Exhibit 99.1

THIS IS A SOLICITATION OF VOTES TO ACCEPT OR REJECT THE PLAN IN ACCORDANCE WITH BANKRUPTCY CODE SECTION 1125 AND WITHIN THE MEANING OF BANKRUPTCY CODE SECTION 1126. THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE COURT. THIS DISCLOSURE STATEMENT WILL BE SUBMITTED TO THE COURT FOR APPROVAL. THE INFORMATION IN THIS DISCLOSURE STATEMENT IS SUBJECT TO CHANGE.

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

In re:	Chapter 11

CGG HOLDING (U.S.) Inc., et al.,	Case No. 17-11637 (MG)

Debtors.[1]	(Jointly Administered)

DISCLOSURE STATEMENT FOR

JOINT CHAPTER 11 PLAN OF REORGANIZATION

OF CGG HOLDING (U.S.) INC. AND CERTAIN AFFILIATES

Alan W. Kornberg

Brian S. Hermann

Lauren Shumejda

Claudia R. Tobler

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Telephone:       (212) 373-3000

Facsimile:        (212) 757-3990

Counsel to the Debtors and Debtors in Possession

Dated: August 25, 2017

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The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number or foreign jurisdictional equivalent, where applicable, are as follows: CGG Holding (U.S.) Inc. (6762); CGG Holding B.V. (0546); CGG Marine B.V. (6386); CGG Holding I (UK) Limited (3009); CGG Holding II (UK) Limited (1926); CGG Services (U.S.) Inc. (3790); Alitheia Resources Inc. (5147); Viking Maritime Inc. (7405); CGG Land (U.S.) Inc. (2437); Sercel Inc. (6603); Sercel-GRC Corp. (1837); Sercel Canada Ltd. (0001); CGG Canada Services Ltd. (4132); and CGG Marine Resources Norge AS (4989). The location of the Debtors’ and their non-Debtor affiliates’ global corporate headquarters is Tour Maine-Montparnasse 33, Avenue du Maine, B.P. 191, 75755 Paris Cedex 15, France.

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	C.	Private Placement Motion		24
	D.	Timetable for Chapter 11 Cases		25
V.	SUMMARY OF RESTRUCTURING PLANS			26
	A.	Chapter 11 Plan		26
		1.	Classification and Treatment of Administrative Claims, Claims and Interests Under the Plan	26
		2.	Votes Solicited in Good Faith	34
		3.	Means for Implementing the Plan	34
		4.	Sources of Consideration for Plan Distributions	35
		5.	Corporate Existence	36
		6.	Vesting of Assets in the Reorganized Debtors	37
		7.	Cancellation of Existing Securities and Agreements	37
		8.	Corporate Action	38
		9.	New Organizational Documents	39
		10.	Directors and Officers of the Reorganized Debtors	39
		11.	Effectuating Documents; Further Transactions	39
		12.	Exemption from Certain Taxes and Fees	39
		13.	Preservation of Causes of Action	40
		14.	Employee and Retiree Benefits	41
		15.	Claims Administration Responsibilities	41
		16.	Treatment of Executory Contracts and Unexpired Leases	41
		17.	Treatment of General Unsecured Claims	44
		18.	Release, Injunction and Related Provisions	47
		19.	Conditions Precedent to Confirmation and Consummation of the Plan	52
		20.	Modification, Revocation or Withdrawal of the Plan	54
		21.	Retention of Jurisdiction	55
	B.	Safeguard Plan		57
		1.	Summary of the Safeguard Plan	57
		2.	Liabilities Subject to Compromise Under the Safeguard Plan	58
		3.	Governance of CGG After Completion of the Restructuring	59
		4.	Summary of the Steps and Implementation Transactions of the Restructuring	59
		5.	Duration of the Safeguard Plan	60
		6.	Conditions Precedent to the Sanctioning of the Safeguard Plan	60
		7.	Conditions precedent to the implementation of the Safeguard Plan	60

	C.	Key Events in the Safeguard to Date; Safeguard Timeline		61
		1.	Creditor Vote	61
		2.	Safeguard Timeline	62
		3.	Actions Taken by Certain Holders of Convertible Bonds in the Safeguard	62
VI.	VALUATION OF THE DEBTORS			63
	A.	Discounted Cash Flow Analysis		63
	B.	Publicly Traded Company Analysis		64
VII.	TRANSFER RESTRICTIONS AND CONSEQUENCES UNDER FEDERAL SECURITIES LAWS			65
	A.	Bankruptcy Code Exemptions from Registration Requirements		65
		1.	Securities Issued in Reliance on Section 1145 of the Bankruptcy Code	65
		2.	Subsequent Transfers of 1145 Securities	67
		3.	Subsequent Transfers of 1145 Securities Issued to Affiliates	68
		4.	Application of Section 1145 Exemption to Certain CGG Securities	68
	B.	New Second Lien Notes Private Placement		69
VIII.	CERTAIN TAX CONSEQUENCES OF PLAN			69
	A.	Certain U.S. Federal Income Tax Considerations		69
	B.	U.S. Federal Income Tax Consequences to the Holding US Group		71
		1.	Cancellation of Indebtedness Income	71
		2.	Net Operating Losses – Section 382	71
		3.	Alternative Minimum Tax	73
	C.	Tax Considerations for U.S. Holders		73
		1.	Tax Consequences for Holders Exchanging Claims under the Plan	73
		2.	Ownership and Disposition of New First Lien Notes	77
		3.	Information Reporting and Backup Withholding	79
	D.	Tax Considerations for Non-U.S. Holders		79
		1.	Tax Consequences for Non-U.S. Holders Exchanging Claims under the Plan	80
		2.	Payments of Interest on New First Lien Notes	81
		3.	Information Reporting and Backup Withholding	82
	E.	FATCA		83
IX.	CERTAIN RISK FACTORS TO BE CONSIDERED			83
	A.	Certain Restructuring Law Considerations		84

	1.	CGG’s Shareholders May Not Vote in Favor of the Proposals Contained in the Safeguard Plan in Relation to the Modification of CGG’s Share Capital and/or the Bylaws	84
	2.	Holders of Convertible Bonds May Successfully Challenge the Fairness Vote by the BGM on the Safeguard Plan in the Safeguard	84
	3.	Effect of Restructuring Proceedings	84
	4.	Risk of Non-Confirmation of Plan under the Bankruptcy Code	85
	5.	Non-Consensual Confirmation	85
	6.	Risk of Non-Occurrence of Effective Date	85
	7.	Risk of Termination of Lock-Up Agreement	85
	8.	Conversion into Chapter 7 Cases	86
	9.	The Cash Collateral May Be Insufficient to Fund the Debtors’ Business Operations, or May Be Unavailable if the Debtors Do Not Comply with the Terms of the Cash Collateral Order	86
	10.	Impact of the Chapter 11 Case on the Debtors	86
	11.	The Plan and Safeguard Plan are Based Upon Assumptions the Plan Proponents Developed Which May Prove Incorrect and Could Render the Plans Unsuccessful	87
	12.	Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary	88
B.	Risks Relating to the Company’s Business		88
	1.	Post-Effective Date Indebtedness	88
	2.	The Company’s Business is Subject to a Number of Risks Beyond its Control	88
	3.	Additional Risks to Business and Operations	89
C.	Factors Relating to Securities to Be Issued Under the Restructuring Plans
	Generally		89
	1.	No Current Public Market for Securities	89
	2.	Potential Dilution	90
	3.	The Company may Recognize a Significant Amount of Cancellation of Indebtedness (“COD”) Income as a Result of the Consummation of the Safeguard Plan	90
	4.	Insufficient Cash Flow to Meet Debt Obligations	90
	5.	Defects in Collateral Securing the New Secured Facilities	91
	6.	Failure to Perfect Security Interests in Collateral	92
	7.	Casualty Risk of Collateral	92
	8.	Any Future Pledge of Collateral Might Be Avoidable in a Subsequent Bankruptcy by the Reorganized Debtors	92

		9.	Risk Related to Termed Out French RCF Claims and Termed Out French RCF Claim Guarantees	92
	D.	Additional Factors		93
		1.	Debtors Could Withdraw Plan	93
		2.	Plan Proponents Have No Duty to Update	93
		3.	No Representations Outside this Disclosure Statement Are Authorized	93
		4.	No Legal or Tax Advice Is Provided by this Disclosure Statement	93
		5.	No Representation Made	93
		6.	Certain Tax Consequences	93
X.	VOTING PROCEDURES AND REQUIREMENTS			93
	A.	Voting Instructions and Voting Deadline		93
	B.	Parties Entitled to Vote		94
	C.	Agreements Upon Furnishing Ballots		95
	D.	Change of Vote		95
	E.	Waivers of Defects, Irregularities, etc		95
	F.	Miscellaneous		96
XI.	CONFIRMATION OF PLAN			96
	A.	Confirmation Hearing		96
	B.	Objections to Confirmation		96
	C.	Requirements for Confirmation of Plan		98
		1.	Requirements of Section 1129(a) of the Bankruptcy Code	98
		2.	Additional Requirements for Non-Consensual Confirmation	102
XII.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN			103
	A.	Alternative Plan of Reorganization		104
	B.	Sale Under Section 363 of the Bankruptcy Code		104
	C.	Liquidation Under Chapter 7 or Applicable Non-Bankruptcy Law		104
XIII.	MISCELLANEOUS PROVISIONS			104
	A.	Immediate Binding Effect		104
	B.	Additional Documents		105
	C.	Reservation of Rights		105
	D.	Successors and Assigns		105
	E.	Term of Injunctions or Stays		105
	F.	Entire Agreement		105
	G.	Exhibits		106

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H.	Nonseverability of Plan Provisions	106
I.	Votes Solicited in Good Faith	106
J.	Closing of Chapter 11 Cases	106
XIV.	CONCLUSION AND RECOMMENDATION	107

EXHIBIT A:	Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) Inc. and Certain Affiliates
EXHIBIT B:	Safeguard Plan (English translation)[2]
EXHIBIT C:	Corporate Structure Chart
EXHIBIT D:	Lock-Up Agreement
EXHIBIT E:	Valuation Analysis
EXHIBIT F:	Liquidation Analysis
EXHIBIT G:	Financial Outlook

[2]	The Exhibits to the Safeguard Plan will be filed in the Plan Supplement.

I.	INTRODUCTION

A.	Overview

CGG HOLDING (U.S.) INC. (“Holding US”) and certain of its affiliates, as debtors and debtors in possession in the above-captioned cases and plan proponents (collectively, the “Debtors”), and CGG S.A., a non-debtor and also a plan proponent (“CGG” together with the Debtors, the “Company” or “Plan Proponents”), are sending you this document and the accompanying materials (this “Disclosure Statement”) because you are a creditor entitled to vote to approve the Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) Inc. and Certain Affiliates, dated August 25, 2017, as the same may be amended from time to time (the “Plan”). The Plan is attached as Exhibit A.

All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Plan. To the extent that a definition of a term in the text of this Disclosure Statement and the definition of such term in the Plan are inconsistent, the definition included in the Plan shall control and govern.

The Plan Proponents are soliciting your vote to approve the Plan (the “Solicitation”) ONLY upon the Court (i) approving this Disclosure Statement as containing adequate information and (ii) approving the solicitation of votes as being in compliance with sections 1125 and 1126(b) of the Bankruptcy Code.

The Plan is part of a comprehensive reorganization of the Company in France and the United States through plans approved (i) in the Safeguard and (ii) under chapter 11 of the Bankruptcy Code with respect to the Debtors. The Safeguard Plan is attached as Exhibit B.

The Restructuring Plans implement the Company’s financial reorganization. CGG, along with the Debtors, is a plan proponent within the meaning of section 1129 of the Bankruptcy Code and will sponsor the Plan. By way of overview, the Plan provides for payment in full in Cash of all Administrative Claims, inclusive of Claims against any of the Debtors arising under section 503(b)(9) of the Bankruptcy Code and priority claims against the Debtors (subject to permitted installment payments for certain Priority Tax Claims).

In addition, the Restructuring Plans provide for the treatment of Allowed Claims against, and Interests in, the Plan Proponents as follows (all of the securities issuable under the Restructuring Plans are referred to in this Disclosure Statement as the “Securities”):

1. Secured Funded Debt Claims. Holders of Secured Funded Debt Claims will receive under the Restructuring Plans their pro rata share (based on the aggregate principal amount of the Secured Funded Debt Claims less the Termed Out French RCF Claims) of (x) New First Lien Notes and (y) the Secured Funded Debt Claims Cash Payment. Under the Safeguard Plan, as described therein, Holders of French RCF Claims had the option to elect to be termed-out under the Safeguard Plan instead of receiving their pro rata share of New First Lien Notes and the Secured Funded Debt Claims Cash Payment. As further discussed below, all Holders of French RCF Claims who made an election under the Safeguard Plan opted to receive their pro rata share of the New First Lien Notes and the Secured Funded Debt Claims Cash

Payment. Accordingly, as further described in Article V.A.1(c)(iii) of this Disclosure Statement, only Debtors with subrogated claims against CGG S.A., or Holders of French RCF Claims who fail to complete the necessary election paperwork or that are otherwise deemed to have elected a term-out of their claims under the Safeguard Plan, will receive such treatment.

Notwithstanding the foregoing, all Allowed Secured Funded Debt Claims may, at the election of CGG, be repaid in full in cash pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order).

For the avoidance of doubt, on the Effective Date, the Debtors shall pay (i) all post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date and (ii) all other Adequate Protection Obligations and all other Fees and expenses owed to the Secured Finance Parties under Article II.B of the Plan. Holders of Allowed US Secured Funded Debt Claims are entitled to payment in Cash of any accrued and unpaid interest and fees due, if any, on the Effective Date.

2. Senior Notes Claim; Senior Notes Accrued Interest Claims. In each case as more fully described in the Safeguard Plan, each Holder of an Allowed Senior Note and Senior Notes Accrued Interest Claim will receive the following treatment:

Under the Safeguard Plan, (i) conversion into New CGG Shares in the context of the Rights Issue, at a price equal to the Euro equivalent of $1.75 per New CGG Share with Warrants 2, by way of set-off against the Allowed Senior Notes Claims if, and to the extent that, the backstop of the Holders of Senior Notes is called and (ii) conversion into New CGG Shares in the context of the Senior Notes Equitization at a price equal to the Euro equivalent of $3.50 per New CGG Share, in each case in accordance with and subject to the Safeguard Plan.

Each Holder of an Allowed Senior Notes Accrued Interest Claim has the option to, in each case in accordance with and subject to the Safeguard Plan, (i) elect conversion of such Allowed Senior Notes Accrued Interest Claim into the New Second Lien Interest Notes in a principal amount of such Holder’s pro rata share of $86 million or (ii) to retain their Claims, which will be repaid over 10 years from the date of the French Plan Sanction Order in accordance with the payment schedule provided for in the Safeguard Plan.

Holders of an Allowed Senior Notes Claims will receive under the Plan rights under the guarantees of the New Second Lien Notes (if they are entitled to such New Second Lien Notes under the New Second Lien Notes Private Placement Agreement) and the New Second Lien Interest Notes granted by the Guarantor Debtors (if they have opted to receive such New Second Lien Interest Notes) in each case in accordance with and subject to the Safeguard Plan.

3. Convertible Bond Claims. In accordance with and subject to the terms and conditions of the Safeguard Plan, Convertible Bond Claims will be converted into New CGG Shares. Convertible Bond Claims are not classified as (or in) a Class under the Plan, are not entitled to vote to accept or reject the Plan, and are not entitled to any distribution on account of

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such Claims under the Plan. Each Holder of a Convertible Bond Claim is only entitled to receive the treatment provided for such Claim in the Safeguard Plan.

4. General Unsecured Claims. Holders of General Unsecured Claims will be paid in the ordinary course of the Debtors’ business during the Chapter 11 Cases, or, to the extent not paid in the ordinary course of business, Reinstated.

5. Intercompany Claims and Intercompany Interests. Intercompany Claims and Intercompany Interest will be Reinstated.

6. Holders of CGG Shares. In accordance with and subject to the terms and conditions of the Safeguard Plan, holders of Existing CGG Shares will receive Warrants 1 and will receive preferential subscription rights to subscribe for the Euro equivalent of $125 million of New CGG Shares in the Rights Issue, subject to applicable securities laws. Holders of Existing CGG Shares are not classified as (or in) a Class under the Plan, are not entitled to vote to accept or reject the Plan, and are not entitled to any distribution on account of such Interests under the Plan.

The Plan does not provide for the substantive consolidation of any of the Debtors’ estates. The Chapter 11 Cases have been consolidated for procedural purposes only and are being jointly administered pursuant to an order of the Court. Accordingly, the Plan constitutes a separate plan of reorganization for each Debtor in the Chapter 11 Cases.

ONLY HOLDERS OF PREPETITION SECURED FUNDED DEBT CLAIMS (CLASSES 3 AND 4) AND PREPETITION SENIOR NOTES CLAIMS (CLASS 5) ARE ENTITLED TO VOTE ON THE PLAN AND ARE BEING SOLICITED UNDER THIS DISCLOSURE STATEMENT.

HOLDERS OF ALLOWED GENERAL UNSECURED CLAIMS WILL NOT BE IMPAIRED BY THE PLAN AND, AS A RESULT, THE RIGHT TO RECEIVE PAYMENT IN FULL ON ACCOUNT OF EXISTING OBLIGATIONS IS NOT ALTERED BY THE PLAN. DURING THE CHAPTER 11 CASES, THE PLAN PROPONENTS HAVE BEEN OPERATING AND INTEND TO CONTINUE OPERATING THEIR BUSINESSES IN THE ORDINARY COURSE.

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RECOMMENDATION BY THE BOARD AND CREDITOR SUPPORT

The board of directors of CGG and Holding US and the board of directors or the sole member of each of the affiliates of Holding US that are Debtors, have approved the transactions contemplated by the Restructuring Plans and recommend that all creditors whose votes are being solicited submit ballots to accept the Plan.

Holders of more than 77% in outstanding principal amount of the Secured Funded Debt Claims and 86% in outstanding principal amount of the Senior Notes Claims entitled to vote on the Plan have already committed, subject to certain terms and conditions, including receipt of this Disclosure Statement, to vote in favor of the Plan pursuant to a Lock-Up Agreement attached as Exhibit D. On July 28, 2017, the Holders of Secured Funded Debt Claims unanimously approved the Safeguard Plan in the Safeguard, and a 93.5% majority of the Holders of Senior Notes Claims and Holders of Convertible Bonds who cast a vote in the Safeguard also approved the Safeguard Plan.

The Plan Proponents believe that the Plan, together with the Safeguard Plan, provides the best restructuring alternative available to the Company. Together, the restructuring achieves:

•	a 100% recovery to Allowed General Unsecured Claims and all creditors who are Unimpaired under the Plan;

•	a new money infusion of up to $500 million;

•	a principal reduction through an up to $150 million pay down and extension of the remaining terms of the prepetition secured funded debt; and

•	deleveraging the Company’s balance sheet by equitizing approximately $1.54 billion of prepetition Senior Notes and $403.5 million in prepetition Convertible Bonds.

Through the restructuring, the Plan Proponents expect to create a sustainable capital structure that will position the Company for success in the energy exploration, production and development industry.

In addition, the Company believes that the Financial Restructuring will maximize the value of its businesses and preserve the integrity of the Company’s diverse business lines. Moreover, the Financial Restructuring provides a framework for the long-term sustainability of the Company’s businesses for the benefit of its employees and customers and positions it well from a liquidity perspective.

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VOTING DEADLINE:

[5:00 P.M.] PREVAILING NEW YORK TIME ON [SEPTEMBER 22], 2017

(unless extended by the Plan Proponents)

BENEFICIAL HOLDERS WHO HOLD THEIR CLAIMS THROUGH NOMINEES MUST RETURN SUCH BENEFICIAL HOLDER BALLOTS TO THEIR RESPECTIVE INTERMEDIARY RECORD OWNERS AS SOON AS POSSIBLE TO ALLOW SUFFICIENT TIME FOR INTERMEDIARY RECORD OWNERS TO VALIDATE AND INCLUDE THEIR VOTES ON A MASTER BALLOT AND RETURN SUCH MASTER BALLOTS TO THE VOTING AGENT ON OR BEFORE THE VOTING DEADLINE.

FOR YOUR VOTE TO BE COUNTED, THE MASTER BALLOT SUBMITTED ON YOUR BEHALF TO YOUR NOMINEE MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT ON OR BEFORE THE VOTING DEADLINE.

IF YOU HOLD YOUR CLAIMS DIRECTLY, YOU MUST RETURN YOUR COMPLETED BALLOT TO THE VOTING AGENT ON OR BEFORE THE VOTING DEADLINE.

THE PLAN PROPONENTS ARE PROVIDING THE INFORMATION IN THIS DISCLOSURE STATEMENT TO HOLDERS OF CLAIMS FOR THE PURPOSE OF SOLICITING VOTES TO ACCEPT OR REJECT THE PLAN. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE RELIED UPON OR USED BY ANY ENTITY FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. BEFORE DECIDING WHETHER TO VOTE FOR OR AGAINST THE PLAN, EACH HOLDER ENTITLED TO VOTE SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT, INCLUDING ALL ATTACHED EXHIBITS AND DOCUMENTS INCORPORATED INTO THIS DISCLOSURE STATEMENT, AS WELL AS THE RISK FACTORS DESCRIBED IN SECTION IX OF THIS DISCLOSURE STATEMENT.

HOLDERS OF SECURED FUNDED DEBT CLAIMS AND SENIOR NOTES CLAIMS HAVE SEPARATELY RECEIVED VOTING BALLOTS TO ACCEPT OR REJECT THE SAFEGUARD PLAN IN THE SAFEGUARD AND HAVE CAST SUCH BALLOTS. FOR THE AVOIDANCE OF DOUBT, HOLDERS OF SECURED FUNDED DEBT CLAIMS AND SENIOR NOTES CLAIMS WILL ALSO VOTE TO ACCEPT OR REJECT THE CHAPTER 11 PLAN IN THE CHAPTER 11 CASES.

UPON CONFIRMATION OF THE PLAN, CERTAIN OF THE SECURITIES DESCRIBED IN THIS DISCLOSURE STATEMENT WILL BE ISSUED WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, 15 U.S.C. SECTIONS 77A–77AA, TOGETHER WITH THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “SECURITIES ACT”), OR SIMILAR U.S. FEDERAL, STATE OR LOCAL LAWS TO PERSONS RESIDENT OR OTHERWISE LOCATED IN THE UNITED STATES IN RELIANCE ON THE EXEMPTION SET

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FORTH IN SECTION 1145 OF THE BANKRUPTCY CODE. OTHER SECURITIES MAY BE ISSUED PURSUANT TO OTHER APPLICABLE EXEMPTIONS UNDER THE U.S. FEDERAL AND APPLICABLE STATE AND LOCAL SECURITIES LAWS AND THE LAWS OF FOREIGN JURISDICTIONS, AS APPLICABLE. TO THE EXTENT EXEMPTIONS FROM REGISTRATION UNDER SECTION 1145 OF THE BANKRUPTCY CODE OR OTHER APPLICABLE LAWS DO NOT APPLY, THE SECURITIES MAY NOT BE OFFERED OR ISSUED TO PERSONS RESIDENT OR OTHERWISE LOCATED IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO SECURITIES TO BE ISSUED PURSUANT TO THE PLAN HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR BY ANY STATE SECURITIES COMMISSION OR SIMILAR PUBLIC, GOVERNMENTAL OR REGULATORY AUTHORITY WHETHER IN THE UNITED STATES, FRANCE OR ELSEWHERE. THIS DISCLOSURE STATEMENT HAS NOT BEEN FILED FOR APPROVAL WITH THE SEC OR ANY STATE AUTHORITY AND NEITHER THE SEC NOR ANY STATE AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE PLAN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES. NEITHER THIS SOLICITATION NOR THIS DISCLOSURE STATEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.

THIS DISCLOSURE STATEMENT CONTAINS “FORWARD-LOOKING STATEMENTS.” SUCH STATEMENTS CONSIST OF ANY STATEMENT OTHER THAN A RECITATION OF HISTORICAL FACT AND CAN BE IDENTIFIED BY THE USE OF FORWARD LOOKING TERMINOLOGY SUCH AS “MAY,” “EXPECT,” “ANTICIPATE,” “ESTIMATE” OR “CONTINUE” OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE PLAN PROPONENTS CONSIDER ALL STATEMENTS REGARDING ANTICIPATED OR FUTURE MATTERS TO BE FORWARD-LOOKING STATEMENTS.

Forward-looking statements may include statements about:

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of the Company’s global operations;

•	the risks associated with activities operated through joint ventures in which the Company holds a minority interest;

•	any write-downs of goodwill on the Company’s balance sheet;

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•	the Company’s ability to sell its seismic data library;

•	exposure to foreign exchange rate risk;

•	the Company’s ability to finance its operations on acceptable terms;

•	the impact of fluctuations in fuel costs on the Company’s marine acquisition business;

•	the weight of intra-group production on the Company’s results of operations;

•	the timely development and acceptance of the Company’s new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and the Company’s ability to have adequate insurance against such risks;

•	the Company’s liquidity and outlook;

•	the implementation of the Restructuring Transactions;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	the client’s ability to unilaterally delay or terminate certain contracts in its backlog;

•	the effects of competition;

•	difficulties in adapting the Company’s fleet to changes in the seismic market;

•	the seasonal nature of the Company’s revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•

the Company’s ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on the Company’s credit ratings for its debt obligations;

•	exposure to interest rate risk; and

•	the Company’s success at managing the foregoing risks.

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STATEMENTS CONCERNING THESE AND OTHER MATTERS ARE NOT GUARANTEES OF THE REORGANIZED DEBTORS’ OR CGG’S FUTURE PERFORMANCE. THERE ARE RISKS, UNCERTAINTIES, AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE REORGANIZED DEBTORS’ OR CGG’S ACTUAL PERFORMANCE OR ACHIEVEMENTS TO BE DIFFERENT FROM THOSE THEY MAY PROJECT, AND THE PLAN PROPONENTS UNDERTAKE NO OBLIGATION TO UPDATE THE PROJECTIONS MADE HEREIN, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW. THE READER IS CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS ARE NECESSARILY SPECULATIVE AND THERE ARE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PRESENTED TO IN SUCH FORWARD-LOOKING STATEMENTS. THE LIQUIDATION ANALYSIS, PROJECTIONS AND OTHER INFORMATION CONTAINED HEREIN AND ATTACHED HERETO ARE ESTIMATES ONLY, AND THE VALUE OF THE PROPERTY DISTRIBUTED TO HOLDERS OF ALLOWED CLAIMS OR EQUITY INTERESTS MAY BE AFFECTED BY MANY FACTORS THAT CANNOT BE PREDICTED. THEREFORE, ANY ANALYSES, ESTIMATES OR RECOVERY PROJECTIONS MAY OR MAY NOT TURN OUT TO BE ACCURATE. FOR MORE INFORMATION REGARDING THE FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE PRESENTED IN THE FORWARD-LOOKING STATEMENTS, PLEASE REFER TO SECTION IX – CERTAIN RISK FACTORS TO BE CONSIDERED OF THIS DISCLOSURE STATEMENT AND “ITEM 3 – KEY INFORMATION – RISK FACTORS” OF THE ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2016 OF CGG, FILED WITH THE SEC AND INCORPORATED BY REFERENCE IN THIS DISCLOSURE STATEMENT.

HOLDERS OF ALLOWED GENERAL UNSECURED CLAIMS WILL NOT BE IMPAIRED BY THE PLAN AND, AS A RESULT, THE RIGHT TO RECEIVE PAYMENT IN FULL ON ACCOUNT OF SUCH OBLIGATIONS IS NOT ALTERED BY THE PLAN.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016 AND IS NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER SIMILAR LAWS.

ALL SECURITIES DESCRIBED HEREIN ARE EXPECTED TO BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS (“BLUE SKY LAWS”). THE PLAN PROPONENTS INTEND TO RELY ON THE FOLLOWING EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT AND BLUE SKY LAWS:

•	SECTION 4(A)(2) OF THE SECURITIES ACT, AND REGULATION D PROMULGATED THEREUNDER, TO EXEMPT

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FROM SUCH REGISTRATION THE OFFER AND ISSUANCE OF THE NEW SECOND LIEN NOTES AND WARRANTS 3 TO CERTAIN ELIGIBLE HOLDERS OF SENIOR NOTE CLAIMS IN THE NEW SECOND LIEN NOTES PRIVATE PLACEMENT.

•

SECTION 1145 OF THE BANKRUPTCY CODE, IN RESPECT OF (1) THE ISSUANCE OF THE NEW FIRST LIEN NOTES TO HOLDERS OF SECURED FUNDED DEBT CLAIMS; (2) THE CONVERSION OF SENIOR NOTES CLAIMS INTO NEW CGG SHARES PURSUANT TO THE SAFEGUARD PLAN; AND (3) THE ISSUANCE OF NEW SECOND LIEN INTEREST NOTES TO HOLDERS OF SENIOR NOTES ACCRUED INTEREST CLAIMS.

TO THE EXTENT THAT THE PLAN PROPONENTS RELY ON A PRIVATE PLACEMENT EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT FOR THE OFFER AND ISSUANCE OF ANY SECURITIES, THOSE SECURITIES WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT AND MAY ONLY BE RESOLD OR OTHERWISE TRANSFERRED PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND, IN THE CASE OF NEW CGG SHARES, SO LONG AS THE NEW CGG SHARES ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144(A)(3), THEY MAY NOT BE DEPOSITED IN ANY UNRESTRICTED DEPOSITARY RECEIPTS FACILITY ESTABLISHED OR MAINTAINED IN RESPECT OF THE NEW CGG SHARES (INCLUDING THE ADS FACILITY).

THE PLAN PROPONENTS RECOMMEND THAT POTENTIAL RECIPIENTS OF ANY NEW FIRST LIEN NOTES, NEW SECOND LIEN NOTES AND NEW CGG SHARES PURSUANT TO THE RESTRUCTURING PLANS CONSULT THEIR OWN LEGAL COUNSEL CONCERNING THE SECURITIES LAWS GOVERNING THE TRANSFERABILITY OF ANY SUCH NEW NOTES AND NEW STOCK.

NO LEGAL OR TAX ADVICE IS PROVIDED TO YOU BY THIS DISCLOSURE STATEMENT. THE PLAN PROPONENTS URGE EACH HOLDER OF A CLAIM TO CONSULT WITH ITS OWN ADVISORS WITH RESPECT TO ANY LEGAL, FINANCIAL, SECURITIES, TAX OR BUSINESS ADVICE IN REVIEWING THIS DISCLOSURE STATEMENT, THE PLAN AND EACH OF THE PROPOSED TRANSACTIONS CONTEMPLATED THEREBY. FURTHER, THE COURT’S APPROVAL OF THE ADEQUACY OF DISCLOSURES CONTAINED IN THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE THE COURT’S APPROVAL OF THE MERITS OF THE PLAN OR A GUARANTEE BY THE COURT OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN.

THIS DISCLOSURE STATEMENT CONTAINS, AMONG OTHER THINGS, SUMMARIES OF THE RESTRUCTURING PLANS, CERTAIN STATUTORY PROVISIONS, CERTAIN EVENTS IN THE DEBTORS’ CHAPTER 11 CASES, THE

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SAFEGUARD AND CERTAIN DOCUMENTS RELATED TO THE RESTRUCTURING PLANS THAT ARE ATTACHED HERETO AND INCORPORATED HEREIN BY REFERENCE OR THAT MAY BE FILED LATER WITH THE PLAN SUPPLEMENT. ALTHOUGH THE PLAN PROPONENTS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, THESE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY TO THE EXTENT THAT THE SUMMARIES DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS OR EVERY DETAIL OF SUCH EVENTS. IN THE EVENT OF ANY CONFLICT, INCONSISTENCY OR DISCREPANCY BETWEEN A DESCRIPTION IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS OF THE PLAN OR ANY OTHER DOCUMENTS, THE PLAN OR SUCH OTHER DOCUMENTS WILL GOVERN AND CONTROL FOR ALL PURPOSES. EXCEPT AS OTHERWISE SPECIFICALLY NOTED, FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE PLAN PROPONENTS’ MANAGEMENT. THE PLAN PROPONENTS DO NOT REPRESENT OR WARRANT THAT THE INFORMATION CONTAINED HEREIN OR ATTACHED HERETO IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

IN PREPARING THIS DISCLOSURE STATEMENT, THE PLAN PROPONENTS RELIED ON FINANCIAL DATA DERIVED FROM THE PLAN PROPONENTS’ BOOKS AND RECORDS AND ON VARIOUS ASSUMPTIONS REGARDING THE PLAN PROPONENTS’ BUSINESS. THE PLAN PROPONENTS’ MANAGEMENT HAS REVIEWED THE FINANCIAL INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT. ALTHOUGH THE PLAN PROPONENTS HAVE USED THEIR REASONABLE BUSINESS JUDGMENT TO ENSURE THE ACCURACY OF THIS FINANCIAL INFORMATION, THE FINANCIAL INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS DISCLOSURE STATEMENT HAS NOT BEEN AUDITED (UNLESS OTHERWISE EXPRESSLY PROVIDED HEREIN) AND NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OF THE FINANCIAL INFORMATION CONTAINED HEREIN OR ASSUMPTIONS REGARDING THE PLAN PROPONENTS’ BUSINESS AND ITS FUTURE RESULTS AND OPERATIONS. THE PLAN PROPONENTS EXPRESSLY CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

NEITHER THIS DISCLOSURE STATEMENT, THE PLAN, THE CONFIRMATION ORDER NOR THE PLAN SUPPLEMENT WAIVE ANY RIGHTS OF THE DEBTORS WITH RESPECT TO THE HOLDERS OF CLAIMS OR INTERESTS PRIOR TO THE EFFECTIVE DATE. RATHER, THIS DISCLOSURE STATEMENT SHALL CONSTITUTE A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS RELATED TO POTENTIAL CONTESTED MATTERS, POTENTIAL ADVERSARY PROCEEDINGS AND OTHER PENDING OR THREATENED LITIGATION OR ACTIONS.

NO RELIANCE SHOULD BE PLACED ON THE FACT THAT A PARTICULAR LITIGATION CLAIM OR PROJECTED OBJECTION TO A PARTICULAR CLAIM IS OR IS NOT IDENTIFIED IN THIS DISCLOSURE

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STATEMENT. EXCEPT AS PROVIDED UNDER THE PLAN, THE PLAN PROPONENTS OR THE REORGANIZED DEBTORS AND CGG MAY SEEK TO INVESTIGATE, FILE AND PROSECUTE CLAIMS AND CAUSES OF ACTION AND MAY OBJECT TO CLAIMS AFTER CONFIRMATION OR THE EFFECTIVE DATE OF THE PLAN IRRESPECTIVE OF WHETHER THIS DISCLOSURE STATEMENT IDENTIFIES ANY SUCH CLAIMS OR OBJECTIONS TO CLAIMS ON THE TERMS SPECIFIED IN THE PLAN.

THE PLAN PROPONENTS ARE GENERALLY MAKING THE STATEMENTS AND PROVIDING THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AS OF THE DATE HEREOF WHERE FEASIBLE, UNLESS OTHERWISE SPECIFICALLY NOTED. ALTHOUGH THE PLAN PROPONENTS MAY SUBSEQUENTLY UPDATE THE INFORMATION IN THIS DISCLOSURE STATEMENT, THE PLAN PROPONENTS HAVE NO AFFIRMATIVE DUTY TO DO SO. HOLDERS OF CLAIMS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER THAT, AT THE TIME OF THEIR REVIEW, THE FACTS SET FORTH HEREIN HAVE NOT CHANGED SINCE THIS DISCLOSURE STATEMENT WAS SENT. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION, MODIFICATION, OR AMENDMENT. THE PLAN PROPONENTS RESERVE THE RIGHT TO FILE AN AMENDED OR MODIFIED PLAN AND RELATED DISCLOSURE STATEMENT FROM TIME TO TIME, SUBJECT TO THE TERMS OF THE LOCK-UP AGREEMENT AND RESTRUCTURING SUPPORT AGREEMENT.

THE PLAN PROPONENTS HAVE NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION ABOUT OR CONCERNING THE PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS DISCLOSURE STATEMENT. THE PLAN PROPONENTS HAVE NOT AUTHORIZED ANY REPRESENTATIONS CONCERNING THE PLAN PROPONENTS OR THE VALUE OF THEIR PROPERTY OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT.

HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN MUST RELY ON THEIR OWN EVALUATION OF THE COMPANY AND THEIR OWN ANALYSES OF THE TERMS OF THE PLAN IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN. IMPORTANTLY, PRIOR TO DECIDING WHETHER AND HOW TO VOTE ON THE PLAN, EACH HOLDER OF A CLAIM IN A VOTING CLASS SHOULD REVIEW THE PLAN IN ITS ENTIRETY AND CONSIDER CAREFULLY ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT AND ANY EXHIBITS HERETO.

IF THE PLAN IS CONFIRMED BY THE COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS (INCLUDING THOSE HOLDERS OF CLAIMS WHO DO NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN, WHO VOTE TO REJECT THE PLAN, OR WHO ARE NOT ENTITLED TO VOTE ON THE PLAN) AGAINST THE DEBTORS WILL BE BOUND BY THE TERMS OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

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NOTWITHSTANDING ANY RIGHTS OF APPROVAL PURSUANT TO THE LOCK-UP AGREEMENT OR OTHERWISE AS TO THE FORM OR SUBSTANCE OF THIS DISCLOSURE STATEMENT, THE PLAN OR ANY OTHER DOCUMENT RELATING TO THE TRANSACTIONS CONTEMPLATED THEREUNDER, NONE OF THE CREDITORS WHO HAVE EXECUTED THE LOCK-UP AGREEMENT, OR THEIR RESPECTIVE REPRESENTATIVES, MEMBERS, FINANCIAL OR LEGAL ADVISORS OR AGENTS, HAS INDEPENDENTLY VERIFIED THE INFORMATION CONTAINED HEREIN OR TAKES ANY RESPONSIBILITY THEREFOR AND NONE OF THE FOREGOING ENTITIES OR PERSONS MAKES ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE INFORMATION CONTAINED HEREIN.

THE CONFIRMATION AND EFFECTIVENESS OF THE PLAN ARE SUBJECT TO CERTAIN MATERIAL CONDITIONS PRECEDENT DESCRIBED HEREIN AND SET FORTH IN ARTICLE IX OF THE PLAN. THERE IS NO ASSURANCE THAT THE PLAN WILL BE CONFIRMED, OR IF CONFIRMED, THAT THE CONDITIONS REQUIRED TO BE SATISFIED FOR THE PLAN TO BECOME EFFECTIVE WILL BE SATISFIED (OR WAIVED).

ALL EXHIBITS TO THIS DISCLOSURE STATEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

B.	Who is Entitled to Vote

Under the Bankruptcy Code, only holders of claims or interests in “impaired” Classes are entitled to vote on the Plan (unless, for reasons discussed in more detail below, such holders are deemed to reject the Plan pursuant to section 1126(g) of the Bankruptcy Code). Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” unless (i) the Plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the Plan, among other things, cures all existing defaults (other than defaults resulting from the occurrence of bankruptcy events) and reinstates the maturity of such claim or interest as it existed before the default.

There are three (3) creditor groups entitled to vote on the Plan whose acceptances of the Plan are being solicited: the French RCF Claims (Class 3), the US Secured Funded Debt Claims (Class 4) and the Senior Notes Claims (Class 5).

THE PLAN PROVIDES THAT HOLDERS OF IMPAIRED CLAIMS WHO DO NOT SUBMIT A BALLOT TO ACCEPT OR REJECT THE PLAN OR WHO REJECT THE PLAN BUT DO NOT OPT OUT OF THE RELEASE PROVISIONS OF THE PLAN ARE DEEMED TO HAVE GRANTED THE RELEASES THEREIN.

The following table summarizes (i) the treatment of Claims and Interests in the Plan; (ii) which Classes are impaired by the Plan; (iii) which Classes are entitled to vote on the Plan; and (iv) the estimated recoveries for holders of Claims. The table is qualified in its entirety

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by reference to the full text of the Restructuring Plans. For a more detailed summary of the terms and provisions of the Plan, see Section V of this Disclosure Statement. A detailed discussion of the analysis underlying the estimated recoveries, including the assumptions underlying such analysis, is set forth in the Valuation Analysis in Section VI and Exhibit E.

Class	Claims and Interests	Status	Voting Rights	Distributions % Recovery
1	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Payment in Full. 100%

2	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Reinstatement or Payment in Full. 100%

3	French RCF Claims	Impaired	Entitled to Vote

In each case as more fully described in the Safeguard Plan, each Holder of an Allowed French RCF Claim will receive the following treatment:

Under the Safeguard Plan, each Holder of an Allowed French RCF Claim had the option to elect to receive (i) its pro rata share (based on the aggregate principal amount of the Secured Funded Debt Claims less any Termed Out French RCF Claims) of (x) New First Lien Notes and (y) the Secured Funded Debt Claims Cash Payment or have its Allowed French RCF Claim termed-out under the Safeguard Plan.

All Holders of French RCF Claims who made an election in the Safeguard elected to receive New First Lien Notes and their pro rata share of the Secured Funded Debt Claims Cash Payment.

Holders of Allowed French RCF Claims who will receive New First Lien Notes will receive, as distributions under the Plan, the New First Lien Notes and related guarantee and security packages.

Any Holders who are deemed to be termed out under the Safeguard Plan will receive as a distribution under the Plan rights under the Termed Out French RCF Claim Guarantees and Termed Out French RCF Claim Guarantee Documents, but only if such Holders enter into a New Additional Intercreditor Agreement and any other relevant document.

On the Effective Date, the French RCF Facility Documents will be released and cancelled and all Claims arising thereunder released and discharged under the Plan and the Safeguard Plan (except for any Termed Out French RCF Claims which shall only be governed by the Safeguard Plan, the New Additional Intercreditor Agreement and the Termed Out French RCF Claim Guarantee Documents).

100%

4	US Secured Funded Debt Claims	Impaired	Entitled to Vote	Each Holder of an Allowed US Secured Funded Debt Claim will receive the following treatment:

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Class	Claims and Interests	Status	Voting Rights	Distributions % Recovery

Under the Plan, a pro rata share (based on the aggregate principal amount of the Secured Funded Debt Claims less any Termed Out French RCF Claims) of (i) New First Lien Notes and (ii) the Secured Funded Debt Claims Cash Payment; and

Under the Safeguard Plan, a guarantee and security package from CGG guaranteeing the New First Lien Notes.

100%

5	Senior Notes Claims and Senior Notes Accrued Interest Claims	Impaired	Entitled to Vote

In each case as more fully described in the Safeguard Plan, each Holder of an Allowed Senior Notes and Senior Notes Accrued Interest Claim will receive the following treatment:

Under the Safeguard Plan, (i) conversion into New CGG Shares in the context of the Rights Issue, at a price equal to the Euro equivalent of $1.75 per New CGG Share with Warrants 2, by way of set-off against the Allowed Senior Notes Claims if, and to the extent that, the backstop of the Holders of Senior Notes is called and (ii) conversion into New CGG Shares in the context of the Senior Notes Equitization at a price equal to the Euro equivalent of $3.50 per New CGG Share, in each case in accordance with and subject to the Safeguard Plan.

Each Holder of an Allowed Senior Notes Accrued Interest Claim had the option to, in each case in accordance with and subject to the Safeguard Plan, (i) elect conversion of such Allowed Senior Notes Accrued Interest Claim into the New Second Lien Interest Notes in a principal amount of such Holder’s pro rata share of $86 million or (ii) to retain their Claims, which will be repaid over 10 years from the date of the French Plan Sanction Order in accordance with the payment schedule provided for in the Safeguard Plan.

Holders of an Allowed Senior Notes Claims will receive under the Plan rights under the guarantees of the New Second Lien Notes (if they are entitled to such New Second Lien Notes under the New Second Lien Notes Private Placement Agreement) and the New Second Lien Interest Notes granted by the Guarantor Debtors (if they have opted to receive such New Second Lien Interest Notes) in each case in accordance with and subject to the Safeguard Plan.

43.0% to 50.5%

6	General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Paid in Full in the ordinary course of business or Reinstatement. 100%

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Class	Claims and Interests	Status	Voting Rights	Distributions % Recovery
7	Intercompany Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Reinstatement, to the extent not otherwise satisfied under the Plan or paid in the ordinary course of business. 100%

8	Intercompany Interests	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Reinstatement. 100%

WHERE TO FIND ADDITIONAL INFORMATION: CGG currently files annual reports with, and submits other information to, the SEC. Copies of any document filed with or submitted to the SEC may be obtained by visiting the SEC website at http://www.sec.gov and performing a search under the “Company Filings” link. Each of the following filings and submissions is incorporated as if fully set forth herein and is a part of this Disclosure Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on May 1, 2017;

•	Form 6-K containing CGG’s unaudited interim financial statements for the quarter ended March 31, 2017, submitted to the SEC on May 12, 2017; and

•	Form 6-K containing CGG’s unaudited interim financial statements for the quarter and six-month period ended June 30, 2017, submitted to the SEC On July 28, 2017.

Later information filed with or submitted to the SEC that updates information in the filings or submissions incorporated by reference will update and supersede that information.

II.	OVERVIEW OF THE COMPANY’S OPERATIONS

A.	Overview

CGG and its subsidiaries, including the Debtors (the “CGG Group”) comprise a global geophysical and geoscience services company serving customers principally in the oil and gas exploration and production (“E&P”) industry. The CGG Group is a recognized leader in the field, with more than 100 years of combined operating experience (through CGG Veritas and Fugro Geoscience) and a proven track record for technical innovation in geophysics and geology. It is a fully integrated geoscience company, capable of providing its clients with a wide range of data acquisition, processing and interpretation services, as well as related imaging and interpretation software that can be used in all aspects of their E&P activities, ranging from initial exploration of potential fields to the conclusion of oil and gas production. The CGG Group is also a global manufacturer of geophysical equipment. Altogether, the CGG Group has more than 50 locations worldwide, more than 30 separate data processing centers, and a workforce of more than 5,700 people, of whom more than 600 people are solely devoted to research and development (“R&D”).

Additional information about the Plan Proponents’ operations, capital structure and financial position are set forth in the (1) Safeguard Plan, and (2) the Declaration of Beatrice Place-Faget in Support of Chapter 11 Petition and First Day Motions [Docket No. 3], both of which are incorporated herein by reference as if fully set forth herein.

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B.	Directors and Officers

1. Directors. Under French law, CGG’s board of directors determines CGG’s business strategy and monitors its implementation. The board of directors deals with any issues relating to CGG’s affairs, pursuant to the powers granted to it by law and the articles of association. CGG’s board of directors currently consists of eleven (11) members elected by CGG’s shareholders. Under French law, a Director may be an individual or a legal entity for which an individual is appointed as permanent representative.

The composition of the post-Effective Date board of directors or managers of the Reorganized Debtors will be disclosed prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code. The current members of CGG’s board of directors are identified below.

Mr. Remi Dorval is a graduate of the École Centrale de Paris, the Institut d’Études Politiques and the École Nationale d’Administration. He has been Chairman of CGG’s Board of Directors since June 4, 2014. He served as a civil Board member of the Direction des Hydrocarbures of the Industry Ministry from 1979 to 1984 and a civil Board member of the Direction du Trésor of the Economy and Finance Ministry from 1984 to 1986.

Mr. Jean-Georges Malcor is a graduate of the École Centrale de Paris, holds a Doctorate from the École supérieure des Mines de Paris and a Master in Science from Stanford University. He has been Chief Executive Officer of CGG SA since June 30, 2010 and a Director of CGG SA since May 4, 2011. He also serves as Chairman of the Board of Directors of Sercel Holding, and as a member of the Board of Directors of the Arabian Geophysical and Surveying Company (ARGAS), a company 49% held by CGG. He is also a Director, member of the Audit Committee and member of the Supervisory Board of STMicroelectronics (a company listed on Euronext Paris, the New York Stock Exchange and Borsa Italiana), a member of the Supervisory Board of Fives SA, General Manager of SCI l’Australe, Chairman of the Board of Directors of Universcience Partenaires, Director of Oceanides association and of the École Centrale Supélec, and an active member of EVOLEN and of Cluster Maritime Français.

Mr. Loren Carroll joined CGG’s Board of Directors on January 12, 2007. Mr. Carroll had been a Director of Veritas since 2003. Mr. Carroll is currently a financial and strategic business consultant. Until his retirement in April 2006, Mr. Carroll was President and Chief Executive Officer of M-I Swaco LLC and was also Executive Vice President of Smith International, Inc. Mr. Carroll currently serves as Chairman of the Board of Directors of KBR Inc.

Mr. Michael Daly is a graduate of The University College of Wales, Leeds University (PhD) and Harvard Business School (PMD). Mr. Daly is a British geologist, oil and gas executive and academic. He joined the Geological Survey of Zambia in 1976, mapping the remote Muchinga Mountains of northeast Zambia. He began his business career with BP in 1986 as a research geologist. He currently serves as Senior Director at Macro Advisory Partners, Non- Executive Director with Tullow Oil, Visiting Professor in Earth Sciences at The University of Oxford and Director of Daly Advisory and Research Ltd.

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Ms. Anne Guérin, permanent representative of Bpifrance Participations, is a graduate of ESCP EUROPE Business School. She joined Banque du Développement des PME in 1991, first in a regional office, setting up medium and long-term loans for SME’s, and then in the Marketing Division at headquarters. In 2000 she joined Avenir Entreprises (Private Equity - Investment in small caps) where she was Investment Director until 2005. She currently also serves as Board member of VoisinMalin, a French non-profit organization working on social empowerment in poor districts.

Mr. Didier Houssin graduated from the École nationale d’administration and has a Master’s degree in International Law from Université de Paris 1 - La Sorbonne. He also has a degree in Political Science from the Institut d’études politiques de Paris. On April 8, 2015, Didier Houssin was appointed Chairman and CEO of IFP Energies Nouvelles. Prior to that, in December 2012, he was appointed Director of Sustainable Energy Policy and Technology at the International Energy Agency (IEA). In that role, he was responsible for the development of low-carbon technologies and energy transition. He currently also serves as Chairman of Tuck Foundation (France) and Chairman of the ANCRE (Alliance Nationale de Coordination de la Recherche pour l’Énergie).

Ms. Agnès Lemarchand joined CGG’s Board of Directors on September 21, 2012. She graduated from ENSCP (French engineering school) and holds a Master’s degree from MIT (chemical engineering) and an MBA from INSEAD. She started her career in various positions within the Rhone-Poulenc group, where she worked from 1980 to 1985. In 1986, she was appointed Chief Executive Officer of Industrie Biologique Française, a company in the Health segment of the Rhone Poulenc Group in the U.S. She currently serves as Director and member of the Financial Statements Committee of Saint Gobain, and as member of the Board of Directors and the Audit Committee of Biomérieux (two companies listed on Euronext Paris). She is Chairman of Orchad SAS.

Ms. Gilberte Lombard joined CGG’s Board of Directors on May 4, 2011. She held various financial positions at HSBC France (formerly Credit Commercial de France) from 1990 until her retirement in February 2011. She began her career as a financial analyst and then joined the M&A department of Credit Commercial de France. Ms. Lombard continues to serve as a member of the Supervisory Board, member of the Audit Committee and member of the Remuneration Committee of Zodiac Aerospace, and as Director, Chairman of the Remuneration Committee and member of the Strategic Committee of Robertet SA, two Euronext Paris-listed companies. She is a Director of the Vernet Retraite association. Ms. Lombard holds a Masters degree in Economic Sciences and is a graduate of the INSEAD Advanced Management Program.

Ms. Hilde Myrberg joined CGG’s Board of Directors on May 4, 2011. Until her retirement in 2012, she held the positions of Senior Vice President of Corporate Governance and Compliance at Orkla ASA, a Norwegian company listed on the Oslo Stock Exchange which operates in branded consumer goods, aluminum solutions, materials, renewable energy and financial investments, where she also served as Secretary of the Board until her retirement in 2012. She now also serves as a Director of Norges Bank (the Central Bank of Norway and the Norwegian Bank Investment Management), as a Director of Nordic Mining ASA (listed on the Oslo Stock Exchange) and she is a member of the Nomination Committee of Det Norske Oljeselskap ASA (listed on the Oslo Stock Exchange) and NBT AS.

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Mr. Robert Semmens is a private investor and adjunct professor of finance at the Leonard N. Stern School of Business (New York University). He holds a law degree from Northwestern University School of Law and an MBA in Finance and Accounting from the J.L. Kellogg Graduate School of Management at Northwestern University. He currently serves as a Director of MicroPharma Ltd (Canada) and Bronco Holdings LLC (USA).

Ms. Kathleen Sendall joined CGG’s Board of Directors on May 5, 2010. She is a mechanical engineering graduate of Queen’s University (Ontario), holds an Honorary Doctorate from the University of Calgary and is a graduate of the Western Executive Program. She began her career as a junior process engineer for Petro-Canada in 1978, and then was a project engineer for compressor station design and construction at Nova, an Alberta corporation for two years. She also serves as a Director of ENMAX, as trustee of the Ernest C. Manning Awards Foundation and as Chairman of the Board of Directors of Emission Reductions Alberta.

2. Executive Officers. Under French law and CGG’s current articles of association (statuts), the Chief Executive Officer has full executive authority to manage its affairs and has full power to act on CGG’s behalf and to represent it in dealings with third parties, subject only to (i) CGG’s corporate purpose set forth in its articles of association, (ii) those powers expressly reserved by law to the Board of Directors or CGG’s shareholders and (iii) limitations that the Board of Directors may resolve.

The following table sets forth the names of CGG’s principal executive officers and their current positions:

Name	Position
Jean-Georges Malcor	Chief Executive Officer
Stéphane-Paul Frydman	Group Chief Financial Officer
Pascal Rouiller	Chief Operating Officer
Sophie Zurquiyah	Chief Operating Officer

Mr. Stéphane-Paul Frydman, 53, is a graduate of the École Polytechnique of Paris and the École des Mines of Paris. He has been Group Chief Financial Officer since January 2007 and served as Corporate Officer from February 29, 2012 to January 4, 2017. Before that time, he had been Group Controller, Treasurer and Deputy Chief Financial Officer since September 2005, Deputy Chief Financial Officer of the CGG Group since January 2004 and Vice President in charge of corporate financial affairs reporting to the Chief Financial Officer since December 2002. Prior to joining CGG, Mr. Frydman was, from April 2000 to November 2002, an Investor Officer of Butler Capital Partners, a private equity firm and from June 1997 to March 2000, Industrial Advisor to the French Minister of the Economy and Finances. Mr. Frydman is currently a Director of CGG Holding (U.S.) Inc. and Chairman of the Board of Directors of CGG International SA. He is in charge of the Finance and General Secretary Functions, as well as the Strategy and Investors’ relations departments.

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Mr. Pascal Rouiller, 63, is a graduate of the École Centrale de Paris. He served as Corporate Officer from February 29, 2012 to January 4, 2017. Before that time, Mr. Rouiller served as Vice President for the Asia-Pacific region from May 1992 to September 1995, then as Vice President of CGG’s Product segment from October 1995 to December 1999. In 1999, he was appointed Chief Operating Officer of the Sercel Group and has acted as Chairman and Chief Executive Officer of Sercel SAS since September 2005. Mr. Rouiller is now Chairman of Sercel SAS, Sercel Holding SAS and CGG Services SAS, Chairman of the Board of Directors of Sercel (Beijing) Technological Services Co. Ltd. and of Sercel Australia Pty. Ltd., Chairman of the Board of Sercel Canada Ltd., Chairman of the Board of Directors of Hebei Sercel Junfeng Geophysical Prospecting Equipment Co. Ltd., Director of Sercel Singapore Private Ltd., Director and Chief Executive Officer of Sercel Inc., and Director of Seabed Geosolutions B.V. (a Dutch company 40% held by the CGG Group). He is in charge of the Acquisition and Equipment Business Lines and of Risk Management/HSE/Sustainable Development for the Group.

Ms. Sophie Zurquiyah, 50, served as Corporate Officer from September 1, 2015 to January 4, 2017. She has also been Senior Executive Vice President, GGR segment since February 4, 2013. She joined CGG after 21 years in the oilfield services industry, working for Schlumberger in P&L and in positions covering R&D and Operations in France, the U.S. and Brazil. Her most recent roles include Chief Information Officer (CIO), President of Data and Consulting Services that provided Processing, Interpretation and Consulting services for most of Schlumberger’s Business Lines, and Vice President of Sustaining Engineering that included all support and improvements to commercial products, services and technologies worldwide. She serves as Senior Executive Vice President of CGG Services (U.S.) Inc. She is in charge of the GGR Business Lines, Global Operational Excellence and Technology.

III.	KEY EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASES

CGG has suffered the effects of an adverse E&P market. In 2012, before oil prices dropped, CGG had total consolidated operating revenues of more than $3.41 billion; by 2015, that number had decreased to $2.1 billion, and for 2016, that number decreased further to $1.195 billion. CGG’s annual consolidated revenues in 2016 were roughly a third of what they were in 2012. CGG’s consolidated earnings have dropped similarly over this period: in 2012, CGG’s earnings before interest and tax (EBIT) were $368 million; CGG has reported negative consolidated EBIT for each subsequent year since, including losses of $1.136 billion in 2015 and $404.7 million in 2016. Similarly, CGG’s consolidated EBITDA has fallen from a high of $1.139 billion in 2013 to $273.6 million in 2016.

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To combat this decline, starting in 2014, CGG began to implement a series of cost-saving measures. In 2015, these efforts were consolidated and formalized as a comprehensive “Transformation Plan” through which CGG refocused on its existing strengths, while divesting non-core and underperforming assets and eliminating general and administrative costs wherever possible.

In this context, CGG filed a petition with the Commercial Court of Paris to benefit from a safeguard proceeding (the “Safeguard”), which was opened by ruling of the Commercial Court of Paris (the “French Court”) on June 14, 2017 (the “Opening Ruling”). Pursuant to the Opening Ruling, the French Court appointed:

•	Mr. Jean-Pierre Bégon-Lours as Supervising Judge;

•	the SELARL FHB, acting through Maître Hélène Bourbouloux, as judicial administrator with the mission to supervise the debtor in its management; and

•	the SELAFA MJA, acting through Maître Lucile Jouve, as creditors’ representative.

Because the Senior Notes are governed by the laws of the State of New York and such courts have jurisdiction over any disputes relating thereto, and because most of the Company’s creditors are located in the United States, CGG also sought relief under Chapter 15 of the Bankruptcy Code (“Chapter 15”) in order to have the Safeguard recognized in the United States. The foreign representative, on behalf of CGG, accordingly filed a petition for recognition of the Safeguard under Chapter 15 with the United States Bankruptcy Court for the Southern District of New York on June 14, 2017 in the case captioned In re CGG S.A., Ch. 15 Case No. 17-11636 (MG) (Bankr. SDNY Jun. 14, 2017). The Court entered an order recognizing the Safeguard as a “foreign main proceeding” within the meaning of Chapter 15 of the Bankruptcy Code on July 13, 2017 [Docket No. 17].

Upon entry by the French court of the order sanctioning the Safeguard Plan, the foreign representative intends to seek recognition and enforcement of the French court’s sanctioning order. The foreign representative currently intends to seek, among other things, (a) an injunction to prevent any stakeholder of CGG from challenging the Safeguard Plan or the French court sanctioning order in the United States, and (b) application of section 1145 of the Bankruptcy Code to CGG’s issuance of certain securities and the issuance of warrants to CGG shareholders, and the issuance of New CCG Shares to Holders of Convertible Bonds of CGG located in the United States.

The Company is a highly integrated international group, both operationally and financially. Holding US, which CGG owns through CGG Holding BV, is the obligor under a substantial portion of the Company’s prepetition secured debt. Specifically, Holding US is the primary obligor under the prepetition secured U.S. term loan and the prepetition secured U.S. revolver, both of which are guaranteed by CGG and certain of the Debtors. As a result, the Company’s main assets are pledged to its prepetition secured lenders. In addition, Holding US and the other Guarantor Debtors guarantee the Senior Notes issued by CGG.

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The location of the Debtors and the guarantors, the presence of cross-default clauses in the financial documentation and the security interests granted by various members of the Company required a comprehensive and coordinated legal protection strategy in order to preserve their value and to make the ongoing restructuring a success. Within this context, most (non-French) Debtors and guarantors filed the Chapter 11 Cases on June 14, 2017.

For the sake of completeness, one of CGG’s subsidiaries, and also a guarantor of the prepetition secured facilities and the Senior Notes, Sercel Australia Pty Ltd (“Sercel Australia”) entered creditors’ voluntary liquidation on August 1, 2017, with Rob Smith and Matthew Caddy of the Firm McGrathNicol being appointed as liquidators (“Liquidators”). The Liquidators have advised that Sercel Australia has ceased to operate and, at this stage, have not identified any realizable assets, other than cash at bank in the amount of circa AUD $60,000. Sercel Australia has not filed for Chapter 11 relief or commenced any insolvency proceedings outside of Australia. Upon completion of the liquidation, the Liquidators will seek to retire from their appointments to Sercel Australia and will request the Australian Securities and Investments Commission to proceed to deregister the company.

Additional information about the events leading to the Restructuring Proceedings can be found in the Safeguard Plan and the First Day Declaration.

IV.	ANTICIPATED EVENTS DURING CHAPTER 11 CASES

The Plan Proponents have been, and intend to continue, operating their businesses in the ordinary course during the Chapter 11 Cases as they had prior to the Petition Date.

A.	First and Second Day Pleadings

On the Petition Date and thereafter, the Debtors filed various motions and pleadings with the Court in the form of “first day” and “second day” pleadings to facilitate the Debtors’ smooth transition into chapter 11.

On the Petition Date, the Court held a hearing to consider the first day pleadings (the “First Day Hearing”) and on July 13, 2017, the Court held a hearing to consider the second day pleadings (the “Second Day Hearing”).

The first and second day relief sought by the Debtors and approved by the Court is summarized below.

1. Cash Collateral. On the Petition Date, the Debtors filed a motion (the “Cash Collateral Motion”) [Docket No. 16] with the Court to obtain authorization for the Debtor Loan Parties (as defined in the Cash Collateral Motion), among other things, to use the cash collateral of the Prepetition Secured Creditors (as defined therein) who have perfected liens and security interests therein (the “Cash Collateral”) and to provide adequate protection to the Prepetition Secured Creditors for the use thereof.

The Debtors’ ability to access and use cash collateral is essential to ensuring their continued operations during these Chapter 11 Cases. Absent access to Cash Collateral, the Debtors would not have adequate unencumbered cash on hand to pay critical operating expenses.

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In consideration of the Debtor Loan Parties’ use of the Cash Collateral, the Debtors have agreed to provide certain forms of adequate protection to the Prepetition Secured Creditors, including, among other things, (i) an agreement by the Debtors to operate within a specified budget; (ii) compliance with certain financial covenants and financial reporting requirements; (iii) payment of periodic cash payments to the Prepetition Secured Creditors; and (iv) payment of certain professional fees and expenses.

At the First Day Hearing, the Court approved the Debtor Loan Parties’ use of Cash Collateral on an interim basis [Docket No. 21], and at the Second Day Hearing, the Court approved such use on a final basis [Docket No. 116].

2. Cash Management. On the Petition Date, the Debtors filed a motion to enable them to continue using their existing cash management system and existing bank accounts (the “Cash Management Motion”) [Docket No. 11]. To lessen the impact of the Chapter 11 Cases on the Debtors’ business, it is vital that the Debtors keep their cash management system in place and be authorized to pay related fees.

At the First Day Hearing, the Court approved the Cash Management Motion on an interim basis [Docket No. 34]; that interim relief was continued at the Second Day Hearing. The Court approved the Cash Management Motion on a second interim basis [Docket No. 115] and third interim basis [Docket No. 197]. The final hearing with respect to the Cash Management Motion is scheduled for September 20, 2017.

3. Critical Vendors. On the Petition Date, the Debtors filed a motion seeking authority to pay the prepetition claims of certain vendors, suppliers and service providers that are critical to the Debtors’ business up to a maximum aggregate cap of $1.9 million (the “Critical Vendor Motion”) [Docket No. 13]. At the First Day Hearing, the Court approved the Critical Vendor Motion on an interim basis, subject to an aggregate cap of $1.04 million prior to the final hearing [Docket No. 33], and at the Second Day Hearing, the Court approved the Critical Vendor Motion on a final basis [Docket No. 98].

4. Lienholders. On the Petition Date, the Debtors filed a motion seeking authority to pay prepetition claims of shippers, warehousemen, mechanics and materialmen who may have statutory liens against the Debtors’ assets up to an aggregate cap of $700,000 (the “Lienholders Motion”) [Docket No. 15]. At the First Day Hearing, the Court approved the Lienholders Motion on an interim basis, subject to an aggregate cap of $400,000 prior to the final hearing [Docket No. 22], and at the Second Day Hearing, the Court approved the Lienholders Motion on a final basis [Docket No. 103].

5. Foreign Creditors. On the Petition Date, the Debtors filed a motion seeking authority to pay prepetition claims of certain foreign creditors up to an aggregate cap of $600,000 (the “Foreign Creditor Motion”) [Docket No. 14]. At the First Day Hearing, the Court approved the Foreign Creditor Motion on an interim basis, subject to an aggregate cap of $340,000 prior to the final hearing [Docket No. 27], and at the Second Day Hearing, the Court approved the Foreign Creditor Motion on a final basis [Docket No. 104].

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6. Wages. On the Petition Date, the Debtors filed a motion seeking authority to pay or otherwise honor certain employee wages and benefits up to an aggregate cap of $4,516,000 (the “Wage Motion”) [Docket No. 12]. At the First Day Hearing, the Court approved the Wage Motion on an interim basis, subject to an aggregate cap of $3,616,000 during the first twenty-one days after the Petition Date [Docket No. 32], and at the Second Day Hearing, the Court approved the Wage Motion on a final basis [Docket No. 107].

7. Taxes. On the Petition Date, the Debtors filed a motion seeking authority to pay all prepetition taxes and related fees, including all taxes and fees subsequently determined upon audit, or otherwise, to be owed for periods prior to the Petition Date (the “Taxes Motion”) [Docket No. 9]. At the First Day Hearing, the Court approved the Taxes Motion on an interim basis [Docket No. 29], and at the Second Day Hearing, the Court approved the Taxes Motion on a final basis [Docket No. 108].

8. CGG Canada Services Ltd. as Foreign Representative. On the Petition Date, the Debtors filed a motion seeking authority for CGG Canada Services Ltd. to act as the foreign representative on behalf of itself and Sercel Canada Ltd. in proceedings under the Companies’ Creditors Arrangement Act in Canada and to seek recognition of the Chapter 11 Cases in the Canadian proceedings (the “Foreign Representative Motion”) [Docket No. 7]. At the First Day Hearing, the Court approved the Foreign Representative Motion [Docket No. 31].

9. Automatic Stay. On the Petition Date, the Debtors filed a motion confirming that the automatic stay applies to all persons wherever located (including outside of the United States) and such persons are prohibited from taking certain actions against the Debtors or their property (the “Automatic Stay Motion”) [Docket No. 8]. At the First Day Hearing, the Court approved the Automatic Stay Motion [Docket No. 24].

10. Insurance. On the Petition Date, the Debtors filed a motion seeking authority to continue their existing insurance policies on an uninterrupted basis during the pendency of the Chapter 11 Cases and to continue their existing surety bonds and pay all amounts arising thereunder or in connection therewith (the “Insurance Motion”) [Docket No. 10]. At the Second Day Hearing, the Court approved the Insurance Motion on a final basis [Docket No. 102].

11. Utilities. On June 16, 2017, the Debtors filed a motion seeking the entry of an order (a) prohibiting certain utility companies from altering, refusing or discontinuing utility services on account of prepetition invoices, (b) determining that the Debtors have provided each utility company with “adequate assurance of payment” and (c) establishing procedures for the determination of additional Adequate Assurance (as defined therein) and authorizing the Debtors to provide such Adequate Assurance (the “Utilities Motion”) [Docket No. 47]. At the Second Day Hearing, the Court approved the Utilities Motion [Docket No. 100].

B.	Procedural and Administrative Motions

To facilitate the smooth administration of the Chapter 11 Cases, the Debtors sought, and the Court granted, the following procedural and administrative orders: (a) joint

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administration of the Chapter 11 Cases for procedural purposes [Docket No. 30], (b) appointment of Prime Clerk as claims/noticing agent [Docket No. 28], (c) additional time to file statements of financial affairs and schedules of assets and liabilities [Docket No. 23], (d) waiver of requirement to file list of creditors on the Petition Date [Docket No. 25], and (e) scheduling initial case conference to be held at the Second Day Hearing [Docket No. 26].

1. Ordinary Course Professionals. In the Debtors’ ordinary course of business, they employ professionals to render a wide variety of services related to matters such as corporate counseling, litigation, accounting, environmental compliance, health and safety compliance, tax and accounting matters, intellectual property, real estate and other services for the Debtors in relation to issues that have a direct and significant impact on the Debtors’ day-to-day operations. To maintain the smooth functioning of the Debtors in these Chapter 11 Cases, it is essential that the Debtors continue the employment of these ordinary course professionals. Accordingly, on June 21, 2017, the Debtors filed a motion authorizing procedures for the retention and compensation of these ordinary course professionals and authorization to compensate such professionals without individual fee applications (the “Ordinary Course Professionals Motion”) [Docket No. 45]. At the Second Day Hearing, the Court approved the Ordinary Course Professionals Motion [Docket No. 112].

2. Retention Applications. The Debtors filed several applications and have obtained authority to retain various professionals to facilitate the Debtors’ discharge of their duties as debtors-in-possession under the Bankruptcy Code. The Court approved the following retention and employment applications:

•	Prime Clerk as administrative advisor [Docket No. 111];

•	Paul, Weiss, Rifkind, Wharton & Garrison LLP as attorneys for the Debtors [Docket No. 109];

•	AlixPartners, LLP as financial advisor to the Debtors [Docket No. 105]; and

•	Lazard Frères & Co. LLC as the Debtors’ investment banker [Docket No. 234].

At the Second Day Hearing, the Court approved procedures for the interim compensation and reimbursement of expenses for such retained professionals [Docket No. 101].

C.	Private Placement Motion

On June 21, 2017, the Debtors filed a motion (the “PPA Motion”) seeking authorization to pay as administrative expenses certain expenses and indemnities arising under the Private Placement Agreement (defined below), which is an integral part of the New Money aspect of the Company’s restructuring efforts. The Private Placement Agreement secures $375 million aggregate principal amount of new financing from the eligible holders of Senior Notes through a fully backstopped private placement of New Second Lien Notes and Warrants 3.

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The Private Placement Agreement requires the Debtors who are party to the Private Placement Agreement to pay certain advisor fees and expenses as administrative expenses in the Chapter 11 Cases. The Debtors are only obligated for a portion of the overall consideration to be paid to the Commitment Parties (as defined therein), which consists of (a) the obligation to reimburse all advisors’ reasonable fees, costs and expenses of the Ad Hoc Senior Noteholder Committee related to the Chapter 11 Cases in accordance with the Lock-Up Agreement, and (b) an indemnity in favor of the backstop parties, the other noteholders who elect to participate in the New Second Lien Notes Private Placement (as defined below) and the private placement agent for any and all losses (other than those stemming from the Safeguard or any insolvency proceedings in France or any other judicial proceedings in France) incurred in connection with or relating to the Private Placement Agreement or the transactions contemplated thereby.

By agreeing to pay such expenses and indemnities, the Debtors will obtain the benefit of the private placement offering to secure the $375 million aggregate principal amount of New Money financing, an integral part of the financial restructuring embodied in the Restructuring Plans.

At the Second Day Hearing, the Court approved the PPA Motion [Docket No. 106].

D.	Timetable for Chapter 11 Cases

Under the Lock-up Agreement, the Plan Proponents agreed to certain milestones that govern the timing of the Chapter 11 Cases. Although the Plan Proponents will request that the Court grant the relief described below by the applicable dates, there can be no assurance that the Court will grant such relief:

#	Milestone	Long-stop Date
1	CGG commences Safeguard (i.e. safeguard proceedings are opened in respect of CGG SA)	June 30, 2017 (Milestone met)

2	Debtors commence Chapter 11 Cases	June 30, 2017 (Milestone met)

3	Chapter 15 Case of CGG commenced	July 5, 2017 (Milestone met)

4	The Court shall enter an Order approving the Interim Cash Collateral Order in form and substance acceptable to the Ad Hoc Secured Lender Committee	July 5, 2017 (Milestone met)

5	Debtors jointly file Chapter 11 Plan and Disclosure Statement consistent with the Lock-Up Agreement and Term Sheet	July 30, 2017 (Milestone met)

6	The Court shall enter a Final Cash Collateral Order in form and	August 9, 2017

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#	Milestone	Long-stop Date

	substance acceptable to the Ad Hoc Secured Lender Committee	(Milestone met)

7	Debtors shall file their Schedules of Assets and Liabilities and Statements of Financial Affairs with the Court	August 29, 2017 (Milestone met)

8	The Court shall enter an order approving the adequacy of the Debtors’ Disclosure Statement	August 29, 2017

9	Creditors classes (i.e. “comités de créanciers” and “assemblée générale des obligataires”) approve the Safeguard Plan	September 8, 2017 (Milestone met)

10	CGG’s shareholders approve all resolutions necessary to implement the Financial Restructuring	October 31, 2017

11	The Court shall enter an order confirming the Debtors’ Plan	November 7, 2017

12	French Judgment Date: French Court gives its judgment in respect of the Safeguard Plan	December 7, 2017

13	Restructuring Effective Date: the latest date by which all the restructuring transactions (including the issuances of the various financial instruments) have to be complete.	February 28, 2018

V.	SUMMARY OF RESTRUCTURING PLANS

This section of this Disclosure Statement summarizes the Plan and the Safeguard Plan. This summary is qualified in its entirety by reference to the Restructuring Plans.

A.	Chapter 11 Plan

THE FOLLOWING SUMMARIZES SOME OF THE SIGNIFICANT ELEMENTS OF THE PLAN. THIS DISCLOSURE STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE PLAN.

1. Classification and Treatment of Administrative Claims, Claims and Interests Under the Plan

(a) General. Only administrative expenses, claims and equity interests that are “allowed” may receive distributions under a chapter 11 plan. An “allowed” administrative expense, claim or equity interest simply means that the debtors agree, or in the event of a dispute, that the Court determines, that the administrative expense, claim or equity interest, including the amount thereof, is in fact a valid obligation of, or equity interest in, the Debtors.

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The Bankruptcy Code also requires that, for purposes of treatment and voting, a chapter 11 plan divide the different claims against, and equity interests in, the Debtors into separate classes based upon their legal nature. Claims of a substantially similar legal nature are usually classified together, as are equity interests of a substantially similar legal nature. Because an entity may hold multiple claims and/or equity interests which give rise to different legal rights, the holders of such claims and/or equity interests may find themselves as members of multiple classes of claims and/or equity interests.

Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as “impaired” (altered by the plan in any way) or “unimpaired” (unaltered by the plan). If a class of claims or interests is “impaired,” the Bankruptcy Code affords certain rights to the holders of such claims or interests, such as the right to vote on the plan (unless the plan provides for no distribution to the holder, in which case, the holder is deemed to reject the plan), and the right to receive an amount under the chapter 11 plan that is not less than the value that the holder would receive if the debtor were liquidated under chapter 7.

Under section 1124 of the Bankruptcy Code, a class of claims or interests is “impaired” unless, with respect to each claim or interest of such class, the plan (i) does not alter the legal, equitable or contractual rights of the holders of such claims or interests or (ii) notwithstanding the holders’ right to receive accelerated payment of such claims or interests after the occurrence of a default, cures all defaults (other than those arising from, among other things, the debtor’s insolvency or the commencement of a bankruptcy case), reinstates the maturity of the claims or interests in the class, compensates the holders of such claims or interests for any damages incurred as a result of their reasonable reliance upon any acceleration rights and does not otherwise alter their legal, equitable or contractual rights. Typically, this means that the holder of an unimpaired claim will receive on the later of the effective date of the plan of reorganization or the date on which amounts owing are due and payable, payment in full, in cash, with post-petition interest to the extent permitted and provided under the governing agreement between the parties (or, if there is no agreement, under applicable non-bankruptcy law), and the remainder of the debtor’s obligations, if any, will be performed as they come due in accordance with their terms.

Pursuant to sections 1122 and 1123 of the Bankruptcy Code, the following designates the Classes of Claims and Interests in the Plan. A Claim or Interest is in a particular Class for purposes of voting on, and of receiving distributions pursuant to, the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class, and is classified in a different Class to the extent that any remainder of such Claim or Interest qualifies within the description of such different Class.

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims (which include Adequate Protection Claims and Accrued Professional Compensation Claims), Priority Tax Claims and Statutory Fees have not been classified, although the treatment for such Claims is set forth below.

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(b) Unclassified Claims. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Statutory Fees and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Section III of the Plan.

(i) Administrative Claims. Except with respect to Administrative Claims that are Accrued Professional Compensation Claims, Adequate Protection Obligations or Substantial Contribution Claims, Administrative Claims will be paid in full in Cash in the ordinary course of the Debtors’ business, in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions. Accordingly, no request for payment of such Claim need be Filed in these Chapter 11 Cases, and no bar date for such Claims will be set.

(ii) Adequate Protection Claims. On the Effective Date, the Adequate Protection Obligations shall be Allowed and shall not be subject to any avoidance, reduction, setoff, offset, recoupment, recharacterization, subordination (whether equitable, contractual or otherwise), counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under any applicable law or regulation by any Person. In full satisfaction, settlement, release and discharge of the Allowed Adequate Protection Obligations, the Secured Finance Parties shall be entitled to retain all payments made by the Debtors during the Chapter 11 Cases pursuant to the Cash Collateral Orders in respect of each of the Secured Finance Parties’ respective Adequate Protection Obligations arising under the Cash Collateral Orders. On the Effective Date, all Liens and security interests granted to secure such obligations, whether in the Chapter 11 Cases or otherwise, shall be terminated and of no further force or effect, with no need of further Court approval, action or order.

(iii) Accrued Professional Compensation Claims. All final requests for payment of Accrued Professional Compensation Claims incurred during the period from the Petition Date through the Effective Date shall be Filed no later than thirty (30) calendar days after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code, Bankruptcy Rules and prior Court orders, the Allowed amounts of such Accrued Professional Compensation Claims shall be determined by the Court. The amount of Accrued Professional Compensation Claims owing to the Professionals shall be paid in Cash to such Professionals, when such Claims are Allowed by a Final Order, from the Professional Fee Escrow in the case of the Debtors’ Professionals and by the Reorganized Debtors in the case of all other Professionals. To the extent that funds held in the Professional Fee Escrow are unable to satisfy the amount of Accrued Professional Compensation Claims owing to the Debtors’ Professionals, such Professionals shall have an Allowed Administrative Claim for any such deficiency, which shall be satisfied by the Reorganized Debtors in accordance with Section II.A of the Plan. After all Accrued Professional Compensation Claims of the Debtors have been paid in full, the Final Order allowing such Accrued Professional Compensation Claims shall direct the escrow agent of the Professional Fee Escrow to return any excess amounts to the Reorganized Debtors.

(iv) Priority Tax Claims. Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Priority Tax Claim, each

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Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. In the event an Allowed Priority Tax Claim is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.

(v) Statutory Fees. All Statutory Fees due and payable prior to the Effective Date shall be paid by the Debtors. On and after the Effective Date, the Reorganized Debtors shall pay all Statutory Fees when due and payable, and shall file with the Court quarterly reports in a form reasonably acceptable to the U.S. Trustee. Each Debtor shall remain obligated to pay quarterly fees to the U.S. Trustee and file quarterly reports until the earliest of that particular Debtor’s case being closed, dismissed or converted to a case under chapter 7 of the Bankruptcy Code.

(c) Classified Claims and Interests. The treatment and voting rights provided to each Class for distribution purposes is set forth below.

(i) Class 1 – Other Priority Claims. Except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release and discharge of and in exchange for each Allowed Other Priority Claim, each such Holder shall receive payment in full, in Cash, of the unpaid portion of its Allowed Other Priority Claim on the Effective Date or as soon thereafter as reasonably practicable (or, if payment is not then due, shall be paid in accordance with its terms) or pursuant to such other terms as may be agreed to by the Holder of an Allowed Other Priority Claim and the Debtors.

Class 1 is Unimpaired under the Plan. Each Holder of an Allowed Other Priority Claim will be conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, each Holder of an Allowed Other Priority Claim is not entitled to vote to accept or reject the Plan.

(ii) Class 2 – Other Secured Claims. On the Effective Date, except to the extent that a holder of an Allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release and discharge of and in exchange for each Allowed Other Secured Claim, each such holder shall receive either (i) payment in full in Cash of the unpaid portion of its Allowed Other Secured Claim on the Effective Date or as soon thereafter as reasonably practicable (or if payment is not then due, shall be paid in accordance with its terms), (ii) Reinstatement of its Claims or (iii) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

Class 2 is Unimpaired under the Plan. Each holder of an Allowed Other Secured Claim will be conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, each holder of an Allowed Other Secured Claim is not entitled to vote to accept or reject the Plan.

(iii) Class 3 – French RCF Claims

(a) Allowance: The French RCF Claims shall be Allowed in accordance with and pursuant to the Safeguard Plan in the aggregate principal

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amount of not less than $160,000,000 plus €124,600,000 (or U.S.$139,626,760), plus any accrued and unpaid interest under the French RCF Facility Agreement as of the Effective Date.

(b) Treatment: Holders of Allowed French RCF Claims had two treatment options under the Safeguard Plan. All Holders of Allowed French RCF Claims who made an election in the Safeguard elected Option 1 (described below) under the Safeguard Plan. However, certain Holders of Allowed French RCF Claims, including some of the Debtors with subrogated claims against CGG S.A., may be deemed to have elected Option 2 (described below) under the Safeguard Plan. Accordingly, both options are described in this Disclosure Statement and remain in the Plan even though Holders of Allowed French RCF Claims can no longer make an election with respect to their treatment under the Safeguard Plan.

Option 1. Under the Safeguard Plan, each Holder of an Allowed French RCF Claim that elects such treatment (a “Participating French RCF Lender”) shall receive from CGG on account of its Allowed French RCF Claim in full and final satisfaction, compromise, settlement, release and discharge of the principal amount of such Allowed French RCF Claim, its pro rata share (based on the aggregate principal amount of the Allowed Secured Funded Debt Claims less the amount of any Termed Out French RCF Claims) of (x) the Secured Funded Debt Claims Cash Payment and (y) New First Lien Notes less the Secured Funded Debt Claims Cash Payment.

CGG Holding (U.S.) Inc. will issue the New First Lien Notes necessary to satisfy the Allowed French RCF Claims of Participating French RCF Lenders to CGG in partial payment of the Existing Intercompany Notes or to effect the Intercompany Purchase and CGG will direct CGG Holdings (U.S.) Inc. to directly distribute such New First Lien Notes to the Participating French RCF Lenders entitled thereto.

Holders of Allowed French RCF Claims who receive New First Lien Notes will receive as distributions under the Plan the New First Lien Notes and related guarantee and security packages.

Option 2. Holders of an Allowed French RCF Claim that fail to make the necessary arrangements to become a Participating French RCF Lender (a “Non-Participating French RCF Lender”) shall, under the Safeguard Plan, have their unpaid principal and interest Claims under the French RCF Facility Agreement termed out over ten (10) years as from the date of entry of the French Plan Sanction Order (provided, however, that no default interest will accrue on the amounts which would be due during the enforcement of the Safeguard Plan) as follows: (i) maturity extended by 10 years and (ii) rescheduling of principal and interest payments to (x) 1% per year in each of years 1 and 2; (y) 5% per year in each of years 3 to 9; and (z) 63% in year 10.

Under the Plan, Non-Participating French RCF Lenders receive rights under the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents; provided however, that such lenders must execute a New Additional Intercreditor Agreement and any other relevant document to receive such rights.

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Treatment Applicable Under Both Options. On the Effective Date, the French RCF Facility Documents will be released and cancelled and all Claims arising thereunder released and discharged under the Plan and the Safeguard Plan (except for any Termed Out French RCF Claims which shall only be governed by the Safeguard Plan, the New Additional Intercreditor Agreement and the Termed Out French RCF Claim Guarantee Documents).

All Allowed French RCF Claims, may, however, at the election of CGG, be repaid in full in Cash (and concurrently with the payment in full in Cash of Allowed US Secured Funded Debt Claims) pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order).

The Allowed French RCF Claims of any Debtor to which such Debtor is subrogated as a result of payments made by the Debtor on behalf of CGG during the Chapter 11 Cases shall be deemed to have elected Option 2 and shall receive the treatment accorded to Non-Participating French RCF Lenders; provided however that any such Claims are subject to CGG’s setoff rights, if any; and such Claims shall not benefit from any security or guarantee.

For the avoidance of doubt, on the Effective Date, the Debtors shall pay (i) all post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date and (ii) all other Adequate Protection Obligations and all other Fees and expenses owed to the Secured Finance Parties under Article II.B of the Plan.

(c) Voting: Class 3 is Impaired under the Plan. Each Holder of an Allowed French RCF Claim is entitled to vote to accept or reject the Plan.

(iv) Class 4 – US Secured Funded Debt Claims

(a) Allowance: The US Secured Funded Debt Claims shall be Allowed in the aggregate principal amount of $499,779,680, comprising $161,933,711 in principal amount and $337,845,969 in principal amount of the US RCF Claim and the TLB Claim, respectively, plus any accrued and unpaid interest under the US RCF Credit Agreement and the TLB Credit Agreement as of the Effective Date.

(b) Treatment: On the Effective Date, in full and final satisfaction, compromise, settlement, release and discharge of the principal amount of each Allowed US Secured Funded Debt Claim, each Holder of an Allowed US Secured Funded Debt Claim shall receive under the Restructuring Plans its pro rata share (based on the aggregate principal amount of the Allowed Secured Funded Debt Claims less the amount of any Termed Out French RCF Claims) of:

(i) New First Lien Notes; and

(ii) Secured Funded Debt Claims Cash Payment.

The New First Lien Notes will be fully redeemable at par on or after the Effective Date, on the terms and conditions set forth in, and subject to, the New First Lien Notes Documents, including, without limitation, any fees, make-whole payments, or premiums set forth therein.

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Notwithstanding the foregoing, all Allowed US Secured Funded Debt Claims may, at the election of CGG, be repaid in full in cash (and concurrently with the payment in full in Cash of all Allowed French RCF Claims) pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order.)

For the avoidance of doubt, on the Effective Date, the Debtors shall pay (i) all post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date and (ii) all other Adequate Protection Obligations and all other Fees and expenses owed to the Secured Finance Parties under Article II.B of the Plan. Holders of Allowed US Secured Funded Debt Claims are entitled to payment in Cash of any accrued and unpaid interest and fees due, if any, on the Effective Date.

(c) Voting: Class 4 is Impaired under the Plan. Each Holder of an Allowed US Secured Funded Debt Claim is entitled to vote to accept or reject the Plan.

(v) Class 5 – Senior Notes Claims and Senior Notes Accrued Interest Claims

(a) Allowance: The Senior Notes Claims shall be Allowed in accordance with and pursuant to the Safeguard Plan in the aggregate principal amount of $1,543,501,000, plus any accrued and unpaid interest under the Senior Notes as of the Reference Date; provided, however, that under the Safeguard Plan the Senior Notes will cease to accrue interest after the Reference Date, and no interest (including default interest, premium or other expenses or costs) shall accrue on the amounts between such date and the Effective Date; and provided further that under the Safeguard Plan, no default interest, premium or other expenses or costs shall accrue or be payable after the Petition Date.

(b) Treatment for Holders of Senior Notes Claims: In full and final satisfaction, compromise, settlement, release and discharge of each Allowed Senior Notes Claim, each Holder of an Allowed Senior Notes Claim shall receive pursuant to and subject to the Safeguard Plan:

(vi) New CGG Shares with Warrants 2 in connection with the Rights Issue, at a price equal to the Euro equivalent of $1.75 per share of New CGG Share with Warrants 2, by way of set-off against the Allowed Senior Notes Claims if, and to the extent that, the backstop of the Holders of Senior Notes is called; and

(vii) New CGG Shares in the context of the Senior Notes Equitization, at a price per New CGG Shares equal to the Euro equivalent of $3.50.

Holders of Allowed Senior Notes Claims who receive New Second Lien Notes under the Safeguard Plan will receive rights under the Guarantor Debtors’ secured guarantees of the New Second Lien Notes under the Plan (if they are entitled to such New Second Lien Notes under the New Second Lien Notes Private Placement Agreement). The New Second Lien Notes will be issued under the New Second Lien Indenture and are intended to be fungible with the New Second Lien Interest Notes.

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Treatment for Holders of Senior Notes Accrued Interest Claims. Pursuant to and in accordance with the Safeguard Plan, under the Safeguard Plan, each Holder of an Allowed Senior Notes Accrued Interest Claim has the option to (i) elect conversion of such Allowed Senior Notes Accrued Interest Claim into the New Second Lien Interest Notes in a principal amount of such holder’s pro rata share of $86 million or (ii) to retain such Claim against CGG, which claim will be guaranteed by the Guarantor Debtors under the Plan and which Claim will be repaid by CGG under the Safeguard Plan over ten (10) years from the date of the French Plan Sanction Order pursuant to the following payment schedule: (a) 1% per year in each of years 1 and 2; (b) 5% per year in each of years 3 to 9; and (c) 63% in year 10 (and as further provided for in the Safeguard Plan).

Holders of Allowed Senior Notes Accrued Interest Claims who receive New Second Lien Interest Notes under the Safeguard Plan will receive rights under the Guarantor Debtors’ secured guarantees of the New Second Lien Interest Notes under the Plan (if they have opted to receive such New Second Lien Interest Notes) in each case in accordance with and subject to the Safeguard Plan. The New Second Lien Interest Notes will be issued under the New Second Lien Indenture and are intended to be fungible with the New Second Lien Notes.

(a) Voting: Class 5 is Impaired under the Plan. Each Holder of an Allowed Senior Notes Claim is entitled to vote to accept or reject the Plan.

(viii) Class 6 – General Unsecured Claims. General Unsecured Claims shall be paid in full in Cash (together with interest if provided for under the governing agreement) in the ordinary course of the Debtors’ business, in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions, or Reinstated. Accordingly, no request for payment of a General Unsecured Claim need be Filed in these Chapter 11 Cases, and no bar date for such General Unsecured Claims will be set. Each Holder of an Allowed General Unsecured Claim is conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, no Holder of a General Unsecured Claim is entitled to vote to accept or reject the Plan.

(ix) Class 7 – Intercompany Claims. On the Effective Date, all Intercompany Claims shall be Reinstated; provided, however, that the Existing Intercompany Notes shall only be Reinstated to the extent not satisfied and discharged by the Partial Intercompany Note Repayment. Class 7 is Unimpaired. Each Holder of an Intercompany Claim is therefore conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, no Holder of an Intercompany Claim is entitled to vote to accept or reject the Plan.

(x) Class 8 – Intercompany Interests. On the Effective Date, each Intercompany Interest shall be Reinstated. Class 8 is Unimpaired under the Plan. Each Holder of an Intercompany Interest is conclusively presumed to have accepted the Plan pursuant to section 1126 of the Bankruptcy Code. Therefore, no Holder of an Intercompany Interest is entitled to vote to accept or reject the Plan.

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2. Votes Solicited in Good Faith. Upon entry of the Confirmation Order, the Plan Proponents will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and, pursuant to section 1125(e) of the Bankruptcy Code, the Plan Proponents and each of the Lock-Up Agreement Support Parties and each of their respective Affiliates, agents, representatives, members, principals, equity holders (regardless of whether such interests are held directly or indirectly), officers, directors, partners (including both general and limited partners), managers, employees, advisors (including investment advisors) and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan, and, therefore, neither any of such parties or individuals nor the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale or purchase of the Securities offered and sold under the Plan.

3. Means for Implementing the Plan. On the Effective Date, the Debtors or the Reorganized Debtors, in each case subject to the consent of the Ad Hoc Committees, may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including: (1) the execution and delivery of any appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan, and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable law; (4) the execution and delivery of the applicable documents included in the Plan Supplement, to the extent required by the Debtors, including, but not limited to, the Restructuring Documents where relevant; (5) all actions required of the Debtors or the Reorganized Debtors in connection with the Financial Restructuring to the extent implemented under the Safeguard Plan; and (6) all other actions that the applicable Entities determine to be necessary or appropriate, in the most tax efficient manner to the extent commercially reasonable, including making filings or recordings that may be required by applicable law.

CGG will implement certain Financial Restructuring transactions in accordance with the Safeguard Plan including: (1) the issuance of the Warrants 1 and Coordination Warrants; (2) the Convertible Bond Equitization; (3) the Senior Notes Equitization; (4) the New Money Issuance (including the Warrants 2 and the Warrants 3 and the Backstop Warrants ); (5) the issuance of New Second Lien Interest Notes; and (6) granting guarantees of the New First Lien Notes.

Unless the Court orders otherwise, within fourteen (14) days after any Estate is fully administered and the Court has discharged any trustee serving in the Chapter 11 Cases, the

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Reorganized Debtors will file and serve upon the U.S. Trustee a closing report substantially in the form available on the Bankruptcy’s website in accordance with Local Rule 3022-1.

4. Sources of Consideration for Plan Distributions. Consideration for Plan Distributions shall come from:

(a) US Secured Funded Debt Claims

On the Effective Date, CGG Holding (U.S.) Inc. and the other Guarantor Debtors and CGG shall enter into the New First Lien Notes Indenture, Reorganized CGG Holding (U.S.) Inc. shall issue the New First Lien Notes, and the Guarantor Debtors (other than CGG Holding (U.S.) Inc.) and CGG shall guarantee the New First Lien Notes, in full and final satisfaction of the US Secured Funded Debt Claims outstanding, less the Secured Funded Debt Claims Cash Payment. CGG Holding (U.S.) Inc. will execute the Secured Funded Debt Cash Payment Note and use the proceeds therefrom to fund the Secured Funded Debt Claims Cash Payment or effect the Intercompany Purchase. CGG, as Plan Proponent, will advance funding as needed for the Secured Funded Debt Claims Cash Payment to Reorganized CGG Holding (U.S.) Inc. pursuant to the Secured Funded Debt Cash Payment Note, or to effect an Intercompany Purchase, in either case using proceeds from the Rights Issue and the New Second Lien Notes Issue, as applicable.

On the Effective Date, the relevant Reorganized Debtors are authorized to execute and deliver the Secured Funded Debt Cash Payment Note, or to effect the Intercompany Purchase, the New First Lien Notes Indenture and the First Lien Notes Indenture Required Documents, and all documents that serve to evidence and secure the Reorganized Debtors’ obligations under the New First Lien Notes and perform their obligations thereunder, including the payment or reimbursement of any fees, expenses, losses, damages or indemnities, all of which shall constitute the legal, valid and binding obligations of the Reorganized Debtors on the Effective Date and shall be enforceable in accordance with their respective terms.

(b) French RCF Facility Claims

On the Effective Date, to effectuate the treatment in Article III.B.3 of the Plan for the Allowed French RCF Claims held by the Participating French RCF Lenders, Reorganized CGG Holding (U.S.) Inc. shall issue New First Lien Notes upon the instruction and at the direction of CGG to the Participating French RCF Lenders in accordance with the Safeguard Plan in payment of a portion of the Existing Intercompany Notes (the “Partial Intercompany Note Repayment”) and/or for consideration paid by CGG consisting of the Intercompany Purchase. The amount repaid pursuant to the Partial Intercompany Note Repayment and/or the amount paid in Cash pursuant to Intercompany Purchase, to the extent applicable, will be equal to the “issue price,” as determined for U.S. federal income tax purposes, of the New First Lien Notes issued, multiplied by the aggregate principal amount of New First Lien Notes issued to the Participating French RCF Lenders that hold Allowed French RCF Facility Claims. This issue price may not be available until up to fifteen (15) calendar days after the date of issuance. As a result, the Reorganized Debtors may not be able to quantify the amount of the Partial Intercompany Note Repayment or Intercompany Purchase, as applicable, for up to fifteen (15) calendar days post-issuance of the New First Lien Notes.Notwithstanding any delay in determining the amount of consideration received pursuant to the Partial Intercompany Note

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Repayment and/or the Intercompany Purchase, the New First Lien Notes will have been issued by Reorganized CGG Holding (U.S.) Inc. for good and valuable consideration and will from the date of their issuance be valid and enforceable obligations of the Reorganized Debtors in accordance with their terms. On the Effective Date, to effectuate the treatment in Article III.B.3 of the Plan for the Allowed French RCF Claims held by any Non-Participating French RCF Lenders, the Guarantor Debtors shall be authorized to grant, as the case may be, the Termed Out French RCF Claim Guarantees in accordance with, and pursuant to, the Termed Out French RCF Claim Guarantee Documents.

On the Effective Date, CGG and Reorganized CGG Holding (U.S.) Inc. are authorized to make the Partial Intercompany Note Repayment or participate in the Intercompany Purchase, distribute the New First Lien Notes to the relevant Participating French RCF Lenders as instructed and directed by CGG and execute the Secured Funded Debt Cash Payment Note. The Reorganized Debtors are authorized to grant the Termed Out French RCF Claim Guarantees, and enter into, execute, and perform their obligations under the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents and any other documents related thereto.

(c) New Second Lien Notes; New Second Lien Interest Notes

On the Effective Date, in accordance with and pursuant to the Restructuring Plans, CGG and the Debtors will consummate the issuance of (i) $375 million aggregate principal amount of New Second Lien Notes with the Warrants 3 and (ii) up to an aggregate principal amount of $86 million of New Second Lien Interest Notes. On the Effective Date, the Reorganized Debtors and CGG shall enter into the New Second Lien Notes Indenture and the Guarantor Debtors shall guarantee the New Second Lien Notes and the New Second Lien Interest Notes.

On the Effective Date, (a) the Reorganized Debtors are authorized to execute and deliver the New Second Lien Notes Indenture and the New Second Lien Notes Required Documents, and to perform their obligations thereunder, including the payment or reimbursement of any fees, expenses, losses, damages or indemnities and (b) subject to the occurrence of the Effective Date, the New Second Lien Notes Indenture and any and all New Second Lien Notes Required Documents shall constitute the legal, valid and binding obligations of the Reorganized Debtors and be enforceable in accordance with their respective terms.

(d) New Intercreditor Agreements

Among other things, the New First Lien Notes, the New Second Lien Notes, the New Second Lien Interest Notes, the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents shall be subject to, and governed by, the New Intercreditor Agreements, including, for the avoidance of doubt, if there is a term out of any of the French RCF Claims pursuant to the Safeguard Plan, the New Additional Intercreditor Agreement.

5. Corporate Existence. Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated in the Plan or the Plan Supplement, on the

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Effective Date, each Debtor shall continue to exist after the Effective Date as a separate corporation or other form of entity under applicable non-bankruptcy law with all the powers of such corporation or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous formation documents) in effect before the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended by the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, federal or applicable foreign law). For the avoidance of doubt, nothing in the Plan prevents, precludes or otherwise impairs the Reorganized Debtors, or any one of them, from merging, amalgamating or otherwise restructuring their legal entity form in accordance with applicable non-bankruptcy law after the Effective Date.

6. Vesting of Assets in the Reorganized Debtors. Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, all property in each Estate, all Causes of Action and any property acquired by any of the Debtors (including Interests held by the Debtors in Non-Debtor Subsidiaries and Joint Ventures) pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges or other encumbrances, except for Liens securing obligations under the New First Lien Notes, the New Second Lien Notes, the New Second Lien Interest Notes, the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents. On and after the Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims, Interests or Causes of Action without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

7. Cancellation of Existing Securities and Agreements. Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated in the Plan or the Plan Supplement, on the Restructuring Effective Date: (1) the obligations of the Debtors under the Secured Funded Debt Documents, the Senior Notes and the Indentures and any other certificate, share, note, bond, indenture, purchase right, option, warrant or other instrument or document, directly or indirectly, evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Interest (except such certificates, notes or other instruments or documents evidencing indebtedness or obligations of, or Interest in, the Debtors that are specifically Reinstated pursuant to the Plan) shall be cancelled as to the Debtors, and the Reorganized Debtors shall not have any continuing obligations thereunder; and (2) the obligations of the Debtors pursuant, relating or pertaining to any agreements, indentures, certificates of designation, bylaws or certificates or articles of incorporation or similar documents governing the shares, certificates, notes, bonds, purchase rights, options, warrants or other instruments or documents evidencing or creating any indebtedness or obligation of the Debtors (except such agreements, certificates, notes or other instruments evidencing indebtedness or obligations of or Interests in the Debtors that are specifically Reinstated pursuant to the Plan) shall be released and discharged; provided, however, that, in the cases of both clauses (1) and (2) above, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement (including the Intercreditor Agreements) that governs the rights

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of the Senior Notes Trustees, the Agents or any other Holder of a Claim shall continue in effect solely for purposes of: (a) enabling Holders of Allowed Claims to receive distributions under the Plan as provided therein and for enforcing any rights thereunder against parties other than the Debtors, the Reorganized Debtors, CGG or their Representatives; (b) allowing the Agents and the Senior Notes Trustees, as applicable, in accordance with Section VII of the Plan and subject to the Safeguard Plan, to make distributions to the Holders of the Secured Funded Debt Claims and the Senior Notes Claims; (c) permitting the Senior Notes Trustees to assert their respective charging liens; (d) allowing the Agents and the Senior Notes Trustees to maintain any right of priority of payment, indemnification, exculpation, contribution, subrogation or any other claim or entitlement they may have under the applicable Secured Funded Debt Documents and applicable Indentures (which shall survive and not be released, notwithstanding anything to the contrary contained in the Plan) other than against the Debtors or the Reorganized Debtors and CGG; (e) allowing the Agents and the Senior Notes Trustees to enforce any obligations owed to each of them under the Plan or the Confirmation Order; (f) permitting the Agents and the Senior Notes Trustees to appear before the Court, the French Court or any other court; (g) permitting the Agents and the Senior Notes Trustees to exercise rights and obligations relating to the interests of the applicable Secured Finance Parties and applicable Senior Noteholders, to the extent consistent with the Plan, the Confirmation Order and the Safeguard Plan; and (h) permitting the Agents and the Senior Notes Trustees to perform any functions that are necessary to effectuate the foregoing; provided, further, however, that the preceding provisos shall not affect the discharge of Claims pursuant to the Bankruptcy Code, the Confirmation Order or the Plan or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under the Plan; provided, further, however, that nothing in this section shall effect a cancellation of any Existing CGG Shares or New CGG Shares, Warrants, Intercompany Interests, New First Lien Notes, New Second Lien Notes or New Second Lien Interest Notes, or the Termed Out French RCF Claim Guarantees or the Termed Out French RCF Claim Guarantee Documents.

Except as expressly provided in the Plan and Confirmation Order, on the Restructuring Effective Date, each of the Senior Notes Trustees and the Agents and their respective agents, successors and assigns shall be fully discharged of all of the duties and obligations under the applicable Indentures and Secured Funded Debt Documents.

8. Corporate Action. On the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved by the Court in all respects, including, as applicable: (1) the execution and delivery of the Restructuring Documents and any related instruments, agreements, guarantees, filings or other related documents; (2) the implementation of the Restructuring Transactions; (3) the consummation of the Partial Intercompany Note Repayment or Intercompany Purchase, as applicable; and (4) all other actions contemplated by the Plan (whether to occur before, on or after the Effective Date). On the Effective Date, all matters provided for in the Plan involving the corporate structure of the other Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security Holders, directors or officers of the Debtors or the Reorganized Debtors.

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On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors shall be authorized and (as applicable) directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors, including the Restructuring Documents and any and all other agreements, documents, securities and instruments relating to the foregoing, to the extent not previously authorized by the Court. The authorizations and approvals contemplated by Section IV.G of the Plan shall be effective notwithstanding any requirements under non-bankruptcy law.

9. New Organizational Documents. To the extent required under the Plan or applicable non-bankruptcy law, the Reorganized Debtors shall file their respective New Organizational Documents with the applicable Secretaries of State or other applicable authorities in their respective states, provinces or countries of incorporation or formation in accordance with the corporate laws of the respective states, provinces or countries of incorporation or formation. To the extent required, pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Organizational Documents of the Reorganized Debtors will prohibit the issuance of non-voting equity securities.

10. Directors and Officers of the Reorganized Debtors. On the Effective Date, all managers, directors and other members of the existing boards or governance bodies of the Debtors (unless such Persons have resigned or been dismissed in accordance with applicable law), as applicable, shall continue to hold office and shall continue to have authority from and after such time, solely to the extent not expressly excluded in the roster of the applicable New Boards. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose in advance of the Confirmation Hearing the identity and affiliations of the individuals serving (or selected to serve) on the New Boards, as well as those Persons who are serving (or will serve) as officers of any of the Reorganized Debtors, if any. If any director to be appointed to a New Board or an officer is an “insider” as defined under the Bankruptcy Code, the nature of any compensation to be paid to such director or officer from and after the Effective Date will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the New Organizational Documents and other constituent documents of the Reorganized Debtors.

11. Effectuating Documents; Further Transactions. On and after the Effective Date, the Reorganized Debtors, and the officers and members of the New Boards thereof, are authorized to and may issue, execute, deliver, file or record such contracts, Securities, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan, the Securities issued pursuant to the Plan, including the New First Lien Notes, the New Second Lien Notes, the New Second Lien Interest Notes, the Warrants, the New CGG Shares and the Termed Out French RCF Claim Guarantees, in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorizations or consents, except those expressly required pursuant to the Plan.

12. Exemption from Certain Taxes and Fees. Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property pursuant to the Plan (including under any of the

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Restructuring Documents and related documents) shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, sale or use tax, mortgage recording tax or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents pursuant to such transfers of property without the payment of any such tax, recordation fee or governmental assessment. Such exemption under section 1146(a) of the Bankruptcy Code specifically applies, without limitation, to: (1) the creation and recording of any mortgage, deed of trust, Lien or other security interest (including, among other things, those contemplated under the New First Lien Notes Indenture Required Documents and the New Second Lien Notes Indenture Required Documents); (2) the making or assignment of any lease or sublease; (3) any Restructuring Transaction; (4) the issuance, distribution and/or sale of any Securities of the Debtors or the Reorganized Debtors; and (5) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with the Plan, including: (a) any merger agreements, (b) agreements of consolidation, restructuring, disposition, liquidation or dissolution, (c) deeds, (d) bills of sale or (e) assignments executed in connection with any Restructuring Transaction occurring under the Plan.

13. Preservation of Causes of Action. In accordance with section 1123(b) of the Bankruptcy Code, but subject in all respects to Section IV(L) of the Plan, unless expressly stated otherwise in the Plan, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and such rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement or this Disclosure Statement to any Causes of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against it. The Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan or Plan Supplement. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Court order, the Debtors or Reorganized Debtors, as applicable, expressly reserve all Causes of Action for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon or as a consequence of the Confirmation or Consummation of the Plan.

In accordance with section 1123(b)(3) of the Bankruptcy Code, except as otherwise provided in the Plan, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtors, through their authorized agents or representatives, retain and have the exclusive right, authority and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw or litigate to judgment any such Causes of Action, and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order or approval of the Court.

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14. Employee and Retiree Benefits. All employment, severance, retirement, indemnification and other similar employee-related agreements or arrangements in place as of the Effective Date with the Debtors shall be assumed by the Reorganized Debtors and shall remain in place after the Effective Date, as may be amended by agreement between the beneficiaries of such agreements, plans or arrangements, on the one hand and the Debtors, on the other hand, or, after the Effective Date, by agreement with the Reorganized Debtors, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs and plans. Nothing in the Plan shall limit, diminish or otherwise alter the Reorganized Debtors’ defenses, Claims, Causes of Action or other rights with respect to any such contracts, agreements, policies, programs and plans. Pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

15. Claims Administration Responsibilities. Except as otherwise specifically provided in the Plan, after the Effective Date, the Reorganized Debtors shall have the sole authority: (1) to File, withdraw or litigate to judgment objections to or disputes regarding Claims; and (2) to settle or compromise any Claim without any further notice to or action, order or approval by the Court.

16. Treatment of Executory Contracts and Unexpired Leases.

(a) Assumption and Rejection of Executory Contracts and Unexpired Leases. On the Effective Date, except as otherwise provided in the Plan, all Executory Contracts or Unexpired Leases shall be deemed assumed by the Reorganized Debtors in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code.

The Confirmation Order shall constitute a Court order approving the assumptions of such Executory Contracts or Unexpired Leases as set forth in the Plan pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, assumptions of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to the Plan or by Court order, but not assigned to a third party before the Effective Date, shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of the Plan or any order of the Court authorizing and providing for its assumption under applicable federal law.

To the maximum extent permitted by law, to the extent any provision in any Executory Contract or Unexpired Lease assumed pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption of such Executory Contract or Unexpired Lease (including any “change of control” provision), such provision shall be deemed modified such that the transactions contemplated by the Plan shall not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

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(b) Cure of Defaults for Assumed Executory Contracts and Unexpired Leases. Any Cure Claims shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code by payment of the Cure Claim in Cash on the Effective Date, subject to the limitations described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the amount of any Cure Claim or (2) any other matter pertaining to assumption, the payments on the Cure Claim required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption.

At least 14 calendar days before the Confirmation Hearing, the Debtors shall distribute, or cause to be distributed, Cure Notices of proposed assumption and proposed amounts of Cure Claims to the applicable third parties. Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption or related cure amount must be Filed, served and actually received by the Debtors at least seven (7) calendar days before the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount. In any case, if the Court determines that an Allowed Cure Claim with respect to any Executory Contract or Unexpired Lease is greater than the amount set forth in the applicable Cure Notice, the Debtors or Reorganized Debtors, as applicable, will have the right to move to reject such Executory Contract or Unexpired Lease.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the date that the Debtors assume such Executory Contract or Unexpired Lease.

(c) Preexisting Obligations to the Debtors Under Executory Contracts and Unexpired Leases. Notwithstanding any non-bankruptcy law to the contrary, the Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties or continued maintenance obligations on goods previously purchased, or services previously received, by the contracting Debtors from counterparties to rejected or repudiated Executory Contracts or Unexpired Leases.

(d) Indemnification Obligations. Except to the extent inconsistent with the Plan, the obligation of each Debtor to indemnify any individual who is serving or has served as one of such Debtor’s directors, officers or employees on or after the Petition Date will be deemed and treated as Executory Contracts that are assumed by each Reorganized Debtor pursuant to the Plan as of the Effective Date on the terms provided in the applicable certificates of incorporation, bylaws or similar constituent documents, by statutory law or by written agreement, policies or procedures of or with such Debtor. Accordingly, such indemnification obligations will survive and be unaffected by entry of the Confirmation Order, regardless of whether such indemnification is owed for an act or event occurring before or after the Petition Date; provided, however, that none of the Reorganized Debtors shall amend or restate any New Organizational Documents before or after the Effective Date to terminate or adversely affect any such indemnification obligations.

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(e) Release of Avoidance Actions. On the Effective Date, the Debtors, on behalf of themselves and their estates, shall release any and all Avoidance Actions and the Debtors and the Reorganized Debtors, and any of their successors or assigns, and any Entity acting on behalf of the Debtors or the Reorganized Debtors, shall be deemed to have waived the right to pursue any and all Avoidance Actions, except for Avoidance Actions brought as counterclaims or defenses to Causes of Action asserted against the Debtors.

(f) Insurance Policies. Notwithstanding anything to the contrary in the Plan: (a) on the Effective Date, each Reorganized Debtor shall assume all the Insurance Contracts to which it is a party or is otherwise obligated to an Insurer, each in its entirety pursuant to sections 105 and 365 of the Bankruptcy Code; (b) all Insurance Contracts and all obligations and liabilities of the Debtors (and, after the Effective Date, of the Reorganized Debtors) thereunder, whether arising before or after the Effective Date, shall survive and shall not be amended, modified, waived, released, discharged or impaired by the Plan; (c) the Plan shall not alter, modify, amend, affect, impair or prejudice the legal, equitable or contractual rights, obligations, or defenses of the Insurers, the Debtors (or, after the Effective Date, the Reorganized Debtors), or any other individual or entity, as applicable, under any Insurance Contracts; (d) nothing alters or modifies the duty, if any, that Insurers have to pay claims covered by the Insurance Contracts and their right to seek payment or reimbursement from the Debtors (or after the Effective Date, the Reorganized Debtors) or to draw on any collateral or security therefor; (e) the claims of the Insurers arising (whether before or after the Effective Date) under the Insurance Contracts (i) are actual and necessary expenses of the Debtors’ estates (or the Reorganized Debtors, as applicable), (ii) shall be paid in full in the ordinary course of businesses, whether as an Allowed Administrative Claim under section 503(b)(1)(A) of the Bankruptcy Code or otherwise, regardless of when such amounts are or shall become liquidated, due or paid, and (iii) shall not be discharged or released by the Plan; (f) the Insurers do not need to file or serve any objection to a proposed Cure Claim and are not subject to the Bar Date governing Cure Claims or Administrative Claims; and (g) the automatic stay of Bankruptcy Code section 362(a) and the injunctions set forth in Article VIII.F of the Plan, if and to the extent applicable, shall be deemed lifted without further order of this Court, solely to permit: (I) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (II) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (A) workers’ compensation claims, (B) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Court granting a claimant relief from the automatic stay to proceed with its claim, and (C) all costs in relation to each of the foregoing; (III) the Insurers to draw against any or all of the collateral or security provided by or on behalf of the Debtors (or the Reorganized Debtors, as applicable) at any time and to hold the proceeds thereof as security for the obligations of the Debtors (and the Reorganized Debtors, as applicable) and/or apply such proceeds to the obligations of the Debtors (and the Reorganized Debtors, as applicable) under the applicable Insurance Contracts, in each case pursuant to and in accordance with the applicable Insurance Contract; and (IV) the Insurers to cancel any Insurance Contracts, and take other actions relating thereto, to the extent permissible under applicable non-bankruptcy law, and in accordance with the terms of the Insurance Contracts. For the avoidance of doubt, nothing in the Plan expands or broadens the rights of the Insurers or creates any new rights under the Insurance Contracts.

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For the avoidance of doubt, and without limiting the foregoing, the Debtors’ D&O Liability Insurance Policies also shall be Reinstated under the Plan to the fullest extent possible under applicable law. To the extent that the D&O Liability Insurance Policies are considered to be Executory Contracts, notwithstanding anything in the Plan to the contrary, effective as of the Effective Date, the Reorganized Debtors shall be deemed to have assumed all unexpired D&O Liability Insurance Policies with respect to the Debtors’ directors, managers, officers and employees serving on or prior to the Petition Date pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order will constitute the Court’s approval of the Reorganized Debtors’ assumption of each of the unexpired D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim need be filed.

(g) Modifications, Amendments, Supplements, Restatements or Other Agreements. Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and Executory Contracts and Unexpired Leases related thereto, if any, including easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of any such Executory Contract or Unexpired Lease or the validity, priority or amount of any Claims that may arise in connection therewith.

(h) Contracts and Leases Entered into After the Petition Date. Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or Reorganized Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) that have not been rejected as of the date of Confirmation will survive and remain unaffected by entry of the Confirmation Order.

17. Treatment of General Unsecured Claims. General Unsecured Claims will be paid in full in Cash (together with interest if provided for under the governing agreement) in the ordinary course of the Debtors’ business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions, or Reinstated. The Debtors will resolve any dispute regarding the amount of a General Unsecured Claim in the ordinary course of the Debtors’ business, and in accordance with the terms and conditions of the agreements governing such Claims. In the event that the Debtors and the Holder of any disputed General Unsecured Claim are unable to resolve such dispute in accordance with the governing documents (if any), then the Debtors or the

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Reorganized Debtors shall move the Court to resolve such dispute. Holders of General Unsecured Claims accordingly are not required to file a Proof of Claim and no such parties should file a Proof of Claim.

The Confirmation Order will constitute an order of the Bankruptcy Court disallowing without prejudice any Proof of Claim Filed in the Chapter 11 Cases without the need for any objection by the Reorganized Debtors or any further notice to or action, order or approval of the Court.

(a) Delivery of Distributions and Undeliverable or Unclaimed Distributions.

(i) Delivery of Distributions on Account of Secured Funded Debt Claims. Except as otherwise provided in the Plan, the Safeguard Plan or reasonably requested by a Collateral Agent, all distributions to Holders of Secured Funded Debt Claims (other than the Secured Funded Debt Claims Cash Payment) shall be deemed completed when made to the applicable Collateral Agent, each of which shall be deemed to be the Holder of the applicable Secured Funded Debt Claims for which it serves as Collateral Agent for purposes of such distributions hereunder. Each Collateral Agent shall hold or direct such distributions for the benefit of the applicable Holders of Allowed Secured Funded Debt Claims. As soon as practicable in accordance with the requirements set forth in Section VII of the Plan, each Collateral Agent shall arrange to deliver such distributions to or on behalf of the applicable Holders of Allowed Secured Funded Debt Claims. Except as otherwise provided in the Plan, the Safeguard Plan or reasonably requested by an Administrative Agent, all distributions of the Secured Funded Debt Claims Cash Payment to Holders of Secured Funded Debt Claims shall be deemed completed when made to the applicable Administrative Agent, each of which shall be deemed to be the Holder of the applicable Secured Funded Debt Claims for which it serves as Administrative Agent for purposes of distribution of the Secured Funded Debt Claims Cash Payment hereunder. Each Administrative Agent shall hold or direct the distribution of the Secured Funded Debt Claims Cash Payment for the benefit of the applicable Holders of Allowed Secured Funded Debt Claims. As soon as practicable, in accordance with the requirements set forth in Section VII of the Plan, each Administrative Agent shall arrange to deliver the Secured Funded Debt Claims Cash Payment to or on behalf of the applicable Holders of Allowed Secured Funded Debt Claims. New First Lien Notes purchased by CGG pursuant to the Intercompany Partial Note Repayment or the Intercompany Purchase shall be issued to Participating French RCF Lenders by Reorganized CGG Holding (U.S.) Inc. upon the instruction of and as directed by CGG in accordance with the Safeguard Plan.

(ii) Delivery of Distributions on Account of Senior Notes Claims. All distributions to Holders of Senior Notes Claims shall be made under the Safeguard Plan pursuant to the procedures established in the Safeguard Plan and its schedules.

(b) Exchange Rate. Solely for the purposes of the Plan, any Claim against the Debtors in non-U.S. currency will be converted into U.S. dollars on the basis of the Reuters USD/EUR exchange rate applicable at midday (Paris time) on June 14, 2017 (i.e., €1 = USD 1.1206).

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(c) Securities Registration Exemption. Pursuant to section 1145 of the Bankruptcy Code, the issuance of Securities by the Plan Proponents as contemplated by the Plan is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution or sale of Securities. The Securities issued by the Plan Proponents pursuant to section 1145 of the Bankruptcy Code (a) are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (b) are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of the Reorganized Debtors as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 calendar days of such transfer, (iii) has not acquired the Securities from an “affiliate” within one year of such transfer and (iv) is not an entity that is an “underwriter” as defined in subsection (b) of section 1145 of the Bankruptcy Code.

Should the Reorganized Debtors elect on or after the Effective Date to reflect any ownership of the Securities through the facilities of the DTC, Euroclear or Clearstream, the Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order with respect to the treatment of transfers of the Securities under applicable U.S. federal, state or local securities laws.

The DTC, Euroclear or Clearstream shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the Securities are exempt from registration and/or eligible for DTC, Euroclear or Clearstream book-entry delivery, settlement and depository services.

Notwithstanding anything to the contrary in the Plan, no entity (including, for the avoidance of doubt, the DTC, Euroclear or Clearstream) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New First Lien Notes, the New Second Lien Notes or the New Second Lien Interest Notes are exempt from registration and/or eligible for DTC, Euroclear or Clearstream book-entry delivery, settlement and depository services, other than as requested by the Senior Noteholders pursuant to the Private Placement Agreement.

(d) Compliance with Tax Requirements/Allocations. In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with applicable wage garnishments, alimony, child support and other spousal awards, liens and encumbrances.

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Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest as Allowed under the Plan.

(i) Applicability of Insurance Policies. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors, the Reorganized Debtors or any Entity may hold against any other Entity, including Insurers, nor shall anything contained herein constitute or be deemed a waiver of any rights or defenses under any Insurance Contracts, including any coverage defenses held by Insurers.

18. Release, Injunction and Related Provisions.

(a) Discharge of Claims and Termination of Interests. Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or in any contract, instrument or other agreement or document created pursuant to the Plan, including the Plan Supplement documents, the distributions, rights and treatment that are provided in the Plan shall be in complete satisfaction, discharge and release, effective as of the Effective Date, of Claims and Causes of Action of any nature whatsoever, including any interest accrued on Claims from and after the Petition Date, whether known or unknown, against liabilities of, liens on, obligations of, rights against, and interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not the Holder of such a Claim has accepted the Plan. Any default or “event of default” by the Debtors or Affiliates with respect to any Claim that existed immediately before or on account of the Filing of the Chapter 11 Cases, the Safeguard or the Chapter 15 Case shall be deemed cured (and no longer continuing) as of the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims subject to the Effective Date occurring.

(b) Release of Liens. Except as otherwise specifically provided in the Plan, the New First Lien Notes Indenture, the New First Lien Notes Indenture Required Documents, the New Second Lien Notes Indenture, the New Second Lien Notes Indenture Required Documents, the New Intercreditor Agreements, the Termed Out French RCF Claim Guarantee Documents or any related documents (including in connection with any express written amendment of any mortgage, deed of trust, Lien, pledge or other security interest thereunder), or in any contract, instrument, release or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date (except for any Termed Out French RCF Claims), all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates

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shall be fully released and discharged, and all of the right, title and interest of any Holder of such mortgages, deeds of trust, Liens, pledges or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Court and without any action or Filing being required to be made by the Debtors. In addition, on or after the Effective Date, at the request and expense of the Debtors or the Reorganized Debtors, the Collateral Agents shall execute and deliver all documents reasonably requested by the Debtors, Reorganized Debtors, the New First Lien Notes Trustee or the New Second Lien Notes Trustee to evidence the release of such mortgages, deeds of trust, Liens, pledges and other security interests (including as required under the laws of other jurisdictions for non-U.S. security interests) and shall authorize the Reorganized Debtors to file UCC-3 termination statements (to the extent applicable) with respect thereto.

(c) Debtor Release. Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, including with respect to Intercompany Claims, the Partial Intercompany Note Repayment, the Intercompany Purchase, and the Intercompany Interests for good and valuable consideration, on and after the Effective Date, and to the extent permitted by applicable law, each Released Party is deemed expressly, unconditionally, generally and individually and collectively with the Released Parties, acquitted, released and discharged by the Debtors, the Reorganized Debtors and the Estates, each on behalf of itself and its predecessors, successors and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any Claims arising or asserted under any of the Secured Funded Debt Documents or the Indentures, any derivative Claims asserted or assertable on behalf of the Debtors, any Claims asserted or assertable on behalf of any Holder of any Claim against or Interest in the Debtors and any Claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that the Debtors, the Reorganized Debtors or the Estates (whether individually or collectively), ever had, now has or hereafter can, shall or may have based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts, the Debtors’ intercompany transactions (including dividends paid), any preference or avoidance claim pursuant to sections 544, 547, 548, 549, 550 and 551 of the Bankruptcy Code, the purchase, sale or rescission of, or any other transaction relating to, any Security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by or classified in the Plan, the restructuring of Claims and Interests before or during the Restructuring Transactions implemented by the Plan or any other transaction or other arrangement with the Debtors whether before or during the Restructuring Transactions, the negotiation, formulation or preparation of the Restructuring Transactions, the Restructuring Documents, the Plan, the Plan Supplement, this Disclosure Statement or any related agreements, any asset purchase agreement, instruments or other documents (including, for the avoidance of doubt, providing any legal opinion requested by any entity regarding any transaction, contract, instrument, document or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with

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this Disclosure Statement, the Plan, the Chapter 11 Cases, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Plan, or the distribution of property under the Plan, or any other related agreement, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing, except for any act or omission that constitutes fraud, gross negligence or willful misconduct as determined by a Final Order of a court of competent jurisdiction (all such Claims as described herein, collectively, the “Released Claims”); provided, however, that nothing in the foregoing shall result in any of the Debtors’ officers and directors waiving any indemnification Claims against the Debtors or any of their insurance carriers or any rights as beneficiaries of any insurance policies, which indemnification obligations and insurance policies shall be assumed by the Reorganized Debtors; and provided further, however, that nothing in the Plan shall limit the liability of attorneys to their respective clients pursuant to Rule 1.8(h) of the New York Rules of Professional Conduct.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Entry of the Confirmation Order shall constitute the Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Court’s finding that the Debtor Release is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the Claims released by the Debtors, the Reorganized Debtors and the Estates; (3) in the best interests of the Debtors, the Estates and all holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Estates asserting any Claim or Cause of Action released pursuant to the Debtor Release. For the avoidance of doubt, any Claim by the Debtors against CGG for subrogation or a subrogated claim against CGG under the Secured Funded Debt Documents shall not be discharged or released hereunder.

(d) Third Party Release. Except as otherwise provided in the Plan, for good and valuable consideration, as of the Effective Date and to the fullest extent authorized by applicable law, each Releasing Party expressly, unconditionally, generally and individually and collectively with the Releasing Parties releases, acquits and discharges the Released Parties from any and all Released Claims; provided, however, that nothing in the foregoing shall result in any of the Debtors’ officers and directors waiving any indemnification Claims against the Debtors or any of their Insurers or any rights as beneficiaries of any Insurance Contracts, which indemnification obligations and Insurance Contracts shall be assumed by the Reorganized Debtors in accordance with the Plan; and provided further, however, that nothing in the Plan shall limit the liability of attorneys to their respective clients pursuant to Rule 1.8(h) of the New York Rules of Professional Conduct. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.

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Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Entry of the Confirmation Order shall constitute the Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes, by reference, each of the related provisions and definitions contained under the Plan, and, further, shall constitute the Court’s finding that the Third Party Release is: (1) consensual; (2) essential to the confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and their Estates; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the Third-Party Release.

(e) Exculpation. Except as otherwise specifically provided in the Plan, no Released Party shall have or incur, and each Released Party is hereby released and exculpated from, any Exculpated Claim; provided, however, that the foregoing “Exculpation” shall have no effect on the liability of any entity that results from any such act or omission that is determined by a Final Order to have constituted fraud, gross negligence or willful misconduct. The Released Parties have participated in any and all activities potentially underlying any Exculpated Claim in good faith and in compliance with the applicable laws.

(f) Injunction. Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold or may hold Claims or Interests that have been released, discharged or are subject to exculpation pursuant to Section VIII of the Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Non-Debtor Subsidiaries, the Reorganized Debtors or the Released Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (b) enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (c) creating, perfecting or enforcing any lien or encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to the Plan. Notwithstanding anything to the contrary in the foregoing, the injunction does not enjoin any party under the Plan or under any document, instrument or agreement (including those attached to this Disclosure Statement or included in the Plan Supplement) executed to implement the Plan from bringing an action to enforce the terms of the Plan or such document, instrument or agreement (including those attached to this Disclosure Statement or included in the Plan Supplement) executed to implement the Plan.

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(g) Waiver of Statutory Limitations on Releases. Each Releasing Party in each of the releases contained in the Plan expressly acknowledges that although ordinarily a general release may not extend to Claims which the Releasing Party does not know or suspect to exist in its favor, which if known by it may have materially affected its settlement with the party released, each Releasing Party has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or Claims. Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law which provides that a release does not extend to Claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it might have materially affected its settlement with the Released Party, including the provisions of California Civil Code Section 1542. The releases contained in the Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

(h) Protection Against Discriminatory Treatment. Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the United States Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend or refuse to renew a license, permit, charter, franchise or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because each Debtor has been a debtor under chapter 11 of the Bankruptcy Code, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtors are granted or denied a discharge) or has not paid a debt that is dischargeable in the Chapter 11 Cases.

(i) Subordination. Except as otherwise provided in the Plan, any distributions under the Plan to Holders shall be received and retained free from any obligations to hold or transfer the same to any other holder and shall not be subject to levy, garnishment, attachment or other legal process by any holder by reason of claimed contractual subordination rights. Any such subordination rights shall be waived, and the Confirmation Order shall constitute an injunction enjoining any Entity from and after the Effective Date from enforcing or attempting to enforce any contractual, legal or equitable subordination rights to property distributed under the Plan, in each case other than as provided in the Plan.

Subject to entry of the Confirmation Order, the allowance, classification and treatment of all Allowed Claims and Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise, except as specifically provided for under the Plan.

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(j) Setoffs. Except as otherwise provided in the Plan or in the Safeguard Plan (including its schedules), and subject to applicable law, the Debtors or Reorganized Debtors may, pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim, set off against any Allowed Claim (which setoff shall be made against the Allowed Claim, not against any distributions to be made under the Plan with respect to such Allowed Claim), any Claims, rights and Causes of Action of any nature that such Debtor may hold against the Holder of such Allowed Claim, to the extent such Claims, rights or Causes of Action against such Holder have not been otherwise released, waived, relinquished, exculpated, compromised or settled on or prior to the Effective Date (whether pursuant to the Plan or otherwise), and any distribution to which a Holder is entitled under the Plan shall be made on account of the Claim, as reduced after application of the setoff described above; provided, however, that for the avoidance of doubt, the Debtors and the Reorganized Debtors may not set off against any Allowed Secured Funded Debt Claims or Allowed Senior Notes Claims unless expressly contemplated by the Reorganization Documents, and then only in accordance therewith. In no event shall any Holder of Claims be entitled to set off any Claim against any Claim, right or Cause of Action of the Debtors unless such Holder obtains entry of a Final Order entered by the Court authorizing such setoff or unless such setoff is otherwise agreed to in writing by the Debtors and a Holder of a Claim; provided, however, that, where there is no written agreement between the Debtors and a Holder of a Claim authorizing such setoff, nothing under the Plan shall prejudice or be deemed to have prejudiced the Debtors’ rights to assert that any Holder’s setoff rights were required to have been asserted by motion to the Court prior to the Effective Date.

19. Conditions Precedent to Confirmation and Consummation of the Plan

(a) Conditions Precedent to Confirmation. It shall be a condition to confirmation of the Plan that the Confirmation Order shall be in form and substance reasonably satisfactory to the Debtors, the Ad Hoc Committees and CGG, and shall have been entered and be in full force and effect.

(b) Conditions Precedent to the Effective Date.

It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied (or waived pursuant to the provisions of Article IX.C of the Plan):

(i) The Confirmation Order shall have been entered by the Court and shall not have been stayed;

(ii) The French Plan Sanction Order shall have been entered by the French Court and shall not have been stayed;

(iii) The Chapter 15 Enforcement Order shall have been entered in the Chapter 15 Case and shall not have been stayed;

(iv) The Professional Fee Escrow shall have been established and funded in Cash in accordance with the Plan;

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(v) The Administrative Claims of the Secured Finance Parties have been paid in full in Cash, including any post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date, and Adequate Protection Obligations and all other fees and expenses payable under Article II.B of the Plan have been satisfied in full in Cash, including all unpaid fees and expenses of the Agents, the Ad Hoc Secured Lender Committee and their respective professionals that are payable under the Cash Collateral Orders or under the Secured Funded Debt Documents.

(vi) Unless the Allowed Secured Funded Debt Claims have been, at the election of CGG, repaid in full in Cash pursuant to a refinancing to occur on or prior to the Effective Date at the latest, the New First Lien Notes Indenture and the New First Lien Notes Required Documents have been executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the issuance of the New First Lien Notes shall have been waived or satisfied in accordance with the terms thereof;

(vii) The New Second Lien Notes Indenture and the New Second Lien Notes Required Documents related thereto shall have been executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the issuance of the New Second Lien Notes and New Second Lien Interest Notes shall have been waived or satisfied in accordance with the terms of the New Second Lien Notes Indenture;

(viii) Unless there are no Termed Out French RCF Claims, or all Allowed French RCF Claims have been, at the election of CGG, repaid in full (and concurrently with the payment in full in Cash of Allowed US Secured Funded Debt Claims) pursuant to a refinancing to occur or prior to the Effective Date at the latest, the Termed Out French RCF Claim Guarantee Documents shall have been executed and delivered by the Debtors;

(ix) All of the conditions to consummation of the Safeguard Plan (including its schedules) and the various transactions contemplated therein shall have been waived, satisfied or completed;

(x) The Debtors shall have received any authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are necessary to implement the Plan and that are required by law, regulation or order; and

(xi) All actions and all agreements, instruments or other documents necessary to implement the Plan shall have been effected or executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the consummation of such agreements, instruments or other documents shall have been waived or satisfied in accordance with their terms thereof and to the extent applicable, the closing of such agreements, instruments or other documents shall have occurred.

It is intended that the Effective Date is the same date and occurs at the same time as the Restructuring Effective Date as such term is defined in the Safeguard Plan and the Lock-Up Agreement.

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(c) Waiver of Conditions. The conditions to the Effective Date of the Plan may be waived by the Debtors (other than the conditions relating to the entry of the Confirmation Order, the French Plan Sanction Order and the Chapter 15 Enforcement Order) with the consent of the Ad Hoc Committees subject to the terms of the Lock-Up Agreement, without notice, leave or order of the Court or any formal action other than proceedings to confirm or consummate the Plan.

(d) Substantial Consummation. “Substantial Consummation” of the Plan, as defined in 11 U.S.C. § 1101(2), shall be deemed to occur on the Effective Date.

(e) Effect of Non-Occurrence of Conditions to the Effective Date. If the Effective Date does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by the Plan and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims or rights of the Plan Proponents, (b) prejudice in any manner the rights of the Debtors or any other Person or Entity, or (c) constitute a representation, acknowledgement, offer or undertaking of any sort by the Debtors or any other Person or Entity.

20. Modification, Revocation or Withdrawal of the Plan

(a) Modification and Amendments. Subject to the limitations contained under the Plan, the Plan Proponents reserve the right (subject to the Lock-Up Agreement and the Private Placement Agreement) to modify the Plan and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan (including, for the avoidance of doubt, repaying in full in Cash all Allowed Secured Funded Debt Claims in Cash, at the election of CGG, pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order)). Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, the Plan Proponents expressly reserve their rights, with the consent of the Ad Hoc Committees, to alter, amend or materially modify the Plan with respect to the Debtors, one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Court to so alter, amend or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, this Disclosure Statement or the Confirmation Order as may be necessary to carry out the purposes and intent of the Plan.

(b) Effect of Confirmation on Modifications. Entry of the Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof, with the consent of the Ad Hoc Committees, are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

(c) Revocation or Withdrawal of the Plan. The Debtors reserve the right, with the consent of the Ad Hoc Committees, to revoke or withdraw the Plan prior to the

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Confirmation Date. If the Debtors revoke or withdraw the Plan, or if Confirmation and Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by the Plan and any document or agreement executed pursuant to the Plan shall be deemed null and void; and (3) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims, (ii) prejudice in any manner the rights of the Debtors or any other Entity, including the Holders of Claims or the Non-Debtors, or (iii) constitute an acknowledgement, offer or undertaking of any sort by the Debtors or any other Entity, including the Non-Debtors.

21. Retention of Jurisdiction. Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Court shall retain jurisdiction over the Chapter 11 Cases and all matters arising out of, or related to, the Chapter 11 Cases and the Plan, including jurisdiction to:

(a) allow, disallow, determine, liquidate, classify, estimate or establish the priority, Secured or unsecured status or amount of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or unsecured status, priority, amount or allowance of Claims;

(b) decide and resolve all matters related to the granting and denying, in whole or in part, of any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

(c) resolve any matters related to: (a) the assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which a Debtor is a party or with respect to which a Debtor may be liable in any manner and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims; (b) any dispute regarding whether a contract or lease is or was executory or expired; and (c) any other issue related to an Executory Contract or Unexpired Lease;

(d) ensure that distributions to Holders of Allowed Claims and Interests are accomplished pursuant to the provisions of the Plan;

(e) adjudicate, decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

(f) adjudicate, decide or resolve any and all matters related to Causes of Action;

(g) adjudicate, decide or resolve any and all matters related to section 1141 of the Bankruptcy Code;

(h) enter and implement such orders as may be necessary or appropriate to execute, implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or this Disclosure Statement;

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(i) enter and enforce any order for the sale of property pursuant to section 363, 1123 or 1146(a) of the Bankruptcy Code;

(j) resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

(k) issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

(l) resolve any cases, controversies, suits, disputes or Causes of Action with respect to the settlements, compromises, discharges, releases, injunctions, exculpations and other provisions contained in Section VIII of the Plan, and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;

(m) resolve any cases, controversies, suits, disputes or Causes of Action with respect to the payment of General Unsecured Claims by the Debtors or the Reorganized Debtors;

(n) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

(o) determine any other matters that may arise in connection with or relate to the Plan, this Disclosure Statement, the Confirmation Order or the Plan Supplement; provided, however, that the Court shall not retain jurisdiction over disputes (i) concerning documents contained in the Plan Supplement that have a jurisdictional, forum selection or dispute resolution clause that refers disputes to a different court or (ii) concerning the Safeguard Plan;

(p) adjudicate any and all disputes arising from or relating to distributions under the Plan or any transactions contemplated in the Plan, subject to the proviso in sub-paragraph (o) above;

(q) consider any modifications of the Plan, to cure any defect or omission or to reconcile any inconsistency in any Court order, including the Confirmation Order;

(r) determine requests for the payment of Claims entitled to priority pursuant to section 507 of the Bankruptcy Code;

(s) hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(t) grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

(u) hear and determine all disputes involving the existence, nature or scope of the release provisions set forth in the Plan;

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(v) enforce all orders previously entered by the Court;

(w) hear any other matter not inconsistent with the Bankruptcy Code;

(x) enter an order concluding or closing the Chapter 11 Cases; and

(y) enforce the injunction, release and exculpation provisions set forth in Section VIII of the Plan.

B.	Safeguard Plan

The Debtors’ Chapter 11 Plan and CGG’s Safeguard Plan require that the Chapter 11 Cases be coordinated with the Safeguard Plan pursuant to a global timetable that accounts for the deadlines and constraints of each procedure. For purposes of this section, capitalized terms used but not defined herein have the meanings ascribed to such terms in the Safeguard Plan.

1. Summary of the Safeguard Plan. The Safeguard Plan effects the following principal restructuring objectives:

(a) Full equitization of (i) the amounts due under the Senior Notes, except for $86 million of accrued interest; and (ii) the amounts due under the Convertible Bonds, except for accrued interest in an amount in euros equivalent to $5 million;

(b) Unless such claims are refinanced and paid in full and in cash on or prior to the Reference Date, the “exchange” of the claims under the Secured Loans (other than the interest and fees (other than default interest and penalties) which shall be paid in cash and the Upfront Pay Down (as defined below)) into 5-year maturity notes with a bullet repayment at maturity, governed by New York law and issued by Holding US, with an interest rate equal to (i) a cash coupon of floating LIBOR (subject to a floor of 1.0%) plus 6.50% per annum, and (ii) with respect to the PIK interest, a rate between 0 and 2.50% per annum based on the aggregate principal amount outstanding of such new notes immediately after the Restructuring Effective Date. A partial upfront pay-down in cash up to a maximum amount of $150 million (the “Upfront Pay Down” or as defined in the Plan, the Secured Funded Debt Claims Payment) may also be made to the secured lenders in certain circumstances;

(c) Provision of New Money up to a maximum amount of $500 million as follows:

(i) an amount in euros equivalent to $125 million, by way of a share capital increase through distribution to CGG’s shareholders of preferential subscription rights to subscribe for New CGG Shares with Warrants 2. The subscription to the share capital increase is backstopped by DNCA for an amount equivalent in euros of $80 million, and then, at the election of the Company, by other significant shareholders that execute a restructuring support agreement no later than 21 days prior to the shareholders’ general meeting. The remaining amount is backstopped by the Senior Noteholders by way of set off of Senior Notes claims;

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(ii) $375 million aggregate principal amount of New Second Lien Notes plus Warrants 3. Approximately 86% of the New Second Lien Notes have been committed to be subscribed for in accordance with the Private Placement Agreement. The remaining approximately 14% is backstopped in full and in cash by the members of the Ad Hoc Senior Noteholder Committee (or their authorized transferees under the Private Placement Agreement).

The terms and conditions of such issuance are detailed in the New Second Lien Private Placement Agreement, the execution of which was authorized by order of the Commercial Court of Paris dated June 23, 2017.

2. Liabilities Subject to Compromise Under the Safeguard Plan.

(a) Liabilities affected by the Safeguard Plan. The Safeguard Plan provides for amendments of the repayment terms of the claims held by creditors under the following agreements:

•	French RCF;

•	Senior Notes;

•	Convertible Bonds;

•	Guarantees granted by the Company for the repayment of the amounts under the US RCF and the TLB 2019; and

•

Guarantees granted by the Guarantor Companies under the French RCF and/or the Senior Notes and/or the US RCF and the TLB 2019; provided, however, that the subrogation claims of the Guarantor Company(ies) for payment of interest, fees or any amount under the French RCF Credit Agreement due during the post-filing period in the Safeguard will be subrogated to the rights of the French RCF Lenders and their claims deemed to have elected Option 2 under the Safeguard Plan with respect to claim distributions, shall not benefit from any security interest or guarantee to which Termed Out French RCF Lenders are eligible (subject to the execution of the Additional Intercreditor Agreement), and are subject to setoff.

(b) Liabilities not affected by the Safeguard Plan. The Safeguard Plan does not provide for amendments to the repayment terms of certain creditors, or provide for a full repayment in cash of their claims upon sanctioning of the Safeguard Plan subject to the admission of their claims, namely the creditors under:

•	The tax integration;

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•	The operational Guarantees;

•	The Financial Lease;

•	The suppliers’ liabilities; and

•

The intra-group liabilities (except the claims of the Guarantor Companies under the guarantees mentioned above); provided, however, that the intragroup claims, whose final maturity is December 31, 2018, will not be amended and will be repaid in accordance with the contractual provisions in force as at the Opening Ruling of the Safeguard.

Creditors whose claims are not affected by the Safeguard Plan will not participate in the vote on the Safeguard Plan within the Lenders’ Committee, the BGM or in the suppliers’ committee, pursuant to articles L.626-30-2 and L.626-32 of the French Code de commerce, and will not be consulted by the Creditors’ Representative within the individual consultation process in accordance with article L.626-5 of the French Code de commerce.

3. Governance of CGG After Completion of the Restructuring. Subject to the vote of the general meeting of CGG’s shareholders, the structure and composition of CGG’s board of directors following the Restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who have become and remain shareholders of the Company.

The structure and composition of the board shall comply with the AFEP-MEDEF Code and be determined as soon as practicable, but in any case no later than three (3) months after the Restructuring Effective Date.

4. Summary of the Steps and Implementation Transactions of the Restructuring. The table below summarizes the sequence of the main steps and transactions of the Restructuring provided for in the Safeguard Plan; provided, however, that (i) they shall occur upon the Restructuring Effective Date at the latest, and (ii) the settlement and delivery of the issuance of certain financial instruments may occur simultaneously:

	STEPS[3]	Sections of the Safeguard Plan
1	Share capital reduction of the Company	Section 4.5.1
2	Grant of Warrants 1 at no cost to Historical Shareholders	Section 4.5.2
3	Rights Issue with preferential subscription rights in favor of Historical Shareholders by way of issuance of new Shares with Warrants 2	Section 4.4.1
4	Equitization of the Convertible Bonds	Section 4.3.3.1

[3]	These steps do not take into account the potential term out of certain claims over ten (10) years.

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	STEPS[3]	Sections of the Safeguard Plan
5	Equitization of the Senior Notes	Section 4.3.2.1
6	Exchange of the claims under the Secured Loans for claims under the New First Lien Secured Notes, subject to the Upfront Pay Down in point 9 below	Section 4.3.1.1(b)
7	New Second Lien Notes and Warrants 3 Issue	Section 4.4.2
8	New Second Lien Interest Notes Issue	Section 4.3.2.2.1
9	Secured Loans Upfront Pay Down	Section 4.3.1.1(a)
10	Backstop Warrants Issue	Section 4.4.2(b)
11	Coordination Warrants Issue	Section 4.6
12	Accrued Interest Payments	Sections 4.3.2.2 and 4.3.3.2

5. Duration of the Safeguard Plan. Given that certain liabilities are subject to a term-out option over 10 years, CGG is asking the Commercial Court of Paris to hold and rule that the duration of the Safeguard Plan shall be 10 years as from the ruling sanctioning the Safeguard Plan.

6. Conditions Precedent to the Sanctioning of the Safeguard Plan. The sanctioning of the Safeguard Plan by the Commercial Court of Paris is subject to satisfaction of all the following conditions precedent:

(a) The approval of the Safeguard Plan by the Lenders’ Committee pursuant to the conditions set forth in article L.626-30-2 of the French Code de commerce;

(b) The approval of the Safeguard Plan by the BGM pursuant to the conditions set forth in article L.626-32 of the French Code de commerce;

(c) The approval of the general meeting of the Company’s shareholders of the resolutions enabling the implementation of the Safeguard Plan; and

(d) Confirmation by the Court of the Chapter 11 Plan.

7. Conditions precedent to the implementation of the Safeguard Plan. The implementation of the Safeguard Plan is subject to the satisfaction of the following conditions precedent:

(a) The sanctioning of the Safeguard Plan by the Commercial Court of Paris;

(b) The confirmation by the Court of the Chapter 11 Plan and the recognition of the ruling sanctioning the Safeguard Plan in the Chapter 15 Case, the enforcement of which is not stayed;

(c) Obtaining an opinion from an independent financial expert (expert indépendant) appointed by CGG confirming that the Restructuring Equity Steps are fair from a financial perspective in accordance with the Autorité des Marchés Financiers General Regulation;

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(d) Obtaining all prior regulatory authorizations as may be required for the Company to implement the Restructuring (including the visa of the Autorité des Marchés Financiers on the financial instruments issuance prospectuses);

(e) Unless the members of the Ad Hoc Senior Noteholder Committee waive such condition or agree to make it less constraining, in particular because they consider they do not act in concert, the obtaining of a final waiver from the Autorité des Marchés Financiers in favor of the members of the Ad Hoc Senior Noteholder Committee not to launch a mandatory tender offer pursuant to article 234-9, 2° of the Autorité des Marchés Financiers General Regulation, cleared of any possible challenge (either in the absence of any challenge within 10 days of the publication of such waiver or after a ruling rendered by the Court of Appeal of Paris in the event of a challenge thereon within the 10-day period);

(f) The satisfaction of all the conditions precedent provided for in the restructuring implementation documents, including in particular the New First Lien Secured Notes Indenture, the New Second Lien Notes Indenture, the New Second Lien Interest Notes Indenture and the various terms and conditions of the Warrants; and

(g) The settlement and delivery of the Restructuring Equity Steps prior to February 28, 2018, or any subsequent date which would be set in accordance with the provisions of the Lock-up Agreement and the Restructuring Support Agreement.

C.	Key Events in the Safeguard to Date; Safeguard Timeline

1. Creditor Vote. As noted above, CGG filed a petition with the French Court to open the Safeguard. In its Opening Ruling, the French Court appointed:

•	Mr. Jean-Pierre Bégon-Lours as Supervising Judge;

•	the SELARL FHB, acting through Maître Hélène Bourbouloux, as judicial administrator with the mission to supervise the debtor in its management; and

•	the SELAFA MJA, acting through Maître Lucile Jouve, as creditors’ representative.

In accordance with the rules applying to the Safeguard under French law, a vote of the committee of credit institutions and assimilated entities (the “Lenders’ Committee”) and a bondholders’ general meeting (the “BGM”) was held on July 28, 2017. At such meetings, the Lenders’ Committee unanimously approved the Safeguard Plan, and a 93.5% majority of the Holders of Senior Notes Claims and Holders of Convertible Bonds Claims who cast a vote at the BGM also approved the Safeguard Plan. Accordingly, the requisite threshold of creditors has voted to approve the Safeguard Plan.

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2. Safeguard Timeline. Other significant milestones in the Safeguard, and for the sanctioning of the Safeguard Plan, include:

•

By October 31, 2017 at the latest: the Company’s shareholders’ extraordinary general meeting at which approval by the appropriate majority of the shareholders of the resolutions necessary to implement the Safeguard Plan will be sought;

•	By December 7, 2017 at the latest: sanctioning of the Safeguard Plan by the Commercial Court of Paris; and

•	By February 28, 2018 at the latest: the Restructuring Effective Date, once all the Restructuring transactions have been completed.

3. Actions Taken by Certain Holders of Convertible Bonds in the Safeguard. Under French law, members of each of the Lenders’ Committee and/or of the BGM can challenge the composition and the function or vote of respectively, the Lenders’ Committee and/or the BGM within ten (10) days of the vote thereof.4

On August 4, 2017, an informal group of convertible bondholders (the “Convertible Bondholder Group”) filed a recourse (i.e., an objection) against the vote of the BGM on the Safeguard Plan. In its objection, the Convertible Bondholder Group alleged that the Safeguard Plan treats Holders of Convertible Bonds unfairly in comparison with the Holders of Senior Notes. More precisely, the Convertible Bondholder Group argues that the difference in the treatment of the Senior Notes and the Convertible Bonds within the BGM and under the Safeguard Plan is not justified. Under French law, a safeguard plan may provide for differences in the treatment of creditors within a lenders’ committee or a bondholders’ general meeting if the difference in the situation of the creditors so justifies.

The French Court will examine the Convertible Bondholder Group’s challenge at the same hearing as the one at which the French Court will rule on the Safeguard Plan, during which hearing the French Court will assess in particular whether the interests of all of the creditors are sufficiently protected under the Safeguard Plan. It is impossible to predict how the French Court will rule. The failure to obtain a French Sanction Order by December 7, 2017 gives rise to a termination event under the Lock-Up Agreement.

The Plan Proponents believe that the Convertible Bondholder Group’s actions in the Safeguard would likely only impact the Chapter 11 Cases insofar as the Convertible Bondholder Group’s actions prevent the French Court from sanctioning the Safeguard Plan. Because the French Court’s sanction of the Safeguard Plan is a condition precedent to the effectiveness of the Plan, if the Convertible Bondholder Group succeeds in preventing implementation of the Safeguard Plan, then the Plan similarly would not become effective (even if it is approved by the Court prior to the French Court hearing with respect to the Safeguard Plan). However, the Convertible Bondholder Group’s pleadings in the Safeguard should not prevent the Court from confirming the Plan.

[4]	Articles R. 626-63 and L. 626-34-1 of the French Commercial Code.

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VI.	VALUATION OF THE DEBTORS

In conjunction with formulating the Plan and the Safeguard Plan, the Company determined that it was necessary to estimate a consolidated value on a going-concern basis (the “Enterprise Value”). Accordingly, the Company, with the assistance of Lazard, its financial advisor, has prepared the valuation attached as Exhibit E (the “Valuation Analysis”).

THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED DISTRIBUTABLE VALUE FOR THE COMPANY AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN THE PUBLIC OR PRIVATE MARKETS. THE VALUE OF THE NEW CGG SHARES DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET VALUE OF THE COMPANY.

The following briefly summarizes certain financial analyses performed by Lazard to arrive at its estimate of the hypothetical Enterprise Value, including a discounted cash flow analysis and publicly traded company analysis. Lazard performed certain procedures, including each of the financial analyses described below, and reviewed the assumptions with the Plan Proponents’ management on which such analyses were based and other factors, including the projected financial results of Reorganized CGG and the Reorganized Debtors.

A.	Discounted Cash Flow Analysis

The Discounted Cash Flow (“DCF”) analysis is a forward-looking enterprise valuation methodology that relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology discounts projected future cash flows by the business’s weighted average cost of capital (the “WACC”). The WACC reflects the estimated blended rate of return that debt and equity investors would require to invest in the business based on a long-term industry median capital structure. The DCF analysis calculates the Enterprise Value by measuring the present value of Reorganized CGG’s unlevered after-tax free cash flows based on the Financial Projections during the Projection Period, plus an estimate of the value of CGG beyond the Projection Period, known as the terminal value. The terminal value is derived by applying a perpetuity growth rate for Reorganized CGG’s terminal year unlevered free cash flow. Lazard also considered calculating the terminal value by applying a multiple to Reorganized CGG’s projected EBITDA in the terminal year, discounted back to the present by the WACC.

To estimate the WACC, Lazard used the implied cost of equity and the implied after-tax cost of debt for Reorganized CGG, assuming a targeted long-term debt-to-total capitalization ratio consistent with Reorganized CGG’s expected capital structure over the forecast period post-emergence. Lazard calculated the cost of equity based on the “Capital Asset Pricing Model” which assumes that the required equity return is a function of the risk-free cost of capital and the correlation of a publicly traded stock’s performance to the return on the broader market. To estimate the cost of debt, Lazard estimated Reorganized CGG’s blended cost of debt based on Reorganized CGG’s expected capital structure and credit profile over the forecast period post-emergence. In determining terminal value, Lazard relied upon a range of long-term growth rates, and compared perpetuity growth rates that incorporated various perspectives of growth for companies in the Plan Proponents’ business sector.

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The estimated cash flows and estimated WACC of Reorganized CGG are used to derive a potential value. Analyzing the results of such an estimate is not purely mathematical, but instead involves complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of Reorganized CGG, as well as other factors that could affect the future prospects and cost of capital considerations for the Company.

Lazard performed the DCF calculation based on the unlevered after-tax free cash flows for the Projection Period. Lazard utilized the Company’s publicly available guidance range as the primary input. Beginning with earnings before interest and taxes, the analysis taxes this figure at an assumed rate of 33.3% until 2019 and 28.0% thereafter to calculate an unlevered net income figure. The analysis then adds back the non-cash operating expense of depreciation and amortization. In addition, other factors affecting free cash flow are taken into account, such as the change in working capital, as well as capital expenditures, all of which do not affect the income statement and therefore require separate adjustments in the calculation of unlevered after-tax free cash flows.

B.	Publicly Traded Company Analysis

A publicly traded company analysis estimates value based on a comparison of the target company’s financial statistics with the financial statistics of public companies that are similar to the target company. The analysis establishes a benchmark for asset valuation by deriving the value of “comparable” assets, standardized using a common financial metric. The analysis includes a detailed multi-year financial comparison of each company’s income statement, balance sheet and cash flow statement. In addition, each company’s performance, profitability, margins, leverage and business trends are also examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company’s relative performance and valuation. A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the target company. Criteria for selecting comparable companies for the analysis include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, market presence, size, and scale of operations. The selection of truly comparable companies is often difficult and subject to limitations due to sample size and the availability of meaningful market-based information.

The underlying concept of the publicly traded company analysis is to develop a premise for relative value, which, when coupled with other approaches, presents a foundation for determining firm value. In determining an estimate for the Enterprise Value using this valuation approach, Lazard principally focused on comparable companies in the geophysical services and equipment industry space. While none of these companies are perfectly comparable to Reorganized CGG, the application of the trading multiples of these companies to various financial metrics of Reorganized CGG presents a reasonable indication of its Enterprise Value

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY LAZARD. THE PREPARATION OF A VALUATION ESTIMATE INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSIS AND THE APPLICATION OF THESE METHODS IN THE

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PARTICULAR CIRCUMSTANCES AND, THEREFORE, SUCH AN ESTIMATE IS NOT READILY SUITABLE TO SUMMARY DESCRIPTION. IN PERFORMING THESE ANALYSES, LAZARD AND THE COMPANY MADE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS. THE ANALYSES PERFORMED BY LAZARD ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR FUTURE RESULTS, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN SUGGESTED BY SUCH ANALYSES.

VII.	TRANSFER RESTRICTIONS AND CONSEQUENCES UNDER FEDERAL SECURITIES LAWS

No registration statement will be filed under the Securities Act or pursuant to any state securities laws with respect to the offer and distribution of Securities under or in connection with the Plan. The Plan Proponents believe that the provisions of section 1145(a)(1) of the Bankruptcy Code will exempt the issuance and distribution of Securities (other than (i) the $375 million aggregate principal amount of New Second Lien Notes and Warrants 3 being issued in the New Second Lien Notes Private Placement, (ii) the New CGG Shares with Warrants 2 being issued pursuant to the Rights Issue with preferential subscription rights in favor of Historical Shareholders, (iii) the Backstop Warrants and (iv) the Coordination Warrants) issued under or in connection with the Plan (the “1145 Securities”) from federal and state securities registration requirements. The 1145 Securities issued to affiliates of the Company will be treated as issued pursuant to section 1145(a)(1), but will be subject to the restrictions on resale of securities held by affiliates of an issuer. Persons to whom the 1145 Securities are issued are also subject to restrictions on resale to the extent they are deemed an “issuer,” an “underwriter” or a “dealer” with respect to such 1145 Securities, as further described below. The (i) $375 million aggregate principal amount of New Second Lien Notes and Warrants 3 being issued pursuant to the New Second Lien Notes Private Placement, (ii) New CGG Shares with Warrants 2 being issued pursuant to the Rights Issue with preferential subscription rights in favor of Historical Shareholders, (iii) Backstop Warrants and (iv) Coordination Warrants will be offered and sold pursuant to an exemption from Securities Act registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

A.	Bankruptcy Code Exemptions from Registration Requirements.

1. Securities Issued in Reliance on Section 1145 of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws if three principal requirements are satisfied:

•

first, the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in a joint plan with the debtor or of a successor to the debtor under the plan;

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•	second, the recipients of the securities must each hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and

•

third, the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor or such affiliate, or principally in such exchange and partly for cash or other property.

The offer and issuance of the 1145 Securities are exempt under section 1145(a)(1) of the Bankruptcy Code because (i) each type of 1145 Security is being offered and sold under the Plan and is a security of a Debtor or an affiliate of a Debtor participating in a joint plan with a Debtor (CGG, which is reorganizing pursuant to the Safeguard Plan, to be recognized in the U.S. in the Chapter 15 Case through the Chapter 15 Enforcement Order); and (ii) each type of 1145 Security is being issued entirely in exchange for claims against or interests in a Debtor or its affiliate, CGG. The following offers and sales of 1145 Securities under the Plan are therefore eligible for the section 1145(a)(1) exemption from registration:

•	the issuance of New First Lien Notes to holders of Secured Funded Debt Claims;

•	the conversion of Senior Notes Claims into shares of New CGG Shares pursuant to the Safeguard Plan; and

•	the issuance of New Second Lien Interest Notes to holders of Senior Notes Accrued Interest Claims.

The exemptions provided for in section 1145 of the Bankruptcy Code do not apply to an entity that is deemed an “underwriter” as such term is defined in section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”:

•

purchases a claim against, an interest in, or a claim for administrative expense against, the debtor, with a view to distributing any security received in exchange for such a claim or interest (“accumulators”);

•	offers to sell securities offered under a plan for the holders of such securities (“distributors”);

•	offers to buy securities from the holders of such securities, if the offer to buy is (i) with a view to distributing such securities and (ii) made under a distribution agreement; or

•

is an “issuer” with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act, which includes affiliates of the issuer, defined as persons who are in a relationship of “control” with the issuer.

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Persons who are not deemed “underwriters” may generally resell the securities they receive that comply with the requirements of section 1145(a)(1) of the Bankruptcy Code without registration under the Securities Act or other applicable law. Persons deemed “underwriters” may sell such securities without Securities Act registration only pursuant to exemptions from registration under the Securities Act and other applicable law.

2. Subsequent Transfers of 1145 Securities. Section 1145(c) of the Bankruptcy Code provides that securities issued pursuant to section 1145(a)(1) of the Bankruptcy Code are deemed to have been issued in a public offering. In general, therefore, resales of and subsequent transactions in the 1145 Securities will be exempt from registration under the Securities Act pursuant to section 4(a)(1) of the Securities Act, unless the holder thereof is deemed to be an “issuer,” an “underwriter” or a “dealer” with respect to such securities. For these purposes, an “issuer” includes any “affiliate” of the issuer, defined as a person directly or indirectly controlling, controlled by or under common control with the issuer. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

A “dealer,” as defined in section 2(a)(12) of the Securities Act, is any person who engages either for all or part of his or her time, directly or indirectly, as agent, broker or principal, in the business of offering, buying, selling or otherwise dealing or trading in securities issued by another person. Whether or not any particular person would be deemed to be an “issuer” (including an “affiliate”) of the Company or an “underwriter” or a “dealer” with respect to any 1145 Securities will depend upon various facts and circumstances applicable to that person.

Notwithstanding the provisions of section 1145(b) of the Bankruptcy Code regarding accumulators and distributors, the staff of the SEC has taken the position that resales of securities distributed under a plan of reorganization by accumulators and distributors of securities who are not affiliates of the issuer of such securities are exempt from registration under the Securities Act if effected in “ordinary trading transactions.” The Staff of the Division of Corporation Finance of the SEC (the “Staff”) has indicated in this context that a transaction by such non-affiliates may be considered an “ordinary trading transaction” if it is made on a national securities exchange or in the over-the-counter market and does not involve any of the following factors:

•

(i) concerted action by the recipients of securities issued under a plan in connection with the sale of such securities or (ii) concerted action by distributors on behalf of one or more such recipients in connection with such sales;

•

the use of informational documents concerning the offering of the securities prepared or used to assist in the resale of such securities, other than a bankruptcy court-approved disclosure statement and supplements thereto, and documents filed with the SEC pursuant to the Securities Exchange Act of 1934; or

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•

the payment of special compensation to brokers and dealers in connection with the sale of such securities designed as a special incentive to the resale of such securities (other than the compensation that would be paid pursuant to arm’s-length negotiations between a seller and a broker or dealer, each acting unilaterally, not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer).

The Staff has not provided any guidance for privately arranged trades. The views of the Staff on these matters have not been sought by the Plan Proponents and, therefore, no assurance can be given regarding the proper application of the “ordinary trading transaction” exemption described above. Any person intending to rely on such exemption is urged to consult their counsel as to the applicability thereof to their circumstances. The 1145 Securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of those states. However, the availability of such state exemptions depends on the securities laws of each state, and holders of Claims may wish to consult with their own legal advisors regarding the availability of these exemptions in their particular circumstances.

3. Subsequent Transfers of 1145 Securities Issued to Affiliates. Any 1145 Securities issued under the Plan to affiliates of the Debtors will be subject to restrictions on resale. Affiliates of the Debtors for these purposes will generally include its directors and officers and its controlling stockholders. While there is no precise definition of a “controlling” stockholder, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns 10% or more of a class of securities of a reorganized debtor may be presumed to be a “controlling person” of the debtor.

The Staff has indicated that a “safe harbor” under Rule 144 under the Securities Act is available for the immediate resale of securities issued under a plan of reorganization to affiliates of the issuing debtor that would otherwise be unrestricted under the Securities Act. The Rule 144 safe harbor should therefore be available for resales of the 1145 Securities issued to affiliates under the Plan. The availability of the Rule 144 safe harbor is conditioned on the public availability of certain information concerning the issuer and imposes on selling stockholders certain volume limitations and certain manner of sale and notice requirements.

4. Application of Section 1145 Exemption to Certain CGG Securities. Section 1145(a) may also exempt from registration CGG’s issuance of Warrants 1 to CGG shareholders and New CGG Shares issued in exchange for the Convertible Bond Claims. CGG will seek application of section 1145 of the Bankruptcy Code to the Warrants 1 and to the New CGG Shares being issued in exchange for full and final satisfaction and discharge of such Holders’ Convertible Bond Claims in the Chapter 15 Case. If section 1145 of the Bankruptcy Code is found not to apply to the issuance of these Securities, the issuance will be carried out pursuant to another exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, ISSUER, AFFILIATE OR DEALER, THE PLAN PROPONENTS MAKE NO REPRESENTATIONS

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CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN SECURITIES TO BE DISTRIBUTED PURSUANT TO OR IN CONNECTION WITH THE PLAN. THE PLAN PROPONENTS RECOMMEND THAT HOLDERS OF CLAIMS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

B.	New Second Lien Notes Private Placement.

The $375 million aggregate principal amount of New Second Lien Notes and Warrants 3 being offered and sold pursuant to the New Second Lien Notes Private Placement under the Private Placement Agreement are being offered and issued to eligible holders of Senior Note Claims pursuant to an exemption from Securities Act registration pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and exemptions under applicable state securities laws. Upon such issuance, the New Second Lien Notes and Warrants 3 issued in the New Second Lien Notes Private Placement will be “restricted securities” for purposes of Rule 144 under the Securities Act. In addition, upon exercise of Warrants 3, New CGG Shares issuable upon such exercise may also be “restricted securities” for purposes of Rule 144 under the Securities Act. Any “restricted securities” for purposes of Rule 144 may only be resold pursuant to applicable exemptions from Securities Act registration. Holders of such New Second Lien Notes and Warrants 3 should consult their own counsel concerning resale of the New Second Lien Notes, Warrants 3 or New CGG Shares issuable upon exercise of Warrants 3. Any affiliates of the Debtors that receive such New Second Lien Notes or Warrants 3 (or New CGG Shares upon exercise thereof) may be subject to additional restrictions on resale pursuant to Rule 144.

Because the New Second Lien Notes issued in exchange for Senior Notes Accrued Interest Claims are 1145 Securities, they will not be “restricted securities” for purposes of Rule 144. Please refer to the discussion above under subsections A.2. and A.3. for more information.

VIII.	CERTAIN TAX CONSEQUENCES OF THE PLAN

A.	Certain U.S. Federal Income Tax Considerations

A summary description of certain U.S. federal income tax consequences of the Plan is provided below. This description is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. Only the principal consequences of the Plan for the Debtors and those holders that are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the United States Internal Revenue Service (the “IRS”) or any other tax authorities have been sought or obtained with respect to any tax consequences of the Plan, and the discussion below is not binding on the IRS or such other authorities. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein. In addition, a significant amount of time may elapse between the date of this Disclosure Statement and the receipt of a final distribution under the Plan. Events occurring after the date of this

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Disclosure Statement, including changes in law and changes in administrative positions, could affect the U.S. federal income tax consequences of the Plan. No representations are being made regarding the particular tax consequences of the confirmation and consummation of the Plan to the Debtors or any holder. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

Except as otherwise specifically stated herein, this summary does not address any estate or gift tax consequences of the Plan or tax consequences of the Plan under any state, local or non-U.S. laws. Furthermore, this discussion does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances. In addition, this description of certain U.S. federal income tax consequences does not address all of the tax considerations that may be relevant to special classes of holders, such as: financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding Claims as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” U.S. expatriates, persons subject to the alternative minimum tax (the “AMT”), dealers or traders in securities or currencies, persons subject to an additional tax on net investment income and U.S. holders (defined below) whose functional currency is not the U.S. dollar. This summary does not address any holders other than the holders of Secured Funded Debt Claims and Senior Notes Claims and does not address holders of Termed Out French RCF Claims.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a claim who is for U.S. federal income tax purposes: (1) an individual citizen or resident of the United States; (2) a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of a claim who is: (1) a nonresident alien individual; (2) a non-U.S. corporation; or (3) a trust or estate that in either case is not subject to U.S. federal income tax on income or gain.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes or other pass-through entity is a holder, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity or arrangement. A partner (or other owner) of a partnership or other pass-through entity that is a holder should consult its own tax advisor regarding the tax consequences of the Plan based on such holder’s particular situation.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Tax Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury Regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

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This discussion assumes that CGG does not elect to repay in full in cash the French RCF Claims, and, as such, the consequences of such election to holders of such Claims are not addressed herein.

This discussion assumes that the Claims and the New First Lien Notes are held as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes and that the various debt and other arrangements to which the Debtors are parties will be respected for U.S. federal income tax purposes in accordance with their form.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder and no opinion or representation is made with respect to the U.S. federal income tax consequences to any such holder. Holders are urged to consult their own tax advisors regarding the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, based on their particular situation.

B.	U.S. Federal Income Tax Consequences to the Holding US Group

1. Cancellation of Indebtedness Income. It is anticipated that the exchange of a US RCF Claim or TLB Claim, as applicable, for cash and New First Lien Notes could result in the cancellation of a portion of the outstanding indebtedness of Holding US and its subsidiaries (the “Holding US Group”). In general, the discharge of a debt obligation in exchange for an amount of cash and other property having a fair market value less than the “adjusted issue price” of the debt that is discharged gives rise to COD income to the debtor. However, COD income is not taxable to the debtor if the debt discharge occurs pursuant to a title 11 bankruptcy case. The Tax Code provides that a debtor in bankruptcy will exclude its COD income from gross income, and requires the debtor to, subject to certain limitations, reduce its tax attributes – such as net operating loss (“NOL”) carryforwards, current year operating losses, tax credits, and tax basis in assets – by the amount of the excluded COD income. The reduction in tax attributes occurs at the beginning of the taxable year following the taxable year in which the discharge occurs. Any excess COD income over the amount of available tax attributes is not subject to U.S. federal income tax.

The Holding US Group will not be required to include any COD income in gross income because the discharge of its indebtedness will occur pursuant to a bankruptcy case under title 11. Because a portion of the Holding US Group’s outstanding indebtedness will be satisfied in exchange for property other than cash under the Plan, the amount of COD income, and accordingly, the amount of tax attributes required to be reduced, will depend in part on the fair market value of the New First Lien Notes. This value cannot be known with certainty until after the Effective Date; as such, it is currently unclear whether and to what extent, if any, the Holding US Group will be required to reduce its tax attributes.

2. Net Operating Losses – Section 382. The Holding US Group anticipates that it will experience an “ownership change” (within the meaning of Section 382 of the Tax Code) on the Effective Date as a result of the issuance of New CGG Common Stock and Warrants to certain holders pursuant to the Safeguard Plan. As a result, the Holding US Group’s ability to use pre-Effective Date NOLs that are not already subject to limitation under

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Section 382 of the Tax Code and other tax attributes to offset its income in any post-Effective Date taxable year (including the portion of the taxable year of the ownership change following the Effective Date) to which such a carryforward is made generally (subject to various exceptions and adjustments, some of which are described below) will be limited to the sum of (a) a regular annual limitation (prorated for the portion of the taxable year of the ownership change following the Effective Date), and (b) any carryforward of unused amounts described in (a) from prior years. Section 383 of the Tax Code applies a similar limitation to capital loss carryforwards and tax credits and as a result the Holding US Group’s ability to use its capital carry forwards and tax credits would be similarly limited.

Section 382 of the Tax Code may also limit the Holding US Group’s ability to use “net unrealized built-in losses” (i.e., losses and deductions that have economically accrued prior to, but remain unrecognized as of, the Effective Date) to offset future income. Moreover, the Holding US Group’s NOLs will be subject to further limitations if the Holding US Group experiences additional future ownership changes or if it does not continue its business enterprise for at least two years following the Effective Date. If, however, the Holding US Group has an unrealized built-in-gain as of the Effective Date, any built-in-gains recognized, or deemed recognized, during the following five years generally will increase the annual limitation in the year recognized (but only up to the amount of the net unrealized built-in-gain as of the Effective Date), such that the Holding US Group would be permitted to use its pre-change losses against such built-in-gain income in addition to its regular allowance.

The application of Section 382 of the Tax Code will be materially different from that described above if the Holding US Group is subject to the special rules for corporations in bankruptcy provided in Section 382(l)(5) of the Tax Code. The Holding US Group generally would qualify for the special rules provided in Section 382(l)(5) of the Tax Code if the historic holders of CGG Common Stock and certain holders of the Holding US Group’s debt, taken together, own equity interests representing at least 50% of the voting power and equity value of the Holding US Group following consummation of the transactions under the Plan. In that case, the Holding US Group’s ability to use its pre-Effective Date NOLs would not be limited as described in the preceding paragraph. However, several other limitations would apply to the Holding US Group under Section 382(l)(5), including (a) the Holding US Group’s NOLs would be calculated without taking into account deductions for interest paid or accrued in the portion of the current tax year ending on the Effective Date and all other tax years ending during the three-year period prior to the current tax year with respect to the debt securities that are exchanged pursuant to the Plan, and (b) if the Holding US Group undergoes another ownership change within two years after the Effective Date, the Holding US Group’s section 382 limitation following that ownership change will be zero. It is uncertain whether the provisions of Section 382(l)(5) will be available and, if available, how they would apply to the Holding US Group, in the case of the ownership change that is expected to occur as a result of the confirmation of the Plan. If the Holding US Group qualifies for the special rule under Section 382(l)(5), the use of the Holding US Group’s NOLs will be subject to Section 382(l)(5) of the Tax Code unless the Holding US Group affirmatively elects for the provisions not to apply. The Holding US Group has not yet determined whether, if it qualifies for the special rules under Section 382(l)(5), it would be advantageous for Section 382(l)(5) to apply to the ownership change resulting from consummation of the Plan, or whether the Holding US Group will elect not to have the provisions of Section 382(l)(5) apply to the ownership change arising from the consummation of the Plan.

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If the Holding US Group does not qualify for, or elects not to apply, the special rule under Section 382(l)(5) of the Tax Code described above, the provisions of Section 382(l)(6) applicable to corporations under the jurisdiction of a bankruptcy court may apply in calculating the annual Section 382 limitation. Under this rule, the limitation will be calculated by reference to the lesser of the value of the Holding US Group’s equity (with certain adjustments) immediately after the ownership change or the value of the Holding US Group’s assets (determined without regard to liabilities) immediately before the ownership change. Although such calculation may increase the annual Section 382 limitation, the Holding US Group’s use of any NOLs or other tax attributes, including tax credits, remaining after implementation of the Plan may still be substantially limited after an ownership change.

3. Alternative Minimum Tax. In general, the AMT is imposed on a corporation’s alternative minimum taxable income (“AMTI”) at a 20% rate to the extent that such tax exceeds the corporation’s regular federal taxable income for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMTI, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation might otherwise be able to offset all of its taxable income for regular federal income tax purposes by available NOL carryforwards, a corporation is generally entitled to offset no more than 90% of its AMTI with NOL carryforwards (as recomputed for AMT purposes). Accordingly, usage of the Holding US Group’s NOLs may be subject to limitations for AMT purposes in addition to any other limitations that may apply.

In addition, if a corporation (or consolidated group) undergoes an ownership change and is in a “net unrealized built-in loss” position on the date of the ownership change, the corporation’s (or group’s) aggregate tax basis in its assets may be reduced for certain AMT purposes to reflect the fair market value of such assets as of the date of the ownership change. Accordingly, if the Holding US Group is in a net unrealized loss position on the Effective Date, the tax benefits attributable to its basis in assets may be reduced for AMT purposes.

Any AMT that the Holding US Group pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the Holding US Group is no longer subject to AMT.

C.	Tax Considerations for U.S. Holders

The following discusses certain U.S. federal income tax consequences of the transactions contemplated by the Plan to U.S. holders of the Secured Funded Debt Claims and certain U.S. holders of the Senior Note Claims. U.S. holders should consult their own tax advisors for information that may be relevant to their particular situations and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

1. Tax Consequences for Holders Exchanging Claims under the Plan. The U.S. federal income tax consequences to a U.S. holder (including the character, timing and amount of income, gain or loss recognized) will depend upon, among other things, (a) the

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manner in which such U.S. holder acquired a Claim; (b) the length of time that such U.S. holder has held the Claim; (c) whether such U.S. holder acquired the Claim at a discount; (d) whether such U.S. holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in current or prior years; (e) whether such U.S. holder has previously included in taxable income accrued but unpaid interest with respect to the Claim; (f) such U.S. holder’s method of accounting; (g) whether the Claim is an installment obligation for U.S. federal income tax purposes; (h) the type of consideration that such U.S. holder receives under the Plan and (i) whether the debt obligation underlying any Claim exchanged in the plan or any debt instrument received pursuant to the Plan is a “security” for U.S. federal income tax purposes. This discussion assumes that a U.S. holder has not taken a bad debt deduction with respect to a Claim (or any portion thereof) in the current or any prior year and that such Claim did not become completely or partially worthless in a prior taxable year.

Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued. The Debtors intend to take the position and this discussion assumes that because the debt obligations underlying the US RCF Claims and the TLB Claims were issued for U.S. federal income tax purposes with a maturity of less than five years, the debt obligations underlying such Claims are not treated as “securities” under the applicable guidance.

(a) General U.S. Federal Income Tax Consequences for U.S. Holders of US RCF Claims, French RCF Claims or TLB Claims Exchanging such Claims for Cash and New First Lien Notes. This discussion assumes that CGG does not elect to repay in full in cash the US RCF Claims and TLB Claims. If CGG were to exercise this election, the U.S. federal income tax consequences to the U.S. holders of US RCF Claims and TLB Claims would generally be consistent with those described under “Ownership and Disposition of New First Lien Notes - (e) Sale, Exchange, Redemption or other Taxable Disposition of New First Lien Notes” as applied to the debt obligations underlying the RCF Claims and TLB Claims.

Pursuant to the Plan, in full satisfaction and discharge of their Claims, U.S. holders of a US RCF Claim, French RCF Claim or TLB Claim, as applicable, are expected to receive New First Lien Notes and cash in exchange for such Claims, unless in the case of a holder of a French RCF Claim, such holder is deemed to elect to have its claims termed out. The Company intends to take the position that the exchange of Claims for New First Lien Notes will constitute a significant modification of the Claims and therefore, a U.S. holder will recognize gain or loss in full upon the exchange unless such exchange qualifies as a tax-free recapitalization under Section 368(a)(1)(E) of the Tax Code. Because the debt obligations underlying the French RCF Claims were not issued by Holding US, the exchange of French RCF

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Claims for New First Lien Notes cannot qualify as a recapitalization. In order for the exchange of US RCF Claims or TLB Claims, as applicable, to qualify as a recapitalization, the debt obligations underlying the US RCF Claims or TLB Claims, as applicable, and the New First Lien Notes, must both be treated as “securities” under the relevant provisions of the Tax Code. As discussed above, we assume that the debt obligations underlying US RCF Claims and TLB Claims are not securities. Accordingly, in general, a U.S. holder of a US RCF Claim, French RCF Claim or TLB Claim, as applicable, will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of any cash received in satisfaction of its US RCF Claims, French RCF Claims or TLB Claims, as applicable, and (B) the “issue price” of any New First Lien Notes, (other than any New First Lien Notes received in exchange for any US RCF Claim, French RCF Claim or TLB Claim, as applicable, for accrued but unpaid interest) and (ii) the U.S. holder’s adjusted tax basis in such Claim (other than any New First Lien Notes received in exchange for any US RCF Claim, French RCF Claim or TLB Claim, as applicable, for accrued but unpaid interest). See (d) below, “Payment for Accrued but Unpaid Interest” for a discussion of the treatment of payments for accrued but unpaid interest.

Generally, a U.S. holder’s adjusted tax basis in a Claim will be equal to the cost of the Claim to such U.S. holder, (1) increased by (a) any OID previously included in income and (b) any market discount previously included in income by such U.S. holder pursuant to an election to include market discount in gross income currently as it accrues, and (2) reduced by (a) any cash payments received on the Claim other than payments of qualified stated interest, and b) any amortizable bond premium that the U.S. holder has previously deducted.

Generally, any gain or loss recognized by a U.S. holder of a US RCF Claim, French RCF Claim or TLB Claim will be long-term capital gain or loss if such U.S. holder held such Claim as a capital asset and held such Claim for more than one year, unless such U.S. holder had accrued market discount with respect to such a Claim (see discussion below in (c), “Market Discount”) or previously claimed a bad debt deduction (see discussion below in (d), “Bad Debt Deduction”).

A U.S. holder’s tax basis in the New First Lien Notes will equal the issue price of the New First Lien Notes and such U.S. holder’s holding period in the New First Lien Notes will begin on the day after the day of the exchange.

U.S. holders are urged to consult their own tax advisors as to the amount and character of any gain or loss that such U.S. holder may recognize for U.S. federal income tax purposes in the exchange.

(b) Treatment of U.S. Holders of Senior Note Claims. The U.S. holders of Senior Note Claims hold guarantee claims against the Debtors for the unpaid principal and interest on their Senior Notes. In full satisfaction and discharge of such guarantee Claims, such U.S. holders will have the principal portion of such Claims satisfied with an instrument issued pursuant to the Safeguard Plan that is not guaranteed by the Debtors and will have the interest portion of such Claims satisfied with an instrument issued pursuant to the Safeguard Plan that is guaranteed by the Debtors, which guarantee will be subordinated to certain other obligations of the Debtors. The changes to the guarantee arrangements with the Debtors

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occurring pursuant to the Plan are not expected to have independent U.S. federal income tax consequences to the U.S. holders of the Senior Note Claims.

U.S. holders of the Senior Note Claims are urged to consult their own tax advisors as to the tax consequences of the Plan based on their particular circumstances.

(c) Market Discount. The market discount provisions of the Tax Code may apply to certain U.S. holders of Claims. In general, a debt obligation other than a debt obligation with a fixed maturity of one year or less that is acquired by a U.S. holder in the secondary market (or, in certain circumstances, upon original issuance) is a “market discount bond” as to that U.S. holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, the revised issue price) exceeds the adjusted tax basis of the bond in the U.S. holder’s hand immediately after its acquisition by at least 0.25 percent of the debt obligation’s stated principal amount, multiplied by the number of remaining complete years to maturity. Gain recognized by a U.S. holder with respect to a “market discount bond” will generally be treated as ordinary income to the extent of the market discount accrued on such bond during the holder’s period of ownership, unless the U.S. holder elected to include accrued market discount in taxable income currently. A U.S. holder of a market discount bond may be required under the market discount rules of the Tax Code to defer deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry the bond. In such circumstances, the U.S. holder may be allowed to deduct such interest, in whole or in part, on the disposition of such bond.

(d) Payment for Accrued but Unpaid Interest. Under the Plan, some property and cash may be distributed or deemed distributed to certain U.S. holders of Claims with respect to their Claims for accrued interest. U.S. holders of Claims for accrued interest that have not previously included such accrued interest in taxable income will be required to recognize ordinary income equal to the fair market value of the property received with respect to such Claims for accrued interest. Conversely, a U.S. holder generally recognizes a deductible loss to the extent that any accrued interest was previously included in income and is not paid in full. Pursuant to the Plan, the Debtors will allocate for U.S. federal income tax purposes all distributions in respect of any Claim first to the principal amount of such Claim, and thereafter to accrued but unpaid interest. Certain legislative history indicates that an allocation of consideration between principal and interest provided for in a bankruptcy plan of reorganization is binding for U.S. federal income tax purposes. However, no assurance can be given that the IRS will not challenge such allocation. If a distribution with respect to a Claim is entirely allocated to the principal amount of such Claim, a U.S. holder may be entitled to claim a loss to the extent of any accrued but unpaid interest on the Claim that was previously included in the U. S. holder’s gross income.

U.S. holders are urged to consult their own tax advisor regarding the particular U.S. federal income tax consequences to them of the treatment of accrued but unpaid interest, as well as the character of any loss claimed with respect to accrued but unpaid interest previously included in gross income.

(e) Bad Debt Deduction. If, under the Plan, a U.S. holder receives an amount in exchange for a Claim that is less than such U.S. holder’s tax basis in such Claim, such

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U.S. holder may be entitled in the year of receipt (or in an earlier year) to a bad debt deduction in some amount under Section 166(a) of the Tax Code. The rules governing the character, timing and amount of bad debt deductions vary according to the particular facts and circumstances of the holder, the obligor, the instrument or claim and the transaction establishing the loss with respect to which a deduction is claimed.

U.S. holders are urged to consult their tax advisors with respect to their ability to take, and the amount and character of, such a deduction.

2. Ownership and Disposition of New First Lien Notes.

(a) Characterization of the New First Lien Notes. In certain circumstances, the Debtors may redeem, or be obligated to redeem, the New First Lien Notes at an amount in excess of their stated principal amount. The Debtors believe that, based on all the facts and circumstances of the New First Lien Notes, the possibility of paying such redemption premium does not result in the New First Lien Notes being treated as contingent payment debt instruments (“CPDIs”) under the applicable Treasury regulations (the “CPDI Regulations”) and the Debtors do not intend to treat the New First Lien Notes as CPDIs. This determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder may be required to accrue income on its New First Lien Notes in excess of stated interest, and to treat as ordinary income rather than capital gain any gain realized on the taxable disposition of New First Lien Notes. In the event that the New First Lien Notes were treated as CPDIs, it would affect the amount and timing and character of the income or gain that a U.S. holder recognizes. U.S. holders are urged to consult their tax advisors regarding the potential application to the New First Lien Notes of the CPDI Regulations and the consequences thereof. The remainder of this discussion assumes that the New First Lien Notes will not be treated as CPDIs.

(b) Issue Price of New First Lien Notes. For U.S. federal income tax purposes, the “issue price” of the New First Lien Notes depends on whether the New First Lien Notes or the debt obligations underlying the Claims which were exchanged therefor (the “Exchanged Claims”) are deemed to be “publicly traded” within the meaning of applicable Treasury Regulations. The New First Lien Notes or the Exchanged Claims will be treated as “traded on an established market” if, at any time during the 31-day period ending 15 days after the issue date (i) there is a sales price for the claims that is reasonably available, (ii) there are one or more firm quotes for the claims or (iii) there are one or more indicative quotes for the claims, each as determined under applicable Treasury Regulations. From the information currently available, the Debtors believe that the Exchanged Claims and the New First Lien Notes will be considered publicly traded within the relevant time period under the rules of the applicable Treasury Regulations. If the New First Lien Notes issued in the Plan are publicly traded, then the issue price of such New First Lien Notes would equal the trading price of the New First Lien Notes at the time of consummation of the Plan. If the New First Lien Notes issued under the Plan are not publicly traded but Exchanged Claims are publicly traded, then the issue price of such New First Lien Notes would be based on the fair market value of the Exchanged Claims at the time of the consummation of the Plan.

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(c) Original Issue Discount. A note with a term that exceeds one year will constitute a discount note issued with original issue discount (“OID”) if the stated redemption price at maturity of the note exceeds its issue price by an amount equal to or more than the de minimis amount of  1⁄4 of 1 percent of the “stated redemption price at maturity” multiplied by the number of complete years from the issue date of the note to its maturity. The “issue price” of a New First Lien Note is determined as described under (b) above, “Issue Price of New First Lien Notes.” The “stated redemption price at maturity” of a New First Lien Note is the total of all payments provided by the New First Lien Note that are not payments of “qualified stated interest.” Generally, an interest payment on a debt obligation is “qualified stated interest” if it is one of a series of stated interest payments that are unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or certain variable rates, applied to the outstanding principal amount of the note.

It is not currently known whether the New First Lien Notes will be issued with OID. If, however, the stated redemption price of a New First Lien Note exceeds its issue price by an amount equal to or more than a de minimis amount, because the New First Lien Note is issued at a discount or because the New First Lien Note pays interest in-kind, a holder will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the term of the New First Lien Note as interest income to such holder regardless of such holder’s regular method of accounting. Thus, a holder would be required to include OID in income in advance of the receipt of the cash to which such OID is attributable, and generally will have to include in income increasingly greater amounts of OID over the life of the New First Lien Notes. The amount of OID includible in income by a U.S. holder of a New First Lien Note is the sum of the daily portions of OID with respect to the New First Lien Note for each day during the taxable year or portion of the taxable year on which the U.S. holder holds the New First Lien Note. The daily portion of OID is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. Accrual periods with respect to a New First Lien Note may be of any length selected by the U.S. holder and may vary in length over the term of the New First Lien Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the New First Lien Note occurs on either the final or first day of an accrual period. The amount of OID that will accrue during an accrual period is the product of the “adjusted issue price” of a New First Lien Note at the beginning of the accrual period multiplied by the yield-to-maturity of the New First Lien Note (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less the amount of any qualified stated interest allocable to such accrual period. The “adjusted issue price” of a New First Lien Note at the beginning of an accrual period will equal its issue price, determined as described under (b), above, “Issue Price of New First Lien Notes,” increased by the aggregate amount of OID that has accrued on the New First Lien Note in all prior accrual periods, and decreased by any payments made during all prior accrual periods of amounts included in the stated redemption price at maturity of the New First Lien Notes.

In compliance with Treasury Regulations, if the Debtors determine that the New First Lien Notes have OID, the Debtors will provide certain information to holders that is relevant to determining the amount of OID in each accrual period.

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(d) Payments of Interest. Any payments of qualified stated interest on the New First Lien Notes will generally be taxed to a holder as ordinary income at the time that it is paid or accrued in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

(e) Sale, Exchange, Redemption or other Taxable Disposition of New First Lien Notes. Upon the sale, retirement or other taxable disposition of a New First Lien Note, holders generally will recognize gain or loss in an amount equal to the difference between the sum of cash plus the fair market value of any property received (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and such holder’s adjusted tax basis in the New First Lien Note. A holder generally will recognize capital gain or loss if such holder disposes of a New First Lien Note in a sale, exchange, redemption or other taxable disposition. Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the New First Lien Note, the holder held the New First Lien Note for more than one year. Long-term capital gains of individual taxpayers are generally subject to tax at favorable tax rates. The deductibility of capital losses is subject to limitations.

3. Information Reporting and Backup Withholding. Certain payments, including distributions or payments in respect of Claims pursuant to the Plan and payments of principal, premium, if any, or interest, including OID, on the New First Lien Notes, generally are subject to information reporting by the payor to the IRS. Moreover, such reportable payments are subject to backup withholding under certain circumstances. Under the backup withholding rules set forth in the Tax Code, if a U.S. holder is receiving a payment or distribution of cash or other property pursuant to the Plan, such U.S. holder may be subject to backup withholding with respect to such payment or distribution unless such U.S. holder: (i) is an exempt recipient, such as a corporation, and when required, can demonstrate this exemption, or (ii) timely provides a correct U.S. taxpayer identification number and makes certain certifications under penalties of perjury.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of excess amounts withheld under the backup withholding tax rules by timely filing an appropriate claim for refund with the IRS.

D.	Tax Considerations for Non-U.S. Holders

This subsection applies to Non-U.S. holders.

This discussion assumes that CGG does not elect to repay in full in cash the US RCF Claims and TLB Claims. If CGG were to exercise this election, the U.S. federal income tax consequences to the Non-U.S. holders of US RCF Claims and TLB Claims would generally be consistent with those described under “Ownership and Disposition of New First Lien Notes – (b) Sale, Exchange or Disposition of New First Lien Notes” as applied to the debt obligations underlying the RCF Claims and TLB Claims.

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The rules governing U.S. federal income taxation of Non-U.S. holders are complex. Non-U.S. holders are urged to consult with their own tax advisors to determine the effect of U.S. federal, state, local and non-U.S. income tax laws, as well as treaties, with regard to their participation in the transactions contemplated by the Plan and ownership of New First Lien Notes, including any reporting requirements.

1. Tax Consequences for Non-U.S. Holders Exchanging Claims under the Plan.

(a) Gain Characterized as Capital Gain. Subject to the discussions below in respect of backup withholding and FATCA, Non-U.S. holders generally would not be subject to U.S. federal income tax on any gain recognized in the exchange of a US RCF Claim, French RCF Claim or TLB Claim, as applicable, for New First Lien Notes and cash, unless:

•

the gain is “effectively connected” with a Non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment that such Non-U.S. holder maintains); in which case such gain would be subject to U.S. federal income tax on a net income basis generally in the same manner as if such Non-U.S. holder were a U.S. Holder; or

•

a Non-U.S. holder is an individual that is present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist; in which case the gain would be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable treaty), which may be offset by U.S. source capital losses, provided such Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If a Non-U.S. holder is a corporate Non-U.S. holder, “effectively connected” gains recognized by such Non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

(b) Gain Characterized as Interest. Subject to the discussion below concerning backup withholding and FATCA, payments of interest on a French RCF Claim (including OID, if any) to a Non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax unless such interest is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by a Non-U.S. holder), in which case, such interest generally would be subject to U.S. federal income tax on a net income basis generally in the same manner as if such Non-U.S. holder were a U.S. holder. A Non-U.S. holder that is a foreign corporation may also be subject to an additional 30% branch profits tax (or lower applicable treaty rate).

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2. Subject to the discussion below concerning backup withholding and FATCA, payments of interest on a US RCF Claim or TLB claim, as applicable (including OID, if any), to a Non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax unless such Non-U.S. holder falls into one of the exceptions described below under “Ownership and Disposition of New First Lien Notes – Payments of Interest on New First Lien Notes.”

(a) Payments of Interest on New First Lien Notes. Subject to the discussion below concerning backup withholding and FATCA, payments of interest on a New First Lien Note (including OID, if any) to a Non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax, if:

•

such Non-U.S. holder does not own, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of the voting stock of the Debtors after application of certain attribution rules;

•

such Non-U.S. holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to the Debtors through stock ownership under applicable rules of the Tax Code;

•	such Non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Tax Code; and

•	the certification requirement, as described below, is fulfilled with respect to the beneficial owner of the New First Lien Note.

The certification requirement referred to above will be fulfilled if either (A) such Non-U.S. holder provides to the Debtors or their paying agent an IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor forms), signed under penalties of perjury, that includes such Non-U.S. holder’s name and address and a certification as to its non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the New First Lien Note on behalf of the beneficial owner and provides a statement to the Debtors or their paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor forms) from the non-U.S. beneficial owner or from another financial institution acting on behalf of such beneficial owner and furnishes the Debtors or their paying agent with a copy thereof and otherwise complies with the applicable IRS requirements. Other methods might be available to satisfy the certification requirements described above, depending on a Non-U.S. holder’s particular circumstances.

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The gross amount of payments of interest that do not qualify for the exception from withholding described above (the “portfolio interest exemption”) will be subject to U.S. withholding tax at a rate of 30% unless (A) such Non-U.S. holder provides a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor forms) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with the conduct of a United States trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by a Non-U.S. holder) and such Non-U.S. holder provides a properly completed IRS Form W-8ECI (or successor form), in which case, such interest generally would be subject to U.S. federal income tax on a net income basis generally in the same manner as if such Non-U.S. holder were a U.S. holder. A Non-U.S. holder that is a foreign corporation may also be subject to an additional 30% branch profits tax (or lower applicable treaty rate).

(b) Sale, Exchange or Disposition of New First Lien Notes. Subject to the discussion below concerning backup withholding and FATCA, a Non-U.S. holder generally will not recognize any gain or loss realized on the sale, exchange or other taxable disposition of New First Lien Notes for U.S. federal income tax purposes, unless such Non-U.S. holder falls into one of the exceptions described above under “Tax Consequences for Non-U.S. Holders Exchanging Claims under the Plan – Gain Characterized as Capital Gain.”

3. Information Reporting and Backup Withholding. Certain payments, including distributions or payments in respect of Claims pursuant to the Plan and payments of principal, premium, if any, or interest, including OID, on the New First Lien Notes generally are subject to information reporting by the payor to the IRS and may be subject to backup withholding in certain circumstances.

However, backup withholding tax will not apply to payments of interest by the Debtors or their paying agent if the certification requirements described above under “Ownership of New First Lien Notes – Payments of Interest on New First Lien Notes” are satisfied or a Non-U.S. holder otherwise establishes such Non-U.S. holder’s eligibility for an exemption, provided that the Debtors or their paying agent, as the case may be, does not have actual knowledge or reason to know that such Non-U.S. holder is a U.S. person. However, the Debtors and other payors would be required to report payments of interest on the New First Lien Notes on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

Payments on the sale, exchange or other disposition of a share of a New First Lien Note made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. However, if such broker is for U.S. federal income tax purposes:

•	a U.S. person,

•	a controlled foreign corporation,

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•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

•	a foreign partnership with certain connections to the United States,

then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Non-U.S. holder’s U.S. federal income tax liability and may entitle such Non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisor regarding the application of information reporting and backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

E.	FATCA

Provisions of the Tax Code, commonly referred to as “FATCA,” impose withholding of 30% on payments of interest (including any OID) on debt instruments and (for dispositions after December 31, 2018) on proceeds of sales, exchanges, retirements or other taxable dispositions of debt instruments to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities (whether such foreign financial institutions or other entities are beneficial owners or intermediaries) unless various U.S. information reporting, due diligence and other requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail a significant administrative burden). Holders should consult their own tax advisors regarding how these rules may apply to the distributions or payments in respect of Claims and to their investment in the New First Lien Notes. In the event any withholding would be required pursuant to FATCA with respect to payments on the New First Lien Notes, no person will be required to pay additional amounts as a result of the withholding.

IX.	CERTAIN RISK FACTORS TO BE CONSIDERED

Prior to voting to accept or reject the Plan, holders of Claims should read and carefully consider the risk factors set forth below, in addition to the information set forth in this Disclosure Statement and the attachments, exhibits, or documents incorporated by reference hereto. The factors below should not be regarded as the only risks associated with the Plan or its

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implementation. Documents filed with the SEC may contain important risk factors that differ from those discussed below, and such risk factors are incorporated as if fully set forth herein and are a part of this Disclosure Statement. Copies of any document filed with the SEC may be obtained by visiting the SEC website at http://www.sec.gov.

A.	Certain Restructuring Law Considerations

1. CGG’s Shareholders May Not Vote in Favor of the Proposals Contained in the Safeguard Plan in Relation to the Modification of CGG’s Share Capital and/or the Bylaws. CGG’s existing shareholders are entitled to vote in favor of, or reject, the proposals contained in the Safeguard Plan in relation to the modification of CGG’s share capital and/or bylaws in the Safeguard. Shareholders vote at a general meeting of CGG’s shareholders convened after votes of creditors on the Safeguard Plan have been solicited. The filing of the Safeguard Plan with the French Court is subject to the approval by the general meeting of CGG’s shareholders of the resolutions enabling the implementation of the Safeguard Plan. The French Court cannot sanction the Safeguard Plan if CGG’s shareholders do not pass all the resolutions enabling the implementation of the Safeguard Plan by the requisite majority. While the Restructuring Plans enjoy support by a substantial majority of the Company’s secured and unsecured funded debtholders, there can be no assurances that CGG’s shareholders will vote in favor of the above-mentioned resolutions and the outcome of their votes is impossible to predict. Because the sanction and consummation of the Safeguard Plan is a condition precedent to the effectiveness of the Plan, the Plan may not go effective if CGG’s shareholders vote against the Safeguard Plan.

2. Holders of Convertible Bonds May Successfully Challenge the Fairness Vote by the BGM on the Safeguard Plan in the Safeguard. As discussed in Section V.C.3 of this Disclosure Statement, the Convertible Bondholder Group contested the BGM and the fairness of the Safeguard Plan in the Safeguard. The French Court will rule on the Convertible Bondholder Group’s challenge at the Sanction Hearing. While the Plan Proponents believe that the Safeguard Plan complies with French law and does not treat Holders of Convertible Bonds unfairly, the French Court may nonetheless agree with the Convertible Bondholder Group and sustain its objection. In that case, the Safeguard Plan would not be sanctioned as currently drafted.

Because the French Court’s sanction of the Safeguard Plan is a condition precedent to the effectiveness of the Plan, if the Convertible Bondholder Group succeeds in preventing implementation of the Safeguard Plan, then the Plan similarly would not become effective (even if it is approved by the Court prior to the French Court hearing with respect to the Safeguard Plan). Accordingly, if that happens, the Plan, even if confirmed, will not become effective. It is impossible to predict how the French Court will rule. In addition, the failure to obtain a French Sanction Order by December 7, 2017 gives rise to a termination event under the Lock-Up Agreement.

3. Effect of Restructuring Proceedings. While the Plan Proponents believe that the Chapter 11 Cases will be of short duration and will not be materially disruptive to their businesses, the Plan Proponents cannot be certain that this will be the case. Although the Plan and the Safeguard Plan are intended to effectuate a coordinated financial restructuring of the Company, and enjoy substantial support from the requisite majorities of the Company’s secured

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and unsecured funded debtholders, it is impossible to predict with certainty the amount of time that one or more of the Plan Proponents may spend in bankruptcy or under court supervision, or to assure parties in interest that the Restructuring Plans will be confirmed. Even if confirmed on a timely basis, court proceedings to confirm the Restructuring Plans could have an adverse effect on the Company’s businesses. Among other things, it is possible that the Restructuring Proceedings could adversely affect the Company’s relationships with its key vendors, employees, and customers. The proceedings also involve additional expense and may divert some of the attention of the Company’s management away from business operations.

4. Risk of Non-Confirmation of Plan under the Bankruptcy Code. Although the Plan Proponents believe that the Plan will satisfy all requirements necessary for confirmation by the Court, there can be no assurance that the Court will reach the same conclusion or that modifications to the Plan will not be required for confirmation, or that such modifications would not necessitate re-solicitation of votes. Moreover, the Plan Proponents can make no assurances that they will receive the requisite acceptances to confirm the Plan, and even if all voting Classes vote in favor of the Plan or the requirements for “cramdown” are met with respect to any Class that rejected the Plan, the Court, which may exercise substantial discretion as a court of equity, may choose not to confirm the Plan. If the Plan is not confirmed, it is unclear what distributions holders of Claims ultimately would receive with respect to their Claims under a subsequent plan of reorganization.

5. Non-Consensual Confirmation. In the event that any impaired class of Claims does not accept or is deemed not to accept a plan of reorganization, the Court may nevertheless confirm such plan at the Plan Proponents’ request if at least one impaired class has accepted the Plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the Plan, the Court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. Should any Class vote to reject the Plan, then these requirements must be satisfied with respect to such rejecting Classes. The Plan Proponents believe that the Plan satisfies these requirements.

6. Risk of Non-Occurrence of Effective Date. There can be no assurance as to the timing of the Effective Date. If the conditions precedent to the Effective Date set forth in the Plan have not occurred or have not been waived as set forth in Section IX(C) of the Plan, then the Confirmation Order may be vacated, in which event no distributions would be made under the Plan, the Plan Proponents and all holders of Claims would be restored to the status quo as of the day immediately preceding the Confirmation Date, and the Plan Proponents’ obligations with respect to Claims would remain unchanged. Notably, the conditions precedent include certain events tied to the Safeguard, and other events relating to CGG, over which the Plan Proponents have no control. Moreover, absent an extension, the Lock-Up Agreement may be terminated by the Supporting Creditors if the Effective Date does not occur by February 28, 2018. The Plan Proponents cannot assure that the conditions precedent to the Plan’s effectiveness will occur or be waived by such date.

7. Risk of Termination of Lock-Up Agreement. The Lock-Up Agreement contains provisions that give the Plan Support Parties the ability to terminate the Lock-Up Agreement if certain conditions are not satisfied, including the failure to achieve certain

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milestones. Termination of the Lock-Up Agreement could result in protracted Chapter 11 Cases and Safeguard, which could significantly and detrimentally impact the Plan Proponents’ relationships with vendors, suppliers, employees and major customers.

8. Conversion into Chapter 7 Cases. If no plan of reorganization can be confirmed, or if the Court otherwise finds that it would be in the best interests of holders of Claims, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate the Debtors’ assets for distribution in accordance with the priorities established by the Bankruptcy Code. See Section XII(C) hereof, as well as the Liquidation Analysis attached hereto as Exhibit F, for a discussion of the effects that a chapter 7 liquidation would have on the recoveries to holders of Claims.

9. The Cash Collateral May Be Insufficient to Fund the Debtors’ Business Operations, or May Be Unavailable if the Debtors Do Not Comply with the Terms of the Cash Collateral Order. Although the Plan Proponents project that they will have sufficient liquidity to operate their businesses through the Effective Date, there can be no assurance that the revenue generated by the Company’s business operations and the cash made available to the Debtors under the cash collateral order will be sufficient to fund the Company’s operations. The Company does not currently have financing available to it in the form of a debtor-in-possession credit facility or DIP facility. In the event that revenue flows are not sufficient to meet the Company’s liquidity requirements, the Company may be required to seek such financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable to the Company or the Court. If, for one or more reasons, the Company is unable to obtain such additional financing, the Company’s business and assets may be subject to liquidation under chapter 7 of the Bankruptcy Code and the Company may cease to continue as a going concern.

The cash collateral order provides for affirmative and negative covenants applicable to the Company, including negative covenants restricting the ability of the Debtors and their subsidiaries to incur additional indebtedness, grant liens, as well as financial covenants applicable to the Debtors including compliance with a budget. There can be no assurance that the Company will be able to comply with these covenants and meet its obligations as they become due or to comply with the other terms and conditions of the Cash Collateral Orders.

Any Event of Default under the Cash Collateral Orders could result in a default of the Company’s obligations under the Lock-Up Agreement, which could imperil the Plan Proponents’ ability to confirm the Plan.

10. Impact of the Chapter 11 Case on the Debtors. The Chapter 11 Cases may affect the Debtors’ relationships with, and their ability to negotiate favorable terms with, creditors, customers, vendors, employees and other personnel and counterparties. While the Debtors expect to continue normal operations, public perception of their continued viability may affect, among other things, the desire of new and existing customers to enter into or continue their agreements or arrangements with the Debtors. The failure to maintain any of these important relationships could adversely affect the Debtors’ business, financial condition and results of operations.

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Because of the public disclosure of the Chapter 11 Cases and concerns foreign vendors may have about the Debtors’ liquidity, the Debtors’ ability to maintain normal credit terms with vendors may be impaired. Also, the Debtors’ transactions that are outside of the ordinary course of business are generally subject to the approval of the Court, which may limit the Debtors’ ability to respond on a timely basis to certain events or take advantage of certain opportunities. As a result, the effect that the Chapter 11 Cases will have on the Plan Proponents’ businesses, financial conditions and results of operations cannot be accurately predicted or quantified at this time.

Additionally, the terms of the Cash Collateral Orders limit the Debtors’ ability to undertake certain business initiatives. These limitations include, among other things, the Debtors’ ability to: (a) sell assets outside the normal course of business; (b) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (c) grant liens; and (d) finance their operations, investments or other capital needs or to engage in other business activities that would be in the Debtors’ interest.

11. The Plan and Safeguard Plan Are Based Upon Assumptions the Plan Proponents Developed which May Prove Incorrect and Could Render the Plans Unsuccessful. The Financial Restructuring affects both the Plan Proponents’ capital structure and the ownership structure and operation of their businesses and reflects assumptions and analyses based on the Plan Proponents’ experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Plan Proponents consider appropriate under the circumstances. The Plan also depends on the successful implementation and execution of the Safeguard Plan and the reorganization of CGG in the Safeguard and recognition of such restructuring in the Chapter 15 Case.

Whether actual future results and developments will be consistent with the Debtors’ and CGG’s expectations and assumptions depends on a number of factors, including but not limited to (a) the ability to implement the changes to the Company’s capital structure; (b) the ability to obtain adequate liquidity and financing sources; (c) the ability to maintain customers’ confidence in the Company’s viability as a continuing entity and to attract and retain sufficient business from them; (d) the ability to retain key employees and (e) the overall strength and stability of general economic conditions of the oil and gas industries, in the United States, France and global markets generally. The failure of any of these factors could materially adversely affect the successful reorganization of the Debtors’ and CGG’s businesses.

In addition, the feasibility of the Plan for confirmation purposes under the Bankruptcy Code relies on financial projections, including with respect to revenues, EBITDA, debt service and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate.

The Company expects that its actual financial condition and results of operations may differ, perhaps materially, from what was anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization the Debtors or CGG may implement will occur or, even if they do occur, that they will have the anticipated effects on the Debtors, CGG and their respective subsidiaries or their businesses or

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operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of the Restructuring Plans.

12. Projections and Other Forward-Looking Statements Are Not Assured, and Actual Results May Vary. Certain of the information contained in this Disclosure Statement is, by nature, forward-looking, and contains estimates and assumptions which might ultimately prove to be incorrect, and contains projections which may be materially different from actual future experiences. There are uncertainties associated with any projections and estimates, and they should not be considered assurances or guarantees of the amount of funds or the amount of Claims in the various Classes that might be allowed.

B.	Risks Relating to the Company’s Business

1. Post-Effective Date Indebtedness. Following the Effective Date, the Company will have outstanding secured indebtedness under the New First Lien Notes, New Second Lien Notes and New Second Lien Interest Notes. CGG Holding (U.S.) Inc. is the primary obligor on the New First Lien Notes, which the other Guarantor Debtors and CGG guarantee on a secured basis. CGG is the primary obligor on the New Second Lien Notes and the New Second Lien Interest Notes, which the Guarantor Debtors guarantee on a secured basis. In addition, under the Safeguard Plan, CGG is liable on account of Termed Out French RCF Claims, if any, and the Senior Notes Accrued Interest Claims. The individual Debtors and CGG’s ability to service their debt will depend, among other things, on each entity’s and the Company’s future operating performance, which depends partly on economic, financial, competitive and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may not be able to generate sufficient cash from operations to meet their debt service obligations as well as to fund necessary capital expenditures and investments in research and development. This, in turn, could have an adverse effect on the ability of the Company to grow its business and achieve profitability.

2. The Company’s Business Is Subject to a Number of Risks Beyond Its Control. Global market and economic conditions are uncertain and volatile. In recent periods, economic contractions and uncertainty have weakened demand for oil and natural gas while the introduction of new production capacities has increased supply, resulting in lower prices, and consequently a reduction in the levels of exploration for hydrocarbons and demand for the Company’s products and services. These developments have had a significant adverse effect on the Company’s business, revenue and liquidity. It is difficult to predict how long the current economic conditions and imbalance between supply and demand will persist, whether oil prices will remain at a low level, whether the current market conditions will deteriorate further, and which of the Company’s products and services may be adversely affected.

The reduction in demand for the Company’s products and services and the resulting pressure on pricing in the Company’s industry could continue to negatively affect its business, results of operations, financial condition and cash flows. The Company has had in the past and may have in the future impairment losses as events or changes in circumstances occur that reduce the fair value of an asset below its book value.

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Uncertainty about the general economic situation and/or the mid-term level of hydrocarbons prices has had and is likely to continue to have a significant adverse impact on the commercial performance and financial condition of many companies, which may affect some of the Company’s customers and suppliers. The current economic and energy industry climate may lead customers to cancel or delay orders or leave suppliers unable to provide goods and services as agreed. The Company’s government clients may face budget deficits that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate contracts with little or no prior notice. If the Company’s suppliers, vendors, subcontractors or other counterparties are unable to perform their obligations to the Company’s customers, the Company may be required to provide additional services or make alternate arrangements on less favorable terms with other parties to ensure adequate performance and delivery of service to its customers.

3. Additional Risks to Business and Operations. A discussion of additional risks to the Company’s operations, businesses and financial performance is set forth in the Form 20-F for the period ending December 31, 2016, and in other filings CGG has made with the SEC, all of which are incorporated herein by reference. CGG’s filings with the SEC are available at the Company’s website at www.cgg.com or on the website maintained by the SEC at www.sec.gov.

C.	Factors Relating to Securities to Be Issued Under the Restructuring Plans Generally

1. No Current Public Market for Securities. There is currently no market for the New First Lien Notes, New Second Lien Notes and the Warrants, and there can be no assurance as to the development or liquidity of any market for any such securities. Therefore, there can be no assurance that any of these Securities will be tradable or liquid at any time after the Effective Date. If a trading market does not develop or is not maintained, holders of the foregoing Securities may experience difficulty in reselling such securities or may be unable to sell them at all. Even if such a market were to exist, such securities could trade at prices higher or lower than the estimated value set forth in this Disclosure Statement, depending upon many factors including, without limitation, prevailing interest rates, markets for similar securities, industry conditions, and the performance of, and investor expectations for, the Reorganized Debtors. Accordingly, holders of these Securities may bear certain risks associated with holding securities for an indefinite period of time. Securities issued under the Plan may also be subject to restrictions on transfer imposed under applicable securities laws.

To the extent that the Plan Proponents rely on private placement exemptions from registration under the Securities Act (that is, if section 1145 of the Bankruptcy Code is not relied upon) for the offer and issuance of any Securities, those Securities (and in the case of Warrants, the underlying shares) upon issuance will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and will be subject to restrictions on transfer under the Securities Act. Accordingly, any such Securities (and in the case of Warrants, the underlying shares) may only be resold or otherwise transferred pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and, in the case of New CGG Shares, so long as the New CGG Shares are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, they may not be deposited in any unrestricted

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depositary receipts facility established or maintained in respect of the New CGG Shares (including the ADS Facility). One such exemption for resale of such Securities is Rule 144, which would be available following the lapse of the applicable holding period and subject to the manner of sale and reporting conditions of the Rule, depending upon whether or not the seller was or is an affiliate of CGG. No representation is made as to the availability of the exemption provided by Rule 144. New CGG Shares, so long as they are “restricted securities,” may not be sold on any securities exchange in the United States, including the New York Stock Exchange (notwithstanding that the CGG ADSs trade on such exchange).

2. Potential Dilution. The ownership percentage represented by New CGG Shares will be subject to dilution from any other shares that may be issued post-emergence, including through the exercise of the Warrants and the conversion or exercise of any other options, warrants, convertible securities, exercisable securities, or other securities that may be issued post-emergence.

In the future, similar to all companies, additional equity financings or other share issuances by any of the Reorganized Debtors or Reorganized CGG could adversely affect the value of the New CGG Shares. The amount and dilutive effect of any of the foregoing could be material.

3. The Company May Recognize a Significant Amount of Cancellation of Indebtedness (“COD”) Income as a Result of the Consummation of the Safeguard Plan. It is anticipated that the exchange of certain Claims for Cash and New First Lien Notes could result in the cancellation of a portion of the Debtors’ outstanding indebtedness. Because a portion of the Debtors’ outstanding indebtedness will be satisfied in exchange for property other than Cash under the Plan, the amount of COD income, and accordingly, the amount of tax attributes required to be reduced, will depend in part on the fair market value of that property. This value cannot be known with certainty until after the Effective Date. Accordingly, it is currently unclear whether and to what extent, if any, the Debtors will be required to reduce their tax attributes.

4. Insufficient Cash Flow to Meet Debt Obligations. On the Effective Date, on a consolidated basis, it is expected that the Reorganized Debtors and Reorganized CGG will have total secured indebtedness of approximately up to $1.26 billion, which is expected to consist of the New First Lien Secured Notes, Termed Out French RCF Claims (if any), and New Second Lien Notes, including New Second Lien Notes issued in satisfaction of Senior Notes Accrued Interest Claims. This level of expected indebtedness and the funds required to service such debt could, among other things, make it more difficult for the Reorganized Debtors and Reorganized CGG to satisfy their obligations under such indebtedness, increasing the risk that they may default on such debt obligations.

The Reorganized Debtors’ and Reorganized CGG’s earnings and cash flow may vary significantly from year to year. Additionally, the Reorganized Debtors’ and Reorganized CGG’s future cash flow may be insufficient to meet their debt obligations and commitments. Any insufficiency could negatively impact the Reorganized Debtors’ and Reorganized CGG’s business. A range of economic, competitive, business, and industry factors will affect the Reorganized Debtors’ and Reorganized CGG’s future financial performance and,

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as a result, their ability to generate cash flow from operations and to pay their debt. Many of these factors are beyond the Reorganized Debtors’ and Reorganized CGG’s control.

If the Reorganized Debtors or Reorganized CGG do not generate enough cash flow from operations to satisfy their debt obligations, they may have to undertake alternative financing plans, such as:

•	Refinancing or restructuring debt;

•	Selling assets;

•	Reducing or delaying capital investments; or

•	Seeking to raise additional capital.

It cannot be assured, however, that undertaking alternative financing plans, if necessary, would allow the Reorganized Debtors or Reorganized CGG to meet their debt obligations. An inability to generate sufficient cash flow to satisfy their debt obligations or to obtain alternative financing could materially and adversely affect the Reorganized Debtors’ or Reorganized CGG’s ability to make payments on the New First Lien Notes, the New Second Lien Notes, the Termed Out French RCF Claims, if any, or the termed-out Senior Notes Accrued Interest Claim, as well as the Reorganized Debtors’ or Reorganized CGG’s business, financial condition, results of operations, and prospects.

5. Defects in Collateral Securing the New Secured Facilities. The indebtedness under the New First Lien Notes, New Second Lien Notes, the New Second Lien Interest Notes and Termed Out French RCF Claims, if any, will be secured, subject to certain exceptions and permitted liens, on a first and second priority basis, as applicable, by security interests in the principal assets of the Debtors and CGG (henceforth, the “Collateral”). The Collateral securing this secured debt may be subject to exceptions, defects, encumbrances, liens and other imperfections. Accordingly, it cannot be assured that the remaining proceeds from a sale of the Collateral would be sufficient to repay holders of the secured funded debt securities all amounts owed under them. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell Collateral in an orderly manner, general economic conditions, the availability of buyers, the Reorganized Debtors’ failure to implement their business strategy, and similar factors. The amount received upon a sale of Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, and the timing and manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a subsequent foreclosure, liquidation, bankruptcy, or similar proceeding, it cannot be assured that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Reorganized Debtors’ obligations under the new secured funded debt, in full or at all. There can also be no assurance that the Collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the Reorganized Debtors’ new secured funded debt.

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6. Failure to Perfect Security Interests in Collateral. The failure to properly perfect liens on the Collateral could adversely affect the collateral agent’s ability to enforce its rights with respect to the Collateral for the benefit of the holders of the Reorganized Debtors’ secured funded debt. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the collateral agent will monitor, or that the Reorganized Debtors will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The collateral agent has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes against third parties.

7. Casualty Risk of Collateral. The Reorganized Debtors will be obligated under the various secured funded debt documents and instruments to maintain adequate insurance or otherwise insure against hazards as is customarily done by companies having assets of a similar nature in the same or similar localities. There are, however, certain losses that may either be uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate the Reorganized Debtors fully for losses. If there is a total or partial loss of any of the pledged Collateral, the insurance proceeds received may be insufficient to satisfy the secured obligations of the Reorganized Debtors or Reorganized CGG.

8. Any Future Pledge of Collateral Might Be Avoidable in a Subsequent Bankruptcy by the Reorganized Debtors. Any future pledge of Collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the New First Lien Notes, the New Second Lien Notes and the date on which any French RCF Claims are termed out, might be avoidable by the pledgor (as a subsequent debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the securities under the secured funded debt to receive a greater recovery than if the pledge had not been given, and a U.S. bankruptcy case in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. Similar or longer reachback periods may exist if a case or proceeding is commenced under the insolvency laws of a non-U.S. jurisdiction with similar legal principles.

9. Risk Related to Termed Out French RCF Claims and Termed Out French RCF Claim Guarantees. The Termed Out French RCF Claims have a maturity date and interest rate that are materially less favorable to Holders than are the terms of the New First Lien Notes that Participating French RCF Lenders will receive under the Restructuring Plans. In addition, the liens securing the Termed Out French RCF Claim Guarantees will share pari passu with the liens securing the New First Lien Notes and will be secured by the same collateral pool as that securing the New First Lien Notes. As a result, the aggregate value of the collateral securing the Termed Out French RCF Claim Guarantees may be materially less than the value of the collateral pool that had secured the French RCF Facility Agreement under the French RCF Documents. Moreover, the French RCF Documents will be discharged and released under the

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Restructuring Plans, and the Safeguard Plan will be the sole agreement documenting the contractual obligations of CGG in respect of the Termed Out French RCF Claims, if any. Finally, Non-Participating French Lenders will not receive any portion of the Secured Fund Debt Claims Cash Payment under the Restructuring Plans.

D.	Additional Factors

1. Debtors Could Withdraw Plan. Subject to the terms of, and without prejudice to, the rights of any party to the Lock-Up Agreement, the Plan may be revoked or withdrawn prior to the Confirmation Date by the Debtors.

2. Plan Proponents Have No Duty to Update. The statements contained in this Disclosure Statement are made by the Plan Proponents as of the date hereof, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date. The Plan Proponents have no duty to update this Disclosure Statement unless otherwise ordered to do so by the Court.

3. No Representations Outside this Disclosure Statement Are Authorized. No representations concerning or related to the Plan Proponents, the Chapter 11 Cases, or the Plan are authorized by the Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than those contained in, or included with, this Disclosure Statement should not be relied upon in making the decision to accept or reject the Plan.

4. No Legal or Tax Advice Is Provided by this Disclosure Statement. The contents of this Disclosure Statement should not be construed as legal, business or tax advice. Each Creditor should consult its own legal counsel and accountant as to legal, tax, and other matters concerning its Claim. This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

5. No Representation Made. Nothing contained herein or in the Plan shall constitute a representation of the tax or other legal effects of the Plan on the Plan Proponents or holders of Claims.

6. Certain Tax Consequences. For a discussion of certain tax considerations to the Debtors and certain holders of Claims in connection with the implementation of the Plan, see Section VIII hereof.

X.	VOTING PROCEDURES AND REQUIREMENTS

A.	Voting Instructions and Voting Deadline

Only holders of Class 3 Claims (French RCF Claims), Class 4 Claims (US Secured Funded Debt Claims), and Class 5 Claims (Senior Notes Claims) (the Claims and Holders of Claims in Classes 3 through 5, the “Voting Claims” and the “Voting Holders” respectively) are entitled to vote to accept or reject the Plan. The Debtors are providing copies of

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this Disclosure Statement (including all exhibits and appendices) and related materials and a ballot (collectively, a “Solicitation Package”) to record holders of the Voting Claims.

Each ballot contains detailed voting instructions. Each ballot also sets forth in detail, among other things, the deadlines, procedures, and instructions for voting to accept or reject the Plan, the Voting Record Date for voting purposes, and the applicable standards for tabulating ballots. The record date for determining which holders are entitled to vote on the Plan is [August 28], 2017.

Please complete the information requested on the ballot, sign, date and indicate your vote on the ballot, and return the completed ballot either (i) via electronic, online transmission through the E-Ballot platform on Prime Clerk’s (the “Voting Agent”) website; or (ii) by overnight courier or hand delivery in the enclosed pre-addressed postage-paid envelope to:

CGG Ballot Processing

c/o Prime Clerk, Inc.

830 Third Avenue, 3rd Floor

New York, NY 10022

– or –

Ballots must be properly submitted via, and in accordance with the instructions set forth on, Prime Clerk, Inc.’s E-Ballot platform on the Restructuring Information Website:

https://cases.primeclerk.com/CGG

FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT NO LATER THAN [SEPTEMBER 22], 2017 AT [5:00] P.M. EASTERN TIME (THE “VOTING DEADLINE”).

ANY BALLOT THAT IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR WHICH INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN WILL BE COUNTED AS AN ACCEPTANCE.

If you are a Voting holder and you did not receive a ballot, received a damaged ballot or lost your ballot, or if you have any questions concerning the procedures for voting on the Plan, please contact (a) the Voting Agent in writing at CGG Ballot Processing, c/o Prime Clerk, Inc., 830 Third Avenue, 3rd Floor, New York, NY 10022, or (b) the Debtors’ restructuring hotline at (844) 721-3891 (toll free) or (347) 338-6512 (international) or (c) via email at CGGballots@primeclerk.com.

B.	Parties Entitled to Vote

Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired and that are not deemed to have rejected a proposed plan are entitled to vote to accept or reject such proposed

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plan. Classes of claims or equity interests in which the holders of claims or equity interests are unimpaired under a chapter 11 plan are deemed to have accepted such plan and are not entitled to vote to accept or reject the plan. For a detailed description of the treatment of Claims under the Plan, see Section V(A)(1) of this Disclosure Statement.

The Plan Proponents will request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code as necessary. Section 1129(b) of the Bankruptcy Code permits the confirmation of a chapter 11 plan notwithstanding the rejection of such plan by one or more impaired classes of claims or equity interests. Under section 1129(b), a plan may be confirmed by a bankruptcy court if it does not “discriminate unfairly” and is “fair and equitable” with respect to each rejecting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, see Section XI(C)(2) of this Disclosure Statement.

Claims in the Voting Classes of the Plan are impaired and Voting Holders in such Classes will receive distributions under the Plan. As a result, Voting Holders are entitled to vote to accept or reject the Plan. Claims in all other Classes are unimpaired and the Holders of such claims are deemed to accept the Plan.

C.	Agreements Upon Furnishing Ballots

The delivery of an accepting ballot pursuant to one of the procedures set forth above will constitute the agreement of the creditor with respect to such ballot to accept (i) all of the terms of, and conditions to, this Solicitation; and (ii) the terms of the Plan including the injunction, releases and exculpations set forth in Section VIII therein. All parties in interest retain their right to object to confirmation of the Plan, subject to any applicable terms of the Lock-Up Agreement.

D.	Change of Vote

Except as provided in the Lock-Up Agreement, any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed ballot may revoke such ballot and change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent, properly completed ballot for acceptance or rejection of the Plan.

E.	Waivers of Defects, Irregularities, etc.

Unless otherwise directed by the Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance and revocation or withdrawals of ballots will be determined by the Voting Agent and/or the Plan Proponents, as applicable, in their sole discretion, which determination will be final and binding. The Plan Proponents reserve the right to reject any and all ballots submitted by any of their respective creditors not in proper form, the acceptance of which would, in the opinion of the Plan Proponents or their counsel, as applicable, be unlawful. The Plan Proponents further reserve their respective rights to waive any defects or irregularities or conditions of delivery as to any particular ballot by any of their creditors. The interpretation (including the ballot and the respective instructions thereto) by the applicable Debtor, unless otherwise directed by the Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of ballots must be cured within such time as the Plan Proponents (or the Court) determines. Neither the Plan Proponents nor any

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other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

F.	Miscellaneous

The Plan Proponents, in their sole discretion, may request that the Voting Agent attempt to contact such voters to cure any such defects in the ballots. If you return more than one ballot voting different Voting Claims, the ballots are not voted in the same manner and you do not correct this before the Voting Deadline, the last ballot submitted will be the ballot counted. An otherwise properly executed ballot that attempts to partially accept and partially reject the Plan will likewise not be counted.

The ballots provided to Voting Holders will reflect the principal amount of such Voting Holder’s Claim; however, when tabulating votes, the Voting Agent may adjust the amount of such Voting Holder’s Claim by multiplying the principal amount by a factor that reflects all amounts accrued between the Record Date and the Petition Date including, without limitation, interest.

Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only holders of the Voting Claims, as applicable, who actually vote will be counted.

Except as provided below, unless the ballot is timely submitted to the Voting Agent before the Voting Deadline together with any other documents required by such ballot, the Plan Proponents may, in their sole discretion, reject such ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.

XI.	CONFIRMATION OF PLAN

A.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Court to hold a confirmation hearing upon appropriate notice to all required parties. Notice of the Confirmation Hearing will be provided to all known creditors or their representatives. The Confirmation Hearing may be adjourned from time to time by the Court without further notice except for the announcement of the continuation date made at the Confirmation Hearing, at any subsequent continued Confirmation Hearing, or pursuant to a notice filed on the docket for the Chapter 11 Cases.

B.	Objections to Confirmation

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to the confirmation of a plan. Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules and the Local Rules, must set forth the name of the objector, the nature and amount of Claims held or asserted by the objector against the

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Debtors’ estates or properties, the basis for the objection and the specific grounds therefor, and must be filed with the Court, with a copy to the chambers of the Hon. Martin Glenn, United States Bankruptcy Judge, together with proof of service thereof, and served upon the following parties, including such other parties as the Court may order:

(a) The Debtors at:

CGG S.A.

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris, France

Fax: +33 1 64 47 34 29

E-mail:        beatrice.place-faget@CGG.com

Attention:    General Counsel

(b) Office of the U.S. Trustee at:

Office of the U.S. Trustee for Region 2

U.S. Federal Office Building

201 Varick Street, Suite 1006

New York, New York 10014

Attention:    Andrea Schwartz

(c) Counsel to the Debtors at:

Linklaters LLP

25 rue de Marignan

75008 Paris, France

Fax: +33 1 43 59 41 96

E-mail:        luis.roth@linklaters.com

                     kathryn.merryfield@linklaters.com

                     aymar.demauleon@linklaters.com

Attention:    Luis Roth

                     Kathryn Merryfield

                     Aymar de Mauléon

- and -

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Fax: +1 212 492 0545

E-mail:        akornberg@paulweiss.com

                     bhermann@paulweiss.com

                     lshumejda@paulweiss.com

                     ctobler@paulweiss.com

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Attention:    Alan W. Kornberg

                     Brian S. Hermann

                     Lauren Shumejda

                     Claudia R. Tobler

(d) U.S. Counsel to the Holders of Secured Funded Debt Claims at:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Fax: +1 212 446 4900

E-mail:        Stephen.hessler@kirkland.com

                     anthony.grossi@kirkland.com

Attention:    Stephen E. Hessler, P.C.

                     Anthony Grossi

(e) U.S. Counsel to the Holders of Senior Notes Claims and Senior Notes Accrued Interest Claims at:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Fax: +1 212 728 8111

E-mail:        jlongmire@willkie.com

                     weguchi@willkie.com

                     jkim@willkie.com

Attention:   John C. Longmire

                    Weston T. Eguchi

                    Ji Hun Kim

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED,

IT MAY NOT BE CONSIDERED BY THE COURT.

C.	Requirements for Confirmation of Plan

1. Requirements of Section 1129(a) of the Bankruptcy Code

(a) General Requirements. At the Confirmation Hearing, the Court will determine whether the confirmation requirements specified in section 1129(a) of the Bankruptcy Code have been satisfied including, without limitation, whether:

(i) the Plan complies with the applicable provisions of the Bankruptcy Code;

(ii) the Debtors have complied with the applicable provisions of the Bankruptcy Code;

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(iii) the Plan has been proposed in good faith and not by any means forbidden by law;

(iv) any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Court as reasonable;

(v) the Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of the Reorganized Debtors, an affiliate of the Debtors participating in a Plan with the Debtors, or a successor to the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of holders of Claims and Interests and with public policy, and the Debtors have disclosed the identity of any insider who will be employed or retained by the Reorganized Debtors, and the nature of any compensation for such insider;

(vi) with respect to each Class of Claims or Interests, each holder of an impaired Claim has either accepted the Plan or will receive or retain under the Plan, on account of such holder’s Claim, property of a value, as of the Effective Date of the Plan, that is not less than the amount such holder would receive or retain if the Debtors were liquidated on the Effective Date of the Plan under chapter 7 of the Bankruptcy Code;

(vii) except to the extent the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (as discussed further below), each Class of Claims either accepted the Plan or is not impaired under the Plan;

(viii) except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that administrative expenses and priority Claims, other than priority tax Claims, will be paid in full on the Effective Date, and that priority tax Claims will receive either payment in full on the Effective Date or deferred cash payments over a period not exceeding five years after the Commencement Date, of a value, as of the Effective Date of the Plan, equal to the allowed amount of such Claims;

(ix) at least one Class of impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class;

(x) confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Plan; and

(xi) all fees payable under section 1930 of title 28, as determined by the Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan.

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(b) Best Interests Test. As noted above, with respect to each impaired class of claims and equity interests, confirmation of a plan requires that each such holder either (i) accept the plan or (ii) receive or retain under the plan property of a value, as of the effective date of the plan, that is not less than the value such holder would receive or retain if the debtors were liquidated under chapter 7 of the Bankruptcy Code. This requirement is referred to as the “best interests test.”

This test requires a Court to determine what the holders of allowed claims and allowed equity interests in each impaired class would receive from a liquidation of the debtor’s assets and properties in the context of a liquidation under chapter 7 of the Bankruptcy Code. To determine if a plan is in the best interests of each impaired class, the value of the distributions from the proceeds of the liquidation of the debtor’s assets and properties (after subtracting the amounts attributable to the aforesaid claims) is then compared with the value offered to such classes of claims and equity interests under the plan.

A liquidation analysis (the “Liquidation Analysis”) has been prepared solely for purposes of estimating proceeds available in a liquidation under chapter 7 of the Bankruptcy Code (“Chapter 7”) of the Debtor’s estates and is attached as Exhibit F to this Disclosure Statement. The Liquidation Analysis is based on a number of estimates and assumptions that are inherently subject to significant economic, competitive and operational uncertainties and contingencies that are beyond the control of the Debtors or a trustee under Chapter 7. Further, the actual amounts of claims against the Debtors’ estates could vary materially from the estimates set forth in the Liquidation Analysis, depending on, among other things, the claims asserted during Chapter 7. Accordingly, while the information contained in the Liquidation Analysis is necessarily presented with numerical specificity, the Plan Proponents cannot assure you that the values assumed would be realized or the claims estimates assumed would not change if the Debtors were in fact liquidated, nor can assurances be made that the Court would accept this analysis or concur with these assumptions in making its determination under section 1129(a) of the Bankruptcy Code.

As set forth in detail on the Liquidation Analysis, the Plan Proponents believe that the Plan will produce a greater recovery for the holders of Claims than would be achieved in a Chapter 7 liquidation. Consequently, the Plan Proponents believe that the Plan, which provides for the continuation of the Debtors’ businesses, will provide a substantially greater ultimate return to the holders of Claims than would a Chapter 7 liquidation.

(c) Feasibility. Pursuant to section 1129(a)(11) of the Bankruptcy Code, among other things, the Court must determine that confirmation of the Plan is not likely to be followed by the liquidation or need for further financial reorganization of the Plan Proponents or any successors to the Debtors under the Plan. This condition is often referred to as the “feasibility” of the Plan. The Plan Proponents believe that the Plan satisfies this requirement.

For purposes of determining whether the Plan meets this requirement, the Plan Proponents’ management prepared a projected financial outlook. These financial outlooks, and the assumptions on which they are based, are annexed hereto as Exhibit G (the “Financial Outlook”). Based upon the Financial Outlook, the Plan Proponents believe that the Reorganized Debtors will be able to make all payments required pursuant to the Plan, and therefore, that

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confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. The Reorganized Debtors also believe that they will be able to repay or refinance on commercially reasonable terms any and all of the indebtedness under the Plan at or prior to the maturity of such indebtedness.

The Financial Outlook should be read in conjunction with the assumptions, qualifications, and explanations set forth in this Disclosure Statement and in the Plan in their entirety, along with the Safeguard Plan, and the historical consolidated financial statements (including the notes and schedules thereto) and other financial information set forth in CGG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and other reports filed by CGG with the SEC prior to the Court’s approval of this Disclosure Statement. These filings are available by visiting the SEC’s website at http://www.sec.gov.

The Plan Proponents prepared the Financial Outlook based upon, among other things, the anticipated future financial condition and results of operations of the Reorganized Debtors and CGG. CGG does not, as a matter of course, publish their business plans, strategies, projections, or their anticipated results of operations or financial condition, or that of the Debtors. Accordingly, the Company does not intend to update or otherwise revise the Financial Outlook, or to include such information in documents required to be filed with the SEC or otherwise make such information public to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error.

THE FINANCIAL OUTLOOK WAS NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE FINANCIAL ACCOUNTING STANDARDS BOARD. THE PLAN PROPONENTS’ INDEPENDENT ACCOUNTANTS HAVE NEITHER EXAMINED NOR COMPILED THE ACCOMPANYING FINANCIAL OUTLOOK AND ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE FINANCIAL OUTLOOK, ASSUME NO RESPONSIBILITY FOR THE FINANCIAL OUTLOOK AND DISCLAIM ANY ASSOCIATION WITH THE FINANCIAL OUTLOOK. EXCEPT AS MAY OTHERWISE BE PROVIDED IN THE PLAN OR THIS DISCLOSURE STATEMENT, THE PLAN PROPONENTS DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THESE FINANCIAL PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE OF THIS DISCLOSURE STATEMENT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE FINANCIAL OUTLOOK, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, IS NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS THAT, THOUGH CONSIDERED REASONABLE BY CGG AND THE DEBTORS, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH WILL BE BEYOND THE COMPANY AND THE REORGANIZED DEBTORS’ CONTROL. THE PLAN PROPONENTS CAUTION THAT NO REPRESENTATIONS CAN BE OR ARE MADE AS TO THE ACCURACY OF THE FINANCIAL OUTLOOK OR TO CGG AND THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED

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RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE OUTLOOK WAS PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE FINANCIAL OUTLOOK, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE SECTION IX, “CERTAIN RISK FACTORS TO BE CONSIDERED.”

IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE FINANCIAL OUTLOOK AND SHOULD CONSULT WITH THEIR OWN ADVISORS.

(d) Equitable Distribution of Voting Power. On or before the Effective Date, pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the organizational documents for the Debtors shall be amended as necessary to satisfy the provisions of the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.

2. Additional Requirements for Non-Consensual Confirmation. In the event that any impaired Class of Claims does not accept or is deemed to reject the Plan, the Court may still confirm the Plan at the request of the Plan Proponents if, as to each impaired Class of Claims that has not accepted the Plan, the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such Classes of Claims or Interests, pursuant to section 1129(b) of the Bankruptcy Code. Both of these requirements are in addition to other requirements established by case law interpreting the statutory requirements.

(a) Unfair Discrimination Test. The “no unfair discrimination” test applies to Classes of Claims or Interests that are of equal priority and are receiving different treatment under the Plan. A chapter 11 plan does not discriminate unfairly, within the meaning of the Bankruptcy Code, if the legal rights of a dissenting Class are treated in a manner consistent with the treatment of other Classes whose legal rights are substantially similar to those of the dissenting Class and if no Class of Claims or Interests receives more than it legally is entitled to receive for its Claims or Interests. This test does not require that the treatment be the same or equivalent, but that such treatment be “fair.”

The Plan Proponents believe the Plan satisfies the “unfair discrimination” test. Claims of equal priority are receiving comparable treatment and such treatment is fair under the circumstances.

(b) Fair and Equitable Test. The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to dissenting classes, the test sets different standards depending on the type of claims in such class. The Plan Proponents believe that the Plan satisfies the “fair and equitable” test as further explained below.

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(i) Secured Creditors. The Bankruptcy Code provides that each holder of an impaired secured claim either (i) retains its liens on the property to the extent of the allowed amount of its secured claim and receives deferred cash payments having a value, as of the effective date, of at least the allowed amount of such claim, or (ii) has the right to credit bid the amount of its claim if its property is sold and retains its liens on the proceeds of the sale (or if sold, on the proceeds thereof) or (iii) receives the “indubitable equivalent” of its allowed secured claim. The Plan provides that Holders of impaired secured Claims in Classes 3 and 4 shall receive, on account of such Allowed Claims, their share of (i) New First Lien Notes after giving effect to the $150 million cash payment of the Secured Debt; and (ii) with respect to Holders of French RCF Claims in Class 3, an option to reinstate their claims in the Amended RCF Facility.

(ii) Unsecured Creditors. The Bankruptcy Code provides that either (i) each holder of an impaired unsecured claim receives or retains under the plan of reorganization, property of a value equal to the amount of its allowed claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive any property under the plan of reorganization. The Plan provides that all holders of Senior Notes Claims in Class 5, by agreement of such Holders, will receive their share of rights under the guarantees of the New Second Lien Interest Notes issued by the Guarantor Debtors, as well as equitization of part of the Senior Notes Claims pursuant to the Senior Notes Equitization. The Plan further provides that all Holders of general unsecured claims in Class 6 will be reinstated and unimpaired. Accordingly, the Plan meets the “fair and equitable” test with respect to unsecured Claims.

(iii) Equity Interests. With respect to a class of equity interests, each of the Debtors is a direct or indirect subsidiary of CGG. Accordingly, each Debtor’s equity interests are held by another Debtor and/or an affiliate of a Debtor. The Plan provides that Equity Interests will be reinstated and that the Group’s corporate ownership structure will remain unchanged. Accordingly, the Plan meets the “fair and equitable” test with respect to those Interests.

XII.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

The Plan Proponents have evaluated several alternatives to the Plan. After studying these alternatives, the Plan Proponents have concluded that the Plan is the best alternative and will maximize recoveries to parties in interest, assuming confirmation and consummation of the Plan. If the Plan is not confirmed and consummated, the alternatives to the Plan are (i) the preparation and presentation of an alternative plan of reorganization, (ii) a sale of some or all of the Debtors’ assets pursuant to section 363 of the Bankruptcy Code, or (iii) a liquidation under chapter 7 of the Bankruptcy Code.

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A.	Alternative Plan of Reorganization

If the Plan is not confirmed, the Debtors (or if the Debtors’ exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Debtors’ business or an orderly liquidation of its assets. The Plan Proponents, however, submit that the Plan, as described herein, enables their creditors to realize the most value under the circumstances.

B.	Sale Under Section 363 of the Bankruptcy Code

If the Plan is not confirmed, the Plan Proponents could seek from the Court, after notice and a hearing, authorization to sell their assets under section 363 of the Bankruptcy Code. Holders of Voting Claims in Classes 3 and 4 would be entitled to credit bid on any property to which their security interest is attached, and to offset their Claims against the purchase price of the property. Alternatively, the security interests in the Debtors’ assets held by Holders of Voting Claims in Classes 3 and 4 would attach to the proceeds of any sale of the Debtors’ assets. After these Claims are satisfied, the remaining funds could be used to pay Holders of Claims in Class 5 and Class 6. Upon analysis and consideration of this alternative, the Plan Proponents do not believe a sale of their assets under section 363 of the Bankruptcy Code would yield a higher recovery for holders of Claims than the Plan.

C.	Liquidation Under Chapter 7 or Applicable Non-Bankruptcy Law

If no plan can be confirmed, the Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution to their creditors in accordance with the priorities established by the Bankruptcy Code. The Liquidation Analysis sets forth the effect a Chapter 7 liquidation would have on the recovery of holders of allowed Claims and Interests.

As noted in the Liquidation Analysis, the Plan Proponents believe that liquidation under Chapter 7 would result in lower distributions to creditors than those provided for under the Plan. Among other things, the value that the Debtors expect to obtain from their assets in a Chapter 7 liquidation, instead of continuing as a going concern as provided in the Plan, would be materially less. A Chapter 7 liquidation would also generate more unsecured claims against the Debtors’ estates from, among other things, damages related to rejected contracts. In addition, a Chapter 7 liquidation would result in a delay from the conversion of the cases and the additional administrative expenses associated with the appointment of a trustee and the trustee’s retention of professionals, who would be required to become familiar with the many legal and factual issues in the Debtors’ Chapter 11 Cases.

XIII. MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h) or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan, the final versions of the documents contained in the Plan Supplement and the Confirmation Order shall be immediately effective and

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enforceable and deemed binding upon the Debtors, the Reorganized Debtors and any and all Holders of Claims or Interests (regardless of whether such Claims or Interests are deemed to have accepted or rejected the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases and injunctions described in the Plan, each Entity acquiring property under the Plan or the Confirmation Order and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors. All Claims and debts shall be as fixed, adjusted or compromised, as applicable, pursuant to the Plan regardless of whether any Holder of a Claim or debt has voted on the Plan.

B.	Additional Documents

On or before the Effective Date, the Debtors may File with the Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors and all Holders of Claims receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Reservation of Rights

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Court shall enter the Confirmation Order. Neither the Plan, any statement or provision contained in the Plan, nor any action taken or not taken by any Debtor with respect to the Plan, this Disclosure Statement, the Confirmation Order or the Plan Supplement waives any rights of the Debtors with respect to the Holders of Claims or Interests prior to the Effective Date.

D.	Successors and Assigns

The rights, benefits and obligations of any Entity named or referred to in the Plan or the Confirmation Order shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiary or guardian, if any, of each Entity.

E.	Term of Injunctions or Stays

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to section 105 or 362 of the Bankruptcy Code or any order of the Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

F.	Entire Agreement

Except as otherwise indicated, the Plan, the Confirmation Order, the Safeguard Plan, the Restructuring Documents, the Plan Supplement and documents related thereto supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan, the Safeguard Plan, the Restructuring Documents, the Plan Supplement and the documents related thereto.

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G.	Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at https://cases.primeclerk.com/cggsa/ or the Court’s website at http://www.nysb.uscourts.gov/.

H.	Nonseverability of Plan Provisions

If, prior to Confirmation, any term or provision of the Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Debtors, may alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such terms or provision shall then be applicable as altered or interpreted; provided, however, that any such alteration or interpretation shall be acceptable to the Debtors and the Ad Hoc Committees and the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ consent; and (3) nonseverable and mutually dependent.

I.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Plan Proponents will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Plan Proponents and each of the Lock-Up Agreement Support Parties and each of their respective Affiliates, agents, representatives, members, principals, equity holders (regardless of whether such interests are held directly or indirectly), officers, directors, partners (including both general and limited partners), managers, employees, advisors (including investment advisors) and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale and purchase of Securities offered and sold under the Plan, and, therefore, neither any of such parties or individuals nor the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale or purchase of the Securities offered and sold under the Plan.

J.	Closing of Chapter 11 Cases

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Cases, File with the Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Court to close the Chapter 11 Cases.

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XIV.	CONCLUSION AND RECOMMENDATION

The Debtors believe the Plan is in the best interests of all stakeholders and urge the Holders of Voting Classes to vote in favor thereof.

Dated: August 25, 2017	CGG HOLDING (U.S.) INC.
New York, New York	(for itself and on behalf of each of its subsidiary
debtors as Debtors and Debtors in Possession)

/s/ Chad Meintel
Chad Meintel
Head of Legal Affairs – North America
CGG Holding (U.S.) Inc.

CGG HOLDING B.V.
(for itself and on behalf of each of its subsidiary
debtors as Debtors and Debtors in Possession)

/s/ Beatrice Place-Faget
Beatrice Place-Faget
Managing Director
CGG Holding B.V.

CGG S.A.

/s/Jean-Georges MALCOR
Jean-Georges MALCOR
Chief Executive Officer
CGG S.A.

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REVISED DISCLOSURE STATEMENT

EXHIBIT A

Joint Chapter 11 Plan of Reorganization

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

)
In re:	)	Chapter 11
)
CGG HOLDING (U.S.) Inc., et al.,	)	Case No. 17-11637 (MG)
)
Debtors.[1]	)	(Jointly Administered)
)

JOINT CHAPTER 11 PLAN OF REORGANIZATION

OF CGG HOLDING (U.S.) INC. AND CERTAIN AFFILIATES

THIS IS NOT A SOLICITATION OF AN ACCEPTANCE OR REJECTION OF THIS PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DRAFT PLAN HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT.

Alan W. Kornberg

Brian S. Hermann

Lauren Shumejda

Claudia R. Tobler

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Telephone: (212) 373-3000

Facsimile: (212) 757-3990

Counsel to the Debtors and Debtors in Possession

[1]

The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number or foreign jurisdictional equivalent, where applicable, are as follows: CGG Holding (U.S.) Inc. (6762); CGG Holding B.V. (0546); CGG Marine B.V. (6386); CGG Holding I (UK) Limited (3009); CGG Holding II (UK) Limited (1926); CGG Services (U.S.) Inc. (3790); Alitheia Resources Inc. (5147); Viking Maritime Inc. (7405); CGG Land (U.S.) Inc. (2437); Sercel Inc. (6603); Sercel-GRC Corp. (1837); Sercel Canada Ltd. (0001); CGG Canada Services Ltd. (4132); and CGG Marine Resources Norge AS (4989). The location of the Debtors’ and their non-Debtor affiliates’ global corporate headquarters is Tour Maine-Montparnasse 33, Avenue du Maine, B.P. 191, 75755 Paris Cedex 15, France.

i

C.	Preexisting Obligations to the Debtors Under Executory Contracts and Unexpired Leases	48
D.	Indemnification Obligations	48
E.	Insurance Policies	48
F.	Modifications, Amendments, Supplements, Restatements or Other Agreements	49
G.	Reservation of Rights	50
H.	Nonoccurrence of Effective Date	50
I.	Contracts and Leases Entered into After the Petition Date	50

ARTICLE VI. TREATMENT OF GENERAL UNSECURED CLAIMS		50

ARTICLE VII. PROVISIONS GOVERNING DISTRIBUTIONS		51
A.	Delivery of Distributions on Account of Secured Funded Debt Claims	51
B.	Delivery of Distributions on Account of Senior Notes Claims	51
C.	Securities Registration Exemption	51
D.	Compliance with Tax Requirements/Allocations	52
E.	Applicability of Insurance Contracts	53
F.	Record Date for Distribution	53

ARTICLE VIII. RELEASE, INJUNCTION AND RELATED PROVISIONS		53
A.	Discharge of Claims and Termination of Interests	53
B.	Release of Liens	54
C.	Debtor Release	54
D.	Third Party Release	56
E.	Exculpation	56
F.	Injunction	57
G.	Waiver of Statutory Limitations on Releases	58
H.	Protection Against Discriminatory Treatment	58
I.	Setoffs	58
J.	Special Provision Governing Accrued Professional Compensation Claims and Final Fee Applications	59

ARTICLE IX. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THIS PLAN		59
A.	Conditions Precedent to Confirmation	59
B.	Conditions Precedent to the Effective Date	59
C.	Waiver of Conditions	61
D.	Substantial Consummation	61
E.	Effect of Non-Occurrence of Conditions to the Effective Date	61

ARTICLE X. MODIFICATION, REVOCATION OR WITHDRAWAL OF THIS PLAN		61
A.	Modification and Amendments	61
B.	Effect of Confirmation on Modifications	62
C.	Revocation or Withdrawal of this Plan	62

ARTICLE XI. RETENTION OF JURISDICTION		62

ARTICLE XII. MISCELLANEOUS PROVISIONS		64
A.	Immediate Binding Effect	64
B.	Additional Documents	65
C.	Reservation of Rights	65
D.	Successors and Assigns	65
E.	Service of Documents	65
F.	Term of Injunctions or Stays	67
G.	Entire Agreement	67
H.	Exhibits	67

ii

I.	Nonseverability of Plan Provisions	67
J.	Votes Solicited in Good Faith	68
K.	Closing of Chapter 11 Cases	68

iii

INTRODUCTION

CGG Holding (U.S.) Inc. and certain of its affiliates, as debtors and debtors in possession in the above-captioned cases, together with their ultimate parent, CGG, propose this joint plan of reorganization for the resolution of outstanding Claims against, and Interests in, the Debtors and, to the extent applicable, CGG. Capitalized terms used in this Plan and not otherwise defined have the meanings ascribed to such terms in Article I.A of this Plan.

This Plan implements a comprehensive reorganization of the Company in France and the United States through plans approved under the Safeguard with respect to CGG and the Chapter 11 Cases with respect to the Debtors. The Court has recognized the Safeguard as a foreign main proceeding in CGG’s Chapter 15 Case. Holders of Claims may refer to the Disclosure Statement for a description of the Company’s history, businesses, assets, results of operations, historical financial information and projections of future operations, as well as a summary and description of the Restructuring Plans and the Restructuring Proceedings. The Debtors and CGG are the proponents of this Plan within the meaning of section 1129 of the Bankruptcy Code.

ALL HOLDERS OF CLAIMS ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN.

ARTICLE I.

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME AND GOVERNING LAW

A.	Defined Terms

As used in this Plan, capitalized terms have the meanings set forth below.

1. “2020 Indenture” means the indenture, dated April 23, 2014, among CGG as issuer, the obligors party thereto as guarantors, and the 2020 Senior Notes Trustee relating to the 2020 Senior Notes, as amended from time to time.

2. “2020 Senior Notes” means the €400,000,000 (or U.S. $ 448,240,000) aggregate principal amount of 5.875% guaranteed senior notes due 2020 issued by CGG pursuant to the 2020 Indenture.

3. “2020 Senior Notes Claims” means all Claims against any Debtor arising from, based upon or relating to the 2020 Senior Notes or the 2020 Indenture, including guaranty claims and claims for accrued unpaid interest, costs, fees and indemnities.

4. “2020 Senior Notes Trustee” means the Trustee as such term is defined in the 2020 Indenture.

5. “2021 Indenture” means the indenture, dated May 31, 2011, among CGG as issuer, the obligors party thereto as guarantors, and the 2021 Senior Notes Trustee relating to the 2021 Senior Notes, as amended from time to time.

6. “2021 Senior Notes” means the $675,625,000 aggregate principal amount of 6.5% guaranteed senior notes due 2021, issued by CGG pursuant to the 2021 Indenture.

7. “2021 Senior Notes Claims” means all Claims against any Debtor arising from, based upon or relating to the 2021 Senior Notes or the 2021 Indenture, including guaranty claims and claims for accrued unpaid interest, costs, fees and indemnities.

8. “2021 Senior Notes Trustee” means the Trustee as such term is defined in the 2021 Indenture.

9. “2022 Indenture” means the indenture, dated May 1, 2014, among CGG as issuer, the obligors party thereto as guarantors, and the 2022 Senior Notes Trustee relating to the 2022 Senior Notes, as amended from time to time.

10. “2022 Senior Notes” means the $419,636,000 aggregate principal amount of 6.875% guaranteed Senior Notes due 2022, issued by CGG pursuant to the 2022 Indenture.

11. “2022 Senior Notes Claims” means all Claims against any Debtor arising from, based upon or relating to the 2022 Senior Notes or the 2022 Indenture, including guaranty claims and claims for accrued unpaid interest, costs, fees and indemnities.

12. “2022 Senior Notes Trustee” means the Trustee as such term is defined in the 2022 Indenture.

13. “Accrued Professional Compensation Claims” means Claims for all accrued, contingent or unpaid fees and expenses (including success fees) for legal, financial advisory, accounting and other services and reimbursement of expenses of the Debtors’ Professionals that are awardable and allowable under section 328, 330 or 331 of the Bankruptcy Code or otherwise Allowed before the Confirmation Date, (a) all to the extent that any such fees and expenses have not been previously paid (regardless of whether a fee application has been Filed for any such amount) and (b) after applying any retainer that has been provided to such Professional. To the extent that the Court or any higher court of competent jurisdiction denies or reduces by a Final Order any amount of a Professional’s fees or expenses, or the Professional otherwise agrees to reduce its fees and expenses, then those reduced or denied amounts shall no longer constitute Accrued Professional Compensation Claims.

14. “Ad Hoc Committees” means the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee.

15. “Ad Hoc Secured Lender Committee” means the “Ad Hoc Secured Lender Committee” as such term is defined in the Lock-Up Agreement, as may be reconstituted from time to time.

16. “Ad Hoc Senior Noteholder Committee” means the “Ad Hoc Senior Noteholder Committee” as such term is defined in the Lock-Up Agreement.

17. “Adequate Protection Obligations” has the meaning assigned to such term in the Cash Collateral Orders.

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18. “Administrative Agents” means the French RCF Administrative Agent, the US RCF Administrative Agent and the TLB Administrative Agent.

19. “Administrative Claim” means a Claim for costs and expenses of administration of the Debtors’ Estates pursuant to section 503(b), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) Allowed Accrued Professional Compensation Claims; and (c) Allowed Substantial Contribution Claims, if any.

20. “Affiliate” has the meaning set forth in section 101 of the Bankruptcy Code.

21. “Allowed” means with respect to any Claim, except as otherwise provided herein: (a) a Claim that is allowed under this Plan; (b) a Claim that is listed in the Schedules as not contingent, not unliquidated and not disputed; or (c) a Substantial Contribution Claim that is allowed by Final Court Order. “Allow” and “Allowing” have correlative meanings.

22. “Agents” means the Collateral Agents and the Administrative Agents.

23. “Avoidance Actions” means any and all actual or potential Claims and Causes of Action to avoid a transfer of property or an obligation incurred by the Debtors arising under chapter 5 of the Bankruptcy Code, including actions or remedies under sections 502, 510, 542, 543, 544, 545, 547, 548, 549, 550, 551 and 553(b) of the Bankruptcy Code or under similar or related state or federal statutes and common law, including fraudulent transfer laws.

24. “Backstop Warrants” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the warrants to be issued at no cost by CGG to members of the Ad Hoc Senior Noteholder Committee as of June 13, 2017 (or their transferees as authorized under the New Second Lien Private Placement Agreement) as partial compensation for the backstop of the New Second Lien Notes provided by such members of the Ad Hoc Senior Noteholder Committee (or their transferees as authorized under the New Second Lien Private Placement Agreement). CGG and the beneficiaries of the Backstop Warrants (as of the date which is the closest to such decision), acting unanimously, may decide to procure the delivery of the Backstop Warrants or the underlying New CGG Shares through alternative means (excluding payment in Cash of the value of the Backstop Warrants by CGG).

25. “Ballot” means the ballots accompanying the Disclosure Statement upon which certain Holders of Impaired Claims entitled to vote may, among other things, indicate their acceptance or rejection of this Plan in accordance with this Plan and the procedures governing the solicitation process, and which must be actually received by the Notice and Claims Agent on or before the Voting Deadline.

26. “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., applicable to the Chapter 11 Cases.

27. “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of the Judicial Code and the general, local and chambers rules of the Court.

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28. “Business Day” means any day other than a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

29. “Cash” means the legal tender of the United States of America or the equivalent thereof.

30. “Cash Collateral” has the meaning set forth in section 363(a) of the Bankruptcy Code.

31. “Cash Collateral Orders” means the Interim Cash Collateral Order and the Final Cash Collateral Order.

32. “Causes of Action” means any action, Claim, cause of action, controversy, demand, right, action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license and franchise of any kind or character whatsoever, whether known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, foreseen or unforeseen, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on or after the Petition Date, in contract or in tort, at law or in equity or pursuant to any other theory of law. For the avoidance of doubt, “Cause of Action” includes: (a) any right of setoff, counterclaim or recoupment and any Claim for breach of contract or for breach of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any Claim pursuant to section 362 or chapter 5 of the Bankruptcy Code (including Avoidance Actions); (d) any Claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any state or foreign law fraudulent transfer or similar Claim.

33. “CGG” means CGG S.A., a société anonyme incorporated under the laws of France whose registered office address is at Tour Maine-Montparnasse, 33 Avenue du Maine, 75015 Paris, France and with registration number 969 202 241 RCS Paris, and a debtor in the Safeguard and the Chapter 15 Case.

34. “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Court and (b) when used with reference to all of the Debtors, the procedurally consolidated and jointly administered chapter 11 cases pending for the Debtors in the Court.

35. “Chapter 15 Case” means the chapter 15 case captioned as In re CGG S.A., Ch. 15 Case No. 17-11636 (MG) (Bankr. S.D.N.Y. Jun. 14, 2017), filed by the foreign representative on behalf of CGG on June 14, 2017 in this Court for the recognition of the Safeguard as a foreign main proceeding under chapter 15 of the Bankruptcy Code.

36. “Chapter 15 Enforcement Order” means an order or orders of the Court entered in the Chapter 15 Case recognizing and enforcing the French Plan Sanction Order.

37. “Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

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38. “Class” means a category of Holders of Claims or Interests as set forth in Article III of this Plan pursuant to section 1122(a) of the Bankruptcy Code.

39. “Clearstream” means Clearstream Banking, a société anonyme.

40. “Collateral Agents” means the French RCF Collateral Agent, the US RCF Collateral Agent and the TLB Collateral Agent.

41. “Company” means, collectively, the Debtors and CGG.

42. “Confirmation” means the entry of the Confirmation Order on the docket of the Chapter 11 Cases.

43. “Confirmation Date” means the date upon which the Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.

44. “Confirmation Hearing” means the hearing held by the Court to consider Confirmation of this Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

45. “Confirmation Order” means an order of the Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code.

46. “Consummation” means the occurrence of the Effective Date.

47. “Convertible Bonds Accrued Interest Payment” means the payment in cash of the Euro equivalent of $5 million to the Convertible Bondholders under the Safeguard Plan.

48. “Convertible Bonds” means (i) the € 34,933,352 (or U.S.$ 39,146,314) aggregate principal amount of 1.25% convertible bonds (obligations à option de conversion en actions nouvelles ou existantes) due 2019, issued by CGG and (ii) the €325,165,550 (or U.S. $364,380,575) aggregate principal amount of 1.75% convertible bonds (obligations à option de conversion en actions nouvelles ou existantes) due 2020, issued by CGG.

49. “Convertible Bonds Claims” means the aggregate amount of Claims against CGG arising from the Convertible Bonds as allowed in the Safeguard Plan. Convertible Bonds Claims are not classified as (or in) a Class under this Plan, are not entitled to vote to accept or reject this Plan, and are not entitled to any distribution on account of such Claims under this Plan. Each Holder of a Convertible Bonds Claim is only entitled to receive the treatment provided for such Claim in the Safeguard Plan.

50. “Convertible Bonds Equitization” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the conversion of the Convertible Bonds Claims into New CGG Shares.

51. “Conveyance Agreements” means, to the extent the Debtors and the Committees agree to include them in the Plan Supplement, those certain Issuance and Cancellation

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Agreements, executed on or about the Effective Date, entered into by and among (i) CGG Holding (U.S.) Inc., (ii) CGG, (iii) CGG Holding B.V., (iv) CGG Marine B.V., (v) CGG Services (U.S.) Inc., (vi) CGG Land (U.S.) Inc., (vii) Viking Maritime Inc., (viii) Alitheia Resources Inc. and (ix) each of the Committees.

52. “Coordination Warrants” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the warrants to be issued at no cost by CGG pursuant to the Safeguard Plan to members of the Ad Hoc Senior Noteholder Committee as of June 13, 2017 as compensation for their global coordinator role in the context of the negotiations with respect to the restructuring.

53. “Court” means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases, and the Chapter 15 Case, and to the extent of the withdrawal of any reference under 28 U.S.C. § 157 or the General Order of the District Court pursuant to section 151 of title 28 of the United States Code, the United States District Court for the Southern District of New York.

54. “Cure Claim” means a monetary Claim based upon the Debtors’ defaults under any Executory Contract or Unexpired Lease at the time such contract or lease is assumed by the Debtors pursuant to section 365 of the Bankruptcy Code.

55. “Debtors” means, collectively: CGG Holding (U.S.) Inc.; CGG Holding B.V.; CGG Marine B.V.; CGG Holding I (UK) Limited; CGG Holding II (UK) Limited; CGG Services (U.S.) Inc.; Alitheia Resources Inc.; Viking Maritime Inc.; CGG Land (U.S.) Inc.; Sercel Inc.; Sercel-GRC Corp.; Sercel Canada Ltd.; CGG Canada Services Ltd.; and CGG Marine Resources Norge AS.

56. “Disclosure Statement” means the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) Inc. and Certain Debtor Affiliates available at [Docket No. ●], as may be further amended from time to time, including all exhibits and schedules thereto and references therein that relate to this Plan, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules and any other applicable law.

57. “Disclosure Statement Order” means an order entered by the Court, which shall be a Final Order and which shall be in form and substance reasonably satisfactory to the Plan Proponents and the Ad Hoc Committees, approving, among other things, the Disclosure Statement as containing adequate information pursuant to section 1125 of the Bankruptcy Code, authorizing solicitation of votes on this Plan and approving related solicitation materials.

58. “Distribution Record Date” means the date for determining which Holders of Claims are eligible to receive distributions under this Plan, which date shall be the Reference Date.

59. “D&O Liability Insurance Policies” means all insurance policies (including any “tail policy”) of any of the Debtors or under which any of the Debtors or their directors and officers are beneficiaries, for current or former directors’, managers’ and officers’ liability, including any master policy of CGG.

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60. “DNCA” means, collectively, funds owned, managed or advised by DNCA Finance, 19 Place Vendôme, 75001 Paris, France or DNCA Invest., 60 av. JF Kennedy, L-1855 Luxembourg, Luxembourg.

61. “DTC” means the Depository Trust Company.

62. “Effective Date” means, with respect to this Plan, the date on which all the transactions contemplated under this Plan (including the issuance of all the financial instruments described in this Plan) and the transactions contemplated under the Safeguard Plan (including the issuance of all the financial instruments described in the Safeguard Plan) will be completed, irrespective of whether the challenge periods have expired, and the conditions precedent specified in Article IX.B of this Plan have been satisfied (or waived in accordance with Article IX.C of this Plan). It is intended that the Effective Date is the same date and occurs at the same time as the Restructuring Effective Date as such term is defined in the Safeguard Plan and the Lock-Up Agreement.

63. “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

64. “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

65. “Euroclear” means Euroclear S.A./N.V., as operator of the Euroclear system.

66. “Exchange Rate” means for the purposes of this Plan, the Reuters USD/EUR exchange rate applicable at midday (Paris time) on June 14, 2017 (i.e., €1 = USD 1.1206). Solely for purposes of this Plan, any Claim against the Debtors in non-U.S. currency will be converted into U.S. dollars on the basis of the Exchange Rate.

67. “Exculpated Claim” means any Released Claim, Cause of Action or any Claim related to any act or omission derived from, based upon, related to or arising from the Debtors’ in or out-of-court prepetition restructuring efforts, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation or Filing of the Disclosure Statement, this Plan or any contract, instrument, release or other agreement or document (including, for the avoidance of doubt, providing any legal opinion requested by any Entity regarding any transaction, contract, instrument, document or other agreement contemplated by this Plan or the reliance by any Released Party on this Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with any of the foregoing, including the (a) this Plan, (b) the Disclosure Statement, (c) the Confirmation Order, (d) the New Organizational Documents of the Reorganized Debtors and CGG, (e) the Termed Out French RCF Claim Guarantees, (f) the Termed Out French RCF Claim Guarantee Documents, (g) the New First Lien Notes Indenture, (h) the New First Lien Notes Indenture Required Documents, (i) the New Second Lien Notes Indenture, (j) the New Second Lien Notes Indenture Required Documents, (k) the Warrant Terms and Conditions and the agreements governing the Warrants, (l) the New Second Lien Private Placement Agreement, (m) the New Intercreditor Agreements, (n) the Lock-Up Agreement, (o) the Term Sheet, [(p) the Conveyance Agreement] (items (d) through (p) hereof, as may be amended from time to time, the “Restructuring Documents”), (p) the Safeguard Plan, and (q) the distribution of property under this Plan, the Safeguard Plan, or any other agreement

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or ancillary document contemplated by this Plan; provided, however, that the Released Parties shall be entitled, in all respects, to reasonably rely upon the advice of counsel with respect to the foregoing; and provided, further, however, that the foregoing shall not be deemed to release, affect or limit any of the rights and obligations of the Released Parties from, or exculpate the Released Parties with respect to, any of the Released Parties’ obligations or covenants arising under the Restructuring Documents and any contracts, instruments, releases and other agreements or documents delivered in connection with or contemplated by, the foregoing.

68. “Exculpation” means the exculpation set forth in Article VIII.E of this Plan.

69. “Executory Contract” or “Unexpired Lease” means a contract or lease to which a Debtor is a party that is subject to assumption, assumption and assignment or rejection under section 365 of the Bankruptcy Code, including any modifications, amendments, addenda or supplements thereto or restatements thereof.

70. “Existing CGG Shares” means the issued and outstanding shares of CGG’s common shares.

71. “Existing Intercompany Notes” means (a) the $257,877,500 Promissory Note due 2020, resulting from an original $600,000,000 Promissory Note dated 2007 between CGG Holding (U.S.) Inc., as Borrower, and CGG, as Lender due in 2017, as partially repaid in December 2015 for $342,122,500 and as extended as of December 2016; and (b) the $175,000,000 Promissory Note due 2021, resulting from an original Promissory Note of $500,000,000 dated 2011 between CGG Holding (U.S.) Inc. (previously CGG Veritas Services Holding (U.S.) Inc.), as Borrower, and CGG, as Lender, as amended and restated in 2015 and in 2016, with a partial assignment of $135,000,000 to Veritas Geophysical III on December 17, 2015 and a partial assignment of $190,000,000 to CGG Holding III (UK) Ltd as of January 7, 2016.

72. “Existing Intercreditor Agreement” means the intercreditor agreement entered into originally on August 8, 2013, as amended, restated and/or supplemented from time to time (including on November 3, 2015 and December 22, 2015) between, amongst others, CGG, the obligors as defined therein and the Collateral Agents.

73. “Federal Judgment Rate” means the federal judgment rate in effect pursuant to 28 U.S.C. § 1961 as of the Petition Date, compounded annually.

74. “File,” “Filed,” or “Filing” means file, filed or filing in the Chapter 11 Cases with the Court.

75. “Final Cash Collateral Order” means the order entered by the Court authorizing the Debtors’ use of Cash Collateral on a final basis available at Docket No. 116.

76. “Final Order” means an order, ruling or judgment of the Court (or any other court of competent jurisdiction) entered by the Clerk of the Court on the docket in the Chapter 11 Cases (or by the clerk of such other court of competent jurisdiction on the docket of such court), which has not been reversed, stayed, modified, amended or vacated, and as to which (a) the time to appeal, petition for certiorari or move for a new trial, stay, reargument or

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rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, stay, reargument or rehearing shall be pending or (b) if an appeal, writ of certiorari, new trial, stay, reargument or rehearing thereof has been sought, such order or judgment of the Court (or other court of competent jurisdiction) shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, stay, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, stay, reargument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Bankruptcy Rules; provided, however, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.

77. “Financial Restructuring” has the meaning set forth in Article III of this Plan.

78. “French Court” means the Tribunal de Commerce de Paris (Commercial Court of Paris) in France.

79. “French Plan Sanction Order” means the order of the French Court sanctioning the Safeguard Plan pursuant to article L. 626-31 of the French Code de Commerce.

80. “French RCF Administrative Agent” means Wilmington Trust (London) Limited (as successor to Natixis) in its capacity as administrative agent under the French RCF Facility Agreement, and any successor thereto.

81. “French RCF Claims” means all Claims against any Debtor arising from, based upon, or relating to the French RCF Documents, including guaranty claims and claims for accrued unpaid interest, costs, fees and indemnities, which Claims shall not be subject to any counterclaim, defense, offset, or reduction of any kind.

82. “French RCF Collateral Agent” means Credit Suisse AG, Cayman Islands Branch in its capacity as security agent and collateral agent under the French RCF Facility Agreement, and any successor thereto.

83. “French RCF Documents” means the French RCF Facility Agreement, the other Finance Documents (as defined in the French RCF Facility Agreement), and all other agreements, documents, and instruments delivered or entered into in connection therewith.

84. “French RCF Facility Agreement” means the French law multicurrency revolving facility agreement dated July 31, 2013, made between, among others, CGG, certain of the obligors party thereto, the French RCF Collateral Agent and the French RCF Administrative Agent, as amended and restated on February 4, 2016, and as may be further amended, supplemented, or modified from time to time prior to the Effective Date.

85. “French RCF Finance Parties” means Finance Parties as such term is defined in the French RCF Facility Agreement.

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86. “French RCF Lenders” means the Lenders as such term is defined in the French RCF Facility Agreement.

87. “General Unsecured Claim” means any Claim against any Debtor that is not otherwise paid in full during the Chapter 11 Cases pursuant to an order of the Court and that is not: (a) an Administrative Claim or Statutory Fee; (b) a Priority Tax Claim; (c) an Other Priority Claim; (d) an Other Secured Claim; (e) a Secured Funded Debt Claim; (f) a Senior Notes Claim; or (g) an Intercompany Claim.

88. “Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

89. “Guarantor Debtors” means CGG Holding B.V., CGG Holding (U.S.) Inc., CGG Marine B.V., CGG Services (U.S.) Inc., Viking Maritime Inc., Alitheia Resources Inc., and CGG Land (U.S.) Inc.

90. “Holder” means any Entity holding a Claim or Interest.

91. “Impaired” means, when used in reference to a Claim or an Interest, a Claim or an Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

92. “Indentures” means the 2020 Indenture, the 2021 Indenture and the 2022 Indenture.

93. “Insurance Contract” means all insurance policies that have been issued at any time to, or to provide coverage to, any of the Debtors (including any D&O Liability Insurance Policies) and all agreements, documents or instruments relating thereto.

94. “Insurer” means any company or other entity that issued an Insurance Contract, any third party administrator, and any respective predecessors and/or affiliates thereof.

95. “Intercompany Claim” means any Claim held by (a) one Debtor against another Debtor, (b) a Non-Debtor (including CGG) against another Debtor, or (c) a Debtor against a Non-Debtor (including CGG).

96. “Intercompany Interest” means (a) an Interest in one Debtor or Non-Debtor held by another Debtor or Non-Debtor (including CGG) or (b) an Interest in a Debtor or a Non-Debtor held by an Affiliate of a Debtor or a Non-Debtor (including CGG).

97. “Intercompany Purchase” means the purchase by CGG, for an amount of Cash to be determined in accordance with the first paragraph of Article V.C.2 of this Plan, of an aggregate principal amount of New First Lien Notes no greater than the aggregate principal amount of New First Lien Notes to be issued to the Participating French RCF Lenders in accordance with the Safeguard Plan, in lieu of any Partial Intercompany Note Repayment.

98. “Intercreditor Agreements” means the Existing Intercreditor Agreement and the Supplemental Intercreditor Agreement.

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99. “Interests” means the common stock (or its equivalent), limited liability company interests and any other equity, ownership or profits interests of any Debtor and options, warrants, rights or other securities or agreements to acquire the common stock (or its equivalent), limited liability company interests or other equity, ownership or profits interests of any Debtor.

100. “Interim Cash Collateral Order” means the order entered by the Court authorizing the Debtors’ use of Cash Collateral on an interim basis available at Docket No. 21.

101. “Interim Compensation Order” means an order entered by the Court establishing procedures for the compensation of Professionals available at Docket No. 101.

102. “Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, joint venture, association, partnership or any other entity.

103. “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001.

104. “Liabilities” means any and all Claims, obligations, suits, judgments, damages, demands, debts, rights, recovery actions, Causes of Action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, arising in law, equity or otherwise, that are based in whole or in part on any act, event, injury, omission, transaction or agreement.

105. “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.

106. “Lock-up Agreement” means that certain agreement by and among CGG, the Calculation Agent (as defined therein) and the parties thereto, dated June 13, 2017, available at Docket No. 19, as amended, supplemented or modified from time to time.

107. “Lock-up Agreement Support Parties” means the “Participants” as such term is defined in the Lock-Up Agreement.

108. “New Additional Intercreditor Agreement” means, if there is a term out of any of the French RCF Claims pursuant to the Safeguard Plan, a pari passu intercreditor agreement, based on the intercreditor principles set forth in Annex 20 of the Safeguard Plan, among the Non-participating French RCF Lenders and representatives on behalf of the New First Lien Notes in form and substance reasonably acceptable to the Ad Hoc Committees.

109. “New Boards” means the initial board of directors, members or managers, as applicable, of each Reorganized Debtor, as applicable.

110. “New CGG Shares” means new common shares of CGG issued pursuant to and in accordance with the Safeguard Plan.

111. “New First Lien Notes” means the new first lien notes, in an amount of the Allowed Secured Funded Debt Claims less the (i) principal amount of Allowed Termed Out French RCF Claims and (ii) Secured Funded Debt Claims Cash Payment, issued on the Effective Date by reorganized CGG Holding (U.S.) Inc. and guaranteed by the

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Guarantor Debtors and CGG pursuant to the New First Lien Notes Indenture. The New First Lien Notes will be subject to the New Intercreditor Agreements.

112. “New First Lien Notes Indenture” means the indenture governing the New First Lien Notes, a final or substantially final form of which will be included in the Plan Supplement.

113. “New First Lien Notes Indenture Required Documents” means any and all documents evidencing a security interest, security agreements, guarantees, pledges, mortgages or extensions of mortgages, certificates, control agreements, insurance documents, opinions and other instruments, agreements, assignments and documents contemplated or required by the New First Lien Notes Indenture, including any and all such documents that serve to evidence and secure the Reorganized Debtors’ respective obligations under the New First Lien Notes and the New First Lien Notes Indenture and any liens and security interests securing such obligations.

114. “New Intercreditor Agreement” means the intercreditor agreement (as may be amended from time to time), in form and substance acceptable to the Debtors, CGG and the Ad Hoc Committees, to be entered into with respect to the New First Lien Notes, the New Second Lien Notes and the New Second Lien Interest Notes based on the intercreditor principles set forth in Appendix 4 of the Term Sheet, and in the Safeguard Plan, a form of which shall be included in the Plan Supplement.

115. “New Intercreditor Agreements” means the New Intercreditor Agreement and the New Additional Intercreditor Agreement.

116. “New Money Issuances” means (a) the Rights Issue and (b) the New Second Lien Private Placement Instruments issuance.

117. “New Organizational Documents” means the form of the certificates or articles of incorporation, bylaws or such other applicable formation documents of each of the Reorganized Debtors, which shall be in form and substance reasonably acceptable to the Debtors and the Ad Hoc Committees. The New Organizational Documents or a representative form thereof shall be included in the Plan Supplement.

118. “New Second Lien Interest Notes” means notes in an aggregate principal amount of up to $86 million issued pursuant to the New Second Lien Notes Indenture which will be issued on the Effective Date by CGG on account of the Senior Notes Accrued Interest Claims to the extent Senior Noteholders opt for such New Second Lien Interest Notes. The New Second Lien Interest Notes will be subject to the New Intercreditor Agreement.

119. “New Second Lien Notes” means the $375,000,000 in an aggregate principal amount of newly issued second-lien senior notes issued on the Effective Date by CGG pursuant to the Second Lien Private Placement Agreement and guaranteed by the Guarantor Debtors pursuant to the New Second Lien Notes Indenture. The New Second Lien Notes will be subject to the New Intercreditor Agreement.

120. “New Second Lien Notes Indenture” means the indenture governing the New Second Lien Notes and the New Second Lien Interest Notes, a final or substantially final form of which shall be in the Plan Supplement.

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121. “New Second Lien Notes Indenture Required Documents” means any and all documents evidencing a security interest, security agreements, guarantees, mortgages, pledges or extensions of mortgages, certificates, control agreements, insurance documents, opinions and other instruments, agreements, assignments and documents contemplated or required by the New Second Lien Notes Indenture, including any and all such documents that serve to evidence and secure the Reorganized Debtors’ respective obligations under the New Second Lien Notes, the New Second Lien Interest Notes and the New Second Lien Notes Indenture and any liens and security interests securing such obligations.

122. “New Second Lien Private Placement Agreement” means the agreement executed on or about June 26, 2017, governing the issuance of the New Second Lien Private Placement Instruments by CGG in the form set out in the Plan Supplement, as amended, modified or supplemented from time to time.

123. “New Second Lien Private Placement Instruments” means the New Second Lien Notes together with the Warrants 3.

124. “Non-Debtor” means any subsidiary or affiliate of a Debtor that is not a Debtor.

125. “Non-Participating French RCF Lender” has the meaning set forth in Article III.B.3.c of this Plan.

126. “Notice and Claims Agent” means Prime Clerk LLC.

127. “Ordinary Course Professionals” means the “Ordinary Course Professionals” as such term is defined in the Ordinary Course Professionals Order, and that are included in the list of Ordinary Course Professionals filed with the Court as the same may be modified or supplemented from time to time.

128. “Ordinary Course Professionals Order” means an order entered by the Court establishing the procedures for retaining the Ordinary Course Professionals available at Docket No. 112.

129. “Other Priority Claim” means any Allowed Claim against any Debtor entitled to priority in right of payment under section 507(a) of the Bankruptcy Code, other than: (a) an Administrative Claim; or (b) a Priority Tax Claim, to the extent such Claim has not already been paid during the Chapter 11 Cases.

130. “Other Secured Claim” means any Secured Claim against any Debtor that is not a Secured Funded Debt Claim or an Adequate Protection Obligation.

131. “Participating French RCF Lender” has the meaning set forth in Article III.B.3.c of this Plan.

132. “Partial Intercompany Note Repayment” has the meaning set forth in Article IV.B.2 of this Plan.

133. “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

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134. “Petition Date” means June 14, 2017, the date on which the Debtors commenced the Chapter 11 Cases.

135. “Plan” means this Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) Inc. and Certain Debtor Affiliates available at [Docket No. ●], as the same may be further amended, supplemented or modified from time to time in accordance with the terms hereof, including the Plan Supplement and all exhibits, supplements, appendices and schedules thereto.

136. “Plan Proponents” means, collectively, each of the Debtors and CGG.

137. “Plan Supplement” means the documents and forms of documents, schedules and exhibits to this Plan, to be Filed by the Debtors no later than ten (10) calendar days before the Voting Deadline, and additional documents or amendments to previously Filed documents, Filed before the Confirmation Date as amendments to the Plan Supplement, including some or all of the Restructuring Documents. Such documents shall be consistent with the terms of this Plan and the Safeguard Plan. The Debtors have the right to amend all of the documents contained in, and the exhibits to, the Plan Supplement through the Effective Date, subject to the terms of such documents and exhibits and the Ad Hoc Committees’ consent rights set forth in the Lock-Up Agreement.

138. “Priority Claims” means Priority Tax Claims and Other Priority Claims.

139. “Priority Tax Claim” means any Claim of a Governmental Unit against a Debtor of the kind specified in section 507(a)(8) of the Bankruptcy Code.

140. “Professional” means an Entity employed pursuant to a Court order in accordance with section 327 or 1103 of the Bankruptcy Code and to be compensated for services rendered before or on the Confirmation Date, pursuant to section 327, 328, 329, 330 or 331 of the Bankruptcy Code.

141. “Professional Fee Escrow” means an interest-bearing account to hold and maintain an amount of Cash equal to the Professional Fee Escrow Amount funded by the Debtors on the Confirmation Date solely for the purpose of paying all Allowed and unpaid Accrued Professional Compensation Claims of the Debtors’ Professionals.

142. “Professional Fee Escrow Amount” means the amount of Cash transferred by the Debtors to the Professional Fee Escrow to pay Accrued Professional Compensation Claims of the Debtors’ Professionals.

143. “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

144. “Reference Date” means the last day of the subscription period of the Rights Issue.

145. “Reinstated” or “Reinstatement” means, unless this Plan specifies a particular method pursuant to which a Claim or Interest shall be reinstated, with respect to Claims and Interests, the treatment provided for in section 1124 of the Bankruptcy Code.

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146. “Released Claims” has the meaning set forth in Article VIII.C of this Plan.

147. “Released Parties” means: (i) the Debtors and the Reorganized Debtors; (ii) the Debtors’ and the Reorganized Debtors’ respective boards of directors and the members thereof; (iii) CGG and its board of directors and the members thereof; (iv) each of the Lock-Up Agreement Support Parties in any and all capacities related to the Plan Proponents or the Financial Restructuring; (v) the Agents (including, for the avoidance of doubt, Credit Suisse AG, in its former capacity as U.S. RCF Administrative Agent); and (vi) each of the foregoing’s current and former Affiliates, and each such entity’s and its current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their current and former officers, managers, directors, equity holders (regardless of whether such interests are held directly or indirectly), principals, members, employees, agents, managed accounts or funds, management companies, fund advisors, investment advisors, advisory board members, financial advisors, partners (including both general and limited partners), attorneys, accountants, investment bankers, consultants, representatives and other professionals; provided, however, that any holder of a Claim that opts out of the releases contained in, or otherwise objects to such releases in, this Plan shall not be a “Released Party.”

148. “Releasing Parties” means: (a) any Released Party; (b) any Holder of a Claim who (i) voted to accept this Plan or (ii) who voted to reject this Plan but who affirmatively elected to provide releases by checking the appropriate box on the ballot form; and (c) with respect to the foregoing clauses (a) and (b), each such Entity and its current and former Affiliates, and each such Entity and its current and former Affiliates’ current and former directors, managers, officers, principals, members, employees, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, agents, advisory board members, financial advisors, partners (including both general and limited partners), attorneys, accountants, investment bankers, investment advisors, consultants, representatives and other professionals.

149. “Reorganized Debtors” means the Debtors, or any successors thereto, by merger, consolidation or otherwise, on or after the Effective Date, including any new entity formed pursuant to the Restructuring Transactions to directly or indirectly acquire the assets or equity of the Debtors.

150. “Representatives” means, with respect to any Entity, any successor, officer, director, partner (including both general and limited partners), shareholder, manager, member, management company, investment manager, affiliate, employee, agent, attorney, advisor, investment banker, financial advisor, investment advisor, accountant or other Professional of such Entity and committee of which such Entity is a member, in each case, solely in such capacity, serving on or after the Petition Date.

151. “Restructuring Documents” has the meaning set forth in Article I.A.65 of this Plan.

152. “Restructuring Plans” means this Plan and the Safeguard Plan, as each may be amended, modified and supplemented from time to time.

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153. “Restructuring Proceedings” means the Safeguard, the Chapter 11 Cases and the Chapter 15 Case.

154. “Restructuring Transactions” has the meaning set forth in Article IV.A. of this Plan.

155. “Rights Issue” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the share capital increase with preferential subscription rights of shareholders (augmentation de capital avec maintien du droit préférentiel de souscription des actionnaires) extended to existing shareholders of CGG, subject to applicable securities laws, through the issuance of New CGG Shares with Warrants 2 for a total amount of the Euro equivalent of $125 million backstopped (i) in cash by DNCA for an amount equal to the Euro equivalent of $80 million, (ii) at the election of CGG, in cash by one or more significant shareholders identified by CGG no later than 21 days prior to the date of the CGG shareholders’ general meeting called to approve resolutions allowing to implement the Safeguard Plan and, for the remainder, (iii) by the Holders of Senior Notes by way of set-off with their Senior Notes Claim.

156. “Safeguard” means the proceedings of sauvegarde under articles L.620-1 to L.626-35 of the French Code de Commerce regarding CGG in order to implement the Financial Restructuring.

157. “Safeguard Plan” means the plan prepared in the course of, and implemented as a result of, the Safeguard (including all exhibits, supplements, appendices and schedules thereto, and in particular the Term Sheet and the Lock-Up Agreement), in form and substance acceptable to the Ad Hoc Committees, and voted upon on 28 July 2017 by the members of the lenders’ committee (comité des établissements de crédit et assimilés) and the members of the bondholder general meeting (assemblée générale unique des obligataires), pursuant to articles L.626-30-2 and L.626-32 of the French Commercial Code (Code de commerce) as part of the Safeguard.

158. “Schedules” means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases and statements of financial affairs that will be Filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms, as the same may have been amended, modified or supplemented from time to time.

159. “Secured” means, when referring to a Claim, a Claim: (a) secured by a Lien on property in which the applicable Estate has an interest, which Lien is valid, perfected and enforceable pursuant to applicable law or by reason of a Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor’s interest in such Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) otherwise Allowed pursuant to this Plan as a Secured Claim.

160. “Secured Finance Parties” means the French RCF Finance Parties, the US RCF Finance Parties and the TLB Finance Parties.

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161. “Secured Funded Debt Claims” means the French RCF Claims, the US RCF Claims and the TLB Claims.

162. “Secured Funded Debt Claims Cash Payment” means a paydown of the Secured Funded Debt Claims on the Effective Date in an amount up to a maximum of $150 million using (directly or indirectly) the proceeds of the New Money Issuances in accordance with the terms of the Safeguard Plan.

163. “Secured Funded Debt Documents” means the French RCF Documents, the US RCF Credit Documents and the TLB Credit Documents.

164. “Secured Funded Debt Cash Payment Note” means the promissory note that CGG Holding (U.S.) Inc. will execute, as Borrower, with CGG, as Lender, pursuant to which CGG Holding (U.S.) Inc. will borrow an amount necessary to fund the Secured Funded Debt Claims Cash Payment.

165. “Secured Tax Claim” means any Secured Claim against any Debtor that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

166. “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a–77aa, as amended, or any similar federal, state or local law.

167. “Securities Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a–78nn, as amended.

168. “Security” has the meaning set forth in section 101(49) of the Bankruptcy Code.

169. “Senior Noteholders” means the Holders of the Senior Notes.

170. “Senior Notes” means the 2020 Senior Notes, the 2021 Senior Notes and the 2022 Senior Notes.

171. “Senior Notes Accrued Interest Claims” means Claims allowed pursuant to and in accordance with the Safeguard Plan in an amount of up to $86 million of accrued and unpaid interest in respect of the Senior Notes.

172. “Senior Notes Claims” means all Claims against any Debtor arising from, based upon or relating to the Senior Notes, including guaranty claims and claims for accrued unpaid interest, cost, fees and indemnities, other than the Senior Notes Accrued Interest Claims.

173. “Senior Notes Equitization” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the conversion of the Allowed Senior Notes Claims (less the amount used with respect to the backstop of the Rights Issue, as the case may) into New CGG Shares.

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174. “Senior Notes Indentures” means the 2020 Indenture, 2021 Indenture and the 2022 Indenture.

175. “Senior Notes Trustees” means the 2020 Senior Notes Trustee, the 2021 Senior Notes Trustee and the 2022 Senior Notes Trustee.

176. “Statutory Fees” means all fees for which the Debtors are obligated pursuant to 28 U.S.C. § 1930(a)(6), together with interest, if any, pursuant to 31 U.S.C. § 3717.

177. “Substantial Contribution Claim” means any request for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to section 503(b)(3), (4) and (5) of the Bankruptcy Code.

178. “Supplemental Intercreditor Agreement” means the English law governed supplemental intercreditor agreement entered into originally on January 10, 2016, between, amongst others, CGG, the obligors as defined therein and the French RCF Administrative Agent, as may be amended from time to time.

179. “Tax” means: (a) any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value-added, transfer, franchise, profits, license, property, environmental or other tax, assessment or charge of any kind whatsoever (together in each instance with any interest, penalty, addition to tax or additional amount) imposed by any federal, state, local or foreign taxing authority; or (b) any liability for payment of any amounts of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group or being a party to any agreement or arrangement whereby liability for payment of any such amount is determined by reference to the liability of any other Entity.

180. “Taxing Authority” means any governmental authority exercising any authority to impose, regulate, levy, assess or administer the imposition of any tax.

181. “Term Sheet” means the term sheet attached to the Lock-up Agreement establishing the principal terms of the Financial Restructuring (as may be supplemented, amended and/or restated from time to time).

182. “Termed Out French RCF Claims” means the French RCF Claims in an amount allowed under the Safeguard Plan including for, among other things, unpaid principal and interest against CGG, held by Non-Participating French RCF Lenders as such French RCF Claims are termed out pursuant to and in accordance with the Safeguard Plan.

183. “Termed Out French RCF Claim Guarantees” means the Guarantor Debtors’ guarantees of the Termed Out French RCF Claims on the Effective Date pursuant to this Plan and the Safeguard Plan.

184. “Termed Out French RCF Claim Guarantee Documents” means any and all documents evidencing a security interest, security agreements, guarantees, mortgages, pledges or extensions of mortgages, certificates, control agreements, insurance documents, opinions and other instruments, agreements, assignments and documents contemplated or required to

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effectuate the Termed Out French RCF Claim Guarantees, including any and all such documents that serve to evidence and secure the Reorganized Debtors’ respective obligations thereunder.

185. “TLB Administrative Agent” means Wilmington Trust, National Association (as successor to Jefferies Finance LLC) in its capacity as administrative agent under the TLB Credit Agreement, and any successor thereto.

186. “TLB Claims” means all Claims against any Debtor arising from, based upon, or relating to the TLB Credit Documents, including guaranty Claims and Claims for accrued unpaid interest, costs, fees and indemnities, which Claims shall not be subject to any counterclaim, defense, offset, or reduction of any kind.

187. “TLB Collateral Agent” means the Collateral Agent as such term is defined in the TLB Credit Agreement.

188. “TLB Credit Agreement” means the Term Loan Credit Agreement, dated November 19, 2015 (as may be amended, restated, supplemented or otherwise modified from time to time), among, amongst others, CGG Holding (U.S.) Inc., as borrower, CGG, as parent, the lenders party thereto, the TLB Collateral Agent, and the TLB Administrative Agent, as may be amended, supplemented, or modified from time to time prior to the Effective Date.

189. “TLB Credit Documents” means the TLB Credit Agreement, the other Finance Documents (as defined in the TLB Credit Agreement), and all other agreements, documents and instruments delivered or entered into in connection therewith.

190. “TLB Finance Parties” means Finance Parties as such term is defined in the TLB Credit Agreement.

191. “TLB Lenders” means the Lenders as such term is defined in the TLB Credit Agreement.

192. “Unexpired Lease” means a lease of nonresidential real property to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 or 1123 of the Bankruptcy Code.

193. “Unimpaired” means, with respect to a Class of Claims or Interests, a Claim or an Interest that is unimpaired within the meaning of section 1124 of the Bankruptcy Code, including through payment in full in Cash.

194. “US RCF Administrative Agent” means Wilmington Trust, National Association (as successor to Credit Suisse AG) in its capacity as administrative agent under the US RCF Credit Agreement, and any successor thereto.

195. “US RCF Collateral Agent” means the Collateral Agent as such term is defined in the US RCF Credit Agreement.

196. “US RCF Claims” means all Claims against any Debtor arising from, based upon, or relating to the US RCF Credit Documents, including guaranty Claims and Claims for accrued unpaid interest, costs, fees and indemnities, which Claims shall not be subject to any counterclaim, defense, offset, or reduction of any kind.

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197. “US RCF Credit Agreement” means the Amended and Restated Credit Agreement, dated January 10, 2016, among, amongst others, CGG Holding (U.S.) Inc., as borrower, CGG, as parent, the lenders party thereto, the US RCF Collateral Agent, and the US RCF Administrative Agent, as may be further amended, supplemented, or modified from time to time prior to the Effective Date.

198. “US RCF Credit Documents” means the US RCF Credit Agreement, the other Finance Documents (as defined in the US RCF Credit Agreement), and all other agreements, documents and instruments delivered or entered into in connection therewith.

199. “US RCF Finance Parties” means Finance Parties as such term is defined in the US RCF Credit Agreement.

200. “US RCF Lenders” means the Lenders as such term is defined in the US RCF Credit Agreement.

201. “US Secured Funded Debt Agents” means the US RCF Collateral Agent, the US RCF Administrative Agent, the TLB Collateral Agent and the TLB Administrative Agent.

202. “US Secured Funded Debt Claims” means the US RCF Claims and the TLB Claims.

203. “U.S. Trustee” means the United States Trustee for Region 2.

204. “Voting Deadline” means [●], 2017 at [5:00 p.m.], prevailing Eastern Time.

205. “Voting Record Date” means [●], 2017.

206. “Warrants” means the Warrants 1, the Warrants 2, the Warrants 3, the Coordination Warrants and the Backstop Warrants.

207. “Warrants 1” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the warrants (bons de souscription d’actions) to be issued by CGG at no cost to CGG existing shareholders on the record date of the Rights Issue.

208. “Warrants 2” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the warrants (bons de souscription d’actions) to be issued by CGG in connection with the Rights Issue.

209. “Warrants 3” means, in accordance with and subject to the terms and conditions of the Safeguard Plan, the warrants (bons de souscription d’actions) issued by CGG in connection with the New Second Lien Notes issuance.

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210. “Warrant 1 Terms and Conditions” means the terms and conditions of the Warrants 1 as more fully described in the Safeguard Plan.

211. “Warrant 2 Terms and Conditions” means the terms and conditions of the Warrants 2 as more fully described in the Safeguard Plan.

212. “Warrant 3 Terms and Conditions” means the terms and conditions of the Warrants 3 as more fully described in the Safeguard Plan.

213. “Warrant Terms and Conditions” means the Terms and Conditions of the Warrants, each of which are further described in the Safeguard Plan.

B.	Rules of Interpretation

For purposes herein: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (2) except as otherwise provided, any reference herein to a contract, lease, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) except as otherwise provided, any reference herein to an existing document or exhibit having been Filed or to be Filed shall mean that document or exhibit, as it may thereafter be amended, restated, supplemented or otherwise modified in accordance with the terms of this Plan; (4) unless otherwise specified, all references herein to “Articles” are references to Articles of this Plan or hereto; (5) unless otherwise stated, the words “herein,” “hereof,” and ‘‘hereto’’ refer to this Plan in its entirety rather than to a particular portion of this Plan; (6) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation hereof; (7) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation”; (8) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (9) any term used in capitalized form herein that is not otherwise defined, but that is used in the Bankruptcy Code or the Bankruptcy Rules, has the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (10) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; (11) any reference to an Entity as a Holder of a Claim or Interest includes that Entity’s successors and assigns; (12) any effectuating provisions may be interpreted by the Reorganized Debtors in a manner consistent with the overall purpose and intent of this Plan, all without further notice to or action, order or approval of the Court or any other entity, and such interpretation shall control in all respects; (13) except as otherwise provided, any references to the Effective Date shall mean the Effective Date or as soon as reasonably practicable thereafter; and (14) any docket number references in this Plan shall refer to the docket number of any document Filed with the Court in the Chapter 11 Cases.

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C.	Computation of Time

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to this Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

D.	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated herein, the laws of the State of New York (except for section 5-1401 and 5-1402 of the General Obligations Law of the State of New York), without giving effect to the principles of conflicts of law, shall govern the rights, obligations, construction and implementation of this Plan, any agreements, documents, instruments or contracts executed or entered into in connection with this Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate or limited liability company governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated or formed (as applicable) in New York shall be governed by the laws of the state of incorporation or formation (as applicable) of the applicable Debtor or Reorganized Debtor.

E.	Reference to Monetary Figures

All references in this Plan to monetary figures shall refer to currency of the United States. Solely for purposes of this Plan, Claims denominated in currencies other than that of the United States are converted into U.S. dollars based on the Exchange Rate.

F.	Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in this Plan to the contrary, references in this Plan to the Debtors or the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

G.	Controlling Document

In the event of an inconsistency between this Plan and the Disclosure Statement, the terms of this Plan shall control in all respects. In the event of an inconsistency between this Plan and the Plan Supplement, the terms of the relevant document in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document or in the Confirmation Order). In the event of an inconsistency between the Confirmation Order and this Plan, the Confirmation Order shall control.

ARTICLE II.

ADMINISTRATIVE CLAIMS, PRIORITY CLAIMS, STATUTORY FEES

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III of this Plan.

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A.	Administrative Claims

Except with respect to Administrative Claims that are Accrued Professional Compensation Claims, Adequate Protection Obligations or Substantial Contribution Claims, Administrative Claims will be paid in full in Cash in the ordinary course of the Debtors’ business, in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions. Accordingly, no request for payment of such Claim need be Filed in these Chapter 11 Cases, and no bar date for such Claims will be set.

The Secured Finance Parties shall be entitled to retain all payments made by the Debtors during the Chapter 11 Cases pursuant to the Cash Collateral Orders in respect of each of the Adequate Protection Obligations arising under the Cash Collateral Orders, including any portion of the Adequate Protection Obligations that constitute an Administrative Claim under section 507(b) of the Bankruptcy Code. In addition, on the Effective Date, the Secured Finance Parties shall be entitled to payment in Cash of post-petition interest accrued but unpaid as of the Effective Date at the rate specified in the Final Cash Collateral Orders. Each of the payments to the Secured Finance Parties are payable without the need to file a proof of such Claim and without further order of the Court.

Any Claim related to advisor fees and expenses, contribution or indemnification obligations (including, for the avoidance of doubt, those that may accrue on or after the Effective Date (including in any appellate proceedings related to these Chapter 11 Cases)), payable or owing by the Debtors to the Ad Hoc Senior Noteholder Committee pursuant to the New Second Lien Private Placement Agreement shall constitute an Allowed Administrative Claim and shall be paid on a current basis in full in Cash pursuant to (and subject to) (i) the New Second Lien Private Placement Agreement, (ii) the Lock-Up Agreement and (iii) the Court’s Order Approving the Payment of Certain Expenses and Indemnities Arising Under the Private Placement Agreement as Administrative Expenses [Docket No. 106], without the need to file a proof of such Claim and without further order of the Court.

Any Claim related to advisors’ fees and expenses of the Senior Notes Trustees under the terms of the Senior Notes Indentures (including, but not limited to, the reasonable and documented fees, costs and expenses incurred by the Senior Notes Trustees’ professionals) shall be paid in the ordinary course of business (subject to the Debtors’ prior receipt of invoices and reasonable documentation in connection therewith and without the requirement to file a fee application with the Court) but no later than the Effective Date; provided, however, that such fees, costs and expenses must be payable under the terms of the applicable indenture.

B.	Adequate Protection Obligations

On the Effective Date, the Adequate Protection Obligations shall be Allowed and shall not be subject to any avoidance, reduction, setoff, offset, recoupment, recharacterization, subordination (whether equitable, contractual or otherwise), counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under any applicable law or regulation by any Person. In full satisfaction, settlement, release and discharge of the Allowed Adequate Protection Obligations, the Secured Finance Parties shall be entitled to retain all

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payments made by the Debtors during the Chapter 11 Cases pursuant to the Cash Collateral Orders in respect of each of the Secured Finance Parties’ respective Adequate Protection Obligations arising under the Cash Collateral Orders. On the Effective Date, all Liens and security interests granted to secure such obligations, whether in the Chapter 11 Cases or otherwise, shall be terminated and of no further force or effect, with no need of further Court approval, action or order.

Any Claim related to fees and expenses, contribution or indemnification obligations (including, for the avoidance of doubt, those that may accrue on or after the Effective Date (including in any appellate proceedings related to these Chapter 11 Cases)), or any Claim payable or owing by the Debtors to the Agents, the Ad Hoc Secured Lender Committee, and their respective professionals pursuant to the Cash Collateral Orders and to the extent not provided for under the Cash Collateral Orders, all other unpaid fees and expenses of the Agents and their respective professionals that are payable under the applicable Secured Funded Debt Documents shall constitute Allowed Administrative Claims and shall be paid on a current basis in full in Cash on the Effective Date, or to the extent accrued after the Effective Date, on a current basis in full in cash as invoiced. Nothing herein shall require the Agents, the Ad Hoc Secured Lender Committee, or their respective professionals, to file applications or a Proof of Claim with, or otherwise seek approval of, the Court as a condition to the payment of such Allowed Administrative Claims.

C.	Accrued Professional Compensation Claims; Substantial Contribution Claims

1.	Professional Fee Escrow

On the Effective Date, the Debtors shall establish the Professional Fee Escrow and fund the Professional Fee Escrow with Cash equal to the Professional Fee Escrow Amount. The Professional Fee Escrow shall be maintained in trust for the Debtors’ Professionals and shall not be considered property of the Debtors’ Estates; provided, however, that the Reorganized Debtors shall have a reversionary interest in the excess, if any, of the amount of the Professional Fee Escrow over the aggregate Allowed Accrued Professional Compensation Claims of the Debtors’ Professionals to be paid from the Professional Fee Escrow.

2.	Final Fee Applications and Payment of Accrued Professional Compensation Claims

All final requests for payment of Accrued Professional Compensation Claims incurred during the period from the Petition Date through the Effective Date shall be Filed no later than thirty (30) calendar days after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code, Bankruptcy Rules and prior Court orders, the Allowed amounts of such Accrued Professional Compensation Claims shall be determined by the Court. The amount of Accrued Professional Compensation Claims owing to the Professionals shall be paid in Cash to such Professionals when such Claims are Allowed by a Final Order from the Professional Fee Escrow in the case of the Debtors’ Professionals and by the Reorganized Debtors in the case of all other Professionals.

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To the extent that funds held in the Professional Fee Escrow are unable to satisfy the amount of Accrued Professional Compensation Claims owing to the Debtors’ Professionals, such Professionals shall have an Allowed Administrative Claim for any such deficiency, which shall be satisfied by the Reorganized Debtors in accordance with Article II.A of this Plan. After all Accrued Professional Compensation Claims of the Debtors have been paid in full, the Final Order allowing such Accrued Professional Compensation Claims shall direct the escrow agent of the Professional Fee Escrow to return any excess amounts to the Reorganized Debtors.

3.	Estimation of Fees and Expenses

To receive payment for unbilled fees and expenses incurred through the Effective Date, the Debtors’ Professionals shall estimate their Accrued Professional Compensation Claims before and as of the Effective Date, and shall deliver such estimate to the Debtors no later than ten (10) calendar days prior to the Confirmation Date (it being understood that it shall not be a condition precedent to the occurrence of the Confirmation Date that such estimates have been provided); provided, however, that such estimate shall not be considered a representation with respect to the fees and expenses of such Professional, and such Professionals are not bound to any extent by the estimates. If any of the Debtors’ Professionals fails to provide an estimate or does not provide a timely estimate, the Debtors may estimate the unbilled fees and expenses of such Professional. The total amount so estimated shall be utilized by the Debtors to determine the Professional Fee Escrow Amount.

4.	Substantial Contribution Claims

Allowed Substantial Contribution Claims, if any, shall be paid in accordance with and pursuant to any Final Order Allowing such Claims. Any application or motion for a Substantial Contribution Claim must be filed no later than fourteen (14) calendar days after the Confirmation Date. Any Claim for Substantial Contribution Claim that is not submitted by such date shall be disallowed and forever barred, estopped and enjoined from assertion, and shall not be enforceable against any Debtor, without the need for any objection by the Debtors or any further notice to or action, order or approval of the Court.

5.	Post-Effective Date Fees and Expenses

Except as otherwise specifically provided in this Plan, from and after the Effective Date, the Debtors or the Reorganized Debtors, as the case may be, shall, in the ordinary course of business and without any further notice to or action, order or approval of the Court, pay in Cash the reasonable and documented legal, professional or other fees and expenses incurred by the Debtors. Upon the Effective Date, any requirement that Professionals comply with section 327 through 331 and 1103 of the Bankruptcy Code or the Interim Compensation Order in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional or Ordinary Course Professional in the ordinary course of business without any further notice to or action, order or approval of the Court.

6.	Cross-Border Professional Fees

For the avoidance of doubt, pursuant to the provisions set forth above and orders of the Court, the Debtors will only pay the fees and expenses of Professionals related to the Chapter 11 Cases (further defined in the Lock-Up Agreement as the “Chapter 11 Legal Work” and “Chapter 11 Financial Work”) under this Plan.

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D.	Priority Tax Claims

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code. In the event an Allowed Priority Tax Claim is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.

E.	Statutory Fees

All Statutory Fees due and payable prior to the Effective Date shall be paid by the Debtors. On and after the Effective Date, the Reorganized Debtors shall pay all Statutory Fees when due and payable, and shall file with the Court quarterly reports in a form reasonably acceptable to the U.S. Trustee. Each Debtor shall remain obligated to pay quarterly fees to the U.S. Trustee and file quarterly reports until the earliest of that particular Debtor’s case being closed, dismissed or converted to a case under chapter 7 of the Bankruptcy Code.

ARTICLE III.

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

This Plan implements a comprehensive reorganization of the Company in France and the United States through the Safeguard Plan and this Plan (the “Financial Restructuring”). In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Statutory Fees, Accrued Professional Compensation Claims, Adequate Protection Obligations and Priority Tax Claims have not been classified and thus are excluded from the Classes of Claims and Interests set forth in this Article III.

A.	Summary of Classification

All Claims and Interests, other than Administrative Claims (including Accrued Professional Compensation Claims, Statutory Fees and Adequate Protection Obligations) and Priority Tax Claims are classified in the Classes set forth in this Article III for all purposes, including voting, Confirmation and distributions pursuant hereto and pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to this Plan, only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released or otherwise satisfied prior to the Effective Date.

Except as provided below, this Plan constitutes a separate chapter 11 plan of reorganization for each Debtor, and the classifications set forth in Classes 1 through 8 shall be

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deemed to apply to each Debtor. Each Class of Claims against or Interests in the Debtors shall be deemed to constitute separate sub-Classes of Claims against and Interests in each of the Debtors, as applicable, and each such sub-Class shall vote as a single separate Class for each of the Debtors, as applicable, and the confirmation requirements of section 1129 of the Bankruptcy Code must be satisfied separately with respect to each of the Debtors.

1.	Class Identification

The classification of Claims and Interests against each Debtor (as applicable) pursuant to this Plan is as set forth below. All of the potential Classes for the Debtors are set forth herein. Certain of the Debtors may not have Holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Article III.G of this Plan.

Class	Claims and Interests	Status	Voting Rights	Distributions
1	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Payment in Full.
2	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Reinstatement or Payment in Full.

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Class	Claims and Interests	Status	Voting Rights	Distributions
3	French RCF Claims	Impaired	Entitled to Vote	In each case as more fully described in the Safeguard Plan, each Holder of an Allowed French RCF Claim will receive the following treatment:

Under the Safeguard Plan, each Holder of an Allowed French RCF Claim had the option to elect (i) its pro rata share (based on the aggregate principal amount of the Secured Funded Debt Claims less the Termed Out French RCF Claims) of (x) New First Lien Notes and (y) the Secured Funded Debt Claims Cash Payment or (ii) to have its principal and interest Claims that arose out of the French RCF Facility Agreement termed out over ten years from the date of entry of the French Plan Sanction Order (provided, however, that no default interest will accrue on the amounts which would be due during the enforcement of the Safeguard Plan) as follows: (i) maturity extended by 10 years and (ii) rescheduling of principal and interest payments to (x) 1% per year in each of years 1 and 2; (y) 5% per year in each of years 3 to 9; and (z) 63% in year 10.

Under this Plan, (a) to the extent Holders elect to receive New First Lien Notes, the New First Lien Notes and related guarantee and security packages; and (b) to the extent Holders are termed out under the Safeguard Plan, rights under the Termed Out French RCF Claim Guarantees and Termed Out French RCF Claim Guarantee Documents, but only if they enter into the New Additional Intercreditor Agreement and any other relevant document.

On the Effective Date, the French RCF Facility Documents will be released and cancelled and all Claims arising thereunder released and discharged under this Plan and the Safeguard Plan (except for the Termed Out French RCF Claims which shall only be governed by the Safeguard Plan, the New Additional Intercreditor Agreement and the Termed Out French RCF Claim Guarantee Documents).

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Class	Claims and Interests	Status	Voting Rights	Distributions
4	US Secured Funded Debt Claims	Impaired	Entitled to Vote	Each Holder of an Allowed US Secured Funded Debt Claim will receive the following treatment:

Under this Plan, a pro rata share (based on the aggregate principal amount of the Secured Funded Debt Claims less the Termed Out French RCF Claims) of (i) New First Lien Notes and (ii) the Secured Funded Debt Claims Cash Payment; and

Under the Safeguard Plan, a guarantee and security package from CGG guaranteeing the New First Lien Notes.

5	Senior Notes Claims and Senior Notes Accrued Interest Claims	Impaired	Entitled to Vote	In each case as more fully described in the Safeguard Plan, each Holder of an Allowed Senior Notes and Senior Notes Accrued Interest Claim will receive the following treatment:

Under the Safeguard Plan, (i) conversion into New CGG Shares in the context of the Rights Issue, at a price equal to the euro equivalent of $1.75 per New CGG Share with Warrant 2, by way of set-off against the Allowed Senior Notes Claims if, and to the extent that, the backstop of the Holders of Senior Notes is called and (ii) conversion into New CGG Shares in the context of the Senior Notes Equitization at a price equal to the Euro equivalent of $3.50 per New CGG Share, in each case in accordance with and subject to the Safeguard Plan.

Each Holder of an Allowed Senior Notes Accrued Interest Claim has the option to, in each case in accordance with and subject to the Safeguard Plan, (i) elect conversion of such Allowed Senior Notes Accrued Interest Claim into the New Second Lien Interest Notes in a principal amount of such Holder’s pro rata share of $86 million or (ii) to retain their Claims, which will be repaid over 10 years from the date of the French Plan Sanction Order in accordance with the payment schedule provided for in the Safeguard Plan.

Holders of an Allowed Senior Notes Claim will receive under this Plan rights under the guarantees of the New Second Lien Notes (if they are entitled to such New Second Lien Notes under the New Second Lien Notes Private Placement Agreement) and the New Second Lien Interest Notes granted by the Guarantor Debtors (if they have opted to receive such New Second Lien Interest Notes) in each case in accordance with and subject to the Safeguard Plan.

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Class	Claims and Interests	Status	Voting Rights	Distributions
6	General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Paid in Full in the ordinary course of business or Reinstatement.

7	Intercompany Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Reinstatement, to the extent not otherwise satisfied under the Plan or paid in the ordinary course of business.

8	Intercompany Interests	Unimpaired	Not Entitled to Vote (Presumed to Accept)	Reinstatement.

B.	Treatment of Claims and Interests

The treatment and voting rights provided under this Plan to each Class for distribution purposes is specified below:

1.	Class 1 – Other Priority Claims

a.	Classification: Class 1 consists of all Allowed Other Priority Claims.

b.

Treatment: Except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release and discharge of and in exchange for each Allowed Other Priority Claim, each such Holder shall receive payment in full, in Cash, of the unpaid portion of its Allowed Other Priority Claim on the Effective Date or as soon thereafter as reasonably practicable (or, if payment is not then due, shall be paid in accordance with its terms) or pursuant to such other terms as may be agreed to by the Holder of an Allowed Other Priority Claim and the Debtors.

c.

Voting: Class 1 is Unimpaired under this Plan. Each Holder of an Allowed Other Priority Claim will be conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, each Holder of an Allowed Other Priority Claim is not entitled to vote to accept or reject this Plan.

2.	Class 2 – Other Secured Claims

a.	Classification: Class 2 consists of all Allowed Other Secured Claims.

b.

Treatment: On the Effective Date, except to the extent that a Holder of an Allowed Other Secured Claim agrees to a less favorable treatment, in full and final satisfaction, compromise, settlement, release and discharge of and in exchange for each Allowed Other Secured Claim, each such Holder shall receive (i) payment in full in Cash of the unpaid portion of its Allowed Other Secured Claim on the Effective Date or as soon thereafter

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as reasonably practicable (or if payment is not then due, shall be paid in accordance with its terms), (ii) Reinstatement of its Claims or (iii) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

c.

Voting: Class 2 is Unimpaired under this Plan. Each Holder of an Allowed Other Secured Claim will be conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, each Holder of an Allowed Other Secured Claim is not entitled to vote to accept or reject this Plan.

3.	Class 3 – French RCF Claims

a.	Classification: Class 3 consists of all Allowed French RCF Claims.

b.

Allowance: The French RCF Claims shall be Allowed in accordance with and pursuant to the Safeguard Plan in the aggregate principal amount of not less than $160,000,000 plus €124,600,000 (or U.S. $139,626,760) plus any accrued and unpaid interest under the French RCF Facility Agreement as of the Effective Date.

c.	Treatment: Holders of Allowed French RCF Claims have two treatment options.

Option 1. Under the Safeguard Plan, each Holder of an Allowed French RCF Claim that elects such treatment (a “Participating French RCF Lender”) shall receive from CGG on account of its Allowed French RCF Claim in full and final satisfaction, compromise, settlement, release and discharge of the principal amount of such Allowed French RCF Claim, its pro rata share (based on the aggregate principal amount of the Allowed Secured Funded Debt Claims less the amount of the Termed Out French RCF Claims) of (x) the Secured Funded Debt Claims Cash Payment and (y) New First Lien Notes less the Secured Funded Debt Claims Cash Payment.

CGG Holding (U.S.) Inc. will issue the New First Lien Notes necessary to satisfy the Allowed French RCF Claims of Participating French RCF Lenders to CGG in partial payment of the Existing Intercompany Notes or to effect the Intercompany Purchase and CGG will direct CGG Holdings (U.S.) Inc. to directly distribute such New First Lien Notes to the Participating French RCF Lenders entitled thereto.

To the extent Holders of Allowed French RCF Claims elect to receive New First Lien Notes, such Holders will receive the New First Lien Notes and related guarantee and security packages under this Plan.

Option 2. Alternatively, each Holder of an Allowed French RCF Claim that elects such treatment, makes no election at all under the Safeguard Plan or fails to make the necessary arrangements to become a Participating

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French RCF Lender (a “Non-Participating French RCF Lender”) shall, under the Safeguard Plan, have its unpaid principal and interest Claims under the French RCF Facility Agreement termed out over ten (10) years as from the date of entry of the French Plan Sanction Order (provided, however, that no default interest will accrue on the amounts which would be due during the enforcement of the Safeguard Plan) as follows: (i) maturity extended by ten (10) years and (ii) rescheduling of principal and interest payments to (x) 1% per year in each of years 1 and 2; (y) 5% per year in each of years 3 to 9; and (z) 63% in year 10.

Under this Plan, Non-Participating French RCF Lenders receive rights under the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents; provided, however, that such lenders must execute the New Additional Intercreditor Agreement and any other relevant document to receive such rights.

Treatment Applicable Under Both Options. On the Effective Date, the French RCF Facility Documents will be released and cancelled and all Claims arising thereunder released and discharged under this Plan and the Safeguard Plan (except for the Termed Out French RCF Claims which shall only be governed by the Safeguard Plan, the New Additional Intercreditor Agreement and the Termed Out French RCF Claim Guarantee Documents).

All Allowed French RCF Claims, may, however, at the election of CGG, be repaid in full in Cash (and concurrently with the payment in full in Cash of Allowed US Secured Funded Debt Claims) pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order).

The Allowed French RCF Claims of any Debtor to which such Debtor is subrogated as a result of payments made by the Debtor on behalf of CGG during the Chapter 11 Cases shall be deemed to have elected Option 2 and shall receive the treatment accorded to Non-Participating French RCF Lenders; provided, however, that any such Claims are subject to CGG’s setoff rights, if any; and such Claims shall not benefit from any security or guarantee.

For the avoidance of doubt, on the Effective Date, the Debtors shall pay (i) all post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date and (ii) all other Adequate Protection Obligations and all other Fees and expenses owed to the Secured Finance Parties under Article II.B of this Plan.

d.	Voting: Class 3 is Impaired under this Plan. Each Holder of an Allowed French RCF Claim is entitled to vote to accept or reject this Plan.

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4.	Class 4 – US Secured Funded Debt Claims

a.	Classification: Class 4 consists of all Allowed US Secured Funded Debt Claims.

b.

Allowance: The US Secured Funded Debt Claims shall be Allowed in the aggregate principal amount of $499,779,680, comprising $161,933,711 in principal amount and $337,845,969 in principal amount of the US RCF Claim and the TLB Claim, respectively, plus any accrued and unpaid interest under the US RCF Credit Agreement and the TLB Credit Agreement as of the Effective Date.

c.

Treatment: On the Effective Date, in full and final satisfaction, compromise, settlement, release and discharge of the principal amount, each Allowed US Secured Funded Debt Claim, each Holder of an Allowed US Secured Funded Debt Claim shall receive under the Restructuring Plans its pro rata share (based on the aggregate principal amount of the Allowed Secured Funded Debt Claims less the amount of the Termed Out French RCF Claims) of:

i. New First Lien Notes; and

ii. Secured Funded Debt Claims Cash Payment.

The New First Lien Notes will be fully redeemable at par on or after the Effective Date, on the terms and conditions set forth in, and subject to, the New First Lien Notes Documents, including, without limitation, any fees, make-whole payments, or premiums set forth therein.

Notwithstanding the foregoing, all Allowed US Secured Funded Debt Claims may, at the election of CGG, be repaid in full in cash (and concurrently with the payment in full in Cash of all Allowed French RCF Claims) pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order.)

For the avoidance of doubt, on the Effective Date, the Debtors shall pay (i) all post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date and (ii) all other Adequate Protection Obligations and all other Fees and expenses owed to the Secured Finance Parties under Article II.B of this Plan. Holders of Allowed US Secured Funded Debt Claims are entitled to payment in Cash of any accrued and unpaid interest and fees due, if any, on the Effective Date.

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d.	Voting: Class 4 is Impaired under this Plan. Each Holder of an Allowed US Secured Funded Debt Claim is entitled to vote to accept or reject this Plan.

5.	Class 5 – Senior Notes Claims and Senior Notes Accrued Interest Claims

a.	Classification: Class 5 consists of all Allowed Senior Notes Claims and Allowed Senior Notes Accrued Interest Claims.

b.

Allowance: The Senior Notes Claims shall be Allowed in accordance with and pursuant to the Safeguard Plan in the aggregate principal amount of $1,543,501,000, plus any accrued and unpaid interest under the Senior Notes as of the Reference Date; provided, however, that under the Safeguard Plan the Senior Notes will cease to accrue interest after the Reference Date, and no interest (including default interest, premium or other expenses or costs) shall accrue on the amounts between such date and the Effective Date; and provided further that under the Safeguard Plan, no default interest, premium or other expenses or costs shall accrue or be payable after the Petition Date.

c.

Treatment for Holders of Senior Notes Claims: In full and final satisfaction, compromise, settlement, release and discharge of each Allowed Senior Notes Claim, each Holder of an Allowed Senior Notes Claim shall receive pursuant to and subject to the Safeguard Plan:

(i)

New CGG Shares and Warrant 2 in connection with the Rights Issue, at a price equal to the Euro equivalent of $1.75 per share of New CGG Shares with Warrant 2, by way of set-off against the Allowed Senior Notes Claims if, and to the extent that, the backstop of the Holders of Senior Notes is called; and

(ii)	New CGG Shares in the context of the Senior Notes Equitization, at a price per New CGG Shares equal to the Euro equivalent of $3.50.

Holders of Allowed Senior Notes Claims who receive New Second Lien Notes under the Safeguard Plan will receive rights under the Guarantor Debtors’ secured guarantees of the New Second Lien Notes under this Plan (if they are entitled to such New Second Lien Notes under the New Second Lien Notes Private Placement Agreement). The New Second Lien Notes will be issued under the New Second Lien Indenture and are intended to be fungible with the New Second Lien Interest Notes.

Treatment for Holders of Senior Notes Accrued Interest Claims. Pursuant to and in accordance with the Safeguard Plan, under the Safeguard Plan, each Holder of an Allowed Senior Notes Accrued Interest Claim has the option to (i) elect conversion of such Allowed Senior Notes Accrued Interest Claim into the New Second Lien Interest Notes in a principal

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amount of such holder’s pro rata share of $86 million or (ii) to retain such Claim against CGG, which claim will be guaranteed by the Guarantor Debtors under this Plan and which Claim will be repaid by CGG under the Safeguard Plan over ten (10) years from the date of the French Plan Sanction Order pursuant to the following payment schedule: (a) 1% per year in each of years 1 and 2; (b) 5% per year in each of years 3 to 9; and (c) 63% in year 10 (and as further provided for in the Safeguard Plan).

Holders of Allowed Senior Notes Accrued Interest Claims who receive New Second Lien Interest Notes under the Safeguard Plan will receive rights under the Guarantor Debtors’ secured guarantees of the New Second Lien Interest Notes under this Plan (if they have opted to receive such New Second Lien Interest Notes) in each case in accordance with and subject to the Safeguard Plan. The New Second Lien Interest Notes will be issued under the New Second Lien Indenture and are intended to be fungible with the New Second Lien Notes.

d.	Voting: Class 5 is Impaired under this Plan. Each Holder of an Allowed Senior Notes Claim is entitled to vote to accept or reject this Plan.

6.	Class 6 – General Unsecured Claims

a.	Classification: Class 6 consists of all General Unsecured Claims.

b.

Treatment: Each Holder of a General Unsecured Claim will be paid in full in Cash (together with interest if provided for under the governing agreement) in the ordinary course of the Debtors’ business, in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions, or Reinstated.

c.

Voting: Class 6 is Unimpaired under this Plan. Each Holder of an Allowed General Unsecured Claim is conclusively deemed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, each Holder of a General Unsecured Claim is not entitled to vote to accept or reject this Plan.

7.	Class 7 – Intercompany Claims

a.	Classification: Class 7 consists of all Intercompany Claims.

b.

Treatment: On the Effective Date, all Intercompany Claims shall be Reinstated; provided, however, that the Existing Intercompany Notes shall only be Reinstated to the extent not satisfied and discharged by the Partial Intercompany Note Repayment.

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c.

Voting: Class 7 is Unimpaired. Each Holder of an Intercompany Claim is therefore conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, each Holder of an Intercompany Claim is not entitled to vote to accept or reject this Plan.

8.	Class 8 – Intercompany Interests

a.	Classification: Class 8 consists of all Intercompany Interests.

b.	Treatment: On the Effective Date, each Intercompany Interest shall be Reinstated.

c.

Voting: Class 8 is Unimpaired under this Plan. Each Holder of an Intercompany Interest is conclusively presumed to have accepted this Plan pursuant to section 1126 of the Bankruptcy Code. Therefore, each Holder of an Intercompany Interest is not entitled to vote to accept or reject this Plan.

C.	No Substantive Consolidation

Although this Plan is presented as a joint plan of reorganization, this Plan does not provide for the substantive consolidation of the Debtors’ Estates, and on the Effective Date, the Debtors’ Estates shall not be deemed to be substantively consolidated for any reason. Nothing in this Plan or the Disclosure Statement shall constitute or be deemed to constitute a representation that any one or all of the Debtors is subject to or liable for any Claims against any other Debtor. A Claim against multiple Debtors will be treated as a separate Claim against each applicable Debtor’s Estate for all purposes, including voting and distribution; provided, however, that no Claim will receive value in excess of one hundred percent (100%) of the Allowed amount of such Claim under the Restructuring Plans.

D.	Confirmation of Certain, but Not All Cases

If this Plan is not confirmed as to one or more of the Debtors, but the other Debtors determine to proceed with this Plan, then the Debtor(s), as to which this Plan may not be confirmed, shall be severed from, and this Plan shall not apply to, such Debtor(s).

E.	Special Provision Governing Unimpaired Claims

Nothing under this Plan shall affect the Debtors’ or the Reorganized Debtors’ rights in respect of any Unimpaired Claims, including all rights in respect of legal and equitable defenses to or setoffs or recoupment against any such Unimpaired Claims.

F.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code

The Debtors shall seek Confirmation of this Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims. The Debtors reserve the right to modify this Plan in accordance with Article X.A of this Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

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G.	Elimination of Vacant Classes

Any Class of Claims that does not have a Holder of an Allowed Claim as of the date of the Confirmation Hearing shall be deemed eliminated from this Plan for purposes of voting to accept or reject this Plan and for purposes of determining acceptance or rejection of this Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

H.	Voting Classes; Presumed Acceptance by Non-Voting Classes

If a Class contains Claims eligible to vote and no Holders of Claims eligible to vote in such Class vote to accept or reject this Plan, this Plan shall be deemed accepted by the Holders of such Claims in such Class.

I.	Presumed Acceptance of the Plan

To the extent that Claims of any Class are Reinstated, each Holder of a Claim in such Class is presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code and is not entitled to vote to accept or reject this Plan.

J.	Intercompany Interests

Intercompany Interests are being Reinstated to maintain the existing corporate structure of the Debtors. For the avoidance of doubt, any Interest in Non-Debtor Subsidiaries or Joint Ventures owned by a Debtor shall continue to be owned by the applicable Reorganized Debtor. Notwithstanding any term of the Secured Funded Debt Documents, and conditioned upon the fulfilment of the other conditions precedent hereto, this Plan effects and authorizes the Partial Intercompany Note Repayment and the Intercompany Purchase.

K.	Subordinated Claims

The allowance, classification and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under this Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise, including the Intercreditor Agreements, the US RCF Credit Documents, the French RCF Documents and the TLB Credit Documents. To the extent necessary, this Plan amends and modifies the Secured Funded Debt Documents to effect and authorize the Partial Intercompany Note Repayment.

ARTICLE IV.

MEANS FOR IMPLEMENTATION OF THIS PLAN

A.	General Settlement of Claims and Interests

Pursuant to sections 363 and 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under this Plan, upon the Effective Date, the provisions of this Plan shall constitute a good faith

37

compromise and settlement of all Claims and Interests and controversies resolved pursuant to this Plan. The entry of the Confirmation Order shall constitute the Court’s approval of the compromise and settlement of all such Claims, Interests, and controversies, as well as a finding by the Court that such compromise and settlement is in the best interests of the Debtors, their Estates, and holders of Claims and Interests and is fair, equitable, and is within the range of reasonableness. All distributions made to holders of Allowed Claims and Allowed Interests in any Class are intended to be and shall be final.

B.	Restructuring Transactions

On the Effective Date, the Debtors or the Reorganized Debtors, in each case subject to the consent of the Ad Hoc Committees, may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate this Plan (the “Restructuring Transactions”), including:

1.

the execution and delivery of any appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of this Plan, and that satisfy the requirements of applicable law and any other terms to which the applicable Entities may agree;

2.

the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of this Plan and having other terms for which the applicable parties agree;

3.	the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable law;

4.

the execution and delivery of the applicable documents included in the Plan Supplement, to the extent required by the Debtors, including, but not limited to, the Restructuring Documents where relevant;

5.	all actions required of the Debtors or the Reorganized Debtors in connection with the Financial Restructuring to the extent implemented under the Safeguard Plan; and

6.

all other actions that the applicable Entities determine to be necessary or appropriate, in the most tax efficient manner to the extent commercially reasonable, including making filings or recordings that may be required by applicable law.

CGG will implement certain Financial Restructuring transactions in accordance with the Safeguard Plan including: (1) the issuance of the Warrants 1 and Coordination Warrants; (2) the Convertible Bonds Equitization; (3) the Senior Notes Equitization; (4) the New Money Issuance (including the Warrants 2 and the Warrants 3 and the Backstop Warrants ); (5) the issuance of New Second Lien Interest Notes; and (6) granting guarantees of the New First Lien Notes.

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Unless the Court orders otherwise, within fourteen (14) days after any Estate is fully administered and the Court has discharged any trustee serving in the Chapter 11 Cases, the Reorganized Debtors will file and serve upon the U.S. Trustee a closing report substantially in the form available on the Bankruptcy’s website in accordance with Local Rule 3022-1.

C.	Sources of Consideration for Plan Distributions

Consideration for Plan Distributions shall come from:

1.	US Secured Funded Debt Claims

On the Effective Date, Reorganized CGG Holding (U.S.) Inc. and the other Reorganized Guarantor Debtors and CGG shall enter into the New First Lien Notes Indenture, Reorganized CGG Holding (U.S.) Inc. shall issue the New First Lien Notes, and the Reorganized Guarantor Debtors (other than CGG Holding (U.S.) Inc.) and CGG shall guarantee the New First Lien Notes, in full and final satisfaction of the US Secured Funded Debt Claims outstanding, less the Secured Funded Debt Claims Cash Payment. Reorganized CGG Holding (U.S.) Inc. will execute the Secured Funded Debt Cash Payment Note and use the proceeds therefrom to fund the Secured Funded Debt Claims Cash Payment or effect the Intercompany Purchase. CGG, as a Plan Proponent, will advance funding as needed for the Secured Funded Debt Claims Cash Payment to Reorganized CGG Holding (U.S.) Inc. pursuant to the Secured Funded Debt Cash Payment Note, or to effect an Intercompany Purchase, in either case using proceeds from the Rights Issue and the New Second Lien Notes Issue, as applicable.

On the Effective Date, the relevant Reorganized Debtors are authorized to execute and deliver the Secured Funded Debt Cash Payment Note or effect the Intercompany Purchase, the New First Lien Notes Indenture and the First Lien Notes Indenture Required Documents, [including the Conveyance Agreement], and all documents that serve to evidence and secure the Reorganized Debtors’ obligations under the New First Lien Notes and perform their obligations thereunder, including the payment or reimbursement of any fees, expenses, losses, damages or indemnities, all of which shall constitute the legal, valid and binding obligations of the Reorganized Debtors on the Effective Date and shall be enforceable in accordance with their respective terms.

2.	French RCF Facility Claims

On the Effective Date, to effectuate the treatment in Article III.B.3 of this Plan for the Allowed French RCF Claims held by the Participating French RCF Lenders, Reorganized CGG Holding (U.S.) Inc. shall issue New First Lien Notes upon the instruction and at the direction of CGG to the Participating French RCF Lenders in accordance with the Safeguard Plan in payment of a portion of the Existing Intercompany Notes (the “Partial Intercompany Note Repayment”) and/or for consideration paid by CGG consisting of the Intercompany Purchase. The amount repaid pursuant to the Partial Intercompany Note Repayment and/or the amount paid in Cash pursuant to Intercompany Purchase, to the extent applicable, will be equal to the “issue price,” as determined for U.S. federal income tax purposes, of the New First Lien Notes issued, multiplied by the aggregate principal amount of New First Lien Notes issued to the Participating French RCF Lenders that hold Allowed French RCF Facility Claims. This issue price may not be

39

available until up to fifteen (15) calendar days after the date of issuance. As a result, the Reorganized Debtors may not be able to quantify the amount of the Partial Intercompany Note Repayment or Intercompany Purchase, as applicable, for up to fifteen (15) calendar days post-issuance of the New First Lien Notes.    Notwithstanding any delay in determining the amount of consideration received pursuant to the Partial Intercompany Note Repayment and/or the Intercompany Purchase, the New First Lien Notes will have been issued by Reorganized CGG Holding (U.S.) Inc. for good and valuable consideration and will from the date of their issuance be valid and enforceable obligations of the Reorganized Debtors in accordance with their terms.

On the Effective Date, to effectuate the treatment in Article III.B.3 of this Plan for the Allowed French RCF Claims held by the Non-Participating French RCF Lenders, the Guarantor Debtors shall be authorized to grant, as the case may be, the Termed Out French RCF Claim Guarantees in accordance with, and pursuant to, the Termed Out French RCF Claim Guarantee Documents.

On the Effective Date, CGG and Reorganized CGG Holding (U.S.) Inc. are authorized to make the Partial Intercompany Note Repayment or participate in the Intercompany Purchase, distribute the New First Lien Notes to the relevant Participating French RCF Lenders as instructed and directed by CGG and execute the Secured Funded Debt Cash Payment Note, and the Reorganized Debtors are authorized to grant the Termed Out French RCF Claim Guarantees, and enter into, execute, and perform their obligations under the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents and any other documents related thereto.

3.	New Second Lien Notes; New Second Lien Interest Notes

On the Effective Date, in accordance with and pursuant to the Restructuring Plans, CGG and the Reorganized Debtors will consummate the issuance of (i) $375 million aggregate principal amount of New Second Lien Notes with the Warrants 3 and (ii) up to an aggregate principal amount of $86 million of New Second Lien Interest Notes. On the Effective Date, the Reorganized Debtors and CGG shall enter into the New Second Lien Notes Indenture and the Guarantor Debtors shall guarantee the New Second Lien Notes and the New Second Lien Interest Notes.

On the Effective Date, (a) the Reorganized Debtors are authorized to execute and deliver the New Second Lien Notes Indenture and the New Second Lien Notes Required Documents, and to perform their obligations thereunder, including the payment or reimbursement of any fees, expenses, losses, damages or indemnities and (b) subject to the occurrence of the Effective Date, the New Second Lien Notes Indenture and any and all New Second Lien Notes Required Documents, shall constitute the legal, valid and binding obligations of the Reorganized Debtors and be enforceable in accordance with their respective terms.

4.	New Intercreditor Agreements

Among other things, the New First Lien Notes, the New Second Lien Notes, the New Second Lien Interest Notes, the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents shall be subject to, and governed by, the New

40

Intercreditor Agreements, including, for the avoidance of doubt, if there is a term out of any of the French RCF Claims pursuant to the Safeguard Plan, the New Additional Intercreditor Agreement.

D.	Corporate Existence

Except as otherwise provided in this Plan or any agreement, instrument or other document incorporated in this Plan or the Plan Supplement, on the Effective Date, each Debtor shall continue to exist after the Effective Date as a separate corporation or other form of entity under governing state or foreign law, as the case may be, with all the powers of such corporation or other form of entity, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other analogous formation documents) in effect before the Effective Date, except to the extent such certificate of incorporation and bylaws (or other analogous formation documents) are amended by this Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to this Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, federal or foreign law). For the avoidance of doubt, nothing in this Article IV.D prevents, precludes or otherwise impairs the Reorganized Debtors, or any one of them, from merging, amalgamating or otherwise restructuring their legal entity form in accordance with applicable non-bankruptcy law after the Effective Date.

E.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in this Plan or any agreement, instrument or other document incorporated in this Plan or the Plan Supplement, on the Effective Date, all property in each Estate, all Causes of Action and any property acquired by any of the Debtors (including Interests held by the Debtors in Non-Debtor Subsidiaries and Joint Ventures) pursuant to this Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges or other encumbrances, except for Liens securing obligations under the New First Lien Notes, the New Second Lien Notes, the New Second Lien Interest Notes, the Termed Out French RCF Claim Guarantees and the Termed Out French RCF Claim Guarantee Documents. On and after the Effective Date, except as otherwise provided in this Plan, each Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims, Interests or Causes of Action without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

F.	Cancellation of Existing Securities and Agreements

Except as otherwise provided in this Plan or any agreement, instrument or other document incorporated in this Plan or the Plan Supplement, on the Effective Date:

1.

the obligations of the Debtors under the Secured Funded Debt Documents, the Senior Notes and the Indentures and any other certificate, share, note, bond, indenture, purchase right, option, warrant or other instrument or document, directly or indirectly, evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Interest (except such

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certificates, notes or other instruments or documents evidencing indebtedness or obligations of, or Interest in, the Debtors that are specifically Reinstated pursuant to this Plan) shall be cancelled as to the Debtors and the Reorganized Debtors shall not have any continuing obligations thereunder; and

2.

the obligations of the Debtors pursuant, relating or pertaining to any agreements, indentures, certificates of designation, bylaws or certificate or articles of incorporation or similar documents governing the shares, certificates, notes, bonds, purchase rights, options, warrants or other instruments or documents evidencing or creating any indebtedness or obligation of the Debtors (except such agreements, certificates, notes or other instruments evidencing indebtedness or obligations of or Interests in the Debtors that are specifically Reinstated pursuant to this Plan) shall be released and discharged; provided, however, that, in the cases of both clauses (1) and (2) hereof, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement (including the Intercreditor Agreements) that governs the rights of the Senior Notes Trustees, the Agents or any other Holder of a Claim shall continue in effect solely for purposes of:

a.

enabling Holders of Allowed Claims to receive distributions under this Plan as provided herein and for enforcing any rights thereunder against parties other than the Debtors, the Reorganized Debtors, CGG or their Representatives;

b.

allowing the Agents and the Senior Notes Trustees, as applicable, in accordance with Article VII of this Plan and subject to the Safeguard Plan, to make distributions to the Holders of the Secured Funded Debt Claims and the Senior Notes Claims;

c.	permitting the Senior Notes Trustees to assert their respective charging liens;

d.

allowing the Agents and the Senior Notes Trustees to maintain any right of priority of payment, indemnification, exculpation, contribution, subrogation or any other claim or entitlement it may have under the applicable Secured Funded Debt Documents and applicable Indentures (which shall survive and not be released, notwithstanding anything to the contrary contained in this Plan) other than against the Debtors, the Reorganized Debtors and CGG;

e.	allowing the Agents and the Senior Notes Trustees to enforce any obligations owed to each of them under this Plan or the Confirmation Order;

f.	permitting the Agents and the Senior Notes Trustees to appear before the Court, the French Court or any other court;

g.

permitting the Agents and the Senior Notes Trustees to exercise rights and obligations relating to the interests of the applicable Secured Finance Parties and applicable Senior Noteholders, to the extent consistent with this Plan, the Confirmation Order and the Safeguard Plan; and

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h.	permitting the Agents and the Senior Notes Trustees to perform any functions that are necessary to effectuate the foregoing.

provided, further, however, that the preceding provisos shall not affect the discharge of Claims pursuant to the Bankruptcy Code, the Confirmation Order or this Plan or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan; provided, further, however, that nothing in this section shall effect a cancellation of any Existing CGG Shares or New CGG Shares, Warrants, Intercompany Interests, New First Lien Notes, New Second Lien Notes or New Second Lien Interest Notes, or the Termed Out French RCF Claim Guarantees or the Termed Out French RCF Claim Guarantee Documents.

Except as expressly provided in this Plan and Confirmation Order, on the Effective Date, each of the Senior Notes Trustees and the Agents and their respective agents, successors and assigns shall be fully discharged of all of the duties and obligations under the applicable Indentures and Secured Funded Debt Documents.

G.	Corporate Action

On the Effective Date, all actions contemplated by this Plan shall be deemed authorized and approved by the Court in all respects, including, as applicable:

1.	the execution and delivery of the Restructuring Documents and any related instruments, agreements, guarantees, filings or other related documents;

2.	the implementation of the Restructuring Transactions;

3.	the consummation of the Partial Intercompany Note Repayment or Intercompany Purchase, as applicable; and

4.

all other actions contemplated by this Plan (whether to occur before, on or after the Effective Date). On the Effective Date, all matters provided for in this Plan involving the corporate structure of the other Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with this Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security Holders, directors or officers of the Debtors or the Reorganized Debtors.

On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors shall be authorized and (as applicable) directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by this Plan (or necessary or desirable to effect the transactions contemplated by this Plan) in the name of and on behalf of the Reorganized Debtors, including the Restructuring Documents and any and all other agreements, documents, securities and instruments relating to the foregoing, to the extent not previously authorized by the Court. The authorizations and approvals contemplated by this Article IV.G shall be effective notwithstanding any requirements under non-bankruptcy law.

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H.	New Organizational Documents

To the extent required under this Plan or applicable non-bankruptcy law, the Reorganized Debtors shall file their respective New Organizational Documents with the applicable Secretaries of State or other applicable authorities in their respective states, provinces or countries of incorporation or formation in accordance with the corporate laws of the respective states, provinces or countries of incorporation or formation. To the extent required, pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Organizational Documents of the Reorganized Debtors will prohibit the issuance of non-voting equity securities.

I.	Directors and Officers of the Reorganized Debtors

On the Effective Date, all managers, directors and other members of the existing boards or governance bodies of the Debtors (unless such Persons have resigned or been dismissed in accordance with applicable law), as applicable, shall continue to hold office and shall continue to have authority from and after such time, solely to the extent not expressly excluded in the roster of the applicable New Boards. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose in advance of the Confirmation Hearing the identity and affiliations of the individuals serving (or selected to serve) on the New Boards, as well as those Persons who are serving (or will serve) as officers of any of the Reorganized Debtors, if any. If any director to be appointed to a New Board or an officer is an “insider” as defined under the Bankruptcy Code, the nature of any compensation to be paid to such director or officer from and after the Effective Date will also be disclosed. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the New Organizational Documents and other constituent documents of the Reorganized Debtors.

J.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the New Boards thereof, are authorized to and may issue, execute, deliver, file or record such contracts, Securities, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of this Plan, the Securities issued pursuant to this Plan, including the New First Lien Notes, the New Second Lien Notes, the New Second Lien Interest Notes, the Warrants, the New CGG Shares and the Termed Out French RCF Claim Guarantees, in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents, except those expressly required pursuant to this Plan.

K.	Exemption from Certain Taxes and Fees

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property pursuant to this Plan (including under any of the Restructuring Documents and related documents) shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, sale or use tax, mortgage recording tax or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing

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instruments or other documents pursuant to such transfers of property without the payment of any such tax, recordation fee or governmental assessment. Such exemption under section 1146(a) of the Bankruptcy Code specifically applies, without limitation, to: (1) the creation and recording of any mortgage, deed of trust, Lien or other security interest (including, among other things, those contemplated under the New First Lien Notes Indenture Required Documents and the New Second Lien Notes Indenture Required Documents); (2) the making or assignment of any lease or sublease; (3) any Restructuring Transaction; (4) the issuance, distribution and/or sale of any Securities of the Debtors or the Reorganized Debtors; and (5) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with this Plan, including (a) any merger agreements, (b) agreements of consolidation, restructuring, disposition, liquidation or dissolution, (c) deeds, (d) bills of sale, or (e) assignments executed in connection with any Restructuring Transaction occurring under this Plan.

L.	Preservation of Causes of Action

In accordance with section 1123(b) of the Bankruptcy Code, but subject in all respects to Article VIII of this Plan, unless expressly stated otherwise in this Plan, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and such rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in this Plan, the Plan Supplement or the Disclosure Statement to any Causes of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action against it. The Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in this Plan or Plan Supplement. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised or settled in this Plan or a Court order, the Debtors or Reorganized Debtors, as applicable, expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or Consummation of this Plan.

In accordance with section 1123(b)(3) of the Bankruptcy Code, except as otherwise provided herein, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtors, through their authorized agents or representatives, shall retain and have the exclusive right, authority and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw or litigate to judgment any such Causes of Action, and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order or approval of the Court.

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M.	Release of Avoidance Actions

On the Effective Date, the Debtors, on behalf of themselves and their estates, shall release any and all Avoidance Actions and the Debtors and the Reorganized Debtors, and any of their successors or assigns, and any Entity acting on behalf of the Debtors or the Reorganized Debtors, shall be deemed to have waived the right to pursue any and all Avoidance Actions, except for Avoidance Actions brought as counterclaims or defenses to Causes of Action asserted against the Debtors.

N.	Director and Officer Liability Insurance

The Debtors’ D&O Liability Insurance Policies shall be Reinstated under this Plan to the fullest extent possible under applicable law. To the extent that the D&O Liability Insurance Policies are considered to be Executory Contracts, notwithstanding anything in this Plan to the contrary, effective as of the Effective Date, the Reorganized Debtors shall be deemed to have assumed all unexpired D&O Liability Insurance Policies with respect to the Debtors’ directors, managers, officers and employees serving on or prior to the Petition Date pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order will constitute the Court’s approval of the Reorganized Debtors’ assumption of each of the unexpired D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in this Plan, Confirmation of this Plan shall not discharge, impair or otherwise modify any indemnity obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under this Plan as to which no Proof of Claim need be filed.

O.	Employee and Retiree Benefits

All employment, severance, retirement, indemnification and other similar employee-related agreements or arrangements in place as of the Effective Date with the Debtors shall be assumed by the Reorganized Debtors and shall remain in place after the Effective Date, as may be amended by agreement between the beneficiaries of such agreements, plans or arrangements, on the one hand, and the Debtors, on the other hand, or, after the Effective Date, by agreement with the Reorganized Debtors, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs and plans. Nothing in this Plan shall limit, diminish or otherwise alter the Reorganized Debtors’ defenses, Claims, Causes of Action or other rights with respect to any such contracts, agreements, policies, programs and plans. Pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.

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ARTICLE V.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein, all Executory Contracts or Unexpired Leases shall be deemed assumed by the Reorganized Debtors in accordance with the provisions and requirements of section 365 and 1123 of the Bankruptcy Code.

The Confirmation Order shall constitute a Court order approving the assumptions of such Executory Contracts or Unexpired Leases as set forth in this Plan pursuant to section 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated, assumptions of Executory Contracts and Unexpired Leases pursuant to this Plan are effective as of the Effective Date. Each Executory Contract or Unexpired Lease assumed pursuant to this Plan or by Court order, but not assigned to a third party before the Effective Date, shall re-vest in and be fully enforceable by the applicable contracting Reorganized Debtor in accordance with its terms, except as such terms may have been modified by the provisions of this Plan or any order of the Court authorizing and providing for its assumption under applicable federal law.

To the maximum extent permitted by law, to the extent any provision in any Executory Contract or Unexpired Lease assumed pursuant to this Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption of such Executory Contract or Unexpired Lease (including any “change of control” provision), then such provision shall be deemed modified such that the transactions contemplated by this Plan shall not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

B.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases

Any Cure Claims shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the Cure Claim in Cash on the Effective Date, subject to the limitations described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the amount of any Cure Claim, or (2) any other matter pertaining to assumption, the payments on the Cure Claim required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption.

At least fourteen (14) calendar days before the Confirmation Hearing, the Debtors shall distribute, or cause to be distributed, Cure Notices of proposed assumption and proposed amounts of Cure Claims to the applicable third parties. Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption or related cure amount must be Filed, served and actually received by the Debtors at least seven (7) calendar days before the Confirmation Hearing. Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.

In any case, if the Court determines that an Allowed Cure Claim with respect to any Executory Contract or Unexpired Lease is greater than the amount set forth in the applicable

47

Cure Notice, the Debtors or Reorganized Debtors, as applicable, will have the right to move to reject such Executory Contract or Unexpired Lease.

Assumption of any Executory Contract or Unexpired Lease pursuant to this Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time before the date that the Debtors assume such Executory Contract or Unexpired Lease.

C.	Preexisting Obligations to the Debtors Under Executory Contracts and Unexpired Leases

Notwithstanding any non-bankruptcy law to the contrary, the Debtors expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties or continued maintenance obligations on goods previously purchased, or services previously received, by the contracting Debtors from counterparties to rejected or repudiated Executory Contracts or Unexpired Leases.

D.	Indemnification Obligations

Except to the extent inconsistent with this Plan, the obligation of each Debtor to indemnify any individual who is serving or served as one of such Debtor’s directors, officers or employees on or after the Petition Date will be deemed and treated as Executory Contracts that are assumed by each Reorganized Debtor pursuant to this Plan as of the Effective Date on the terms provided in the applicable certificates of incorporation, bylaws or similar constituent documents, by statutory law or by written agreement, policies or procedures of or with such Debtor. Accordingly, such indemnification obligations will survive and be unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date; provided, however, that none of the Reorganized Debtors shall amend or restate any New Organizational Documents before or after the Effective Date to terminate or adversely affect any such indemnification obligations.

E.	Insurance Policies

Notwithstanding anything to the contrary in this Plan: (a) on the Effective Date, each Reorganized Debtor shall assume all the Insurance Contracts to which it is a party or is otherwise obligated to an Insurer, each in its entirety pursuant to sections 105 and 365 of the Bankruptcy Code; (b) all Insurance Contracts and all obligations and liabilities of the Debtors (and, after the Effective Date, of the Reorganized Debtors) thereunder, whether arising before or after the Effective Date, shall survive and shall not be amended, modified, waived, released, discharged or impaired by this Plan; (c) this Plan shall not alter, modify, amend, affect, impair or prejudice the legal, equitable or contractual rights, obligations, or defenses of the Insurers, the Debtors (or, after the Effective Date, the Reorganized Debtors), or any other individual or entity, as applicable, under any Insurance Contracts; (d) nothing alters or modifies the duty, if any, that Insurers have to pay claims covered by the Insurance Contracts and their right to seek payment or reimbursement from the Debtors (or after the Effective Date, the Reorganized Debtors) or to

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draw on any collateral or security therefor; (e) the claims of the Insurers arising (whether before or after the Effective Date) under the Insurance Contracts (i) are actual and necessary expenses of the Debtors’ estates (or the Reorganized Debtors, as applicable), (ii) shall be paid in full in the ordinary course of businesses, whether as an Allowed Administrative Claim under section 503(b)(1)(A) of the Bankruptcy Code or otherwise, regardless of when such amounts are or shall become liquidated, due or paid, and (iii) shall not be discharged or released by this Plan; (f) the Insurers do not need to file or serve any objection to a proposed Cure Claim and are not subject to the Bar Date governing Cure Claims or Administrative Claims; and (g) the automatic stay of Bankruptcy Code section 362(a) and the injunctions set forth in Article VIII.F of this Plan, if and to the extent applicable, shall be deemed lifted without further order of this Court, solely to permit: (I) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (II) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (A) workers’ compensation claims, (B) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Court granting a claimant relief from the automatic stay to proceed with its claim, and (C) all costs in relation to each of the foregoing; (III) the Insurers to draw against any or all of the collateral or security provided by or on behalf of the Debtors (or the Reorganized Debtors, as applicable) at any time and to hold the proceeds thereof as security for the obligations of the Debtors (and the Reorganized Debtors, as applicable) and/or apply such proceeds to the obligations of the Debtors (and the Reorganized Debtors, as applicable) under the applicable Insurance Contracts, in each case pursuant to and in accordance with the applicable Insurance Contract; and (IV) the Insurers to cancel any Insurance Contracts, and take other actions relating thereto, to the extent permissible under applicable non-bankruptcy law, and in accordance with the terms of the Insurance Contracts. For the avoidance of doubt, nothing in this Plan expands or broadens the rights of the Insurers or creates any new rights under the Insurance Contracts.

F.	Modifications, Amendments, Supplements, Restatements or Other Agreements

Unless otherwise provided in this Plan, each Executory Contract or Unexpired Lease that is assumed shall include all modifications, amendments, supplements, restatements or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and Executory Contracts and Unexpired Leases related thereto, if any, including easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under this Plan.

Modifications, amendments, supplements and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority or amount of any Claims that may arise in connection therewith.

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G.	Reservation of Rights

Nothing contained in this Plan shall constitute a representation by the Debtors that any contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption, the Debtors, or, after the Effective Date, the Reorganized Debtors shall have thirty (30) calendar days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

H.	Nonoccurrence of Effective Date

In the event that the Effective Date does not occur, the Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

I.	Contracts and Leases Entered into after the Petition Date

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or Reorganized Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) that have not been rejected as of the date of Confirmation will survive and remain unaffected by entry of the Confirmation Order.

ARTICLE VI.

TREATMENT OF GENERAL UNSECURED CLAIMS

General Unsecured Claims will be paid in full in Cash (together with interest if provided for under the governing agreement) in the ordinary course of the Debtors’ business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions, or Reinstated. The Debtors will resolve any dispute regarding the amount of a General Unsecured Claim in the ordinary course of the Debtors’ business, and in accordance with the terms and conditions of the agreements governing such Claims. In the event that the Debtors and the Holder of any disputed General Unsecured Claim are unable to resolve such dispute in accordance with the governing documents (if any), then the Debtors or the Reorganized Debtors shall move the Court to resolve such dispute. Holders of General Unsecured Claims accordingly are not required to file a Proof of Claim and no such parties should file a Proof of Claim.

The Confirmation Order will constitute an order of the Bankruptcy Court disallowing without prejudice any Proof of Claim Filed in the Chapter 11 Cases without the need for any objection by the Reorganized Debtors or any further notice to or action, order or approval of the Court.

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ARTICLE VII.

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Delivery of Distributions on Account of Secured Funded Debt Claims

Except as otherwise provided in this Plan, the Safeguard Plan or as reasonably requested by a Collateral Agent, all distributions to Holders of Secured Funded Debt Claims (other than the Secured Funded Debt Claims Cash Payment) shall be deemed completed when made to the applicable Collateral Agent, each of which shall be deemed to be the Holder of the applicable Secured Funded Debt Claims for which it serves as Collateral Agent for purposes of such distributions hereunder. Each Collateral Agent shall hold or direct such distributions for the benefit of the applicable Holders of Allowed Secured Funded Debt Claims. As soon as practicable in accordance with the requirements set forth in this Article VII, each Collateral Agent shall arrange to deliver such distributions to or on behalf of the applicable Holders of Allowed Secured Funded Debt Claims.

Except as otherwise provided in this Plan, the Safeguard Plan or as reasonably requested by an Administrative Agent, all distributions of the Secured Funded Debt Claims Cash Payment to Holders of Secured Funded Debt Claims shall be deemed completed when made to the applicable Administrative Agent, each of which shall be deemed to be the Holder of the applicable Secured Funded Debt Claims for which it serves as Administrative Agent for purposes of distribution of the Secured Funded Debt Claims Cash Payment hereunder. Each Administrative Agent shall hold or direct the distribution of the Secured Funded Debt Claims Cash Payment for the benefit of the applicable Holders of Allowed Secured Funded Debt Claims. As soon as practicable in accordance with the requirements set forth in this Article VII, each Administrative Agent shall arrange to deliver the Secured Funded Debt Claims Cash Payment to or on behalf of the applicable Holders of Allowed Secured Funded Debt Claims.

New First Lien Notes held by CGG pursuant to the Intercompany Partial Note Repayment or the Intercompany Purchase shall be issued to Participating French RCF Lenders by Reorganized CGG Holding (U.S.) Inc. upon the instruction of and as directed by CGG in accordance with the Safeguard Plan.

B.	Delivery of Distributions on Account of Senior Notes Claims

All distributions to Holders of Senior Notes Claims shall be made under the Safeguard Plan pursuant to the procedures established in the Safeguard Plan and its schedules and this Plan.

C.	Securities Registration Exemption

Pursuant to section 1145 of the Bankruptcy Code, the issuance of Securities by the Plan Proponents as contemplated by this Plan is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution or sale of Securities. The Securities issued by the Plan Proponents pursuant to section 1145 of the Bankruptcy Code (a) are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (b) are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of the

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Reorganized Debtors as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within ninety (90) calendar days of such transfer, (iii) has not acquired the Securities from an “affiliate” within one year of such transfer and (iv) is not an entity that is an “underwriter” as defined in subsection (b) of section 1145 of the Bankruptcy Code.

Should the Reorganized Debtors elect on or after the Effective Date to reflect any ownership of the Securities through the facilities of the DTC, Euroclear or Clearstream, the Reorganized Debtors need not provide any further evidence other than this Plan or the Confirmation Order with respect to the treatment of transfers of the Securities under applicable U.S. federal, state or local securities laws.

The DTC, Euroclear or Clearstream shall be required to accept and conclusively rely upon this Plan and Confirmation Order in lieu of a legal opinion regarding whether the Securities are exempt from registration and/or eligible for DTC, Euroclear or Clearstream book-entry delivery, settlement and depository services.

Notwithstanding anything to the contrary in this Plan, no entity (including, for the avoidance of doubt, the DTC, Euroclear or Clearstream) may require a legal opinion regarding the validity of any transaction contemplated by this Plan, including, for the avoidance of doubt, whether the New First Lien Notes, the New Second Lien Notes or the New Second Lien Interest Notes are exempt from registration and/or eligible for DTC, Euroclear or Clearstream book-entry delivery, settlement and depository services, other than as requested by [the Secured Finance Parties pursuant to the Conveyance Agreement and] the Senior Noteholders pursuant to the New Second Lien Private Placement Agreement.

D.	Compliance with Tax Requirements/Allocations

In connection with this Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions pursuant to this Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in this Plan to the contrary, the Reorganized Debtors shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under this Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under this Plan in compliance with applicable wage garnishments, alimony, child support and other spousal awards, liens and encumbrances.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest as Allowed herein.

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E.	Applicability of Insurance Contracts

Nothing contained in this Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors, the Reorganized Debtors or any Entity may hold against any other Entity, including Insurers, nor shall anything contained herein constitute or be deemed a waiver of any rights or defenses under any Insurance Contracts, including any coverage defenses held by Insurers.

F.	Record Date for Distribution

As of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims as maintained by the Debtors, the Agents, or their respective agents, shall be closed, and the Debtors, the Agents, or their respective agents shall not be required to make any further changes in the record holders of any of the Claims. The Debtors or the Agents shall have no obligation to recognize any transfer of the Claims occurring on or after the Distribution Record Date. The Debtors and the Agents shall be entitled to recognize and deal for all purposes hereunder only with those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date, to the extent applicable. For the avoidance of doubt, the Distribution Record Date shall not apply to publicly held securities.

ARTICLE VIII.

RELEASE, INJUNCTION AND RELATED PROVISIONS

A.	Discharge of Claims and Termination of Interests

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in this Plan or in any contract, instrument or other agreement or document created pursuant to this Plan, including the Plan Supplement documents, the distributions, rights and treatment that are provided in this Plan shall be in complete satisfaction, discharge and release, effective as of the Effective Date, of Claims and Causes of Action of any nature whatsoever, including any interest accrued on Claims from and after the Petition Date, whether known or unknown, against liabilities of, liens on, obligations of, rights against, and interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to this Plan on account of such Claims, including demands, liabilities and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not the Holder of such a Claim has accepted this Plan. Any default or “event of default” by the Debtors or Affiliates with respect to any Claim that existed immediately before or on account of the Filing of the Chapter 11 Cases, the Safeguard or the Chapter 15 Case shall be deemed cured (and no longer continuing) as of the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims subject to the Effective Date occurring.

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B.	Release of Liens

Except as otherwise specifically provided in this Plan, the New First Lien Notes Indenture, the New First Lien Notes Indenture Required Documents, the New Second Lien Notes Indenture, the New Intercreditor Agreements, the New Second Lien Notes Indenture Required Documents, the Termed Out French RCF Claim Guarantee Documents or any related documents (including in connection with any express written amendment of any mortgage, deed of trust, Lien, pledge or other security interest thereunder), or in any contract, instrument, release or other agreement or document created pursuant to this Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to this Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title and interest of any Holder of such mortgages, deeds of trust, Liens, pledges or other security interests shall revert to the Reorganized Debtors and their successors and assigns, in each case, without any further approval or order of the Court and without any action or Filing being required to be made by the Debtors. In addition, on or after the Effective Date, at the request and expense of the Debtors or the Reorganized Debtors, the Collateral Agents shall execute and deliver all documents reasonably requested by the Debtors, Reorganized Debtors, the New First Lien Notes Trustee or the New Second Lien Notes Trustee to evidence the release of such mortgages, deeds of trust, Liens, pledges and other security interests (including as required under the laws of other jurisdictions for non-U.S. security interests) and shall authorize the Reorganized Debtors to file UCC-3 termination statements (to the extent applicable) with respect thereto.

C.	Debtor Release

Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in this Plan, including with respect to Intercompany Claims, the Partial Intercompany Note Repayment, the Intercompany Purchase and the Intercompany Interests, for good and valuable consideration, on and after the Effective Date, and to the extent permitted by applicable law, each Released Party is deemed expressly, unconditionally, generally and individually and collectively with the Released Parties, acquitted, released and discharged by the Debtors, the Reorganized Debtors or the Estates, each on behalf of itself and its predecessors, successors and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any Claims arising or asserted under any of the Secured Funded Debt Documents or the Indentures, any derivative Claims asserted or assertable on behalf of the Debtors, any Claims asserted or assertable on behalf of any Holder of any Claim against or Interest in the Debtors and any Claims asserted or assertable on behalf of any other entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereinafter arising, in law, equity, contract, tort or otherwise, by statute or otherwise, that the Debtors, the

54

Reorganized Debtors or the Estates (whether individually or collectively), ever had, now has or hereafter can, shall or may have based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts, the Debtors’ intercompany transactions (including dividends paid), any preference or avoidance claim pursuant to sections 544, 547, 548, 549, 550 and 551 of the Bankruptcy Code, the purchase, sale or rescission of, or any other transaction relating to, any Security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by or classified in this Plan, the restructuring of Claims and Interests before or during the Restructuring Transactions implemented by this Plan or any other transaction or other arrangement with the Debtors whether before or during the Restructuring Transactions, the negotiation, formulation or preparation of the Restructuring Transactions, the Restructuring Documents, this Plan, the Plan Supplement, the Disclosure Statement or any related agreements, any asset purchase agreement, instruments or other documents (including, for the avoidance of doubt, providing any legal opinion requested by any entity regarding any transaction, contract, instrument, document or other agreement contemplated by this Plan or the reliance by any Released Party on this Plan or the Confirmation Order in lieu of such legal opinion) created or entered into in connection with the Disclosure Statement, this Plan, the Chapter 11 Cases, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of this Plan, including the issuance or distribution of Securities pursuant to this Plan, or the distribution of property under this Plan, or any other related agreement, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing, except for any act or omission that constitutes fraud, gross negligence or willful misconduct as determined by a Final Order of a court of competent jurisdiction (all such claims and liabilities as described herein, collectively, the “Released Claims”); provided, however, that nothing in the foregoing shall result in any of the Debtors’ officers and directors waiving any indemnification Claims against the Debtors or any of their Insurers or any rights as beneficiaries of any Insurance Contracts, which indemnification obligations and Insurance Contracts shall be assumed by the Reorganized Debtors in accordance with this Plan; and provided further, however, that nothing in this Plan shall limit the liability of attorneys to their respective clients pursuant to Rule 1.8(h) of the New York Rules of Professional Conduct.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under this Plan, any of the Restructuring Transactions or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement this Plan.

Entry of the Confirmation Order shall constitute the Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in this Plan, and further, shall constitute the Court’s finding that the Debtor Release is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the Released Claims released by the Debtors, the Reorganized Debtors and the Estates; (3) in the best interests of the Debtors, the Estates and all holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and

55

opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Estates asserting any Claim or Cause of Action released pursuant to the Debtor Release.

For the avoidance of doubt, any Claim by the Debtors against CGG for subrogation or a subrogated claim against CGG under the Secured Funded Debt Documents shall not be discharged or released hereunder.

D.	Third-Party Release

Except as otherwise provided in this Plan, for good and valuable consideration, as of the Effective Date and to the fullest extent authorized by applicable law, each Releasing Party expressly, unconditionally, generally and individually and collectively with the Releasing Parties releases, acquits and discharges the Released Parties from any and all Released Claims; provided, however, that nothing in the foregoing shall result in any of the Debtors’ officers and directors waiving any indemnification Claims against the Debtors or any of their Insurers or any rights as beneficiaries of any Insurance Contracts, which indemnification obligations and Insurance Contracts shall be assumed by the Reorganized Debtors in accordance with this Plan; and provided further, however, that nothing in this Plan shall limit the liability of attorneys to their respective clients pursuant to Rule 1.8(h) of the New York Rules of Professional Conduct. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under this Plan, any of the Restructuring Transactions or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement this Plan.

Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under this Plan, any of the Restructuring Transactions or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement this Plan. Entry of the Confirmation Order shall constitute the Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes, by reference, each of the related provisions and definitions contained under this Plan, and, further, shall constitute the Court’s finding that the Third-Party Release is: (1) consensual; (2) essential to the confirmation of this Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and their Estates; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any claim or Cause of Action released pursuant to the Third-Party Release.

E.	Exculpation

Except as otherwise specifically provided in this Plan, no Released Party shall have or incur, and each Released Party is hereby released and exculpated from, any Exculpated Claim; provided, however, that the foregoing “Exculpation” shall have no effect on the liability of any entity that results from any such act or omission that is

56

determined by a Final Order to have constituted fraud, gross negligence or willful misconduct; and provided further, however, that nothing in this Plan shall limit the liability of attorneys to their respective clients pursuant to Rule 1.8(h) of the New York Rules of Professional Conduct. The Released Parties have participated in any and all activities potentially underlying any Exculpated Claim in good faith and in compliance with the applicable laws.

F.	Injunction

Except as otherwise expressly provided in this Plan or for obligations issued or required to be paid pursuant to this Plan or the Confirmation Order, all Entities who have held, hold or may hold Claims or Interests that have been released, discharged or are subject to exculpation pursuant to Article VIII of this Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Non-Debtor Subsidiaries, the Reorganized Debtors, the Released Parties:

1.	commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests;

2.

enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against such Entities on account of or in connection with or with respect to any such Claims or Interests;

3.

creating, perfecting or enforcing any lien or encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such Claims or Interests;

4.

asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests; and

5.

commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to this Plan.

Notwithstanding anything to the contrary in the foregoing, the injunction does not enjoin any party under this Plan or under any document, instrument or agreement (including those attached to the Disclosure Statement or included in the Plan Supplement) executed to implement this Plan from bringing an action to enforce the terms of this Plan or such document, instrument or agreement (including those attached to the Disclosure Statement or included in the Plan Supplement) executed to implement this Plan.

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G.	Waiver of Statutory Limitations on Releases

Each Releasing Party in each of the releases contained in this Plan expressly acknowledges that although ordinarily a general release may not extend to Claims which the Releasing Party does not know or suspect to exist in his favor, which if known by it may have materially affected its settlement with the party released, each Releasing Party has carefully considered and taken into account in determining to enter into the above releases the possible existence of such unknown losses or Claims. Without limiting the generality of the foregoing, each Releasing Party expressly waives any and all rights conferred upon it by any statute or rule of law which provides that a release does not extend to Claims which the claimant does not know or suspect to exist in its favor at the time of executing the release, which if known by it may have materially affected its settlement with the Released Party, including the provisions of California Civil Code Section 1542. The releases contained in this Plan are effective regardless of whether those released matters are presently known, unknown, suspected or unsuspected, foreseen or unforeseen.

H.	Protection against Discriminatory Treatment

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend or refuse to renew a license, permit, charter, franchise or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because each Debtor has been a debtor under chapter 11 of the Bankruptcy Code, may have been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtors are granted or denied a discharge) or has not paid a debt that is dischargeable in the Chapter 11 Cases.

I.	Setoffs

Except as otherwise provided herein or in the Safeguard Plan (including its schedules), and subject to applicable law, the Debtors or Reorganized Debtors may, pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim, set off against any Allowed Claim (which setoff shall be made against the Allowed Claim, not against any distributions to be made under this Plan with respect to such Allowed Claim), any Claims, rights and Causes of Action of any nature that such Debtor may hold against the Holder of such Allowed Claim, to the extent such Claims, rights or Causes of Action against such Holder have not been otherwise released, waived, relinquished, exculpated, compromised or settled on or prior to the Effective Date (whether pursuant to this Plan or otherwise), and any distribution to which a Holder is entitled under this Plan shall be made on account of the Claim, as reduced after application of the setoff described above; provided, however, that for the avoidance of doubt, the Debtors and the Reorganized Debtors may not set-off against any Allowed Secured Funded Debt Claims or Allowed Senior Notes Claims unless expressly contemplated by the Reorganization Documents, and then, only in accordance therewith. In no event shall any Holder of Claims be entitled to setoff any Claim against any Claim, right or Cause of Action of the Debtors unless such Holder obtains entry of a Final Order entered by the Court authorizing such setoff or unless such setoff

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is otherwise agreed to in writing by the Debtors and a Holder of a Claim; provided, however, that, where there is no written agreement between the Debtors and a Holder of a Claim authorizing such setoff, nothing herein shall prejudice or be deemed to have prejudiced the Debtors’ rights to assert that any Holder’s setoff rights were required to have been asserted by motion to the Court prior to the Effective Date.

J.	Special Provision Governing Accrued Professional Compensation Claims and Final Fee Applications

For the avoidance of doubt, the releases in this Article VIII of this Plan shall not waive, affect, limit, restrict or otherwise modify the right of any party in interest to object to any Accrued Professional Compensation Claim or final fee application Filed by any Professional in the Chapter 11 Cases.

ARTICLE IX.

CONDITIONS PRECEDENT TO CONFIRMATION AND

CONSUMMATION OF THIS PLAN

A.	Conditions Precedent to Confirmation

It shall be a condition to confirmation of this Plan that the Confirmation Order shall be in form and substance reasonably satisfactory to the Debtors, the Ad Hoc Committees and CGG, and shall have been entered and be in full force and effect.

B.	Conditions Precedent to the Effective Date

It shall be a condition to Consummation of this Plan that the following conditions shall have been satisfied (or waived pursuant to the provisions of Article IX.C of this Plan):

1.	The Confirmation Order shall have been entered by the Court and shall not have been stayed;

2.	The French Plan Sanction Order shall have been entered by the French Court and shall not have been stayed;

3.	The Chapter 15 Enforcement Order shall have been entered in the Chapter 15 Case and shall not have been stayed;

4.	The Professional Fee Escrow shall have been established and funded in Cash in accordance with Article II.C.1 of this Plan;

5.

Administrative Claims of the Secured Finance Parties have been paid in full in Cash, including any post-petition interest at the rate specified in the Final Cash Collateral Order owed to the Secured Finance Parties that remains accrued but unpaid as of the Effective Date, and Adequate Protection Obligations and all other fees and expenses payable under Article II.B of this Plan have been satisfied in full in Cash, including all unpaid fees and expenses of the Agents, the Ad Hoc

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Secured Lender Committee, and their respective professionals that are payable under the Cash Collateral Orders or under the Secured Funded Debt Documents.

6.

Unless the Allowed Secured Funded Debt Claims have been, at the election of CGG, repaid in full in Cash pursuant to a refinancing to occur or prior to the Effective Date at the latest, the New First Lien Notes Indenture and the New First Lien Notes Required Documents have been executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the issuance of the New First Lien Notes shall have been waived or satisfied in accordance with the terms thereof;

7.

The New Second Lien Notes Indenture and the New Second Lien Notes Required Documents related thereto shall have been executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the issuance of the New Second Lien Notes and New Second Lien Interest Notes shall have been waived or satisfied in accordance with the terms of the New Second Lien Notes Indenture;

8.

Unless there are no Termed Out French RCF Claims, or all Allowed French RCF Claims have been, at the election of CGG, repaid in full (and concurrently with the payment in full in Cash of Allowed US Secured Funded Debt Claims) pursuant to a refinancing to occur or prior to the Effective Date at the latest, the Termed Out French RCF Claim Guarantee Documents shall have been executed and delivered by the Debtors;

9.	All of the conditions to consummation of the Safeguard Plan (including its schedules) and the various transactions contemplated therein shall have been waived, satisfied or completed.

10.

The Debtors shall have received any authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are necessary to implement this Plan and that are required by law, regulation or order; and

11.

All actions and all agreements, instruments or other documents necessary to implement this Plan shall have been effected or executed and delivered by all of the Entities that are parties thereto, and all conditions precedent to the consummation of such agreements, instruments or other documents shall have been waived or satisfied in accordance with their terms thereof and to the extent applicable, the closing of such agreements, instruments or other documents shall have occurred.

It is intended that the Effective Date is the same date and occurs at the same time as the Restructuring Effective Date as such term is defined in the Safeguard Plan and the Lock-Up Agreement.

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C.	Waiver of Conditions

The conditions to the Effective Date of this Plan set forth in this Article IX.B may be waived by the Debtors (other than the conditions relating to the entry of the Confirmation Order, the French Plan Sanction Order and the Chapter 15 Enforcement Order), with the consent of the Ad Hoc Committees subject to the terms of the Lock-Up Agreement, without notice, leave or order of the Court or any formal action other than proceedings to confirm or consummate this Plan.

D.	Substantial Consummation

“Substantial Consummation” of this Plan, as defined in section 1101(2) of the Bankruptcy Code, shall be deemed to occur on the Effective Date.

E.	Effect of Non-Occurrence of Conditions to the Effective Date

If the Effective Date does not occur, then: (1) this Plan shall be null and void in all respects; (2) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount certain of any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by this Plan and any document or agreement executed pursuant to this Plan, shall be deemed null and void; and (3) nothing contained in this Plan or the Disclosure Statement shall (a) constitute a waiver or release of any Claims or rights of the Plan Proponents, (b) prejudice in any manner the rights of the Debtors or any other Person or Entity, or (c) constitute a representation, acknowledgement, offer or undertaking of any sort by the Debtors or any other Person or Entity.

ARTICLE X.

MODIFICATION, REVOCATION OR WITHDRAWAL OF THIS PLAN

A.	Modification and Amendments

Subject to the limitations contained herein, the Plan Proponents reserve the right (subject to the Lock-Up Agreement and the Private Placement Agreement) to modify this Plan and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan (including, for the avoidance of doubt, repaying in full in Cash all Allowed Secured Funded Debt Claims in Cash, at the election of CGG, pursuant to a refinancing to occur on or prior to the Effective Date at the latest (but in any event, after the date of entry of the French Plan Sanction Order)). Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in this Plan, the Plan Proponents expressly reserve their rights, with the consent of the Ad Hoc Committees, to alter, amend or materially modify this Plan with respect to the Debtors, one or more times, after Confirmation, and, to the extent necessary, may initiate proceedings in the Court to so alter, amend or modify this Plan, or remedy any defect or omission, or reconcile any inconsistencies in this Plan, the Disclosure Statement or the Confirmation Order as may be necessary to carry out the purposes and intent of this Plan.

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B.	Effect of Confirmation on Modifications

Entry of the Confirmation Order shall mean that all modifications or amendments to this Plan occurring after the solicitation thereof, with the consent of the Ad Hoc Committees, are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C.	Revocation or Withdrawal of This Plan

The Debtors reserve the right, with the consent of the Ad Hoc Committees, to revoke or withdraw this Plan prior to the Confirmation Date. If the Debtors revoke or withdraw this Plan, or if Confirmation and Consummation does not occur, then: (1) this Plan shall be null and void in all respects; (2) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount certain of any Claim or Class of Claims), assumption of Executory Contracts or Unexpired Leases effected by this Plan and any document or agreement executed pursuant to this Plan, shall be deemed null and void; and (3) nothing contained in this Plan shall (i) constitute a waiver or release of any Claims, (ii) prejudice in any manner the rights of the Debtors or any other Entity, including the Holders of Claims or the Non-Debtors, or (iii) constitute an representation, acknowledgement, offer or undertaking of any sort by the Debtors or any other Entity, including the Non-Debtors.

ARTICLE XI.

RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Court shall retain jurisdiction over the Chapter 11 Cases and all matters, arising out of, or related to, the Chapter 11 Cases and this Plan, including jurisdiction to:

1.

allow, disallow, determine, liquidate, classify, estimate or establish the priority, Secured or unsecured status, or amount of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or unsecured status, priority, amount or allowance of Claims;

2.

decide and resolve all matters related to the granting and denying, in whole or in part, of any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or this Plan;

3.

resolve any matters related to: (a) the assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which a Debtor is a party or with respect to which a Debtor may be liable in any manner and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims; (b) any dispute regarding whether a contract or lease is or was executory or expired; and (c) any other issue related to an Executory Contract or Unexpired Lease.

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4.	ensure that distributions to Holders of Allowed Claims and Interests are accomplished pursuant to the provisions of this Plan;

5.

adjudicate, decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6.	adjudicate, decide or resolve any and all matters related to Causes of Action;

7.	adjudicate, decide or resolve any and all matters related to section 1141 of the Bankruptcy Code;

8.

enter and implement such orders as may be necessary or appropriate to execute, implement or consummate the provisions of this Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with this Plan or the Disclosure Statement;

9.	enter and enforce any order for the sale of property pursuant to section 363, 1123 or 1146(a) of the Bankruptcy Code;

10.

resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with the Consummation, interpretation or enforcement of this Plan or any Entity’s obligations incurred in connection with this Plan;

11.	issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of this Plan;

12.

resolve any cases, controversies, suits, disputes or Causes of Action with respect to the settlements, compromises, discharges, releases, injunctions, exculpations and other provisions contained in Article VIII of this Plan, and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;

13.	resolve any cases, controversies, suits, disputes or Causes of Action with respect to the payment of General Unsecured Claims by the Debtors or the Reorganized Debtors;

14.	enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

15.

determine any other matters that may arise in connection with or relate to this Plan, the Disclosure Statement, the Confirmation Order or the Plan Supplement; provided, however, that the Court shall not retain jurisdiction over disputes (a) concerning documents contained in the Plan Supplement that have a jurisdictional, forum selection or dispute resolution clause that refers disputes to a different court or (b) concerning the Safeguard Plan;

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16.	adjudicate any and all disputes arising from or relating to distributions under this Plan or any transactions contemplated herein, subject to the proviso in sub-paragraph 15 above;

17.	consider any modifications of this Plan, to cure any defect or omission or to reconcile any inconsistency in any Court order, including the Confirmation Order;

18.	determine requests for the payment of Claims entitled to priority pursuant to section 507 of the Bankruptcy Code;

19.	hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

20.	grant any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code;

21.	hear and determine all disputes involving the existence, nature or scope of the release provisions set forth in this Plan;

22.	enforce all orders previously entered by the Court;

23.	hear any other matter not inconsistent with the Bankruptcy Code;

24.	enter an order concluding or closing the Chapter 11 Cases;

25.

hear, determine, and resolve any cases, matters, controversies, suits, disputes or Causes of Action in connection with or in any way related to the Chapter 11 Cases, including with respect to the settlements, compromises, discharges, releases, injunctions, exculpations and other provisions contained in Article VIII of this Plan, and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions; and

26.	enforce the injunction, release and exculpation provisions set forth in Article VIII of this Plan.

ARTICLE XII.

MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of this Plan, the final versions of the documents contained in the Plan Supplement and the Confirmation Order shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors and any and all Holders of Claims or Interests (regardless of whether such Claims or Interests are deemed to have accepted or rejected this Plan), all Entities that are parties to or are subject to the settlements, compromises, releases and injunctions described in this Plan, each Entity acquiring property under this Plan or the Confirmation Order and any and all non-Debtor parties to

64

Executory Contracts and Unexpired Leases with the Debtors. All Claims and debts shall be as fixed, adjusted or compromised, as applicable, pursuant to this Plan regardless of whether any Holder of a Claim or debt has voted on this Plan.

B.	Additional Documents

On or before the Effective Date, the Debtors may File with the Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan. The Debtors and all Holders of Claims receiving distributions pursuant to this Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

C.	Reservation of Rights

Except as expressly set forth in this Plan, this Plan shall have no force or effect unless the Court shall enter the Confirmation Order. Neither this Plan, any statement or provision contained in this Plan, nor any action taken or not taken by any Debtor with respect to this Plan, the Disclosure Statement, the Confirmation Order or the Plan Supplement waives any rights of the Plan Proponents with respect to the Holders of Claims or Interests prior to the Effective Date.

D.	Successors and Assigns

The rights, benefits and obligations of any Entity named or referred to in this Plan or the Confirmation Order shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiary or guardian, if any, of each Entity.

E.	Service of Documents

Any pleading, notice or other document required by this Plan to be served on or delivered shall be served by first class or overnight mail:

If to the Debtors or the Reorganized Debtors:

CGG S.A.

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris, France

Fax: +33 1 64 47 34 29

E-mail:         beatrice.place-faget@CGG.com

Attention:     General Counsel

With copies to:

Linklaters LLP

25 rue de Marignan

75008 Paris, France

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Fax: +33 1 43 59 41 96
E-mail:	luis.roth@linklaters.com
kathryn.merryfield@linklaters.com
aymar.demauleon@linklaters.com

Attention:	Luis Roth
Kathryn Merryfield
Aymar de Mauléon

- and -

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Fax: +1 212 492 0545

E-mail:	akornberg@paulweiss.com
bhermann@paulweiss.com
lshumejda@paulweiss.com
ctobler@paulweiss.com

Attention:	Alan W. Kornberg
Brian S. Hermann
Lauren Shumejda
Claudia R. Tobler

- and -

With copies to the Ad Hoc Secured Lender Committee to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Fax: +1 212 446 4900

E-mail:	Stephen.hessler@kirkland.com
anthony.grossi@kirkland.com

Attention:	Stephen E. Hessler, P.C.
Anthony Grossi

- and -

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With copies to the Ad Hoc Senior Noteholder Committee to:

Willkie Farr & Gallagher LLP 787 Seventh Avenue
New York, NY 10019
Fax: +1 212 728 8111

E-mail:	jlongmire@willkie.com
weguchi@willkie.com
jkim@willkie.com

Attention:	John C. Longmire
Weston T. Eguchi
Ji Hun Kim

F.	Term of Injunctions or Stays

Unless otherwise provided in this Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to section 105 or 362 of the Bankruptcy Code or any order of the Court, and existing on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in this Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

G.	Entire Agreement

Except as otherwise indicated, this Plan, the Confirmation Order, the Safeguard Plan, the Restructuring Documents, the Plan Supplement and documents related thereto supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into this Plan.

H.	Exhibits

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of this Plan as if set forth in full in this Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at https://cases.primeclerk.com/cggsa/ or the Court’s website at http://www.nysb.uscourts.gov/. To the extent any exhibit or document is inconsistent with the terms of this Plan, unless otherwise ordered by the Court, the non-exhibit or non-document portion of this Plan shall control.

I.	Nonseverability of Plan Provisions

If, prior to Confirmation, any term or provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Debtors, may alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable,

67

consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such terms or provision shall then be applicable as altered or interpreted; provided, however, that any such alteration or interpretation shall be acceptable to the Debtors and the Ad Hoc Committees and the remainder of the terms and provisions of this Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to this Plan and may not be deleted or modified without the Debtors’ consent; and (3) nonseverable and mutually dependent.

J.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Plan Proponents will be deemed to have solicited votes on this Plan in good faith and in compliance with the Bankruptcy Code, and, pursuant to section 1125(e) of the Bankruptcy Code, the Plan Proponents and each of the Lock-Up Agreement Support Parties and each of their respective Affiliates, agents, representatives, members, principals, equity holders (regardless of whether such interests are held directly or indirectly), officers, directors, partners (including both general and limited partners) managers, employees, advisors (including investment advisers) and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under this Plan, and, therefore, neither any of such parties or individuals or the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on this Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under this Plan.

K.	Closing of Chapter 11 Cases

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Cases, File with the Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Court to close the Chapter 11 Cases.

[Signature pages follow.]

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Respectfully submitted, as of the date first set forth above by CGG as a Plan Proponent and the Debtors,

Dated: August 25, 2017	CGG HOLDING (U.S.) INC.
New York, New York	(for itself and on behalf of each of its subsidiary
debtors as Debtors and Debtors in Possession)

/s/ Chad Meintel
Chad Meintel
Head of Legal Affairs – North America CGG Holding (U.S.) Inc.

CGG HOLDING B.V.
(for itself and on behalf of each of its subsidiary
debtors as Debtors and Debtors in Possession)

/s/ Beatrice Place-Faget
Beatrice Place-Faget
Managing Director
CGG Holding B.V.

CGG S.A.

/s/Jean-Georges MALCOR
Jean-Georges MALCOR
Chief Executive Officer
CGG S.A.

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REVISED DISCLOSURE STATEMENT

EXHIBIT B

Safeguard Plan – English Translation

City of New York, State of New York, County of New York

I, Angela Lo, hereby certify that the document “the Safeguard Plan of CGG” is, to the best of my knowledge and belief, a true and accurate translation from English into French.

Angela Lo

Sworn to before me this

August 7, 2017

Signature, Notary Public

Stamp, Notary Public

LANGUAGE AND TECHNOLOGY SOLUTIONS FOR GLOBAL BUSINESS

THREE PARK AVENUE, 39TH FLOOR, NEW YORK, NY 10016 | T 212.689.5555 | F 212,689,1059 | WWW.TRANSPERFECT.COM

OFFICES IN 90 CITIES WORLDWIDE

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Safeguard proceedings: CGG

Commercial Court of Paris

Opening ruling: 14 June 2017

N° P.C.: P201701575

Supervising Judge: M. Jean-Pierre Bégon-Lours

Judicial Administrator: SELARL FHB, acting through Maître Hélène Bourbouloux

Creditors’ Representative: SELAFA MJA, acting through Maître Lucile Jouve

Work Council’s Representatives: Ms. Irène Huard and Mr. Thibaut Allemand

DRAFT SAFEGUARD PLAN OF CGG (articles L.626-1 et seq. of the French Code of Commerce)

Prepared by CGG S.A. with the assistance of SELARL FHB,

acting through Maître Hélène Bourbouloux, judicial administrator

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Table of Contents

		Page

1	The CGG Group	5

1.1	Acquisition of contract data	5

1.2	Geology, Geophysics and Reservoir (or “GGR”)	6

1.3	Equipment	6

2	Key figures of the CGG Group	7

3	The company CGG (the “Company”)	7

3.1	Presentation of the Company	7

3.2	Key figures of the Company	8

4	Structure of the financial debt	8

4.1	Financing arrangements entered into by the Company	8

4.2	Financing at the level of CGG Holding (US) Inc., indirect subsidiary of the Company	10

4.3	Funding of the Norwegian Marine Segment	10

5	Main operational guarantees granted by the Company	11

B.	Nature and origin of the difficulties encountered and operational restucturing measures implemented	11

1	A very difficult market	11

2	The Strategic Transformation Plan	11

3	The restructuring of the marine branch	12

4	The necessary financial restructuring	14

C.	The opening of mandat ad hoc proceedings and the agreement in principle reached in this context	14

1	The appointment of the mandataire ad hoc and the conduct of the negotiations	14

2	The Agreement in Principle reached within the framework of the Mandat Ad Hoc and the execution of the Lock-up Agreement	15

D.	Opening of the Safeguard Proceedings in order to implement the Lock-up Agreement	16

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1	The opening of Safeguard Proceedings and of the US proceedings	16

2	The application for recognition of the Safeguard Proceedings in the United States through “Chapter 15” proceedings	17

3	The necessary coordinated protection of the foreign guarantor and borrower companies of the CGG Group	17

4	Milestones of the Restructuring	18

Presentation of the Draft Safeguard Plan		19

1	Definitions	19

2	Objectives pursued by the Draft Safeguard Plan as set out by the Lock-up Agreement	26

3	Description of the industrial and social aspects of the Draft Safeguard Plan	27

4	Description of the financial aspect of the Draft Safeguard Plan	27

4.1	Summary of the Company’s liabilities as at the Opening Ruling	27

4.2	General Principles	28

	4.2.1 Currency conversions	28

	4.2.2 Company’s liabilities included in the Draft Safeguard Plan	28

	4.2.3 Constitution of the creditors’ committees	29

4.3	Terms and conditions of the discharge of liabilities of each type of financial creditors	30

	4.3.1 Treatment of the liabilities under the French RCF	30

	4.3.2 Treatment of the liabilities under the Senior Notes	36

	4.3.3 Treatment of the liabilities under the Convertibles Bonds	41

	4.3.4 Liabilities in respect of the guarantees under the US RCF and the TLB 2019	43

	4.3.5 Liabilities in respect of the intragroup claims held by the Guarantor Companies under Chapter 11 under the guarantees granted by those under the Secured Loans and the Senior Notes	43

4.4	New Money provision	45

	4.4.1 Rights Issue with PSR	45

	4.4.2 New Second Lien Notes Issue with Warrants #3	47

	4.4.3 Use of proceeds of the Rights Issue with PSR and the New Second Lien Note Issue	52

4.5	Share Capital Reduction of the Company and treatment of Historical Shareholders	53

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	4.5.1 Share Capital Reduction of the Company	53

	4.5.2 Treatment of the shareholders: grant of free Warrants #1	53

4.6	Coordination Warrants Issue	54

4.7	Terms and conditions similar for certain instruments issued within the framework of the Restructuring	55

	4.7.1 Terms and conditions of the new Shares	55

	4.7.2 Terms and conditions similar for the Warrants issued as part of the Restructuring	55

	4.7.3 Rounding rules and treatment of fractional instruments	56

	4.7.4 Rules relating to the issuance and subscription of certain securities	57

5	Governance of the Company after completion of the Restructuring	57

6	Summary of the steps and implementation transactions of the Restructuring	58

7	Duration of the Safeguard Plan	59

8	Approval and sanctioning of the Safeguard Plan	59

9	Conditions precedent to the sanctioning of the Draft Safeguard Plan	59

10	Conditions precedent to the implementation of the Safeguard Plan	59

11	Unenforceability of transfers made in breach of the Safeguard Plan	60

12	Supervision of the implementation of the Safeguard Plan	60

12.1	Judicial Administrator, Court-appointed trustee supervising the implementation of the Safeguard Plan and mandataire ad hoc	60

	12.1.1 Judicial Administrator	60

	12.1.2 Court-appointed trustee supervising the implementation of the Safeguard Plan	61

	12.1.3 Mandataire ad hoc	61

12.2	Payment of the creditors	61

12.3	Challenge, sanction and implementation of the Safeguard Plan	61

12.4	Potential amendments to the Safeguard Plan	61

13	Persons liable for the implementation of the Safeguard Plan	62

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Introduction

A.	Presentation of the CGG Group and of CGG S.A. (the “Company”)

1	The CGG Group

The CGG Group is an international group, world leader in geophysical services and equipment, founded in 1931. It specializes in geosciences, geological, geophysical and geoseismic research of subsurface resources evaluation, necessary particularly in the hydrocarbon (oil and gas) exploration – production sector and natural resources.

The CGG Group was gradually developed, through acquisitions, to become today the first global geosciences provider, with activity in 3 important centers: (i) contract data acquisition, (ii) geology, geophysics and reservoir, and (iii) equipment.

It has generated a revenue of USD 1,195,500,0001 in 2016 and employed, as of April 30, 2017, 5,766 employees throughout the world, 1,393 of those in France.

1.1	Acquisition of contract data

The contract data acquisition activity includes geophysical acquisition of seismic and multi-physics data services, ranging from land and marine acquisition to airborne acquisition or to seabed acquisition, these services being performed directly by the CGG Group or through joint-ventures.

(i)	Marine acquisition

Regarding its marine seismic data acquisition branch, the CGG Group, through its Norwegian subsidiaries, uses a fleet of vessels equipped with compressed air sources (airguns) and submersible cables (streamers) several kilometers long, enabling them to conduct seabed seismic studies.

The CGG Group no longer fully owns vessels, except for the vessel “Geowave Voyager”, asset held for sale, following the out-of-court restructuring of its fleet finalized in April 2017, as described in detail in section B.3. of the Introduction hereinafter.

(ii)	Land and multi-physics acquisition

Land acquisition activity is mainly aligned on the high added-value acquisition of seismic data (in the desert, jungle or transition areas) or areas that require specific technologies.

Regarding the multi-physics activity, it combines the seismic marine or land data acquisition and processing services with an airborne activity (through airplanes and helicopters) to collect, then interpret non-seismic data regarding the earth’s surface, rocks and subsurface.

The group operates based on two complementary commercial approaches, either with an exclusive contract with a client, or based on an approached called “multi-clients”, the clients pre-financing a portion of the acquisition of data, of which CGG remains the owner.

[1]	Extracts from the Company’s Reference Document for the fiscal year 2016 – Annex 1

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1.2	Geology, Geophysics and Reservoir (or “GGR”)

The GGR center ensures the processing, imaging and interpretation of geological and geophysical data collected to make high quality images using its high-power computing capabilities and its proprietary algorithms. Those images are stored in image libraries, and either directly sold to the group’s clients, or proposed through the sale of multi-client studies.

The Group also proposes to its clients the sale of seismic data processing and interpretation and reservoir characterization and modeling software, as well as the management, storing and exploitation of data of all types.

The Group has additionally developed a range of geology and geophysics counseling services.

1.3	Equipment

The CGG Group manufactures its seismic equipment through its Sercel center, first global supplier of land and marine geophysics equipment. Sercel designs, manufactures, sells and ensures after-sales service of its seismic data recording equipment (geophones, streamers, recorders, vibrator vehicles, airguns…), as well as the training of their users worldwide. Sercel also provides integrated solutions to its clients.

Sercel mainly exploits six industrial manufacturing sites located in Nantes and Saint-Gaudens (France), Houston and Tulsa (United States), Krimpen aan de Lek (the Netherlands) and Singapore, in addition to two French sites dedicated to well tools and undersea instrumentation respectively, located in Toulouse and Brest.

The majority of Sercel center’s revenues is generated from external companies of the Group. However, it is part of the group’s offer, which not only purchases its seismic equipment from the Sercel center, but also includes the design itself of the sensors and equipment in the global solution proposals offered to its clients. The integration of the three lines of business of the group is a key factor of differentiation on the market.

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2	Key figures of the CGG Group

The main key figures of the CGG Group available to date are as follows:

Amounts in millions of USD	2015 (figures of the fiscal year ending on 12/31/2015)	2016 (figures of the fiscal year ending on 12/31/20162)	Progress
Revenue	2,100.9	1,195.5	-43.1%
Gross margin	285.1	(53.5)	-118.7%
Operating profit/loss	(1,157.6)	(396.5)	+65.7%
Cost of net financial debt	178.5	174.2	-2.4%
EBITDA[3]	452.8	273.6	-39.6%
Consolidated net profit/loss	(1,446.2)	(576.6)	+60.1%

3	The company CGG (the “Company”)

3.1	Presentation of the Company

The Company (formerly called “Compagnie Generale de Geophysique Veritas”) is the holding company of the CGG Group (Kbis extract, Annex 2). It has been listed on the Paris Stock Exchange since 1981 and on the New York Stock Exchange since 1997.

Its purpose is to own shares in other companies of the Group, and to ensure their administrative, financial, accounting, legal, fiscal management, in addition to human resources management.

It currently employs 30 employees.

On July 1, 2017, the main shareholders of the Company were the following4:

•	Bpifrance Participations: 9.35% / 10.80%;

•	AMS Energie: 8.30% / 8.08%;

•	DNCA: 7.94% / 7.72%;

•	IFP Energies Nouvelle: 0.49% / 0.47% (acting together with Bpifrance Participations);

•	Own shares: 0.11% / 0%;

•	FCPE “CGG Actionnariat” (CGG Shareholders): 0.0012% / 0.0024%; and

•	Public: 73.03% / 71.27%.

[2]	Extracts from the Company’s Reference Document for the fiscal year 2016 – Annex 1
[3]	Including restructuring costs under the Strategic Transformation Plan as described in paragraph B.2. of the Introduction
[4]	Percentages of capital ownership / voting rights.

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As the Group’s holding company, the Company does not have own resources other than the payment of dividends of its subsidiaries, the payment of interest as cash advances and intragroup loans, as well as the payment for the provision of intragroup services.

3.2	Key figures of the Company

Amounts in million Euros	2015 (figures of the fiscal year ending on 12/31/2015)	2016 (figures of the fiscal year ending on 12/31/20165)	Progress
Revenue	74	49.1	-33.6%
Gross operating profit	(43.3)	(31.7)	+26.8%
Operating profit/loss	(47.8)	(42.5)	+11%
Financial profit/loss	586.5	(826.8)	-241%
Cost of net financial debt	(35.9)	(40.3)	-12.2%
Net profit/loss	606.3	(841)	-238.7%

The Company’s large net loss in 2016 is connected to the significant deterioration of the financial revenue, which results from the very low dividend payments of its subsidiaries and depreciation of the shares it holds.

4	Structure of the financial debt

In order to ensure the financing of its activity, the CGG Group entered into a specific number of loans, the majority of which benefit from securities and guarantees granted by the leading companies of the CGG Group, including, in particular, the Company.

Annex 3 presents a simplified organization chart of the CGG Group with its main related financings, securities and guarantees.

4.1	Financing arrangements entered into by the Company

The Company has entered into the following agreements:

(i)

a revolving credit agreement entitled “Multicurrency Revolving Facility Agreement”, entered into on July 31, 2013 for an initial amount in principal of USD 325,000,000, reduced to approximately USD 300,000,000, currently drawn in full and due to be paid back to the amount of USD 25,000,000 at the end of July 2017, and at the latest on July 15, 2018 for the remaining amount (hereinafter the “French RCF”);

(ii)	two issues of convertible bonds, namely:

[5]	Extracts from the Company’s Reference Document for the fiscal year 2016 – Annex 1

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•

an issue of convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes - OCEANE) on November 20, 2012 for a total initial amount of 360,000,000 Euros, reduced to approximately 34,900,000 Euros (following an exchange transaction with convertible bonds (OCEANE) which mature in 2020) due on January 1, 2019,

•	an issue of convertible bonds (OCEANE) on June 26, 2015 for a total initial amount of 325,100,000 Euros, due on January 1, 2020,

(together, hereinafter the “Convertible Bonds”).

(iii)	several high-yield “senior” note issuances under US law, namely:

•	a note issuance dated April 23, 2014 maturing on May 15, 2020 for a total amount of 400,000,000 Euros, bearing interest at a rate of 5.875% (the “2020 Senior Notes”)

•	a note issuance dated May 31, 2011 maturing on June 1, 2021 for a total initial amount of USD 650,000,000[6] bearing interest at a rate of 6.5% (the “2021 Senior Notes”); and

•	a note issuance dated May 1, 2014 maturing on January 15, 2022 for a total initial amount of USD 500,000,000 bearing interest at a rate of 6.875% (the “2022 Senior Notes”);

(together, hereinafter, the “Senior Notes”).

It being specified that:

•

the French RCF is guaranteed by the main companies of the CGG Group, and by a certain number of security interests granted by the Company and some of its subsidiaries (including securities account pledges over the shares of the main subsidiaries of the Company);

•	the Senior Notes essentially benefit from the same guarantees as those granted by the companies of the CGG Group under the French RCF (but do not benefit from any security interests);

•	the Convertible Bonds do not have any securities or guarantees.

(iv)

A leasing contract to finance the operational headquarters of its subsidiary CGG Services SAS located in Massy will mature on October 1, 2022 for a total amount of 75,130,000 Euros, with an outstanding balance at June 14, 2017 of approximately 52,246,029 Euros.

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It being specified that such amount has evolved as a result of (i) the conversion of a portion of those notes into the TLB 2019, and (ii) the additional issuance of 2021 Notes for an amount of USD 70.7 million on January 20 and March 13, 2017 within the framework of the renegotiation of the charter agreements of the vessels “Viking Vanquish”, “Oceanic Phoenix”, “Pacific Finder” and “Oceanic Champion”

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As of June 14, 2017, the summary of the liabilities of the Company (excluding intra-group liabilities) is thus established as follows:

Liability	Aggregate principal amount excluding accrued interest (as at 06/14/2017)	Guarantees and securities
“Bank” liabilities
French RCF (EUR)	124,600,000 EUR	Guarantees and security interests
French RCF (USD)	160,000,000 USD	Guarantees and security interests
Bondholders liabilities
2020 Senior Notes	400,000,000 EUR	Guarantees
2021 Senior Notes	675,625,000 USD	Guarantees
2022 Senior Notes	419,636,000 USD	Guarantees
2019 Convertible Bonds	34,933,351.68 EUR	/.
2020 Convertible Bonds	325,165,550.10 EUR	/.
Liabilities with respect to guarantees granted
US RCF	161,933,711 USD	Guarantees and security interests
TLB 2019	337,845,968.75 USD	Guarantees and security interests
Leasing
Massy Leasing	50,246,029.25 EUR	/.
Operating liabilities
Operating guarantees[7]	781,896,522.44 EUR	/.
Other operating liabilities	3,265,995.70 EUR

4.2	Financing at the level of CGG Holding (US) Inc., indirect subsidiary of the Company

The CGG Holding (US) Inc. company has entered into the following loans:

(i)

a revolving credit facility agreement entitled “Credit Agreement” dated July 15, 2013 for an initial amount of USD 165,000,000, currently drawn in full and repayable at the latest on July 15, 2018 (hereafter the “US RCF”); and

(ii)

a bullet loan agreement entitled “Term Loan Credit Agreement” dated November 19, 2015 for an initial amount of USD 342,122,500, with an outstanding amount of approximately USD 337,846,000, repayable at the latest on May 15, 2019 (hereafter the “TLB 2019”);

It is specified that these two loans benefit from the same security interests as the French RCF (together with the US RCF and the TLB 2019, the “Secured Loans”) and essentially from the same guarantees, other than the guarantee granted by the Company.

4.3	Funding of the Norwegian Marine Segment

[7]	Annex 4, USD/EUR Reuters exchange rate applicable at midday (Paris time) on June 14, 2017 of 1 Euro = USD 1.1206

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In order to ensure the funding of the acquisition of certain vessels from the CGG Group, CGG Geo Vessels AS had entered into a credit agreement on July 1, 2013 for a total amount of approximately USD 200,000,000, amended and increased to USD 250,000,000 on December 16, 2014, with an outstanding balance due on December 31, 2016 of USD 190,000,000 (hereinafter the “Nordic Loan”), which was notably guaranteed by the Company as well as secured by security interests over the financed assets (vessels).

In the framework of the restructuring of the marine segment detailed in section B.3., CGG Geo Vessels AS is no longer part of the consolidated perimeter, in such a way that the Nordic Loan is no longer recorded in the financial debt of the group; it being specified that the Company is no longer a guarantor thereof.

5	Main operational guarantees granted by the Company

In addition to the financial indebtedness, the Company has entered into a number of commitments related to the operational guarantees it has granted, including guarantees and counter-guarantees granted by the Company (e.g. performance guarantees, or counter-guarantees for bank guarantees...) necessary to the group in the framework of its operational activity. These guarantees amounted to approximately 781,896,522.44 Euros at June 14, 2017 (Annex 4).

B.	Nature and origin of the difficulties encountered and operational restructuring measures implemented

1	A very difficult market

The business volume of the CGG Group is dependent on the level of investments made by its customers in the field of exploration and production (oil and gas), which is directly impacted by the fluctuations in the price of a barrel of crude oil.

However, the price of a barrel has continued to drop since 2013 to reach low levels not anticipated by analysts. Between 2014 and 2015, the price of Brent thus dropped by 45%.

The market conditions remained difficult in 2016 and in the first half of 2017, with no prospect of a short-term recovery.

2	The Strategic Transformation Plan

Given the unprecedented decline in the market since the end of 2013, the CGG Group has implemented a “Strategic Transformation Plan” to address the changing customer demand.

The implementation of this operational restructuring plan, which was completed at the end of 2016, resulted, in particular, in the reshaping of the fleet of owned vessels (from 18 at the end of 2013 to 6 as at March 31, 2017, before the restructuring of the marine branch, as set out below), the repositioning of the group in high value-added market segments, such as the GGR or Equipment division, the departure of 3,700 employees, as well as in an enhanced control of costs due to a rigorous cash management (64% reduction in marine costs, 54% in overhead costs) and a reduction by more than half of the Group’s investments.

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This operational restructuring plan was financed in part by a capital increase in February 2016 for a gross amount of approximately Euros 350,000,000.

3	The restructuring of the marine branch

In a stagnant market, the CGG Group was suffering from overcapacity in marine acquisition, despite the large reduction of its fleet, its needs being of the order of 5 vessels, compared to the 16 vessels to which the group had access on March 31, 2017 (6 own vessels, 4 vessels held through joint ventures and 6 chartered vessels). In this context, the group had been forced to cold-stack its own vessels, as well as some chartered vessels.

In addition, it appeared that the charter rate of the vessels as agreed at the time of the charter contracts (approximately USD 45,000 per day on average) were well above the market prices (in the order of USD 25,000 per day), it being understood that the group was not able to terminate these contracts under acceptable terms.

After long discussions started in the summer of 2016, the CGG Group managed to successfully restructure its marine branch as follows:

(i)	Proactive management of certain vessel charter costs

On January 20, 2017, the Company and its indirect subsidiary Exploration Investment Resources II AS (“EIR II”) entered into several agreements with the owners of cold-stacked seismic vessels, namely the Pacific Finder, the Oceanic Phoenix and the Viking Vanquish, in order to significantly reduce the amounts owed under the relevant charter agreements. In exchange, the Company issued a new tranche of 2021 Senior Notes for an amount of USD 58.6 million subscribed by the relevant charter counterparties. With regard to the Pacific Finder, it was returned to its owner, PT Swire Altus Shipping, on March 7, 2017. On March 13, 2017, a similar agreement was entered into with respect to an operated seismic vessel, the Oceanic Champion. In this context, the Company issued a new tranche of 2021 Senior Notes for an amount of USD 12.1 million which were subscribed by the relevant charter counterparty.

(ii)	Fleet ownership changes

In April 2017, the CGG Group entered into agreements with Eidesvik Shipping AS (“Eidesvik”), the lenders under the Nordic Loan and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) (two entities in which the CGG Group previously directly held 49% stakes), which respectively own the Oceanic Vega and the Oceanic Sirius (the “X-bow Vessels”), in order to change the ownership structure of its marine fleet and restructure the related financial obligations under the Nordic Loan (the “Marine Fleet Restructuring”).

Under these new arrangements, Global Seismic Shipping AS (“GSS”), a new company organized under the laws of Norway and 50% owned by the CGG Group (through its subsidiary, EIR II) and 50% owned by Eidesvik, holds (i) CGG Geo Vessels AS (renamed Geo Vessels AS), a subsidiary formerly wholly owned by the CGG Group, and which owns five cold-stacked vessels (Geo Coral (having been re-rigged), Geo Caribbean, Geo Celtic, CGG Alizé and Oceanic Challenger), and (ii) ESV and OSV.

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As part of the Marine Fleet Restructuring, the charter agreements for the X-bow Vessels were amended to, in particular, reduce the charter day-rate to a rate in line with the prevailing market rate (approx. USD 25,000/day) in exchange for an extension of the charter agreements’ duration and payment of a lump sum to ESV and OSV. Through its subsidiary, CGG Services SAS, the CGG Group continues to charter the X-bow Vessels from ESV and OSV, respectively, under the amended charter agreements.

The marine Fleet Restructuring has also enabled the CGG Group to terminate the charter agreement with regard to the Viking Vanquish, which had been cold-stacked, in exchange for a cash payment of a settlement amount to its owner, Eidesvik.

Lastly, through CGG Services SAS, the CGG Group also entered into an umbrella agreement with Geo Vessels AS to benefit from reduced charter costs in the future, consistent with the current market level, mainly through the re-profiling of the reimbursement schedule of the debt related to the vessels, together with an extension of the vessel employment commitments to ten years through charters of a duration of no more than 12 months.

The Company provided parent guarantees in respect of the obligations of CGG Services SAS under this umbrella agreement and bareboat charters thereunder (and any of its subsidiaries which enters into a charter under the umbrella agreement) and also under the charter agreements entered into with ESV and OSV.

(iii)	Restructuring of the Nordic Loan

The maturity of the Nordic Loan has been extended by 7.25 years, it being noted that Geo Vessels AS, which has been removed from the consolidated perimeter of the CGG Group, remains borrower thereunder. As a consequence, it is no longer consolidated, reducing the gross debt of the CGG Group by USD 182.5 million (which corresponds to the principal amount under the Nordic Loan outstanding as at March 31, 2017). Lastly, the Nordic Loan is no longer guaranteed by the Company or CGG Marine Resources Norge AS.

This restructuring made thus possible to reduce the costs of the vessels charters paid by the CGG Group, to optimize their use and to pool their costs through a company co-owned with the Eidesvik group, and to deconsolidate the Nordic Loan.

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4	The necessary financial restructuring

Despite all these operational efforts, it appeared that the CGG Group’s debt was no longer in line with its financial capacities, in a stagnant market that continues to weigh on business volume and prices.

On June 14, 2017, the debt of the Company amounted, excluding guarantees and financial lease, to nearly USD 2.36 billion.

The group does not envisage a short-term recovery and expects operating income in 2017 to be close to that achieved in 2016, although with a weaker cash-flow generation.

The multi-client activities, the data processing and the analysis of the reservoirs, around which the market is currently concentrated, no longer make it possible in particular to generate sufficient financial leeway in a highly competitive environment and with no prospect of recovery in the short term; in which the CGG Group is suffering and which had to meet major financial deadlines, in the amount of approximately USD 152.2 million8 between May and December 2017:

In this very challenging market, the CGG Group has remained mobilized to continue to offer the best seismic and geophysical engineering services to its clients.

C.	The opening of ad hoc mandate proceedings and the agreement in principle reached in this context

1	The appointment of the ad hoc representative and the conduct of the negotiations

In this context, the Company began discussions with all stakeholders in their various jurisdictions in order to come to a comprehensive financial restructuring solution aimed at adapting the level of debt and financial expenses of the group to its volume of activities and thus ensure its sustainability.

Given the number of stakeholders, the complexity of the CGG Group’s financial structure and the size of the proposed restructuring, the Company requested, on February 27, 2017, the appointment of an ad hoc representative to assist it in its negotiations.

By order of the same day, the President of the Commercial Court of Paris accepted the request of the Company and appointed the SELARL FHB, acting through Maître Hélène Bourbouloux, as ad hoc representative for a period of five months, with the mission “to assist the manager of the company SA CGG, with its registered office at Tour Maine Montparnasse, 33 ave du Maine 75015 Paris, registered under number 969 202 241, in its negotiations with the financial partners, as well as with all interested parties, in particular the shareholders, in order to ensure the continuity of the CGG Group” (hereinafter referred to as the “Ad Hoc Representative”).

[8]	On the basis of an exchange rate of the European Central Bank as at March 31, 2017 of 1 Euro = USD 1.0691

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Numerous meetings were held under the aegis of the Ad Hoc Representative, in the presence of the main interested parties, namely:

•	The Company;

•

Representatives of a majority of secured lenders under the Secured Loans, directly or indirectly representing 52.7% of the total amount in principal under the Secured Loans (including funds or assets managed by the companies Goldman Sachs, Makuria, Och Ziff and T Rowe Price, it being specified that T Rowe Price is no longer part of it, hereinafter the “Ad Hoc Secured Lender Committee”);

•

Representatives of a group of Senior Noteholders, representing approximately 52.4% of their total amount in principal (including funds managed by the companies Alden Global Capital, LLC, Attestor Capital LLP, Aurelius Capital Management, LP, Boussard & Gavaudan Asset Management, LP, Contrarian Capital Management, L.L.C. and Third Point LLC respectively, hereinafter the “Ad Hoc Senior Noteholder Committee”);

•	One of the representatives of each of the Convertible Bondholders; as well as

•

On the one hand, the representatives of the two largest shareholders of the Company, Bpifrance Participations and AMS Énergie, holding respectively approximately 9.4% and 8.3% of the total share capital and respectively approximately 10.8% and 8.1% of the Company’s voting rights, and on the other hand, the companies DNCA Finance and DNCA Invest (together “DNCA”), long-term institutional partner of the Group which holds 5.5% of the total amount in principal of the Senior Notes, approximately 20.7% of the total amount in principal of the Convertible Bonds, and approximately 7.9% of the share capital and 7.7% of the voting rights of the Company.

In this context, and although the Company had sufficient cash on hand to make the payments, the Company chose to use the 30-day grace period provided for in the 2020 Senior Notes and 2021 Senior Notes indentures, during which it can suspend the payment of the interest installments which are due for a maximum period of 30 days. As a consequence, the Company has not paid its interest installments amounting approximately to 11.75 million Euros and USD 21.3 million which were due respectively on May 15, 2017 and June 1, 2017 under the 2020 Senior Notes and the 2021 Senior Notes. Failure to make such payments of those installments by the end of such grace period would result in events of default under both indentures, it being specified that the 30-day grace period related to the 2020 Senior Notes ended on June 14. 2017 at midnight.

2	The Agreement in Principle reached within the framework of the Ad Hoc mandate and the execution of the Lock-up Agreement

On May 12, 2017, the Company informed the market that it had to continue the negotiations with the various groups of creditors and shareholders in order to try and convince them to accept the restructuring proposal which was already supported by some of the creditors (press release dated May 12, 2017, Annex 5).

At the conclusion of long negotiations under the aegis of the Ad Hoc Representative, an agreement in principle was eventually reached between the Company, the Ad Hoc Secured Lender Committee, the Ad Hoc Senior Noteholder Committee and DNCA on June 1, 2017 (the “Agreement in Principle”) (Press release dated June 2, 2017, Annex 6).

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This Agreement in Principle was further confirmed, slightly amended and detailed in a lock-up agreement (the “Lock-up Agreement”, Annex 7), signed on June 13, 2017, and the purpose of which is also to ensure that the parties will support the implementation of the contemplated restructuring, notably within the framework of a safeguard plan. The signatories of the Lock-up Agreement were in the first instance, and in addition to the Company and some of its subsidiaries, the Ad Hoc Secured Lender Committee, the Ad Hoc Senior Noteholder Committee and DNCA in its capacity as creditor, as it was announced in a press release dated June 14, 2017 (Annex 8).

A Restructuring Support Agreement was also entered into on June 13, 2017 between the Company and DNCA in its capacity as shareholder (the “Restructuring Support Agreement”) (Annex 9). Pursuant to the Restructuring Support Agreement, DNCA has notably undertaken to support the implementation of the contemplated restructuring within the framework of a safeguard plan.

The Lock-up Agreement, which meets the objectives of reducing the Group’s debt and providing financial flexibility, while preserving its integrity, provides:

(i)

The full equitization of (a) the amounts due under the Senior Notes, except for an amount of USD 86 million; and (b) the amounts due under the Convertible Bonds, except for an amount in Euros equivalent to USD 5 million;

(ii)

The exchange of the claims under the existing Secured Loans into 5-year maturity notes with a bullet repayment on maturity; it being specified that a partial upfront pay-down in cash of the Secured Loans is provided, under specific conditions, up to a maximal amount of USD 150 million;

(iii)	Provision of new money (the “New Money”) up to a maximum amount of USD 500 million.

D.	Opening of the Safeguard Proceedings in order to implement the Lock-up Agreement

1	The opening of Safeguard Proceedings and of the US proceedings

In this context, the Company filed a petition with the Commercial Court of Paris to benefit from safeguard proceedings (hereinafter the “Safeguard Proceedings”), which was opened by ruling dated June 14, 2017 (the “Opening Ruling”) (Annex 10).

Pursuant to the Opening Ruling, the Commercial Court of Paris appointed:

•	Mr. Jean-Pierre Bégon-Lours as Supervising Judge;

•	SELARL FHB, acting through Maître Hélène Bourbouloux, as judicial administrator with the mission to supervise the debtor in its management (hereinafter the “Judicial Administrator”);

•	SELAFA MJA, acting through Maître Lucile Jouve, as creditors’ representative (hereinafter the “Creditors’ Representative”).

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2	The application for recognition of the Safeguard Proceedings in the United States through “Chapter 15” proceedings

Since the Senior Notes are governed by the laws of the State of New York and the courts of such State have jurisdiction over any disputes relating thereto, and while most of its creditors are located in the United States, the Company requested to benefit from the provisions of the Chapter 15 of the US Federal Bankruptcy Code in order to have the effects of the Safeguard Proceedings recognized in US territory.

Accordingly, the application to have the Safeguard Proceedings recognized through “Chapter 15” proceedings was filed with the U.S. Bankruptcy Court of the Southern District of New York on June 14, 2017 and such application should be examined during the hearing convened on July 13, 2017.

3	The necessary coordinated protection of the foreign guarantor and borrower companies of the CGG Group

The CGG Group is a highly integrated international group, both operationally and financially.

If the Company carries a significant portion of the Group’s financial debt, the US company CGG Holding (US) Inc., which it owns through CGG Holding BV, is the main debtor under the US RCF and the TLB 2019, and guarantor under the French RCF and the Senior Notes. It should be noted that 15 companies in the Group (all of them being foreign companies, and half of them being located in the United States) have guaranteed the obligations of the Company and of CGG Holding (US) Inc. under their financing (among which three under the Senior Notes only), and that the Group’s main assets are pledged to the benefit of creditors under the French RCF, the US RCF and the TLB 2019.

Thus, the location of debtors and guarantors, the presence of cross-default clauses in the financial documentation and the security interests in place required a comprehensive and coordinated legal protection for the debtor and/or guarantor companies of the CGG Group in order to preserve their value and to make the ongoing restructuring a success.

Within this context, most (non-French) debtors and guarantors applied on June 14, 2017 for the opening of proceedings under Chapter 11 provisions of the Federal Bankruptcy Code before the U.S. Bankruptcy Court of the Southern District of New York, namely CGG Holding BV, CGG Marine BV, CGG Holding I (UK) Ltd, CGG Holding II (UK) Ltd, CGG Holding (US) Inc., CGG Services (US) Inc., Alitheia Resources Inc., Viking Maritime Inc., CGG Land (US) Inc., Sercel Inc., Sercel-GRC Corp, CGG Marine Resources Norge AS, CGG Canada Services Ltd and Sercel Canada Ltd (the “Guarantor Companies under Chapter 11”).

By filing petitions dated June 14, 2017, the Chapter 11 cases under the US Federal Bankruptcy Code were commenced with respect to those companies of the CGG Group.

For the sake of completeness, as Sercel Australia PTY Ltd no longer operates nor has any assets, it has not be placed under “Chapter 11” proceedings. As the case may be, it could be the subject of local insolvency proceedings or of “Chapter 11” proceedings if necessary.

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4	Milestones of the Restructuring

The contemplated Restructuring is set out both in this Draft Safeguard Plan with respect to the Company and in the draft “Chapter 11” plans for the Guarantor Companies placed under “Chapter 11” proceedings, which requires that the Safeguard Proceedings and the “Chapter 11” proceedings be coordinated, with a global timetable taking into account the deadlines and constraints of each procedure.

The main forthcoming milestones for the creditors’ and the shareholders’ consultation, then for the approval of the draft plans by the relevant courts, in accordance with the provisions of the Lock-up Agreement and the annexes thereto, should be as follows:

•	July 28, 2017:

•	Vote of the committee gathering credit institutions and assimilated entities (hereinafter the “Lenders’ Committee”) on the Draft Safeguard Plan; then

•	Vote of the bondholders’ general meeting (the “BGM”), provided that the Draft Safeguard Plan which has been submitted to the Lenders’ Committee has not been amended;

•	October 12, 2017 at the latest: end of the voting period of the classes of creditors affected by the “Chapter 11” draft plans;

•	October 31, 2017 at the latest: approval by the Company’s shareholders’ extraordinary general meeting of the necessary resolutions to implement the Safeguard Plan;

•	November 7, 2017 at the latest: approval by the relevant US Court (Bankruptcy Court of the Southern District of New York) of the draft “Chapter 11” plans;

•	December 7, 2017 at the latest: sanctioning by the Commercial Court of Paris of the Draft Safeguard Plan;

•

February 28, 2018 at the latest: the Restructuring Effective Date, once all the Restructuring transactions (notably including the issuances of the various financial instruments as described in Section 4 of this Draft Safeguard Plan) would have been completed.

This Draft Safeguard Plan details the principles of the proposed Restructuring, as well as the treatment of each type of creditor and shareholder.

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Presentation of the Draft Safeguard Plan

1	Definitions

2020 Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

2021 Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

2022 Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

Accrued Convertible Bond Interest Payment:

means the payment in cash by the Company of the EUR equivalent of an amount of USD 5 million of accrued and unpaid interest in respect of the Convertible Bonds under the conditions described in Section 4.3.3.2 of this Draft Safeguard Plan

Accrued Interest Payments:	means the Accrued Convertible Bond Interest Payment and the Accrued Senior Note Interest Payment

Accrued Senior Note Interest Payment:

means the payment up to an amount of USD 86 million of accrued and unpaid interest in respect of the Senior Notes, it being specified that such payment shall be made in accordance with the choice of each Senior Noteholder either by subscribing to New Second Lien Interest Notes, or in cash over a ten-year period, under the terms described in Sections 4.3.2.2.1 and 4.3.2.2.2 of this Draft Safeguard Plan

Ad Hoc Representative:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

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Ad Hoc Secured Lender Committee:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

Ad Hoc Senior Noteholder Committee:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

Additional Intercreditor Agreement:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan

Agreement in Principle:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 2 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

Backstop Commitments:	shall have the meaning given to it in Section 4.4.2.(b) of this Draft Safeguard Plan

Backstop Commitments by Set-Off:	shall have the meaning given to it in Section 4.4.2.(b) of this Draft Safeguard Plan

Backstop Commitments in Cash:	shall have the meaning given to it in Section 4.4.1.(b) of this Draft Safeguard Plan

Backstop Warrants:

means the Warrants granted for free to the Ad Hoc Senior Noteholder Committee as partial compensation for the Backstop Commitment of the subscription to the issuance of the New Second Lien Notes under the conditions described in Section 4.4.2(b) of this Draft Safeguard Plan

Backstop Warrants Issue:	means the issuance of Backstop Warrants under the conditions described in Section 4.4.2(b) of this Draft Safeguard Plan below

BGM:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Business Day:	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Paris and New York

Commitment Period:	means the period of commitment to the New Second Lien Notes which started on June 27 and ended on July 7, 2017

Company:	means CGG S.A.

Company Debt:	means: i. Convertible Bonds; ii. Senior Notes; and iii. Secured Loans

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Convertible Bond Claim:	means the amount in principal (in EUR) together with accrued and unpaid interest under the Convertible Bonds as of the Reference Date

Convertible Bondholders:	means the holders of the Convertible Bonds

Convertible Bonds:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

Coordination Warrants:

means the Warrants granted for free to the Ad Hoc Senior Noteholder Committee in exchange for their coordination role within the negotiation and the Restructuring process under the conditions described in Section 4.6 of this Draft Safeguard Plan

Coordination Warrants Issue:	means the issuance of Coordination Warrants under the conditions described in Section 4.6 of this Draft Safeguard Plan below

Creditors’ Representative:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Defaulting Senior Noteholder:	shall have the meaning given to it in Section 4.3.2.1. of this Draft Safeguard Plan

DNCA:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

Draft Safeguard Plan:	means this draft safeguard plan and its annexes

Defaulting Convertible Bondholder:	shall have the meaning given to it in Section 4.3.3.1. of this Draft Safeguard Plan

Eligible Senior Noteholders:	shall have the meaning given to it in Section 4.4.2(b) of this Draft Safeguard Plan

Eligibility Reference Date:	shall have the meaning given to it in Section 4.4.2(b) of this Draft Safeguard Plan

Equitization of the Convertible Bond Claim:	means the equitization of the Convertible Bond Claim under the conditions described in Section 4.3.3.1 of this Draft Safeguard Plan

Equitization of the Senior Note Claim:	means the equitization of the Senior Note Claim under the conditions described in Section 4.3.2.1 of this Draft Safeguard Plan

EURIBOR 6 Month Rate

means the Euro interbank offered rate administered by the European Money Markets Institute (or any entity which takes over the administration of that rate) for the period of 6 months displayed (i) on page EURIBOR 01 of the Thomson Reuters

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Screen (or any replacement Reuters page which displays that rate); or (ii) the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the agent under the French RCF, or the court-appointed trustee supervising the implementation of the Safeguard Plan when the agent will no longer be in charge, may specify another page or service displaying the relevant rate after consultation with the Company.

Excluded Guarantors:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan

French RCF:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Group:	means the Company and its subsidiaries

Guarantor Companies under Chapter 11:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 3 of the Part D. entitled “Opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Historic Shareholders:	mean all the holders of Shares entitled to receive the preferential subscription rights relating to Rights Issue with DPS

Intercreditor Agreement:	shall have the meaning given to it in paragraph (d) of the Section 4.3.1.1. of this Draft Safeguard Plan

Judicial Administrator:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Lenders’ Committee:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

LIBOR 6 Month Rate:

means the London interbank offer rate administered by the ICE Benchmark Administration Limited (or any other entity which takes over the administration of that rate) for the relevant currency and for the period of 6 months displayed (i) on pages LIBOR 01 or LIBOR 02 of the Thomson Reuters screen (or any replacement Reuters page which displays that rate), or (ii) the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the agent under the French RCF, or the court-appointed trustee supervising the implementation of the Safeguard Plan when the agent will no longer be in charge, may specify another page or service displaying the relevant rate after consultation with the Company

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Lock-up Agreement:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 2 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

New First Lien Secured Notes:	means the New First Lien Secured Notes issued in favor of holders of Secured Loans in exchange for their claims, as described in Section 4.3.1.1 of this Draft Safeguard Plan

New Money:	means the USD 375 million gross cash proceeds of the New Second Lien Notes Issuance plus the EUR equivalent of USD 125 million of the Rights Issue with PSR

New Second Lien Interest Notes:	means the New Second Lien Interest Notes issued in favor of the Senior Noteholders under the conditions described in Section 4.3.2.2.1 of this Draft Safeguard Plan

New Second Lien Notes:	means the New Second Lien Notes, the subscribers of which will be allocated Warrants #3 as described in Section 4.4.2 of this Draft Safeguard Plan below

New Second Lien Notes Issuance:	means the issuance of New Second Lien Notes under the conditions described in Section 4.4.2 of this Draft Safeguard Plan below

Nordic Loan:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.3 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Opening Ruling:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Outstanding Amount:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan

Private Placement Agreement:	shall have the meaning given to it in Section 2 of this Draft Safeguard Plan

Qualified Investors:	shall have the meaning given to it in the Section 4.4.2(b) of this Draft Safeguard Plan

Reference Date:	means the last day of the subscription period of the Rights Issue with PSR (as set out by the Company)

Remaining Amount of the Convertible Bond Claim:	shall have the meaning given to it in Section 4.3.3.1. of this Draft Safeguard Plan

Remaining Amount of the Senior Note Claim:	shall have the meaning given to it in Section 4.3.2.1. of this Draft Safeguard Plan

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Restructuring:	means the whole balance sheet restructuring transactions of the Company and its subsidiaries contemplated in this Draft Safeguard Plan

Restructuring Effective Date:

means the date on which all the transactions contemplated under the Restructuring (including the issuance of all the financial instruments described in this Draft Safeguard Plan) will be completed, irrespective of whether the challenge periods have expired

Restructuring Equity Steps:

means the allocation of Warrants #1, the Rights Issue with PSR (including the issuance of Warrants #2), the Equitization of the Convertible Bond Claim, the Equitization of the Senior Note Claim, the Coordination Warrants Issue and the Backstop Warrants Issue

Restructuring Steps:	mean the Share Capital Reduction, the Restructuring Equity Steps as well as the exchange of claims under the Secured Loans into claims under New First Lien Secured Notes

Restructuring Support Agreement:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 2 of the part C. entitled “The opening of ad hoc mandate proceedings and the agreement in principle reached in this context”)

Rights Issue with PSR:

means the rights issue with preferential subscription rights (PSR) to the benefit of the Historical Shareholders through the issuance of new Shares with Warrants #2 pursuant to Section 4.4.1 of this Draft Safeguard Plan

Rollover Fee:	shall have the meaning given to it in Section 4.3.1.1.(d) of this Draft Safeguard Plan below

Safeguard Plan:	means the Draft Safeguard Plan, as sanctioned by the forthcoming judgment of the Commercial Court of Paris

Safeguard Proceedings:

shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 1 of the part D. entitled “The opening of the Safeguard Proceedings in order to implement the Lock-up Agreement”)

Shares:	mean ordinary shares of the Company. (As of May 31, 2017, the issued share capital of the Company was €17,706,519.20 divided into 22,133,149 ordinary shares, with a nominal value of €0.80)

Share Capital Reduction:	means the share capital reduction of the Company not justified by losses by way of reduction of the nominal value under the conditions described in Section 4.5.1 of this Draft Safeguard Plan

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Senior Notes:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.1 of the Part A. entitled “Presentation of the CGG Group and of the Company”)

Senior Note Claim:	means the amount in principal together with accrued interest under the terms and conditions of the Senior Notes which would be unpaid under the Senior Notes as of the Reference Date

Senior Noteholders:	means the holders of the Senior Notes

Secured Lenders:	means the Company Debt holders under: i. French RCF; ii. TLB 2019; and iii. US RCF

Secured Loans:	means the French RCF, the TLB 2019 and the US RCF

TARGET Day:

means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system (or “TARGET 2”) which uses a single shared platform, is open for the settlement of payments in euro

Termed Out French RCF Lenders:	shall have the meaning given to it in Section 4.3.1.2 of this Draft Safeguard Plan

TLB 2019:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.2 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Upfront Pay Down:	shall have the meaning given to it in Section 4.3.1.1.(a) of this Draft Safeguard Plan

US Holding:	means CGG Holding (U.S.) Inc.

US RCF:	shall have the meaning given to it in the Introduction of this Draft Safeguard Plan (paragraph 4.2 of the Part A. entitled “Presentation of the CGG Group and of CGG S.A. (the “Company”)”)

Warrants:	means Share warrants giving the right to subscribe to Shares newly issued by the Company

Warrants #1:	means the Warrants granted for free to the Historical Shareholders pursuant to the terms set out in Section 4.5.2 of this Draft Safeguard Plan

Warrants #2:

means the Warrants (i) attached to the new Shares issued in the framework of the Rights Issue with PSR or at the election of the Company, (ii) issued simultaneously with the new Shares issued in the framework of the Rights Issue with PSR pursuant to the terms described in Section 4.4.1 of this Draft Safeguard Plan

Warrants #3:	means the Warrants issued simultaneously with the New Second Lien Notes pursuant to the terms described in Section 4.4.2(a) of this Draft Safeguard Plan

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2	Objectives pursued by the Draft Safeguard Plan as set out by the Lock-up Agreement

This Draft Safeguard Plan meets the needs to achieve a reduction of the CGG Group’s debt and for financial flexibility, while preserving its integrity.

It relies on the following three main principles, detailed in the sections 4.3 and 4.4 hereinafter, namely:

•

Full equitization of (i) the amounts due under the Senior Bonds, except for an amount of USD 86 million corresponding to a portion of the accrued interest under said Senior Notes; and (ii) the amounts due under the Convertible Bonds, except for an amount in Euros equivalent to USD 5 million;

•

The “exchange” of the claims under the Secured Loans (other than the interest and fees which shall be paid in cash and the Upfront Pay Down (as defined below)) into 5-year maturity notes with a bullet repayment on maturity, governed by New York law and issued by CGG Holding (US) Inc., with an interest rate, set definitively and based on a floating component (LIBOR) and, with respect to the PIK part, a component based on the aggregate principal amount outstanding on the Restructuring Effective Date, which shall be of 7.5% minimum; it being specified that a partial upfront pay-down in cash of the Secured Loans is also provided, under specific conditions, up to a maximum amount of USD 150 million;

•	Provision of New Money up to a maximum amount of USD 500 million broken down as follows:

(i)

for an amount in Euros equivalent to USD 125 million, by way of a share capital increase, with preferential subscription rights maintained, which may be subscribed by Historical Shareholders. The Warrants #2 will be, at the election of the Company, either (i) attached to the new shares to be issued within the framework of such share capital increase and immediately detached after their issuance, or (ii) issued simultaneously to the new Shares issued within the framework of such share capital increase and allocated for free to the Historical Shareholders. The subscription to the share capital increase is backstopped by DNCA for the equivalent in Euros of USD 80 million, and then, for the remaining part, at the election of the Company, by other significant shareholders which would have executed a restructuring support agreement no later than 21 days prior to the shareholders’ general meeting, and last, for any remaining amount, by the Senior Bondholders by way of set-off with the claims they hold against the Company under the Senior Bonds[9];

(ii)

for an amount of USD 375 million, by way of New Second Lien Bonds it being specified that the subscribers of such notes will be simultaneously allocated Warrants #3. The subscription of those New Second Lien Notes is backstopped in full and in cash by the Ad Hoc Senior Noteholder Committee.

[9]	The amounts in Euros will be calculated based on the Reuters USD/EUR exchange rate applicable: midday (Paris time) on June 14, 2017, i.e. €1 = USD 1,1206.

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The terms and conditions of such issuance are detailed in a private placement agreement (the “Private Placement Agreement”), the execution of which was authorized by order of the supervising judge dated June 23, 2017.

3	Description of the industrial and social aspects of the Draft Safeguard Plan

As described in paragraphs B.2. and B.3. of the Introduction, the industrial restructuring of the Company and the Group has already been implemented:

•

within the framework of the “Strategic Transformation Plan” (which implied, as a reminder, the reduction of the Group’s workforce by 3,700 persons, an enhanced control of the costs and a reduction by more than half of the Group’s investments) whose completion occurred at the end of 2016, as well as

•	through the restructuring of the Group’s marine branch, implemented during the first half of 2017.

Therefore, the Draft Safeguard Plan does not provide for industrial or social measures.

4	Description of the financial aspect of the Draft Safeguard Plan

4.1	Summary of the Company’s liabilities as at the Opening Ruling

As at the day of the Opening Ruling of the Safeguard Proceedings, on June 14, 2017, the summary of the Company’s liabilities was established as follows:

Liability	Aggregate principal amount excluding accrued interest (as at 06/14/2017)		Guarantees and securities
“Bank” liabilities
French RCF (USD)	160,000,000 USD i.e. 142,780,653.22 EUR	*	Guarantees and security interests
French RCF (EUR)	124,600,000 EUR		Guarantees and security interests
Bondholders liabilities
2020 Senior Notes	400,000,000 EUR		Guarantees
2021 Senior Notes	675,625,000 USD i.e. 602,913,617.70 EUR	*	Guarantees
2022 Senior Notes	419,636,000 USD i.e. 374,474,388.72 EUR	*	Guarantees
2019 Convertible Bonds	34,933,351.68 EUR		/.
2020 Convertible Bonds	325,165,550.10 EUR		/.
Liabilities with respect to guarantees granted
US RCF	161,933,711 USD i.e. 144,506,255.58 EUR	*	Guarantees and security interests
TLB 2019	337,845,968.75 USD		Guarantees and security

*	Reuters USD/EUR exchange rate applicable: midday (Paris time) on June 14, 2017, i.e. €1 = USD 1,1206.

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Liability	Aggregate principal amount excluding accrued interest (as at 06/14/2017)		Guarantees and securities
	i.e. 301,486,675.66 EUR	*	interests
Leasing
Massy Leasing	50,246,029.25 EUR		/.
Operating liabilities
Operating guarantees	781,896,522.44 EUR		/.
Suppliers liabilities	396,779.69 EUR		/.
Other liabilities	19,824,308 EUR		/.
Intra-group liabilities
Tax integration	283,963,695 EUR		/.
TOTAL	3,587,187,827.94 EUR

4.2	General Principles

4.2.1	Currency conversions

It is specified that, pursuant to article L.622-25 of the French Code of Commerce, and unless otherwise indicated, any claim against the Company in foreign currency will be converted, for the purposes of this Draft Safeguard Plan, in Euros on the basis of the Reuters USD/EUR exchange rate applicable at midday (Paris time) on June 14, 2017, i.e. €1 = USD 1.1206. In addition, the amounts in US dollars which shall be converted into Euros (notably the amount of the Rights Issue with PSR, the subscription price thereto, the exercise price of the Warrants, etc.) will be converted based on such rate, unless otherwise provided hereinafter.

4.2.2	Company’s liabilities included in the Draft Safeguard Plan

(a)	Liabilities affected by the Draft Safeguard Plan

The Draft Safeguard Plan provides for amendments of the repayment terms of the claims held by the creditors under the following debts:

•	French RCF;

•	Senior Notes;

•	Convertible Bonds;

•	Guarantees granted by the Company for the repayment of the amounts under the US RCF and the TLB 2019; and

•

The guarantees granted by the Guarantor Companies under Chapter 11 under the French RCF and/or the US RCF and the TLB 2019 and/or the Senior Notes; it being specified that the subrogation claims of the Guarantor Company(ies) under Chapter 11 which would have paid interest, fees or any amount under the French RCF during the observation period and until the Restructuring Effective Date will be termed-out according to the repayment schedule set out in Section 4.3.1.2. below and shall not benefit from any security interest or guarantee.

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(b)	Liabilities not affected by the Draft Safeguard Plan

The Draft Safeguard Plan does not provide for amendments to the repayment terms of certain creditors, or provides for a full repayment in cash of their claims upon sanctioning of the safeguard plan subject to the admission of their claims, namely the creditors under:

•	The tax integration;

•	The operational Guarantees;

•	The Financial Lease;

•	The suppliers’ liabilities; and

•

The intra-group liabilities (except the claims of the Guarantor Companies under Chapter 11 under the guarantees mentioned above), it being specified that the intragroup claims, whose final maturity is December 31, 2018 will not be amended, will still be repaid in accordance with the contractual provisions in force as at the Opening Ruling; the pursuing and/or reactivating, after the judgment sanctioning the Safeguard Plan, of cash-pooling may result in purely technical intra-group flows.

Thus, those creditors will not participate in the vote on the Draft Safeguard Plan within the Lenders’ Committee, the BGM or in the main suppliers’ committee, pursuant to articles L.626-30-2 and L.626-32 of the French Code of Commerce, and will not be consulted by the Creditors’ Representative within the individual consultation process in accordance with article L.626-5 of the French Code of Commerce.

As regards the operational guarantees granted by the Company, it is further specified that they shall be honored only if they are called in accordance with the applicable contractual terms and conditions.

4.2.3	Constitution of the creditors’ committees

Given the criteria set forth in articles L.626-29 and R.626-52 of the French Code of Commerce, fulfilled by the Company, the Lenders’ Committee and the BGM have been mandatorily constituted.

Since the Draft Safeguard Plan does not provide for amendments to the payment terms of the Company’s suppliers, or since the Company intends to fully repay in cash their claims upon sanctioning of the Safeguard Plan subject to the admission of their claims, the suppliers’ committees will be constituted however its members will not vote upon the Draft Safeguard Plan pursuant to article L.626-30-2 of the French Code of Commerce.

By order of the supervising judge to the Safeguard Proceedings of the Company dated June 21, 2017, the period of time between the transmission of the Company’s Draft Safeguard Plan to the creditors who are members of the Lenders’ Committee and the Lenders’ Committee vote has been reduced to 15 days.

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4.3	Terms and conditions of the discharge of liabilities of each type of financial creditors

4.3.1	Treatment of the liabilities under the French RCF

As a preliminary comment, it is specified that pursuant to US law obligations, the Guarantor Companies under Chapter 11 have requested from the United States Bankruptcy Court of the Southern District of New York the issuance of a Final Cash Collateral Order validating, among other things, their commitment to pay, as and when due, the interest and fees contractually due under the French RCF; any amount remaining due and unpaid shall be paid in cash by the Company or the Guarantor Companies under Chapter 11, upon the Restructuring Effective Date.

It being reminded, the Company’s Draft Safeguard Plan provides that each creditor under the French RCF will be able to choose between the two options for the repayment of its claim detailed hereinbelow, except the Guarantor Companies under Chapter 11 under their subrogation claims referred to in Section 4.2.2.(a) which shall be termed-out according to the repayment schedule applying to the claims under the French RCF treated under Option 2 and shall not benefit from any security interest or guarantee.

For the sake of completeness, it is also specified that the Company will be entitled to repay in cash the full (and not partial) amount of the claims due under the French RCF within the framework of a refinancing transaction which would occur between the ruling sanctioning the Safeguard Plan and the Reference Date at the latest; it being specified that the claims remaining due under the US RCF and the TLB 2019 shall then be fully repaid (and by no means partially) simultaneously in cash within the “Chapter 11” plans.

4.3.1.1.	Option 1: “Exchange” of the claims under the French RCF into New First Lien Secured Notes, except for the portion of the claims which will be subject to the Upfront Pay Down

Except the portion of the claims which will be subject to the Upfront Pay Down detailed in paragraph (a) below and the amount of interest and fees which may be due upon the Restructuring Effective Date which shall be paid in cash, the remaining amount of the claims held by the creditors under the French RCF shall be exchanged into New First Lien Secured Notes, to be issued by US Holding and whose terms and conditions are detailed in paragraph (b) below.

(a)	Upfront Pay Down

The claims in principal under the Secured Loans (with respect to the French RCF, only the portion subject to Option 1), will be partially repaid in cash on the Restructuring Effective Date, on a pari passu and pro rata basis of all claims in principal under the Secured Loans (except the portion of the French RCF subject to Option 2), up to a maximum amount of USD 150 million, out of the proceeds of the New Money in excess of USD 250 million (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Second Lien Notes Issue) as detailed in Section 4.4 below (the “Upfront Pay Down”).

It is however further specified that the creditors under the French RCF (i) who would not choose Option 1 entailing the conversion of their claims into New First Lien Secured Notes, but would choose Option 2, (ii) who would not vote or (iii) who would fail to make the necessary arrangements to benefit from Option 1 without any possibility to remedy it as detailed in paragraph (c) below, will not be entitled to receive any portion of the Upfront Pay Down.

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(b)	Terms and conditions of the exchange

The “exchange” of the claims under the French RCF into New First Lien Secured Notes will occur as follows:

•

Issuance of New First Lien Secured Notes by US Holding, which will be subscribed by the Company for an amount equal to the claims under the French RCF subject to Option 1 (converted, for the portion in Euros, into USD based on the exchange rate detailed below), after deduction of the portion thereof which will be subject to the Upfront Pay Down; the subscription price will be paid by way of set-off with a portion of the intercompany claim held by the Company against US Holding under various intragroup loans and advances (the total amount of such intragroup claim being approximately USD 433.88 million as at June 14, 2017) (Annex 11);

•

The New First Lien Secured Notes will be contributed by the Company to those creditors under the French RCF which will have chosen the Option 1, as repayment of their claims, which will be definitively extinguished.

(c)	Treatment of the creditors who would have chosen Option 1 but who would be defaulting thereunder for any reason

It is specified, with respect to the terms and conditions of the transfer of the New First Lien Secured Notes which should be allocated to the creditors under the French RCF who would have chosen Option 1 but would be defaulting, that:

(i)	The Judicial Administrator will have the power to perform any act which would be necessary for the implementation of such transfer pursuant to article L.626-24 of the French Code of Commerce;

(ii)

The court-appointed trustee supervising the implementation of the Safeguard Plan will be entitled to hold, on an assigned account, the New First Lien Secured Notes and/or any sum in connection therewith, for the account of those creditors; and

(iii)	The company may request the appointment of an ad hoc representative with any mission in connection with the New First Lien Secured Notes.

However, in the event where such default could not be remedied by the Judicial Administrator / the court-appointed trustee supervising the implementation of the Safeguard Plan / the ad hoc representative, then such creditors shall be treated pursuant to Option 2 below.

For the sake of completeness, it is specified that the claims under the US RCF and the TLB 2019 will be (subject to payment in cash of the interest, costs, fees and the Upfront Pay Down) fully converted / exchanged / contributed as part of the subscription of the New First Lien Secured Notes within the framework of the Chapter 11 plan and the guarantee claims against the Guarantor Companies under Chapter 11 will be released, cancelled and discharged.

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(d)	Terms and conditions of the New First Lien Secured Notes

•

Notes governed by New York law, issued on a pari passu and pro rata basis of the principal amount of the Secured Loans, after deduction of the Upfront Pay Down out of the New Money proceeds as well as of the amount of the claims under the French RCF for which Option 2 has been chosen. Any accrued and unpaid interest and fees in respect of the Secured Loans as at the Restructuring Effective Date shall be repaid in cash on such date, it being specified that no default interest shall apply;

•	Issuer: US Holding;

•	Currency: USD;

•	Maturity: 5 years after the Restructuring Effective Date;

•	Repayment: Bullet repayment on maturity, excluding mandatory or optional redemption event provided in the relevant documentation;

•	Coupon:

(i)	floating LIBOR (subject to a floor of 100 bps) plus 650 bps per annum in cash; and

(ii)

PIK interest, the rate thereof is definitively set on the Restructuring Effective Date, based on the aggregate principal amount outstanding under the New First Lien Secured Notes immediately following the Restructuring Effective Date after taking into account the Upfront Pay Down (the “Outstanding Amount”), defined as follows:

•	2.50% per annum PIK if the Outstanding Amount is greater than or equal to USD 700 million;

•	between 1.25% and 2.5% per annum PIK if the Outstanding Amount is equal to or greater than USD 600 million but less than USD 700 million; and

•	between 0% and 1.25% per annum PIK if the Outstanding Amount is equal to or greater than USD 500 million but less than USD 600 million.

No PIK interest will be due if the Outstanding Amount is less than USD 500 million.

Coupon shall be paid or capitalized (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

•	Redemption:

•	Optional redemption by the Issuer:

(aa)

New First Lien Secured Notes will be fully, redeemable (excluding any partial redemption) at par without any fee; (it being specified that any early repayment made as from three months of the Restructuring Effective Date and up to the date that falls 6 months after the Restructuring Effective Date will result in the payment of the Rollover Fee) for a 6-month period as from the Restructuring Effective Date;

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(bb)

New First Lien Secured Notes will be redeemable, from the date that falls 6 months and 1 day after the Restructuring Effective Date to the date that falls 36 months after the Restructuring Effective Date, only subject to the payment by the Company of a customary make whole fee, the terms of which are detailed in the indenture of the New First Lien Secured Notes (Annex 11);

(cc)	From the first day following the expiry of a 36-month period after the Restructuring Effective Date onwards, the New First Lien Secured Notes are fully or partially redeemable at par without any fee;

•	Mandatory redemption at par under the terms described in the indenture of the New First Lien Secured Notes attached in Annex 11;

•	Security interests and guarantees granted:

•

The guarantees granted under the New First Lien Secured Notes will be the same as those existing under the Secured Loans, which will be released in accordance with Section 4.3.1.3. below, save that the following companies will not be guarantors: CGG Marine Resources Norge AS, CGG Holding I UK, CGG Holding II UK, Sercel Inc. and Sercel GRC-Corp (the “Excluded Guarantors”);

•

The security interests granted under the New First Lien Secured Notes will be the same as those existing under the Secured Loans, subject to a few adjustments notably (i) a release of the security interests granted by the Excluded Guarantors, (ii) release of the security interests granted over the streamers and other marine equipment granted by CGG Marine B.V., (iii) pledge of the shares of CGG Marine Resources Norge AS and, to the extent owned by the other Guarantor Companies under Chapter 11, shares of Excluded Guarantors; (iv) bank accounts and securities accounts control agreements (other than in respect of (A) payroll accounts and withholding tax accounts, (B) escrow, fiduciary and trust accounts to the extent held for other persons and (C) accounts below a certain threshold) in the United States; and (v) security interests over intellectual property of the Company, the Guarantor Companies under Chapter 11 and Sercel Australia PTY Ltd., registered in the United States.

•

Intercreditor agreement: an intercreditor agreement will be entered into between notably the holders of New First Lien Secured Notes, the holders of New Second Lien Notes and the holders of New Second Lien Interest Notes providing for the treatment of the guarantees and security interests between those creditors the main terms of which are attached in Annex 19 (the “Intercreditor Agreement”); [it being specified that another intercreditor agreement will be entered into between the New First Lien Secured Noteholders and the Termed Out French RCF Lenders, the main terms of which are attached in Annex 20 (the “Additional Intercreditor Agreement”);

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•

Rollover Fee: if the New First Lien Secured Notes have not been refinanced in full on or before the date that falls 3 months after the Restructuring Effective Date, an additional PIK fee (the “Rollover Fee”) will be paid to the creditors under the New First Lien Secured Notes in the amount that represents 3% of the principal amount of the New First Lien Secured Notes issued on or before the Restructuring Effective Date, after taking into account the Upfront Pay Down;

•	Listing: the New First Lien Secured Notes will be listed on the Euro MTF of the Luxembourg Stock Exchange;

•	Full implementation date: The Restructuring Effective Date;

•

Exchange rate: the USD amount of the claims in respect of the Euro drawings under the French RCF will be calculated using the Reuters EUR/USD exchange rate applicable as at midday (CET) five Business Days prior to the exchange of the French RCF into New First Lien Secured Notes.

•

Final documentation: attached in Annex 11 is the draft of the single indenture in respect of the New First Lien Secured Notes, subject to technical and administrative amendments which could be made thereto.

4.3.1.2.	Option 2: Repayment of the claims under the French RCF over a ten-year period

•

The creditors under this Option 2 shall have their principal and interest claims under the French RCF termed out over ten years as from the judgment sanctioning the Safeguard Plan (hereinafter the “Termed Out French RCF Lender”), it being specified that no default interest shall accrue on the amounts which would be due during the enforcement of the Safeguard Plan.

•	The repayment schedule of the claims, as admitted, in principal and interest under the termed out French RCF will thus be amended as follows:

•	1% per annum in years 1 and 2;

•	5% per annum in years 3 to 9 included;

•	63% in year 10;

•

It is specified that, for the purpose of paying the installments under the Safeguard Plan or under the administration of the Additional Intercreditor Agreement, the Company will provide the court-appointed trustee supervising the implementation of the Safeguard Plan and/or the collateral agents with the up-to-date list of the Termed Out French RCF Lenders, which shall prevail,

•

The applicable floating interest rate shall be calculated on the basis of the EURIBOR 6 Month Rate or the LIBOR 6 Month Rate (each with a floor of 1% per annum) plus 5.5% per annum (i.e. the margin and utilization fee provided for in the French RCF, as amended by the waiver letters dated December 22, 2016 and March 31, 2017). For the sake of completeness, the exact amount due on each payment date of the installment will be recalculated based on the EURIBOR 6 Month Rate as determined 2 TARGET Days prior to each interest period for the amounts in Euros or, for the amounts in USD, based on the LIBOR 6 Month Rate determined 2 Business Days prior to each interest period;

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•	The unpaid interest shall not be capitalized;

•	The annual interest will be paid by the court-appointed trustee supervising the implementation of the Safeguard Plan;

•

The existing security interests and guarantees will be released as detailed in Section 4.3.1.3.; whereas the Termed Out French RCF Lenders will immediately benefit, on a pari passu basis, from the same security interests and guarantees as those granted under the New First Lien Secured Notes as described in paragraph 4.3.1.1(d) hereinabove, up to the amount of the claims under the French RCF subject to the Option 2, and subject to, and under the express condition of the execution by each Termed Out French RCF Lender of the Intercreditor Agreement and the Additional Intercreditor Agreement and of any document related to such security interests and guarantees and which could reasonably be required;

It is specified that the Termed Out French RCF Lenders will not have any vote under the Additional Intercreditor Agreement, except for any decision which (i) would result in an amendment to the ranking of their claims in comparison with those under the New First Lien Secured Notes, or (ii) would result in the release, with respect to the Termed Out French RCF Lenders only, of any security interest benefitting the creditors under the New First Lien Secured Notes;

•	It is further specified that Termed Out French RCF Lenders will not be entitled to receive any portion of the Upfront Pay Down;

•

The claims held by the Termed Out French RCF Lenders shall be governed solely by the provisions of the Safeguard Plan, any necessary guarantee or security interest documentation relating thereto and the Additional Intercreditor Agreement, the agency agreements being terminated upon the Restructuring Effective Date;

•	As from the judgment sanctioning the Safeguard Plan, any assignment of a claim under the French RCF shall be made pursuant to articles 1321 et seq. of the French Civil Code;

•	In the event of a refinancing of the New First Lien Secures Notes as detailed in Section 4.3.1.1. above:

•

The Termed Out French RCF Lenders undertake to cooperate with all the parties, including the execution of any document required to implement this new secured debt or to share the security interests or guarantees on a pari passu basis; and

•	Subject to the refinancing of all such New First Lien Secured Notes, the Company reserves the possibility to make an early repayment of the amounts still due to the Termed Out French RCF Lenders.

•

It is reminded that the subrogation claims held by the Guarantor Companies under the French RCF shall only be subject to Option 2. It is also expressly provided that such claims could be offset, as the case may be, with any claim held by the Company against the Guarantor Companies which shall be deemed, for such purpose, due and payable; it being specified that such claims shall not, in any event, benefit from any guarantee and security interest.

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4.3.1.3.

It is specified that, for the purposes of the treatment of the liabilities under the French RCF, the Safeguard Plan shall entail release of all existing guarantees and security interests granted by the Company to secure the French RCF upon the Restructuring Effective Date; the collateral agent being expressly authorized to execute any document necessary for such releases.

It is further specified that the “Chapter 11” plans of the Guarantor Companies under Chapter 11 shall provide the release of the security interests and guarantees granted by such companies under the French RCF.

4.3.1.4.

Within the framework of the Lenders’ Committee, the creditors will be asked (i) to vote on the Draft Safeguard Plan on the one hand, and (ii) for those creditors under the French RCF who would have voted in favor of the Draft Safeguard Plan, to choose between Option 1 and Option 2 on the other hand.

In addition to the creditors who would have chosen Option 2, the creditors under the French RCF who (i) would have voted against the Draft Safeguard Plan, (ii) would not have voted, (iii) would not have made a choice between the two Options, as well as (iv) those who would have chosen Option 1 and their default could not be remedied will be deemed to have chosen Option 2.

It is specified that after the vote of the Lenders’ Committee, the Company will be entitled, at its sole discretion, to offer to the creditors under the French RCF subject to Option 2, the possibility to choose Option 1, during a 10 Business Day period prior to the Reference Date.

In any event, should a creditor under the French RCF which has chosen Option 1 or Option 2 assign its claim, then its initial choice shall be binding on the successive assignees of such claim, subject to the foregoing.

4.3.2	Treatment of the liabilities under the Senior Notes

4.3.2.1.	Principle of treatment of the Senior Note Claim

The full amount of the Senior Note Claim (including the accrued interest pursuant to the terms and conditions of the Senior Notes which would be unpaid as at the reference Date, except (i) an amount of USD 86 million corresponding to the Accrued Senior Note Interest Payment and (ii) as the case may be, any amount which would have been used to subscribe to the Rights Issue with PSR in accordance with Backstop Commitment by Set-Off taken by the Senior Noteholders, will be converted into new Shares to be issued through a reserved share capital increase to the benefit of the Senior Noteholders.

The main characteristics of such reserved share capital increase are as follows:

•	Issuer: Company;

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•	Instruments to be issued: new Shares which will be assimilated to the existing Shares as from their issuance date (current dividend rights);

•

Amount of the share capital increase (including share premium): aggregate amount of the Senior Note Claim, reduced as the case may be by (i) any amount used to subscribe for the Rights Issue with PSR pursuant to the Senior Noteholders’ Backstop Commitment by Set-Off, and (ii) the amount of the Accrued Senior Note Interest Payment (hereinafter the “Remaining Amount of the Senior Note Claim”);

•	Issue price per Share (including share premium): the amount in Euros equivalent to USD 3.50, irrespective of the trading price of the Company’s Shares;

•	Beneficiaries: Senior Noteholders on the Reference Date;

•

Payment of subscription price: by way of set-off against the Remaining Amount of the Senior Note Claim. It is further specified that the portion of the Remaining Amount of the Senior Note Claim of each Senior Noteholder will automatically become due and payable on the completion date of the issuance of the new Shares resulting from the Equitization of the Remaining Amount of the Senior Note Claim, for an amount equal to the total amount of subscription of the relevant Senior Noteholder, in order to release the full subscription by way of set-off with the claim of a same amount that the Senior Noteholder holds against the Company;

•	Settlement: for the purpose of the settlement transactions:

•

The Senior Noteholders will provide all required information (including the ownership certificates), will make all necessary declarations and will take any necessary step required by the Company (including notably the transfer of the Senior Notes to a Euroclear/Clearstream account and blocking their Senior Notes in accordance with the instructions given by the Company) in order to enable the equitization of the Remaining Amount of the Senior Note Claim as well as the settlement of the new Shares resulting from this equitization. In case certain Senior Noteholders would fail to take any step enabling this equitization and the settlement (the “Defaulting Senior Noteholders”), the new Shares to be allocated to the Defaulting Senior Noteholder would be issued on an account opened with the Caisse des Dépôts et Consignations in the name of the court-appointed trustee supervising the implementation of the Safeguard Plan. The Defaulting Senior Noteholders will be entitled to collect the new Shares to be allocated to them by asking the court-appointed trustee supervising the implementation of the Safeguard Plan until the expiry of a 10-year period as from the Restructuring Effective Date, provided that the required conditions are satisfied.

The Judicial Administrator will have the power to perform any act which would be necessary for the implementation of the conversion of the Senior Notes into new Shares pursuant to article L.626-24 of the French Code of Commerce;

In the event where the mission of the court-appointed trustee supervising the Safeguard Plan would end prior to the expiry of this 10-year period, it is specified that the Company will request the appointment of an ad hoc representative with the mission to hold the new Shares which would not have been collected by the Defaulting Senior Noteholders.

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Besides, the Company will be able to request the appointment of an ad hoc representative with any mission in connection with the holding of the new Shares and in particular, but not exclusively, any mission of administration or rights exercise under those instruments on behalf of the Defaulting Senior Noteholders;

•

No Senior Noteholder shall sell, assign or transfer, by any means, all or part of its Senior Notes as from the Reference Date and until the settlement of the new Shares resulting from the equitization of the Remaining Amount of the Senior Note Claim;

•

It is further specified that the Senior Notes will cease to accrue interest as from the Reference Date, and no interest (including default interest, premium or other expenses or costs) shall accrue on the amounts between such date and the Restructuring Effective Date; it being reminded in any event that no default interest, premium or other expenses or costs shall apply as from June 14, 2017.

4.3.2.2.	Option offered in respect of the Accrued Senior Note Interest Payment of an amount of USD 86 million

In relation to the Accrued Senior Note Interest Payment, the Draft Safeguard Plan offers to each Senior Noteholder the option to: either (i) subscribe for New Second Lien Interest Notes as set out below (“Option 1”), or (ii) retain its claim in respect of its Accrued Senior Note Interest Payment, such claim being repaid under the terms set out below (“Option 2”).

It is specified that every Senior Noteholder shall choose one of the two options and shall not combine them.

4.3.2.2.1.

 Option 1: the Company will issue New Second Lien Interest Notes for a maximum total amount of USD 86 million, those new notes being subscribed by way of set-off with a portion of their Senior Note Claim on a pro rata basis.

The main characteristics of the New Second Lien Interest Notes are as follows (Annex 12):

•	Issuer: Company;

•	Instruments to be issued: bonds;

•	Amount: up to a maximum amount in principal of USD 86 million;

•

Beneficiaries: allocation to those Senior Noteholders who accept to receive such New Second Lien Interest Notes, on a pro rata basis to their interest claim in respect of the relevant series of Senior Notes (in minimum denominations of USD 200,000 and multiples of USD 1,000 in excess thereof), based on the unpaid interest accrued on such series pursuant to the provisions of the indentures of such Senior Notes series and calculated until October 31, 2017;

In the event where a Senior Noteholder would choose Option 1 but would not hold a sufficient interest claim to reach the minimum subscription price set at USD 200,000, then the interest claims of all the Senior Noteholders in the same situation will be combined so that New Second Lien Interest Notes to be allocated

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to them will be issued, it being specified that those new notes will be issued to the benefit of Lucid Issuer Services in its capacity as settlement agent, which will be in charge of selling those on the market and distributing, as a full and final settlement, the proceeds between the relevant Senior Noteholders, on a pro rata basis;

•

In the event where the New Second Lien Interest Notes would be deemed fungible with the New Second Lien Notes, and subject to certain technical conditions, each creditor which has subscription rights under the New Second Lien Notes and the New Second Lien Interest Notes could combine such rights. In such case, the Company will inform the Senior Noteholders.

•

Payment of the subscription price: by way of set-off against the portion of the accrued and unpaid interest claim with respect to the Senior Notes, of an amount of USD 86 million held by the relevant holders. It is further specified that the portion of the accrued and unpaid interest claim with respect to the Senior Notes of an amount of USD 86 million held by each Senior Noteholder which would have chosen Option 1 will automatically become due and payable, on the date of completion of the New Second Lien Interest Notes, for an amount equal to the total amount of subscription of the relevant Senior Noteholder, in order to release the full subscription by way of set-off with the claim of a same amount that such Senior Noteholder holds against the Company;

•	The other terms and conditions of the New Second Lien Interest Notes will be identical to the New Second Lien Notes save that:

•	no Warrants #3 will be allocated to the subscribers of the New Second Lien Interest Notes;

•	no commitment fee and no backstop fee will be paid to the subscribers of the New Second Lien Interest Notes.

It being specified that the Company will use its best efforts to provide for the fungibility of the New Second Lien Interest Notes with the New Second Lien Notes (in light of applicable tax and regulatory restrictions) and without deviating from the terms and conditions of the indenture of such New Second Lien Interest Notes and New Second Lien Notes attached to this Draft Safeguard Plan.

4.3.2.2.2.	Option 2: the Senior Noteholders retain their claims in respect of their claims under the Accrued Senior Note Interest Payment, which will be repaid over 10 years as follows:

•	The repayment of the claims under the Accrued Senior Note Interest Payment will be termed out over ten years as from the judgment sanctioning the Safeguard Plan under the following payment schedule:

(aa)	1% per annum in years 1 and 2;

(bb)	5% per annum in years 3 to 9 included;

(cc)	63% in year 10;

•	These claims will not accrue interest;

•	The annual installments will be paid by the court-appointed trustee supervising the implementation of the Safeguard Plan;

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•	The existing guarantees granted by the Guarantor Companies under Chapter 11 will be released (in the framework of Chapter 11 proceedings);

•	The creditors who have chosen this Option 2 will not benefit from the security interests and guarantees granted in respect of the New Second Lien Interest Notes;

•

The claims held by the Senior Noteholders under the Accrued Senior Note Interest Payment termed out in this context shall be governed solely by the provisions of the Safeguard Plan, without any additional documentation.

4.3.2.3.	The creditors will be consulted on the Draft Safeguard Plan within the framework of the BGM.

They will be asked to choose between Option 1 and Option 2 described below subsequently, during the 10 Business Day period prior to the Reference Date, Lucid Issuer Services being in charge of collecting the answers and transmitting the result to the Company and to the court-appointed trustee supervising the implementation of the Safeguard Plan.

The creditors under the Senior Notes which (i) would not have made a choice between the two Options, or (ii) would have failed to make the necessary arrangements to benefit from Option 1, will be deemed to have chosen Option 2.

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4.3.3	Treatment of the liabilities under the Convertibles Bonds

4.3.3.1.	Principle of treatment of the Convertible Bond Claim

The full amount of the Convertible Bond Claim will be converted into new Shares to be issued by the Company through a reserved share capital increase to the benefit of the Convertible Bondholders, except for an amount in Euros equivalent to USD 5 million.

The main characteristics of such reserved share capital increase are as follows:

•	Issuer: the Company;

•	Instruments to be issued: new Shares which will be assimilated to the existing Shares as from their issuance (current dividend rights);

•

Amount of the share capital increase (including share premium): amount of the Convertible Bond Claim, reduced by the amount of the Accrued Convertible Bond Interest Payment (the “Remaining Amount of the Convertible Bond Claim”);

•	Issue price per Share (including share premium): the amount in Euros equivalent to USD 11.50, irrespective of the trading price of the Shares;

•	Beneficiaries: Convertible Bondholders on the Reference Date;

•

Payment of the subscription price: by way of set-off against the Remaining Amount of the Convertible Bond Claim. It is further specified that the portion of the Remaining Amount of the Convertible Bond Claim of each Convertible Bondholder will automatically become due and payable on the date of completion of the new Shares issuance resulting from the Equitization of the Remaining Amount of the Convertible Bond Claim, for an amount equal to the total amount of subscription of the relevant Convertible Bondholder, in order to release the full subscription by way of set-off with the claim of a same amount that such Convertible Bondholder holds against the Company;

•	Settlement: for the purpose of the settlement transactions of the new Shares resulting from the Equitization of the Convertible Bond Claim:

•

The Convertible Bondholders will provide all required information (including the ownership certificates), will make all the necessary declarations and will take any necessary step required by the Company (notably blocking their Convertible Bonds in accordance with the instructions given by the Company) in order to enable the equitization of the Remaining Amount of the Convertible Bond Claim as well as the settlement of the new Shares resulting from this equitization. In case certain Convertible Bondholders would fail in a timely manner to take any step enabling this equitization and the settlement (the “Defaulting Convertible Bondholders”), the new Shares to be allocated to the Defaulting Senior Noteholder would be issued on an account opened with the Caisse des Dépôts et Consignations in the name of the court-appointed trustee supervising the implementation of the Safeguard Plan. The Defaulting Convertible Bondholders will be entitled to collect the new Shares to be allocated to them by asking the court-appointed trustee supervising the implementation of the Safeguard Plan until the expiry of a 10-year period as from the Restructuring Effective Date, provided that the required conditions are satisfied.

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The Judicial Administrator will have the power to perform any act which would be necessary for the implementation of the conversion of the Convertible Bonds into new Shares pursuant to article L.626-24 of the French Code of Commerce;

In the event where the mission of the court-appointed trustee supervising the Safeguard Plan would end prior to the expiry of this 10-year period, it is specified that the Company will request the appointment of an ad hoc representative with the mission to hold the new Shares which would not have been collected by the Defaulting Convertible Bondholders.

Furthermore, the Company will be able to request the appointment of an ad hoc representative with any mission in connection with the holding of the new Shares and in particular, but not exclusively, any mission of administration or exercise of rights under those instruments on behalf of the Defaulting Convertible Bondholders;

•

No Senior Noteholder shall sell, assign or transfer, by any means, all or part of its Convertible Bonds as from the Reference Date and until the settlement of the new Shares resulting from the equitization of the Remaining Amount of the Convertible Bond Claim;

•

It is further specified that the Convertible Bonds will cease to accrue interest as from the Reference Date, and no interest (including default interest, premium or other expenses or costs) shall accrue on the amounts which would be due until the Restructuring Effective Date; it being reminded in any event that no default interest, premium or other expenses or costs shall apply as from June 14, 2017.

4.3.3.2.	Accrued Convertible Bond Interest Payment

The Accrued Convertible Bond Interest Payment shall be made in cash and in Euros on the Restructuring Effective Date at the latest, to the benefit of the Convertible Bondholders as of the Reference Date.

The Accrued Convertible Bond Interest Payment will be paid to those Convertible Bondholders pro rata to their interest claim in respect of the relevant series of Convertible Bonds based on the unpaid interest accrued on such series as at October 31, 2017.

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4.3.4	Liabilities in respect of the guarantees under the US RCF and the TLB 2019

The Draft Safeguard Plan provides for the release of the guarantees and security interests granted by the Company to the benefit of the creditors under the US RCF and the TLB 2019 upon the Restructuring Effective Date, in return for which the Company will be a guarantor under the New First Lien Secured Notes. It is provided that the collateral agents under such loans are expressly authorized to execute any document necessary for such releases

For the sake of completeness, the “Chapter 11” plans also provide that, unless the Company chooses to refinance simultaneously the full amount in cash of the Secured Loans between the sanctioning ruling of the Safeguard Plan and the Reference Date, the claims under the US RCF and the TLB 2019 will be subject to:

(i)	the payment in cash of any accrued and unpaid interest and fees under the US RCF and TLB 2019, if any, on the Restructuring Effective Date;

(ii)	the “exchange” of the remaining amount under the US RCF and the TLB 2019 into New First Lien Secured Notes; subject to

(iii)	the Upfront Pay Down on a pro rata basis with the claims under the French RCF subject to Option 1 as set forth in Sections 4.3.1.1. and 4.3.1.4. hereinabove;

it being specified that such plans provide for the release of all security interests and guarantees benefitting the creditors under the US RCF and the TLB 2019.

4.3.5	Liabilities in respect of the intragroup claims held by the Guarantor Companies under Chapter 11 under the guarantees granted by those under the Secured Loans and the Senior Notes

The “Chapter 11” plans provide that the guarantees granted by the relevant Guarantor Companies under Chapter 11 to the benefit of creditors under the Senior Notes and the Secured Loans shall be treated as follows:

•	With respect to the guarantee claims under the Senior Notes: discharge, cancellation and release of the existing guarantees;

•

With respect to the guarantee claims under the Secured Loans exchanged into New First Lien Secured Notes: discharge, cancellation and release of the existing guarantees and grant of new guarantees, as detailed in section 4.3.1.1(d) above under the French RCF;

•

With respect to the claims of guarantees benefitting the Termed Out French RCF Lenders: discharge, cancellation and release of the existing guarantees and grant of new similar guarantees (subject to certain reservations and in particular the execution of the Intercreditor Agreement and the Additional Intercreditor Agreement), on a pari passu basis with the guarantees granted under the New First Lien Secured Notes.

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In light of the release of all existing guarantees and of the transactions contemplated in this Draft Safeguard Plan, the intragroup claims held by the Guarantor Companies under Chapter 11 against the Company under these guarantees will be extinguished.

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4.4	New Money provision

Without prejudice to the reserved share capital increases set out in Section 4.3.2.1 and 4.3.3.1 above, New Money will be provided in order to fund the cash needs of the Company and of the Group for their redeployment through (i) the Rights Issue with PSR and (ii) the New Second Lien Note Issue, under the conditions described below. The proceeds of the New Money (net of backstop and commitment fees and other costs, fees or commissions related to the Rights Issue with PSR and the New Second Lien Notes Issue) will be allocated as detailed in Section 4.4.3 below

4.4.1	Rights Issue with PSR

(a)	Principle of the Rights Issue with PSR

It shall be implemented through a share capital increase with preferential subscription rights to the benefit of the Historical Shareholders, through the issuance of new Shares with Warrants #2 attached (which could be detached immediately after their issuance). Alternatively, and at the election of the Company, the new Shares could be issued simultaneously with the Warrants #2 granted for free to the Historical Shareholders.

(b)	Main characteristics of the Rights Issue with PSR

The main characteristics of the Rights Issue with PSR are the following:

•	Issuer: the Company;

•	Instruments to be issued: new Shares with Warrants #2;

•	Amount (including share premium): the amount in Euros equivalent to USD 125 million (before exercise of Warrants #2);

•	Issue price per new Share with Warrants #2 (including share premium): the amount in Euros equivalent to USD 1.75, irrespective of the trading price of the Shares;

•

Beneficiaries: Historical Shareholders in their capacity as holders of preferential subscription rights (as well as transferees of preferential subscription rights) which may subscribe during a 1 to 2 week subscription period, as decided by the Company, on a pro rata (non-reducible) basis and on an over-subscription (reducible) basis to the Rights Issue with PSR;

•	Backstop Commitment in Cash and Backstop Commitment by Set-Off:

•

DNCA undertakes to subscribe in cash the number of shares which would have not been subscribed on a pro rata (non-reducible) basis and on an over-subscription (reducible) basis within the framework of the Rights Issue with PSR, up to a maximum amount in Euros equivalent to USD 80 million. No later than 21 days prior to the date of the Company’s shareholders’ general meeting convened to approve the resolutions relating to the Reduction of Capital and the Restructuring Equity Steps, the Company, at its election, may propose to, and agree with one or more significant shareholders to

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backstop all or part of the Rights Issue with PSR in cash not already backstopped by DNCA, provided that they enter into the Restructuring Support Agreement (the undertakings made by DNCA and such significant shareholder(s), the “Backstop Commitment in Cash”). The Rights Issue with PSR amount which would have not been backstopped in cash will be backstopped by the Senior Noteholders by way of set-off against their Senior Note Claims on a pro rata basis (the “Backstop Commitment by Set-Off”);

•

The Backstop Commitment in Cash fee will be 10% of the Rights Issue with PSR amount backstopped in cash (i.e. the Euro equivalent of USD 8 million with respect to the Backstop Commitment in Cash fee payable to DNCA). The amount of the Backstop Commitment in Cash fee will be paid in cash to those significant shareholders who provide the Backstop Commitment in Cash on a pro rata basis to the backstopped amount, whether this Backstop Commitment in Cash is called or not. For the avoidance of doubt, there will be no Backstop Commitment in Cash fee in the event where any step of the Restructuring would not be completed. No Backstop Commitment by Set-Off fee will be paid to Senior Noteholders providing their backstop by way of set-off of their Senior Note Claims;

•

Payment of the subscription price: in cash only, except for the subscription that would occur by way of set-off of Senior Note Claims if Senior Noteholders are required to backstop and such backstop is enforced (such portion of the Senior Note Claim becoming payable upon the completion date of the issuance of the new Shares, in order to release the full subscription price by way of set-off;

•

Countries where the offer will be made available: the Rights Issue with PSR will be open to the public in France only. Outside France, the new Shares may be subscribed only pursuant to the restrictions set forth under the applicable regulations;

•	Main characteristics of Warrants #2:

•	Quantity: for each new Share issued further to the Rights Issue with PSR one Warrant #2 will be allocated;

•	Exercise ratio: 3 Warrants #2 give the right to subscribe to 2 new Shares;

•	Strike price: the equivalent in Euros to USD 4.50 per new Share;

•	Strike price payment: in cash only (and not by way of set-off of claims);

•	Exercise period: 5-year period starting on the Restructuring Effective Date;

•	Listing: the Warrants #2 will be listed on the regulated market of Euronext in Paris;

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•	Other main terms and conditions: similar to the common terms and conditions applying to the Warrants as detailed in paragraph 4.7.2 below;

•	The detailed terms and conditions of Warrants #2 are attached in Annex 13.

4.4.2	New Second Lien Notes Issue with Warrants #3

By order dated June 23, 2017, the Supervising Judge to the Safeguard Proceedings authorized the Company to execute the Private Placement agreement the purpose of which is to detail the main terms and conditions of (i) the placement terms and conditions of the New Second Lien Notes subscription, and (ii) the Backstop Commitment thereof taken by the Ad Hoc Senior Noteholder Committee.

The subscription period was opened from June 27 until July 7, 2017. All the New Second Lien Notes have been subject to a subscription commitment by the members of the Ad Hoc Senior Noteholders Committee.

(a)	Characteristics of the New Second Lien Notes with Warrants #3

The main characteristics of the New Second Lien Notes (Annex 12) and of the Warrants #3 (Annex 14) are as follows:

•	Issuer: Company;

•

Instruments: notes with Warrants #3, it being specified that the warrants #3 will be issued and allocated simultaneously to every subscriber of such notes on a pro rata basis to the principal amount of the Second Lien Notes subscribed by each subscriber;

•	Amount of the New Second Lien Notes Issue: USD 375 million broken down as follows:

•	Tranche 1 in USD (up to an amount of USD 375 million less the amount of the Tranche 2);

•

Tranche 2 in Euros (up to an amount in Euros equivalent to up to USD 100 million, depending on the demand for subscription in Euros); the corresponding amount in Euros will be determined based on the Reuters USD/EUR exchange rate applicable at midday (Paris time), on the second Business Day prior to the Reference Date;

•	Subscription denominations: the Second Lien Notes with Warrants #3 will be subscribed under the following conditions:

•	Tranche 1: minimum denominations of USD 200,000 and multiples of USD 1,000 in excess;

•	Tranche 2: minimum denominations of € 100,000 and multiples of € 1,000 in excess;

•	Maturity: 6 years with a bullet repayment at maturity, without prejudice to any mandatory or voluntary early repayment events provided in the terms and conditions of the New Second Lien Notes;

•	Coupon, payable quarterly:

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•	Tranche 1: cash coupon of floating LIBOR (subject to a floor of 1%) plus 4% (cash) per annum, payable quarterly and PIK of 8.5% per annum, capitalized quarterly;

•	Tranche 2: cash coupon of floating EURIBOR (subject to a floor of 1%) plus 4% (cash) per annum, payable quarterly and PIK of 8.5% per annum, capitalized quarterly;

•	Main characteristics of the Warrants #3 issued and allocated to the New Second Lien Notes subscribers:

•	The Warrants #3 will be allocated to the subscribers of New Second Lien Notes, on a pro rata basis to the subscribed amount;

•

The Warrants #3 will give the right to subscribe to new Shares of the Company with a strike price of € 0.01 per new Share (which will require a prior reduction of the nominal value of the Shares), payable in cash, and will give the right to subscribe to 16% of the share capital of the Company after dilution resulting from the Rights Issue with PSR, the Equitization of the remaining amount of the Convertible Bond Claim, the Equitization of the remaining amount of the Senior Notes Claim, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2);

•	The Warrants #3 may be exercised during a 6-month period starting on the Restructuring Effective Date;

•	The other main terms and conditions of the Warrants #3 are similar to those applying to the Warrants as detailed in paragraph 4.7.2 below;

•	The detailed terms and conditions of Warrants #3 are attached in Annex 14.

•	Guarantees and Security interests granted under the New Second Lien Notes:

•	subject to any restrictions under applicable law, the same guarantees as those befitting the existing Senior Noteholders will be granted subject to certain exceptions[10];

•	second lien security interests will be granted over all of the collateral granted to the creditors as part of the issuance of New First Lien Secured Notes;

•

The Intercreditor Agreement, the main terms of which are attached in Annex 19, which will be entered into notably between the holders of New First Lien Secured Notes, the holders of New Second Lien Notes and the holders of New Second Lien Interest Notes, provides for the treatment of the guarantees and security interests between those creditors

[10]

The guarantees will be granted by the following companies: CGG Holding B.V., CGG Holding (US) Inc., CGG Marine B.V., CGG Services (U.S) Inc., Vikings Maritime Inc., Alithea Resources Inc. and CGG Land (U.S.) Inc. (the “Guarantor Companies”)

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•	Final documentation: the New Second Lien Notes and New Second Lien Interest Notes indenture is attached in Annex 12.

(b)	Terms and conditions of the placement and backstop of the issue

The subscription commitments of the Senior Noteholders have been received under the terms and conditions set forth in the Private Placement Agreement (Annex 15), whose main characteristics are as follows:

•	Subscription:

•	Eligible creditors to the pro rata subscription (the “Eligible Senior Noteholders”):

The Senior Noteholders were eligible to the subscription commitment, on an exact pro rata basis to their lowest holdings between their holdings on June 1, 2017 (the “Eligibility Reference Date”) and their holdings on the subscription commitment date (such holdings being calculated pursuant to the provisions of the Private Placement Agreement), provided that they are qualified investors within the meaning of the European regulation or under US regulation (QIBs) (the “Qualified Investors”), or their transferees under certain conditions set forth in the Private Placement Agreement (and in particular their accession to the Lock-up Agreement and the Private Placement Agreement).

•

Commitment fee: 7% of the amounts that each Eligible Senior Noteholder has accepted to commit to subscribe, payable on the date of settlement and delivery of the New Second Lien Notes either in cash, or by way of set-off with the subscription price of the New Second Lien Notes, at the election of the Company; no fee being paid in the event where the New Second Lien Notes would not be subscribed.

•	Commitment period: from June 27 to July 7, 2017.

•	Backstop Commitments:

•

Principle: The members of the Ad Hoc Senior Noteholders Committee have committed (i) to subscribe to the New Second Lien Notes which would not have been subject to a subscription commitment and (ii) to subscribe to any New Second Lien Note for which an Eligible Senior Noteholder would have failed to fulfill its subscription commitment pursuant to the Private Placement Agreement (the “Backstop Commitments”).

•	Backstop fee, composed of two parts:

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(i)

a backstop fee of 3% of the total amount of the New Second Lien Notes Issue (i.e. USD 375 million) payable on the date of settlement and delivery of the New Second Lien Notes in cash or by way of set-off with the subscription price of the New Second Lien Notes, at the election of the Company, to the members of the Ad Hoc Senior Noteholders Committee or to their assignees (under certain conditions provided in the Private Placement Agreement); and

(ii)

Backstop Warrants allocated for free to the members of the Ad Hoc Senior Noteholders Committee or to their transferees (under certain conditions set forth in the Private Placement Agreement); giving the right to subscribe in aggregate to 1.5% of the share capital of the Company after dilution resulting from the Rights Issue with PSR, the Equitization of the Convertible Bond Claim, the Equitization of the Senior Notes Claim, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2;

The Backstop Warrants may be exercised during a 6-month period starting on the Restructuring Effective Date at a strike price of € 0.01 to be paid in cash;

The Backstop Warrants will be allocated between the members of the Ad Hoc Senior Noteholder Committee (or, as the case may be, their transferees under certain conditions) pursuant to the Private Placement Agreement and on a pro rata basis to their Backstop Percentage as defined herein.

The other main terms and conditions of the Backstop Warrants are similar to those applying to the Warrants as detailed in paragraph 4.7.2 below;

The issuance of the Backstop Warrants or of the underlying shares could also be implemented through different mechanisms than what is provided for in Section 4.4.2(b) (excluding any payment in cash corresponding to the amount of the Backstop Warrants), subject to the unanimous consent of the Company and their beneficiaries on the closest date to such decision.

It is further specified that the backstop fee will only be payable subject to the occurrence of the Restructuring Effective Date.

•	The detailed terms and conditions of Backstop Warrants are attached in Annex 16.

•	Transfer of commitments:

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•

Transfer of the subscription commitments: without prejudice to the provisions of the Private Placement Agreement, it is specified that the subscription commitments of the Eligible Senior Noteholders shall be transferred, in whole or in part, only to Qualified Investors subject to the simultaneous transfer of (i) the corresponding number of existing Senior Notes which gave the right to the pro rata subscription commitment thus transferred and (ii) the corresponding subscription commitment fee;

•

Transfer of the Backstop Commitments: without prejudice to the provisions of the Private Placement Agreement, it is specified that the Backstop Commitments of any member of the Ad Hoc Senior Noteholders Committee (and its successors) could be transferred separately from the existing Senior Notes and the subscription commitment (without any “stapling” mechanism) but shall only be transferred in whole (no partial transfer of the Backstop Commitments will be possible) and subject notably to (i) the transfer of the corresponding rights to the Backstop fee, (ii) the prior approval from the Company and the other members of the Ad Hoc Senior Noteholders Committee, and (iii) the transferee being a Qualified Investor;

It being specified that the transferee shall simultaneously accede to the Lock-up Agreement and to the Private Placement Agreement.

In the event where the Lock-up Agreement and the Private Placement Agreement would be terminated, the Judicial Administrator reminds that it should not affect the votes within the Lenders’ Committee and the BGM already cast, or prevent the Company from possibly launching a new subscription by way of a new private placement to raise new money.

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4.4.3	Use of proceeds of the Rights Issue with PSR and the New Second Lien Note Issue

The New Money (net of backstop and commitment fees and other fees related to the Rights Issue with PSR and the New Second Lien Notes Issue) will be used as follows:

(i)

first, and up to an amount of USD 250 million, for the financing of the Group’s corporate and financial needs (including the repayment of “any DIP facility” on the Restructuring Effective Date if such DIP facility has been drawn during the Chapter 11 proceedings, payment of the Accrued Convertible Bond Interest Payment on the Restructuring Effective Date, and payment of costs and fees in connection with the Restructuring, other than backstop costs and fees and other fees related to the Rights Issue with PSR and the New Second Lien Note Issue);

(ii)

second, to make the Upfront Pay Down to the Secured Lenders as detailed in Section 4.3.1.1.(a), the amount of such Upfront Pay Down to Secured Lenders being limited to the maximum aggregate amount of USD 150 million; it being specified that the Company may have to lend part of this amount to US Holding for this purpose; and

(iii)

the remainder being kept by the Company to face its financial needs (including the payment of fees and costs in connection with the Restructuring other than, in particular, the subscription and backstop fees and costs) and any delay in the Group’s redeployment.

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4.5	Share Capital Reduction of the Company and treatment of Historical Shareholders

4.5.1	Share Capital Reduction of the Company

As a condition precedent to all issuances of financial instruments contemplated in this Draft Safeguard Plan, the Company will implement a share capital reduction not justified by losses through a reduction of the nominal value of the Shares from € 0.80 to € 0.01, the amount of such share capital being booked as unavailable reserves.

4.5.2	Treatment of the shareholders: grant of free Warrants #1

Without prejudice of the Rights Issue with PSR detailed in Section 4.4.1 above, the Company will grant Warrants #1 to the Historical Shareholders. The main terms and conditions of such Warrants #1 are as follows:

•	Issuer: Company;

•	Instruments: Warrants;

•	Issue price: Warrants #1 are issued and allocated for free;

•	Beneficiaries: Historical Shareholders;

•	Quantity: each existing Share on the record date for the allocation of Warrants #1 shall receive 1 Warrant #1;

•	Exercise ratio: 3 Warrants #1 shall give the right to subscribe to 4 new Shares of the Company;

•	Strike price: euro equivalent of USD 3.50 per new Share;

•	Strike price payment: in cash only (and not by way of set-off of claims);

•	Exercise period: 4-year period starting on the Restructuring Effective Date;

•	Listing: the Warrants #1 will be listed on the regulated market of Euronext in Paris;

•	The other main terms and conditions of the Warrants #1 are similar to the common terms and conditions applying to the Warrants as detailed in paragraph 4.7.2 below.

•	The detailed terms and conditions of Warrants #1 are attached in Annex 17.

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4.6	Coordination Warrants Issue

As compensation for their global coordinator role in the context of the Restructuring, members of the Ad Hoc Senior Noteholder Committee will receive free Coordination Warrants whose main terms and conditions are as follows:

•	Issuer: Company;

•	Instruments: Warrants;

•	Issue price: Coordination Warrants are issued and allocated for free;

•	Beneficiaries: members of the Ad Hoc Senior Noteholder Committee as at June 14, 2017;

•

Exercise ratio: all Coordination Warrants will give the right to subscribe in aggregate for 1% of the share capital of the Company, after dilution resulting from the Rights Issue with PSR, the Equitization of the Convertible Bond Claim, the Equitization of the Senior Notes Claim, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2;

•	Strike price: € 0.01 per new Share;

•	Strike price payment: in cash only (and not by way of set-off of claims);

•	Exercise period: 6 months as from the Restructuring Effective Date;

•	The other main terms and conditions of the Coordination Warrants are similar to those applying to the Warrants as detailed in paragraph 4.7.2 below;

•	It is further specified that the Coordination Warrants will be allocated to the members of the Ad Hoc Senior Noteholders Committee only on the Restructuring Effective Date;

•

The detailed terms and conditions of the Coordination Warrants and in particular the allocation rules between the members of the Ad Hoc Senior Noteholder Committee as at June 14, 2017 are attached in Annex 18.

The issuance of Coordination Warrants or of the underlying shares could also be implemented through different mechanisms than what is provided for in Section 4.6 (excluding any payment in cash corresponding to the amount of the Coordination Warrants), subject to the unanimous consent of the Company and the members of the Ad Hoc Senior Noteholders Committee.

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4.7	Terms and conditions similar for certain instruments issued within the framework of the Restructuring

4.7.1	Terms and conditions of the new Shares

New Shares issued as part of the Restructuring Equity Steps (including new Shares to be issued as a result of the exercise of Warrants) shall be fully assimilated to existing Shares as from their issuance date (current dividend rights).

They will be freely tradable, subject to the applicable regulation thereof, and may be issued either in registered or bearer form, at the election of the subscriber.

They will be listed on the regulated market of Euronext in Paris on the same market listing as the existing Shares.

The definitive number of Shares to be allocated under the Equitization of the Senior Note Claim and the Equitization of the Convertible Bond Claim will be determined based on the amount of the Convertible Bond Claim and the amount of the Senior Note Claim reduced in each case by the respective amounts of (a) the Accrued Convertible Bond Interest Payment and (b) the Accrued Senior Note Interest Payment and the amount offset under the potential subscription to the Rights Issue with PSR in the event the Backstop Commitment by Set-Off described hereinbefore would have been called.

4.7.2	Terms and conditions similar for the Warrants issued as part of the Restructuring

All Warrants which will be issued as part of the Restructuring will have the following common terms and conditions:

•	Anti-dilution adjustments:

•	Transactions described in articles L.228-98 and L.228-101 of the French Code of Commerce can be carried out without the prior authorization of any of the holders of the Warrants;

•	The Warrants will include standard anti-dilution adjustments of the exercise ratios provided for by the French Code of Commerce (no additional contractual protection is contemplated);

•

The exercise ratio of the Warrants shall not be adjusted as a result of the issuance of the various financial instruments contemplated by the Draft Safeguard Plan as the terms and conditions of those Warrants already take into account the issuance of such instruments;

•

Suspension of the exercise of the Warrants: the Company will have the possibility to suspend the exercise of the Warrants for a maximum period of 3 months or any other period provided for by applicable regulation in the case of increase in the share capital, merger, spin off or issuance of new shares or securities, or financial transactions conferring preferential subscription rights or reserving a priority subscription period for shareholders, it being specified that the exercise period of the Warrants #3, the Backstop Warrants and the Coordination Warrants will then be extended accordingly.

•

Purchase of Warrants: the Company will have the possibility to carry out purchases (on market / off market) or launch a public tender or exchange offer in respect of Warrants #1 and Warrants #2, as well as Warrants #3, Coordination Warrants and Backstop Warrants in the event where they would be listed on a

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regulated market. If the Warrants #3, Coordination Warrants and/or Backstop Warrants would not be listed on a regulated market, the Company will have the possibility to carry out purchases of such Warrants (directly or through offer to all holders). For the avoidance of doubt, the Company may not impose on the holders the sale or redemption of their Warrants;

•

Listing: Warrants #1 and Warrants #2 will be listed on the regulated market of Euronext in Paris and will be freely tradable. Coordination Warrants, Backstop Warrants and Warrants #3 will not be listed on any regulated or non-regulated market except if the Company considers such listing would be useful to facilitate the settlement and delivery transactions. Coordination Warrants, Backstop Warrants and/or Warrants #3 will be freely tradable;

•	Governing law: Warrants #1, Warrants #2, Warrants #3, Coordination Warrants and Backstop Warrants shall be governed by French law;

•

Tax provisions: in the event where a withholding tax would be due as a result of the allocation of a Warrant, the beneficiary thereof will indemnify the Company of any tax consequence of such allocation for the Company. The Company will be authorized to withhold from any payment, for any reason, that it shall make to the beneficiary, the amount of the withholding tax due to the Tax administration. In the case where those amounts that the Company may withhold from payments would not be sufficient to pay the withholding tax due to the Tax administration, the beneficiary shall deposit with the Company the sufficient sums to cover the difference to obtain the Warrants.

In this respect, and in order to determine the withholding tax base and the potential deposit of sums mentioned hereinabove to be made within the framework of the allocation of Warrants, the Company shall use, in order to determine the value of the allocated Warrants, the difference between (a) the sum (i) of the subscription price of a share issued within the framework of the Rights Issue with PSR and (ii) the average value of a preferential subscription right during the subscription period and (b) the strike price of the Warrants. More generally and pursuant to Article 10.1 of the Private Placement Agreement and the disclosures included in the information statement of the New Second Lien Notes, the Company will levy the withholding tax set forth in article 182 B of the French General Tax Code.

4.7.3	Rounding rules and treatment of fractional instruments

The exact number of securities to be issued in the framework of each Restructuring Equity Step, the size of each relevant issuance and, with respect to Warrants #1, Warrants #2, Warrants #3, Backstop Warrants and Coordination Warrants, the number of shares to which those Warrants give right upon exercise, may be adjusted by the Company in order to take into account (i) the rounding issues, in particular with respect to the preferential subscription rights in the framework of the Rights Issue with PSR, (ii) the necessary application of the USD/EUR exchange rate, (iii) the issues pertaining to the fractional instruments, and (iv) other technical issues as the case may be.

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No fractional instrument shall be allocated to the beneficiaries of the various Restructuring Equity Steps (including notably the Senior Noteholders and the Convertible Bondholders under (i) the Equitization of the Senior Note Claim, (ii) the Equitization of the Convertible Bond Claim and (iii) the Backstop Commitment by Set-Off). As a consequence, the number of securities allocated to each beneficiary of the various Restructuring Equity Steps shall be rounded down to the nearest whole number.

4.7.4	Rules relating to the issuance and subscription of certain securities

The Guarantor Companies under Chapter 11 will request from the relevant US Court the application of section 1145 of the Federal Bankruptcy Code so that the creditors and/or shareholders (as the case may be) located in the United States that receive securities under the chapter 11 and Safeguard plans on account of their existing claims against and interests in the Guarantor Companies under Chapter 11 or the Company, as applicable, will, to the greatest extent practicable, benefit from that exemption from the registration requirements of section 5 of the US Securities Act of 1933.

In the event the Court declines to apply section 1145 as described above with respect to one or more securities, the offer of such securities(s) to creditors and/or shareholders (as the case may be) located in the United States will be made in reliance on another exemption from registration, to the extent available, or otherwise so as not to violate applicable securities laws, which may impact the ability of certain creditors or shareholders to receive, exercise and/or transfer said securities in the United States.

5	Governance of the Company after completion of the Restructuring

Subject to the vote of the general meeting of the Company’s shareholders, the structure and composition of the Company’s board of directors further to the Restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who will have become and will have remained shareholders of the Company.

The structure and composition of the board shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any event no longer than 3 months as from the Restructuring Effective Date.

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6	Summary of the steps and implementation transactions of the Restructuring

Subject to the satisfaction of all the conditions precedent to the steps described herein, the table below summarizes the sequence of the main steps and transactions of the Restructuring provided for in this Draft Safeguard Plan and whose terms and conditions are detailed in the sections above, it being specified that (i) they shall occur upon the Restructuring Effective Date at the latest, and (ii) the settlement and delivery of the issuance of certain financial instruments may occur simultaneously:

	STEPS[11]	Sections of the Draft Safeguard Plan
1	Share capital reduction of the Company	Section 4.5.1

2	Grant of Warrants #1 for free to Historical Shareholders	Section 4.5.2

3	Rights Issue with PSR in favor of Historical Shareholders by way of issuance of new Shares with Warrants #2	Section 4.4.1

4	Equitization of the Convertible Bonds	Section 4.3.3.1

5	Equitization of the Senior Notes	Section 4.3.2.1

6	Exchange of the claims under the Secured Loans in claims under the New First Lien Secured Notes, subject to the Upfront Pay Down of point 9. below	Section 4.3.1.1.(b)

7	New Second Lien Notes and Warrants #3 Issue	Section 4.4.2

8	New Second Lien Interest Notes issue	Section 4.3.2.2.1.

9	Secured Loans Upfront Pay Down	Section 4.3.1.1.(a)

10	Backstop Warrants Issue	Section 4.4.2(b)

11	Coordination Warrants Issue	Section 4.6

12	Accrued Interest Payments	Sections 4.3.2.2. and 4.3.3.2

[11]	Those steps do not take into account the potential term-out of certain claims over ten years.

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7	Duration of the Safeguard Plan

Given that certain liabilities are subject to a term-out option over 10 years, it is requested from the Commercial Court of Paris to hold and rule that the duration of the Safeguard Plan shall be 10 years as from the ruling sanctioning the Safeguard Plan.

8	Approval and sanctioning of the Safeguard Plan

As from its sanctioning by the Commercial Court of Paris, the provisions of the Safeguard Plan, including its annexes, will apply to the Company and to all its creditors affected by the Safeguard Plan.

In case of a contradiction between any of the provisions of the Draft Safeguard Plan and any provision of its annexes, the Draft Safeguard Plan shall prevail.

As necessary, it is reminded that the provisions of the Safeguard Plan will be binding on and enforceable against all the Company’s creditors, including those members of the Lenders’ Committee or of the BGM, whether such members voted in favor of the Draft Safeguard Plan or not.

All creditors undertake to make their best effort to amicably settle any dispute that may arise with another creditor or with the Company in connection with the interpretation of the implementation of the Safeguard Plan and undertake to submit, in the first instance, such dispute to the court-appointed trustee supervising the implementation of the Safeguard Plan in the framework of a mediation process. This latter will try and bring the parties together within one month after the day on which the dispute was submitted to the court-appointed trustee supervising the implementation of the Safeguard Plan.

9	Conditions precedent to the sanctioning of the Draft Safeguard Plan

The filing of this Draft Safeguard Plan with the Commercial Court of Paris for the purpose of its sanctioning is subject to satisfaction of all the following conditions precedents:

•	The approval of the Draft Safeguard Plan by the Lenders’ Committee pursuant to the conditions set forth in article L.626-30-2 of the French Code of Commerce;

•	The approval of the Draft Safeguard Plan by the BGM pursuant to the conditions set forth in article L.626-32 of the French Code of Commerce;

•	The approval by the general meeting of the Company’s shareholders of the resolutions enabling the implementation of the Draft Safeguard Plan; and

•	Confirmation by the relevant US Court of the “Chapter 11” plans.

10	Conditions precedent to the implementation of the Safeguard Plan

The implementation of the Safeguard Plan is subject to the satisfaction of the following conditions precedent:

•	The sanctioning of the Draft Safeguard Plan by the Commercial Court of Paris;

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•

The confirmation by the relevant US Court of the “Chapter 11” plans and the recognition of the ruling sanctioning the Safeguard Plan within the framework of the “Chapter 15” proceedings, the enforcement of which is not stayed;

•

The obtention of a fairness opinion from an independent financial expert appointed by the Company confirming that the Restructuring Equity Steps are fair from a financial perspective in accordance with the Autorité des Marchés Financiers General Regulation;

•

The obtention of all prior regulatory authorizations as may be required for the Company to implement the Restructuring (including the visa of the Autorité des Marchés Financiers on the financial instruments issuance prospectuses);

•

Unless the members of the Ad Hoc Senior Noteholder Committee waive such condition, or accept to make it less constraining, in particular because they consider they do not act in concert, the obtention of a final waiver from the Autorité des Marchés Financiers in favor of the members of the Ad Hoc Senior Noteholder Committee not to launch a mandatory tender offer pursuant to article 234-9, 2° of the Autorité des Marchés Financiers General Regulation, cleared of any possible challenge (either in the absence of any challenge within 10 days of the publication of such waiver or after a ruling rendered by the Court of appeal of Paris in the event of a challenge thereon within the 10-day period) ;

•

The satisfaction of all the conditions precedent provided for in the Restructuring implementation documents, including in particular the New First Lien Secured Notes indenture, the New Second Lien Notes New Second Lien Interest Notes indenture the and the various terms and conditions of the Warrants; and

•

The settlement and delivery of the Restructuring Equity Steps prior to February 28, 2018, or any subsequent date which would be set in accordance with the provisions of the Lock-up Agreement and the Restructuring Support Agreement.

11	Unenforceability of transfers made in breach of the Safeguard Plan

Any assignment or transfer made in breach of the provisions of the Safeguard Plan will not be enforceable against the Company for the purposes of implementing said plan, it being noted that the creditors members of the Lenders’ Committee and the BGM hereby agree that the Company shall not be held liable for any damage resulting from such unenforceability.

12	Supervision of the implementation of the Safeguard Plan

12.1	Judicial Administrator, Court-appointed trustee supervising the implementation of the Safeguard Plan and ad hoc representative

12.1.1	Judicial Administrator

Pursuant to article L.622-24 of the French Code of Commerce, the Company will request from the Court that the Judicial Administrator will be authorized to perform the required acts for the implementation of the Safeguard Plan.

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In particular, in the event where a creditor would not execute any implementation document of the Safeguard Plan, the Judicial Administrator will be authorized to sign it in the name and on behalf of the defaulting creditor.

12.1.2	Court-appointed trustee supervising the implementation of the Safeguard Plan

The Company will request from the Commercial Court of Paris the appointment of a trustee in order to supervise the implementation of the Safeguard Plan.

The Court-appointed trustee supervising the implementation of the Safeguard Plan may also hold, as necessary, the instruments and/or money to be allocated to the defaulting creditors further to the steps and transactions of the Restructuring described in this Draft Safeguard Plan.

12.1.3	Ad hoc Representative

Finally and as appropriate, the Company may apply for the appointment of an ad hoc representative who will be in charge of taking all appropriate actions and entering into any document to implement the Safeguard Plan in the name and on behalf of any creditor or shareholder of the Company who would not perform the necessary acts and formalities to implement the Safeguard Plan, or in order to fulfill any specific mission which would appear necessary in the framework of the implementation of the Safeguard Plan.

12.2	Payment of the creditors

It is specified that the Court will be requested to authorize the Court-appointed trustee supervising the implementation of the Safeguard Plan to pay all the creditors under the Safeguard Plan through a credit institution specifically organized to process mass payments in cash or in securities, pursuant to article L.626-21, paragraph 5 of the French Code of Commerce.

It is also requested from the Court to specify in the ruling sanctioning the Safeguard Plan that the payments made to the creditors under their claims, for which the Creditors’ Representative proposed an admission and no challenge has been filed with the Supervising Judge, shall be made on a provisional basis as soon as the ruling sanctioning the Safeguard Plan has become final, pursuant to article L.626-21, paragraph 2 of the French Code of Commerce.

12.3	Challenge, sanction and implementation of the Safeguard Plan

For the avoidance of doubt, it is specified that any challenge lodged against the extraordinary general meeting of the Company which would have approved the necessary resolutions to the implementation of the Safeguard Plan shall not prevent the sanctioning of the Safeguard Plan by the Court.

It is also specified that any challenge without suspensive effect lodged against the ruling of the Commercial Court of Paris sanctioning the Safeguard Plan shall not prevent the Safeguard Plan from being implemented.

12.4	Potential amendments to the Safeguard Plan

The Safeguard Plan, including its annexes, and its implementation documents may be amended or completed in good faith on pure technical or administrative points and, as the case may be, to correct clerical errors. In this case, the parties already acknowledge that such amendments or corrections shall not be deemed to be substantial changes in the objectives and terms of the plan.

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In the event where the contemplated amendments would not be of an administrative or technical nature or intended to correct clerical errors, the Safeguard Plan and the implementation documentation shall be amended, modified and/or completed, with the prior consent of the Company, only at a majority of two-thirds of those creditors who are members of the Lenders’ Committee or of the BGM, or in each case their affiliate or beneficial owner, provided that such modifications are not substantial changes in the objectives and terms of the plan except, with respect to a modification of an implementation document, if another majority rule is provided in such document.

In any event, should a provision of an implementation document contradict the Safeguard Plan, the contemplated amendments shall never intend to or result in such provision prevailing over the Safeguard Plan.

13	Persons liable for the implementation of the Safeguard Plan

In accordance with the provisions of article L.626-10 of the French Code of Commerce, Mr. Jean-Georges MALCOR acknowledges, in his capacity as CEO of the Company, that he shall be liable for the implementation of the Safeguard Plan.

Paris, on July 11, 2017

[signature]

Jean-Georges MALCOR,
CEO of CGG

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Annexes to the Draft Safeguard Plan

Annex 1.	Reference Document 2016

Annex 2.	Kbis extract of the Company

Annex 3.	Simplified organizational chart of the Group

Annex 4.	List of the operational guarantees granted by the Company

Annex 5.	Press release dated May 12, 2017

Annex 6.	Press release dated June 2, 2017

Annex 7.	Lock-up Agreement

Annex 8.	Press release dated June 14, 2017

Annex 9.	Restructuring Support Agreement

Annex 10.	Opening ruling of the safeguard proceedings dated June 14, 2017

Annex 11.	New First Lien Secured Notes indenture

Annex 12.	New Second Lien Notes and New Second Lien Interest Notes indenture

Annex 13.	Warrants #2 terms and conditions

Annex 14.	Warrants #3 terms and conditions

Annex 15.	Private Placement Agreement

Annex 16.	Backstop Warrants terms and conditions

Annex 17.	Warrants #1 terms and conditions

Annex 18.	Coordination Warrants terms and conditions

Annex 19.	Main terms of the Intercreditor Agreement

Annex 20.	Main terms of the Additional Intercreditor Agreement

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REVISED DISCLOSURE STATEMENT

EXHIBIT C

Corporate Structure Chart

CGG Simplified Structure Chart

REVISED DISCLOSURE STATEMENT

EXHIBIT D

Lock-Up Agreement

EXECUTION VERSION

THIS LOCK-UP AGREEMENT IS NOT, AND SHALL NOT BE DEEMED, AN OFFER WITH RESPECT TO ANY SECURITIES, A SOLICITATION TO TENDER OR EXCHANGE OF ANY OF THE EXISTING BONDS OR EXISTING SHAREHOLDER EQUITY OR A SOLICITATION OF VOTES WITH RESPECT TO A CHAPTER 11 PLAN OF REORGANIZATION. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR, AS APPLICABLE, PROVISIONS OF THE BANKRUPTCY CODE.

LOCK-UP AGREEMENT

dated 13 June 2017

CGG S.A.

as the Company

and

THE CALCULATION AGENT

Ref: L-256673

Linklaters LLP

Table of Contents

Contents		Page
1	Definitions and interpretation	1

2	Effective Date and Accession	16

3	Relationship with other documents	18

4	Participants’ rights and obligations	18

5	General undertakings	18

6	Undertakings by the Company and the Obligors	25

7	Undertakings by the Participating Secured Lenders	30

8	Undertakings by the Participating Bondholders	32

9	Limitations on undertakings	35

10	Committees	37

11	Relevant Counsel	41

12	Termination	41

13	Representations	46

14	Disclosure of information	49

15	Publicity	51

16	Specific performance	51

17	Further assurance	52

18	No solicitation	52

19	Notices	52

20	Partial invalidity	53

21	Remedies, waivers and hardship	53

22	Amendments and waivers	54

23	Reservation of rights	55

24	Governing law	55

25	Settlement Discussions	55

26	Jurisdiction	56

Schedule 1 The Obligors		57

THIS AGREEMENT is dated 13 June 2017 and made between:

(1)

CGG S.A., a société anonyme incorporated under the laws of France whose registered office address is at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris, France and with registration number 969 202 241 RCS Paris as the company (the “Company”); and

(2)	LUCID ISSUER SERVICES LIMITED, a company incorporated in England and Wales with registered number 5098454 (the “Calculation Agent”).

Background

(A)

The Company has been in negotiations with the Committees and certain other stakeholders with the objective of reaching an agreement on the terms of a proposed financial restructuring, under the aegis of Maître Hélène Bourbouloux, in her capacity as mandataire ad hoc of the Company appointed by order of the President of the Commercial Court of Paris (Tribunal de commerce de Paris) dated 27 February 2017.

(B)

The Company and the members of each of the Committees have agreed in principle to the terms of a financial restructuring of the Group as set out in the Term Sheet involving, among other things, partially repaying and converting the Secured Debt into new bonds issued by CGG Holding (U.S.) Inc., the conversion of the principal amount of the Bond Debt into equity interests in the Company and the provision of new money to the Group by way of issuance of new debt and equity instruments.

(C)	The Company and the members of each of the Committees have agreed to enter into this Agreement in order to facilitate the implementation of the Financial Restructuring.

IT IS AGREED as follows:

1	Definitions and interpretation

1.1	Definitions

In this Agreement:

“2019 Convertible Bonds” means the €34,935,569 1.25% convertible bonds issued by the Company pursuant to the 2019 Offer Document.

“2019 Offer Document” means the offer document dated 13 November 2012 relating to the 2019 Convertible Bonds.

“2020 Convertible Bonds” means the €325,165,550 1.75% convertible bonds issued by the Company pursuant to the 2020 Offer Document.

“2020 Indenture” means the New York law indenture dated 23 April 2014 made between the Company as issuer, the Obligors as guarantors and the 2020 Senior Notes Trustee relating to the 2020 Senior Notes as amended from time to time.

“2020 Offer Document” means the offer document dated 28 May 2015 relating to the 2020 Convertible Bonds.

“2020 Senior Notes Trustee” means the Trustee as such term is defined in the 2020 Indenture.

“2020 Senior Notes” means the €400,000,000 5.875% guaranteed senior notes due 2020 issued by the Company pursuant to the 2020 Indenture.

“2021 Indenture” means the New York law indenture dated 31 May 2011 made between the Company as issuer, the Obligors as guarantors and the 2021 Senior Notes Trustee relating to the 2021 Senior Notes as amended from time to time.

“2021 Senior Notes” means the US$675,625,000 6.5% guaranteed senior notes due 2021 issued by the Company pursuant to the 2021 Indenture.

“2021 Senior Notes Trustee” means the Trustee as such term is defined in the 2021 Indenture.

“2022 Indenture” means the New York law indenture dated 1 May 2014 made between the Company as issuer, the Obligors as guarantors and the 2022 Senior Notes Trustee relating to the 2022 Senior Notes as amended from time to time.

“2022 Senior Notes” means the US$419,636,000 6.875% guaranteed Senior Notes due 2022 issued by the Company pursuant to the 2022 Indenture.

“2022 Senior Notes Trustee” means the Trustee as such term is defined in the 2022 Indenture.

“Accession Letter” means a document substantially in the form set out in Schedule 4 (Form of Accession Letter) or Schedule 5 (Form of Sub-Participant’s Letter).

“Ad Hoc Convert Holder Committee” means the ad hoc committee of convertible bondholders, being the entities listed in Part C of Schedule 3 (The Ad Hoc Convert Holder Committee) on the date of this Agreement, subject to any change in the composition of such committee from time to time after the date of this Agreement, and provided that no Convert Holder may be a member of the Ad Hoc Convert Holder Committee if it, or any of its Affiliates, is also a Senior Noteholder, a Secured Lender or a shareholder of the Company.

“Ad Hoc Convert Holder Committee’s Counsel” means Darrois Villey Maillot Brochier or any successor legal counsel to the Ad Hoc Convert Holder Committee.

“Ad Hoc Secured Lender Committee” means the ad hoc committee of secured lenders, being the entities listed in Part A of Schedule 3 (The Ad Hoc Secured Lender Committee) on the date of this Agreement, subject to any change in the composition of such committee from time to time after the date of this Agreement.

“Ad Hoc Secured Lender Committee’s Counsel” means Kirkland & Ellis LLP and De Pardieu Brocas Maffei or any successor legal counsel to the Ad Hoc Secured Lender Committee.

“Ad Hoc Senior Noteholder Committee” means the ad hoc committee of Senior Noteholders, being the entities listed in Part Bof Schedule 3 (The Ad Hoc Senior Noteholder Committee) on the date of this Agreement, subject to any change in the composition of such committee from time to time after the date of this Agreement.

“Ad Hoc Senior Noteholder Committee’s Counsel” means Willkie Farr & Gallagher LLP and DLA Piper LLP or any successor legal counsel to the Ad Hoc Senior Noteholder Committee.

“Additional Debt” means, in relation to any Debt, any money, debt or liability due, owing or incurred under or in connection with:

(a)	any refinancing, deferral or extension of that Debt;

(b)

prior to execution of this Agreement, any further advance which may be made under any document, agreement or instrument supplemental to any relevant document together with any related interest, fees and costs;

(c)	any claim for damages or restitution in the event of rescission of that Debt or otherwise in connection with any relevant document;

(d)

any claim against the Company, any Obligor or other member of the Group flowing from any recovery by the Company, an Obligor or other member of the Group or any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer of a payment or discharge in respect of that Debt on the grounds of preference or otherwise; and

(e)

any amount (such as post-insolvency interest) which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company and any Related Fund.

“Alternative Proposal” has the meaning given to that term in paragraph (a)(ii) of Clause 6.3 (Restrictions on the Company and the Obligors).

“Approval Motion” has the meaning given to such term in Clause 6.9 (Chapter 11 fees motion).

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended from time to time.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.

“Bond Debt” means all present and future moneys, debts and liabilities due, owing or incurred from time to time by the Company or any Obligor to any Bondholder under or in connection with any Bond Document (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise) together with any related Additional Debt.

“Bond Documents” means the Indentures and the Offer Documents.

“Bond Trustees” means the 2020 Senior Notes Trustee, the 2021 Senior Notes Trustee and the 2022 Senior Notes Trustee.

“Bondholders” means the Senior Noteholders and the Convert Holders.

“Bonds” means the Convertible Bonds and the Senior Notes.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Paris and New York.

“Cash Collateral” has the meaning set forth in section 363(a) of the Bankruptcy Code.

“Cash Collateral Orders” means the Interim Cash Collateral Order and the final cash collateral order (on materially the same terms and conditions as those set forth in the Interim Cash Collateral Order and in a form and substance, including with respect to any amendments or supplements, reasonably acceptable to the Ad Hoc Secured Lender Committee) authorising the Chapter 11 Companies’ use of Cash Collateral.

“Chapter 11 Cases” means any cases filed under chapter 11 of the Bankruptcy Code by the Chapter 11 Companies to implement the Financial Restructuring.

“Chapter 11 Companies” means the members of the Group listed in Schedule 2 (Chapter 11 Companies).

“Chapter 11 Plan” means any plan of reorganisation filed in the Chapter 11 Cases with respect to the Chapter 11 Companies (including all exhibits, supplements, appendices and schedules thereto), which shall be on terms consistent in all material respects with this Agreement and the SN Private Placement Agreement, as the same may be amended, supplemented or modified from time to time in accordance with the terms and conditions of this Agreement.

“Chapter 15 Cases” means any ancillary cases filed by the Company or any Obligor for the recognition of the Safeguard and/or any other process or proceedings that the Company considers is necessary to implement the Financial Restructuring, in each case under chapter 15 of the Bankruptcy Code and the granting of additional relief and assistance in the Bankruptcy Court.

“Claim” means all rights, obligations, liabilities and claims, counter-claims, cross-claims, causes or rights of action (whether present or future, whether actual, prospective or contingent) of whatsoever nature and howsoever arising and whether or not presently known or unknown, including, without limitation, any “claim” as such term is defined in section 101(5) of the Bankruptcy Code.

“Collateral Agent” has the meaning given to that term in the Intercreditor Agreement.

“Commitment” has the meaning given to the term “Subscription Commitment” in the SN Private Placement Agreement.

“Commitment Funding Event” means the funding by a Commitment Party of its Commitment in accordance with the terms of the SN Private Placement Agreement.

“Committee Approval” means, in relation to any matter or issue:

(a)

in respect of the Ad Hoc Secured Lender Committee, approval by members of the Ad Hoc Secured Lender Committee holding not less than 50.1% of the aggregate principal amount of the Secured Debt held by the Ad Hoc Secured Lender Committee at that time;

(b)

in respect of the Ad Hoc Senior Noteholder Committee, approval by members of the Ad Hoc Senior Noteholder Committee holding not less than 50.1% of the aggregate principal amount of the Senior Note Debt held by the Ad Hoc Senior Noteholder Committee at that time; or

(c)

in respect of the Ad Hoc Convert Holder Committee, solely to the extent the Ad Hoc Convert Holder Committee qualifies as a Committee under the terms of this Agreement, approval by members of the Ad Hoc Convert Holder Committee holding not less than 50.1% of the aggregate principal amount of the Convertible Bond Debt held by the Ad Hoc Convert Holder Committee at that time, as applicable.

“Committees” means (i) the Ad Hoc Secured Lender Committee, (ii) the Ad Hoc Senior Noteholder Committee and (iii), provided that all members of the Ad Hoc Convert Holder Committee as at the date of this Agreement are and remain from time to time a Participating Convert Holder, the Ad Hoc Convert Holder Committee, and “Committee” shall be constructed accordingly.

“Company’s Counsel” means Linklaters LLP, Weil, Gotshal & Manges LLP, as counsel to the Company, and Paul Weiss, Rifkind, Wharton & Garrison LLP, as counsel to the Chapter 11 Companies, in each case or any successor legal counsel to the Company and its Subsidiaries.

“Conciliation” means the proceedings of conciliation under articles L.611-4 to L.611-16 of the French Code de Commerce in respect of the Company in order to implement and/or consummate the Financial Restructuring.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the Loan Market Association or in any other form agreed by the Company.

“Convert Holders” means the respective holders of the Convertible Bonds.

“Convertible Bonds” means the 2019 Convertible Bonds and the 2020 Convertible Bonds.

“Convertible Bond Debt” means Bond Debt incurred pursuant to the Convertible Bonds.

“Debt” means the Secured Debt and the Bond Debt.

“December 2016 French RCF Waiver Letter” means the letter from the Company to the Agent (as defined under the French RCF Facility Agreement) dated 22 December 2016 seeking certain waivers under the French RCF Facility Agreement.

“Disclosure Statement” means the disclosure statement, including any exhibits, appendices and related documents, for the Chapter 11 Plan, as amended, supplemented or otherwise modified from time to time by the Bankruptcy Court or otherwise, and which shall be on terms consistent in all material respects with this Agreement, and otherwise in form and substance reasonably acceptable to the Company, the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee.

“DNCA” means together funds, owned, managed or advised by DNCA Finance (19 place Vendôme, 75001 Paris, France) or DNCA Invest, each of 60 av. JF Kennedy, L-1855 Luxembourg, Luxembourg.

“Documents” means the Secured Finance Documents and the Bond Documents.

“Effective Date” means the date specified in the notice delivered by the Company under Clause 2.1 (Effective Date).

“End Date” means the earlier of the Termination Date, the Long-Stop Date and the Restructuring Effective Date.

“Enforcement Action” means, unless expressly permitted under the terms of this Agreement, any action of any kind to:

(a)	make a demand in relation to any Debt;

(b)	declare prematurely due and payable or otherwise seek to accelerate payment of all or any part of any Debt, including placing any such indebtedness on demand;

(c)	recover, or demand cash cover in respect of, all or any part of any Debt (including by exercising any set-off, save as required by law, each in accordance with the terms of the applicable Documents);

(d)	take any steps to exercise or enforce any right under any guarantee or any right in respect of any Security, in each case granted in relation to (or given in support of) all or any part of any Debt;

(e)

petition for (or take or support any other step which may lead to) any corporate action, legal process (including legal proceedings, execution, distress, diligence, or any of the enforcement proceedings provided for in the French Code des Procédures Civiles d’Exécution) or other procedure or step being taken to commence insolvency proceedings in respect of any member of the Group; or

(f)

sue, claim or institute or continue legal process (including legal proceedings, execution, distress, diligence, or any of the enforcement proceedings provided for in the French Code des Procédures Civiles d’Exécution) against any member of the Group.

“Financial Restructuring” means the financial restructuring of the Group as set out in the Term Sheet involving, among other things, the partial repayment and conversion of the Secured Debt into new bonds issued by CGG Holding (U.S.) Inc., the conversion in full of the principal amount of the Bond Debt into equity interests in the Company and the provision of new money to the Group by way of issuance of new debt and equity instruments.

“French RCF Agent” means the Agent as such term is defined in the French RCF Facility Agreement.

“French RCF Debt” means Secured Debt incurred pursuant to the French RCF Facility Agreement.

“French RCF Facility Agreement” means the French law multicurrency revolving facility agreement dated 31 July 2013 made between, among others, the Company, certain of the Obligors and the French RCF Agent and as amended from time to time.

“French RCF Finance Parties” means the Finance Parties as such term is defined in the French RCF Facility Agreement.

“French RCF Lenders” means the Lenders as such term is defined in the French RCF Facility Agreement.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency of such body, or any court or arbitrator (public or private).

“Group” means the Company and its Subsidiaries.

“Group Structure Chart” means the structure chart of the Group in the form set out in Schedule 7 (Group Structure Chart).

“Holding Company” means, in relation to a company or corporation, any other company, corporation or other legal entity in respect of which it is a Subsidiary.

“Indentures” means the 2020 Indenture, the 2021 Indenture and the 2022 Indenture.

“Insolvency Event” means, except as contemplated herein:

(a)

the voluntary or involuntary winding-up, liquidation, dissolution, administration or reorganisation (by way of voluntary arrangement, bankruptcy, scheme of arrangement or otherwise) of the Company, any Obligor or any Material Subsidiary including liquidation judiciaire, redressement judiciaire, sauvegarde, sauvegarde accélérée, or sauvegarde financière accélérée proceedings under Livre Six of the French Code de Commerce; or

(b)

the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of the Company, any Obligor or any Material Subsidiary including liquidateur judiciaire, administrateur judiciaire, mandataire judiciaire, commissaire à l’exécution du plan or any person appointed as a result of any proceedings described in paragraph (a) above; or

(c)

voluntary or involuntary petitions for relief under the Bankruptcy Code, any state court proceeding or remedy regarding a winding-up, liquidation, assignment for benefit of creditors, or reorganization of the Company, any Obligor, or any Material Subsidiary; or

(d)

the appointment of a trustee, receiver or responsible officer with enlarged powers relating to, among other things, the operation of the business in respect of the Company, any Obligor or any Material Subsidiary in the Chapter 11 Cases or in any other proceedings described in paragraph (c) above, the conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, or the dismissal of the Chapter 11 Cases or the Chapter 15 Cases by order of the Bankruptcy Court; or

(e)	any analogous procedure or step that is taken in any jurisdiction.

“Intercreditor Agreement” means the New York law intercreditor agreement entered into originally on 8 August 2013 and as amended, restated and/or supplemented from time to time (including on 3 November 2015 and 22 December 2015) between, amongst others, the Company, the Obligors and the Secured Agents.

“Interim Cash Collateral Order” means the interim order of the Bankruptcy Court authorising the Chapter 11 Companies’ use of Cash Collateral, which shall be in a form and substance acceptable to the Ad Hoc Secured Lender Committee acting reasonably and in good faith and which shall be consistent with, and contain all the terms provided in, the cash collateral term sheet attached hereto as Schedule 12 (Cash Collateral Term Sheet).

“Investment Manager” means any entity that is an investment manager or investment adviser to a Participant.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, joint venture, association, partnership or any other entity.

“Judicial Reorganisation” means the entry of a judgment for and the proceedings of redressement judiciare under articles L.631-1 to L.632.-4 of the French Code de Commerce in respect of the Company in order to implement and consummate the Financial Restructuring.

“Local Counsel” means any local counsel appointed by the Ad Hoc Secured Lender Committee’s Counsel and/or the Ad Hoc Senior Noteholder Committee’s Counsel in connection with the Financial Restructuring (in each case on terms reasonably acceptable to the Company), provided that to the extent practicable and subject to conflict issues there shall be only one firm of lawyers in total per relevant jurisdiction in which the Ad Hoc Secured Lender Committee’s Counsel and/or the Ad Hoc Senior Noteholder Committee’s Counsel do not practice.

“Locked-Up Bond Debt” means the Locked-Up Senior Note Debt and the Locked-Up Convertible Bond Debt.

“Locked-Up Convertible Bond Debt” means, in relation to any Participating Convert Holder, the amount set opposite its name under the heading “Amount of Locked-Up Convertible Bond Debt” in any Accession Letter executed by it pursuant to paragraph (a) of Clause 2.2 (Accession) and the amount of any other Convertible Bond Debt transferred to it, other than by a person that is not a Participant to such Participating Convert Holder acting as a broker-dealer in its capacity as a Qualified Market-Maker of the Convertible Bond Debt, after the date of that Accession Letter, to the extent not reduced or transferred by it in accordance with this Agreement.

“Locked-Up Debt” means, in relation to a Participant, all of its Locked-Up Bond Debt and/or Locked-Up Secured Debt.

“Locked-Up French RCF Debt” means, in relation to any Participating French RCF Lender, the amount set opposite its name under the heading “Amount of Locked-Up French RCF Debt” in any Accession Letter executed by it pursuant to paragraph (a) of Clause 2.2 (Accession) and the amount of any other French RCF Debt transferred to it, other than by a person that is not a Participant to such Participating French RCF Lender acting as a broker-dealer in its capacity as a Qualified Market-Maker of the French RCF Debt, after the date of that Accession Letter, to the extent not reduced or transferred by it in accordance with this Agreement.

“Locked-Up Secured Debt” means the Locked-Up French RCF Debt, the Locked-Up US RCF Debt and the Locked-Up TLB Debt.

“Locked-Up Senior Note Debt” means, in relation to any Participating Senior Noteholder, the amount set opposite its name under the heading “Amount of Locked-Up Senior Note Debt” in any Accession Letter executed by it pursuant to paragraph (a) of Clause 2.2 (Accession) and the amount of any other Senior Note Debt transferred to it, other than by a person that is not a Participant to such Participating Senior Noteholder acting as a broker-dealer in its capacity as a Qualified Market-Maker of the Senior Note Debt, after the date of that Accession Letter, to the extent not reduced or transferred by it in accordance with this Agreement.

“Locked-Up TLB Debt” means, in relation to any Participating TLB Lender, the amount set opposite its name under the heading “Amount of Locked-Up TLB Debt” in any Accession Letter executed by it pursuant to paragraph (a) of Clause 2.2 (Accession) and the amount of any other TLB Debt transferred to it, other than by a person that is not a Participant to such Participating TLB Lender acting as a broker-dealer in its capacity as a Qualified Market-Maker of the TLB Debt, after the date of that Accession Letter, to the extent not reduced or transferred by it in accordance with this Agreement.

“Locked-Up US RCF Debt” means, in relation to any Participating US RCF Lender, the amount set opposite its name under the heading “Amount of Locked-Up US RCF Debt” in any Accession Letter executed by it pursuant to paragraph (a) of Clause 2.2 (Accession) and the amount of any other US RCF Debt transferred to it, other than by a person that is not a Participant to such Participating US RCF Lender acting as a broker-dealer in its capacity as a Qualified Market-Maker of the US RCF Debt, after the date of that Accession Letter, to the extent not reduced or transferred by it in accordance with this Agreement.

“Long-Stop Date” means 28 February 2018 or such later date as may be agreed in writing by the Company, the Ad Hoc Senior Noteholder Committee and the Ad Hoc Secured Lender Committee, provided that such date may not be later than 31 March 2018.

“Majority Participating Bondholders” means, at any time, those Participating Bondholders who hold in aggregate greater than 50% of the aggregate principal amount of the Locked-Up Bond Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard.

“Majority Participating Secured Lenders” means, at any time, those Participating Secured Lenders who hold in aggregate greater than 50% of the aggregate principal amount of the Locked-Up Secured Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard.

“Majority Participating Senior Noteholders” means, at any time, those Participating Bondholders who hold in aggregate greater than 50% of the aggregate principal amount of the Locked-Up Senior Note Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard.

“Mandat Ad Hoc” means the order appointing a mandataire ad hoc and the proceedings of mandat ad hoc under article L.611-3 of the French Code de Commerce.

“March 2017 French RCF Waiver Letter” means the letter from the Company to the Agent (as defined under the French RCF Facility Agreement) dated 20 March 2017 seeking certain waivers under the French RCF Facility Agreement.

“Material Adverse Effect” means, by reference to the position as at the date of this Agreement:

(a)	a material adverse effect on or material adverse change in the ability of the Company or the Group to implement or consummate the Financial Restructuring by the Long-Stop Date; or

(b)	the consolidated financial condition, assets or business of the Group taken as a whole,

in each case except to the extent arising out of, resulting from or attributable to the execution, announcement or performance of this Agreement or the other Restructuring Documents or the transactions contemplated hereby or thereby, including, without limitation, the Financial Restructuring.

“Material Non-Public Information” means information which qualifies as inside information within the meaning of Article 7 of Regulation (EU) No. 596/2014 on market abuse.

“Material Restructuring Documents” means the Chapter 11 Plan, the Safeguard Plan, the Rehabilitation Plan (if applicable), the indenture in respect of the First Lien Secured Notes (as defined in the Term sheet), the indenture in respect of the Second Lien Notes (as defined in the Term Sheet), the indenture in respect of the New SN Interest Second Lien Notes (if applicable), the intercreditor agreement specified in the Term Sheet and the key security documents in respect of the First Lien Secured Notes (as defined in the Term Sheet), the Second Lien Notes (as defined in the Term Sheet) and the New SN Interest Second Lien Notes (if applicable), and the Disclosure Statement, in each case in a form and substance reasonably acceptable to the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee.

“Material Subsidiary” has the meaning given to it in the TLB Credit Agreement.

“Milestones Schedule” means Schedule 9 (Milestones Schedule).

“New Common Stock” means new common stock of the Company issued pursuant to the Financial Restructuring.

“Non-Disclosure Agreements” means any non-disclosure agreement entered into between the Company and any Parties or their Affiliates in relation to discussions, negotiations and information flow in connection with the Financial Restructuring.

“Obligor Accession Letter” means a document substantially in the form set out in Schedule 10 (Form of Obligor Accession Letter).

“Obligors” mean the Subsidiaries of the Company listed in Schedule 1 (The Obligors).

“Offer Documents” means the 2019 Offer Document and the 2020 Offer Document.

“Participants” means the Participating Secured Lenders and/or the Participating Bondholders.

“Participating Bondholders” means the Participating Senior Noteholders and/or the Participating Convert Holders.

“Participating Convert Holders” means (i) any Convert Holder and/or, as the case may be, (ii) any person who has entered into with a Convert Holder, either directly or indirectly, an operation of sub-participation in relation to the Convertible Bond Debt, in each case that has acceded to this Agreement in accordance with paragraph (a) of Clause 2.2 (Accession).

“Participating French RCF Lenders” means (i) any French RCF Lender and/or, as the case may be, (ii) any person who has entered into with a French RCF Lender, either directly or indirectly, an operation of sub-participation in relation to the French RCF Debt, in each case that has acceded to this Agreement in accordance with paragraph (a) of Clause 2.2 (Accession).

“Participating Secured Lender” means the Participating French RCF Lenders, the Participating TLB Lenders and/or the Participating US RCF Lenders.

“Participating Senior Noteholder” means (i) any Senior Noteholder and/or, as the case may be, (ii) any person who has entered into with a Senior Noteholder, either directly or indirectly, an operation of sub-participation in relation to the Senior Note Debt, in each case that has acceded to this Agreement in accordance with paragraph (a) of Clause 2.2 (Accession).

“Participating TLB Lenders” means (i) any TLB Lender and/or, as the case may be, (ii) any person who has entered into with a TLB Lender, either directly or indirectly, an operation of sub-participation in relation to the TLB Debt, in each case that has acceded to this Agreement in accordance with paragraph (a) of Clause 2.2 (Accession).

“Participating US RCF Lenders” means (i) any US RCF Lender and/or, as the case may be, (ii) any person who has entered into with a US RCF Lender, either directly or indirectly, an operation of sub-participation in relation to the US RCF Debt, in each case that has acceded to this Agreement in accordance with paragraph (a) of Clause 2.2 (Accession).

“Party” means a party to this Agreement.

“Permitted Disposal” means any sale, transfer or other disposal of:

(a)	a real estate property owned by Sercel Inc. for approximately US$3,800,000;

(b)	an aircraft owned by CGG Canada Service Limited for approximately US$1,500,000;

(c)	assets of CGG Marine BV for cash that do not exceed US$10,000,000 (or its equivalent) in total during the term of this Agreement; and

(d)

non-material assets owned by the Company or any Obligor where the higher of the market value and the net consideration receivable does not exceed (i) US$1,000,000 (or its equivalent) in respect of any sale, transfer or other disposal or any series of sales, transfers or other disposals that relate to the same asset, or (ii) US$5,000,000 in aggregate in the period on and from the Effective Date to the End Date.

“Qualified Market-Maker” means an entity that (i) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Debt or Claims against any member of the Group (or enter with customers into long and short positions in Debt or Claims against any member of the Group), in its capacity as a dealer or market maker in Debt or Claims against any member of the Group and (ii) is, in fact, regularly in the business of making a market in Debt or Claims against issuers or borrowers (including debt securities or other debt). “Regulator” means any merger control or tax authority or stock market authority (in particular the Autorité des marchés financiers) or any other regulatory body determined by the Company to have jurisdiction in respect of any material aspect of the Financial Restructuring.

“Rehabilitation Plan” has the meaning given to it in paragraph (b) of Clause 12.1 (Voluntary termination by Participants).

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant Counsel” means the Company’s Counsel, the Ad Hoc Secured Lender Committee’s Counsel, the Ad Hoc Senior Noteholder Committee’s Counsel and/or the Ad Hoc Convert Holder Committee’s Counsel (as applicable and in the case of the Ad Hoc Convert Holder Committee, solely to the extent that it qualifies as a Committee hereunder).

“Reservations” means:

(a)

the principle that equitable remedies under applicable law may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under applicable limitations law and defences of set-off or counterclaim; and

(c)	similar principles, rights and defences under the laws of any relevant jurisdiction.

“Restructuring Documents” means this Agreement and all documents, agreements and instruments necessary to implement or consummate the Financial Restructuring in accordance with this Agreement including, without limitation, the Material Restructuring Documents, any order(s) approving any DIP financing, the order of Bankruptcy Court approving the Disclosure Statement (in each case other than any relevant court orders, applications, motions, pleadings made in connection with any Safeguard, Chapter 11 Cases or Chapter 15 Cases and any related agreements, exhibits, schedules and supplements and the notes d’operations, updates (actualisations) or the reference documents (document de reférénce) and any technical or administrative documents relating to the reduction in the share capital and the Restructuring Equity Steps (as defined in the Term Sheet) or the

Company’s reporting obligations), in each case, in form and substance consistent with the Term Sheet and in a form and substance reasonably acceptable to the Company and the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee and, with regard to any order(s) approving any DIP financing, such consent also not to be unreasonably withheld or delayed.

“Restructuring Effective Date” means the date on which all of the conditions to effectiveness of (i) the Chapter 11 Plan and (ii) the Safeguard Plan or the Rehabilitation Plan (if applicable) have been satisfied or waived in accordance with their terms and the Company has notified each other Party of the same, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Financial Restructuring, including the issuances of all relevant debt instruments and securities and (ii) shall not include expiry of any applicable remedy or challenge period(s).

“Safeguard” means the proceedings of sauvegarde (including a sauvegarde accélérée or a sauvegarde financière accelérée) under articles L.620-1 to L.628-10 of the French Code de Commerce in respect of the Company and/or any other Obligor in order to implement and/or consummate the Financial Restructuring.

“Safeguard Plan” means the plan prepared in the course of, and implemented as a result of, the Safeguard of the Company (including all exhibits, supplements, appendices and schedules thereto), in form and substance materially consistent with this Agreement and the SN Private Placement Agreement.

“Secured Agents” means the French RCF Agent, the US RCF Agent and the TLB Agent.

“Secured Debt” means all present and future moneys, debts and liabilities due, owing or incurred from time to time by the Company or any Obligor to any Secured Finance Party under or in connection with any Secured Finance Document (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise) together with any related Additional Debt.

“Secured Finance Documents” means the Secured Credit Documents (as defined in the Intercreditor Agreement).

“Secured Finance Parties” means the French RCF Finance Parties, the US RCF Finance Parties and the TLB Finance Parties.

“Secured Lenders” means the French RCF Lenders, the US RCF Lenders and the TLB Lenders.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Senior Note Debt” means Bond Debt incurred pursuant to the Senior Notes.

“Senior Noteholders” means the respective holders of the Senior Notes.

“Senior Notes” means the 2020 Senior Notes, the 2021 Senior Notes and the 2022 Senior Notes.

“SN Commitment Party” has the meaning given to that term in the SN Private Placement Agreement.

“SN Private Placement” means the private placement of US$375,000,000 in principal amount of newly issued second-lien senior notes (the “SN Private Placement Notes”) and warrants for New Common Stock (the “SN Private Placement Warrants”, and together with the SN Private Placement Notes, the “SN Private Placement Instruments”), all subject to the terms of the SN Private Placement Agreement.

“SN Private Placement Agreement” means the agreement executed on or about the date hereof governing a US$375 million issuance of SN Private Placement Instruments by the Company and the rights and obligations of the SN Commitment Parties, including the members of the Ad Hoc Senior Noteholder Committee, in connection therewith in the form set out in Schedule 11 (SN Private Placement Agreement).

“Solicitation” means the solicitation of votes in connection with any Chapter 11 Plan pursuant to sections 1125 and 1126 of the Bankruptcy Code.

“Sub-Participant’s Letter” means a document substantially in the form set out in Schedule 5 (Form of Sub-Participant’s Letter).

“Subsidiary” means in relation to any company, corporation or other legal entity (a “holding company”), a company, corporation or other legal entity:

(a)	which is controlled, directly or indirectly, by the holding company;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the holding company; or

(c)	which is a subsidiary of another Subsidiary of the holding company,

and, for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to determine the composition of the majority of its board of directors or equivalent body or similarly directs its affairs.

“Termination Date” means the date on which this Agreement is terminated in accordance with Clause 12 (Termination).

“Term Sheet” means the term sheet in the form set out in Schedule 6 (Term Sheet).

“Threshold Date” means the date on which the following parties have acceded to this Agreement:

(a)

Participating Secured Lenders holding at least 66 2⁄3% of the aggregate principal amount of the Secured Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard;

(b)

Participating Senior Noteholders holding at least 66 2⁄3% of the aggregate principal amount of the Senior Note Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard; and

(c)

Participating Bondholders holding at least 66 2⁄3% of the aggregate principal amount of the Bond Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard.

“TLB Agent” means the Collateral Agent as such term is defined in the TLB Credit Agreement.

“TLB Credit Agreement” means the Term Loan Credit Agreement, dated 19 November 2015 (as may be amended, restated, supplemented or otherwise modified from time to time), among, amongst others, CGG Holding (U.S.) Inc., as borrower, the Company, as parent, the lenders party thereto and Wilmington Trust, National Association (as successor to Jefferies Finance LLC), as administrative agent, and the Collateral Agent and as amended from time to time.

“TLB Debt” means Secured Debt incurred pursuant to the TLB Credit Agreement.

“TLB Finance Parties” means Finance Parties as such term is defined in the TLB Credit Agreement.

“TLB Lenders” means the Lenders as such term is defined in the TLB Credit Agreement.

“US RCF Agent” means the Collateral Agent as such term is defined in the US RCF Credit Agreement.

“US RCF Credit Agreement” means the Amended and Restated Credit Agreement, dated

10 January 2016, among, amongst others, CGG Holding (U.S.) Inc., as borrower, the Company, as parent, the lenders party thereto and Credit Suisse AG, as administrative agent and as collateral agent and as amended from time to time.

“US RCF Debt” means Secured Debt incurred pursuant to the US RCF Credit Agreement.

“US RCF Finance Parties” means the Finance Parties as such term is defined in the US RCF Credit Agreement.

“US RCF Lenders” means the Lenders as such term is defined in the US RCF Credit Agreement.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)

any “Bondholder”, the “Bond Trustee”, any “Secured Finance Party”, any “Secured Agent”, any “Secured Lender”, the “Calculation Agent”, the “Collateral Agent”, any “Party” or any other person howsoever described herein, shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)

the “Ad Hoc Secured Lender Committee”, the “Ad Hoc Senior Noteholder Committee”, the “Ad Hoc Convert Holder Committee” or the “Committees” includes, where the context requires, each member of that Committee;

(iii)	“Committee” includes, where the context requires, any of the Committees;

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	a “Document” or any other agreement or instrument is a reference to that Document or other agreement or instrument as amended, novated, supplemented, extended, restated or replaced;

(vi)	a “composition, compromise, assignment or arrangement with any creditor” includes mandat ad hoc and conciliation proceedings under Livre Six of the French Code de Commerce;

(vii)	“gross negligence” means faute lourde;

(viii)

“guarantee” means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness and includes any “cautionnement”, “aval” and any “garantie” which is independent from the debt to which it relates under French law;

(ix)	the words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”;

(x)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(xi)

a “liquidator, receiver, administrative receiver, administrator, compulsory manager, trustee, examiner or other similar officer” includes (a) liquidateur judiciaire, administrateur judiciaire, mandataire judiciaire, commissaire à l’exécution du plan in the meaning of Livre Six of the French Code de Commerce and (b) as such terms may be interpreted, referenced, defined and/or used in the Bankruptcy Code and any United States law, statute, provision or remedy related to an Insolvency Event;

(xii)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any grouping (whether or not having separate legal personality);

(xiii)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(xiv)	a “security interest” includes any type of security (“sûreté réelle”) and transfer by way of security;

(xv)	“shares” or “share capital” includes equivalent ownership interests (and “shareholder” and similar expressions shall be construed accordingly);

(xvi)	a “transfer” includes any means of transfer of rights and/or obligations under French law;

(xvii)	“trustee, fiduciary and fiduciary duty” has in each case the meaning given to such term under any applicable law;

(xviii)

a “winding-up, dissolution, administration or reorganisation” includes liquidation judiciaire, redressement judiciaire, sauvegarde, sauvegarde accélérée or sauvegarde financière accélérée proceedings under Livre Six of the French Code de Commerce;

(xix)	“wilful misconduct” means “dol”;

(xx)	a provision of law is a reference to that provision as amended or re-enacted;

(xxi)	a time of day is a reference to Paris (France) time;

(xxii)	any notification, consent or instruction under this Agreement shall be in writing;

(xxiii)	references to “this Agreement” shall include the Term Sheet, unless stated otherwise; and

(xxiv)	Section, Clause and Schedule headings are for ease of reference only.

(b)

Any reference in this Agreement to the provision, signing, delivery, execution or entering into a document (including this Agreement) by a Participant (howsoever expressed) shall include the provision, signing, delivery or execution of such document by its Investment Manager on its behalf, as agent or otherwise.

1.3	Execution by Participants

(a)

Each of the Participants is entering into this Agreement in its capacity as a Participating Secured Lender and/or Participating Bondholder (as applicable) and only in respect of the Debt and the Claims against any member of the Group which it now or hereafter holds, and not in any other capacity or in respect of any other debt, equity or other instrument, provided that the Parties acknowledge and agree that:

(i)	any Party that is a Participating Secured Lender is also entering into this Agreement as a Participating Bondholder if such Participating Secured Lender is also a Bondholder; and

(ii)

any Party that is a Participating Bondholder is also entering into this Agreement as a Participating Secured Lender if such Participating Bondholder is also a Secured Lender, and references in this Agreement to such Party’s Locked-Up Debt shall be construed accordingly.

(b)

Notwithstanding any provision of this Agreement, where a Participant is a credit institution within the meaning of Regulation (EU) No 575/2013 dated 26 June 2013 on prudential requirement for credit institution and investment firms and amending Regulation (EU) No 648/2012 (a “Credit Institution”) and each of each Credit Institution’s Holding Companies and Subsidiaries and each subsidiary of each Credit Institution’s Holding Companies or other bodies or partnerships controlling, controlled by or under common control with such Credit Institution enters into or accedes to this Agreement through an identified business unit (as specified in its signature block to this Agreement or its Accession Letter) (a “Specific Business Unit”), the terms of this Agreement shall apply only to that Specific Business Unit and the Locked-Up Debt, Debt and/or Claims held by such Specific Business Unit, and will not apply to any other business unit within that legal entity or the legal entity as a whole, unless such other business unit has signed or acceded to this Agreement, and references to “Locked-Up Debt”, “Debt” and “Claims” in this Agreement shall be construed accordingly.

2	Effective Date and Accession

2.1	Effective Date

(a)

The Effective Date shall occur on the date on which the Calculation Agent confirms to the Company and the Participants that the Company has received a copy of this Agreement duly executed or acceded to by each of:

(i)	the Company and the Obligors;

(ii)	the Calculation Agent;

(iii)	the members of the Ad Hoc Secured Lender Committee;

(iv)	the members of the Ad Hoc Senior Noteholder Committee; and

(v)	DNCA.

(b)	The Company shall notify each of the other Parties promptly upon such receipt under paragraph (a) above and shall specify in that notice the Effective Date.

(c)

This Agreement shall become effective on the Effective Date, provided that the following provisions of this Agreement shall become effective in respect of an executing Party, and the other Parties which have executed this Agreement, on the date on which the Company, the Calculation Agent and the Obligors execute or accede to this Agreement:

(i)	Clauses 1 (Definitions and interpretation) and 2 (Effective Date and Accession);

(ii)	paragraph (a)(i) of Clause 6.3 (Restrictions on the Company and the Obligors);

(iii)

paragraphs (a) and (b) of Clause 7.1 (Restrictions on Participating Secured Lenders) and Clause 7.2 (Purchase and sale of Debt), provided that these provisions will be void ab initio if the Effective Date does not occur within five (5) days of the relevant Party’s execution of this Agreement;

(iv)

paragraphs (a) and (b) of Clause 8.1 (Restrictions on Participating Bondholders), Clause 8.2 (Purchase and sale of Debt) and Clause 8.3 (Holding of the Convertible Bonds), provided that these provisions will be void ab initio if the Effective Date does not occur within five (5) days of the relevant Party’s execution of this Agreement;

(v)	paragraph (a)(xiv) of Clause 9 (Limitation on undertakings); and

(vi)	Clauses 14 (Disclosure of information), 15 (Publicity), 19 (Notices), 20 (Partial invalidity), 23 (Reservation of rights), 24 (Governing law), 25 (Settlement Discussions) and 26 (Jurisdiction).

2.2	Accession

(a)

A direct, or as the case may be, indirect holder of Debt will become a Party to this Agreement as a Participating Secured Lender and/or a Participating Bondholder (as applicable) on the date that it delivers a duly completed and signed Accession Letter addressed to the Company and to the Calculation Agent (stating whether such Participant accedes as a Participating French RCF Lender, Participating US RCF Lender, Participating TLB Lender, Participating Senior Noteholder and/or a Participating Convert Holder (as applicable)).

(b)

A Senior Noteholder’s participation in the SN Private Placement Agreement shall be conditioned on execution of this Agreement or an Accession Letter. No Senior Noteholder who fails to deliver an Accession Letter pursuant to this Agreement and in accordance with the SN Private Placement Agreement may commit to participate in any portion of the SN Private Placement governed by the SN Private Placement Agreement.

(c)

By delivering an Accession Letter to the Company and to the Calculation Agent in accordance with paragraph (a) above, such person shall be bound by and shall comply with all the terms of this Agreement which are expressed to be binding on a Participant as if it had been a Party in its capacity as a Participant on and from the date of the relevant Accession Letter.

(d)

Each Obligor will become a Party to this Agreement as an Obligor on the date that it delivers a duly completed and signed Obligor Accession Letter addressed to the Company and to the Calculation Agent.

(e)

By delivering an Obligor Accession Letter to the Company and to the Calculation Agent in accordance with paragraph (d) above, such Obligor shall be bound by and shall comply with all the terms of this Agreement which are expressed to be binding on an Obligor as if it had been a Party in its capacity as an Obligor on and from the date of this Agreement.

3	Relationship with other documents

Until the End Date, unless a contrary indication appears in this Agreement, the relevant Parties shall continue to comply with any Document or any other document to which it is a party and the Company and the Obligors shall remain subject to their respective obligations under the relevant Documents, including, without limitation, the Intercreditor Agreement.

4	Participants’ rights and obligations

(a)

The obligations of each Party under this Agreement are several (conjointes et non solidaires) but not joint. Failure by any Party to perform its obligations under this Agreement does not affect the obligations of any other Party under this Agreement. No Party is responsible for the obligations of any other Party under this Agreement.

(b)	No Party shall have any duty of trust or confidence or any fiduciary obligations with or to any other Party under or in connection with this Agreement.

(c)

The rights of each Participant under or in connection with this Agreement are separate and independent rights. A Participant may separately enforce its rights under this Agreement unless expressly stated otherwise and save for any right or action which is expressly reserved for the Majority Participating Bondholders, the Committees, the Majority Participating Secured Lenders or the Majority Participating Senior Noteholders.

5	General undertakings

5.1	Support for the Financial Restructuring

Until the End Date:

(a)

the Company, each Obligor and each Participant shall promptly take all reasonably necessary and appropriate actions within their reasonable control and ability in order to support, facilitate, implement, consummate or otherwise give effect to the Financial Restructuring in accordance with (and within the timeframes provided in) this Agreement, provided that such action is not inconsistent with the Term Sheet, including, without limitation:

(i)	providing all information and taking all actions which it is reasonably requested to provide or take;

(ii)

executing any document in a timely manner and giving any notice, order, instruction or direction reasonably necessary to support, facilitate, implement, consummate or otherwise give effect to the Financial Restructuring;

(iii)	providing confirmation that it supports the Financial Restructuring;

(iv)

to the extent practical (and without prejudice to other terms of this Agreement), supporting the Financial Restructuring (including, but not limited to, any Chapter 11 Cases, Chapter 15 Cases, Conciliation, and/or Safeguard);

(v)	with regard to the Participants only, supporting implementation of the Rehabilitation Plan through Judicial Reorganisation (if applicable);

(vi)	preparing, negotiating in good faith and (once agreed) executing and delivering in a timely manner those Restructuring Documents to which it will be a party;

(vii)

in relation to each relevant member of the Group, preparing and filing for any legal process or proceedings contemplated by (or necessary to implement the provisions or steps foreseen in) the Term Sheet (including, but not limited to, any Chapter 11 Cases, Chapter 15 Cases, Conciliation, and/or Safeguard) and/or any other local filings which are reasonably necessary to implement and/or consummate the Financial Restructuring provided that, without prejudice to the termination rights contemplated in paragraph (b) of Clause 12.1 (Voluntary termination by Participants), the Company shall not be required to file for Judicial Reorganisation;

(viii)

voting (or causing the relevant person to vote, to the extent it is legally entitled to cause that person to vote) and/or exercising any voting instruction, approval or similar powers or rights available to it irrevocably and unconditionally in favour of:

A.

any matter requiring approval under the relevant Documents that is necessary to implement and/or consummate the Financial Restructuring, including instructing any Secured Agents and/or Bond Trustee or the common depository or any other person authorised to vote (as applicable) to take such action or to refrain from taking such action, including instructing the Bond Trustee or the common depository or any other person authorised to vote (as applicable) in respect of any Bonds to vote in respect of the Safeguard and/or the Chapter 11 Cases (as applicable) and providing any relevant power of attorney, form of proxy or instruction in relation to the same, and taking all action reasonably required to ensure that any vote or instruction submitted is binding on any transferee;

B.

any amendment, waiver or consent that is necessary to implement and/or consummate the Financial Restructuring including, but not limited to, any amendment, waiver or consent required in connection with the Safeguard, Chapter 11 Case, Chapter 15 Case and/or any Conciliation and/or Judicial Reorganisation (if applicable) provided that such proceedings are commenced prior to the End Date;

C.

any petitions or applications to any court, in each case, which is necessary to give effect to the Financial Restructuring including in relation to any Conciliation, Safeguard, Chapter 11 Case and/or Chapter 15 Case;

D.

the Safeguard Plan the Rehabilitation Plan (if applicable), and/or the Chapter 11 Plan (when solicited to deliver such votes) in respect of any Debt and Claims it has against the Company and/or the Chapter 11 Companies as applicable and not changing, withdrawing or revoking such vote (or causing or directing such vote to be changed, withdrawn or revoked), to the extent such Chapter 11 Plan and/or Safeguard Plan and/or Rehabilitation Plan (if applicable) incorporates the terms of this Agreement); and

E.

in the case of the Company and any Obligor, any matter requiring board approval or, in relation to any Obligor, any matter requiring shareholder approval, including all relevant shareholder meetings and board meetings and passing all shareholder and board resolutions;

(ix)

taking no action in any Chapter 11 Cases, Conciliation and/or Safeguard that is materially inconsistent with the Term Sheet including, without limitation, not voting in favour of any alternative plan proposed by creditors or supporting, directly or indirectly, any objection, opposition, rejection or impediment, or moving the Bankruptcy Court to modify the Chapter 11 Plan or the Disclosure Statement;

(x)

in the case of the Participants, taking no action in any Chapter 15 Cases that is materially inconsistent with the Term Sheet including, without limitation, not objecting to any recognition by the Bankruptcy Court of any Conciliation, Safeguard or any process or proceedings that the Company and the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee consider is necessary to implement or consummate the Financial Restructuring and/or the grant of any additional relief and assistance that the Company or any Obligor may seek (including, without limitation, the grant of relief under Section 1145 of the Bankruptcy Code in respect of the issuance of new equity interests by the Company or the grant of provisional relief);

(xi)

not challenging the proofs of claim filed by or on behalf of the Participating Secured Lenders or the Participating Bondholders, provided that the amounts are calculated by reference to, and in accordance with, the relevant Documents and that the Participating Secured Lenders and the Participating Bondholders (as applicable) are the valid holders of such claims;

(xii)

instructing any Committee to support petitions or applications to any court to facilitate, implement, consummate or otherwise give effect to the Financial Restructuring, so long as such petitions and applications are consistent with the terms of this Agreement (if appropriate);

(xiii)	providing other necessary instructions to the Secured Agents, the Bond Trustees and any Relevant Counsel(s) which are necessary to give effect to the terms of this Agreement;

(xiv)

not (a) challenging or supporting any other party in challenging the validity, enforceability, perfection, or priority of, or seeking avoidance or subordination of, any portion of the Bond Debt or the Secured Debt, (b) asserting or supporting any other party in asserting any other cause of action against and/or with respect or relating to such claims or the prepetition liens securing such claims, and (c) asserting or supporting any other party in asserting any cause of action or claim against the Secured Finance Parties or the Bondholders; and

(xv)

in the case of the Company and the Obligors only, objecting on a timely basis to any motion, application, or adversary proceeding (a) challenging the validity, enforceability, perfection, or priority of, or seeking avoidance or subordination of, any portion of the Secured Debt or the Bond Debt, or (b) asserting any other cause of action against and/or with respect or relating to such claims or the prepetition liens securing such claims;

(b)	each Participating French RCF Lender unconditionally and irrevocably:

(i)

consents to the disapplication of the testing of the Total Leverage Ratio (as defined in the French RCF Facility Agreement) and the Interest Cover Ratio (as defined in the French RCF Facility Agreement) in respect of each and any Relevant Period (as defined in the French RCF Facility Agreement) ending on or before the End Date and shall deliver any instruction to the French RCF Agent in respect of the same and the Company agrees that the Margin Uplift Period (as such term is defined in the December 2016 French RCF Waiver Letter and the March 2017 French RCF Waiver Letter) shall continue to be applicable up to the End Date; and

(ii)

waives any obligation of the Company or any Obligor to deliver a Compliance Certificate (as defined in the French RCF Facility Agreement) at any time on or before the End Date and shall deliver any instruction to French RCF Agent in respect of the same;

(c)	each Participating US RCF Lender unconditionally and irrevocably:

(i)

consents to the disapplication of the testing of the Total Leverage Ratio (as defined in the US RCF Credit Agreement) and the Interest Cover Ratio (as defined in the US RCF Credit Agreement) in respect of each and any Relevant Period (as defined in the US RCF Credit Agreement) ending on or before the End Date and shall deliver any instruction to the US RCF Agent in respect of the same; and

(ii)

waives any obligation of the Company or any Obligor to deliver a Compliance Certificate (as defined in the US RCF Credit Agreement) at any time on or before the End Date and shall deliver any instruction to the US RCF Agent in respect of the same;

(d)	each Participating TLB Lender unconditionally and irrevocably:

(i)

consents to the disapplication of the testing of the Total Leverage Ratio (as defined in the TLB Credit Agreement) and the Interest Cover Ratio (as defined in the TLB Credit Agreement) in respect of each and any Relevant Period (as defined in the TLB Credit Agreement) ending on or before the End Date and shall deliver any instruction to the TLB Agent in respect of the same; and

(ii)

waives any obligation of the Company or any Obligor to deliver a Compliance Certificate (as defined in the TLB Credit Agreement) at any time on or before the End Date and shall deliver any instruction to the TLB Agent in respect of the same;

(e)	except as provided for herein and in the Cash Collateral Orders each Participant unconditionally and irrevocably:

(i)

waives any default, event of default or cross-default which may have occurred (whether or not any such default, event of default or cross-default is continuing) or which may in the future occur as a result of the implementation and/or consummation of the Financial Restructuring under any of the Documents until the End Date; and

(ii)

agrees that any requirement of the Company and/or any Obligor to pay any principal or interest under any of the Documents on any date on or before the End Date shall be deferred until the End Date or as otherwise provided for in the Financial Restructuring (and that no default interest or interest on interest that would otherwise be applicable to such deferred amounts shall be payable) and each Participant shall, on written request from the Company, promptly instruct the relevant Bond Trustee or the relevant Secured Agent (as appropriate) not to take any enforcement or other action in relation to the non-payment of interest by any Obligor at any time on or before the End Date, for the avoidance of doubt, the Secured Agents and the Secured Lenders may receive all payments of adequate protection and other amounts provided pursuant to the Cash Collateral Orders and/or any order(s) of the Bankruptcy Court relating to DIP financing including, to the extent approved by the Bankruptcy Court, periodic cash payments made by any of the Chapter 11 Companies equal to the non-default contract rate (including for the avoidance of doubt the utilisation fee set forth under clause 12.6 (Utilisation fee) of the French RCF Facility Agreement) as and when such payments would have become due under the Secured Finance Documents (including the French RCF Facility Agreement) had the Chapter 11 Cases and the Safeguard not been commenced (excluding payment of post-petition default interest, which the Secured Lenders reserve the right to accrue, and the Chapter 11 Companies reserve all rights to object to such accrual and payment);

(f)

no Obligor, nor the Company, nor any Participant shall take, encourage, assist or support (or procure that any other takes, encourages, assists or supports) any action which would breach or be inconsistent with this Agreement or the Term Sheet taken as a whole, or delay, impede or prevent the implementation and/or consummation of the Financial Restructuring (including, but not limited to, the Bankruptcy Court’s approval of this Agreement, the Chapter 11 Plan and/or the Restructuring Documents, the Bankruptcy Court’s recognition of any Safeguard or other process in connection with the Chapter 15 Cases or any process or proceedings that the Company and the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee considers necessary to implement and consummate the Financial Restructuring), including opposing the making of any temporary restraining order, or other similar injunctive relief, that the Company considers reasonably necessary to implement and/or consummate the Financial Restructuring; and

(g)

subject to the terms of the applicable Debt Documents, nothing in this Agreement shall prevent any Participant (or its counsel) from appearing in court in respect of any Chapter 11 Case, Chapter 15 Case, Judicial Reorganisation and/or Safeguard provided that such Participant complies with the terms of this Agreement.

5.2	Restructuring Documents

(a)

Subject to paragraph (b) below, the Company and each Committee shall enter into good faith negotiations with a view to agreeing on the terms and conditions of the Restructuring Documents on the basis that such Restructuring Documents shall be in a form consistent in all material respects with the Term Sheet taken as a whole, in order to implement and consummate the Financial Restructuring as soon as practicable and in any event before the Long-Stop Date.

(b)

The Company shall ensure, subject to Clause 5.6 (Sharing of information), that: (i) drafts of all Restructuring Documents are provided to the Committees (or the Relevant Counsel of such Committee, if such Restructuring Documents contain any Material Non-Public Information) as soon as reasonably practicable once they become available, such that the Committees (or their Relevant Counsel) have as much opportunity as is practicable to review such drafts prior to any deadlines for consents to be given or withheld by the Committees and/or Participants in respect of such draft Restructuring Documents, and (ii) drafts of all material pleadings (other than in relation to the Safeguard or any litigation initiated before the French Court on account of any breach of this Agreement by any Party) and any Restructuring Documents to be filed with any court (including, without limitation, first day motions, all plan filing documents and the plan supplement) in connection with the Chapter 11 Cases or Chapter 15 Cases, are provided to the Committees (or the Relevant Counsel of such Committee, if such documents contain any Material Non-Public Information) as soon as reasonably practicable once they become available and in any event, to the extent reasonably practicable, not less than two (2) Business Days before the deadline for such court filing.

(c)

The Company shall provide the Relevant Counsel of each Committee with copies of the draft notes d’operations, updates (actualisations) and reference documents (document de reference) and give the Relevant Counsel of each Committee a reasonable period to review such draft documents in order to give the Relevant Counsel the opportunity to comment on such draft documents to the extent that they do not consider that they are consistent with the terms of the Financial Restructuring.

(d)

If, and only if, the Majority Participating Bondholders and the Majority Participating Secured Lenders approve the Material Restructuring Documents as being in a form which is consistent in all material respects with the Term Sheet, the Company, each Obligor and each Participant shall, as soon as practicable and in advance of the Restructuring Effective Date, execute and deliver to the Company those Restructuring Documents to which it will be a party, provided that nothing in this paragraph (d) shall require a Participant to execute and deliver a Restructuring Document if, in that Participant’s reasonable opinion, that Restructuring Document is not in a form which is consistent in all material respects with the Term Sheet. It is acknowledged and agreed that any failure of the Company and/or any Obligor to obtain any required approvals from the Majority Participating Bondholders and/or the Majority Participating Secured Lenders (as applicable) will constitute a material breach of this Agreement by the Company and/or any such Obligor.

(e)

The Company, each Obligor and each Participant shall make such amendments to the Documents to which it is a party as the Company on the one hand and (i) the Ad Hoc Senior Noteholder Committee in respect of the Indentures or (ii) the Ad Hoc Secured Lender Committee in respect of the Secured Finance Documents or the (iii) the Ad Hoc Convert Holder Committee (provided only that it is deemed to be a Committee in accordance with the definition thereof) in respect of the Offer Documents on the other hand consider are reasonably necessary to implement and/or consummate the Financial Restructuring.

5.3	Potential impediments to the Financial Restructuring

(a)

Each Participant shall promptly notify the Company of any matter or circumstance which it knows, or suspects would reasonably be expected, to be a material impediment to the implementation or consummation of the Financial Restructuring, unless any other person has already notified the Company of any such matter or circumstance.

(b)

The Company shall promptly notify all of the Participants of any matter or circumstance which it knows, or suspects would reasonably be expected, to be a material impediment to the implementation or consummation of the Financial Restructuring.

5.4	Restrictions on enforcement

(a)	Until the End Date, no Party shall:

(i)	take any Enforcement Action;

(ii)	direct or encourage any other person to take any Enforcement Action; or

(iii)	vote, or allow any proxy appointed by it to vote, in favour of any Enforcement Action,

except as permitted by paragraph (b) below.

(b)

Paragraph (a) above shall not (i) prevent or restrict any Party from bringing proceedings which have received the prior written approval of the Company and the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee as being necessary to implement or consummate the Financial Restructuring or (ii) affect any proceedings which are extant as at the date of this Agreement.

5.5	Notification of breaches

(a)	The Company, each Obligor and each Participant shall promptly notify the Company (if applicable) and each of the Committees of:

(i)	any representation or statement made or deemed to be made by it under this Agreement which is or proves to have been incorrect or misleading in any material respect when made or deemed to be made; and

(ii)	the details of any breach by it of any undertaking given by it under this Agreement.

(b)

Subject to paragraph (b) of Clause 5.6 (Sharing of information), the Company and each of the Committees may disclose to any Participant any information supplied to it under paragraph (a) above which it considers appropriate to disclose.

5.6	Sharing of information

(a)

Subject to paragraph (b) of this Clause 5.6, each Party authorises the Secured Agents and the Bond Trustees to forward to, and otherwise share with, the Company, the Calculation Agent and each Committee any original and any copy of any document, instrument, correspondence, communication and any other information detailing each Secured Lender’s beneficial ownership of amounts outstanding under the Secured Finance Documents at any time or the holdings of Convertible Bonds or Senior Notes of any Bondholder (as applicable) and the progress and result of any other Secured Lender or Bondholder consent or approval sought pursuant to paragraph (a)(viii) of Clause 5.1 (Support for the Financial Restructuring) of this Agreement.

(b)

Notwithstanding any other provisions of this Agreement, no Material Non-Public Information shall be disclosed to any Participant by any other Party, unless such Participant agrees to receive such information.

5.7	The SN Private Placement Agreement

(a)

The Company shall make a request to the supervisory judge (juge-commissaire) of the French court for approval of the SN Private Placement Agreement within three (3) Business Days of the date of the judgment of the French court opening the Safeguard.

(b)

The Company, each Obligor and each member of the Ad Hoc Senior Noteholder Committee (as at the date of this Agreement) shall execute the SN Private Placement Agreement within the period that commences on the date of the judgment of the supervisory judge (juge-commissaire) of the French court authorising the SN Private Placement Agreement and ends on the date that falls two (2) Business Days after such date.

6	Undertakings by the Company and the Obligors

6.1	Implementation of Financial Restructuring

Until the End Date, the Company and each Obligor shall (and the Company shall use all reasonable endeavours to ensure that each member of the Group shall) co-operate with and actively assist the Committees to implement or consummate the Financial Restructuring, including:

(a)

making such senior management and other representatives of the Company as any Committee may reasonably request available to assist in all matters in relation to implementation or consummation of the Financial Restructuring at such times as such Committee may reasonably request;

(b)

subject to paragraph (b) of Clause 5.6 (Sharing of information), providing the Participants (or, in the event that any such information contains Material Non-Public Information, the Relevant Counsel) with all information which could reasonably be expected to be material to the financial position or prospects of the Group or the implementation or consummation of the Financial Restructuring, including all material tax advice received by any member of the Group in relation to the likely tax consequences of the Financial Restructuring, as well as the financial information that is required to be delivered pursuant to the Cash Collateral Orders or any debtor-in-possession financing bankruptcy court orders, provided that the supply of such information would not cause a breach of legal privilege or a breach of binding confidentiality obligations, and no Obligor shall be required to provide any information to any Participant or Committee that the relevant Obligor considers (in its view, acting reasonably) to be of a particular commercially or legally sensitive nature;

(c)

subject to paragraph (b) of Clause 5.6 (Sharing of information), keeping the Participants (or, in the event that any such information contains Material Non-Public Information, the Relevant Counsel) reasonably informed in relation to the status and progress of the Financial Restructuring, including progress in relation to obtaining any necessary Authorisations, including any consents, from shareholders, the Secured Lenders, the Bondholders or any relevant Regulator;

(d)

using all reasonable endeavours to minimise any negative impact of the Financial Restructuring on the business of the Group, including dealing with any material contracts, licences, Authorisations or financing documents which could be terminated or breached as a result of the transactions contemplated by the Term Sheet;

(e)

taking all reasonable steps to obtain, or assist the Secured Lenders and the Bondholders to obtain, any necessary Authorisations, to implement or consummate the Financial Restructuring, including any necessary Authorisations, including any consents, from shareholders, the Secured Lenders, the Bondholders or any relevant Regulator;

(f)	promptly pay the costs, fees and expenses pursuant to Clause 6.2 (Relevant advisers’ costs, fees and expenses); and

(g)

objecting on a timely basis to any motion filed with the Bankruptcy Court by a third party seeking entry of an order (i) directing the appointment of an examiner with expanded powers or a trustee in any of the Chapter 11 Cases, (ii) converting any of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (iii) dismissing any of the Chapter 11 Cases, or (iv) modifying or terminating the Chapter 11 Companies’ exclusive right to file and/or solicit acceptances of a plan of reorganization.

6.2	Relevant advisers’ costs, fees and expenses

Subject to applicable law and/or regulation and the terms of any applicable engagement letters entered into by the Company on or before the date of this Agreement, to the extent that the terms of such engagement letters are not inconsistent with sub-paragraphs (i) to (iv) below:

(i)

the Company and each Obligor (to the extent applicable under the relevant engagement letter entered into on or before the date of this Agreement) confirms that it shall pay the reasonable and properly incurred fees, costs and expenses of (i) the Company’s Counsel, (ii) Morgan Stanley and Lazard as financial advisers to the Company and (iii) a director search consultant jointly engaged by the Ad Hoc Senior Noteholder Committee, DNCA, other Senior Noteholders holding at least 10% of the Senior Notes and the Company;

(ii)

following the commencement of the Chapter 11 Cases, subject to applicable law and orders of the Bankruptcy Court, but without the need to file fee or retention applications, each Obligor (to the extent applicable under the relevant engagement letter entered into on or before the date of this Agreement) confirms that it shall pay:

(a)

the costs, fees and expenses of (i) Orrick Herrington & Sutcliffe as legal adviser to DNCA, (ii) the Ad Hoc Secured Lender Committee’s Counsel, (iii) the Ad Hoc Senior Noteholder Committee’s Counsel, (iv) provided that all members of the Ad Hoc Convert Holder Committee are Participating Convert Holders, the Ad Hoc Convert Holder Committee’s Counsel and (v) any Local Counsel (each a “Legal Adviser”) in each case to the extent that such costs, fees and expenses relate to the Chapter 11 Cases, as certified by each Legal Adviser and on the basis that each Legal Adviser submits to the Company a breakdown of such time costs per fee earner and a description of the work undertaken generally (without waiving privilege) (such costs, fees and expenses of each Legal Adviser being its “Chapter 11 Legal Work”) and in respect of which invoices and receipts are furnished to the Company on a timely basis; and

(b)

the costs, fees and expenses (to the extent that they are not a success fee) of (i) Rothschild & Cie as financial adviser to the Ad Hoc Secured Lender Committee, (ii) Messier Maris & Associés and Millco Advisors, LP as financial adviser to the Ad Hoc Senior Noteholder Committee (iii), provided that all members of the Ad Hoc Convert Holder Committee are Participating Convert Holders, AM Conseil as financial adviser to the Ad Hoc Convert Holder Committee and (iv) Zolfo Cooper as restructuring adviser to the Ad Hoc Secured Lender Committee (together the “Financial Advisers”), in each case to the extent that such costs, fees and expenses relate to the Chapter 11 Cases, as certified by each Financial Adviser and on the basis that each Financial Adviser submits to the Company a breakdown of such time costs and a description of the work undertaken (without waiving privilege) (such costs, fees and expenses of each Financial Adviser being its “Chapter 11 Financial Work”) and in respect of which invoices and receipts are furnished to the Company on a timely basis;

(iii)

the Company and each Obligor (to the extent applicable under the relevant engagement letter entered into on or before the date of this Agreement) confirms that it shall pay on the Restructuring Effective Date the costs, fees and expenses of each Legal Adviser and Financial Adviser to the extent that they have not been incurred in relation to the Chapter 11 Legal Work or the Chapter 11 Financial Work (as applicable) and any success fee payable to any Financial Adviser, in each case for which invoices are furnished to the Company; and

(iv)

prior to the commencement of the Chapter 11 Cases and the Safeguard proceedings, the Company and each Obligor (if applicable) shall pay in cash all costs, fees, and expenses of each Legal Adviser and Financial Adviser for which invoices and receipts are furnished to the Company in accordance with the terms of the relevant engagement arrangements, provided, in each case, that nothing contained herein shall limit the right of the Company or any Obligor (if applicable) to object to the reasonableness of any such costs, fees and expenses and to withhold payment pending resolution of such objection.

6.3	Restrictions on the Company and the Obligors

(a)

Subject to the exercise of its fiduciary duties in accordance with paragraph (a) of Clause 9 (Limitations on undertakings), until the End Date, neither the Company nor any Obligor shall (and the Company shall use all reasonable endeavours to ensure that no other member of the Group will):

(i)	assign any of its rights or transfer any of its rights or obligations under this Agreement;

(ii)

seek, solicit, support, propose, assist, encourage, vote for, consent to, or participate in any discussions regarding the negotiation or formulation of any proposed winding-up, dissolution, administration, liquidation, recapitalisation, merger, consolidation, joint venture, sale of assets, restructuring or reorganisation of any Obligor or any proposed composition, compromise, assignment or arrangement with any creditor of any Obligor, other than pursuant to the implementation and consummation of the Financial Restructuring (each, an “Alternative Proposal”);

(iii)	publicly announce its intention not to pursue the Financial Restructuring;

(iv)

take or consent to the taking of any action which would breach, be materially inconsistent with, materially impede or materially delay the Financial Restructuring or any transaction or step contemplated by this Agreement or take any action which is materially inconsistent with any of the actions required pursuant to Clause 6.1 (Implementation of Financial Restructuring);

(v)

dispute that after the commencement of the Chapter 11 Cases, if applicable, giving notice of a termination by any Party pursuant to this Agreement shall not be a violation of the automatic stay of section 362 of the Bankruptcy Code (and the Company, the Chapter 11 Companies, the Obligors, and all members of the Group hereby waives to the fullest extent permitted by law, the applicability of the automatic stay to the giving of such notice); and

(vi)	take or consent to the taking of any material corporate action, including:

A.

changing the corporate structure of any Obligor, increasing the authorised share capital of any Obligor, issuing any share to any person, granting to any person any conditional or unconditional option, warrant or other right to call for the issue or allotment of, subscribe for, purchase or otherwise acquire any share of any Obligor (including any right of pre-emption, conversion or exchange), or altering any right attaching to any share capital of any Obligor; and

B.	entering into, amending or terminating any material contract, licence or financing document in a manner that is materially inconsistent with the Financial Restructuring.

(b)	Paragraph (a) above does not apply to any action:

(i)	which is in the ordinary course of business of the Group;

(ii)	which has the prior consent of the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee;

(iii)	which is a part of a Permitted Disposal; or

(iv)	which is expressly contemplated by this Agreement.

6.4	Ordinary course

Other than in accordance with the Financial Restructuring, until the End Date or in connection with a Permitted Disposal, the Company and each Obligor (and each Obligor shall use reasonable endeavours to procure that each of its Subsidiaries, if applicable) shall:

(a)

to the extent practicable, operate its business in the ordinary course substantially in accordance with past practices, its business plan and all applicable legal, contractual and administrative requirements and obligations and so as to maintain it as a going concern, and not do anything which is materially out of the ordinary course of business or not substantially in accordance with its business plan without the prior written consent of the Majority Participating Bondholders and the Majority Participating Secured Lenders;

(b)

take all reasonable steps to preserve their business organisations and relationships with material third parties (including creditors, lessors, licensors, suppliers, distributors and customers) and employees; and

(c)	take all reasonable steps, in the ordinary course of business, to preserve and protect its business and material assets.

6.5	Cleansing

(a)

Prior to each of (i) the announcement of the execution of the SN Private Placement Agreement, (ii) filing of a motion at the Bankruptcy Court for approval of any DIP financing in respect of the Group (iii) the launch of the subscription period in respect of the Rights Issue (as defined in the Term Sheet), (iv) the issuance of the Warrants (as defined in the Term Sheet) v) the filing of the Disclosure Statements (and any amendment thereto), (vi) the issuance of the New First Lien Secured Notes (as defined in the Term Sheet) and (vii) the issuance of the Second Lien Notes (as defined in the Term Sheet) (each a “Relevant Cleansing Action”), the Company undertakes to publicly disclose, or procure disclosure of, all Material Non-Public Information that has been provided to such Parties by the Company or any Obligor prior to the completion of such step.

(b)

To the extent that the Company does not make publicly available, in accordance with paragraph (a) above, all Material Non-Public Information provided by the Company or any Obligor to any Party that in such Party’s reasonable opinion constitutes Material Non-Public Information, then such Party shall consult with the Company for a period of three (3) Business Days in order to determine in good faith whether such information constitutes Material Non-Public Information or not. In the event that the Company and the Party agree that such information constitutes Material Non-Public Information, the Company shall publicly disclose such Material Non-Public Information before the end of the subsequent two (2) Business Days. In the event that the Company and the Party disagree on the nature of the information, the relevant Party shall be entitled on two (2) Business Days’ notice to the Company to make such Material Non-Public Information publicly available in accordance with normal market procedures for the dissemination of public information. This shall permit the Parties to publish such Material Non-Public Information on Bloomberg, Reuters, Debtwire, Reorg Research and/or any similar financial news outlet. Notwithstanding the foregoing, if any time period specified in this paragraph (b) is due to expire after any applicable Relevant Cleansing Action, then such Party shall not be obliged to comply with any such time period, provided that such Party shall inform and discuss the terms of such disclosure with the Company up to the date of the Relevant Cleansing Action.

6.6	Implementation by Judicial Reorganisation

In the event of (i) shareholder approval required in connection with the Financial Restructuring pursuant to number 10 of the Milestones Schedule not being obtained when sought and (ii) the filing for Judicial Reorganisation in respect of the Company, the Company shall use its best endeavours to implement the Financial Restructuring, including (but not limited to) not opposing the implementation of the shareholder cram-down mechanisms provided by article L.631-19-2 of the French Code de Commerce in a Judicial Reorganisation.

6.7	Coordination warrants

In consideration of each member of the Ad Hoc Senior Noteholder Committee’s contribution in connection with the negotiation of the Financial Restructuring and the efforts to convince other Bondholders to become a Participating Bondholders, the Company shall issue the Coordination Warrants (as defined in the Term Sheet) to each member of the Ad Hoc Senior Noteholder Committee its pro rata share of the Coordination Warrants in accordance with the terms and conditions of the Term Sheet.

6.8	Refinancing

If at any time following the date of this Agreement it transpires that, in the reasonable opinion of the Company, a refinancing of all (but not part) of the Secured Debt is available on terms that are more beneficial to the Company from an economic perspective than the terms of the Secured Debt as set out in the Term Sheet, the Company shall use all reasonable endeavours to seek to agree in good faith such a refinancing implemented by the relevant member(s) of the Group of all (but not part) of the Secured Debt.

6.9	Chapter 11 fees motion

Within seven (7) days of the Company obtaining approval from the supervisory judge (juge-commissaire) of the French court in respect of the SN Private Placement Agreement, the Chapter 11 Companies shall file a motion in the US Bankruptcy Court seeking approval of (a) the Chapter 11 Companies to pay the fees, costs and expenses specified in Clause 6.2 (Relevant advisers’ costs, fees and expenses) herein to the extent that they relate to the Chapter 11 Legal Work and the Chapter 11 Financial Work (as each such term is defined in Clause 6.2 (Relevant advisers’ costs, fees and expenses) and (b) the Chapter 11 Companies’ obligations under the indemnification provisions (Article 9) of the SN Private Placement Agreement (the “Approval Motion”), and shall use commercially reasonable efforts thereafter to diligently prosecute such motion to seek approval thereof.

6.10	Approval of the SN Private Placement Agreement

In the event that the supervisory judge of the French court gives (a) any written indication that it does not have jurisdiction to approve the SN Private Placement Agreement on or before 5 July 2017 without the Bankruptcy Court approving in advance entry by the Chapter 11 Companies into the SN Private Placement Agreement or (b) has not entered an order in respect of the SN Private Placement Agreement on or before 5 July 2017, then (i) the Chapter 11 Companies will make an application to the Bankruptcy Court for approval of the SN Private Placement Agreement on the basis that the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee waive any termination right that has been or may be triggered under paragraph (o) of Clause 12.1 (Voluntary termination by Participants); and (ii) the Company, the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee shall negotiate in good faith regarding any amendments and/or waivers to the Milestones Schedule and/or any other provisions of this Agreement in connection with such action.

7	Undertakings by the Participating Secured Lenders

7.1	Restrictions on Participating Secured Lenders

Subject to applicable law and/or regulation, until the End Date:

(a)

no Participating Secured Lender may assign any of its rights or transfer any of its rights or obligations in respect of, or declare or create any trust of any of its rights, title, interest or benefits in respect of, its Locked-Up Secured Debt or any other Claims against any member of the Group, or this Agreement (including any monies and other assets owing to it under or in connection with its Locked-Up Secured Debt or any other Claims against any member of the Group, or this Agreement) to, or in favour of, any person:

(i)	except as permitted under the relevant Secured Finance Documents; and

(ii)

unless the proposed transferee is another Participant and provided that such Participant shall promptly notify the Calculation Agent on behalf of the Company of the revised amount of the Locked-Up Debt following the transfer or, if the proposed transferee is not a Participant, unless and until that person delivers to the Calculation Agent on behalf of the Company a duly completed and signed Accession Letter, in which event the transferee shall be deemed to be a Participating Secured Lender hereunder with respect to all Debt and Claims against any member of the Group held by such transferee, provided that any assignment by a Participating Secured Lender of any of its rights or any transfer of its rights or obligations in respect of, or declaration or creation of any trust of any of its rights, title, interest or benefits in respect of, its Locked-Up Secured Debt to any person at any time in the period that commences eight (8) days before the relevant voting date in respect of the Safeguard and ends on the date immediately after such vote shall not be taken into account for the purpose of such voting;

(b)	no Participating Secured Lender shall sub-participate any of its rights in respect of its Locked-Up Secured Debt or any other Claims against any member of the Group:

(i)	except as permitted under the relevant Secured Finance Document, including, without limitation, the Intercreditor Agreement; and

(ii)

unless the proposed sub-participant is another Participant and provided that such Participant shall promptly notify the Calculation Agent on behalf of the Company of the revised amount of the Locked-Up Debt following the sub-participation or, if the proposed sub-participant is not a Participant, unless and until that person delivers to the Calculation Agent on behalf of the Company a duly completed and signed Sub-Participant’s Letter, in which event the sub-participant shall be deemed to be a Participating Secured Lender hereunder with respect to all Debt and Claims against any member of the Group held by such sub-participant, provided that any sub-participation by a Participating Secured Lender of any of its rights in respect of its Locked-Up Secured Debt or any other Claims against any member of the Group to any person at any time in the period that commences eight (8) days before the relevant voting date in respect of the Safeguard and ends on the date immediately after such vote shall not be taken into account for the purpose of such voting;

(c)

no Participating Secured Lender shall seek, solicit, support, propose, assist, encourage, vote for, consent to, or participate in any discussions regarding the negotiation or formulation of Alternative Proposal;

(d)	no Participating Secured Lender shall publicly announce its intention not to pursue the Financial Restructuring;

(e)

each Participating Secured Lender shall on reasonable request by the Company or the Calculation Agent from time to time promptly notify the Calculation Agent on behalf of the Company of the amount of Debt and, if different, Locked-Up Secured Debt held by it (provided that where such Participating Secured Lender has entered into or acceded to this Agreement through a Specific Business Unit, it shall not be required to notify the Company of any Debt held by it other than any Locked Up Secured Debt held by its Specific Business Unit); and

(f)

each Participating Secured Lender shall notify the Calculation Agent (on behalf of the Company) of any increase or decrease in the amount of its Locked-Up Secured Debt as set out opposite its name in any Accession Letter or in any Sub-Participant’s Letter as soon as reasonably practicable and, in any event, within ten (10) Business Days of such increase/decrease, provided that each Participating Secured Lender shall notify the Calculation Agent (on behalf of the Company) on written request from the Calculation Agent (on behalf of the Company) from time to time of the amount of its Locked-Up Secured Debt within three (3) Business Days of such request.

7.2	Purchase and sale of Debt

Nothing in this Agreement shall:

(a)

prevent any Participating Secured Lender from buying Debt in addition to the Locked-Up Secured Debt set out opposite its name in any Accession Letter or in any Sub-Participant’s Letter, provided that (i) such Participating Secured Lender shall as soon as practicable notify the Calculation Agent on behalf of the Company of such acquisition, including the amount of such acquisition, and (ii) any such Debt shall, subject to paragraph (b) below, become Locked-Up Debt; or

(b)

limit the ability of a Participating Secured Lender which is a broker-dealer (but only when acting in its capacity as a Qualified Market-Maker in respect of any Debt which is not Locked-Up Debt), after the date it executes this Agreement or an Accession Letter, to buy Debt from a person that is not or has not been a Participant and sell such Debt to a person that is not a Participant at the time of such sale.

8	Undertakings by the Participating Bondholders

8.1	Restrictions on Participating Bondholders

Subject to applicable law and/or regulation and the terms set out in the Term Sheet, until the End Date:

(a)

Subject to paragraph (b) of this Clause 8.1, no Participating Bondholder may assign any of its rights or transfer any of its rights or obligations in respect of, or declare or create any trust of any of its rights, title, interest or benefits in respect of, its Locked-Up Bond Debt, any Claims against any member of the Group, or this Agreement (including any monies and other assets owing to it under or in connection with its Locked-Up Bond Debt, any Claims against any member of the Group, or this Agreement) (collectively, a “Transfer”) to, or in favour of, any person, and no such Transfer shall be effective:

(i)	except as permitted under the relevant Bond Documents; and

(ii)

unless the proposed transferee is another Participant and provided that such Participant shall promptly notify the Calculation Agent on behalf of the Company of the revised amount of its Locked-Up Debt following the transfer or, if the proposed transferee is not a Participant, (i) unless the proposed transferee delivers to the Calculation Agent on behalf of the Company a duly completed and signed Accession Letter within three (3) Business Days of execution of an agreement or trade confirmation in respect of such Transfer or (ii), to the extent that such Transfer occurs within the period of three (3) Business Days immediately prior to the voting date in respect of the Safeguard or the Chapter 11 Cases, unless and until the proposed transferee delivers to the Calculation Agent on behalf of the Company a duly completed and signed Accession Letter prior to the date of such vote, in which event the transferee shall be deemed to be a Participating Bondholder hereunder with respect to all Debt and Claims against any member of the Group held by such transferee, provided that any assignment by a Participating Bondholder of any of its rights or any transfer of its rights or obligations in respect of, or declaration or creation of any trust of any of its rights, title, interest or benefits in respect of, its Locked-Up Bond Debt to any person at any time in the period that commences eight (8) days before the relevant voting date in respect of the Safeguard and ends on the date immediately after such vote shall not be taken into account for the purpose of such voting;

(b)	no Participating Bondholder shall sub-participate any of its rights in respect of its Locked-Up Bond Debt or any other Claims against any member of the Group:

(i)	except as permitted under the relevant Bond Documents, including, without limitation, the Intercreditor Agreement; and

(ii)

unless the proposed sub-participant is another Participant and provided that such Participant shall promptly notify the Calculation Agent on behalf of the Company of the revised amount of the Locked-Up Debt following the sub-participation or, if the proposed sub-participant is not a Participant, unless and until that person delivers to the Calculation Agent on behalf of the Company a duly completed and signed Sub-Participant’s Letter, in which event the sub-participant shall be deemed to be a Participating Bondholder hereunder with respect to all Debt and Claims against any member of the Group held by such sub-participant, provided that any sub-participation by a Participating Bondholder of any of its rights in respect of its Locked-Up Bond Debt or any other Claims against any member of the Group to any person at any time in the period that commences eight (8) days before the relevant voting date in respect of the Safeguard and ends on the date immediately after such vote shall not be taken into account for the purpose of such voting;

(c)

at any time prior to a Commitment Funding Event, no Participating Bondholder that is also a Commitment Party under the SN Private Placement Agreement may assign any of its rights or transfer any of its rights or obligations in respect of its Locked-Up Bond Debt with respect to which it has a Commitment under the SN Private Placement Agreement unless:

(i)	at the same time it assigns or transfers a pro rata amount of its Commitment to the proposed transferee in accordance with the terms of the SN Private Placement Agreement; and

(ii)	the proposed transferee notifies the Calculation Agent on behalf of the Company of the amount of the Commitment which has been assigned or transferred to it;

(d)

no Participating Convert Holder shall exercise any right to convert any Convertible Bonds held by it into shares in the Company other than pursuant to the implementation and consummation of the Financial Restructuring;

(e)

no Participating Bondholder shall seek, solicit, support, propose, assist, encourage, vote for, consent to, or participate in any discussions regarding the negotiation or formulation of any Alternative Proposal (other than in relation to the refinancing referred in Clause 6.8 (Refinancing));

(f)	no Participating Bondholder shall publicly announce its intention not to pursue the Financial Restructuring;

(g)

each Participating Bondholder shall on reasonable request by the Company or the Calculation Agent on behalf of the Company promptly notify the Calculation Agent on behalf of the Company of the amount of Debt and, if different, Locked-Up Bond Debt held by it; and

(h)

each Participating Bondholder shall notify the Calculation Agent (on behalf of the Company) of any increase or decrease in the amount of its Locked-Up Bond Debt as set out opposite its name in any Accession Letter as soon as reasonably practicable and, in any event, within three (3) Business Days of such increase/decrease, provided that each Participating Bondholder shall notify the Calculation Agent (on behalf of the Company) on written request from the Calculation Agent (on behalf of the Company) from time to time of the amount of its Locked-Up Bond Debt within three (3) Business Days of such request.

8.2	Purchase and sale of Debt

Nothing in this Agreement shall:

(a)

prevent any Participating Bondholder from buying Debt in addition to the Locked-Up Bond Debt set out opposite its name in any Accession Letter; provided that (i) such Participating Bondholder shall promptly notify the Calculation Agent on behalf of the Company of such acquisition, including the amount of such acquisition, and (ii) any such Debt shall, subject to paragraph (b) below, become Locked-Up Debt; or

(b)

limit the ability of a Participating Bondholder which is a broker-dealer (but only when acting in its capacity as a Qualified Market-Maker in respect of any Debt which is not Locked-Up Debt), after the date it executes this Agreement or an Accession Letter, to buy Debt from a person that is not or has not been a Participant and sell such Debt to a person that is not a Participant at the time of such sale.

8.3	Holding of Convertible Bonds

Each Participating Bondholder that is a Convert Holder shall take the appropriate steps so that the Convertible Bonds corresponding to the Locked-Up Convertible Bond Debt set out opposite its name in any Accession Letter be held under the pure registered form (nominatif pur) or administrated registered form (nominatif administré) within a reasonable timeframe as soon as practicable and in any event no later than ten (10) Business Days from the date it executed this Agreement. Such registration shall also indicate that such Convertible Bonds are subject to transfer restrictions in favour of the Company.

9	Limitations on undertakings

(a)	Nothing in this Agreement shall:

(i)

require any Party to take any action which would breach any legal or regulatory requirement or any order or direction of any relevant court or Governmental Body or Regulator and which impediment cannot be avoided or removed by taking reasonable steps;

(ii)	prevent any Participant from taking any action that is required by applicable law or regulation or direction of any governmental authority;

(iii)

prevent any Participant from commencing litigation or taking any other action to enforce its rights as a Participating Bondholder and/or a Participating Secured Lender (as applicable) provided that such action is not inconsistent with the terms of this Agreement;

(iv)	require any Party to waive or forgo the benefit of any legal advice or professional privilege;

(v)

restrict, or attempt to restrict, any officer of any member of the Group from commencing insolvency proceedings in respect of that member of the Group if that officer reasonably considers it is required to do so by any law, regulation or fiduciary duty, and such officer may take any steps which may be necessary to comply with any such law, regulation or fiduciary duty;

(vi)	restrict, or attempt to restrict, any officer of any member of the Group from complying with any applicable securities laws;

(vii)

except as otherwise set forth herein or in any Restructuring Document, require any Party (other than the Company or any Obligor) to incur any material out-of-pocket costs or expenses unless the Company has agreed to meet those costs or expenses;

(viii)

require any Party or any member of the Group to bring proceedings or take any action or steps (including, without limitation, any Enforcement Action) which the Company reasonably believes to be inconsistent with this Agreement;

(ix)

require any Party to take or refrain from taking any action if doing so is likely to, in the reasonable opinion of such person having obtained legal professional advice and such other advice as the circumstances may require: (i) result in any officer, director or employee of that Party incurring personal liability or sanction due to a breach of its fiduciary duties or obligations of that Party; or (ii) result in a breach of law or statue binding on such Party;

(x)

require any Participant to (i) commence litigation against any of the Secured Agents or Bond Trustees, or (ii) indemnify any of the Secured Agents or Bond Trustees or incur any similar reimbursement obligation, otherwise than in accordance with the terms of the relevant Documents;

(xi)

require any Party to make any additional equity or debt financing available to the Company or any other member of the Group except as expressly contemplated by the Term Sheet and/or the SN Private Placement Agreement;

(xii)

require any Participant (or any of its Affiliates) to increase or extend any existing debt financing or to make any additional equity and/or debt financing available to the Company or any other member of the Group except as expressly contemplated by the SN Private Placement Agreement and/or the Term Sheet;

(xiii)

require any Participant (or any of its Affiliates) to commence or become party to any litigation, court proceedings, arbitration or similar proceedings (whether or not) brought against such Participant (nor any of its Affiliates) by any other Party except as expressly contemplated by the Term Sheet; or

(xiv)

prevent any Participants from buying and selling shares in the Company or any of its Affiliates, subject to the terms and provisions of: (i) the Market Abuse Regulation; and (ii) any relevant Non-Disclosure Agreements.

(b)

Notwithstanding any other provision of this Agreement, if on or before the date that falls two Business Days after the end of the first new money commitment solicitation period in respect of the SN Private Placement Agreement (the “Relevant Date”),

(i)

the Company considers (acting reasonably and in good faith and based on objective criteria) that the Financial Restructuring will not be supported by Secured Lenders holding at least 66 2⁄3% of the aggregate principal amount of the Secured Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard, provided that the Parties acknowledge and agree that any failure to satisfy limb (a) of the definition of Threshold Date on or before the Relevant Date shall not constitute such an objective criteria; and/or

(ii)

Participating Senior Noteholders hold less than 66 2⁄3% of the aggregate principal amount of the Senior Note Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard; and/or

(iii)

Participating Bondholders hold less than 66 2⁄3% of the aggregate principal amount of the Bond Debt and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard, then, the Company, the Obligors and any other Party may after the Relevant Date and up to the Threshold Date discuss and consider any alternative contingency arrangements to the extent that such arrangements are only to be implemented or consummated if this Agreement is terminated in accordance with Clause 12 (Termination), provided that such alternative contingency proposal(s) be disclosed to the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee (or, in event that any such information contains Material Non-Public Information, to the Ad Hoc Secured Lender Committee’s Counsel and the Ad Hoc Senior Noteholder Committee’s Counsel). In such a situation, the Company shall first inform and discuss with each of the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee to the extent practicable prior to commencing any such discussions. Clause 6 (Undertakings by the Company and the Obligors) accordingly shall not apply to, and shall not serve to restrict the taking of, any action which is taken in accordance with this paragraph (b).

(c)

The Company and the Obligors may terminate this Agreement on five (5) days’ written notice to the Participants if the board of directors, board of managers or such similar governing body of the Company and/or any Obligor reasonably determines, with the benefit of legal and/or financial professional advice, that not proceeding with an unsolicited Alternative Proposal would be inconsistent with their respective fiduciary obligations because, taking material implementation risks into account, such Alternative Proposal would be reasonably likely to provide for a higher or better economic recovery for the stakeholders of the Company and/or the Obligors (as applicable), and in any case the Bondholders and the Secured Lenders, than the Financial Restructuring.

(d)

Upon a termination of the Agreement pursuant to paragraph (c) above, except as expressly set forth herein, all obligations of each Party hereunder shall immediately terminate without further action or notice by such Party, and there shall be no liability or obligation on the part of any Party under this Agreement. For the avoidance of doubt, without prejudice to paragraph (b) above or paragraph (a)(ii) of Clause 6.3 (Restrictions on the Company and the Obligors) and notwithstanding any provisions to the contrary herein, in order to fulfil the fiduciary obligations of the Company and/or the Obligors, the Chapter 11 Companies may receive, but may not solicit, Alternative Proposal proposed by other parties and discuss and analyse such alternative plans received without breaching or terminating this Agreement, provided that the Company and/or the Obligors in receipt of an Alternative Proposal disclose the terms and nature of such Alternative Proposal to the Committees (or, in the event that any such proposal contains Material Non-Public Information, to the Relevant Counsel) on or before the date that falls five (5) Business Days after the date of receipt of such Alternative Proposal by the Company and/or any Obligor if the Company and/or any Obligor has engaged in discussions regarding such Alternative Proposal for a period of three (3) Business Days. Clause 6 (Undertakings by the Company and the Obligors) does not apply to, and shall not serve to restrict the taking of, any action which has received approval from each of the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee.

10	Committees

10.1	Notification of changes to Committees

From the date of this Agreement, any Participant that becomes or ceases to be a member of a Committee shall within a reasonable timeframe notify the Company in writing of that fact.

10.2	Procedure for Committee or Participant decisions

(a)

Where this Agreement contemplates that a particular matter requires the approval, consent, determination, acceptance or election of a Committee or any sub-category or majority of Participants, the Company or other person seeking that approval, consent, determination, acceptance or election (the “Requesting Party”) shall send its request to the relevant Committee and/or Participants (as applicable) in writing and a copy shall be sent to the Relevant Counsel.

(b)

The Requesting Party shall ensure that a copy of the relevant request has been received by each member of the relevant Committee and/or Participants (as applicable), unless any Committee member or Participant has previously notified such Requesting Party that it does not wish to receive a copy of any such request.

(c)

The Requesting Party shall specify in its request the matter in respect of which that approval, consent, determination, acceptance or election is sought and provide as much information in relation to that matter as is reasonably practicable.

(d)

Within five (5) Business Days of the Requesting Party having notified such request to each member of the relevant Committee and/or Participants, each member of the relevant Committee and/or Participants (as applicable) shall confirm to the Requesting Party its response to the relevant request.

(e)

The Requesting Party (if not the Company) shall notify the Company whether the requisite approval (including a Committee Approval) has been achieved in relation to the relevant request. If the Requesting Party is the Company, the Requesting Party shall notify the Committees whether the requisite approval has been achieved in relation to the relevant request. Unless otherwise specified, any consent approval required to be given by a Committee shall be given on a Committee Approval basis.

(f)	Where the request relates to a matter that does not require Committee Approval:

(i)

if any Participant fails to respond to such a request within the period prescribed in paragraph (d) above, their aggregate amount of Locked-Up Debt shall not be included for the purpose of calculating whether the approval, consent, determination, acceptance or election of the relevant majority of Participants (or sub-category of Participants) has been obtained; and

(ii)

if no Participant responds to such request within the period prescribed in paragraph (d) above, the relevant approval, consent, determination, acceptance or election sought shall be deemed to be given.

10.3	Committees do not represent Participants

The Committees will not “act for” the Participants in any representative capacity, will have no fiduciary duties to the Participants or any other person and will have no authority to act for, represent, or commit the Participants. The Committees will have no obligations other than those for which express provision is made in this Agreement (and, for the avoidance of doubt, the Committees are under no obligation to advise or to consult with any Participant on any matter related to this Agreement).

10.4	Committees may continue to deal with the Company

The members of the Committees will remain free to deal with the Company and the Group each on its own account and will therefore not be bound to account to any Participant for any sum, or the profit element of any sum, received by it for its own account.

10.5	Committees not required to disclose information received in other capacities

No information or knowledge regarding the Company or the Group or its affairs received or produced by any member of Committees in its capacity as a Participant shall be imputed to any member of the Committees.

10.6	Committee members can seek their own advice

The Committee members will remain free to seek advice from their own professional advisers regarding their exposure as Participants and will as regards their exposure as Participants at all times continue to be solely responsible for making their own independent investigation and appraisal of the business, financial condition, creditworthiness, status and affairs of the Company and the Group.

10.7	Assumptions as to authorisation

The Committees may assume (and shall not be required to verify) that:

(a)	any representation, notice or document delivered to them is genuine, correct and appropriately authorised;

(b)	any statement made by a director, authorised signatory or employee of any person regarding any matters is within that person’s knowledge or within that person’s power to verify; and

(c)	any communication made by the Company is made on behalf of and with the consent and knowledge of all the Obligors.

10.8	Responsibility for documentation

The Committees:

(a)

will not be responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any Participants, the Company or any member of the Group or any other person given in or in connection with the Financial Restructuring and any associated documentation or the transactions contemplated therein;

(b)

will not be responsible for the legality, validity, effectiveness, completeness, adequacy or enforceability of the Financial Restructuring or any agreement, arrangement or document entered into, made or executed in anticipation of or in connection with the Financial Restructuring;

(c)

will not be responsible for any determination as to whether any information provided or to be provided to any Participant is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise;

(d)

will not be responsible for verifying that any information provided to the Participants (using reasonable endeavours and usual methods of transmission such as email or post) has actually been received and/or considered by each Participant. The Committees shall not be liable for any accidental failure to provide information to any Participant;

(e)	shall not be bound to distribute to any Participant or to any other person, Information received by it in a capacity other than as a member of a Committee; and

(f)

shall not be bound to enquire as to the absence, occurrence or continuation of any Default (as defined under any Document) or the performance by any member of the Group of its obligations under any Document or any other document or agreement.

10.9	Own responsibility

(a)

Subject in each case to the terms of Clause 5.2 (Restructuring Documents), it is understood and agreed by each Participant that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of an investigation into all risks arising in respect of the business of the Company and the Group or under or in connection with the Financial Restructuring and any associated documentation (including the SN Private Placement Agreement) including, but not limited to:

(i)	the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group/the Company;

(ii)

the legality, validity, effectiveness, completeness, adequacy and enforceability of any document entered into by any person in connection with the business or operations of the Company or the Group or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Financial Restructuring;

(iii)

whether such Participant has recourse (and the nature and extent of that recourse) against the Company or any other person or any of their respective assets under or in connection with the Financial Restructuring and/or any associated documentation, the transactions therein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Financial Restructuring;

(iv)

the adequacy, accuracy and/or completeness of any information provided by the Committees, the Company and advisers or by any other person in connection with the Financial Restructuring, and/or any associated documentation, the transactions contemplated therein or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Financial Restructuring; and

(v)

the adequacy, accuracy and/or completeness of any advice obtained by the Committees in connection with the Financial Restructuring or in connection with the business or operations of the Company or the Group.

(b)

Accordingly, each Participant acknowledges to the Committees that it has not relied on, and will not hereafter rely on, the Committees or any member of them in respect of any of the matters referred to in paragraph (a) above and that consequently no Committee member shall have any liability (whether direct or indirect, in contract, tort or otherwise) or responsibility to any Participant or any other person in respect of such matters.

(c)

Each Participant acknowledges that it has been represented by, or provided a reasonable period of time to obtain access to and advice by, counsel with respect to the Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would provide any Participant with a defence to the enforcement of the terms of this Agreement against such Participant based upon lack of legal counsel shall have no application and is expressly waived.

10.10	Exclusion of liability

(a)

Without limiting paragraph (b) below, no Committee member will be liable for any action taken by it (or any inaction) under or in connection with the Financial Restructuring or this Agreement or any other Restructuring Document or owe any duty of care to any Party to this Agreement or any other Restructuring Document, unless directly caused by its gross negligence, fraud or wilful misconduct.

(b)

No Party (other than a member of a Committee) may take any proceedings against any managing member, partner, shareholder, director, officer, employee or agent of any member of such Committee, in respect of any claim it might have against such Committee member or in respect of any act or omission of any kind by that managing member, partner, shareholder, director, officer, employee or agent in relation to the Financial Restructuring and any director, officer, employee or agent of any Committee member may rely on this paragraph.

11	Relevant Counsel

To the extent that the Ad Hoc Secured Lender Committee’s Counsel, the Ad Hoc Senior Noteholder Committee’s Counsel or the Ad Hoc Convert Holder Committee’s Counsel, with the prior consent of the relevant Committee, acts as co-ordinating counsel to any one or more of the Parties in relation to this Agreement, the Financial Restructuring, any of the transactions contemplated by this Agreement or the Financial Restructuring or any post-Financial Restructuring activities of the Company or any other member of the Group, each Party:

(a)

acknowledges that the relevant law firm may, subject to its absolute discretion to determine otherwise, in accordance with applicable professional conduct rules, act in any or all of such capacities and shall not be required to disclose to any person any information it may receive in any or all of such capabilities;

(b)	waives any claim that the relevant law firm’s representation of any or all of them or in any or all of such capacities represents a conflict of interest; and

(c)	confirms that it consents to the relevant law firm acting for any or all of them.

12	Termination

12.1	Voluntary termination by Participants

This Agreement may be terminated with immediate effect by written notification to the Company:

(a)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders if all of the Obligors have not executed this Agreement or acceded to it pursuant to Clause 2.2 (Accession) within five (5) Business Days of the date of this Agreement;

(b)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if any of the events set out in the Milestones Schedule has not occurred by the date specified in respect of such event in the Milestones Schedule, provided that (i) the Milestones Schedule may be amended from time to time with the written agreement of each of the Company and the Majority Participating Secured Lenders and the Majority Participating Bondholders and (ii) Milestone 10 in the Milestones Schedule and/or Milestone 12 in the Milestones Schedule shall have been remedied, and will not give rise to a termination right pursuant to this paragraph (b), if within fifteen (15) days from any negative shareholder vote the Company commences Judicial Reorganisation with a view to implementing the Financial Restructuring or an alternative restructuring plan approved by the Company, the Ad Hoc Senior Noteholder Committee, the Ad Hoc Secured Lender Committee, the Majority Participating Secured Lenders and the Majority Participating Bondholders (the “Rehabilitation Plan”);

(c)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if a final, non-appealable order of a Governmental Body or court of competent jurisdiction restraining or otherwise preventing the implementation of the Financial Restructuring has been made and has not been revoked or dismissed within 35 days of it being made (other than an order made at the instigation of, or on the application of, the Party (or any of its Affiliates) purporting to terminate this Agreement under this paragraph (c));

(d)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if an Insolvency Event occurs (other than (i) an Insolvency Event instigated or commenced by any Participant (or any of its Affiliates) purporting to terminate this Agreement under this paragraph (d) or (ii) an Insolvency Event required to implement and/or consummate the Financial Restructuring);

(e)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if they, acting reasonably, determine that a Material Adverse Effect exists or has occurred since the date of this Agreement;

(f)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if the Company has expressly stated in writing that it will no longer be supporting the Financial Restructuring;

(g)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if an event of default (howsoever defined) is continuing after the Effective Date under any of the Documents and such event of default is not waived, subject to a forbearance agreement or as otherwise contemplated hereby;

(h)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, if the Company takes any action to implement an Alternative Proposal as contemplated by paragraph (c) of Clause 9 (Limitation on undertakings);

(i)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders upon the termination of the SN Private Placement in accordance with its terms, provided that if the SN Private Placement is terminated as result of any breach by any Participating Bondholder(s), the Locked-Up Bond Debt of such Participating Bondholder(s) shall not be included for the purposes of calculating the Majority Participating Bondholders for the purposes of this paragraph (i) only;

(j)

at the election of the Majority Participating Secured Lenders or the Majority Participating Senior Noteholders in the event of any change to the economic terms offered to (i) the Senior Noteholders without the prior written approval of a simple majority of the members of Ad Hoc Senior Noteholder Committee (calculated by reference to the principal value of the Senior Notes) and/or (ii) the Secured Lenders without the prior written approval of a simple majority of the members of the Ad Hoc Secured Lender Committee (calculated by reference to the principal value of the Secured Debt);

(k)

at the election of the Majority Participating Secured Lenders or the Majority Participating Bondholders, upon any material breach of this Agreement by the Company or any Obligor if such breach is not cured or remedied within five (5) Business Days of written notice from any Participant to the Company (if such breach is capable of being cured or remedied);

(l)

(A) at the election of the Majority Participating Bondholders, upon any material breach of this Agreement by one or more Participating Secured Lenders, or (B) at the election of the Majority Participating Secured Lenders, upon any material breach of this Agreement by one or more Participating Bondholders, provided, in each case, that with respect to any such breach by a Participating Bondholder or Participating Secured Lender, so long as the non-breaching Participating Bondholders or Participating Secured Lenders (as applicable) at the time of, and subsequent to, such breach hold at least 66 2⁄3% of the aggregate principal amount of all outstanding Bonds or Secured Debt (as applicable), and such breach would not have a material adverse effect on the implementation or consummation of the Financial Restructuring, then this Agreement shall not be terminated except solely with respect to such breaching Secured Lender or Bondholder; provided further that the notice of termination shall include the details of any such breach, and if such breach is capable of being cured or remedied, the breaching Party shall have five (5) Business Days after receiving such notice to cure or remedy any such breach;

(m)

at the election of the Majority Participating Senior Noteholders if the AMF confirms in writing to the Ad Hoc Senior Noteholder Committee and/or the Company that it will not issue an unconditional waiver to launch a mandatory tender offer if needed (at the discretion of the Ad Hoc Senior Noteholder Committee) or in the case of any challenge of such a waiver within ten (10) calendar days of its publication, the French court orders that such waiver be revoked or cancelled;

(n)

at the election of the Majority Participating Senior Noteholders or the Majority Participating Secured Lenders at any time within the period that falls seven (7) Business Days from the date of termination of the restructuring support agreement entered in on or about the date of this Agreement between the Company and DNCA in accordance with its terms (or such longer period as may be agreed by the Company), provided that the Company shall notify the Participants within two (2) Business Days of the date of such termination of the restructuring support agreement;

(o)

at the election of the Ad Hoc Secured Lender Committee or the Ad Hoc Senior Noteholder Committee if (A) the supervisory judge (juge-commissaire) of the French court has not authorised the SN Private Placement Agreement on or before 5 July 2017 or (B) the SN Private Placement Agreement has not been executed by the Company and the Obligors within two (2) Business Days of such authorisation; or

(p)

at the election of the Majority Participating Bondholders after 10 August 2017 (or such later date as may be agreed between the Company and the Ad Hoc Senior Noteholder Committee) if by such date both of the following conditions are satisfied: (i) the Bankruptcy Court has not approved the Approval Motion and (ii) the Bankruptcy Court has not approved the SN Private Placement Agreement in full.

12.2	Voluntary termination by the Company and/or any Obligor

This Agreement may be terminated with immediate effect by written notification to the Parties:

(a)

at the election of the Company and/or any Obligor, if a final, non-appealable order of a Governmental Body or court of competent jurisdiction restraining or otherwise preventing the implementation of the Financial Restructuring has been made and has not been revoked or dismissed within 35 days of it being made (other than an order made at the instigation of, or on the application of, the Company or any Obligor);

(b)

at the election of the Company and/or any Obligor, at any time after the occurrence of the breach by any Participating Secured Lender or Participating Bondholder of any of their respective obligations or covenants set forth in this Agreement or any representation or warranty of such Participating Secured Lenders or Participating Bondholders, where such breach has a material adverse impact on the implementation or consummation of the Financial Restructuring, if such breach remains uncured for three (3) Business Days after the receipt by the breaching Participating Secured Lenders or Participating Bondholders, as applicable, of written notice of such breach delivered in accordance herewith, provided in each case, that with respect to any such breach, so long as the non-breaching Participating Bondholders or Participating Secured Lenders (as applicable), at the time of, and subsequent to, such breach hold at least 66 2⁄3% of the aggregate principal amount of all outstanding Bonds or Secured Debt (as applicable), and such breach would not have a material adverse effect on consummation of the Financial Restructuring, then this Agreement shall not be terminated except solely with respect to such breaching Secured Lender or Bondholder;

(c)

at the election of the Company and/or any Obligor, if the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee seek, solicit, propose or support an Alternative Proposal or publicly announce their intention to pursue an Alternative Proposal;

(d)	at the election of the Company and/or any Obligor in accordance with paragraph (c) of Clause 9 (Limitations on Undertakings);

(e)

at the election of the Company and/or any Obligor after the date that falls 15 days after the date specified at number 10 of the Milestones Schedule if Judicial Reorganisation has not been commenced on or before such date, provided that the shareholders have not provided the requisite approvals in respect of the Financial Restructuring by such date;

(f)

at the election of the Company and/or any Obligor if any of the events set out at numbers 9, 11 or 12 of the Milestones Schedule has not occurred by the date specified in respect of such event in the Milestones Schedule, provided that such non-occurrence is not the result of any breach by the Company and/or any Obligor of this Agreement;

(g)

at the election of the Company and/or any Obligor if (i) the independent financial expert (expert indépendant) appointed by the Company confirms in writing to the Company that the Restructuring Equity Steps are not fair from a financial perspective in accordance with the AMF General Regulation; (ii) any governmental or regulatory body confirms in writing to the Company that it shall not provide any authorizations and/or clearances as may be required for the Company to implement and consummate the Financial Restructuring (including from stock market authorities such as the visa of the AMF on the prospectus(es)) or (iii) the AMF confirms in writing to the Ad Hoc Senior Noteholder Committee and/or the Company that it will not issue an unconditional waiver to launch a mandatory tender offer if needed (at the discretion of the Ad Hoc Senior Noteholder Committee) or in the case of any challenge of such a waiver within ten (10) calendar days of its publication, the French court orders that such waiver be revoked or cancelled;

(h)

at the election of the Company and/or any Obligor if the SN Private Placement Agreement is terminated in accordance with its terms, other than as a result of a breach of the SN Private Placement Agreement by the Company and/or any Obligor; or

(i)

at the election of the Company and/or any Obligor if the SN Private Placement Agreement has not been executed by the members of the Ad Hoc Senior Noteholder Committee (as at the date of this Agreement) within two (2) Business Days of the date on which the supervisory judge (juge-commissaire) of the French court has authorised the SN Private Placement Agreement.

12.3	Termination by the Ad Hoc Convert Holder Committee

The Ad Hoc Convert Holders shall be entitled to terminate all (but not part) of their rights and obligations under this Agreement, without prejudice to the rights and obligations of any other Parties under this Agreement, if there is any amendment or waiver to the terms of this Agreement (including, for the avoidance of doubt, the Term Sheet) which adversely affects the economics of the Financial Restructuring with respect to the Convert Holders and the Ad Hoc Convert Holder Committee (as at the date of this Agreement or as otherwise agreed by the Company) has not provided its prior written consent in respect of such amendment or waiver.

12.4	Automatic termination

(a)	This Agreement shall automatically terminate on the earlier of the Restructuring Effective Date and the Long-Stop Date.

(b)

This Agreement shall automatically terminate if any Cash Collateral Order is terminated and the relevant US Bankruptcy Court has not made a further order permitting the use of Cash Collateral, on terms that have been agreed with the Ad Hoc Secured Lender Committee (acting reasonably and in good faith) within seven (7) Business Days of such termination.

12.5	Mutual termination

This Agreement may be terminated at any time by the mutual written agreement of each of the Company, the Obligors, the Majority Participating Secured Lenders and the Majority Participating Bondholders.

12.6	Effect of termination

On the date on which this Agreement is terminated under paragraph (c) of Clause 9(b) (Limitations on undertakings), Clause 12.1 (Voluntary termination by Participants), Clause 12.2 (Voluntary termination by the Company and/or any Obligor), Clause 12.4 (Automatic termination) or Clause 12.5 (Mutual termination),

(a)	this Agreement shall forthwith become void and of no further force or effect;

(b)

except as expressly set forth in Clause 12.8 (Surviving obligations), each Party shall be immediately released from its commitments, obligations, undertakings, and agreements under or related to this Agreement;

(c)	there shall be no liability or obligation on the part of any Party under this Agreement (without prejudice to any rights, liabilities and/or obligations under any Document); and

(d)

each Party shall have all the rights and remedies that it would have had and shall be entitled to take all actions that it would have been entitled to take had it not entered into this Agreement and no such rights or remedies shall be deemed waived and otherwise provided that (i) the provisions of Clauses 2 (Effective Date and Accession), 4 (Participants’ rights and obligations), 10 (Committees), this Clause 12.6 (Effect of Termination), 14 (Disclosure of information), 15 (Publicity), 16 (Specific performance), 19 (Notices), 21 (Remedies, waivers and hardship), 23 (Reservation of rights), 24 (Governing law), 25 (Settlement discussions) and 26 (Jurisdiction) shall survive such termination and shall remain in full force and effect and (ii) in no event shall any such termination relieve a Party from breaches of this Agreement which occurred prior to such termination.

12.7	Notification of termination

The Company shall promptly notify each Party if it becomes aware that this Agreement may be, or has been, terminated under Clause 12.1 (Voluntary termination by Participants) or Clause 12.4 (Automatic termination).

12.8	Surviving obligations

(a)	In the event of termination of this Agreement prior to entry of an order approving the Disclosure Statement, the Group shall withdraw the Chapter 11 Plan and Disclosure Statement.

(b)

In the event of termination of this Agreement after entry of an order approving the Disclosure Statement, should the Group not withdraw the Chapter 11 Plan and Disclosure Statement, the order approving the Disclosure Statement shall provide (i) that all votes previously submitted in support of the Chapter 11 Plan shall be deemed void ab initio or (ii) alternatively, a reasonable opportunity for the votes previously cast by Participants in favour of the Chapter 11 Plan to be changed to votes against the Chapter 11 Plan.

13	Representations

13.1	Representations of the Participants

Each Participant makes the representations and warranties set out in this Clause 13.1 to each other Party on the date on which it becomes a Party by reference to the facts and circumstances then existing on that date:

(a)	it is duly incorporated (if a corporate person) or duly established (in any other case) and validly existing under the law of its jurisdiction of incorporation or formation;

(b)	it has the power to own its assets and carry on its business as it is being, and is proposed to be, conducted;

(c)	the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable, subject to any applicable Reservations;

(d)

the entry into and performance by it of, and the transactions contemplated by, this Agreement do not conflict with any law or regulation applicable to it or its constitutional documents where such conflict would have a material adverse effect on its ability to implement and consummate the Financial Restructuring or otherwise comply with the terms of this Agreement;

(e)

it has, or will have on the applicable date, the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of this Agreement and (subject to the fulfilment of the conditions to the implementation and consummation of the Financial Restructuring specified in the Term Sheet or the Restructuring Documents) the transactions contemplated by this Agreement;

(f)

where this Agreement is entered into by an Investment Manager as agent for or otherwise on behalf of a Participant, such Investment Manager has the power and is authorised to enter into, perform and deliver this Agreement on behalf of such Participant;

(g)	all necessary Authorisations required for the performance by it of this Agreement and the transactions contemplated by this Agreement have been obtained or effected and are in full force and effect;

(h)	it has the power to vote, deal with, approve changes to, dispose of and transfer all its Locked-Up Debt as contemplated by this Agreement; and

(i)

(except for any Locked-Up Debt held by it in its capacity as a Qualified Market-Maker of Debt where expressly permitted by this Agreement) the Locked-Up Secured Debt and the Locked-Up Bond Debt (as applicable) set out in relation to it in any Accession Letter constitutes all the Debt legally or beneficially held by such Participant (after taking into account any pending transfers).

13.2	Repetition

(a)

The representations and warranties set out in Clause 13.1 (Representations of the Participants) are deemed to be made by each Participant by reference to the facts and circumstances then existing on the day on which the person becomes (and on which it is proposed that the person becomes) a Participant.

(b)

Delivery of an Accession Letter constitutes confirmation by the relevant person that the representations and warranties set out in Clause 13.1 (Representations of the Participants) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

13.3	Representations of the Company and Obligors

The Company and each Obligor makes the representations and warranties set out in this Clause 13.3 to each other Party on the date of this Agreement:

(a)	it is duly incorporated and validly existing under the law of its jurisdiction of incorporation;

(b)	it has the power to own its assets and carry on its business as it is being, and is proposed to be, conducted;

(c)	the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable, subject to any applicable Reservations;

(d)

the entry into and performance by it of, and the transactions contemplated by, this Agreement do not conflict with any law or regulation applicable to it or its constitutional documents where such conflict would have a material adverse effect on its ability to implement and consummate the Financial Restructuring or otherwise comply with the terms of this Agreement;

(e)

it has, or will have on the applicable date, the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of this Agreement and (subject to the fulfilment of the conditions to the implementation and consummation of the Financial Restructuring specified in the Term Sheet or the Restructuring Documents) the transactions contemplated by this Agreement;

(f)

subject to any Bankruptcy Court approval that may be required in relation to the Chapter 11 Companies, all necessary Authorisations required for the performance by it of this Agreement and the transactions contemplated by this Agreement have been obtained or effected and are in full force and effect;

(g)	no member of the Group is the legal owner of, or has any beneficial interest in, any Debt as at the date of this Agreement;

(h)

no order has been made, petition presented or resolution passed for the winding-up of or appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of it or any Obligor or Material Subsidiary, and no analogous procedure has been commenced in any jurisdiction, with the exception of any Mandat Ad Hoc and/or Conciliation opened in respect of the Company;

(i)	the Group Structure Chart shows:

(i)

each member of the Group, any person in whose shares any member of the Group has an interest and any person which has an interest in any member of the Group (excluding the Company) (and, in each case, the percentage of the issued share capital held by that member or person);

(ii)	the jurisdiction of incorporation or establishment of each person shown in it;

(iii)	the status of each person shown in it which is not a limited liability company or corporation; and

(iv)	each Joint Venture in which any member of the Group has an interest or in respect of which any member of the Group has any liability (whether actual or contingent and whether, present or future);

(j)

no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, would reasonably be expected to have a Material Adverse Effect have been started or (to the best of its knowledge and belief) threatened against it or any of its Subsidiaries;

(k)

no labour disputes which would reasonably be expected to have a Material Adverse Effect have been started or (to the best of its knowledge and belief) threatened against it or any of its Subsidiaries, nor are there any circumstances likely to give rise to any such disputes;

(l)	except as previously disclosed expressly in writing to each of the Committees, no event of default or default is continuing as at the date of this Agreement;

(m)	there is no Security over any of its present or future assets which is not permitted under the Documents; and

(n)

all Material Non-Public Information provided by it to a Committee in connection with the Financial Restructuring on or before the date of this Agreement and not superseded before that date has been provided to all Committees (to the extent that the members of the Committee have entered into the relevant Non-Disclosure Agreement with the Company) and is accurate and not misleading in any material respect and all projections provided to any Participant on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied.

14	Disclosure of information

14.1	Disclosure by Participants

Subject to the terms of any applicable Non-Disclosure Agreement(s), confidential information about any Obligor, the Group, the Financial Restructuring, this Agreement and any of the transactions contemplated in this Agreement, other than (i) information in the public domain prior to the date of this Agreement or (ii) information which is in the public domain after the date of this Agreement (provided that such information has not been published in breach of this Clause 14), shall not be disclosed by any Participant to any person other than to:

(a)

that Participant’s Affiliates, and that Participant’s and its Affiliates’ officers, directors, employees, professional advisers (including, where applicable, investment managers who manage and/or advise such Participant or its Affiliates), fund administrators and auditors who are bound by duties of confidentiality to the same Participant for the purpose of discussing, negotiating, preparing, executing, implementing or consummating the transactions contemplated by the Financial Restructuring, the Term Sheet and this Agreement;

(b)

the Committees, any member of the respective Committees, any of their officers, directors, employees and professional advisers for the purpose of discussing, negotiating, preparing, executing, implementing or consummating the transactions contemplated by the Financial Restructuring, the Term Sheet and this Agreement;

(c)	any mandataire ad hoc, conciliator, judicial administrator, trustee in bankruptcy, creditors’ representative and/or any other court appointed officer in a relevant jurisdiction;

(d)

any person to whom information is required or requested to be disclosed by any competent governmental, banking, taxation or other regulatory authority (including stock market authority) or similar body, the rules of any relevant stock exchange or stock market pursuant to any applicable law or regulation or by a court of competent jurisdiction; or

(e)	any other person:

(i)

to (or through) whom that Participant assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement or any Document as permitted by this Agreement;

(ii)

with (or through) whom that Participant enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement, any Document or any Obligor as permitted by this Agreement, provided that the person to whom the information is to be given has, prior to any such disclosure, entered into a Confidentiality Undertaking in favour of the Participants and the Company; or

(f)

subject to the Company’s approval, any Secured Lender and/or Bondholder in order to seek the execution of or accession to this Agreement by such Secured Lender and/or Bondholder, provided that the person to whom the information is to be given has, prior to any such disclosure, entered into a Confidentiality Undertaking in favour of the Company.

14.2	Disclosure by members of the Group

(a)

Subject to the terms of any applicable Non-Disclosure Agreement(s), confidential information about any Obligor, the Group, the Financial Restructuring, the Term Sheet, this Agreement and any of the transactions contemplated by this Agreement other than information in the public domain prior to the date of this Agreement shall not be disclosed by any member of the Group to any person other than:

(i)	to the Bondholders in order to seek the execution of or accession to this Agreement by the Bondholders;

(ii)	to the Secured Lenders in order to seek the execution of or accession to this Agreement by the Secured Lenders;

(iii)

to the Company’s managers, officers, directors, employees and professional advisers for the purpose of discussing, negotiating, preparing, executing, implementing or consummating the transactions contemplated by the Financial Restructuring, the Term Sheet and this Agreement;

(iv)	to the Company’s and any Obligor’s auditors;

(v)

to any person to whom information is required or requested to be disclosed by any competent governmental, banking, taxation or other regulatory authority (including stock market authority), the Bankruptcy Court or similar body, the rules of any relevant stock exchange or stock market pursuant to any applicable law or regulation or by a court of competent jurisdiction;

(vi)	any mandataire ad hoc, conciliator, judicial administrator, trustee in bankruptcy, creditors’ representative and/or any other court appointed officer in a relevant jurisdiction; or

(vii)	with the prior consent of each of the Committees.

(b)

Subject to paragraph (f) of Clause 15 (Publicity), it is acknowledged and agreed by the Parties that the Company may publish this Agreement and any Restructuring Document to the extent that it considers such action necessary or desirable to comply with applicable disclosure requirements in accordance with paragraph (a)(v) above.

14.3	Disclosure by the Committees

No Committee shall be obliged to disclose any information supplied to it to any Participant which has notified the relevant Committee that it does not wish to receive any confidential information from such Committee relating to the Financial Restructuring or the business of the Group.

15	Publicity

(c)

Until the End Date, no announcement regarding this Agreement or the Financial Restructuring, including the identity of any Participant, will be made by or on behalf of any Participant without the prior consent of the Company and the Committees, except as permitted by paragraph (c) below.

(d)

The Company shall use reasonable endeavours to supply a copy of any proposed announcement referred to in paragraph (c) above to be made by the Company to the Ad Hoc Secured Lender Committee’s Counsel and the Ad Hoc Senior Noteholder Committee’s Counsel as soon as reasonably practicable prior to any such announcement and will consider in good faith any comments received from any such Relevant Counsel.

(e)

Paragraph (c) above does not apply to any announcement by any Party required by law or regulation (including, for the avoidance of doubt, the Bankruptcy Code) or any applicable stock exchange, any market authority or any announcement made on or about the date of this Agreement regarding the key terms of the Financial Restructuring and the arrangements and transactions contemplated in this Agreement. Where any Party is required to make such an announcement:

(i)

and such announcement references individual members of any Committee, the Party required to make the announcement shall provide a copy of the proposed announcement to any such Committee members before making the relevant announcement to the extent reasonably practicable; and

(ii)	unless the requirement is to make an immediate announcement with no time for consultation, shall consult with the Company before making the relevant announcement.

(f)

Notwithstanding paragraphs (c) to (e) above, unless required by law or regulation (including, for the avoidance of doubt, the Bankruptcy Code) or any applicable stock exchange or any market authority (including the AMF), the Company and/or any of its Subsidiaries shall not be entitled to disclose the percentage or principal amount of Locked-Up Debt held by any Participant and the names of any Participant (the “Confidential Information”) without the approval of the relevant Participant. In the event that the Company or any of its Subsidiaries is required or requested by law or regulation, the AMF, or by any court of competent jurisdiction or any enquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to request or require any such disclosure, to disclose or communicate any of the Confidential Information, the Company and/or any of its Subsidiaries shall, before making any disclosure of such Confidential Information to the entity which has requested it, to the extent legally permissible and reasonably practicable, provide the relevant Participant with prompt prior written notice thereof in order to enable such Participant to take all reasonable protective measures or actions and to provide for, to the extent legally permitted and reasonably practicable, a prior consultation with such Participant in respect of the scope and form of the proposed disclosure.

16	Specific performance

Without prejudice to any other remedy available to any Party, the obligations under Clause 5.1 (Support for the Financial Restructuring), Clause 5.2 (Restructuring Documents) and Clause 5.4 (Restrictions on enforcement) shall be the subject of specific performance by the relevant Parties pursuant to articles 1221 et seq. of the French Code civil. Each Party acknowledges that damages shall not be an adequate remedy for breach of the obligations under Clause 5.1 (Support for the Financial Restructuring), Clause 5.2 (Restructuring Documents) and Clause 5.4 (Restrictions on enforcement).

17	Further assurance

The Company and each of the Participants shall promptly execute and deliver such other documents or agreements and take such other action as may be reasonably necessary for the implementation of this Agreement and the consummation of the transactions contemplated by this Agreement.

18	No solicitation

This Agreement is not, and shall not be deemed, a solicitation for votes in favour of a Chapter 11 Plan or a solicitation to tender or exchange any of securities. Votes in acceptance of a Chapter 11 Plan by Participants will not be solicited until such Participants have received a Disclosure Statement and related ballot(s) as approved by the Bankruptcy Court or such solicitation otherwise complies with section 1125 of the Bankruptcy Code. Each Party further acknowledges that no securities of any Obligor are being offered or sold hereby and that this Agreement does not constitute an offer to sell or a solicitation of an offer to buy any securities of any Obligor. Notwithstanding the foregoing provisions, nothing in this Agreement shall require any Party to take any action prohibited by the Bankruptcy Code, the Securities Act of 1933 (as amended), the Securities Exchange Act of 1934 (as amended), any rule or regulation promulgated thereunder, any other applicable law or regulation, an order or direction from any court, or any state or federal governmental authority.

19	Notices

19.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax, letter or email.

19.2	Addresses

(a)

The address and email address of each Party for any communication or document to be made or delivered under or in connection with this Agreement is that set out opposite its name in Schedule 8 (Notice Details) or (if applicable) its Accession Letter, which address may be of its Investment Manager (or any substitute address, email address and fax number as a Party may notify to all other Parties by not less than five (5) Business Days’ notice).

(b)

In the absence of any address, email address and/or fax number being given on the relevant signature page or Accession Letter, the relevant details shall be those applicable to it under the Intercreditor Agreement.

19.3	Delivery

(a)	Subject to Clause 19.4 (English language), any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form;

(ii)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; and

(iii)	if by way of electronic communication, by electronic mail or other electronic means, when actually received in readable form,

and, if a particular department or officer is specified as part of its address details provided under Clause 19.2 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to a Committee will be effective only when actually received by the relevant Committee and then only if it is expressly marked for the attention of the department or officer identified in Schedule 8 (Notice Details) to this Agreement (or any substitute department or officer specified in accordance with Clause 19.2 above)).

(c)	Any communication or document to be made or delivered by the Company to a Committee shall also be copied to the Relevant Counsel (as applicable).

(d)

Any communication or document made or delivered to an Investment Manager identified with a Participant’s name in Schedule 8 (Notice Details) or (if applicable) its Accession Letter as acting on behalf of a Participant as agent or otherwise will be deemed to have been made or delivered to the Participant.

(e)	Any communication or document made or delivered to the Company in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

19.4	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)

if not in English, and if so required by any Committee, accompanied by a free English translation and, in this case, the English translation will prevail other than in respect of the Safeguard Plan, the Rehabilitation Plan (if applicable), any other documents relating to the Safeguard, the Rehabilitation Plan (if applicable), any document that is constitutional, statutory, corporate or any other official document.

20	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

21	Remedies, waivers and hardship

21.1	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Participant, any right or remedy under any document in relation to any Debt shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law, subject to Clause 21.2 (No hardship).

21.2	No hardship

Each Party hereby acknowledges that the provisions of article 1195 of the French Code civil shall not apply to it with respect to its obligations under this Agreement and that it shall not be entitled to make any claim under article 1195 of the French Code civil.

21.3	Interest accrued

Nothing in this Agreement shall constitute a waiver on the part of any Participating Senior Noteholder or Participating Secured Lender of their rights to any interest that may accrue on the Senior Note Debt or the Secured Debt (as applicable), including (but not limited to) during the Safeguard.

22	Amendments and waivers

22.1	Required consents

(a)

Subject to Clause 22.2 (Exceptions and other amendments), any term of this Agreement in respect of which an amendment or waiver which, in each case, is minor or technical is requested may be amended or waived only with the consent of the Ad Hoc Secured Lender Committee and the Ad Hoc Senior Noteholder Committee and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Company may effect, on behalf of any Participant, any amendment or waiver permitted by this Clause 22.

(c)

The Majority Participating Secured Lenders and/or the Company shall not amend the terms of the Cash Collateral Orders in a manner that is inconsistent in substance with the terms of the Cash Collateral Term Sheet in the form scheduled to this Agreement without the prior written consent of the Majority Participating Bondholders (such consent not to be unreasonably withheld).

(d)

The Majority Participating Bondholders and/or the Company shall not amend the SN Private Placement Agreement in a manner that is inconsistent in substance with the form of the SN Private Placement Agreement scheduled to this Agreement without the prior written consent of the Majority Participating Secured Lenders (such consent not to be unreasonably withheld).

(e)

The Parties acknowledge and agree that any amendment of the Cash Collateral Term Sheet which is minor or technical may be made with the consent of the Company and/or the relevant Obligor(s) (as applicable) and the Ad Hoc Secured Lender Committee.

(f)

The Parties acknowledge and agree that any amendment of the SN Private Placement Agreement which is minor or technical may be made with the consent of the Company and the Ad Hoc Senior Noteholder Committee.

22.2	Exceptions and other amendments

(a)

No amendment or waiver of this Agreement which is not minor or technical shall be made without the prior consent of the Company and the Majority Participating Secured Lenders and the Majority Participating Bondholders.

(b)	No amendment or waiver of Clause 6.7 (Coordination warrants) or Clause 12.8 (Surviving obligations) can be made without the consent of the Company and the Ad Hoc Senior Noteholder Committee.

(c)

An amendment or waiver which imposes a more onerous obligation on any Participant or adversely affects any Participant disproportionately in comparison to other Participants may not be effected without the consent of that Participant.

23	Reservation of rights

(a)

Unless expressly provided to the contrary, this Agreement does not amend or waive any Party’s rights under the Documents or any other documents and agreements, or any Party’s rights as creditors of the Company or any member of the Group unless and until the Financial Restructuring is consummated (and then only to the extent provided under the terms of the Restructuring Documents).

(b)	The Parties fully reserve any and all of their rights until such time as the Financial Restructuring is implemented.

(c)

If this Agreement is terminated by any Party for any reason, the rights of that Party against the other Parties to this Agreement and those other Parties’ rights against the terminating Party shall be fully reserved.

(d)

This Agreement and all communications and negotiations relating thereto and the subject matter thereof constitute settlement discussions under Federal Rule of Evidence 408 and any similar rule of evidence under any other applicable law in connection with a proposed settlement among the Parties with respect to the claims held by the Participants and shall in no event be construed as or be deemed to be evidence of, an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defences which it has asserted or could assert. In the event the Financial Restructuring is not implemented, nothing contained in this Agreement or any negotiations or writings in connection herewith shall in any way be construed as, or be deemed to be evidence of an admission, concession, or agreement as to the merits or legal positions of any of the Parties with respect to the Term Sheet or any other Restructuring Document, and the Parties shall not use this Agreement or any negotiations or writings in connection herewith as evidence of any such admission, concession or agreement.

24	Governing law

Without overriding the governing law of the relevant Documents, this Agreement and any non-contractual obligations arising out of or in connection with it is governed by French law, provided that paragraph (a) of Clause 8.1 (Restrictions on Participating Bondholders) to the extent that it relates to the Senior Notes shall be governed by New York law.

25	Settlement Discussions

All communications and negotiations relating to this Agreement, the Financial Restructuring and the subject matter thereof constitute settlement discussions under Federal Rule of Evidence 408 and any similar rule of evidence under any other applicable law in connection with a proposed settlement among the Parties with respect to the claims held by the Participants. Nothing herein shall be deemed an admission of any kind.

26	Jurisdiction

The Commercial Court of Paris (Tribunal de commerce de Paris) shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement), provided that the Bankruptcy Court shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement with respect to the Cash Collateral Orders, the Chapter 11 Plan, any of the pleadings in respect of the Chapter 11 Cases and/or paragraph (a) of Clause 8.1 (Restrictions on Participating Bondholders) to the extent that it relates to the Senior Notes.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

EXECUTION VERSION

Schedule 1

The Obligors

Name of Obligor	Jurisdiction of incorporation	Registration number (or equivalent, if any)	Obligor capacity

CGG Holding B.V.	Netherlands	Trade register number 34314931	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

CGG Holding (US) Inc.	Delaware	4214483	Borrower under US RCF Credit Agreement and TLB Credit Agreement; Guarantor under French RCF Facility Agreement and Senior Notes

CGG Marine B.V.	Netherlands	Trade register number 34349332	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

CGG Services (US) Inc.	Delaware	0807452	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

Viking Maritime Inc.	Delaware	3374834	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

Alitheia Resources Inc.	Delaware	3822770	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

CGG Land (U.S.) Inc.	Delaware	2731242	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

CGG Marine Resources Norge AS	Norway	980 464 989	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

Sercel, Inc.	Oklahoma	1900502517	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

57

Name of Obligor	Jurisdiction of incorporation	Registration number (or equivalent, if any)	Obligor capacity
Sercel-GRC Corp.	Oklahoma	1912329139	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

CGG Canada Services Ltd.	Canada	208641803	Guarantor under Senior Notes

Sercel Australia PTY Ltd.	Australia	ACN 107 312 041	Guarantor under Senior Notes

CGG Holding I (UK) Limited	England	09883009	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

Sercel Canada Ltd.	Canada	512684	Guarantor under Senior Notes

CGG Holding II (UK) Limited	England	09881926	Guarantor under French RCF Facility Agreement, US RCF Credit Agreement, TLB Credit Agreement and Senior Notes

Schedule 2

Chapter 11 Companies

Company Name

Alitheia Resources Inc.

CGG Canada Services Ltd.

CGG Holding (U.S.) Inc.

CGG Holding B.V.

CGG Holding I (UK) Ltd.

CGG Holding II (UK) Ltd.

CGG Land (U.S.) Inc.

CGG Marine B.V.

CGG Marine Resources Norge AS

CGG Services (U.S.) Inc.

Sercel Canada Ltd.

Sercel Inc.

Sercel-GRC Corp.

Viking Maritime Inc.

Schedule 3

The Committees

PART A: AD HOC SECURED LENDER COMMITTEE

Ad Hoc Secured Lender Committee Member	Notice Details
Makuria Investment Management (UK) LLP	30 Charles II Street London SW1Y 4AE

Goldman Sachs International 133 Fleet Street London, UK	133 Fleet Street London, UK EC4A 2BB
EC4A 2BB Attention: European Special Situations Group	Attention: European Special Situations Group

Sculptor Investments S.à.r.l	6D route de Trèves L-2633 Senningerberg Luxembourg

PART B: AD HOC SENIOR NOTEHOLDER COMMITTEE

Ad Hoc Senior Noteholder Committee Member	Notice Details
Alden Global Capital, LLC	Alden Global Capital, LLC 885 Third Avenue, 34th Floor New York, NY 10022 United States of America Attn: Chief Legal Officer Email: notices@aldenglobal.com
Tel: 212-888-5500

Attestor Capital LLP	Attestor Capital LLP
20 Balderton Street
London W1K 6TL
United Kingdom
Attn: Operations team / Isobelle
White
Email: ops@attestorcapital.com
Tel: +44 20 7074 9610
Fax: +44 20 7074 9611

Aurelius Capital Management, LP	Aurelius Capital Management, LP
535 Madison Avenue, 22nd Floor
New York, NY 10022

Ad Hoc Senior Noteholder Committee Member	Notice Details
United States of America
Attn: Legal
Email: jrubin@aurelius-
capital.com ; dtiomkin@aurelius-capital.com
Tel: 646-445-6590

Boussard & Gavaudan Asset Management,	Boussard & Gavaudan Asset Management,
LP	LP
One Vine Street
London W1J 0AH
United Kingdom
Attn: Compliance and Legal
Email: BG.legal@bgam-fr.com
Tel: +44 20 3751 5400
Fax: +44 20 7287 5746
Contrarian Capital Management, L.L.C.	Contrarian Capital Management, L.L.C.
solely in its representative capacity as	411 West Putnam Avenue
advisor to each of:	Greenwich, CT 06830
Contrarian Capital Fund I, L.P.	Attn: Josh Weisser ; Jeff Bauer
Contrarian Dome du Gouter Master Fund,	Email: jweisser@contrariancapital.com ;
LP	jeffbauer@contrariancapital.com
Contrarian Centre Street Partnership, L.P.	Tel: 203-832-8278
Contrarian Opportunity Fund, L.P.	Fax: 203-629-1977
Contrarian Capital Senior Secured, L.P.
Contrarian Emerging Markets, L.P.
Contrarian EM SIF Master L.P.
Boston Patriot Summer St LLC

Third Point LLC	Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
United States of America
Attn: Operations
Email: operations@thirdpoint.com
Tel: 212-715-3488

PART C: THE AD HOC CONVERT HOLDER COMMITTEE

Ad Hoc Convert Holder Committee	Notice Details

Schedule 4

Form of Accession Letter

To:	(1) CGG S.A. as the Company

(2)	Lucid Issuer Services Limited as Calculation Agent

From:	[Proposed Participating Secured Lender /Participating Bondholder]

Dated:

Dear Sirs

CGG S.A. - Lock-Up Agreement

dated [        ] (the “Agreement”)

1	We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2

[Proposed Participating Secured Lender/ Participating Bondholder] hereby agrees to be bound by the terms of the Agreement as a [Participating French RCF Lender/Participating US RCF Lender/Participating TLB Lender/ Participating Senior Noteholder/ Participating Convert Holder] and (with respect to the Placement Period (as defined in the SN Private Placement Agreement) only) confirms (if it is a Participating Senior Noteholder) by checking the appropriate box in the right-hand column that EITHER:

Check (Ö) appropriate box
OPTION A

It agrees to accede to the Agreement in accordance with this Accession Letter but does not wish to enter into the SN Private Placement Agreement

OR

OPTION B

It agrees to accede to the Agreement in accordance with this Accession Letter and agrees to enter into the SN Private Placement Agreement. (A copy of the Joinder Agreement (as defined in the SN Private Placement Agreement must be enclosed) if the SN Private Placement has been signed by the Compay).

[EITHER]

3	[Proposed Participating Secured Lender’s/ Participating Bondholder’s] Locked-Up Debt is as follows:

[Proposed Participating Secured Lender]/ [Proposed Participating Bondholder]	Type of Locked-Up Debt	[Principal amount of Locked-Up Secured Debt]/ [Amount of Locked-Up Bond Debt]
[Locked-Up French RCF
Debt/ Locked-Up US RCF
Debt/ Locked-Up TLB Debt/
Locked-Up Senior Note Debt/
Locked-Up Convertible Bond
Debt]

[OR]

4	[Proposed Participating Secured Lender/ Participating Bondholder] has acquired the following [Locked-Up Secured Debt]/[Locked-Up Bond Debt] from [details of transferor Participant]:

[Proposed Participating Secured Lender]/ [Proposed Participating Bond holder]	Type of Locked-Up Debt	[Principal amount of Locked-Up Secured Debt]/ [Amount of Locked-Up Bond Debt] [Backstop Commitment and Backstop Percentage and/or Subscription Commitment and Backstop Percentage]
[Locked-Up French RCF
Debt/ Locked-Up US RCF
Debt/ Locked-Up TLB Debt/
Locked-Up Senior Note Debt/
Locked-Up Convertible Bond
Debt]

5	[DELETE IF NOT APPLICABLE] [[Senior Noteholder] has entered into the Private Participation Agreement on or around the date of this Accession Letter.]

6	[Proposed Participating Secured Lender’s/ Participating Bondholder’s] administrative details are as follows:

Address:

Fax	No:

Attention:

7	This Accession Letter is governed by French law.

[Proposed Participating Secured Lender/ Participating Bondholder or investment manager on behalf of such party]

By:

Schedule 5

Form of Sub-Participant’s Letter

To:	(1) CGG S.A. as the Company

(2)	Lucid Issuer Services Limited as Calculation Agent

From:	[Proposed Sub-Participant]

Dated:

Dear Sirs

CGG S.A. - Lock-Up Agreement

dated [        ] (the “Agreement”)

1

We refer to the Agreement. This is a Sub-Participant’s Letter. Terms defined in the Agreement have the same meaning in this Sub-Participant’s Letter unless given a different meaning in this Sub-Participant’s Letter.

2	[Proposed Sub-Participant] agrees to exercise all of its rights in respect of Locked-Up Secured Debt as if it was a Participating Secured Lender.

3	[Proposed Sub-Participant’s] sub-participation in the Locked-Up Debt is as follows:

Participating Secured Lender / Particpating	Principal amount of locked-Up Secured Debt
Bondholder	/ Locked-Up Bond Debt

4	[Proposed Sub-Participant’s] administrative details are as follows:

Address:

Fax No:

Attention:

5	This Sub-Participant’s Letter is governed by French law.

[Proposed Sub-Participant or investment manager on behalf of such party]

By:

Schedule 6

Term Sheet

THIS TERM SHEET IS NOT AN OFFER OR THE SOLICITATION OF AN OFFER WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER WILL ONLY BE MADE IN COMPLIANCE WITH ALL APPLICABLE SECURITIES LAWS.

THIS TERM SHEET IS BEING PROVIDED AS PART OF A COMPREHENSIVE COMPROMISE AND SETTLEMENT, EACH ELEMENT OF WHICH IS CONSIDERATION FOR THE OTHER ELEMENTS AND AN INTEGRAL ASPECT OF THE PROPOSED TRANSACTION.

CGG S.A.

PROPOSED HIGH-LEVEL TERMS FOR BALANCE SHEET RESTRUCTURING

Definitions and transaction summary

Part A: Definitions and construction

Accrued Convertible Bond Interest Payment:	means the payment in cash by the Company of the EUR equivalent of an amount of USD5 million of accrued and unpaid interest in respect of the Convertible Bonds.

Accrued Interest Payments:	means the Accrued Convertible Bond Interest Payment and the Accrued Senior Note Interest Payment.

Accrued Senior Note Interest Payment:	means the payment by way of New SN Interest Second Lien Notes of an amount of up to USD86 million of accrued and unpaid interest in respect of the Senior Notes.

Ad Hoc Secured Lender Committee:	shall have the meaning ascribed to it in the Debt Lock-up Agreement.

Ad Hoc Senior Noteholder Committee:	shall have the meaning ascribed to it in the Debt Lock-up Agreement.

Backstop Issue:	means the issuance of Backstop Warrants to be implemented pursuant to Step 10 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Backstop Warrants:	means the Warrants to be issued pursuant to Step 10 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Business Day:	means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Luxembourg, Paris and New York.

Commitment Period:

shall mean a period of ten calendar days that will start two business days after the issuance by the supervising judge of an order authorising the entering into of the private placement under the SN Private Placement Agreement, provided that the SN Private Placement Agreement has been signed by the Company, the private placement agent named therein, and all the members of the Ad Hoc Senior Noteholder Committee as at the date of the Debt Lock-up Agreement, and during which accession to the SN Private Placement Agreement is opened.

Company:	means CGG S.A.

Company Debt:	(i) Convertible Bonds; (ii) Senior Notes; and (iii) Secured Debt.

Convert Holder:	means the holders of the Convertible Bonds.

Convertible Bond Claim:	means the amount in principal (in EUR) together with accrued and unpaid interest under the Convertible Bonds as of the Reference Date

Convertible Bond Equitization:	means the equitization of the Convertible Bonds pursuant to Step 4 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Convertible Bonds:

(i)     EUR325,165,550 1.75% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer; and

(ii)    EUR34,935,569 1.25% obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes with the Company as issuer.

Coordination Issue:	means the issuance of Warrants to be implemented pursuant to Step 9 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Coordination Warrants:	means the Warrants to be issued pursuant to Step 9 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Debt Lock-up Agreement:

means the lock-up agreement dated the date hereof between the Company, the companies named in Schedule 1 thereto, the Calculation Agent (as defined therein) and certain entities as Participating Secured Lenders and Participating Bondholders (as those terms are defined therein) to which this Term Sheet is attached.

Eligible Senior Note Holders:	shall have the meaning ascribed to it in the SN Private Placement Agreement.

Excluded Guarantors:	shall have the meaning given to it in paragraph 15 of Appendix 2 (Summary of terms of New First Lien Secured Notes).

French RCF:	means the USD325,000,000 Revolving Credit Facility dated 31 July 2013 with the Company as borrower (as amended, supplemented and/or restated from time to time, most recently on 4 February 2016).

Group:	means the Company and its subsidiaries.

Historical Shareholders:	mean all the holders of Shares entitled to receive the preferential subscription rights relating to the Rights Issue.

Holding US:	means CGG Holding (U.S.) Inc.

Long-Stop Date:	means the latest date on which the Restructuring Effective Date shall occur, which is 28 February 2018 or as otherwise extended in accordance with the Debt Lock-up agreement.

New First Lien Secured Notes:	means the New First Lien Secured Notes issued to the holders of the Secured Debt in exchange for their debt claims, as set out in Appendix 2 (Summary of terms of New First Lien Secured Notes).

New Money:	means USD375 million gross cash proceeds of the Second Lien Notes Issue plus the EUR equivalent of USD125 million of the Rights Issue.

New SN Interest Second Lien Notes	means the New SN Interest Second Lien Notes issued to Senior Noteholders pursuant to Step 8 of the Restructuring as described in Part B (Summary of the Restructuring) below

Outstanding Amount:	shall have the meaning given to it in paragraph 7 of Appendix 2 (Summary of terms of New First Lien Secured Notes).

Permitted Junior Debt Refinancing:	shall have the meaning given to it in paragraph 8 of Appendix 2 (Summary of terms of New First Lien Secured Notes).

Reference Date:	means the last day of the subscription period of the Rights Issue as it may be amended.

Restructuring:	means the balance sheet restructuring transactions of the Company and its subsidiaries contemplated in this term sheet.

Restructuring Effective Date:	shall have the meaning given to it in the Debt Lock-up Agreement.

Restructuring Equity Steps:	mean Step 2 to Step 10 (other than Step 6) of the Restructuring as described in Part B (Summary of the Restructuring) below.

Restructuring Steps:

mean the Share Capital Reduction, the Restructuring Equity Steps as well as the exchange of the Secured Debt for New First Lien Secured Notes in accordance with Step 6 of the Restructuring as described in Part B (Summary of the Restructuring) below and Appendix 2 (Summary of terms of New First Lien Secured Notes).

Restructuring Support Agreement:

means any restructuring support agreement between the Company, and certain shareholder(s) of the Company signed or to be signed with the Company to which this Term Sheet is or will be attached and pursuant to which such shareholder(s) support(s) the Restructuring.

Rights Issue:

means the rights issue with preferential subscription rights in favour of Historical Shareholders (augmentation de capital avec maintien du droit préférentiel de souscription) by way of issuance of new Shares with Warrants #2 (bons de souscription d’actions) pursuant to Step 3 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Rollover Fee:	shall have the meaning given to it in paragraph 18 of Appendix 2 (Summary of terms of New First Lien Secured Notes).

Second Lien Notes:

mean the second lien notes, the subscribers of which will be allocated Warrants #3 as described in Step 7 of the Restructuring as described in Part B (Summary of the Restructuring) below and Appendix 1.

Second Lien Note Issue:	means the issuance of Second Lien Notes to be implemented pursuant to Step 7 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Secured Debt:	means the French RCF, the US RCF and the TLB.

Secured Lenders:	mean the Company Debt holders under: (i) French RCF; (ii) TLB; and (iii) US RCF.

Senior Note Claim:	means the amount in principal together with accrued and unpaid interest under the Senior Notes as of the Reference Date.

Senior Note Equitization:	means the equitization of the Senior Notes pursuant to Step 5 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Senior Noteholders:	means the holders of the Senior Notes.

Senior Notes:

(i)     EUR400,000,000 5.875% guaranteed Senior Notes due 2020 with the Company as issuer (the “2020 Senior Notes”);

(ii)    USD675,625,000 6.5% guaranteed Senior Notes due 2021 with the Company as issuer (the “2021 Senior Notes”); and

(iii)  USD419,636,000 6.875% guaranteed Senior Notes due 2022 with the Company as issuer (the “2022 Senior Notes”).

Shares:

mean ordinary shares in the capital of the Company.

(As of 31 May 2017, the issued share capital of the Company was €17,706,519.2 divided into 22,133,149 ordinary shares, with a nominal value of €0.8.)

SN Private Placement Agreement:	shall have the meaning ascribed to it in the Debt Lock-up Agreement.

SN Private Placement Percentage:	shall have the meaning ascribed to Private Placement Percentage in the SN Private Placement Agreement.

Termed Out French RCF Lender:	shall have the meaning given to it in paragraph 2 of Appendix 2 (Summary of terms of New First Lien Secured Notes).

TLB:	means the USD500,000,000 US Term Loan B dated November 19, 2015 with Holding US as borrower (as amended, supplemented and/or restated from time to time).

Upfront Pay Down:	shall have the meaning given to it in paragraph 19 of Appendix 2 (Summary of terms of New First Lien Secured Notes).

US RCF:	means the USD165,000,000 Revolving Credit Facility dated July 15, 2013 with Holding US as borrower (as amended, supplemented and/or restated from time to time, most recently on 10 January 2016).

Warrants:	mean Share warrants (bons de souscription d’actions) giving the right to subscribe to newly issued Shares.

Warrants #1:

means Warrants (bons de souscription d’actions) granted for free to Historical Shareholders giving the right to subscribe to newly issued Shares pursuant to Step 2 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Warrants #2:

means Warrants (bons de souscription d’actions) issued with new Shares with respect to the Rights Issue pursuant to Step 3 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Warrants #3:	means Warrants (bons de souscription d’actions) issued with new Second Lien Notes pursuant to Step 7 of the Restructuring as described in Part B (Summary of the Restructuring) below.

Currency conversions: Save where indicated to the contrary in this term sheet, any USD amount that is required to be converted into a EUR amount will be converted using the Reuters USD/EUR exchange rate applicable as at midday (CET) on the date of the judgment opening the safeguard in respect of the Company.

Chapter 11 and safeguard plan: note that the chapter 11 plan (if any) relating to certain Company Subsidiaries and the safeguard plan relating to the Company shall contain such other provisions as are customary for restructuring transactions of this type, including, without limitation, provisions respecting releases, exculpation, discharge, avoidance action retention, jurisdiction retention and assumption and rejection of executory contracts, where applicable to the chapter 11 plan and the safeguard plan, respectively.

Part B: Summary of the Restructuring

Description of the Restructuring Equity Steps
1. Reduction in the share capital of the Company

The Company will implement a share capital reduction not justified by losses (non motivée par des pertes) by way of reduction of the nominal value of the Shares from EUR 0.80 to EUR 0.01, the difference between the previous and the new amount of the share capital being booked as unavailable reserves (réserves indisponibles).

2. Grant of free Warrants (bons de souscription d’actions) to Historical Shareholders	The Company will grant Warrants #1 with the following main terms and conditions: (a) Issuer: the Company;

(b) Instruments: Warrants (bons de souscription d’actions);

(c) Issue price: Warrants #1 are allocated for free;

(d) Beneficiaries: Historical Shareholders;

(e) Quantity: each Share existing on the record date for the allocation of Warrants #1 shall receive 1 Warrant #1;

Description of the Restructuring Equity Steps
(f) Exercise ratio: 3 Warrants #1 shall give the right to subscribe to 4 new Shares;

(g) Strike price: EUR equivalent of USD 3.5 per new Share;

(h) Strike price payment: in cash only (i.e. not by way of set-off of claims);

(i) Exercise period: 4-year period starting on the Restructuring Effective Date;

Other main terms and conditions: see paragraph 14 below.

3. Rights issue with preferential subscription rights in favour of Historical Shareholders (augmentation de capital avec maintien du droit préférentiel de souscription) by way of issuance of new Shares with Warrants (bons de souscription d’actions)

The Company will implement the Rights Issue, with Warrants #2 (i) attached and detached after issuance or (ii) issued simultaneously but not attached, at the election of the Company:

(a)    Issuer: the Company;

(b)    Instruments: Shares with Warrants;

(c)    Amount (including share premium): EUR equivalent of USD125 million (before exercise of Warrants #2);

(d)    Issue price per Share (including share premium): EUR equivalent of USD 1.75 (irrespective of trading price of the Shares);

(e)    Beneficiaries: Historical Shareholders as holder of preferential subscription rights (as well as transferees of preferential subscription rights) which may subscribe during 1 to 2 week-subscription period, as decided by the Company:

(i) on a pro rata basis (à titre irréductible), and

(ii) with over subscription (à titre réductible);

(f) Backstop:

(i)     DNCA undertakes to fund in cash the amount of the Rights Issue which has not been subscribed on a pro rata basis (souscription à titre irréductible) and on an over subscription basis (souscription à titre réductible), up to an amount of EUR equivalent of USD80 million. No later than 21 days prior to the date of the Company’s shareholders’ general meeting called to approve the resolutions relating to the Restructuring Equity Steps and the share capital reduction, the Company, at its election, may propose to, and agree with one or more significant shareholders to backstop all or part of the Rights Issue in cash not already backstopped by DNCA, provided that they enter into the Restructuring Support Agreement. The Rights

Description of the Restructuring Equity Steps

Issue amount not backstopped in cash will be backstopped by the Senior Noteholders by way of set off against their Senior Note Claims on a pro rata basis;

(ii)    Backstop fee: 10% cash of the Rights Issue amount backstopped in cash (i.e. EUR equivalent of USD8 million of backstop fee in cash with respect to DNCA) whether or not the backstop is called, provided that the relevant backstop undertaking(s) is(are) in place. The amount of the backstop fee will be paid to these parties who provide the backstop in cash on a pro rata to the backstop basis. For the avoidance of doubt, there will be no backstop fee in the event the Restructuring Effective Date does not occur. No backstop fee will be paid to Senior Noteholders providing their backstop by way of set-off of their Senior Note Claims;

(g)    Payment of subscription price: in cash only (i.e. not by way of set-off of claims), except for the subscription that would occur by way of set off of Senior Note Claims if Senior Noteholders are required to backstop and such backstop is triggered;

(h) Warrants #2

(i) Quantity: each new Share issued pursuant to the Rights Issue shall carry one Warrant #2;

(ii) Exercise ratio: 3 Warrants #2 give the right to subscribe to 2 new Shares; (iii) Strike price: EUR equivalent of USD 4.5 per new Share;

(iv) Strike price payment: in cash only (i.e. not by way of set-off of claims);

(v) Exercise period: 5-year period starting on the Restructuring Effective Date;

(vi) Other main terms and conditions: see paragraph 14 below.

(i) Public offer: the Rights Issue will be opened to the public in France only and in private placements outside of France;

(j)     Use of proceeds of the Rights Issue and the Second Lien Note Issue: the cash proceeds (net of backstop and commitment costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue) used as follows:

Description of the Restructuring Equity Steps

(i)     first, for the financing of the Group’s corporate and financial needs (including the repayment of any DIP facility on the Restructuring Effective Date if such DIP facility has been drawn during the chapter 11 proceedings, payment of the Accrued Convertible Bond Interest Payment on the Restructuring Effective Date, and payment of costs and fees in connection with the Restructuring, other than backstop costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue) up to USD250 million;

(ii) second, to pay down Secured Lenders in accordance with Appendix 2, the amount of the pay-down to Secured Lenders being limited to the maximum aggregate amount of USD150 million; and

(iii)  the remainder (if any) for Group’s corporate and financial needs (including the costs and fees in connection with the Restructuring, other than backstop costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue).

4. Convertible Bond Equitization through a reserved share capital increase (augmentation de capital avec suppression du droit préférentiel desouscription en faveur d’une catégorie de personnes)

The Convertible Bond Claim (reduced as described below) with respect to the Convertible Bonds shall be equitized through a reserved share capital increase of the Company:

(a) Issuer: the Company;

(b) Instruments: Shares;

(c) Amount (including share premium): Convertible Bond Claim reduced by the amount of the Accrued Convertible Bond Interest Payment;

(d) Issue price per Share (including share premium): EUR equivalent of USD 11.5 (irrespective of trading price of the Shares);

(e) Beneficiaries: Convert Holders on the Reference Date;

(f) Payment of subscription price: by way of partial set off against the required portion of the Convertible Bond Claim (as described above), which will become due and payable (créances certaines, liquides et exigibles) on the date of the completion of the Convertible Bond Equitization, for the sole purposes of such completion;

Description of the Restructuring Equity Steps
(g) The Convertible Bonds will cease to accrue interest as from the Reference Date.

5. Senior Note Equitization through a reserved share capital increase (augmentation de capital avec suppression du droit préférentiel de souscriptionen faveur d’une catégorie de personnes)

The Senior Notes Claim (reduced as described below) shall be equitized through a reserved share capital increase of the Company:

(a)    Issuer: the Company;

(b)    Instruments: Shares;

(c)    Amount (including share premium): Senior Note Claim, reduced by (i) any amount used to subscribe for the Rights Issue pursuant to the Senior Noteholders’ backstop undertaking thereof and (ii) the amount of the Accrued Senior Note Interest Payment;

(d)    Issue price per Share (including share premium): EUR equivalent of USD 3.5 (irrespective of trading price of the Shares);

(e) Beneficiaries: Senior Noteholders on the Reference Date;

(f)     Payment of subscription price: by way of partial set off against the required portion of Senior Note Claim (as described above), which will become due and payable (créances certaines, liquides et exigibles) on the date of the completion of the Senior Note Equitization, for the sole purposes of such completion;

(g) The Senior Notes will cease to accrue interest as from the Reference Date.

6. Exchange of Secured Debt

Principal amount of Secured Debt exchanged into New First Lien Secured Notes as set out in accordance with Appendix 2 (Summary of terms of New First Lien Secured Notes) (unless the Secured Debt has been fully repaid in cash at the option of the Company prior to the issue of the New First Lien Secured Notes), provided that all other accrued and unpaid interest, fees, expenses and other amounts due to the Secured Lenders shall be repaid in cash on the Restructuring Effective Date.

7. Second Lien Note Issue

The Company will issue Second Lien Notes for an amount in cash (or, to the extent applicable, by way of set off as described below) of USD375 million (including a tranche of up to USD100 million denominated in EUR depending on the demand for subscription in EUR). Warrants #3 will be allocated to each subscriber of the Second Lien Notes pro rata to the principal amount of the Second Lien Notes so subscribed:

a) Issuer: the Company;

b) Instrument: bonds, it being understood that Warrants #3 will be allocated to each subscriber of such bonds pro rata to the principal amount of the Second Lien Notes so subscribed;

c) Amount:

a) Tranche 1: USD375 million less Tranche 2;

b) Tranche 2: EUR equivalent of up to USD100 million, depending on the demand for subscription in EUR;

As regards Tranche 2, the EUR amount will be calculated using the exchange rate described in Appendix 1 (Summary Second Lien Notes and New SN Interest Second Lien Notes terms and conditions).

d)      Issue Price: Par

e) Denominations:

a) Tranche 1: Minimum denominations of USD200,000 and multiples of USD1,000 in excess; b) Tranche 2: Minimum denominations of EUR100,000 and multiples of EUR1,000 in excess; f) Rate:

a) Tranche 1: floating LIBOR (subject to a floor of 1%) + 4% cash + 8.5% PIK;

b) Tranche 2: floating EURIBOR (subject to a floor of 1%) + 4% cash + 8.5% PIK;

g)      Beneficiaries: allocation of the Second Lien Notes will be made by way of a private placement open to all Eligible Senior Noteholders during the Commitment Period, in accordance with, and subject to, the terms and conditions of the SN Private Placement Agreement. Eligible Senior Noteholders will be allowed to subscribe to the Second Lien Notes if, during the Commitment Period, they have (x) executed an Accession Letter (as defined in the Debt Lock-up Agreement) to the Debt Lock-up Agreement and a Joinder Agreement (as defined in the SN Private Placement Agreement) to the SN Private Placement Agreement and (y) agreed to subscribe in cash to the Second Lien Notes, in accordance with, and subject to, the terms and conditions of the SN Private Placement Agreement.

         Subject to the backstop provisions below and other terms and conditions of the SN Private Placement Agreement, the principal amount of Second Lien Notes that may be subscribed by each Eligible Senior Noteholder can only be the exact pro rata amount, calculated as follows: USD 375 million multiplied by the SN Private Placement Percentage (subject to rounding down) (provided that it exceeds the minimum amount set forth below). Each Eligible Senior Noteholder may elect to subscribe to Tranche 1 and/or Tranche 2, subject to the size limits of Tranche 2 set out above and in accordance with, and subject to, the terms and conditions of the SN Private Placement Agreement. In the event that subscriptions of the euro-denominated Tranche 2 exceed its size limits, priority will be given to holders of the 2020 Senior Notes.

         The minimum principal amount that may be subscribed by an Eligible Senior Noteholder under Tranche 1 Senior Notes is USD200,000 (with multiples of USD1,000 in excess), provided that all the other conditions required under the SN Private Placement Agreement are met. The minimum principal amount for a subscription of Tranche 2 Senior Notes by an Eligible Senior Noteholder is

         EUR100,000 (with multiples of EUR1,000 in excess), provided that all the other conditions required under the SN Private Placement Agreement are met. Any amount not subscribed by Eligible Senior Noteholders will be subscribed in full by backstoppers.

h)      Commitment fee: 7% of the amounts that the beneficiaries have accepted to commit to subscribe to Second Lien Notes as described above paid by the Company to such beneficiaries on the date of settlement of the Second Lien Notes, at its election, in cash or by way of set-off of the amount to be paid for the purposes of the subscription of the Second Lien Notes. For the avoidance of doubt, there will be no commitment fee paid in the event the Second Lien Notes Issue is not settled;

i)       Backstop: Tranche 1 and Tranche 2 backstopped by Ad Hoc Senior Noteholder Committee members, in accordance with the SN Private Placement Agreement in exchange for a backstop fee of 3% of the USD 375 million (paid by the Company on the date of settlement of the Second Lien Notes in cash or by way of set-off of the amount to be paid for the purposes of the subscription of the Second Lien Notes at the election of the Company) plus Backstop Warrants. For the avoidance of doubt, there will be no backstop fee paid in the event the Second Lien Notes Issue is not settled;

j)       Second Lien Notes Subscription Payment: in cash only (i.e. not by way of set-off of claims) other than (x) by way of set-off, at the election of both the Company and the relevant Eligible Senior Noteholder(s), against any DIP facility provided by such Eligible Senior Noteholder(s), and (y) in respect of the commitment and backstop fees, as described in paragraphs (h) and (i) above;

k) Warrants #3:

a) Number of new Shares to which Warrants #3 give right to subscribe: All the Warrants #3 shall in aggregate give the right to subscribe to 16% of the share capital of the Company after dilution resulting from the Rights Issue, the Convertible Bond Equitization, the Senior Notes Equitization, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and the exercise of the Warrants #3 but prior to the exercise of Warrants #1 and Warrants #2;

b) The Warrants #3 will be allocated pro rata to the principal amount of the Second Lien Notes, whether in Tranche 1 or Tranche 2 (if feasible, the Company may elect to attach the Warrants # 3 to the Second Lien Notes);

c) Strike price: EUR 0.01;

d) Strike price payment: in cash only (i.e. not by way of set-off of claims);

e) Exercise period: 6-month period starting on the Restructuring Effective Date; f) Other main terms and conditions: see paragraph 14 below.

l)       Use of proceeds of the Rights Issue and the Second Lien Note Issue: the cash proceeds (net of backstop and commitment costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue) used as follows:

Description of the Restructuring Equity Steps

a) first, for the financing of the Group’s corporate and financial needs (including the repayment of any DIP facility on the Restructuring Effective Date if such DIP facility has been drawn during the chapter 11 proceedings, payment of the Accrued Convertible Bond Interest Payment on the Restructuring Effective Date, and payment of costs and fees in connection with the Restructuring, other than backstop costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue) up to USD250 million;

b) second, to pay down Secured Lenders in accordance with Appendix 2, the amount of the pay-down to Secured Lenders being limited to the maximum aggregate amount of USD150 million; and

c) the remainder (if any) for Group’s corporate and financial needs (including the costs and fees in connection with the Restructuring, other than backstop costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue).

m) Detailed terms of the Second Lien Notes are set out in Appendix 1.

8. New SN Interest Second Lien Notes

In relation to the Accrued Senior Note Interest Payment, each Senior Noteholder is offered the option to either: (i) subscribe for New SN Interest Second Lien Notes as set out below, or (ii) retain its claim in respect of its Accrued Senior Note Interest Payment, amended as follows:

(a) maturity extended by 10 years:

(b) rescheduling of payments as follows:

(i) 1% p.a. in Y1 to Y2;

(ii) 5% p.a. in Y3 to Y9; and

(iii) 63% in Y10;

(c) existing guarantee package released (in the chapter 11 proceedings);

(d) for the avoidance of doubt, does not benefit from the security and guarantee package granted in respect of the Second Lien Notes.

The Company will issue New SN Interest Second Lien Notes for a maximum total amount of USD86 million, as Accrued Senior Note Interest Payment, to be subscribed by way of set-off of claims by the Senior Noteholders with a portion of their Senior Notes Claim on a pro rata basis as described below:

(a) Issuer: the Company;

(b) Instrument: bonds;

(c) Amount: up to USD86 million;

Description of the Restructuring Equity Steps

(d)    Beneficiaries: allocation to those Senior Noteholders who accept to receive such New SN Interest Second Lien Notes, on a pro rata basis to their interest claim in respect of the relevant series of Senior Notes (in minimum denominations of USD200,000 and multiples of USD1,000 in excess thereof), based on the unpaid interest accrued on such series as at 31 October 2017 (an illustrative calculation of the pro rata split of the Accrued Senior Note Interest Payment is set forth in Schedule 2 to this Term Sheet);

(e) Second Lien Notes Subscription Payment: by way of set-off of claims only;

(f)     Other terms and conditions of the New SN Interest Second Lien Notes: identical to the Second Lien Notes save that no Warrants #3 allocated to the beneficiaries of the New SN Interest Second Lien Notes, no commitment fee and no backstop fee. The New SN Interest Second Lien Notes are expected to be a separate series from, and not fungible with, the Second Lien Notes. The Company will use its best efforts to provide for the fungibility of the Second Lien Notes with the New SN Interest Second Lien Notes if reasonably possible in the light of applicable restrictions (including those related to US tax laws and rules) and without deviating from the terms of the instruments set out in this Term Sheet. Receipt of the New SN Interest Second Lien Notes may be subject to applicable securities law restrictions.

9. Coordination Issue	As compensation for their global coordinator role in the context of the Restructuring, members of the Ad Hoc Senior Noteholder Committee will receive free Coordination Warrants:

(a) Issuer: the Company;

(b) Instruments: Warrants (bons de souscription d’actions);

(c) Issue price: Coordination Warrants are allocated for free;

(d) Beneficiaries: members of the Ad Hoc Senior Noteholder Committee on the date hereof;

(e)    Allocation: The percentage of share capital of the Company attributed to each member of the Ad Hoc Senior Noteholder Committee pursuant to the Coordination Warrants will be calculated as (a) 1% of the share capital of the Company multiplied by (b) the lower of such member’s Holdings on (i) 1 June 2017 multiplied by 100% and (ii) the Success Date multiplied by 150%, divided by (c) the aggregate Holdings of the Ad Hoc Senior Noteholder Committee on 1 June 2017.

Description of the Restructuring Equity Steps

         “Holdings” for the purposes of the preceding paragraph will include the aggregate principal amount of Senior Notes held by such member or its affiliates listed in the Debt Lock-up Agreement as members of the Ad Hoc Senior Noteholder Committee on the relevant date. Coordination Warrants not allocated as a result of the foregoing calculation shall be deemed null and void.

         “Success Date” shall mean the date upon which Participating Senior Noteholders (as defined in the Debt Lock-up Agreement) holding at least 66 2⁄3% of the aggregate principal amount of the Senior Note Debt (as defined in the Debt Lock-up Agreement) and accrued and unpaid interest up to the date of the judgment of the French court opening the Safeguard have acceded to the Debt Lock-up Agreement. The Company or Lucid will calculate the percentage of Participating Senior Noteholders on each date until such time as the 66 2⁄3% threshold is met, and make available such tabulations to the public no later than 10:00 AM Paris time on any subsequent business day.

The percentage Holdings of each member of the Ad Hoc Senior Noteholder Committee as at 1 June 2017 are set out below:

Alden Global Capital, LLC	14.9978%

Attestor Capital LLP	14.6096%

Aurelius Capital Management, LP	15.2479%

Boussard & Gavaudan Asset Management, LP	21.5151%

Contrarian Capital Management, L.L.C.	20.4085%

Third Point LLC	13.2212%

(f)     Exercise ratio: All Coordination Warrants shall give the right to subscribe in aggregate for 1% of the share capital of the Company after dilution resulting from the Rights Issue, the Convertible Bond Equitization, the Senior Notes Equitization, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and exercise of the Warrants #3, but prior to the exercise of Warrants #1 and Warrants #2;

Description of the Restructuring Equity Steps
(g) Strike price: EUR 0.01;

(h) Strike price payment: in cash only (i.e. not by way of set-off of claims);

(i) Exercise period: 6-month period starting on the Restructuring Effective Date;

(j) Other main terms and conditions: see paragraph 14 below;

(k) For the avoidance of doubt, no member of the Ad Hoc Senior Noteholder Committee will receive any Coordination Warrants unless the Restructuring Effective Date occurs.

It is acknowledged that the Company and the Ad Hoc Senior Noteholder Committee as of the date hereof acting unanimously may decide to procure the delivery of Coordination Warrants or underlying shares through alternative means (excluding any cash payment).

10. Backstop Issue

As partial compensation for backstop services for the Second Lien Notes Issue (other than, for the avoidance of doubt, in respect of the SN Interest Second Lien Notes), members of the Ad Hoc Senior Noteholder Committee will receive Backstop Warrants:

(a) Issuer: the Company;

(b) Instruments: Warrants (bons de souscription d’actions);

(c) Issue price: Backstop Warrants are allocated for free;

(d) Beneficiaries: members of the Ad Hoc Senior Noteholder Committee as of the date hereof or their transferees as authorised under the SN Private Placement Agreement;

(e)    Allocation: each beneficiary will be allocated its Backstop Percentage (as defined in the SN Private Placement Agreement) of the total number of Backstop Warrants as set forth in the SN Private Placement Agreement;

(f)     Exercise ratio: All Backstop Warrants shall give the right to subscribe in aggregate 1.5% of the share capital of the Company after dilution resulting from the Rights Issue, the Convertible Bond Equitization, the Senior Notes Equitization, the exercise of the Coordination Warrants, the exercise of the Backstop Warrants and exercise of the Warrants #3, but prior to the exercise of Warrants #1 and Warrants #2;

(g) Strike price: EUR 0.01;

Description of the Restructuring Equity Steps
(h) Strike price payment: in cash only (i.e. not by way of set-off of claims);

(i) Exercise period: 6-month period starting on the Restructuring Effective Date;

(j) Other main terms and conditions: see paragraph 14 below;

(k) For the avoidance of doubt, no member of the Ad Hoc Senior Noteholder Committee will receive such Backstop Warrants unless the Restructuring Effective Date occurs.

It is acknowledged that the Company and the above-mentioned beneficiaries acting unanimously may decide to procure the delivery of Backstop Warrants or underlying shares through alternative means (excluding any cash payment).

11. Accrued Interest Payments

The Accrued Convertible Bond Interest Payment with respect to the relevant Convertible Bonds shall be made in cash in EUR on the Restructuring Effective Date at the latest, to the Convert Holders as of the Reference Date.

The Accrued Convertible Bond Interest Payment will be paid to those Convert Holders pro rata to their interest claim in respect of the relevant series of Convertible Bonds based on the unpaid interest accrued on such series as at 31 October 2017.

To the extent Senior Noteholders have elected to receive New SN Interest Second Lien Notes in settlement of the Accrued Senior Note Interest Payment, the Accrued Senior Note Interest Payment with respect to the relevant Senior Notes shall be made as described in Step 8 above.

For the avoidance of doubt, such Accrued Interest Payments shall not be made unless the Restructuring Effective Date occurs.

12. Secured Debt Paydown	Partially paid in cash up to an amount of USD150 million out of the net cash proceeds of the New Money post fees in relation to such issuances as described in Steps 3 and 7.

13. Common terms of the Restructuring

New Shares issued as part of the Restructuring Equity Steps (including new Shares to be issued upon exercise of Warrants) shall be fully assimilated to existing Shares as from issuance (jouissance courante); either in registered or bearer form and shall be listed on the regulated market of Euronext in Paris and will be freely tradable.

14. Common terms applicable to Warrants issued in the context of the Restructuring

(a)    Anti-dilution adjustments:

a)      Transactions described in articles L.228-98 and L.228-101 of the French Commercial Code can be carried out without the prior authorization of any of the holders of the Warrants;

Description of the Restructuring Equity Steps
b) Standard anti-dilution adjustments of the exercise ratios provided for by the French Commercial Code (no additional contractual protections);

c)      For the avoidance of doubt, exercise ratio of the Warrants shall not be adjusted as a result of the Restructuring Equity Steps as the terms and conditions thereof already take into account such issuances;

(b)    Suspension of the exercise of the Warrants: the Company will have the possibility to suspend the exercise of the Warrants for a maximum period of 3 months or any other period provided for by applicable regulation in the case of increase in the share capital, merger, spin off or issuance of new shares or securities, or financial transactions conferring preferential subscription rights or reserving a priority subscription period for shareholders.

(c)    Purchases: the Company will have the possibility to carry out purchases (on market / off market) or launch a public tender or exchange offer in respect of Warrants #1 and Warrants #2, and if listed Warrants #3, Coordination Warrants and Backstop Warrants. If the Warrants #3, Coordination Warrants and/or Backstop Warrants are not listed, the Company will have the possibility to carry out purchases of such Warrants (directly or through offer to all holders). For the avoidance of doubt, the Company may not impose on the holders the sale or redemption of their Warrants;

(d)    Listing: Warrants #1 and Warrants #2 will be listed on the regulated market of Euronext in Paris and will be freely tradable. Coordination Warrants, Backstop Warrants and/or Warrants #3 will not be listed on any regulated or non-regulated market except, at the election of the Company, if useful to facilitate the settlement and delivery transactions; Coordination Warrants, Backstop Warrants and/or Warrants #3 will be freely tradable;

(e) Governing law: Warrants #1, #2, #3, Coordination Warrants and Backstop Warrants shall be governed by French law;

(f) Other terms and conditions: in accordance with French market practice.

15. Authority to proceed to issuances	(a) the Share Capital Reduction will be decided by the Company shareholders’ general meeting;

Description of the Restructuring Equity Steps

(b)    the authority to decide and implement (délégation de competence) the Restructuring Equity Steps will be delegated by the Company shareholders’ general meeting (to the extent the authorization of the shareholders’ general meeting is required by law) to the board of directors (with authority to subdelegate to the chief executive officer (directeur général)).

The implementation of each of the Restructuring Equity Steps shall be conditional upon the due authorisation by the shareholders (to the extent the authorization of the shareholders’ general meeting is required by law) of all the other Restructuring Equity Steps and the Share Capital Reduction, failing which no Restructuring Step may be implemented.

16. Determination of numbers of each securities to be issued, rounding and fractional Shares/ Settlement and delivery

The definitive number of Shares to be allocated under the Convertible Bond Equitization and the Senior Note Equitization pursuant to the provisions of this Term Sheet will be determined based on the actual Convertible Bond Claim and the Senior Note Claim as of the Reference Date reduced in each case by the respective amounts of the Accrued Interest Payments.

The exact number of securities to be issued pursuant to the provisions of this Part B (Summary of the Restructuring), the related size of each issuance, and with respect to Warrants #1, Warrants #2 and Warrants #3, Coordination Warrants, Backstop Warrants, the number of Shares to which they give access, may be adjusted by the Company to take into account (i) rounding issues, in particular in respect of the preferential subscription rights of the Rights Issue, (ii) application of the necessary currency conversions, (iii) fractional shares issues and/or (iv) other technical issues.

No fractional securities will be allocated to the beneficiaries of the various issuances of the Restructuring Equity Steps (including among others, Convert Holders and the Senior Noteholders as a result of the Convertible Bond Equitization and the Senior Note Equitization or the backstop of the Rights Issue, as applicable), therefore the number of the relevant kind of securities to be allocated to each beneficiary will be rounded down to the nearest round number.

As from the Reference Date, Convert Holders and Senior Note Holders shall not be allowed to transfer any of the Senior Notes or Convertible Bonds they hold to anyone.

Convert Holders and Senior Noteholders will provide the appropriate information (including evidence of their holdings), representations, signed documents, and take the appropriate steps (including among others transferring into an existing Euroclear/Clearstream securities account) requested by the Company, acting reasonably, for the purposes of carrying out

Description of the Restructuring Equity Steps

the settlement and delivery of the securities referred to in this Term Sheet. Should they fail to do so in a timely manner, they will not be allocated the relevant securities on the relevant settlement and delivery date but at a later stage, if and when the appropriate conditions are met.

17. Calculation example

Schedule 1 to this Term Sheet sets forth an illustrative example of the equity allocation (in number of shares and percentage) as of the Restructuring Effective Date (on a diluted and non-diluted basis), assuming full take-up and no take-up of the Rights Issue, on the basis of the amount of debt (inclusive of accrued but unpaid interest) under the Convertible Bonds and the Senior Notes to be outstanding as of 31 October 2017. This date shall not be construed as giving any indication as to the date on which any of the Restructuring Equity Steps will be completed, as they can be completed until the Long-Stop Date (included).

18. Timing

The Share Capital Reduction and all the Restructuring Equity Steps shall occur in the sequence described in this Term Sheet. The Company may elect to have all or part of the securities issuances under the Restructuring Equity Steps be settled and delivered on the same date or on different dates, within a maximum period of six weeks from the Reference Date.

19. Selling restrictions

The securities to be issued as a result of the Restructuring Equity Steps under Steps 2 to 5 and 8 will be offered to the public in France only and in private placements to eligible investors in the EEA and in the US (or to the public in the US in reliance on Section 1145 of the Bankruptcy Code, if available). The securities to be issued as a result of the Restructuring Equity Steps under Step 7 will be offered as part of a private placement to eligible investors as described in the SN Private Placement Agreement. The securities to be issued as a result of the Restructuring Equity Steps under Steps 9 and 10 will be offered to the members of the Ad Hoc Senior Noteholder Committee only, who must be qualified investors within the meaning of French laws and regulations and eligible investors in the US.

20. Governance

The structure and composition of the Company’s board of directors after completion of the Restructuring will be determined in consultation with DNCA and the members of the Ad Hoc Senior Noteholder Committee who will have become and remain shareholders of the Company. Such proposed structure and composition of the board shall comply with the AFEP-MEDEF Code and be implemented as soon as practicable, but in any case no longer than 3 months after completion of the Restructuring.

Part C: Miscellaneous

1. Conditions precedent to the completion of Restructuring	Full list of conditions precedent to be agreed but to include at least the following:

(a)

Obtaining a fairness opinion from an independent financial expert (expert indépendant) appointed by the Company confirming that the Restructuring Equity Steps are fair from a financial perspective in accordance with the AMF General Regulation.

(b)

Approval by the Company’s shareholders of the resolutions necessary to implement the Share Capital Reduction and the Restructuring Equity Steps, in accordance with applicable majority (to the extent the authorization of the shareholders’ general meeting is required by law).

(c)

Evidence that the Chapter 11 Debtors have made an application to the Bankruptcy Court requesting an Order, on terms and conditions acceptable to the Ad Hoc Senior Noteholder Committee, approving the Chapter 11 Debtors’ entry into the provisions relating to the payment of advisors’ fees and indemnification provisions under the SN Private Placement Agreement;

	(d)	Authorization of the SN Private Placement Agreement by the supervisory judge in the context of the safeguard proceedings;

(e)

Obtaining all prior governmental authorizations and/or clearances as may be required for the Company to implement the Restructuring (including from stock market authorities such as the visa of the AMF on the prospectus(es)) and final waiver (i.e. in the absence of challenge ten days after the publication of the waiver or after any decision of the Paris court of appeals in the case of a challenge of the waiver within the ten day deadline (if any)) from the AMF to launch a mandatory tender offer if needed (at the discretion of the Ad Hoc Senior Noteholder Committee).

(f)

Sanctioning of the Safeguard Plan (as defined in the Debt Lock-up Agreement) by the Commercial Court of Paris or the sanctioning of a reorganisation plan in redressement judiciaire in respect of the Company, provided such reorganisation plan is in form and substance consistent with the terms provided herein and with the Debt Lock-up Agreement, which orders shall be unstayed.

(g)

Entry of (i) the Chapter 11 confirmation order, such order being consistent with the terms provided herein and (ii) the Chapter 15 enforcement order of the safeguard plan sanctioning ruling, which orders shall be unstayed.

2. Long-Stop Date	The Restructuring Effective Date shall occur on or prior to 28 February 2018 or as otherwise extended in accordance with the Debt Lock-Up Agreement and Restructuring Support Agreement.

EXECUTION VERSION

Appendix 1: Summary Second Lien Notes and New SN Interest Second Lien Notes terms and conditions

A.	Issuer	The Company

B.	Instruments

Bond with Warrants #3 allocated to each subscriber of such bonds (other than New SN Interest Second Lien Notes) (for terms and conditions of the Warrants, refer to Step 7 of Part B (Summary of the Restructuring) above)

C.	Amount

USD375 million of Second Lien Notes (including a tranche of up to USD100 million denominated in EUR depending on the demand for subscription in EUR), plus up to USD86 million of New SN Interest Second Lien Notes

D.	Currency

Tranche 1 USD (USD375 million less the amount of Tranche 2 of Second Lien Notes)

Tranche 2 EUR (EUR equivalent of up to USD 100 million, depending on the demand for subscription in EUR)

As regards Tranche 2, the EUR amount will be calculated using the Reuters USD/EUR exchange rate applicable as at midday (CET) on the second Business Day prior to the Reference Date.

The New SN Interest Second Lien Notes are expected to be a separate series from, and not fungible with, the Second Lien Notes.

E.	Maturity	6 years after the Restructuring Effective Date

F.	Repayment	Bullet repayment at maturity

G.	Coupon

USD Second Lien Notes: cash coupon of floating LIBOR (subject to a floor of 1%) plus 4% per annum, payable quarterly and PIK of 8.5% per annum capitalised quarterly.

EUR Second Lien Notes: cash coupon of floating EURIBOR (subject to a floor of 1%) plus 4% per annum, payable quarterly and PIK of 8.5% per annum capitalised quarterly.

Coupon to be paid on a quarterly basis commencing on the date that falls three months after the Restructuring Effective Date or capitalised (as applicable) on a quarterly basis.

Principal amount: the initial principal amount of the Second Lien Notes and New SN Interest Second Lien Notes will accrue to the extent of the capitalized PIK interest on a quarterly basis (the “Second Lien Notes Principal Amount”).

H.	Redemption

Voluntarily redeemable by the Issuer on the following basis (expressed as a percentage of the Second Lien Notes Principal Amount at any relevant redemption date):

(a) Within the first year after issuance, at 120%;

(b) Between the first and second year after issuance, at 120%;

(c) Between the second and third year after issuance, at 112.5%;

(d) After the third year, at 100%.

No mandatory redemption provisions save for:

(i)     Change of Control (same definition as in existing TLB Credit Agreement, provided that (A) threshold for voting shares set at 50%, and (B) it will be clarified in paragraph (c) of the definition that ‘any person, or persons acting in concert’ shall not include “Permitted Shareholders”, being the members of the Ad Hoc Senior Noteholder Committee) to be a put at 101%; and

(ii)    asset sales covenant, with same reinvestment/asset sale offer mechanics as existing Senior Notes (which, for avoidance of doubt, shall permit repayment/reinvestment in the New First Lien Secured Notes).

I.	Covenants

Incurrence based covenants only, which shall be consistent with the types of covenants set forth in the 2022
Senior Notes (with levels of baskets to be mutually agreed and incurrence of USD200 million additional flex for new senior secured financing).

J.	Events Default of	Customary events of default based on those set out in the 2022 Senior Notes indenture and in any event no more restrictive than those in the New First Lien Secured Notes.

K.	Information Undertakings	Identical to New First Lien Secured Notes.

L.	Security package

Obligations of the Company with a ‘silent second lien’ on all of the US and French collateral granted to the
New First Lien Secured Notes (and collateral granted to the New First Lien Secured Notes in other jurisdictions if legally feasible to have ‘silent second lien’ under local laws).

The Second Lien Notes and New SN Interest Second Lien Notes will have no additional security than the security granted to the New First Lien Secured Notes as at the Restructuring Effective Date (and as may be
supplemented thereafter to the extent permitted under the finance documents, subject to corporate benefit and other legal limitations).

M.	Guarantee package	Subject to any restrictions under applicable law, the same guarantee package as the existing Senior Notes, save that no guarantees shall be provided by the following group companies:

(i) CGG Marine Resources Norge AS;

(ii) CGG Holding UK I;

(iii) CGG Holding UK II;

(iv) Sercel Inc;

(v) Sercel GRC;

(vi) Sercel Australia;

(vii) Sercel Canada;

(viii) CGG Canada Services Ltd.

It is intended that the group of Obligors in respect of the Second Lien Notes, the New SN Interest Second Lien Notes and the New First Lien Secured Notes will be the same on the Restructuring Effective Date and thereafter as may be supplemented to the extent permitted under the finance documents, subject to corporate benefit and other legal limitations.

N.	Intercreditor Agreement

A new New York law intercreditor agreement with respect to the Second Lien Notes and New SN Interest Second Lien Notes to be entered into based on intercreditor principles set forth in Appendix 4 (Intercreditor principles).

O.	Listing	Same as Senior Notes.

P.	Documentation	Indenture consistent with the 2022 Senior Notes indenture.

Q.	Governing law	New York law.

R.	Selling restrictions

Private placement to institutional investors, including in the US and France; no public offering in any jurisdiction. Distribution of the New SN Interest Second Lien Notes to the public in the US if Section 1145 of the Bankruptcy Code is available.

Appendix 2: Summary of terms of New First Lien Secured Notes

A.	Issuer:	All New First Lien Secured Notes will be issued by Holding US

B.	Conversion of French RCF, US RCF and TLB into New First Lien Secured Notes:

In relation to the French RCF, each French RCF Lender is offered the option to either: (i) convert its debt claims into the New First Lien Secured Notes in accordance with this Appendix 2, or (ii) remain a French RCF Lender (a “Termed Out French RCF Lender”) pursuant to the terms of the French RCF, amended as follows:

(a) maturity extended by 10 years;

(b) rescheduling of principal and interest payments as follows:

(i) 1% p.a. in Y1 to Y2;

(ii) 5% p.a. in Y3 to Y9: and

(iii) 63% in Y10;

(c) existing security and guarantee package released;

(d) benefits from the security and guarantee package granted in respect of the New First Lien Secured Notes (on a pari passu basis).

Termed Out French RCF Lenders will not be entitled to receive any portion of the Upfront Pay Down.

The USD amount of the debt claims in respect of the current EUR drawings under the French RCF will be calculated using the Reuters EUR/USD exchange rate applicable as at midday (CET) five business days prior to the exchange of the French RCF into New First Lien Secured Notes.

In relation to the US RCF and the TLB, exchange into New First Lien Secured Notes in accordance with this Appendix 2.

C.	Amount:

The New First Lien Secured Notes will be issued to the lenders in respect of the Secured Debt on a pari passu and pro rata basis in the principal amount that reflects the aggregate principal amount, subject to the Rollover Fee and repayment from the New Money, each as detailed below. Any accrued and unpaid interest as at the Restructuring Effective Date in respect of the Secured Debt shall be repaid in cash on such date.

D.	Currency:	USD

E.	Maturity:	5 years after the Restructuring Effective Date.

F.	Repayment	Bullet repayment on maturity.

G.	Coupon:

The cash coupon shall be (i) floating LIBOR (subject to a floor of 1%) plus 6.50% per annum and (ii) a grid in respect of additional PIK interest determined based on the aggregate principal amount outstanding under the New First Lien Secured

Notes immediately following the Restructuring Effective Date after taking into account the pay down to be effected pursuant to paragraph 19 of this Appendix 2 (the “Outstanding Amount”) in accordance with the following linear ratchet:

(a) 2.50% per annum PIK if the Outstanding Amount is greater than or equal to USD700 million;

(b) between 1.25% and 2.5% per annum PIK if the Outstanding Amount is equal to or greater than USD600 million but less than USD700 million; and

(c) between 0% and 1.25% per annum PIK if the Outstanding Amount is equal to or greater than USD500 million but less than USD600 million.

No PIK interest if the Outstanding Amount is less than USD500 million.

Coupon to be paid or capitalised (as applicable) on a quarterly basis, commencing on the date that falls 3 months after the Restructuring Effective Date.

H.	Redemption:	(a) Optional redemption by the Issuer:

(i)     from the Restructuring Effective Date up to the date that falls 6 months after the Restructuring Effective Date: New First Lien Secured Notes are fully (but not partially) redeemable at par without any fee (for the avoidance of doubt, any redemption after the date that falls 3 months after the Restructuring Effective Date up to the date that falls 6 months after the Restructuring Effective Date shall include the PIK in respect of the 3% Rollover Fee, as detailed below);

(i)     from the date that falls 6 months and 1 day after the Restructuring Effective Date to the date that falls 36 months after the Restructuring Effective Date: New First Lien Secured Notes are not redeemable without payment of a customary make whole fee; and

(ii) from the date that falls 36 months and 1 day after the Restructuring Effective Date onwards: New First Lien Secured Notes are fully or partially redeemable at par without any fee.

(b) Mandatory redemption at par on the same terms as the mandatory prepayment provisions in the US RCF Credit Agreement, save that:

(iii)  Change of Control (same definition as in the existing TLB Credit Agreement, provided that (A) threshold for voting shares set at 50%, and (B) it will be clarified in paragraph (c) of the definition that ‘any person, or persons acting in concert’ shall not include “Permitted Shareholders”, being the members of the Ad Hoc Senior Noteholder Committee) to be a put at 101% (for the avoidance of doubt, if following the Change of Control the Issuer exercises instead the call provisions set out above during the non-call period, then the non-call make whole payment will apply);

(iv) mandatory redemption from the proceeds of junior debt (and not, for the avoidance of doubt, any other debt), other than a Permitted Junior Debt Refinancing; and

(v)    undertaking regarding disposals to be agreed and provided that as an alternative to majority lender consent, further disposals will be permitted provided that there will be a requirement for the Issuer to use the proceeds therefrom to offer to repay the New First Lien Secured Notes at par (for the avoidance of doubt with no non call premium) and (at the option of the Issuer) any other Secured Financial Debt (as defined below) at par on a pro rata basis (in each case provided that to the extent the holder(s) of such debt elect not to accept such offer, the Issuer shall be entitled to retain the proceeds), in each case within 60 days of receipt thereof, if such proceeds have not been used to optionally redeem the New First Lien Secured Notes.

Any mandatory redemptions (including as a result of an acceleration of the New First Lien Secured Notes, whether by operation of law or otherwise) shall be treated as an optional redemption for the purposes of the Rollover Fee.

Any mandatory redemption:

(a) described in paragraph (ii) above, or

(b) as a result of an acceleration of the New First Lien Secured Notes, whether by operation of law or otherwise,

shall be treated as an optional redemption for the purposes of any make whole premium; provided that the make whole premium payable as a result of an acceleration of the New First Lien Secured Notes shall be capped at an amount no greater than 10% of the aggregate principal amount (including, for the avoidance of doubt any interest accreted as PIK interest) of the New First Lien Secured Notes then outstanding, except that no such cap shall apply in connection with an acceleration of the

New First Lien Secured Notes resulting from (x) a voluntary or intentional breach of the terms of the New First Lien Secured Notes or their indenture with the purpose of avoiding the payment of such make whole premium or (y) for failing to pay the make whole premium when due following any election to redeem the New First Lien Secured Notes pursuant to the optional redemption provisions described above. For the avoidance of doubt, the make whole premium shall not become due and payable as a result of an acceleration that occurs on or before the six month anniversary of the Restructuring Effective Date or after the three year anniversary of the Restructuring Effective Date.

“Permitted Junior Debt Refinancing” means a financing of the Group (i) with a cash coupon payable in an amount no higher per annum than that in respect of the Second Lien Notes, (ii) maturing not earlier than the Second Lien Notes and not having amortization or mandatory redemption rights greater than those in respect of the Second Lien Notes, (iii) which does not benefit from a better security or guarantee package than the Second Lien Notes, and (iv) the proceeds of which are applied to refinance the Second Lien Notes (or any refinancing debt thereof).

No excess cashflow sweep.

C.	Covenants:

No maintenance covenants with the exception of a minimum liquidity covenant (to be tested on the last day of each quarter) requiring that cash and cash equivalents (as determined under IFRS) must be at least USD185 million (or its equivalent in other currencies) as at each quarter date.

Incurrence-based covenants only, based substantially on the negative covenants and related definitions in the US RCF. The parties acknowledge that the negative covenants in the US RCF will be conformed to reflect terms suitable for senior secured notes, and amended to reflect the terms hereof.

D.	Information undertakings:

(a)    Within the time periods specified in the SEC’s rules and regulations and no later than 120 days after the end of each fiscal year (or if such day is not a Business Day, the first Business Day thereafter), all annual financial and other information with respect to the Company and its subsidiaries that would be required to be contained in a filing with the SEC on Form 20-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report thereon by the Company’s certified independent accountants.

(b)    Unaudited consolidated financial statements for the relevant financial quarter within 60 days of the end of the first and third quarter of each fiscal year (and within 75 days of the end of the second quarter of each fiscal year).

(c)    A compliance certificate with each set of financial statements referred to in paragraphs (a) and (b) above, containing the confirmations currently set out in Section 5.02 of the existing TLB Credit Agreement. The financial statements shall comply with Section 5.03 of the existing TLB Credit Agreement.

(d)    For so long as any New First Lien Secured Notes remain outstanding and during any period during which the Company is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) under the Exchange Act, the Company and the Guarantors shall furnish to the holders of the New First Lien Secured Notes and prospective purchasers of the New First Lien Secured Notes upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(e) For so long as the New First Lien Secured Notes are listed on the Luxembourg Stock Exchange, the Company shall comply with the information requirements of the Luxembourg Stock Exchange.

E.	Covenants:	Permitted baskets to be mutually agreed.

F.	Events of Default:	Customary events of default based on those set out in the 2022 Senior Notes, amended as necessary to reflect the terms hereof (including the minimum liquidity covenant).

G.	Pari passu secured debt	Ability to issue/borrow additional pari passu secured debt in an aggregate principal amount not to exceed USD200 million, subject to the following conditions:

(a)    the maximum aggregate amount of pari passu secured debt plus the aggregate principal outstanding indebtedness in respect of the New First Lien Secured Notes from time to time (together the “Secured Financial Debt”) shall not exceed USD900 million at any time;

(b) absence of a default or event of default on a pro forma basis;

(c) an interest coverage ratio (to be mutually defined) of at least 3x on a pro forma basis, as certified by the CEO or the CFO;

(d)    a first lien leverage ratio (which shall be defined as the ratio of (i) consolidated first lien indebtedness of the Company and its subsidiaries (which, for the avoidance of doubt, shall include any lease or hire purchase contract, a liability under which would, in accordance with the accounting principles, be treated as a balance sheet liability (other than a lease or hire purchase contract which would, in accordance with the accounting principles in force on the date hereof, have been treated as an operating lease)) to (ii) trailing four-quarter Consolidated EBITDA of the Company and its subsidiaries) not to exceed 2.5x on a pro forma basis, as certified by the CEO or the CFO;

(e)    if the aggregate amount of the Secured Financial Debt exceeds USD800 million at any time, an amount of additional collateral with fair market value equal to or exceeding 1.5x the principal amount of the portion of the Secured Financial Debt that exceeds USD800 million must be pledged in favour of the Secured Financial Debt (for the avoidance of doubt, in addition and incremental to any existing collateral in favour of the Secured Financial Debt) at the time that such additional pari passu secured debt is incurred after giving effect to such incurrence on a pro forma basis, as certified by the CEO or the CFO;

(f) the permitted pari passu secured debt shall share no greater than rateably in any prepayments of the Secured Financial Debt, provided that this shall not prevent the refinancing of any tranche;

(g)    the permitted pari passu secured debt shall have no better security or guarantee package than any Secured Financial Debt (and be subject to customary intercreditor arrangements with any Secured Financial Debt and junior debt (including the Second Lien Notes));

(h)    the maturity date of any permitted pari passu debt (subject to an exception for one revolving credit facility providing availability no greater than USD100m (the “USD100m Revolver”)) shall be no earlier than the latest maturity of any existing Secured Financial Debt;

(i)     the weighted average life to maturity of pari passu debt (subject to an exception for the USD100m Revolver a revolving credit facility with a principal amount of up to USD100m) shall be no shorter than the weighted average life to maturity of any existing Secured Financial Debt; and

(j)     such pari passu secured debt shall not contain any restrictions on making payments on, or distributing cash within the group to pay, the New First Lien Secured Notes, except mirroring the limitation to pro rata prepayment provisions in the New First Lien Secured Notes.

Holders of the New First Lien Secured Notes to have a right of first refusal to provide pari passu secured debt if the all-in yield (as defined in Appendix 5 (Right of first refusal mechanics)) applicable to such pari passu secured debt exceeds the all-in yield of the New First Lien Secured Notes.

In addition, if any pari passu secured debt includes any of the following terms, such will also be granted to holders of the New First Lien Secured Notes:

amortization, mandatory redemption, sinking funds; and

a more creditor-friendly cross-default trigger.

Right of first refusal mechanics to be (in summary) as set forth in Appendix 5 (Right of first refusal mechanics).

H.	Junior Debt	Ability to issue/borrow additional junior debt subject to the following conditions:

(a) absence of a default or event of default on a pro forma basis;

(b) an interest coverage ratio (to be mutually defined) of at least 3x on a pro forma basis, as certified by the CEO or CFO; and

(c)    a total leverage ratio (which shall be defined as the ratio of (i) consolidated total indebtedness of the Company and its subsidiaries (which, for the avoidance of doubt, shall include any lease or hire purchase contract, a liability under which would, in accordance with the accounting principles, be treated as a balance sheet liability (other than a lease or hire purchase contract which would, in accordance with the accounting principles in force on the date hereof, have been treated as an operating lease)) to (ii) trailing four-quarter Consolidated EBITDA of the Company and its subsidiaries) not to exceed 4x on a pro forma basis, as certified by the CEO or CFO;

(d)    an all-in yield payable in an amount no higher per annum than that payable in respect of the Second Lien Notes (with the all-in yield calculated in a manner consistent with the all-in yield calculation in Appendix 5 (Right of first refusal mechanics) for pari passu secured debt);

(e) a maturity not earlier than 91 days after the latest maturity of any existing Secured Financial Debt;

(f) no amortization and no better security or guarantee package than any Secured Financial Debt; and

(g) to the extent secured, such junior debt shall be subject to a junior lien intercreditor agreement with respect to any existing Secured Financial Debt.

I.	Security package:

Same as the existing security package in respect of the Secured Debt, save for (i) a release of the security granted by the Excluded Guarantors (as defined below), (ii) a release of security over streamers and other marine equipment granted by CGG Marine BV, (iii) pledges of the shares of CGG Marine Resources Norge AS and, to the extent owned by obligors, shares of Excluded Guarantors, (iv) account control agreements shall be required with respect to bank accounts and securities accounts (other than in respect of (A) payroll accounts and withholding tax accounts, (B) escrow, fiduciary and trust accounts to the extent held for other persons and (C) accounts below a threshold to be agreed) in the United States of obligors located in the United States or any state or territory thereof and (v) short form intellectual property security agreements shall be required to be filed with the U.S. Copyright Office or U.S. Patent & Trademark Office with respect to copyrights, patents and trademarks, as applicable, in each case which are registered in the U.S., of obligors.

Negative pledge on unencumbered assets, subject to permitted security.

J.	Guarantee package:	Same as the existing guarantee package in respect of the Secured Debt, save that the following group companies will not be guarantors (together the “Excluded Guarantors”):

(i) CGG Marine Resources Norge AS;

(i) CGG Holding UK I;

(ii) CGG Holding UK II;

(iii) Sercel Inc;

(iv) Sercel GRC.

Limitations to be agreed on the ability of Excluded Guarantors to raise external financial indebtedness and to grant security and other limitations as may be agreed, in each case with customary ordinary course of business exceptions.

K.	Intercreditor arrangements:

A new New York law intercreditor agreement with respect to the Second Lien Notes and the New SN Interest Second Lien Notes to be entered into based on the intercreditor principles set forth in Appendix 4 (Intercreditor Principles).

L.	Rollover fee

If the New First Lien Secured Notes have not been refinanced in full on or before the date that falls 3 months after the Restructuring Effective Date, a PIK fee capitalised on the date that falls 3 months after the Restructuring Effective Date in the amount that represents 3% of the principal amount of the New First Lien Secured Notes issued on or before the Restructuring Effective Date, after taking into account any upfront pay down (as detailed below) (the “Rollover Fee”).

M.	Upfront pay down

The cash proceeds of the Rights Issue and the Second Lien Note Issue (net of backstop and commitment costs and fees and other fees related to the Rights Issue and the Second Lien Note Issue) in excess of USD250 million shall be applied to pay down the Secured Debt (on a pro rata and pari passu basis) on the Restructuring Effective Date, up to the maximum principal aggregate amount of USD150 million (such pay down of the Secured Debt being the “Upfront Pay Down”).

For the avoidance of doubt, Termed Out French RCF Lenders will not be entitled to receive any portion of the Upfront Pay Down.

N.	Listing, Registration:	New First Lien Secured Notes to be listed on the Euro MTF of the Luxembourg Stock Exchange.

O.	Full implementation date:	The Restructuring Effective Date.

P.	Documentation:

Single indenture in respect of the New First Lien Secured Notes consistent with the 2022 Senior Notes indenture, except that the incurrence covenants (including in respect of asset sales) and related definitions will be substantially based on the negative covenants and related definitions in the US RCF (although the parties acknowledge that they need to be conformed to reflect terms suitable for senior secured notes) and as described herein, together with customary collateral documents and collateral agency agreement.

Q.	Amendments and waivers:	To be adapted to customary standards for high yield bonds but in any event to include the consent of each holder affected for amendment of money terms.

R.	Governing law	New York

Appendix 4: Intercreditor Principles

1.

Priority & Scope. Liens securing the senior debt shall be senior in all respects to the liens securing the subordinated debt notwithstanding time, manner or order of creation or perfection of any lien, any conflicting provision of law or defect or deficiency in, or non- perfection of, any lien. The subordinated creditors shall not contest the validity, enforceability, perfection or priority of any liens securing the senior debt. No liens shall be granted to the subordinated creditors unless a prior lien shall have been granted to the senior lenders. Subject to the lien priorities set forth herein, collateral securing the subordinated debt shall be substantially the same as the collateral securing the senior debt in the United States, France and each other jurisdiction where an intercreditor agreement can be obtained that effectively puts the senior debt in the same or better positions as they would be with respect to assets owned by obligors organized in the United States or any state or province thereof.

2.

Lien Enforcement Standstill. There shall be a customary 180-day standstill on lien enforcement actions by the subordinated creditors prior to payment in full in cash of the senior debt. Without limiting the foregoing or any debt subordination terms, any collateral or proceeds of collateral received by subordinated creditors in violation of the subordination agreement shall be turned over to the agent for the senior lenders.

3.

Lien Releases. The subordinated creditors shall, in connection with any disposition of collateral (i) permitted under senior debt documents as in effect on the closing date or as amended in a manner not inconsistent with the terms of the subordination agreement, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, consent to said sale and terminate and release their liens on, and guarantees with respect to, the collateral subject to such collateral sale (but not release or waive any default or event of default otherwise existing under the subordinated debt documents or arising under the subordinated debt documents as a result of such sale), provided that the liens attach to the proceeds in the priority set forth in the subordination agreement.

4.

Management of Collateral. Prior to the payment in full in cash of the senior debt, the senior lenders shall have the exclusive right (as between the senior lenders and the subordinated creditors) to manage, perform and enforce the terms of the senior loan documents with respect to the collateral, to exercise and enforce all privileges and rights thereunder according to their sole discretion and the exercise of their sole business judgment, including the exclusive right to adjust and settle insurance proceeds and condemnation awards, to take or retake control or possession of the collateral and to hold, prepare for sale, process, dispose of, or liquidate the collateral and to incur expenses in connection with such disposition and to exercise all the rights and remedies of a secured lender under the UCC. Subordinated creditors shall issue customary waivers of marshaling, appraisal, valuation and similar rights.

5.	Bankruptcy Issues:

(i)

Subordinated creditors will not object to cash collateral usage consented to by the requisite senior lenders as long as (i) subordinated creditors are not required to release their liens unless the senior lenders release their liens and (ii) subordinated creditors may seek adequate protection in the form of replacement liens to the extent the senior lenders shall have been granted such liens, subject to the priorities set forth in the subordination agreement (and senior lenders shall consent to such adequate protection);

(ii)	Subordinated creditors will not object to DIP financing provided by an senior lender or consented to by the agent for the senior lenders;

(iii)

Subordinated creditors may not offer DIP financing, except that the Subordinated creditors may offer DIP financing if (i) none of the senior lenders provide DIP financing and (ii) any such DIP financing does not (A) provide for liens or claims that are senior or equal to the liens or adequate protection claims relating to the senior debt, (B) exceed 50% of the principal amount of subordinated debt, (C) require a specific plan of reorganization or the sale of assets prior to a default, (D) require payment in cash upon plan confirmation (but instead will provide for payment in any form having value equal to the amount of the DIP financing unless the senior debt is required to be first paid in full in cash), (E) prohibit the senior lenders from objecting to same or (F) have provisions that are otherwise inconsistent with terms of subordination agreement.

(iv)	Subordinated creditors will not object to relief from stay or adequate protection requested by the senior lenders;

(v)

Subordinated creditors will not request relief from the stay except and to the extent the senior lenders request and obtain relief from stay or except to the extent the subordinated creditors have provided the DIP financing in accordance with clause (c) above and are entitled to exercise such rights in accordance therewith (and proceeds of enforcement are first paid to the senior lenders);

(vi)

Subordinated creditors may not request adequate protection, except that the subordinated creditors may request adequate protection in the form of replacement liens and a super-priority claim if the senior lenders are granted replacement liens and a super-priority claim senior to any replacement liens and super-priority claim granted to subordinated creditors;

(vii)

Subordinated creditors waive the right to oppose a 363 sale that has been approved by the requisite senior lenders and shall consent to such sale, provided, that the liens attach to the proceeds in the priority set forth in the subordination agreement and provided that the motion to approve such sale does not seek to restrict the subordinated creditors from asserting their right to credit bid so long as such bid provides for the payment in full in cash of all senior debt at consummation of such sale;

(viii)	Subordinated creditors will not propose or vote for any plan that does not require the payment in full in cash of the senior lenders unless consented to by the requisite senior lenders;

(ix)

Subordinated creditors will (i) be entitled to retain reorganization securities, received in respect of any claim classified as an unsecured claim, that are subordinated to the reorganization securities provided to the senior lenders and otherwise do not permit any payment thereunder until payment in full of the senior debt and any replacement reorganization securities provided to the senior lenders and (ii) turn over to agent for the senior lenders, in payment of senior debt, such reorganization securities received in respect of any claim classified as a secured claim.

(x)

Such additional terms as are customary for transactions of this type, including with respect to mutual waiver of any claims under Sections 506(c), 552 and 1111(b) of the Bankruptcy Code and the accrual of post-petition interest under Section 506(b) of the Bankruptcy Code.

6.

Amendment Restrictions. To include (i) a cap on senior debt in an amount equal to the amount permitted under the junior debt indenture as in existence on the closing date (as such junior debt indenture may be amended, restated, supplemented or modified to increase (but not decrease) such amount), (ii) a cap on subordinated debt in an amount equal to the amount permitted under the senior debt indenture as in existence on the closing date (as such senior debt indenture may be amended, restated, supplemented or modified to increase (but not decrease) such amount), and (iii) a restriction on changes to subordinated debt payment dates.

7.

Anti-layering. Anti-layering provisions to be included to provide that, prior to the discharge in full of the Second Lien Notes, no debt shall be incurred to the extent that it would rank senior to the Second Lien Notes unless such ranking arises as a matter of law or such debt is subject to the terms of the Intercreditor Agreement.

Appendix 5: Right of first refusal mechanics

1.

Three business days prior to the launch of any debt syndication (which, for the avoidance of doubt, shall include a debt syndication pursuant to Rule 144A under the U.S. Securities Act of 1933) or placement using capacity to incur pari passu secured debt under the USD200M basket (“new debt”), the Company shall provide written notice to the trustee and holders of the New First Lien Secured Notes of its intention to hold meetings with potential debt investors and will invite holders of New First Lien Secured Notes to participate in the syndication or placement process by contacting the Company or its investment banking representative at an address specified in the notice; provided that in any placement where the Company has agreed with the financing providers to a pricing (as defined below) that does not exceed the all-in yield in respect of the New First Lien Secured Notes (a “direct placement”), such written notice shall not be required.

2.

At any time during the debt syndication or placement process in respect of the new debt (other than a direct placement), upon the request of any person that represents that it is a holder of New First Lien Secured Notes (a screen shot of the holder’s custodian account, a recently-dated letter from its custodian and/or proof of the custodian’s holding in the relevant clearing system shall constitute sufficient evidence for this purpose) and that its participation in such syndication or placement process will not be in violation of applicable securities laws, the Company shall promptly provide such person with any marketing or syndication materials used in the syndication or placement of the new debt to other potential investors, and invite such person to attend any roadshow or other marketing meetings held with senior management of the Company and other potential investors at reasonable times and locations.

3.

Prior to the signing of a definitive underwriting, purchase, or placement agreement, or definitive loan documentation, in respect of new debt (“pricing”), where the market-clearing price for such new debt represents an all-in yield (determined as described below, the “all-in yield”) that exceeds the all-in yield in respect of the New First Lien Secured Notes, the Company shall set the market-clearing price based on indications of interest from all potential investors (including holders of the New First Lien Secured Notes) and shall accept orders to subscribe for such new debt at such price from holders of the New First Lien Secured Notes in priority to other potential investors’ orders. Pricing of the new debt (other than a direct placement) shall occur no earlier than the third business day following launch of any syndication, or the fifth business day following launch of any private placement, in respect of the new debt.

4.

In determining the all-in yield of both the new debt and the New First Lien Secured Notes, (i) original issue discount, arrangement fees, underwriting fees, upfront fees or any other similar fees paid in connection with the new debt (based on a four-year life to maturity or lesser remaining life to maturity) shall be included and (ii) any interest rate floor applicable to the new debt and/or the New First Lien Secured Notes (as the case may be) on the date of pricing shall be equated to interest margin for determining the applicable all-in yield; provided that any original issue discount, arrangement, underwriting, upfront or any other similar fees (“fees”) payable in connection with the new debt shall be excluded from such determination to the extent such amounts are (x) paid as consideration for arranging or underwriting the syndication or placement of the new debt, and not paid as compensation for lending and (y) not shared generally with, or paid away to, other lenders. Any fees that are not excluded pursuant to clause (x) or (y) of the immediately preceding sentence shall be paid to holders of the New First Lien Secured Notes subscribing for the new debt on a pro rata basis to their subscription for the new debt at the same time and on the same terms as which such fees are paid to other lenders under the new debt.

5.

In the event that there is oversubscription from the holders of the New First Lien Secured Notes and a holder of the New First Lien Secured Notes elects to subscribe for an amount of new debt (other than a direct placement) that exceeds it pro rata holding, such holders’ subscription amount shall be scaled back to its pro rata holding (it being understood and agreed that any third parties shall be scaled back in full before there is any scale back to the holders of New First Lien Secured Notes).

Schedule 1: Illustrative example of the number of shares to be issued depending on the level of take up

	Initial	NM Injection		HYB & CB Equitisation		Penny Shares / Penny Warrants		Post Warrants 1		Post Warrants 1 & 2
		No Take-up	Full Take-up	No Take-up	Full Take-up	No Take-up	Full Take-up	No Take-up	Full Take-up	No Take-up	Full Take-up
HYB	0.0	71.4	0.0	468.6	432.9	587.5	559.9	587.5	559.9	635.1	559.9
of which new money (paper)		71.4	0.0	71.4	0.0	71.4	0.0	71.4	0.0	119.0	0.0
Convert. Bonds	0.0	0.0	0.0	32.9	32.9	32.9	32.9	32.9	32.9	32.9	32.9
Existing shareholders	22.1	22.1	93.6	22.1	93.6	22.1	93.6	51.6	123.1	51.6	170.7
of which from new money (cash)	0.0	0.0	71.4	0.0	71.4	0.0	71.4	0.0	71.4	0.0	119.0
of which from existing shares	22.1	22.1	22.1	22.1	22.1	22.1	22.1	51.6	51.6	51.6	51.6
Total	22.1	93.6	93.6	523.7	559.4	642.5	686.4	672.1	715.9	719.7	763.5
HYB	0.0%	76.3%	0.0%	89.5%	77.4%	91.4%	81.6%	87.4%	78.2%	88.3%	73.3%
of which new money (paper)	0.0%	76.3%	0.0%	13.6%	0.0%	11.1%	0.0%	10.6%	0.0%	16.5%	0.0%
Convert. Bonds	0.0%	0.0%	0.0%	6.3%	5.9%	5.1%	4.8%	4.9%	4.6%	4.6%	4.3%
Existing shareholders	100.0%	23.7%	100.0%	4.2%	16.7%	3.4%	13.6%	7.7%	17.2%	7.2%	22.4%
of which from new money (cash)	0.0%	0.0%	76.3%	0.0%	12.8%	0.0%	10.4%	0.0%	10.0%	0.0%	15.6%
of which from existing shares	100.0%	23.7%	23.7%	4.2%	4.0%	3.4%	3.2%	7.7%	7.2%	7.2%	6.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

27

Schedule 2: calculation of the pro rata split of the Accrued Senior Note Interest Payment

	Principal w/o Coupon			Principal (with Coupon)			Theoretical amounts	Reinstated coupon	To be converted
31/10/17	USD	EUR	Last Coupon	USD	EUR	Interest R.	USD	USD	USD
HYB	$1,515	€1,443		$1,601	€1,525	6.430%	$86.06	$86.00	$1,515
2021 HYB	$605	€576	01/12/16 LC	$641	€610	6.50%	$35.98	$35.96	$605
2021 HYB (ML)	$71	€67	20/01/17 LC	$74	€71	6.50%	$3.58	$3.57	$71
2022 HYB	$420	€400	15/01/17 LC	$442	€421	6.875%	$22.84	$22.83	$420
2020 HYB	$420	€400	15/11/16 LC	$444	€423	5.875%	$23.66	$23.65	$420
CB	$378	€360		$383	€365	1.70%	$5.32	$5.00	$378
2019 CB	$37	€35	02/01/17 LC	$37	€35	1.25%	$0.38	$0.36	$37
2020 CB	$341	€325	02/01/17 LC	$346	€330	1.75%	$4.94	$4.64	$342
TOTAL	$1,893	$1,803		$1,985	€1,890		$91.38	$91.0	$1,894

Schedule 7

Group Structure Chart

Schedule 8

Notice Details

The Company and Obligors

Entity	Notice Details

CGG S.A.

CGG Holding B.V. (formerly known as CGG Veritas Holding B.V.)

CGG Marine B.V. (formerly known as CGG Veritas Marine B.V.)

CGG Holding (US) Inc.

CGG Services (US) Inc.

Viking Maritime Inc.

Alitheia Resources Inc.

CGG Land (U.S.) Inc.

CGG Marine Resources Norge AS

Sercel, Inc.

Sercel-GRC Corp.

CGG Canada Services Ltd.

Sercel Australia PTY Ltd.

CGG Holding I (UK) Limited

Sercel Canada Ltd.

CGG Holding II (UK) Limited

Part B

Ad Hoc Secured Lender Committee Members

Ad Hoc Secured Lender Committee Member	Notice Details
Makuria Investment Management (UK) LLP	30 Charles II Street
London
SW1Y 4AE

Goldman Sachs International	133 Fleet Street
133 Fleet Street	London, UK
London, UK	EC4A 2BB
EC4A 2BB	Attention: European Special Situations
Attention: European Special Situations Group	Group

Sculptor Investments S.à.r.l
6D route de Trèves
L-2633 Senningerberg
Luxembourg

Part C

Ad Hoc Senior Noteholder Committee Members

Ad Hoc Senior Noteholder Committee Member	Notice Details
Alden Global Capital, LLC	Alden Global Capital, LLC
885 Third Avenue, 34th Floor
New York, NY 10022
United States of America
Attn: Chief Legal Officer
Email: notices@aldenglobal.com
Tel: 212-888-5500

Attestor Capital LLP	Attestor Capital LLP
20 Balderton Street
London W1K 6TL
United Kingdom
Attn: Operations team / Isobelle White
Email: ops@attestorcapital.com
Tel: +44 20 7074 9610
Fax: +44 20 7074 9611

Aurelius Capital Management, LP	Aurelius Capital Management, LP
535 Madison Avenue, 22nd Floor
New York, NY 10022
United States of America
Attn: Legal
Email: jrubin@aurelius-capital.com ; dtiomkin@aurelius-capital.com
Tel: 646-445-6590

Boussard & Gavaudan Asset Management, LP	Boussard & Gavaudan Asset Management, LP
One Vine Street
London W1J 0AH
United Kingdom
Attn: Compliance and Legal
Email: BG.legal@bgam-fr.com
Tel: +44 20 3751 5400
Fax: +44 20 7287 5746

Contrarian Capital Management, L.L.C.	Contrarian Capital Management, L.L.C.
411 West Putnam Avenue

solely in its representative capacity as	Greenwich, CT 06830
advisor to each of:	Attn: Josh Weisser; Jeff Bauer

Ad Hoc Senior Noteholder Committee Member	Notice Details
Contrarian Capital Fund I, L.P.	Email: jweisser@contrariancapital.com;
Contrarian Dome du Gouter Master Fund,	jeffbauer@contrariancapital.com
LP	Tel: 203-832-8278
Contrarian Centre Street Partnership, L.P.	Fax: 203-629-1977
Contrarian Opportunity Fund, L.P.
Contrarian Capital Senior Secured, L.P.
Contrarian Emerging Markets, L.P.
Contrarian EM SIF Master L.P.
Boston Patriot Summer St LLC

Third Point LLC	Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
United States of America
Attn: Operations
Email: operations@thirdpoint.com
Tel: 212-715-3488

Part D

Ad Hoc Convert Holder Committee Members

Ad Hoc Convert Holder Committee Member	Notice Details

Part E

Calculation Agent

Calculation Agent	Notice Details
Lucid Issuer Services Limited	cgg@lucid-is.com

Tankerton Works	Tel: + 44 20 7704 0880

12 Argyle Walk	Fax: + 44 20 3004 1590

London

WC1H 8HA

Schedule 9

Milestones Schedule

No.	Milestone	Long-stop date
1.	Company commences Safeguard (i.e. safeguard proceedings are opened in respect of CGG SA)	30 June 2017, such date being “T”

2.	Chapter 11 Companies commence Chapter 11 Cases	T+0

3.	Company commences Chapter 15 Case	T+5

4.	Bankruptcy Court enters Order approving Interim Cash Collateral Order in form and substance acceptable to the Ad Hoc Secured Lender Committee	T+5

5.	Chapter 11 Companies jointly file Chapter 11 Plan and Disclosure Statement consistent with this Agreement	T+30

6.	Bankruptcy Court shall enter a Final Cash Collateral Order in form and substance acceptable to the Ad Hoc Secured Lender Committee	T+40

7.	Chapter 11 Companies file their Schedules of Assets and Liabilities and Statements of Financial Affairs with the Bankruptcy Court	T+60

8.	Bankruptcy Court enters an order approving the adequacy of the Chapter 11 Companies’ Disclosure Statement	T+60

9.	Creditors classes (i.e. “comités de créanciers” and “assemblée générale des obligataires”) approve the draft Safeguard Plan	T+70

10.	The shareholders of the Company approve all resolutions necessary to implement the Financial Restructuring	T+123

11.	Bankruptcy Court enters order confirming the Chapter 11 Companies’ Plan	T+130

12.	French Judgment Date: French Court gives its judgment in respect of the Safeguard Plan	T+160

Schedule 10

Form of Obligor Accession Letter

To:	(1) CGG S.A. as the Company

(2)	Lucid Issuer Services Limited as Calculation Agent

From:	[Proposed Acceding Obligor]

Dated:

Dear	Sirs

CGG S.A. - Lock-Up Agreement

dated [                ] (the “Agreement”)

1

We refer to the Agreement. This is an Obligor Accession Letter. Terms defined in the Agreement have the same meaning in this Obligor Accession Letter unless given a different meaning in this Obligor Accession Letter.

2	[Proposed Acceding Obligor] hereby agrees to be bound by the terms of the Agreement as an Obligor.

3	[Proposed Acceding Obligor’s] administrative details are as follows:

Address:

Fax No:

Attention:

4	This Accession Letter is governed by French law.

Signed:

[Proposed Acceding Obligor]

By:

Schedule 11

SN Private Placement Agreement

PRIVATE PLACEMENT AGREEMENT

THIS AGREEMENT (including any exhibits, supplements and schedules hereto, this “Agreement”), dated as of [•], 2017, is by and among CGG S.A., a French société anonyme (the “Company”), each of undersigned Subsidiaries of the Company that will guarantee the Company’s obligations under the Private Placement Notes (as defined below) (together with the Company, the “Obligors”), Lucid Issuer Services Limited, as Private Placement Agent and each Commitment Party (as defined below). The Obligors and Commitment Parties are referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Lock-Up Agreement (as defined below).

RECITALS

WHEREAS, on June [13], 2017, the Obligors, the Backstop Parties and certain other parties entered into the Lock-Up Agreement, which provides for the terms of a financial restructuring (the “Financial Restructuring”) of the Group as contemplated by and set forth in the Lock-Up Agreement;

WHEREAS, in accordance with the Milestones Schedule, the Company has opened a safeguard procedure (procédure de sauvegarde) before the Paris Commercial Court (the “French Court”) under articles L.620-1 ff. of the French Code de commerce (the “Safeguard”) to implement the Financial Restructuring;

WHEREAS, in accordance with the Milestones Schedule, certain Subsidiaries of the Company (collectively, the “Chapter 11 Debtors”) have filed voluntary petitions commencing cases (“Chapter 11 Cases”) under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) to implement the Financial Restructuring;

WHEREAS the Safeguard supervisory judge (“juge-commissaire”) issued an order on [•] 2017 authorizing the entering into of this Agreement;

WHEREAS, each Backstop Party holds, or funds, entities or accounts that are managed, advised or sub-advised by the undersigned or its Affiliates hold, Senior Notes and is a party to the Lock-Up Agreement;

WHEREAS, in connection with the Financial Restructuring, and pursuant to the terms and conditions herein, the Company will conduct the Private Placement of $375,000,000 (the “Private Placement Amount”) in principal amount of newly issued Private Placement Notes and Private Placement Warrants (together, the “Private Placement Instruments”) to be subscribed by the Commitment Parties for an aggregate subscription price equal to the Private Placement Amount;

WHEREAS, to facilitate the consummation of the Financial Restructuring and the Company’s receipt of the full amount of the Private Placement Amount, subject to the terms and conditions herein, each Backstop Party has agreed to subscribe, on a several but not joint basis, its Private Placement Percentage of the Private Placement Instruments, and each Additional Commitment Party (if any) has the ability to subscribe to its Private Placement Percentage of the Private Placement Instruments, pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties and the Private Placement Agent agree as follows:

Section 1. DEFINITIONS.

1.1 Definitions. As used in this Agreement (including any exhibits, supplements or schedules hereto), the following terms shall have the following meanings:

“Accession Letter” has the meaning assigned to such term in the Lock-Up Agreement.

“Additional Commitment Claim Amount” means, with respect to an Additional Commitment Party that became a Commitment Party hereto during the Placement Period, the lower of the aggregate principal amount of all of the Senior Notes held by such Additional Commitment Party as of (i) the Record Date and (ii) the Commitment Date, in each case to the satisfaction of the Company and the Private Placement Agent, each acting in their sole discretion (in consultation with the Ad Hoc Group Advisors), that such Additional Commitment Party held the corresponding principal amount of Senior Notes as of each date, in accordance with this Agreement.

“Additional Commitment Party” means each Party, other than a Backstop Party, that is (a) an Eligible Holder that agrees to participate in the Private Placement by executing this Agreement and the Lock-Up Agreement in accordance with Section 2.3 or (b) the transferee or designee of the Subscription Commitment (in whole or in part) of a Commitment Party in accordance with Section 2.7.

“Ad Hoc Group Advisors” means Messier Maris & Associés and Millco Advisors, LP, as financial advisors to the Ad Hoc Noteholder Group, and Willkie Farr & Gallagher LLP and DLA Piper LLP, as legal counsel to the Ad Hoc Noteholder Group, and any successors thereto.

“Ad Hoc Noteholder Group” means (a) Alden Global Capital, on behalf of itself and funds, entities or accounts managed, advised or sub-advised by it or its Affiliates; (b) Attestor Capital LLP, on behalf of itself and funds, entities or accounts managed, advised or sub-advised by it or its Affiliates; (c) Aurelius Capital Management, LP, on behalf of itself and funds, entities or accounts managed, advised or sub-advised by it or its Affiliates; (d) Boussard & Gavaudan Asset Management, LP, on behalf of itself and funds, entities or accounts managed, advised or sub-advised by it or its Affiliates; (e) Contrarian Capital Management, L.L.C., on behalf of itself and funds, entities or accounts managed, advised or sub-advised by it or its Affiliates, as identified on the Backstop Commitment Schedule; and (f) Third Point LLC, on behalf of itself and funds, entities or accounts managed, advised or sub-advised by it or its Affiliates.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” has the meaning assigned to it in the preamble hereto.

“Alternative Proposal” means any proposed winding-up, dissolution, administration, liquidation, recapitalization, merger, consolidation, joint venture, sale of assets, restructuring or reorganization of any Obligor or any proposed composition, compromise, assignment or arrangement with any creditor of any Obligor, other than pursuant to the implementation and consummation of the Financial Restructuring.

“AMF” has the meaning assigned to it in Section 3.2.

“AMF General Regulations” means the general regulation of the French Autorité des marchés financiers, as may be amended from time to time.

“Anti-Money Laundering Laws” has the meaning assigned to it in Section 3.25.

“Approval Motion” means a motion filed by the Chapter 11 Debtors seeking entry of the Approval Order, which motion shall be in form and substance consistent with the Lock-Up Agreement and reasonably acceptable to the Company and the Required Backstop Parties.

“Approval Order” means an Order of the Bankruptcy Court in form and substance consistent with the Lock-Up Agreement and acceptable to the Company and the Required Backstop Parties, approving (a) the payment of the fees, costs and expenses of the Ad Hoc Group Advisors by the Chapter 11 Obligors pursuant to Section 5.6 hereof, and (b) the indemnification obligations of the Chapter 11 Obligors under Section 9 of this Agreement, which shall constitute allowed administrative expenses of the Chapter 11 Obligors’ estates under Sections 503(b) and 507 of the Bankruptcy Code and shall be payable as provided herein without further order of the Bankruptcy Court.

“Audited Financial Statements” has the meaning assigned to it in Section 3.8.

“Available Commitment” means the Commitment for which any Defaulting Commitment Party fails to subscribe as a result of a Commitment Party Default by such Defaulting Commitment Party.

“Backstop Commitment” has the meaning assigned to it in Section 2.4(a). For the avoidance of doubt, in the formula under the clause (a) of the “Private Placement Percentage” definition, the Backstop Commitment of a Backstop Party is the amount attributable to “B x (100% - (C + D)),” which together with its commitment to subscribe for its pro rata share of any Available Commitment pursuant to Section 2.6, comprises its “Backstop Commitment.”

“Backstop Fee” means, in respect of each Backstop Party (that is not a Defaulting Commitment Party), subject to Section 2.6, (i) an amount equal to its Backstop Percentage of 3.0% of the full Private Placement Amount which amount shall be payable as set forth in Section 2.4 and (ii) its Backstop Percentage of the Backstop Fee Instruments.

“Backstop Fee Instruments” means the Backstop Warrants (as such term is defined in the Term Sheet) and any replacing instruments as would be agreed in accordance with the Term Sheet, in form and substance consistent with the Lock-Up Agreement and reasonably acceptable to the Company and the Required Backstop Parties.

“Backstop Party” means each Party set forth on the Backstop Commitment Schedule.

“Backstop Percentage” means, with respect to a Backstop Party, the percentage identified on the Backstop Commitment Schedule opposite such Backstop Party’s name (subject to adjustment pursuant to Section 2.6).

“Backstop Commitment Schedule” means Schedule 1 hereto listing each Backstop Party and its Backstop Percentage, as such schedule may be updated from time to time in accordance herewith.

“Backstop Transferee” means a Person who meets all of the criteria set forth in Schedule 4 hereto on (i) the date on which such Person becomes a Backstop Party as a result of a Transfer of a Backstop Commitment (expressed as a Backstop Percentage) in accordance with the terms hereof and (ii) the Closing Date.

“Bankruptcy Code” means title 11 of the United States Code, as applicable to the Chapter

11 Cases.

“Bankruptcy Court” has the meaning assigned to it in the Recitals.

“Bankruptcy Rules” means the U.S. Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases.

“Business Day” has the meaning assigned to such term in the Lock-Up Agreement.

“Canadian Cases” means proceedings commenced under the Companies’ Creditors Arrangement Act in the Court of Queen’s Bench of Alberta, Judicial District of Calgary in Calgary, Alberta, Canada on behalf of Chapter 11 Debtors CGG Canada Services Ltd. and Sercel Canada Ltd. seeking recognition of the Chapter 11 Cases in Canada.

“Chapter 11 Cases” has the meaning assigned to it in the Recitals.

“Chapter 11 Debtors” has the meaning assigned to it in the Recitals, and are Alitheia Resources Inc., CGG Canada Services Ltd., CGG Holding (U.S.) Inc., CGG Holding B.V., CGG Holding I (UK) Ltd., CGG Holding II (UK) Ltd., CGG Land (U.S.) Inc., CGG Marine B.V., CGG Marine Resources Norge AS, CGG Services (U.S.) Inc., Sercel Canada Ltd., Sercel Inc., Sercel-GRC Corp. and Viking Maritime Inc.

“Chapter 11 Obligors” means the Obligors that are Chapter 11 Debtors.

“Chapter 11 Plan” means the plan of reorganization to be filed in the Chapter 11 Cases with respect to the Chapter 11 Debtors (including all exhibits, supplements, appendices and schedules thereto), in form and substance consistent with this Agreement and the Lock-Up Agreement in all material respects and reasonably acceptable to the Company and the Required Commitment Parties, as may be amended, supplemented or modified from time to time in accordance with the terms and conditions of the Lock-Up Agreement.

“Chapter 15 Case” has the meaning assigned to “Chapter 15 Cases” in the Lock-Up Agreement.

“Chapter 15 Enforcement Order” means the Order in form and substance reasonably acceptable to the Company and the Required Commitment Parties entered by the Bankruptcy Court in the Chapter 15 Case recognizing and enforcing the French Plan Sanction Order.

“Closing” has the meaning assigned to it in Section 2.2(c).

“Closing Date” means the date of the Closing.

“Commitment” has the meaning assigned to it in Section 2.2(a). For the avoidance of doubt, for an Additional Commitment Party, its Commitment is its Subscription Commitment, and for a Backstop Party, its Commitment is its Subscription Commitment and its Backstop Commitment.

“Commitment Date” means, with respect to an Eligible Holder electing to become an Additional Commitment Party during the Placement Period, the date of such Additional Commitment Party’s valid, binding, executed and timely received Joinder Agreement and Accession Letter; provided that such date shall be within the Placement Period. For the avoidance of doubt, the Commitment Date shall be the date on which such Additional Commitment Party is deemed to become a Party to this Agreement

“Commitment Fee” means, for each Commitment Party (other than a Defaulting Commitment Party), an amount equal to 7.0% of its respective Commitment which amount shall be payable as set forth in Sections 2.4 and 2.6.

“Commitment Outside Date” means February 28, 2018 or such later Long-Stop Date (as defined in the Lock-Up Agreement) as may be agreed in accordance with the terms and conditions of the Lock-Up Agreement; provided that such date may not be later than March 31, 2018.

“Commitment Party” means a Backstop Party or an Additional Commitment Party.

“Commitment Party Default” means the failure by any Commitment Party (a “Defaulting Commitment Party”) to deliver and pay all amounts required to be paid by such Commitment Party to the Third-Party Escrow Accounts by the applicable funding date in accordance with Sections 2.5(b) or 2.6, or to comply with the requirements of Sections 2.5(c) or 5.8 by the dates specified therein.

“Commitment Party Expenses” has the meaning assigned to it in Section 5.6.

“Commitment Party Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes or effects, has prevented, materially delayed or materially impaired the ability of the applicable Commitment Party to consummate the transactions contemplated hereby, or would reasonably be expected to have the same effect.

“Commitment Party Termination Event” has the meaning assigned to it in Section 8(a).

“Company” has the meaning assigned to it in the preamble hereto.

“Company Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA (other than a Multiemployer Plan), which is maintained or contributed to by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates, or with respect to which any such entity has any actual or contingent liability or obligation.

“Company SEC Documents” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed or submitted with the SEC by the Company and publicly available via the SEC’s Electronic Data Gathering, Analysis and Retrieval system at http://www.sec.gov.

“Confirmation Order” means the Order of the Bankruptcy Court confirming the Chapter 11 Plan pursuant to Section 1129 of the Bankruptcy Code, which Order shall be in form and substance reasonably acceptable to the Company and the Required Commitment Parties.

“Contract” means any agreement, contract or instrument, including any loan, note, bond, mortgage, indenture, guarantee, deed of trust, license, franchise, commitment, lease, franchise agreement, letter of intent, memorandum of understanding or other obligation (and any exhibits, schedules, amendments, modifications, or supplements to any of the foregoing), whether written or oral.

“Control” (including the terms “control,” “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs, policies or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Debtors” means, collectively, the Company and the Chapter 11 Debtors.

“Defaulting Commitment Party” has the meaning assigned to it in the definition of “Commitment Party Default.”

“Definitive Documentation” means this Agreement and all agreements, instruments and other documents that are contemplated or necessary to implement the Private Placement including: (a) the Term Sheet, Milestones Schedule, the Approval Motion, Approval Order, the Chapter 11 Plan, the Confirmation Order, the Disclosure Statement, the Order approving the Disclosure Statement, the French Restructuring Plan, the Chapter 15 Enforcement Order, the indenture and key security documents in respect of the First Lien Secured Notes (as defined in the Term Sheet), any agreements, instruments and other documents in respect of the New Securities (including the indenture, key security documents, intercreditor agreement and warrant agreements, in each case related to the New Securities), and (b) any relevant material Orders, or material applications, motions or other pleadings made in any U.S. case by the Chapter 11 Debtors, to approve any of the foregoing, in each case: (x) in form and substance consistent with the Lock-Up Agreement and (y)(i) in the case of the Approval Motion, the Backstop Fee Instruments and the documents under clause (b), are reasonably acceptable to the Company and the Required Backstop Parties; (ii) in the case of the Approval Order is acceptable to the Company and the Required Backstop Parties; and (iii) in the case of any other Definitive Documentation, are reasonably acceptable to the Company and the Required Commitment Parties; provided that, notwithstanding anything to the contrary in this Agreement, the documents referred to in Clause 5.2(c) of the Lock-Up Agreement and any order approving any debtor in possession financing shall not require the approval or consent of any of the Commitment Parties pursuant to this Agreement. The Chapter 11 Debtors shall consult in good faith (to the extent reasonably practicable) with the Required Backstop Parties with respect to any material applications, motions or pleadings made in any U.S. case by the Chapter 11 Debtors in connection with any Definitive Documentation under clause (a). For the avoidance of doubt, (i) other than the Term Sheet and the Milestones Schedule, the Lock-Up Agreement shall not be deemed Definitive Documentation hereunder, and (ii) the Term Sheet and the Milestones Schedule are accepted by a Commitment Party on the date on which it becomes a Commitment Party.

“Disclosure Statement” has the meaning assigned to it in the Lock-Up Agreement.

“DTC Participant” means, with respect to a Commitment Party, the participant (as such term is defined in the rules of The Depositary Trust Company) having one or more participant accounts with The Depositary Trust Company that holds the Senior Notes held by the Commitment Party.

“EEA” has the meaning assigned to it in Paragraph 6 of Schedule 4 hereto.

“Effective Date” means the date on which all of the conditions to effectiveness of (i) the Chapter 11 Plan and (ii) the Safeguard Plan have been satisfied or waived in accordance with their terms and the Company has notified each other Party of the same, which (i) shall include (for the avoidance of doubt) completion of all steps and actions to implement and consummate the Financial Restructuring, including the issuances of all relevant debt instruments and securities and (ii) shall not include expiry of any applicable remedy or challenge period(s).

“EGM” has the meaning assigned to it in Section 3.2.

“Eligible Holder” means a holder of Senior Notes that meets all of the criteria set forth in Schedule 4 on (i) the date on which such holder becomes a Commitment Party and (ii) the Closing Date.

“Encumbrance” means any security interest, pledge, mortgage, lien, claim, option, charge or encumbrance and, without limiting the foregoing, other rights of whatever nature relating thereto, whether legal or equitable and whether vested or contingent.

“Environmental Laws” has the meaning assigned to it in Section 3.20.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries, is, or at any relevant time during the past six years was, treated as a single employer under any provision of Section 414 of the Internal Revenue Code of 1986.

“Escrow Account Funding Date” has the meaning assigned to it in Section 2.5(b).

“Euro Option” has the meaning assigned to it in Section 2.11.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Filing Date” means the date the Chapter 11 Cases were commenced.

“Final Order” means an Order of the Bankruptcy Court entered by the clerk of the court on the docket, which has not been reversed, stayed, modified, amended, or vacated, and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or motion for new trial, stay, reargument, or rehearing shall be pending or (b) if an appeal, writ of certiorari, new trial, stay, reargument, or rehearing thereof has been sought, such Order shall have been affirmed by the highest court to which such Order was appealed, or certiorari shall have been denied, or a new trial, stay, reargument, or rehearing shall have been denied or resulted in no modification of such Order, and the time to take any further appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing shall have expired, as a result of which such Order shall have become final in accordance with any applicable judicial rules (including Bankruptcy Rule 8002); provided that an Order may be a Final Order notwithstanding the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous judicial rule, may be filed relating to such Order.

“Financial Restructuring” has the meaning assigned to it in the Recitals.

“Financial Statements” has the meaning assigned to it in Section 3.8.

“FPO” has the meaning assigned to it in Paragraph 6 of Schedule 4 hereto.

“French Cases” mean the Safeguard or the Judicial Reorganization, as applicable.

“French Court” has the meaning assigned to it in the Recitals.

“French Plan Sanction Order” means the Safeguard Plan Order or Judicial Reorganization Plan Order, as applicable.

“French Restructuring Plan” means the Safeguard Plan or Judicial Reorganization Plan, as applicable.

“Funding Notice” has the meaning assigned to it in Section 2.5(a).

“Governmental Authority” means any federal, national, supranational, foreign, state, provincial, local, county, municipal or other government, any governmental, regulatory or administrative authority, agency, department, bureau, board, commission or official or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, or any court, tribunal, judicial or arbitral body, or any Self-Regulatory Organization.

“Group” shall mean the Company and each of its direct and indirect Subsidiaries.

“held” shall mean, with respect to a Commitment Party, beneficially owned by such Commitment Party or funds, entities or accounts that are managed, advised or sub-advised by such Commitment Party or its Affiliates, and “holding,” “hold,” “holdings” and similar terms shall have corresponding meanings; provided that solely for the purposes of calculating the holdings as of the Record Date, the net positive position of Senior Notes that are subject to binding trades that have not yet been settled on such date may be deemed as “held” on the Record Date for the purposes of this Agreement, provided that such Party can provide evidence satisfactory to the Company and the Private Placement Agent of such positive net position.

“IFRS” means International Financial Reporting Standards as adopted by the European Union.

“Indemnified Claim” has the meaning assigned to it in Section 9.1.

“Indemnified Party” means the Commitment Parties and the Private Placement Agent, and each of their respective Affiliates and each of their and their respective Affiliates’ respective directors, managing members, investment advisors, managers, officers, principals, partners, members, equity holders (regardless of whether such interests are held directly or indirectly), trustees, controlling persons, predecessors, successors and assigns, subsidiaries, employees, agents, advisors, attorneys and representatives.

“Indemnifying Party” has the meaning assigned to it in Section 9.1.

“Initial Commitment Claim Amount” means, with respect to a Commitment Party that was a Backstop Party on the date of this Agreement, the amount identified on the Subscription Commitment Schedule as of the date of this Agreement, which equals the lower of the aggregate principal amount of the Senior Notes held by the Backstop Party as of (i) the Record Date and (ii) the date of this Agreement.

“Intellectual Property Rights” has the meaning assigned to it in Section 3.16.

“Investment Company Act” means the Investment Company Act of 1940.

“Joinder Agreement” has the meaning assigned to it in Section 2.7(a).

“Judicial Reorganization” means the judicial reorganization procedure under article L. 631-1 ff. of the French Commercial Code to be entered in regards to the Company in order to implement and consummate the Financial Restructuring.

“Judicial Reorganization Plan” means the plan prepared in the course and implemented as a result of the Judicial Reorganization of the Company (including all exhibits, supplements, appendices and schedules thereto), in form and substance materially consistent with the Lock-Up Agreement and reasonably acceptable to the Company and Required Commitment Parties.

“Judicial Reorganization Plan Order” means the Order of the French Court sanctioning the Judicial Reorganization Plan, including any provisions related to the issuance of the Private Placement Notes and the issuance of the Private Placement Warrants and Backstop Fee Instruments for New Common Stock and all other warrants for new common stock of the Company issued pursuant to the Financial Restructuring.

“Law” means any federal, national, supranational, foreign, state, provincial, local, county, municipal or similar statute, law, common law, writ, injunction, decree, guideline, policy, ordinance, regulation, rule, code, Order, constitution, treaty, requirement, judgment or judicial or administrative doctrines enacted, promulgated, issued, enforced or entered by any Governmental Authority.

“Legal Proceedings” has the meaning assigned to it in Section 3.14.

“Lock-Up Agreement” means that certain Lock-Up Agreement, dated June [13], 2017 (including the Term Sheet, the Milestones Schedule and all other schedules and exhibits thereto), as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, with respect to the Term Sheet and the Milestones Schedule only, with the reasonable consent of the Required Commitment Parties.

“Loss” has the meaning assigned to it in Section 9.1.

“Material Adverse Effect” means a material adverse effect on or material adverse change in:

(a) the ability of the Company or the Group to implement or consummate the Financial Restructuring by the Commitment Outside Date; or

(b) the consolidated financial condition, assets or business of the Group taken as a whole,

in each case, except to the extent arising out of, resulting from or attributable to the execution, announcement or performance of this Agreement or the other Restructuring Documents (as defined in the Lock-Up Agreement) or the transactions contemplated hereby or thereby, including, without limitation, the Financial Restructuring.

“Milestones Schedule” means that certain Milestones Schedule attached as Schedule 9 to the Lock-Up Agreement, as such Milestones Schedule may be amended, supplemented or otherwise modified from time to time in accordance with the terms of the Lock-Up Agreement, such amendment, supplement, or modification to be reasonably acceptable to the Company and Required Commitment Parties.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Company, any of its Subsidiaries or any of their respective ERISA Affiliates is making or accruing an obligation to make contributions, has within any of the preceding six plan years made or accrued an obligation to make contributions, or each such plan with respect to which any such entity has any actual or contingent liability or obligation.

“New Common Stock” means new common stock of the Company to be issued following exercise of the Backstop Fee Instruments or the Private Placement Warrants.

“New Securities” means the Private Placement Notes, the Private Placement Warrants or the Backstop Fee Instruments.

“Obligors” has the meaning assigned to it in the preamble hereto and shall consist of CGG S.A. and CGG Holding B.V., CGG Holding (U.S.) Inc., CGG Marine B.V., CGG Services (U.S.) Inc., Viking Maritime Inc., Alitheia Resources Inc. and CGG Land (U.S.) Inc.

“Order” means any order, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Authority, whether preliminary, interlocutory or final.

“Party” has the meaning assigned to it in the preamble hereto.

“Permitted Encumbrances” means (a) Encumbrances for Taxes that (i) are not due and payable or (ii) are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto; (b) mechanics’ liens and similar Encumbrances for labor, materials or supplies provided with respect to any Real Property or personal property incurred in the ordinary course of business consistent with past practice and as otherwise not prohibited under this Agreement, for amounts that do not materially detract from the value of, or materially impair the use of, any of the Real Property or personal property of the Company or any of its Subsidiaries; (c) zoning, building codes and other land use Laws regulating the use or occupancy of any Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property; provided that no such zoning, building codes and other land use Laws prohibit the use or occupancy of such Real Property; (d) easements, covenants, conditions, restrictions and other similar matters adversely affecting title to any Real Property and other title defects that do not or would not materially impair the use or occupancy of such Real Property or the operation of the Company’s or any of its Subsidiaries’ business; (e) from and after the occurrence of the Effective Date, Encumbrances granted in connection with the Financial Restructuring; (f) liens granted pursuant to existing indebtedness arrangements of the Obligors described in the Chapter 11 Plan or Disclosure Statement; and (g) Encumbrances that, pursuant to the Confirmation Order or the French Plan Sanction Order, will survive beyond the Effective Date.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, joint venture, trust, Governmental Authority, unincorporated organization or other entity or organization.

“Placement End Date” means the date that is ten (10) calendar days after the date on which the Placement Period shall have begun.

“Placement Period” means the period (i) starting on [•]1 and (ii) ending at 5 p.m., New York City time on the Placement End Date.

“Private Placement” means the subscription by the Commitment Parties of the Private Placement Instruments for the Private Placement Amount in connection with the Financial Restructuring substantially on the terms reflected in this Agreement, the Lock-Up Agreement, the Chapter 11 Plan and the French Restructuring Plan.

“Private Placement Agent” means Lucid Issuer Services Limited or an agent appointed by the Company to administer the Private Placement.

“Private Placement Amount” has the meaning assigned to it in the Recitals.

“Private Placement Claim Amount” means, with respect to a Commitment Party, the amount set forth in the Subscription Commitment Schedule, reflecting its Initial Commitment Claim Amount or Additional Commitment Claim Amount and any claim amount resulting from Subscription Commitments Transferred to or from such Commitment Party in accordance with the terms hereof.

“Private Placement Instruments” has the meaning assigned to it in the Recitals, except as otherwise provided in Schedule 4 hereto.

“Private Placement Notes” means the $375 million aggregate principal amount of new second-lien senior notes, in form and substance consistent with the terms and conditions set forth in the Term Sheet and reasonably acceptable to the Company and the Required Commitment Parties.

“Private Placement Percentage” means:

(a) for each Backstop Party, a percentage X calculated in accordance with the following formula:

X = A + B x (100% - (C + D)) where:

“A” means its Subscription Commitment Percentage;

“B” means its Backstop Percentage;

“C” means the aggregate Subscription Commitment Percentages of all Additional Commitment Parties;

“D” means the aggregate Subscription Commitment Percentages of all Backstop Parties; and

[1]

[Such date to be two (2) Business Days after the issuance by the Safeguard supervisory judge of the order authorizing the entering into of this Agreement. All Backstop Parties, the Obligors and the Private Placement Agent must execute this Agreement prior to launch.]

(b) for each Additional Commitment Party, its Subscription Commitment Percentage.

“Private Placement Warrants” means “Warrants #3” (as such term is defined in the Term Sheet), in form and substance consistent with the terms and conditions set forth in the Term Sheet and reasonably acceptable to the Company and the Required Commitment Parties.

“Prospectus Directive” has the meaning assigned to it in Paragraph 4 of Schedule 4 hereto.

“QIB” has the meaning assigned to it in Paragraph 4 of Schedule 4 hereto.

“Qualified Investor” has the meaning assigned to it in Paragraph 6 of Schedule 4 hereto.

“Qualified Market-Maker” has the meaning assigned to it in the Lock-Up Agreement.

“Real Property” means, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned in fee or leased by the Company or any of its Subsidiaries, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures incidental to the ownership or leases thereof.

“Record Date” means 5 p.m. New York City time on June 1, 2017.

“Reference Date” has the meaning assigned to it in the Term Sheet.

“Related Purchaser” has the meaning assigned to it in Section 2.7(c).

“Required Backstop Parties” means, as of any date of determination, the Backstop Parties holding more than 50% of the aggregate Backstop Percentages as set forth in the Backstop Commitment Schedule (other than in respect of any Defaulting Commitment Party).

“Required Commitment Parties” means, as of any date of determination, the Commitment Parties committed to subscribe to more than 50% of the Private Placement Amount as set forth in the Subscription Commitment Schedule and the Backstop Commitment Schedule at such time (excluding any Defaulting Commitment Party); provided that prior to finalization of the update to the Subscription Commitment Schedule following the Placement End Date, the Required Commitment Parties shall be the Required Backstop Parties.

“Restructuring Equity Steps” has the meaning assigned to it in the Term Sheet.

“Restructuring Proceedings” means, collectively, the French Cases, Chapter 11 Cases, Chapter 15 Cases and Canadian Cases.

“Restructuring Steps” has the meaning assigned to it in the Term Sheet.

“Safeguard” has the meaning assigned to it in the Recitals hereto.

“Safeguard Plan” means the plan prepared in the course of, and implemented as a result of, the Safeguard of the Company (including all exhibits, supplements, appendices and schedules thereto), in form and substance materially consistent with the Lock-Up Agreement and reasonably acceptable to the Company and the Required Commitment Parties.

“Safeguard Plan Order” means the Order of the French Court sanctioning the Safeguard Plan including any provisions related to the issuance of the Private Placement Notes and the issuance of the Private Placement Warrants and Backstop Fee Instruments for New Common Stock and all other warrants for new common stock of the Company issued pursuant to the Financial Restructuring.

“Sanctions” has the meaning assigned to it in Section 3.26.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Self-Regulatory Organization” means any securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization applicable to a Party to this Agreement.

“Senior Notes” means (a) the 5.875% senior notes due 2020 issued by the Company pursuant to the Indenture dated as of April 23, 2014, as amended, supplemented or otherwise modified from time to time; (b) the 6.5% senior notes due 2021 issued by the Company pursuant to the Indenture dated as of May 31, 2011, as amended, supplemented or otherwise modified from time to time; and (c) the 6.875% senior notes due 2022 issued by the Company pursuant to the Indenture dated as of May 1, 2014, as amended, supplemented or otherwise modified from time to time.

“Share Capital Reduction” has the meaning assigned to it in the Term Sheet.

“SOX” has the meaning assigned to it in Section 3.11.

“Subscription Commitment” means, with respect to a Commitment Party, the portion of its Commitment equal to the Subscription Commitment Percentage multiplied by the Private Placement Amount.

“Subscription Commitment Percentage” means, with respect to a Commitment Party, the percentage calculated by dividing its Private Placement Claim Amount by the aggregate principal amount of all outstanding Senior Notes as of the Record Date.

“Subscription Commitment Schedule” means Schedule 2 hereto, established by the Company and the Private Placement Agent (in consultation with the Ad Hoc Group Advisors) reflecting the Private Placement Claim Amounts, Subscription Commitment Percentages and Private Placement Percentages of the Commitment Parties, as such schedule may be updated from time to time in accordance herewith.

“Subsidiary” means, in relation to a Person, a partnership, firm, corporation, limited liability company, association, joint venture, trust, Governmental Authority, unincorporated organization or other entity or organization as to which such Person (either along or through or together with any other Subsidiary) (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body or (c) has the power to direct the business and policies.

“Taxes” means all taxes, assessments, duties, levies or other mandatory governmental charges paid to a Governmental Authority, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, excise, severance, windfall profits, stamp, payroll, social security, withholding and other taxes (whether payable directly or by withholding and whether or not requiring the filing of a return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest thereon and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group.

“Term Sheet” means that certain Term Sheet attached as Schedule 7 to the Lock-Up Agreement, as such Term Sheet may be amended, supplemented or otherwise modified from time to time in accordance with the terms and conditions of the Lock-Up Agreement, such amendment, supplement, or modification to be reasonably acceptable to the Company and Required Commitment Parties.

“Terminated Commitment Party” has the meaning assigned to it in Section 8(c)(iii).

“Terminating Commitment Party” means a Commitment Party that validly terminates this Agreement pursuant to the terms of Section 8(b).

“Third-Party Escrow Accounts” means the third-party escrow accounts in U.S. dollars and euros designated in escrow agreements (pursuant to which the Private Placement Agent will act as escrow agent) reasonably acceptable to the Company and the Required Backstop Parties.

“Transfer” means to sell, transfer, assign, pledge, hypothecate, participate, donate or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales or other transactions in which any Person receives the right to own or acquire any current or future interest in any Senior Note or any New Security or any premiums, fees or expense reimbursements contemplated herein). “Transfer” used as a noun has a correlative meaning.

“Transfer Commencement Date” means one (1) Business Day after the notification made by the Private Placement Agent pursuant to Section 2.3(d).

“Transfer Notice” has the meaning assigned to it in Section 2.7.

1.2 Rules of Construction.

(a) The Parties and their respective legal counsel and the Private Placement Agent participated in the preparation of this Agreement, and therefore this Agreement shall be construed neither against nor in favor of any of the Parties or the Private Placement Agent, but rather in accordance with the fair meaning thereof.

(b) Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “include,” “includes” and “including” are not limiting, the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or,” and whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms.

(c) The words “hereof,” “herein,” “hereto,” “hereby,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) Section, subsection, clause, schedule, annex and exhibit references are to this Agreement unless otherwise specified.

(e) Any reference to this Agreement shall include all alterations, amendments, changes, extensions, modifications, novations, renewals, replacements, substitutions, and supplements hereto and hereof, from time to time.

(f) References to “writing” or comparable expressions include a reference to a written document transmitted by means of electronic mail in portable document format (pdf), facsimile transmission or comparable means of communication.

(g) Unless otherwise specified, references to a statute mean such statute as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder in effect from time to time.

Section 2. PRIVATE PLACEMENT.

2.1 Private Placement. Subject to the terms and conditions set forth herein, the Company shall issue the Private Placement Instruments to each of the Commitment Parties pursuant to and in accordance with the terms of this Agreement. Subject to the terms and conditions hereof, the offer and/or sale of the Private Placement Instruments and the Backstop Fee Instruments pursuant to this Agreement will be made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or another available exemption from registration under the Securities Act, and the Disclosure Statement shall include a statement to such effect.

2.2 Private Placement Commitment.

(a) Subject to the terms and conditions set forth herein, each Commitment Party irrevocably agrees, severally and not jointly, to subscribe at Closing to such Commitment Party’s Private Placement Percentage of the Private Placement Instruments by paying to the Company an amount in cash (less, at the election of the Company, any set off against the Commitment Fee and the cash portion of the Backstop fee as indicated in Section 2.2 (c) and Section 2.4 and/or the set off as indicated in Section 2.5 (d)) equal to its Private Placement Percentage of the Private Placement Amount, as adjusted, as the case may be, pursuant to Section 2.8 (such amount, such Commitment Party’s “Commitment”).

(b) Subject to the terms and conditions set forth herein, the Company agrees to issue and sell at Closing, to each Commitment Party, its Private Placement Percentage of the Private Placement Notes and Private Placement Warrants as adjusted, as the case may be, pursuant to Section 2.8, corresponding to such Commitment Party’s Commitment, and in connection therewith, each Obligor agrees to enter into and deliver any Definitive Documentation necessary to or contemplated in respect of the New Securities to which is to be a party (including any indentures, notes, security documents, intercreditor agreements and guarantees in respect of the Private Placement Notes, the warrant agreements and warrants in respect of the other New Securities and any other agreement, instruments or documents related thereto).

(c) The closing of the transactions contemplated hereby (the “Closing”) will occur no later than the Effective Date. The funds held in the Third-Party Escrow Accounts pursuant to Section 2.5 will be released and used in accordance with the Chapter 11 Plan and the French Restructuring Plan, in exchange for delivery of the Private Placement Notes and the Private Placement Warrants and payment of the Commitment Fee (in cash or by way of set-off, at the Company’s election, against the amount to be paid by the Commitment Parties) to which each Commitment Party is entitled and the Backstop Fee (in cash or by way of set-off, in the Company’s election, against the amount to be paid by the Backstop Parties, other than the Backstop Fee Instruments which will be delivered separately) to which each Backstop Party is entitled.

2.3 Additional Commitment Parties. Eligible Holders of Senior Notes as of the Record Date may, in their sole discretion, elect to participate in the rights and obligations set forth by this Agreement as Additional Commitment Parties (if they meet the qualifications set forth in the definition of “Eligible Holders”) during the Placement Period. All Eligible Holders electing to become Additional Commitment Parties must execute and deliver to the Private Placement Agent and the Company, so as to be received by 5 p.m. New York City time on the Placement End Date, a Joinder Agreement and an Accession Letter to the Lock-Up Agreement.

(a) Each Additional Commitment Party shall report in writing its Additional Commitment Claim Amount (detailed by series of Senior Notes) to the Private Placement Agent when it becomes an Additional Commitment Party, and in no event later than the Placement End Date; provided that such Additional Commitment Party shall instruct its custodian in no event later than the Placement End Date to provide evidence to the Private Placement Agent of such Additional Commitment Party’s holdings of Senior Notes as of the Record Date (other than Senior Notes that are subject to binding trades that have not yet been settled) by submitting an electronic instruction through either Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, or by directing its DTC Participant to complete a confirmation form and return it to the Private Placement Agent; provided, further, that, each Additional Commitment Party shall provide evidence to the Private Placement Agent of its net position and binding trades trades that have not been settled (including both acquisitions and sales) as of the Record Date by such evidence as the

Private Placement Agent and the Company (in consultation with the Ad Hoc Group Advisors) determine to be satisfactory, in their sole determination, to confirm such holdings; provided, further, that such Additional Commitment Party shall provide evidence to the Private Placement Agent of its holdings of Senior Notes as of the Commitment Date (which for the avoidance of doubt shall not include any Senior Notes subject to binding trades made on or before the Commitment Date and that have not been settled on the Commitment Date) by such other evidence as the Private Placement Agent and the Company (in consultation with the Ad Hoc Group Advisors) determine to be reasonably satisfactory to confirm its holdings as of the Commitment Date.

(b) If requested by a Backstop Party or the Ad Hoc Group Advisors, from time to time, the Company shall notify, or cause its professionals or Private Placement Agent to notify, within one (1) Business Day of such request, the Private Placement Parties of the aggregate amount of the Additional Commitment Claim Amounts of the Additional Commitment Parties as of such date.

(c) In the event that the total Private Placement Claim Amount of all of the Commitment Parties based on the evidence provided by each of them in accordance with Section 2.3(a) exceeds the total principal amount of the Senior Notes, the Private Placement Agent will have seven (7) Business Days in order to investigate the origin of such discrepancy(ies) and determine with the Company, in their sole determination (in consultation with the Ad Hoc Group Advisors), the applicable Private Placement Claim Amount of each Commitment Party.

(d) As promptly as practicable, but in no event later than three (3) Business Days plus the amount of time provided in Section 2.3(c) (if necessary), following the Placement End Date, the Private Placement Agent at the instruction of the Company (in consultation with the Ad Hoc Group Advisors) shall update the Subscription Commitment Schedule to reflect the Private Placement Claim Amounts and Private Placement Percentages of the Commitment Parties and indicate to each Commitment Party its Private Placement Claim Amount and Private Placement Percentage, as of the Placement End Date.

2.4 Backstop and Commitment Fees.

(a) Backstop Fee. Subject to the terms and conditions set forth herein, each Backstop Party irrevocably agrees, severally and not jointly, to backstop the Private Placement Amount in full in accordance with the terms hereof by subscribing for its Backstop Percentage of any unsubscribed Private Placement Instruments and any Available Commitments of any Defaulting Commitment Parties (such obligation, a “Backstop Commitment”). In consideration of the Backstop Commitment by the Backstop Parties to backstop the full amount of the Private Placement Amount in accordance with the terms hereof, the Company agrees to pay each Backstop Party its Backstop Fee in accordance with the terms hereof.

(b) Commitment Fee. Subject to the terms and conditions set forth herein, each Commitment Party irrevocably agrees, severally and not jointly, to subscribe to the Private Placement Instruments in an amount of its Commitment. In consideration of each Commitment Party’s Commitment, subject to being effectively called upon and completed at the Closing (for the avoidance of doubt, no Commitment Fee will be paid if there is no Closing), the Company agrees to pay each Commitment Party its Commitment Fee in accordance with the terms hereof.

(c) The Backstop Fee of each Backstop Party and the Commitment Fee of each Commitment Party shall be fully vested, nonrefundable and non-avoidable by the Company, and, subject to Closing, shall be paid or distributed, as applicable, on the Closing Date; provided that no portion of the Commitment Fee or the Backstop Fee shall be payable or distributable to a Defaulting Commitment Party; provided further that the cash portion of the Backstop Fee and the Commitment Fee shall be paid by the Company, at its election, to the Commitment Party in cash or by way of set-off against the amount payable on account of its Commitment.

(d) The Company acknowledges and agrees that the provisions for the payment of the Commitment Fee, the Backstop Fee and the Commitment Party Expenses are an integral part of the transactions contemplated by this Agreement and without these provisions the Commitment Parties would not have entered into this Agreement, and the Commitment Party Expense shall be entitled to priority as administrative expenses of the Chapter 11 Obligors in their respective Chapter 11 Cases, subject to entry of the Approval Order.

2.5 Escrow Account Funding.

(a) Funding Notice. No later than the seventh (7th) Business Day following the Reference Date (as defined in the Term Sheet), the Private Placement Agent shall, on behalf of the Company, deliver to each Commitment Party a written notice (the “Funding Notice” and the date of such delivery, the “Funding Notice Date”) setting forth (i) the aggregate amount of Private Placement Instruments committed to be subscribed by or issued to the Backstop Parties and the Additional Commitment Parties, respectively, (ii) the calculation of each Commitment Party’s (A) Private Placement Percentage and (B) Commitment, which calculation shall be made by the Company in consultation with the Ad Hoc Group Advisors and in accordance with Section 2.8, (iii) the amount of the Commitment such Commitment Party shall be required to fund in cash (after applying the set-offs contemplated herein and amounts previously paid in respect of the Commitments, if any) and (iv) the wiring or other funding information for the Third-Party Escrow Accounts.

(b) On or prior to the date agreed by the Company and the Required Backstop Parties pursuant to escrow agreements (pursuant to which the Private Placement Agent will act as escrow agent) satisfactory to the Company and the Required Backstop Parties, each acting reasonably (the “Escrow Account Funding Date”), each Commitment Party shall arrange to deliver and pay the amount of such Commitment Party’s Commitment by wire transfer of immediately available funds in U.S. dollars or euros (as applicable) into the Third-Party Escrow Accounts in satisfaction of such Commitment Party’s Commitment; provided that in no event shall the Escrow Account Funding Date be more than ten (10) Business Days or fewer than five (5) Business Days prior to the Closing Date.

(c) Upon request of the Private Placement Agent, each Commitment Party shall present evidence of holding of Senior Notes corresponding to its Subscription Commitment as of the Reference Date, at the latest on the Reference Date, in a form satisfactory to the Private Placement Agent and the Company. Failing which, such Commitment Party shall be deemed a Defaulting Commitment Party.

(d) Notwithstanding anything to the contrary, the Company, at its election, may decide that the Commitment of a Commitment Party may be paid by way of set-off against any amount that would be due to such Commitment Party under a debtor in possession credit agreement that may be entered into, among others, between certain Chapter 11 Debtors and such Commitment Party (if any), provided that such amount is due and payable on the Closing Date (créance certaine, liquide et exigible), and in any case subject to the terms and conditions of such debtor in possession credit agreement.

2.6 Commitment Party Default.

(a) Upon the occurrence of a Commitment Party Default, the Company shall give prompt written notice thereof to each of the Backstop Parties (other than any Defaulting Commitment Party) and each such Backstop Party shall have the obligation, within three (3) Business Days after receipt of such notice to arrange to deliver and pay (i) its respective Backstop Percentage or (ii) in the case of a Commitment Party Default by one or more other Backstop Parties, the percentage calculated by dividing its Backstop Percentage by the aggregate Backstop Percentages of all Backstop Parties excluding any defaulting Backstop Party, of the Available Commitment by wire transfer of immediately available funds in U.S. dollars or euros (as applicable) into the Third-Party Escrow Accounts in satisfaction of the Available Commitment. For the avoidance of doubt, nothing in this Section 2.6(a) shall relieve any Commitment Party of its obligation to fulfill its Commitment and all conditions in this Section 2.6(a) shall be several and not joint.

(b) Any Private Placement Notes purchased by such Backstop Party with the payment for the Available Commitment in accordance with Section 2.6(a) (and any commitment and applicable aggregate subscription price associated therewith) shall be included, among other things, in the determination of (x) the Private Placement Notes of such Backstop Party for all purposes hereunder; (y) the Private Placement Percentage or Backstop Percentage of such Backstop Party for all purposes hereof, including, but not limited to, such Backstop Party’s share of any Commitment Fee and Backstop Fee (with the share of the Defaulting Commitment Party being reduced accordingly).

(c) The Parties agree that any Defaulting Commitment Party will be liable to the Backstop Parties and the Company for the consequences to the Backstop Parties or the Company, as applicable, of its breach and that the Backstop Parties and the Company can enforce rights of damages and/or specific performance pursuant to Section 10.17.

2.7 Designation and Assignment Rights. Other than as expressly set forth in this Section 2.7, no Commitment Party shall be permitted to Transfer its Subscription Commitment or Backstop Commitment.

(a) Transfers of Subscription Commitments.

(i) A Commitment Party may Transfer the entire amount, or any portion, of its Subscription Commitment pursuant to the terms of this Agreement if and only if at the same time it Transfers the Senior Notes corresponding to the portion of the Subscription Commitment so Transferred pursuant to and in accordance with the terms of the Lock-Up Agreement and this Section 2.7, including:

a. Subscription Commitments (together with all of the rights, obligations and interests hereunder in respect thereto, including the related Commitment Fee) are stapled to the Senior Notes corresponding to the Private Placement Claim Amount;

b. No Transfers (including through a Qualified Market-Maker transaction) may be settled and delivered any earlier than the Transfer Commencement Date or later than one (1) Business Day prior to the Reference Date;

c. No Subscription Commitment may be Transferred to the Company or any member of the Group;

d. The transferee must be an Eligible Holder (except such transferee need not be a holder of the Senior Notes prior to such Transfer);

e. In addition to being or becoming a party to the Lock-Up Agreement (by executing and delivering an Accession Letter thereto), the transferee must be or become a Commitment Party to this Agreement by executing an assumption and joinder agreement in substantially the form set forth in Exhibit B hereto (the “Joinder Agreement”);

f. Promptly, but in no event later than three (3) Business Days after settlement and delivery of the Transfer of the Subscription Commitment (and in no event later than one (1) Business Day prior to the Reference Date), the transferee must deliver a transfer notice substantially in the form set forth in Exhibit C (the “Transfer Notice”) together with any Joinder Agreement to the Private Placement Agent and the Company in accordance with Section 10.6 hereof; and

g. The Transfer of Subscription Commitment shall be void and of no effect if it does not comply with the terms and conditions of this Agreement and the terms and conditions of the Lock-Up Agreement; provided that nothing herein shall create any duty or obligation by the Company or the Private Placement Agent with respect to such Transfer (including any duty or obligation to review, conduct any diligence or investigation or make any determination or provide any approvals of such Transfers or transferees) and any such duties or obligations are expressly disclaimed.

(ii) A Commitment Party may Transfer Subscription Commitments and corresponding Senior Notes to an entity that is acting in its capacity as a Qualified Market-Maker without the requirement that the Qualified Market-Maker become a Commitment Party or a party to the Lock-Up Agreement; provided that the terms of the Lock-Up Agreement with respect to Qualified Market-Makers and the other terms of this Section 2.7 are satisfied; provided further that such Qualified Market-Maker subsequently Transfers, directly or through one or more other Qualified Market-Makers, such Subscription Commitment and corresponding Senior Notes within five (5) Business Days (but in no event shall later than one (1) Business Day prior to the Reference Date) to a transferee that is or becomes a Commitment Party and satisfies the terms of this Section 2.7.

(b) Transfer of Backstop Commitments.

(i) A Backstop Party may Transfer its entire Backstop Commitment, and only its entire Backstop Commitment to a single Backstop Transferee pursuant to the terms of this Agreement pursuant to and in accordance with the terms of this Section 2.7, including:

a. Backstop Commitments may only be Transferred together with all of the rights, obligations and interests hereunder in respect thereto, including the related Backstop Fee and Commitment Fee; for the avoidance of doubt, Backstop Commitments are not stapled to any Subscription Commitments or Senior Notes and a Backstop Party shall have the right to Transfer its Backstop Commitment pursuant to the terms hereof either alone or in connection with a Transfer of Subscription Commitments and Senior Notes in accordance with Section 2.7(a);

b. No Transfers (including through a Qualified Market-Maker transaction) may be settled and delivered any earlier than the Transfer Commencement Date or later than one (1) Business Day prior to the Reference Date;

c. No Backstop Commitments may be Transferred to the Company or any member of the Group;

d. The transferee must be a Backstop Transferee;

e. No later than five (5) Business Days prior to the Transfer of the Backstop Commitment, the transferor and transferee must notify the Private Placement Agent, the Company and counsel to the Ad Hoc Noteholder Group in accordance with Section 10.6 hereof of the proposed Transfer;

f. The proposed transferee shall reasonably cooperate with the Company and the Required Backstop Parties with respect to any information requests, including financial information concerning the credit worthiness of the proposed transferee (but not including any pricing or sensitive information concerning the terms of the Transfer);

g. As a condition to such Transfer, such Transfer must have been consented to in writing by the Company and all of the Backstop Parties, each acting in good faith (such response not to be unreasonably withheld, conditioned or delayed; provided that unless any reasonable information requests are pending, a party shall be deemed to have consented if it fails to deliver an objection in writing by the close of the fifth (5th) Business Day following delivery of the notice in clause (e));

h. As a condition to the Transfer of a Backstop Commitment to the Backstop Transferee, the Backstop Transferee must complete and deliver certain “know your customer” requirements to the satisfaction of the Private Placement Agent prior to such Transfer (and in no event later than one (1) Business Day prior to the Reference Date);

i. The Backstop Transferee must be or become a party to the Lock-Up Agreement (by executing and delivering an Accession Letter thereto) and be or become a Commitment Party to this Agreement by executing a Joinder Agreement; and

j. Promptly, but in no event later than three (3) Business Days after the Transfer of the Backstop Commitment (and in no event later than one (1) Business Day prior to the Reference Date), the transferee must execute and deliver a Transfer Notice dated the date of settlement and delivery of this Transfer together with any Joinder Agreement to the Private Placement Agent and the Company in accordance with Section 10.6 hereof.

(ii) The Transfer of the Backstop Commitment shall be void and of no effect if it does not comply with the terms and conditions of this Agreement and the terms and conditions of the Lock-Up Agreement. Nothing herein shall create any duty or obligation by the Company, the Backstop Parties or the Private Placement Agent with respect to such Transfer (including any duty or obligation to review, conduct any diligence or investigation or make any determination or provide any approvals of such Transfers or transferees) and any such duties or obligations are expressly disclaimed.

(c) Designation to Related Purchasers. Each Commitment Party shall have the right to designate by written notice to the Company and the Private Placement Agent no later than the Reference Date, that some or all of the New Securities to which it is obligated to subscribe hereunder or entitled to receive hereunder be issued in the name of, and delivered to, one or more of its Affiliates or entities, funds or accounts managed, advised or sub-advised by such Commitment Party or its Affiliates (other than any portfolio company of such Commitment Party (or its Affiliates) or any Subsidiary thereof) (each, a “Related Purchaser”) upon receipt by the Company and the Private Placement Agent of payment therefor in accordance with the terms hereof, which notice of designation shall (i) be addressed to the Company and the Private

Placement Agent and signed by such Commitment Party and each such Related Purchaser, (ii) specify the number of New Securities to be delivered to or issued in the name of such Related Purchaser and (iii) contain a confirmation by each such Related Purchaser of the accuracy of the representations set forth in Section 4.5 through 4.6 as applied to such Related Purchaser; provided that no such designation pursuant to this Section 2.7(c) shall relieve such Commitment Party from its obligations under this Agreement.

(d) Any Transfer of a Commitment made (or attempted to be made) in violation of this Agreement (i) shall be deemed null and void ab initio and of no force or effect, and the Company shall have the right to enforce the voiding of such Transfer; and (ii) shall not create (or be deemed to create) any obligation or liability of any other Commitment Party or the Company to the purported transferee or limit, alter or impair any agreements, covenants, or obligations of the proposed transferor under this Agreement. Nothing in this Agreement shall limit or restrict in any way the ability of any Commitment Party (or any permitted transferee thereof) to Transfer, after the Closing, any New Securities or any interest therein.

(e) Following any assignment of a Commitment Party’s Subscription Commitments or Backstop Commitments in accordance with this Agreement, the Backstop Commitment Schedule and/or Subscription Commitment Schedule hereto shall be updated by the Private Placement Agent acting at the direction of the Company (in consultation with the Ad Hoc Group Advisors) to reflect the Backstop Percentage, Subscription Commitment Percentage, Private Placement Claim Amount and Private Placement Percentage (and any other information on such Schedules) that shall apply to such transferee, and any corresponding changes applicable to the assigning Commitment Party, and, if necessary, Schedule 3 shall be updated to reflect the name and address of the applicable transferee.

2.8 Denominations; Rounding of New Securities. The principal amount of Private Placement Notes and the number of Private Placement Warrants and Backstop Fee Instruments allocated to each Commitment Party hereunder in respect of the Commitments shall be rounded among the applicable Commitment Parties, as determined by the Company, acting reasonably and in consultation with the Ad Hoc Group Advisors, solely to (i) avoid any rounding issues, (ii) apply the necessary currency conversions, (iii) avoid fractional units and/or (iv) address other technical issues. The principal amount of Private Placement Notes shall be in minimum denominations of $200,000 or €100,000, as the case may be, and, for any portion in excess thereof, rounded down to the nearest integral multiple of $1,000 or €1,000, as the case may be. For purposes of the Schedules and calculations hereunder, percentages shall be calculated to four decimal points of a percent (0.0001%) and Commitments shall be calculated to two decimal points of a U.S. Dollar or Euro, as applicable ($0.01), and amounts shall be rounded down in connection with such calculations or Transfers.

2.9 Transfer Taxes. All of the New Securities issued to the Commitment Parties pursuant to this Agreement will be delivered by the Company to the Commitment Parties with any and all documentary, stamp or similar issuance taxes imposed by the United States, Luxembourg or the Republic of France and payable in connection with such delivery duly paid by the Company. For the avoidance of doubt, the above will not apply to any subsequent operations in connection with the New Securities, nor to any subsequent transfer of ownership in the New Securities, for which the Company will not be responsible to pay any documentary, stamp or similar taxes, which may be applicable.

2.10 Foreign Exchange Conversion. All calculations relating to each Commitment Party’s Private Placement Percentage and each Backstop Party’s Backstop Percentage shall be carried out in U.S. dollars, with all euro-denominated amounts converted into U.S. dollars using the Reuters exchange rate applicable as at midday (CET) on [•], 20172 of [$[•]= €1.0000].

2.11 Euro-denominated Notes. At the time an Additional Commitment Party commits to subscribe to the Private Placement Instruments, each Commitment Party will have the option to elect to receive in whole or in part its Private Placement Notes on account of its Subscription Commitment in a separate series denominated in euros at Closing (the “Euro Option”), which amount shall be converted from U.S. dollars using the Reuters U.S. dollar/euro exchange rate applicable as at midday (CET) on the second (2nd) Business Day prior to the Reference Date; provided that if the aggregate principal amount of Private Placement Notes with respect to which the Euro Option has been exercised by the Commitment Parties is greater than $100 million, the Company may, in its discretion exercised in good faith, allocate the euro-denominated Private Placement Notes first to the Commitment Parties who are holders of existing euro-denominated Senior Notes (pro rata to their holding in such Senior Notes as indicated in the Subscription Commitment Schedule) and subsequently allocate pro rata the remaining euro-denominated Private Placement Notes to the holders of U.S. dollar-denominated Senior Notes (subject to minimum denominations). Such holders of U.S. dollar-denominated Senior Notes whose Euro Option is not fully satisfied will receive the remaining amount of its Subscription Commitment in U.S. dollar-denominated Private Placement Notes, unless the Company elects at its sole option to increase the maximum amount of euro-denominated Private Placement Notes to be issued; provided further that the Commitment Party will need to indicate the portion of its Subscription Commitment it wishes to receive in Euro-denominated Notes.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE DEBTORS. The Company and, to the extent applicable to the other Obligors, each such Obligor, hereby represents and warrants to each of the Commitment Parties as of the date hereof and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date), as follows:

3.1 Organization and Qualification; Subsidiaries. Each Obligor (a) has been duly organized, is validly existing and (to the extent such concept is applicable) is in good standing under the laws of its respective jurisdiction of organization or formation, (b) has the requisite power and authority to own its properties and assets and to conduct its business as currently conducted and (c) is duly qualified and is authorized to conduct business and is in good standing in each jurisdiction in which the nature of its business as currently conducted requires such authority or qualifications, except, in the case of this clause (c), where the failure to have such authority or qualifications would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

[2]	Date of the opening of the Safeguard

3.2 Authorization; Enforcement; Validity. Subject, in the case of any Chapter 11 Debtor, to the entry of the Approval Order and the Confirmation Order, in the case of the Company, to the entry of the French Plan Sanction Order by the French Court and the entry of the Chapter 15 Enforcement Order by the Bankruptcy Court, and in all cases to the approval of the resolutions submitted to the shareholders’ meeting of the Company for the implementation the Restructuring Equity Steps and the Share Capital Reduction (such meeting, the “EGM”), any related board resolutions of the Company or resolutions of the Directeur Général being taken and the receipt of the visa from Autorité des marchés financiers (the “AMF”) on French-language prospectuses used in connection with the Restructuring Equity Steps and the fairness opinion from an independent financial expert designated by the Company (expert indépendant) confirming that the Restructuring Equity Steps are fair from a financial perspective in accordance with the AMF General Regulation:

(a) the Obligors have all necessary corporate power and authority to enter into this Agreement and to carry out their respective obligations hereunder (including with respect to the Company (i) the issuance, offer, sale and distribution of the Private Placement Instruments and the issuance, offer and distribution of the other New Securities; and (ii) the payment, as applicable, of the Commitment Fee, the Backstop Fee, and with respect to the Obligors other than the Company, the payment or reimbursement of the Commitment Party Expenses) in accordance with the terms hereof;

(b) the execution and delivery by the Obligors of this Agreement and the performance by each Obligor of its obligations hereunder have been duly authorized by all requisite action on the part of such Obligor, and no other action on the part of such Obligor is necessary to authorize its execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement; and

(c) this Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by the other Parties, constitutes the legal, valid and binding obligation of each Obligor, enforceable against each Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally and subject to general principles of equity and except in connection with rights to indemnification and contribution thereunder that may be limited by federal or state securities laws or public policy relating thereto.

3.3 No Conflicts. Assuming that all consents, approvals, authorizations and other actions described in Sections 3.2 and 3.4 have been obtained, and except as may result from any facts or circumstances relating solely to the Commitment Parties, the execution, delivery and performance by the Obligors of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (a) violate, conflict with or result in the breach of the certificate of incorporation, articles of incorporation, bylaws, certificate of formation, operating agreement, limited liability company agreement or similar formation or organizational documents of the Obligor or any of its Subsidiaries; (b) conflict with or violate any Law or Order applicable to the Obligor or any of its respective assets or properties; (c) violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Obligor or any of its Subsidiaries is a party or to which any of their respective assets or properties are subject, except, in the case of clauses (b) and (c), for any such conflict, violation, breach or default that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4 Consents and Approvals. The execution, delivery and performance by the Company of this Agreement do not require any consent, approval, authorization or other Order of, action by, filing with or notification to, any Governmental Authority or any other Person under any of the terms, conditions or provisions of any Law or Order applicable to the Company or by which any of its respective assets or properties may be bound, except for (a) the entry of the Approval Order, the Confirmation Order and the Chapter 15 Enforcement Order, which Orders shall not be stayed, and the entry of the French Plan Sanction Order, the enforcement of which shall not be stayed, (b) the entry of the French Plan Sanction Order whose enforcement shall not be stayed, (c) the receipt of the visa from the AMF on French-language prospectuses used in connection with the Restructuring Equity Steps, (c) the fairness opinion from an independent financial expert designated by the Company (expert indépendant) confirming that the Restructuring Steps are fair from a financial perspective in accordance with the AMF General Regulation, (d) any consent, approval, authorization or other Order of, action by, filing with or notification to, any Governmental Authority or any other Person in connection therewith, (e) any consent, approval, authorization or other Order of, action by, filing with or notification to, any Governmental Authority or any other Person under any of the terms, conditions or provisions of any Law applicable to the Company with respect to the Restructuring Steps and (f) any consent, approval, authorization or other Order of, action by, filing with or notification to, any Governmental Authority or any other Person under any of the terms, conditions or provisions of any Law applicable to the Company that, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 Capitalization. The Company has 26,855,775 authorized shares of common stock with nominal value €0.80 per share, of which 22,133,149 shares are issued and outstanding as of March 31, 2017. As of the date hereof, all of the issued shares of capital stock of the Company have been duly and validly authorized, issued and delivered, and are fully paid and non-assessable and conform in all respects to the descriptions thereof contained in the Form 8-A of the Company relating thereto dated May 6, 1997 (as amended by Amendment No. 1 thereto on Form 8-A/A, dated July 20, 2016) and filed with the SEC, as further updated by the Company’s annual report on Form 20-F filed with the SEC on May 1, 2017. As of the date hereof, all of the issued and outstanding shares of capital stock or equity interests of each Subsidiary of the Company have been duly and validly authorized, issued and delivered, are fully paid and non-assessable, and are wholly owned, directly or indirectly through Subsidiaries, by the Company, free and clear of any Encumbrances (other than current and anticipated pledges of such shares or equity interests pursuant to the Definitive Documentation) except as shown on Schedule 5 hereto, which sets forth a complete list of each subsidiary (excluding dormant or insignificant subsidiaries) with the relevant jurisdiction of incorporation or organization, the Company’s direct and indirect ownership thereof and the applicable Encumbrances.

3.6 Issuance; Valid Issuance. The New Securities to be issued in connection with consummation of the Private Placement and pursuant to the terms of this Agreement and the New Common Stock, will, if and when issued and delivered on Closing (or the applicable date of exercise with respect to any Backstop Fee Instruments or Private Placement Warrants), be duly and validly authorized, issued and delivered and shall be fully paid and non-assessable, and shall be free and clear of all Taxes, Encumbrances (other than transfer restrictions imposed hereunder or by applicable Law), preemptive rights, subscription and similar rights, other than any rights set forth in or contemplated by this Agreement, the Chapter 11 Plan, the French Restructuring Plan or the Lock-Up Agreement. Assuming the accuracy of the representations and warranties of the Commitment Parties set forth in Section 4, it is not necessary in connection with the issuance of the Backstop Fee Instruments, and the issuance and sale of the New Common Stock and Private Placement Instruments to the Commitment Parties in the manner contemplated by this Agreement to register such New Common Stock or New Securities under the Securities Act.

3.7 Arm’s-Length. Each Obligor acknowledges and agrees that (a) each of the Commitment Parties is acting solely in the capacity of an arm’s-length contractual counterparty to the Company and the Obligors with respect to the transactions contemplated hereby and not as a financial advisor or a fiduciary to, or an agent of, the Company or any of its Subsidiaries and (b) no Commitment Party is advising the Company or any of its Subsidiaries as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.

3.8 Financial Statements. The (a) audited consolidated balance sheet of the Company as at December 31, 2016 and the related consolidated statements of operations and of cash flows for the fiscal year then ended, accompanied by a report thereon by Ernst & Young et Autres (the “Audited Financial Statements”) and (b) unaudited consolidated balance sheet of the Company as at March 31, 2017 and the related consolidated statements of operations and cash flows for the fiscal quarter then ended (together with the Audited Financial Statements, the “Financial Statements”), in each case, fairly present in all material respects the consolidated financial position of the Company as at such respective dates and the consolidated results of its operations and its consolidated cash flows for the fiscal year or fiscal quarter, as applicable, then ended. All such Financial Statements, including the related schedules and notes thereto, have been prepared in accordance with IFRS applied consistently throughout the periods involved.

3.9 Accounting Controls. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that are sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except in each case as previously disclosed in the Company SEC Documents. Except as disclosed in the Financial Statements or as previously disclosed in the Company SEC Documents, there are no material weaknesses or significant deficiencies in the Company’s or any of its Subsidiaries’ internal controls.

3.10 Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, as applicable to the Company, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure.

3.11 Company SEC Documents. The Company has filed with or furnished to the SEC all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it since December 31, 2016 under the Exchange Act or the Securities Act. As of their respective dates, and, if amended, as of the date of the last such amendment, each of the Company SEC Documents, including any financial statements or schedules included therein, (i) did not, when taken together with the other Company SEC Documents, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) except as previously disclosed in the Company SEC Documents, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, in each case, as applicable to the Company, as the case may be.

3.12 Absence of Certain Changes. Except as previously disclosed in the Company SEC Documents, since December 31, 2016, no change, event, occurrence, development, or state of facts has occurred or exists that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.13 No Violation; Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation or equivalent constitutional document. Except as previously disclosed in the Company SEC Documents, neither the Company nor any of its Subsidiaries is or has been at any time since January 1, 2016 in violation of any Law, except for any such violations that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in material liability to the Group taken as a whole.

3.14 Legal Proceedings. Except as previously disclosed in the Company SEC Documents and other than the Restructuring Proceedings and any adversary proceedings or contested motions commenced in connection therewith, there are no material legal, governmental, administrative, judicial or regulatory investigations, audits, actions, suits, claims, arbitrations, demands, demand letters, claims, notices of noncompliance or violations, or proceedings (“Legal Proceedings”) pending or, to the Company’s knowledge, threatened to which the Company or any of its Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject, in each case that would reasonably be expected to materially and adversely impact the validity or enforceability of this Agreement, the Chapter 11 Plan, the French Restructuring Plan, the Lock-Up Agreement or any of the Definitive Documentation or that, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15 Labor Relations. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) there are no strikes or other labor disputes pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, (b) the hours worked and payments made to employees of the Company or any of its Subsidiaries have not been in violation the U.S. Fair Labor Standards Act or any other applicable Law dealing with such matters and (c) all payments due from the Company or any of its Subsidiaries or for which any claim may be made against the Company or any of its Subsidiaries on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Company and its Subsidiaries to the extent required by IFRS. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the Financial Restructuring will not give rise to a right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement to which the Company or any of its Subsidiaries (or any predecessor) is a party or by which the Company or any of its Subsidiaries (or any predecessor) is bound.

3.16 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each of the Company and its Subsidiaries owns, or possesses the right to use, all of the patents, patent rights, trademarks, service marks, trade names, copyrights, mask works, domain names, and any and all applications or registrations for any of the foregoing (collectively, “Intellectual Property Rights”) that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person, (b) to the Company’s knowledge, none of the Company or any of its Subsidiaries nor any Intellectual Property Right, proprietary right, product, process, method, substance, part, or other material now employed, sold or offered by or contemplated to be employed, sold or offered by such Person, is interfering with, infringing upon, misappropriating or otherwise violating any valid Intellectual Property Rights of any Person and (c) no claim or litigation regarding any of the foregoing is pending or, to the Company’s knowledge, threatened.

3.17 Title to Real and Personal Property.

(a) Real Property. Except as previously disclosed in the Company SEC Documents, each of the Company and each of its Subsidiaries has valid fee simple title to, or valid leasehold interest in, or easements or other limited property interests in, all of its Real Properties and has valid title to its personal property and assets, in each case, free and clear of any Encumbrances except for Permitted Encumbrances and except for defects in title that would not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes or that would not materially affect the value thereof; provided, however, that the enforceability of such leased Real Properties may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws now or hereafter in effect relating to or affecting creditor’s rights generally or general principles of equity, including the Restructuring Proceedings.

(b) Leased Real Property. Each of the Company and each of its Subsidiaries is in compliance in all material respects with all obligations under all leases to which it is a party that have not been rejected in the Restructuring Proceedings, and neither the Company nor any of its Subsidiaries has received written notice of any good faith claim asserting that such leases are not in full force and effect, that, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to materially interfere with its ability to conduct its business as currently conducted. Each of the Company and each of its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to materially interfere with its ability to conduct its business as currently conducted.

(c) Personal Property. Each of the Company and each of its Subsidiaries owns or possesses the right to use all Intellectual Property Rights and all licenses and rights with respect to any of the foregoing that are material to the conduct of its business, without any conflict (of which the Company or any of its Subsidiaries has been notified in writing) with the rights of others, and free from any burdensome restrictions on the present conduct of the Company and its Subsidiaries, as the case may be, except where such conflicts and restrictions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.18 No Undisclosed Relationships. Other than Contracts or other direct or indirect relationships between or among the Company and any of its Subsidiaries, there are no Contracts or other direct or indirect relationships existing as of the date hereof between or among the Company and any of its Subsidiaries, on the one hand, and any director, officer or greater than five percent (5%) stockholder of the Company, on the other hand, that is required by the Exchange Act to be described in the Company’s filings with the SEC and that is not so described, except for the transactions contemplated by this Agreement. Any Contract existing as of the date hereof between or among the Company and its Subsidiaries, on the one hand, and any director, officer or greater than five percent (5%) stockholder of the Company, on the other hand, that is required by the Exchange Act to be described in the Company’s filings with the SEC is filed as an exhibit to, or incorporated by reference as indicated in, the Annual Report on Form 20-F for the year ended December 31, 2016 that the Company filed on May 1, 2017, or any other Company SEC Document filed between May 1, 2017 and the date hereof.

3.19 Licenses and Permits. The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, have made all declarations and filings with and have maintained all financial assurances required by, the appropriate Governmental Authorities that are necessary for the ownership or lease of their respective properties and the conduct of their respective businesses, except where the failure to possess, make or give the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries (i) has received notice in writing from the applicable Governmental Authority of any revocation or modification of any such license, certificate, permit or authorization or (ii) has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except to the extent that any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.20 Certain Environmental Matters. (a) The Company and each of its Subsidiaries (i) are in compliance with all, and have not violated any, applicable federal, state, local and foreign laws (including common law), rules, regulations, requirements, decisions, judgments, decrees, orders and other legally enforceable requirements relating to pollution or the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all, and have not violated any, permits, licenses, certificates or other authorizations or approvals required of them under any Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (b) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or any of its subsidiaries, except in the case of each of clauses (a) and (b) above, for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (c) there is no Legal Proceeding that is pending under any Environmental Laws, that would reasonably be expected to have a Material Adverse Effect; (d) the Company and each of its Subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that would reasonably be expected to have a Material Adverse Effect; and (e) neither the Company nor any of its Subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

3.21 Tax Returns.

(a) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, each of the Company and the Subsidiaries has timely filed all non-U.S., U.S. federal, state and local tax returns that are required to be filed, or has validly requested extensions thereof.

(b) Except (i) as would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole, (ii) for Taxes, assessments, fines or penalties that are being contested in good faith by appropriate proceedings or for which adequate reserves or provisions have been set aside on the Company’s books in accordance with IFRS and (iii) to the extent that non-payment is permitted by the Bankruptcy Code or the French Cases, each of the Company and the Subsidiaries has timely paid all Taxes required to be paid by it and any other assessment, fine or penalty levied against it.

3.22 Employee Benefit Plans.

(a) Neither the Company nor any of its Subsidiaries nor any of their ERISA Affiliates sponsors, maintains or contributes to any Multiemployer Plan or a plan that is subject to Title IV of ERISA and, in the last six years, neither the Company nor any of its Subsidiaries nor any of their ERISA Affiliates has sponsored, maintained or contributed to any Multiemployer Plan or plan that is subject to Title IV of ERISA. No condition exists that could reasonably be expected to result in any material liability to the Group taken as a whole under Title IV of ERISA.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or threatened claims, sanctions, actions or lawsuits, asserted or instituted against any Company Benefit Plan or any Person as fiduciary or sponsor of any Company Benefit Plan, in each case other than claims for benefits in the normal course.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all compensation and benefit arrangements of the Company and its Subsidiaries and all Company Benefit Plans comply and have complied in both form and operation with their terms and all applicable Laws and legal requirements in all material respects, and neither the Company nor any of its Subsidiaries has any obligation to provide any individual with a “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or 4999 of the United States Internal Revenue Code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all liabilities (including all employer contributions and payments required to have been made by the Company or any of its Subsidiaries) under or with respect to any compensation or benefit arrangement of the Company or any of its Subsidiaries have been properly accounted for in the Company’s financial statements in accordance with IFRS.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Company and each of its Subsidiaries has complied and is currently in compliance with all Laws and legal requirements in respect of personnel, employment and employment practices; (ii) all service providers of each of the Company and each of its Subsidiaries are correctly classified as employees, independent contractors, or otherwise for all purposes (including any applicable tax and employment policies or law); and (iii) the Company and its Subsidiaries have not and are not engaged in any unfair labor practice.

3.23 Insurance. The Company and each of its Subsidiaries have insurance covering their respective properties, including business interruption insurance, operations, personnel and businesses, which insurance is in amounts and insures against such losses and risks as are prudent and customary in the businesses in which they are engaged taking into account the Company and its Subsidiaries’ level of risk and the cost of insurance coverage; and neither the Company nor any of its Subsidiaries has (a) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (b) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

3.24 No Unlawful Payments. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries, or any agent, affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law; or (d) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, except, in each case, with regard to matters previously disclosed in the Company SEC Documents. The Company and its Subsidiaries have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures reasonably designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

3.25 Compliance with Anti-Money Laundering Laws. The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

3.26 Compliance with Sanctions Laws. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of its or their directors or officers, nor any employee, agent, affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant European sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the Private Placement, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (a) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (b) to fund or facilitate any activities of or business in country or territory that is currently the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria and Crimea where this will be in violation of Sanctions, or (c) in any other manner that will result in a violation by any person (including any person participating in the Financial Restructuring, whether as an advisor, investor or otherwise) of Sanctions. To the knowledge of the Company, the Company and its Subsidiaries operate, and have operated for the past five years, without violating any applicable Sanctions.

3.27 Transfer Taxes. There are no documentary, stamp or similar issuance taxes imposed by the United States, Luxembourg or the Republic of France required to be paid by the Commitment Parties in connection with the issuance of the New Securities to the Commitment Parties.

3.28 No Broker’s Fees. Neither the Company nor any of its Subsidiaries is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Commitment Parties for a brokerage commission, finder’s fee or like payment in connection with the Private Placement or the other transactions comprising the Financial Restructuring.

3.29 Investment Company Act. Neither the Company nor any of its Subsidiaries is, and after giving effect to the offering and sale of the Private Placement Instruments, the issuance of the other New Securities and the application of the proceeds therefrom, none of them will be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

3.30 No Alternative Proposals. As of the date hereof, the Company is not pursuing, or in discussions or negotiations regarding, any solicitation, offer or proposal from any Person concerning any actual or proposed Alternative Proposal and, as applicable, has terminated any existing discussions or negotiations regarding any actual or proposed Alternative Proposal.

Section 4. REPRESENTATIONS AND WARRANTIES OF THE COMMITMENT PARTIES. Each Commitment Party represents and warrants, severally and not jointly, to each Obligor as of the date hereof and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date), as follows:

4.1 Organization and Qualification; Subsidiaries. Such Commitment Party has been duly organized and is validly existing and, except as would not reasonably be expected to have, individually or in the aggregate, a Commitment Party Material Adverse Effect with respect to such Commitment Party, is in good standing under the laws of its jurisdiction of organization, with the requisite power and authority to own its properties and conduct its business as currently conducted.

4.2 Authorization; Enforcement; Validity. Such Commitment Party has all necessary corporate, limited liability company or equivalent power and authority to enter into this Agreement and to carry out, or cause to be carried out, its obligations hereunder in accordance with the terms hereof. The execution and delivery by such Commitment Party of this Agreement and the performance by such Commitment Party of its obligations hereunder have been duly authorized by all requisite action on the part of such Commitment Party, and no other action on the part of such Commitment Party is necessary to authorize the execution and delivery by such Commitment Party of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Commitment Party, and assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes the legal, valid and binding obligation of such Commitment Party, enforceable against such Commitment Party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

4.3 No Conflicts. The execution, delivery, and performance by such Commitment Party of this Agreement do not and will not (a) violate any provision of the organizational documents of such Commitment Party; (b) conflict with or violate any Law or Order applicable to such Commitment Party or any of its respective assets or properties; (c) violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Commitment Party is a party or to which any of its assets or properties are subject, or result in the creation of any Encumbrance on any of its assets or properties, except, in the case of clauses (b) and (c), for any such conflict, violation, breach or default that would not reasonably be expected to have, individually or in the aggregate, a Commitment Party Material Adverse Effect on such Commitment Party.

4.4 Consents and Approvals. The execution, delivery and performance by such Commitment Party of this Agreement do not require any consent, approval, authorization or other Order of, action by, filing with or notification to, any Governmental Authority or any other Person under any of the terms, conditions or provisions of any Law or Order applicable to such Commitment Party or by which any of its assets or properties may be bound, any contract to which such Commitment Party is a party or by which such Commitment Party may be bound, except for any consent, approval, authorization or other Order of, action by, filing with or notification to, any Governmental Authority or any other Person under any of the terms, conditions or provisions of any Law or Order applicable to such Commitment Party that, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Commitment Party Material Adverse Effect with respect to such Commitment Party.

4.5 Investor Representation. It is an Eligible Holder that makes the representations and warranties set out in Schedule 4 hereto.

4.6 Sufficient Funds. Such Commitment Party has sufficient assets and the financial capacity to perform all of its obligations under this Agreement, including the ability to fully fund such Commitment Party’s Commitment.

4.7 Senior Notes Debt. As of the date such Commitment Party enters this Agreement, such Commitment Party beneficially holds, or manages, advises or sub-advises funds, entities or accounts that beneficially hold, the Senior Notes identified on its signature page to this Agreement, and in any Joinder Agreement or Transfer Notices hereto.

4.8 Execution of Lock-Up Agreement and Joinder Agreement. Solely with respect to any Additional Commitment Party, such Additional Commitment Party has executed a Joinder Agreement and an Accession Letter to the Lock-Up Agreement.

4.9 French Tax. Each Commitment Party represents, warrants and agrees it is neither incorporated nor acting through an office or through affiliates situated in a non-cooperative state or territory as defined under Article 238-0 A of the French Tax Code for the purpose of this Agreement.

4.10 No Shareholding in the Company. As of the Closing Date, each entity designated by a Commitment Party to receive the Private Placement Notes is not and will not be, as a result of the Financial Restructuring or otherwise, a shareholder of the Company.

Section 5. ADDITIONAL COVENANTS.

5.1 Approval Motion and Approval Order. The Chapter 11 Debtors shall file by [•],3 and use commercially reasonable efforts thereafter to diligently prosecute, the Approval Motion seeking entry of the Approval Order.

5.2 Lock-Up Agreement. Each Party agrees to comply with its respective obligations under the Lock-Up Agreement in accordance with the terms thereof.

5.3 Commercially Reasonable Efforts. Each Party hereby agrees to use its commercially reasonable efforts to timely satisfy (if applicable) each of the conditions under Sections 6 and 7 of this Agreement.

5.4 Further Assurances. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other Party may reasonably request to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. Nothing in this Agreement shall require any Commitment Party to incur any out of pocket fees, costs or expenses unless the Company has agreed to reimburse such fees, costs or expenses.

5.5 Use of Proceeds. The Group shall use the net proceeds from the transactions contemplated hereby solely as provided herein and in the Term Sheet.

5.6 Commitment Party Expenses. To the extent not otherwise paid pursuant to other Orders of the Bankruptcy Court, and to the extent permitted by applicable law, the Chapter 11 Obligors (subject to entry of the Approval Order) agree to reimburse all reasonable fees, costs and expenses of the Ad Hoc Group Advisors to the extent that they relate to the Chapter 11 Legal Work and the Chapter 11 Financial Work (as such terms are defined in the Lock-Up Agreement) (“Commitment Party Expenses”) in accordance with Clause 6.2 of the Lock-Up Agreement, and no later than the later of the Effective Date or the Closing Date.

5.7 Conduct of the Business of Group. From the date hereof until the Closing Date, each of the Obligors shall operate its business and take reasonable steps to preserve its business in accordance with Clause 6.4 of the Lock-Up Agreement.

5.8 KYC Disclosures. In no event later than one (1) Business Day prior to the Reference Date, any Commitment Party that does not hold its Senior Notes in Euroclear Bank or Clearstream Luxembourg shall be required to complete and deliver certain “know your customer” requirements to the satisfaction of the Private Placement Agent. Any Commitment Party failing to comply with this Section 5.8 shall be deemed a Defaulting Commitment Party.

[3]	Seven (7) days of the supervisory judge’s order per Clause 6.9 of the Lock-Up Agreement.

Section 6. CONDITIONS TO THE COMMITMENT PARTIES’ OBLIGATIONS. The Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any one or more of which may be waived in writing by the Required Commitment Parties and the Required Backstop Parties:

6.1 Representations and Warranties. (a) All of the representations and warranties made by the Obligors in this Agreement shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties expressly speak as of an earlier date, which shall be true and correct as of such date); and (b) the Obligors and their respective Subsidiaries shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed by them on or prior to the Closing Date or such earlier date as may be applicable.

6.2 Chapter 11 Plan. The Chapter 11 Plan shall not have been modified, amended or supplemented in any manner that is materially inconsistent with the Lock-Up Agreement (including the Term Sheet and the Milestones Schedule).

6.3 Confirmation Order. The Confirmation Order shall have been entered by the Bankruptcy Court, which Order shall not be stayed.

6.4 French Plan Sanction Order. The French Court shall have sanctioned the French Restructuring Plan pursuant to the French Plan Sanction Order, the enforcement of which is not stayed.

6.5 Chapter 15 Enforcement Order. The Chapter 15 Enforcement Order shall have been entered by the Bankruptcy Court, which Order shall not be stayed.

6.6 Definitive Documentation. The Definitive Documentation (except for any applications, motions or other pleadings) have been entered into, approved or released.

6.7 Effective Date. The Effective Date (subject to the Closing) shall have occurred, in accordance with the terms and conditions in the Chapter 11 Plan, the French Restructuring Plan, the Confirmation Order and the French Plan Sanction Order.

6.8 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, and there shall not exist, any event that constitutes, individually or in the aggregate, a Material Adverse Effect.

6.9 Lock-Up Agreement. The Lock-Up Agreement must remain in effect through the Effective Date.

Section 7. CONDITIONS TO THE COMPANY’S OBLIGATIONS. The Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any one or more of which may be waived in writing by the Company:

7.1 Representations and Warranties. (a) All of the representations and warranties made by the applicable Commitment Party in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made at and as of the Closing Date (except to the extent such representations and warranties expressly speak as of an earlier date, which shall be true and correct as of such date) and (b) the applicable Commitment Party shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed by such Commitment Party on or prior to the Closing Date.

7.2 Confirmation Order. The Confirmation Order shall have been entered by the Bankruptcy Court, which Order shall not be stayed.

7.3 French Plan Sanction Order. The French Court shall have sanctioned the French Restructuring Plan pursuant to the French Plan Sanction Order, the enforcement of which is not stayed.

7.4 Chapter 15 Enforcement Order. The Chapter 15 Enforcement Order shall have been entered by the Bankruptcy Court, which Order shall not be stayed.

7.5 The EGM. The EGM shall have approved all of the resolutions necessary to implement the Financial Restructuring.

7.6 Independent Expert Report. A Company-designated independent financial expert designated by the Company (expert indépendant) within the meaning of the AMF General Regulations shall have confirmed that the Restructuring Equity Steps are fair, in accordance with the AMF General Regulations.

7.7 Stock Market Authorities and other Authorization. The Company shall have obtained all prior stock market authorities’ authorization(s) and all other prior governmental authorizations necessary to implement the Financial Restructuring, including the visa of the AMF on the relevant French prospectuses used in connection with the Restructuring Equity Steps.

7.8 Effective Date. The Effective Date (subject only to the Closing) shall have occurred in accordance with the terms and conditions in the Chapter 11 Plan, the French Restructuring Plan, the Confirmation Order and the French Plan Sanction Order.

7.9 No Legal Impediment to Issuance. No Law or Order shall have become effective or been enacted, adopted or issued by any Governmental Authority that prohibits the implementation of the Chapter 11 Plan or the transactions contemplated by this Agreement.

7.10 AMF Waiver. The members of the Ad Hoc Senior Noteholder Committee (as such term is defined in the Lock-Up Agreement), if they deem necessary, shall have obtained a final waiver (i.e. in the absence of challenge ten days after the publication of the waiver or after any decision of the Paris court of appeals in the case of a challenge of the waiver within the ten day deadline (if any)) from the AMF to launch a mandatory tender offer.

Section 8. TERMINATION.

(a) Termination by the Required Commitment Parties. This Agreement may be terminated following the occurrence of any of the following events (each a “Commitment Party Termination Event”) at any time (x) automatically upon the occurrence of the Commitment Party Termination Event under clause (iii) hereof, or (y) by the Required Commitment Parties immediately upon delivery of written notice to the Parties:

(i) the failure of any of the conditions set forth in Section 6 hereof to be satisfied or waived, which failure cannot be cured or is not cured before the later of (A) ten (10) Business Days after receipt of written notice thereof by the Company from such Commitment Party and (B) the Commitment Outside Date;

(ii) an Obligor breaches any representation or warranty or breaches any covenant applicable to it in any material respect under this Agreement, and if such breach is curable, it is not cured or waived before the later of (A) ten (10) Business Days after receipt of written notice by the Company from such Commitment Party and (B) the Commitment Outside Date;

(iii) the Lock-Up Agreement is terminated in accordance with its terms;

(iv) if any of the events set forth in the Milestones Schedule has not occurred by the date specified in respect of such event in the Milestones Schedule, except as otherwise provided in the provisos to Clause 12.1(b) of the Lock-Up Agreement.

(v) the shareholder vote in respect of the Safeguard Plan is not held on or prior to October 31, 2017;

(vi) after the date any Definitive Documentation is filed in the Chapter 11 Cases or the French Cases or entered into, if the versions of such documents are modified, amended or supplemented without the required consents of the applicable parties described in the definition of “Definitive Documentation” hereto (except for minor or technical amendments that do not materially adversely affect the Commitment Parties);

(vii) the Bankruptcy Court shall have entered an order appointing, in respect of any of the Debtors, (A) a trustee under Section 1104(a) of the Bankruptcy Code or (B) an examiner under Section 1104(c) of the Bankruptcy Code with enlarged powers beyond those set forth in Section 1106(a)(3)-(4) under Section 1106(b) of the Bankruptcy Code; provided that the appointment of any of the parties identified in the immediately preceding clauses (A) and (B) shall not result in a Commitment Party Termination Event enforceable by any Commitment Party that requested or supported such appointment;

(viii) the Debtors’ Chapter 11 Cases are dismissed or converted to cases under chapter 7 of the Bankruptcy Code;

(ix) any Governmental Authority of competent jurisdiction, including the Bankruptcy Court, enters an Order (A) declaring this Agreement or any material portion hereof to be unenforceable or (B) preventing consummation of the Chapter 11 Plan or any material portion thereof, which, in each case, has not been revoked or dismissed within fourteen (14) days of it being made;

(x) the Chapter 11 Plan is withdrawn or any of the Debtors or the Ad Hoc Secured Lender Committee (as defined in the Lock-Up Agreement) publicly announces its intention not to support the Chapter 11 Plan or the French Restructuring Plan, or the Debtors file any motion or pleading with the Bankruptcy Court or French Court that is materially inconsistent with this Agreement, the Lock-Up Agreement or the transactions contemplated by any of the foregoing and materially adverse to the Commitment Parties;

(xi) the Company consents to or supports an Alternative Proposal, including but not limited to (x) filing with the Bankruptcy Court or publicly announcing that it will file with the Bankruptcy Court, any plan of reorganization or liquidation other than the Chapter 11 Plan, (y) becoming party to any plan support, restructuring or similar agreement that provides for a restructuring or plan that is not, in the reasonable determination of the Required Commitment Parties, consistent in all material respects with this Agreement, the Lock-Up Agreement or the transactions contemplated by any of the foregoing, or (z) entering into or supporting alternative debt financing from the same or alternative sources as the Private Placement (including alternative backstop arrangements) the proceeds of which would be used for purposes similar to or to replace those contemplated by the Private Placement; provided that none of the actions or steps taken by the Obligors in accordance with Clause 9(b) of the Lock-Up Agreement shall be deemed to trigger a Commitment Party Termination Event under this clause (xi); or

(xii) the Bankruptcy Court denies the Approval Motion.

(b) Termination by Individual Commitment Parties. Any Commitment Party shall have the right to terminate this Agreement with respect to itself (and not with respect to any other Commitment Party) upon written notice to the other Parties if the Closing Date has not occurred by the Commitment Outside Date (a “Terminating Commitment Party”).

(c) Termination by the Company. This Agreement may be terminated by the Company following the occurrence of any of the following events immediately upon delivery of written notice to the Parties:

(i) the Closing Date has not occurred by the Commitment Outside Date;

(ii) the failure of any of the conditions set forth in Section 7 hereof to be satisfied or waived, which failure cannot be cured or is not cured before the later of (A) ten (10) Business Days after receipt of written notice thereof by the Commitment Parties from the Company and (B) the Commitment Outside Date;

(iii) other than a Commitment Party Default, any Commitment Party breaches any representation or warranty or breaches any covenant applicable to it in any material respect under this Agreement and if such breach is curable, it is not cured before the later of (A) ten (10) Business Days after receipt of written notice by such Commitment Party from the Company and (B) the Commitment Outside Date; provided that any termination under this clause (iii) shall be effective only with respect to such breaching Commitment Party (a “Terminated Commitment Party”);

(iv) a Commitment Party Default that has not been cured by such Defaulting Commitment Party or the Backstop Parties in accordance with the terms of Section 2.6 hereof;

(v) in the event any of the resolutions submitted to the EGM for the implementation of the Restructuring Equity Steps and the Share Capital Reduction is rejected by the shareholders, if a Judicial Reorganization has not been commenced on or before the date that is fifteen (15) days after the date of such rejection;

(vi) the fairness opinion from the Company-designated independent financial expert (expert indépendant) does not confirm that the Restructuring Equity Steps are fair from a financial perspective in accordance with the AMF General Regulations or such fairness opinion is not rendered by the Company-designated independent financial expert (expert indépendant);

(vii) the visas on French-language prospectuses used in connection with the Restructuring Equity Steps are not delivered by the AMF;

(viii) the Lock-Up Agreement is terminated in accordance with its terms;

(ix) (a) the French Court rejects the Safeguard Plan and the Company does not subsequently enter into a Judicial Reorganization or (b) the Bankruptcy Court denies the confirmation of the Chapter 11 Plan;

(x) any Governmental Authority of competent jurisdiction, including the Bankruptcy Court or the French Court, enters an Order (A) declaring this Agreement, the Lock-Up Agreement or any material portion hereof or thereof to be unenforceable or (B) preventing consummation of the Chapter 11 Plan, the French Restructuring Plan or any material portion thereof;

(xi) an order converting all of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code is entered by the Bankruptcy Court; or

(xii) the entry of an order dismissing all of the Debtors’ Chapter 11 Cases.

(d) Mutual Termination. This Agreement may be terminated by the mutual written consent of the Company and the Required Commitment Parties.

(e) Effect of Individual Commitment Party Termination. Upon a termination of this Agreement in accordance with Section 8(b) with respect to a Terminating Commitment Party, such Terminating Commitment Party shall have no continuing liability or obligation to any other Party hereunder and the provisions of this Agreement shall have no further force or effect with respect to such Terminating Commitment Party, except for the provisions in Sections 9, 10, and this Section 8, each of which shall survive termination of this Agreement; provided, however, that no such termination (including the updating of the Schedules hereto in accordance with Section 8(g)) shall relieve any Terminating Commitment Party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination and the rights of any Party as it relates to such breach or non-performance by any Commitment Party shall be preserved in the event of the occurrence of such breach or non-performance.

(f) Effect of Company, Required Commitment Parties or Mutual Termination. Upon a termination of this Agreement in accordance with Sections 8(a), 8(c) or 8(d), no Party shall have any continuing liability or obligation to any other Party hereunder and the provisions of this Agreement shall have no further force or effect except for the provisions in Sections 5.6, 9, 10, and this Section 8, each of which shall survive termination of this Agreement; provided that no such termination shall relieve any Party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination and the rights of any Party as it relates to such breach or non-performance by any Party shall be preserved in the event of the occurrence of such breach or non-performance.

(g) Updated Schedules. Upon a termination of this Agreement in accordance with Sections 8(b) or 8(c)(iii), the applicable Schedules hereto shall be updated by the Company (in consultation with the Ad Hoc Group Advisors) to reflect that (a) such Terminated Commitment Party or Terminating Commitment Party’s Private Placement Claim Amount shall be $0 and its Private Placement Percentage shall be 0% and (b) the Backstop Parties’ Private Placement Percentages and/or Backstop Percentages shall be adjusted accordingly to reflect their commitment to backstop such amounts.

Section 9. INDEMNIFICATION; EXCULPATION.

9.1 Indemnification by Chapter 11 Obligors. Subject to entry of the Approval Order, each Chapter 11 Obligor (each an “Indemnifying Party”) jointly and severally agrees to indemnify and hold harmless the Indemnified Parties from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel but excluding Taxes of the Commitment Parties except to the extent otherwise provided for in this Agreement) (collectively, “Losses”), that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to this Agreement or the transactions contemplated hereby, the payment of the Commitment Party Expenses or performance of any other obligations of the Chapter 11 Obligors hereunder, any use made or proposed to be made with the proceeds of the Commitments, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto (an “Indemnified Claim”), and the Chapter 11 Obligors shall reimburse each Indemnified Party within five (5) Business Days for reasonable and documented fees and expenses of counsel (which, so long as there are no conflicts among such Indemnified Parties, shall be limited to one law firm serving as counsel for the Indemnified Parties) and other reasonable and documented expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether or not the transactions contemplated by this Agreement or the Financial Restructuring are consummated or whether or not this Agreement is terminated; provided that the foregoing indemnity will not, as to any Indemnified Party, apply to Losses (a) solely arising out of, in connection with or relating to the

Safeguard, the Judicial Reorganization, any other French insolvency proceedings of Book VI of the French commercial code or any other judicial proceeding opened in France, or the rights or obligations of the Company hereunder; (b) as to a Defaulting Commitment Party (unless such Party cures the default within the three (3) Business Day period referred to in Section 2.6(a)) or any Indemnified Party related thereto, caused by a Commitment Party Default by such Defaulting Commitment Party, (c) as to a Terminated Commitment Party or any Indemnified Party related thereto, caused by its material and uncured breach or non-performance of its material obligations hereunder prior to the date of its termination, or (d) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the bad faith, actual fraud, willful misconduct or gross negligence of such Indemnified Party. In no event, however, shall any Indemnifying Party be liable on any theory of liability for any special, indirect, consequential or punitive damages. Without the prior written consent of the Indemnified Parties, each Chapter 11 Obligor agrees that it will not enter into any settlement of any lawsuit, claim or other proceeding arising out of this Agreement, the Definitive Documentation, or the transactions contemplated hereby or thereby, unless such settlement (i) includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Parties and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of any Indemnified Party. No Indemnified Party shall settle any lawsuit, claim, or other proceeding arising out of this Agreement, the Definitive Documentation, or the transactions contemplated hereby or thereby without the prior written consent of the Chapter 11 Obligors. This provision will be in addition to the rights of each and all of the Indemnified Parties with respect to any action against the Chapter 11 Obligors for breach of any term of this Agreement. The Chapter 11 Obligors acknowledge and agree that each and all of the Indemnified Parties shall be treated as third-party beneficiaries with rights to bring an action against any Obligor under this Section 9.

9.2 Indemnification Procedure. Promptly after receipt by an Indemnified Party of notice of the commencement of any claim, challenge, litigation, investigation or proceeding regarding an Indemnified Claim, such Indemnified Party will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, notify the Indemnifying Party in writing of the commencement thereof; provided that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent the Indemnified Party has been materially prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party otherwise than on account of this Section 9. In case any such Indemnified Claims are brought against any Indemnified Party and the Indemnified Party notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, at its election by providing written notice to such Indemnified Party, the Indemnifying Party will be entitled to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Party; provided that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Party and the Indemnifying Party and based on advice of such Indemnified Party’s counsel there is a potential conflict of interest or there are legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, such Indemnified Party shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims. Upon receipt of notice from the Indemnifying Party to such Indemnified Party of the Indemnifying Party’s election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Party, the Indemnifying Party shall not be liable to such Indemnified Party for expenses incurred by such Indemnified Party in connection with the defense thereof or participation therein (other than reasonable costs of investigation, discovery, production and preparation for litigation or settlement thereof) unless (i) such Indemnified Party shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Parties who are parties to such Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required)), (ii) the Indemnifying Party shall not have employed counsel reasonably acceptable to such Indemnified Party to represent such Indemnified Party within two (2) Business Days after the Indemnifying Party has received notice of commencement of the Indemnified Claims from, or delivered on behalf of, the Indemnified Party, (iii) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Party determines in good faith that the Indemnifying Party has failed or is failing to defend such claim and provides written notice of such determination and the basis for such determination, and such failure is not reasonably cured within five (5) Business Days of receipt of such notice, or (iv) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Party. Notwithstanding anything herein to the contrary, the Obligors shall have sole control over any Tax controversy or Tax audit and shall be permitted to settle any liability for Taxes of the Obligors.

Section 10. MISCELLANEOUS.

10.1 Payments. All payments made by or on behalf of the Company or any of its Affiliates to a Commitment Party or its assigns, successors or designees pursuant to this Agreement shall be without withholding, set-off, counterclaim or deduction of any kind, unless such withholding, set-off, counterclaim or deduction is required by law or expressly provided herein.

10.2 Arm’s-Length Transaction. The Obligors acknowledge and agree that (i) the Commitments, the Private Placement and any other transactions described in this Agreement are an arm’s-length commercial transaction between the Parties and (ii) the Commitment Parties have not assumed nor will they assume an advisory or fiduciary responsibility in the Group’s favor with respect to any of the transactions contemplated hereby or the process leading thereto, and no Commitment Party shall have any obligation to the Group with respect to the transactions contemplated hereby except those obligations expressly set forth in this Agreement or the Definitive Documentation to which it is a party.

10.3 Confidentiality. The Parties agree that the Backstop Commitment Schedule and Subscription Commitment Schedule, which are intentionally redacted herefrom, the name of the Commitment Parties (other than those disclosed in the body of this Agreement) and the Senior Note holdings of the Commitment Parties shall not be disclosed to any Party other than (i) the Company and the Backstop Parties and their respective applicable officers, directors, employees, Affiliates, members, partners, attorneys, accountants, agents and advisors on a need-to-know and confidential basis, (ii) the Committees (as defined in the Lock-Up Agreement) (on an advisors’ eyes-only basis) and (iii) in any legal, judicial or administrative proceeding (including, to the extent required, in connection with the Restructuring Proceedings) solely as required by law or regulation (including disclosure in offering documents to be prepared for the Restructuring Steps, which may require disclosure relating to large holders of shares or warrants issued by the Company) or as requested by a Governmental Authority (in which case the Company and each Commitment Party agree, to the extent permitted by law, to inform each other promptly in advance thereof (other than in connection with any audit or examination by bank accountants or any governmental, regulatory or self-regulatory authority exercising examination or regulatory authority)); provided that the form of this Agreement (but not the Schedules hereto) may be disclosed by the Company in connection with seeking entry of the Approval Order, confirmation of the Chapter 11 Plan or as otherwise required by Order of the Bankruptcy Court.

10.4 Survival. The representations and warranties made in this Agreement will not survive Closing and shall expire and be of no further force and effect simultaneously therewith.

10.5 No Waiver of Rights. All waivers hereunder must be made in writing, and the failure of any Party at any time to require another Party’s performance of any obligation under this Agreement shall not affect the right subsequently to require performance of that obligation. Any waiver of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provision or a waiver or modification of any other provision.

10.6 Notices. The notice information for each Commitment Party shall be set forth in Schedule 3 hereto, and shall be modified from time to time as necessary. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile, by electronic mail or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for any Party as shall be specified by such Party in a notice given in accordance with this Section).

(a)	If to the Company, to:

CGG S.A.

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris, France

Fax: +33 1 64 47 34 29

beatrice.place-faget@CGG.com

Attention: General Counsel

With a copy to:

Linklaters LLP

25 rue de Marignan

75008 Paris, France

Fax: +33 1 43 59 41 96

luis.roth@linklaters.com

Attention: Luis Roth

(b)	If to the Chapter 11 Debtors, to:

CGG S.A.

Tour Maine Montparnasse 33,

avenue du Maine

75015 Paris, France

Fax: +33 1 64 47 34 29

beatrice.place-faget@CGG.com

Attention: General Counsel

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP1285 Avenue of the Americas

New York, NY 10019-6064

Fax: +1 212 492 0545

bhermann@paulweiss.com

Attention: Brian S. Hermann

(c)	If to a Commitment Party, to the mailing address or facsimile number set forth on Schedule 3 hereto (as such schedule may be updated).

With a copy (which shall not constitute notice to such Commitment Party) to counsel to the Ad Hoc Noteholder Group:

Willkie Farr & Gallagher LLP

21-23 rue de la Ville-l’Evêque

75008 Paris, France

Fax: +33 1 40 06 96 06

lspizzichino@willkie.com

gflandin@willkie.com

Attention:     Lionel Spizzichino

Gabriel Flandin

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Fax: (212) 728-8111

jlongmire@willkie.com

weguchi@willkie.com

Attention:     John Longmire

Weston T. Eguchi

(d)	If to the Private Placement Agent, to:

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Fax: +44 (0) 20 3004 1590

VParzyjagla@lucid-is.com

Attention: Victor Parzyjagla

Any of the foregoing addresses or facsimile numbers may be changed by giving notice of such change in the foregoing manner, except that notices for changes of address or facsimile number shall be effective only upon receipt.

10.7 Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the agreements and documents referenced herein constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof.

10.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as set forth in Section 2.7 hereof, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties.

10.11 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and, except as expressly set forth in Section 9, nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

10.12 Amendment. This Agreement may not be altered, amended, or modified except by a written instrument executed by or on behalf of the Obligors, the Required Backstop Parties and the Required Commitment Parties; provided that (a) if an amendment or waiver which, in each case, is minor or technical is requested, the Obligors and the Required Backstop Parties may amend or waive the relevant provisions of this Agreement without the consent of any other Commitment Party and any such amendment or waiver will be binding on all Parties; and (b) any waiver, change, modification or amendment that disproportionately adversely affects the rights or treatment of any Commitment Party (in any capacity) under this Agreement, may not be made without the written consent of each such disproportionately adversely affected Commitment Party. For the avoidance of doubt, any waiver, modification, amendment or supplement that would have the effect of (i) increasing any Commitment Party’s aggregate Commitment, or (ii) extending any Commitment Party’s obligations in respect of its Commitment later than the Commitment Outside Date, in each case, shall require the consent of such Commitment Party. Notwithstanding the foregoing, any updates to the Schedules performed in accordance with the terms of this Agreement shall not be deemed an amendment or modification of this Agreement. In performing this Agreement, subject to Section 2.6(b), the Private Placement Agent and the Company may rely solely on the most current Schedules.

10.13 Consents to Definitive Documentation. Where this Agreement contemplates that a Definitive Documentation, or any amendment, supplement or modification thereto, be approved, consented to or acceptable to the Commitment Parties or any category or sub-category thereof, or a majority of any of the foregoing, any request for such approval, consent or acceptance shall be sent by the Party requesting such approval, consent or acceptance in writing (which may include e-mail or facsimile); provided that no notice shall be sent to any Commitment Party that has previously notified the Company and counsel to the Ad Hoc Noteholder Group that it does not wish to receive a copy of any such request. Any approval, consent or acceptance shall be deemed to have been given and any Definitive Documentation shall be deemed accepted by those Commitment Parties that fail to respond to such request for approval within five (5) Business Days of such request.

10.14 Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of law principles thereof.

10.15 Consent to Jurisdiction. Each of the Parties (a) irrevocably and unconditionally agrees that any actions, suits or proceedings, at Law or equity, arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be heard and determined, prior to the commencement of any of the Chapter 11 Cases or the Chapter 15 Case, in any New York state or federal court located in the Borough of Manhattan in the City of New York and, after the commencement of any of the Chapter 11 Cases or the Chapter 15 Case, in the Bankruptcy Court; (b) irrevocably submits to the jurisdiction of such courts in any such action, suit or proceeding; (c) consents that any such action, suit or proceeding may be brought in such courts and waives any objection that such Party may now or hereafter have to the venue or jurisdiction or that such action or proceeding was brought in an inconvenient court; and (d) agrees that service of process in any such action, suit or proceeding may be effected by providing a copy thereof by any of the methods of delivery permitted by Section 10.6 to such Party at its address as provided in Section 10.6; provided that nothing herein shall affect the right to effect service of process in any other manner permitted by Law.

10.16 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.

10.17 Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

10.18 Specific Performance. Each Party acknowledges that, in view of the uniqueness of the securities referenced herein and the transactions contemplated by this Agreement, the other Parties would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that such other Parties shall be entitled to specific performance and injunctive or other equitable relief as the sole and exclusive remedy of any such breach, without the necessity of proving the inadequacy of monetary damages as a remedy, including an order of the Bankruptcy Court requiring any Party to comply promptly with any of its obligations hereunder.

[No further text appears; signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

CGG S.A.

By:
Name:
Title:

[EACH GUARANTOR]

By:
Name:
Title:

[Signature Page to Private Placement Agreement]

LUCID ISSUER SERVICES LIMITED

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Private Placement Agreement]

[COMMITMENT PARTY][4]

By:
Name:
Title:

Address:

Attn:

Tel:

Fax:

E-mail:

Principal amount of Senior Notes held as of the date hereof (settled amount only), detailed by series of Senior Notes

Principal amount of Senior Notes held as of June 1, 2017 (including open trades not yet settled), detailed by series of Senior Notes

Amount elected pursuant to Euro Option (if any): $ (to be converted into euros as indicated in Section 2.11 of this Agreement)

[4]	This entire signature page to be redacted when filed.

Schedule 15

BACKSTOP COMMITMENT SCHEDULE

Backstop Party	Backstop Percentage

[5]	This entire Schedule 1 to be redacted when filed.

Schedule 26

SUBSCRIPTION COMMITMENT SCHEDULE

Additional Commitment Parties:

Commitment Party	Private Placement Claim Amount[7]	Subscription Commitment Percentage	Euro Option? [Yes/No and portion of Subscription Commitment (USD) to be represented by euro-denominated notes]

Backstop Parties:

Backstop Party	Private Placement Claim Amount[8]	Subscription Commitment Percentage	Private Placement Percentage	Euro Option? [Yes/No and portion of Subscription Commitment (USD) to be represented by euro-denominated notes]

[6]	The identity and amount/percentages included in this Schedule 2 to be redacted when filed.
[7]	To be detailed by series of Senior Notes.
[8]	To be detailed by series of Senior Notes.

Schedule 3

Notice Information for Commitment Parties9

[9]	Notice information to be redacted when filed.

Schedule 4

Commitment Party Representations and Warranties

For each Commitment Party, the term “Private Placement Instruments” as used in this Schedule 4 shall refer to the Private Placement Instruments and be deemed to include the Backstop Fee Instruments whenever the context so requires.

In consideration of being offered Private Placement Instruments in the proposed Private Placement, each Commitment Party hereby acknowledges, undertakes, represents, warrants, confirms and agrees (as the case may be), severally and not jointly, as to itself and not any other Commitment Party, to the Company as follows:

1.

In making any decision to subscribe for or purchase the Private Placement Instruments, we confirm that we have such knowledge and experience in financial, business and international investment matters as is sufficient for us to evaluate the merits and risks of subscribing for or purchasing the Private Placement Instruments. We are experienced in investing in securities of this nature and are aware that we may be required to bear, and are able to bear, the economic risk of, have adequate means of providing for our current and contingent needs, have no need for liquidity and are able to sustain a complete loss in connection with, the Private Placement. We are aware and understand that an investment in the Private Placement Instruments involves a considerable degree of risk and no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment.

2.

We understand that there may be certain consequences under United States and other tax laws resulting from an investment in the Private Placement Instruments and have made such investigation and have consulted our own independent advisors or otherwise have satisfied ourselves concerning, without limitation, the effects of the United States federal, state and local income tax laws and foreign tax laws generally and ERISA, the Investment Company Act and the Securities Act.

3.

We are aware that the Company is an SEC registrant and that its reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) are publicly available at http://www.sec.gov. We have read such information as we have deemed necessary, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which the Company filed with the SEC on May 1, 2017. We have: (a) made our own assessment and satisfied ourselves concerning legal, regulatory, tax, business, currency, economic and financial considerations in connection herewith to the extent we deem necessary; (b) had access to review publicly available information concerning the Group that we consider necessary or appropriate and sufficient in making an investment decision; (c) reviewed such information as we believe is necessary or appropriate in connection with our subscription or purchase of the Private Placement Instruments; (d) had the opportunity to ask and have asked any queries regarding (i) the Financial Restructuring and the related Lock-Up Agreement, (ii) the Obligors and their affairs and (iii) the terms of the Private Placement Instruments and have received satisfactory answers from representatives of the Company thereto; and (e) made our investment decision based solely upon our own judgment, due diligence and analysis of the foregoing materials (and not upon any view expressed or information provided by or on behalf of the Group or any of its Affiliates or any person acting on its behalf). We understand that no offering document or prospectus has been prepared in connection with the offering of the Private Placement Instruments.

4.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the United States or for and on behalf of persons in the United States, we understand and agree: (1) that we are a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act (“QIB”); (2) that the Private Placement Instruments are being offered and sold to us in accordance with the exemption from registration under the Securities Act for transactions by an issuer not involving a public offering of securities in the United States and that the Private Placement Instruments and the New Common Stock have not been, and will not be, registered under the Securities Act or with any State (as defined in the Securities Act) or other jurisdiction of the United States; (3) that the Private Placement Instruments and the New Common Stock may not be reoffered, resold, pledged or otherwise transferred by us except (a) outside the United States in an offshore transaction pursuant to Rule 903 or Rule 904 of Regulation S, (b) in the United States to a person whom the seller reasonably believes is a QIB to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, pursuant to Rule 144A under the Securities Act, (c) pursuant to Rule 144 under the Securities Act (if available), (d) to the Company, (e) pursuant to an effective registration statement under the Securities Act, or (f) pursuant to another available exemption, if any, from registration under the Securities Act, in each case in compliance with all applicable laws; (4) that the Private Placement Instruments are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act; (5) to notify any transferee to whom we subsequently reoffer, resell, pledge or otherwise transfer the Private Placement Instruments of the foregoing restrictions on transfer; (6) that, for so long as the Private Placement Instruments or the New Common Stock are “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act), we will take commercially reasonable steps to segregate such Private Placement Instruments from any other securities that we hold that are not restricted securities, shall not deposit the New Common Stock in any depositary facility established or maintained by a depositary bank, and will only transfer such Private Placement Instruments in accordance with this paragraph; (7) that if we are acquiring the Private Placement Instruments as a fiduciary or agent for one or more investor accounts, each such account is a QIB, we have sole investment discretion with respect to each such account and we have full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each such account; (8) that we are acquiring such Private Placement Instruments for our own account (or the account of a QIB as to which we have sole investment discretion) for investment purposes and (subject to the disposition of our property being at all times within our control) not with a view to any distribution or resale of the Private Placement Instruments, directly or indirectly, in the United States or otherwise in violation of the United States securities laws; and (9) that no representation has been made as to the availability of the exemption provided by Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Private Placement Instruments. We acknowledge and agree, to the extent the Private Placement Instruments are delivered in certificated form, such certificate will bear a legend substantially to the effect as set out in this paragraph, unless agreed otherwise with the Company.

5.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us outside the United States, we understand and agree that we are located outside the United States and are participating in the Private Placement from outside the United States and we are neither a U.S. person nor acting for the account or benefit of any U.S. persons.

6.

With respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the European Economic Area (“EEA”), we acknowledge that we are persons in member states of the EEA who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state of the EEA (the “Prospectus Directive”)) and any implementing measure in each relevant member state of the EEA (“Qualified Investors”). In addition, with respect to any Private Placement Instruments offered to or subscribed for or purchased by us in the United Kingdom, we are Qualified Investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FPO”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO.

7.

We acknowledge that, in accordance with article 211-3 of the AMF General Regulations, the Company has informed them that (a) the Private Placement does not entail the filing by the Company of a prospectus (as this term is referred to, in particular, in Article 1 of EC Regulation N°809/2004 of 29 April 2004) subject to the visa of the AMF; (b) the Commitment Parties that qualify as qualified investors (investisseurs qualifiés), or if the Private Placement is only open to a limited circle of investors (cercle restreint d’investisseurs), such investors, in accordance with Article L.411-2, II, 2° of the French monetary and financial code, can participate in the Private Placement for their own account only and in the conditions set forth in Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 et D. 764-1 of the French monetary and financial code; and (c) the direct or indirect dissemination in the public of the acquired Private Placement Instruments can only be made in the conditions of Articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 à L. 621-8-3 of the French monetary and financial code.

8.

We, and any account for which we are acting, became aware of the Private Placement Instruments, and such were offered to us and each account for which we are acting (if any), solely by means of direct contact between us and the Company, and not by any other means. We and any fund, entity or account for which we are acting or advising or sub-advising did not become aware of the Private Placement Securities, and such were not offered to us or any account for which we are acting, by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or through any directed selling efforts within the meaning of Regulation S.

9.

We understand that no action has been or will be taken by the Company or any person acting on behalf of the Company that would, or is intended to, permit a public offer of the Private Placement Instruments in any country or jurisdiction where any such action for that purpose is required.

10.

We are not aware of any facts that would cause our subscription or purchase of the Private Placement Instruments to violate applicable laws and regulations in France or the jurisdiction of our residence.

11.

We will subscribe for or acquire any Private Placement Instruments subscribed for or purchased by us for our account or for one or more accounts as to each of which we exercise sole investment discretion and we have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

12.

We understand that the foregoing representations, warranties, agreements and acknowledgements are intended to ensure compliance with applicable United States and other securities laws and acknowledge that the Company will rely upon the truth and accuracy of the representations, warranties and acknowledgements set forth herein. We will notify the Company promptly and in writing if any of the acknowledgements, representations, warranties and agreements made herein and in connection with acquiring the Private Placement Instruments is no longer accurate.

Schedule 5

Common Stock of the Subsidiary	Jurisdiction of Incorporation	Ownership by the Company	Details
Alitheia Resources Inc.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)
• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015 (TLB)

CGG Data Services AG	Switzerland	100% (indirect)	• Pledge Agreement over Shares, 3 November 2015 (US RCF and French RCF)

• Confirmation of Pledge over Shares, 22 December 2015 (TLB)

• Confirmation of Pledge over Shares, 4 February 2016 (US RCF and French RCF)

CGG Holding I (UK) Limited	UK	100% (indirect)	• Charge over Shares, 7 January 2016 (US RCF, French RCF and TLB)

CGG Holding II (UK) Limited	UK	100% (indirect)	• Charge over Shares, 7 January 2016 (US RCF, French RCF and TLB)

CGG Holding III (UK) Limited	UK	100% (indirect)	• Charge over 1,346 ordinary shares, 21 September 2016 (French RCF, the US RCF and the TLB)

CGG Holding (U.S.) Inc.	USA	100% (indirect)	• Pledge over 100 shares of common stock, 18 July 2013 (US RCF)

• Pledge over 100 shares of common stock, 8 August 2013 (French RCF)

• Pledge over 100 shares of common stock, 22 December 2015 (TLB)

CGG Land (U.S.) Inc.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)
• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015 (TLB)

CGG Marine B.V.	Netherlands	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)
• Share Pledge (759,180 registered ordinary shares), 18 July 2013 (French RCF and US RCF)

• Second Ranking Share Pledge (759,180 registered ordinary shares), 22 December 2015 (TLB)

CGG Marine (U.S.) Inc.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)
• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015 (TLB)

CGG Services (Canada) Inc.	Canada	100% (indirect)	• Pledge over shares, 21 September 2016 (French RCF, US RCF and TLB)

CGG Services (UK) Limited	United Kingdom	100% (indirect)	• Charge over Shares, 3 November 2015 (US RCF and French RCF)

• Second Ranking Charge over Shares, 22 December 2015 (TLB)

Common Stock of the Subsidiary	Jurisdiction of Incorporation	Ownership by the Company	Details

• Third Ranking Charge over Shares, 4 February 2016 (US RCF, French RCF and TLB)

CGG Services (U.S.) Inc.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)

• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015 (TLB)

CGG Services SAS	France	100% (direct)	• First Ranking Securities Account Pledge (nantissement de compte de titres financiers), 18 July 2013 (US RCF)

• Second Ranking Securities Account Pledge (nantissement de compte de titres financiers), 8 August 2013 (French RCF)

• Third Ranking Securities Account Pledge (nantissement de compte de titres financiers), 22 December 2015 (TLB)

• Fourth Ranking Securities Account Pledge (nantissement de compte de titres financiers), 4 February 2016 (French RCF and US RCF)

• Fifth Ranking Securities Account Pledge (nantissement de compte de titres financiers), 27 January 2017 (French RCF and US RCF)

• Stock Pledge, 18 July 2013 (US RCF)

Sercel-GRC Corp.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)

• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015 (TLB)

Sercel, Inc.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)

• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015

Sercel Holding SAS	France	100% (direct)

•    First Ranking Securities Account Pledge (nantissement de compte de titres financiers), 18 July 2013 (US RCF)

•    Second Ranking Securities Account Pledge (nantissement de compte de titres financiers), 8 August 2013 (French RCF)

•    Third Ranking Securities Account Pledge (nantissement de compte de titres financiers), 22 December 2015 (TLB)

•    Fourth Ranking Securities Account Pledge (nantissement de compte de titres financiers), 4 February 2016 (French RCF and US RCF)

Common Stock of the Subsidiary	Jurisdiction of Incorporation	Ownership by the Company	Details
• Fifth Ranking Securities Account Pledge (nantissement de compte de titres financiers), 27 January 2017 (French RCF and US RCF)

• Stock Pledge, 18 July 2013 (US RCF)

Sercel SAS	France	100% (direct)	• First Ranking Securities Account Pledge (nantissement de compte de titres financiers), 3 November 2015 (US RCF and French RCF)

• Second Ranking Securities Account Pledge (nantissement de compte de titres financiers), 22 December 2015 (TLB)

• Third Ranking Securities Account Pledge (nantissement de compte de titres financiers), 4 February 2016 (US RCF and French RCF)

• Fourth Ranking Securities Account Pledge (nantissement de compte de titres financiers), 27 January 2017 (US RCF and French RCF)

Viking Maritime Inc.	USA	100% (indirect)	• Stock Pledge, 18 July 2013 (US RCF)

• Stock Pledge, 8 August 2013 (French RCF)

• Stock Pledge, 22 December 2015 (TLB)

Exhibit A

LOCK-UP AGREEMENT

Exhibit B

ASSUMPTION AND JOINDER AGREEMENT

THIS ASSUMPTION AND JOINDER AGREEMENT (this “Joinder Agreement”) is entered into as of [            ], 2017 by the undersigned (“Joining Commitment Party”). Reference is made to that certain Private Placement Agreement, dated as of [        ], 2017 (as amended, modified or supplemented from time to time, the “Agreement”), by and among CGG S.A., a French société anonyme (the “Company”), the other Obligors party thereto, and each of the Commitment Parties party thereto from time to time. Each capitalized term used but not defined herein shall have the meaning given to it in the Agreement. A copy of the Agreement is attached hereto as Annex I.

Upon execution and delivery of this Joinder Agreement, the undersigned hereby becomes a Commitment Party under the Agreement and agrees to be bound thereby (including all the terms, conditions and obligations set forth therein).

By executing and delivering this Joinder Agreement, the undersigned represents and warrants, severally and not jointly, to each Obligor as of the date hereof and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date) each of the representations and warranties applicable to Commitment Parties in the Agreement (including Section 4 and Schedule 4 thereto).

The undersigned acknowledges and agrees that once delivered to the Company, it may not revoke, withdraw, amend, change or modify this Joinder Agreement unless the Agreement has been terminated according to its terms.

This Joinder Agreement shall take effect and shall become an integral part of the Agreement immediately upon its execution, and the Joining Commitment Party shall be deemed to be bound by all of the terms, conditions and obligations of the Agreement and entitled to all of the rights under the Agreement as of the date thereof. The Joining Commitment Party shall hereafter be deemed to be a “Commitment Party” and a “Party” for all purposes under the Agreement.

THIS JOINDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

This Joinder Agreement may be executed in one or more counterparts, each of which, when so executed, shall constitute the same instrument and the counterparts may be delivered by facsimile transmission or by electronic mail in portable document format (.pdf).

[Signatures on Following Page]

IN WITNESS WHEREOF, this Assumption and Joinder Agreement has been duly executed by each of the undersigned as of the date specified below.

Date: [            ]

[10]
Name of Joining Commitment Party

Authorized Signatory

(Type or Print Name and Title of Authorized Signatory)

Address:

Attn:

Tel:

Fax:

E-mail:

Principal amount of Senior Notes held as of the date hereof (settled amount only, detailed by series of Senior Notes)

If committing as an Additional Commitment Party prior to the Placement End Date:

Principal amount of Senior Notes held as of June 1, 2017 (including, if elected, open trades not yet settled and detailed per series of Senior Notes)

Amount elected pursuant to Euro Option (if any): $ (to be converted into euros as indicated in Section 2.11 of this Agreement)

[10]	This entire signature page to be redacted if filed.

Exhibit C

TRANSFER NOTICE

THIS TRANSFER NOTICE (this “Transfer Notice”) is provided, as of [            ], 2017, by the undersigned Transferee and Transferor, for the benefit of the parties to that certain Private Placement Agreement, dated as of [        ], 2017 (as amended, modified or supplemented from time to time, the “Agreement”), by and among CGG S.A., a French société anonyme (the “Company”), the other Obligors party thereto, and each of the Commitment Parties party thereto from time to time. Each capitalized term used but not defined herein shall have the meaning given to it in the Agreement.

The undersigned Transferee and Transferor hereby represent, warrant, acknowledge and agree, for the benefit of the Parties and the Private Placement Agent, as follows:

(a) Transferee represents and warrants that, as of the date hereof, Transferee is a Commitment Party or will become a Commitment Party through the execution and delivery of a Joinder Agreement;

(b) Transferee and Transferor each represent and warrant that, on or prior to the date hereof, Transferor Transferred to Transferee the Commitments described on Annex A hereto;

(c) Subject to the terms and conditions of the Agreement, as of the date hereof, Transferee agrees to be bound by all of the terms and conditions of the Agreement as a Commitment Party with respect to the Transferred Commitments, including the requirement to subscribe for the Private Placement Instruments in respect of the Transferred Commitments according to the terms and conditions of the Agreement;

(d) Transferor and Transferee each acknowledge and agree, severally and not jointly, that the terms and conditions of Section 2.7 of the Agreement apply to the Transfer, and each represent and warrant to the best of its knowledge that the Transfer complies with the terms and conditions of Section 2.7 of the Agreement; and

(e) Transferor and Transferee acknowledge that the Schedules to the Agreement may be updated to reflect the Transfer of the Transferred Commitment, and agree that the Company and the Private Placement Agent may rely on the representations, warranties, acknowledgements and agreements herein, in connection with implementing the terms of the Agreement.

Each of the undersigned acknowledges and agrees that once delivered to the Company, it may not revoke, withdraw, amend, change or modify this Transfer Notice unless the Agreement has been terminated.

THIS TRANSFER NOTICE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

This Transfer Notice may be executed in one or more counterparts, each of which, when so executed, shall constitute the same instrument and the counterparts may be delivered by facsimile transmission or by electronic mail in portable document format (.pdf).

[Signature on Following Page]

IN WITNESS WHEREOF, the Parties have caused this Transfer Notice to be duly executed and delivered by their proper and duly authorized officers as of this [        ] day of [            ].

TRANSFEREE[11]

[NAME]

as a Commitment Party

Name:
Title:

TRANSFEROR

[NAME]

as a Commitment Party

Name:
Title:

[11]	This entire signature page to be redacted if filed.

ANNEX A

Transferred Commitments

Date of Transfer:

Transferor Name:

Is Transferor a Backstop Party? [Y/N]

Transferee Name:

Is Transferee a Backstop Party? [Y/N]

If Backstop Commitments were Transferred:

Backstop Percentage Transferred:                                 %

If Subscription Commitments were Transferred:

Private Placement Claim Amount Transferred:12 $                                      (of which,              USD to be represented by euros denominated Private Placement Notes1)

[12]	To be detailed per series of Senior Notes

Schedule 12

Cash Collateral Term Sheet

CGG HOLDINGS (US) INC.

CASH COLLATERAL TERM SHEET

In the event that CGG Holding B.V., CGG Holding (U.S.) Inc. (“CGG U.S.”) and certain of CGG U.S.’s affiliates and subsidiaries file petitions for relief under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), this term sheet describes the proposed terms of consensual use of cash collateral (this “Cash Collateral Term Sheet”) to, among other uses, fund working capital during the pendency of such chapter 11 cases.

This Cash Collateral Term Sheet is not intended to present a comprehensive list of all relevant terms and conditions of the potential use of cash collateral by the Debtors. It shall not constitute an offer to buy, sell, or exchange any of the securities or instruments described herein. It also shall not constitute a solicitation of the same.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

Company:	CGG S.A. and all of its direct and indirect subsidiaries (the “Company”).

Debtors:

CGG U.S., CGG Holding B.V., CGG Marine B.V., CGG Marine Resources Norge AS, Sercel, Inc., Sercel-GRC Corp., Sercel Canada Ltd. (“Sercel Canada”), CGG Canada Services Ltd. (“CGG Canada”), CGG Services (U.S.) Inc., Viking Maritime Inc., Alitheia Resources Inc., CGG Land (U.S.) Inc., CGG Holding I (UK) Limited, and CGG Holding II (UK) Limited (each, a “Debtor”).

Non-Debtors:	CGG S.A. and all of its direct and indirect subsidiaries other than the Debtors.

Prepetition Secured Parties:	First Lien Secured Parties:[1]

Wilmington Trust U.S. (“Wilmington U.S.”), as administrative agent under that certain Term Loan Credit Agreement, dated as of November 19, 2015, by and among CGG U.S., as borrower, CGG S.A. (“CGG”), as parent guarantor, the Debtors (other than CGG U.S., Sercel Canada and CGG Canada), as guarantors, Wilmington U.S., as administrative agent, Credit Suisse AG (“Credit Suisse”), as collateral agent, and the financial institutions from time to time party thereto, as lenders (the “U.S. TL Lenders;” such agreement, as amended, modified, or supplemented from time to time, and including all related credit documents, the “U.S. TL Credit Agreement;” Wilmington U.S. in such capacity, including any successor administrative agent, the “U.S. TL Agent”);

[1]

To the extent any of the administrative agents of record for the U.S. TL Credit Agreement, the U.S. RCF Agreement, and the French RCF Agreement are replaced, this Cash Collateral Term Sheet will be revised accordingly.

Credit Suisse, as administrative agent under that certain Credit Agreement, dated as of July 15, 2013, by and among CGG U.S., as borrower, CGG, as parent guarantor, the Debtors (other than CGG U.S., Sercel Canada and CGG Canada), as guarantors, Credit Suisse as administrative agent and collateral agent, Credit Suisse Securities (U.S.A.) LLC as sole bookrunner and sole lead arranger, and the financial institutions from time to time, as lenders (the “U.S. RCF Lenders;” such agreement, as amended, modified, or supplemented from time to time, and including all related credit documents, the “U.S. RCF Agreement;” Credit Suisse in such capacity, including any successor administrative agent, the “U.S. RCF Agent”); and

Wilmington Trust U.K., (“Wilmington U.K.”), as administration agent under that certain Multicurrency Revolving Facility Agreement, dated as of July 31, 2013, by and among CGG, as borrower, the Debtors (other than Sercel Canada and CGG Canada), as guarantors, Wilmington U.K., as administration agent, documentation agent, and coordinator, Barclays Bank PLC, CIC (Groupe Crédit Mutuel—CIC), KBC Bank N.V., and Succursale Francaise, as multiple lead arrangers, and the financial institutions from time to time party thereto, as lenders (the “French RCF Lenders;” such agreement, as amended, modified, or supplemented from time to time, and including all related credit documents, the “French RCF Agreement;” Wilmington U.K. in such capacity, including any successor administrative agent, the “French RCF Agent”).

The U.S. TL Agent, the U.S. RCF Agent, and the French RCF Agent are collectively referred to as the “Prepetition Secured Agents.”

The U.S. TL Credit Agreement, the U.S. RCF Agreement, and the French RCF Agreement are collectively referred to as the “Prepetition Loan Documents.”

The credit facilities under the U.S. TL Credit Agreement, the U.S. RCF Agreement, and the French RCF Credit Agreement are collectively referred to as the “Prepetition Secured Facilities.”

The lenders and holders under the Prepetition Secured Facilities and the Prepetition Agents are collectively referred to as the “Prepetition Secured Creditors.”

Certain Definitions:	“Ad Hoc Secured Lender Committee” means the ad hoc committee of certain Prepetition Secured Creditors represented by Kirkland & Ellis LLP.

“Ad Hoc Noteholder Committee” means the ad hoc committee of

certain holders of the Debtors’ senior notes (such senior notes include (i) the 5.875% senior notes due 2020, (ii) 6.5% senior notes due 2021 and (iii) 6.875% senior notes due 2022) represented by Willkie Farr & Gallagher LLP.

“Cash Collateral” has the meaning ascribed to it in section 363(a) of the Bankruptcy Code and includes, without limitation, (i) all existing and future cash of each Debtor that is an obligor under the Prepetition Secured Obligations on deposit in accounts controlled by the Prepetition Secured Creditors and (ii) all existing and after-acquired cash proceeds of the Prepetition Collateral (as defined below). For the avoidance of doubt, Cash Collateral shall not include cash proceeds from a permitted DIP financing.

“Chapter 11 Cases” means voluntary cases filed by the Debtors under chapter 11 of the Bankruptcy Code in the Bankruptcy Court (as defined below).

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in New York City are authorized or required by law to close.

“Lock-Up Agreement” means that certain Lock-Up Agreement, dated as of June [        ], 2017 (including the Term Sheet, the Milestones Schedule and all other schedules and exhibits thereto), by and among             , as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Petition Date” means the date on which the Chapter 11 Cases are commenced.

“Prepetition Collateral” means the collateral granted by the Debtors under the Prepetition Loan Documents and, for the avoidance of doubt, the Cash Collateral.“Prepetition Secured Obligations” means all obligations of (i) CGG U.S., as borrower, and the Debtors (other than CGG U.S., Sercel Canada and CGG Canada), as guarantors, under the U.S. TL Credit Agreement, (ii) CGG U.S., as borrower, and the Debtors (other than CGG U.S., Sercel Canada and CGG Canada), as guarantors, under the U.S. RCF Agreement, and (iii) the Debtors (other than Sercel Canada and CGG Canada), as guarantors, under the French RCF Agreement.

Entities With Interests in Cash Collateral:	The Prepetition Secured Creditors have interests in the Cash Collateral.

The respective interests of the Prepetition Secured Creditors in the Cash Collateral are governed by that certain Intercreditor Agreement dated as of August 8, 2013, by and among the U.S. TL Agent, the U.S. RCF Agent, the French RCF Agent, CGG U.S., CGG, and the subsidiaries and affiliates of CGG U.S. and CGG named therein (the “Prepetition Intercreditor Agreement”)

Use of Cash Collateral:

The Debtors shall be permitted to use all Cash Collateral on both an interim and final basis, as provided in the interim and final orders of the Bankruptcy Court authorizing and permitting such use (the “Interim Cash Collateral Order” and “Final Cash Collateral Order,” respectively, and collectively, the “Cash Collateral Orders”), for, among other things: (i) working capital purposes; (ii) other general corporate purposes of the Debtors, including intercompany loans in accordance with the Debtors’ cash management and pooling practices (with any approved intercompany loans to non-Debtors being subject to a secured intercompany lending arrangement); and (iii) the satisfaction of the costs and expenses of administering the Chapter 11 Cases, including the Adequate Protection (as defined below) payments; in each case, in accordance with the Budget (as defined below), subject to any Permitted Variance (as defined below); provided, further, that the Cash Collateral shall not be used, directly or indirectly, (i) to permit any Debtor or any of their representatives to directly or indirectly challenge or otherwise contest or institute any proceeding to determine (x) the validity, perfection or priority of security interests in favor of any of the Prepetition Secured Creditors, or (y) the enforceability of the obligations of the Debtors under the Prepetition Secured Facilities, (ii) to investigate, commence, prosecute or defend any claim, motion, proceeding or cause of action against any of the Prepetition Secured Agents, each in such capacity, or Prepetition Secured Creditors and each of their respective agents, attorneys, advisors or representatives, including, without limitation, any lender liability claims or subordination claims, or (iii) to fund acquisitions, capital expenditures, capital leases, or any other expenditure other than as set forth in the Budget. This provision shall not restrict the use of up to $75,000 by any Official Committee of Unsecured Creditors appointed in the Chapter 11 Cases (the “Committee”) for legal fees and expenses incurred during a challenge period commencing on the date of the appointment of the Committee and expiring 60 calendar days after the date on which the Bankruptcy Court enters the Final Cash Collateral Order solely for the purpose of investigating the liens of, and claims held by, the Prepetition Secured Creditors solely related to the Prepetition Secured Facilities; provided, however, that any such legal fees incurred by the Committee in excess of $75,000 shall be disallowed. The Cash Collateral Orders shall be in a form and substance that is acceptable to the Ad Hoc Secured Lender Committee but shall reflect the terms set forth in this term sheet (and no terms inconsistent herewith).

Carve-Out

Notwithstanding anything herein or in any other order of the Bankruptcy Court to the contrary, all of the rights and claims of the Prepetition Secured Creditors, including, without limitation, the Adequate Protection Liens, the Superpriority Claims and the Adequate Protection Payments, shall be subject and subordinate in all respects to the payment of the Carve-Out. The term “Carve-Out” means (a) all fees required to be paid to the Clerk of the Bankruptcy Court and to the Office of the U.S. Trustee pursuant to 28 U.S.C. §1930(a) plus interest at the statutory rate, (b) all reasonable fees and expenses incurred by a trustee under section 726(b) of the Bankruptcy Code in an aggregate amount not exceeding $250,000, (c) all allowed unpaid fees and expenses (the “Allowed Professional Fees”) incurred by persons or firms retained by the Debtors pursuant to section 327, 328, or 363 of the Bankruptcy Code (the “Debtor Professionals”) and the Committee (the “Committee Professionals” and, together with the Debtor Professionals, the “Professional Persons”) at any time before delivery by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, of a Carve Out Trigger Notice (as defined below), whether allowed by the Bankruptcy Court prior to or after delivery of a Carve Out Trigger Notice and (d) Allowed Professional Fees of Professional Persons in an aggregate amount not to exceed $5,000,000 incurred after delivery by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, of the Carve Out Trigger Notice, to the extent allowed by final order (the amounts set forth in this clause (iv) being the “Post-Carve Out Trigger Notice Cap”). For purposes of the foregoing, “Carve Out Trigger Notice” shall mean a written notice delivered by email (or other electronic means) by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, to counsel to the Debtors, the U.S. Trustee, counsel to the Creditors’ Committee and Willkie Farr & Gallagher LLP as counsel to the Ad Hoc Noteholder Committee, which notice may be delivered following the occurrence of an Event of Default or Termination Event, stating that the Post-Carve Out Trigger Notice Cap has been invoked.

Tracing Cash Collateral

The Debtors shall segregate Cash Collateral and continuously track the deposit and use of all such Cash Collateral in a manner such that the Bankruptcy Court shall find that such actions satisfy any requirement that the Prepetition Secured Creditors trace the Cash Collateral in accordance with any provisions of the Uniform Commercial Code, the Bankruptcy Code, or other applicable law.

Debtor Financial Reporting:

The Debtors shall provide the Prepetition Secured Agents (for distribution to the Prepetition Secured Creditors (other than those who have indicated that they do not wish to receive material non-public information)) and to the financial advisors and counsel to the Ad Hoc Noteholder Committee with the following:

•       On the first Business Day of the week that follows the Petition Date, a 13-week cash flow forecast setting forth the US Debtors’, the Non-US Debtors’ and the total Debtors’ projected cash receipts and operating disbursements in the form previously agreed covering the 13-week period beginning on such Business Day, which shall be in substance reasonably satisfactory to the Prepetition Secured Agents (the “13-Week Budget”), and (y) every four weeks thereafter, on the first Business Day of such new four-week period, an updated 13-Week Budget, which updated 13- Week Budget shall be in substance reasonably satisfactory to the Prepetition Secured Agents.

•       On the first Business Day of each week, a weekly report (the “Budget Variance Report”) of the aggregate variance between actual cash receipts and operating disbursements and projected cash receipts and operating disbursements for the then applicable testing period under the financial covenant ending with the week that began two weeks prior to the applicable reporting date. For the avoidance of doubt, the term “operating disbursements” shall exclude Professional Fees and Adequate Protection Payments (as defined below).

• Calls with management with reasonable frequency (expected to be monthly, but which could be more frequent depending on prevailing facts and circumstances) at times to be mutually agreed.

Company Financial Reporting:

Commencing in the first full calendar month after the Petition Date, on or before the twenty fifth (25th) day of each calendar month (or, if such day is not a Business Day, the next Business Day thereafter), the Company shall provide the Administrative Agent and the financial advisors and counsel to the Ad Hoc Noteholder Committee with (a) an updated 3-month consolidated EBITDA less CAPEX forecast with respect to the Company, which shall be in the form previously agreed (the “Three-Month Company Forecast”), and (b) a reconciliation of actual versus forecasted amounts reflected in the prior Three-Month Company Forecast provided by the Company and (c) a calculation of the Minimum Available Liquidity (as defined below) as of the last Business Day of the immediately preceding month demonstrating compliance with the Liquidity Covenant (as defined below) as of the last Business Day of the immediately preceding month. Additionally, the Company shall provide as soon as available (and after such is reviewed and approved by its board of directors, in any event), on a quarterly basis, a report of the aggregate variance between actual and projected amounts reflected in the consolidated cash flow forecast with respect to the Company, in the form previously agreed.

In addition, on a weekly basis commencing on the first Business Day of the first week after the Petition Date, the Company shall provide the Prepetition Secured Parties and the financial advisors and counsel to the Ad Hoc Noteholder Committee with the Comprehensive View of Cash by Legal Entity[2] report listing the cash balances in each Material Bank Account as of the last Business Day of the week that began two weeks prior to the applicable reporting date. A “Material Bank Account” means any bank account maintained by the Company or any of its subsidiaries with a cash balance that is greater than $500,000 at such time.

Termination Events:	The Debtors’ interim and final authority to use Cash Collateral shall terminate (the “Termination Date”) upon the earliest of the following events (each, a “Termination Event”) to occur:

• the Cash Collateral Orders cease to be in full force and effect for any reason, other than as a result of entry of the Final Cash Collateral Order superseding the Interim Cash Collateral Order;

• February 28, 2018 (or such later date as reflected in the Milestone Schedule as amended (if at all) in accordance with the terms of the Lock-Up Agreement);

• the effective date of a confirmed chapter 11 plan for the Debtors occurs;

• the Bankruptcy Court enters an order dismissing any of the Chapter 11 Cases without the consent of the Ad Hoc Secured Lender Committee, which consent shall not be unreasonably withheld;

•       the Bankruptcy Court enters an order converting any of the Chapter 11 Cases to a case under chapter 7 of the Bankruptcy Code, without the consent of the Ad Hoc Secured Lender Committee, which consent shall not be unreasonably withheld;

• the Bankruptcy Court enters an order appointing a chapter 11 trustee or any examiner with expanded powers relating to the operation of the businesses in any of the Chapter 11 Cases;

• the Bankruptcy Court enters a final order (i) reversing, amending, supplementing, vacating, or otherwise modifying the Cash

[2]	Report as named and provided by Yves Goulard to Zolfo Cooper on June 2, 2017.

Collateral Orders without the consent of the Ad Hoc Secured Lender Committee or (ii) avoiding or requiring repayment of any material portion of the payments made to the Prepetition Secured Creditors pursuant to the terms thereof;

•       the Bankruptcy Court enters an order granting relief from the automatic stay imposed by section 362 of the Bankruptcy Code to any entity other than the Prepetition Secured Agents (other than a holder(s) of a security interest ranking senior in priority to the security interests securing the Prepetition Secured Obligations) with respect to any material liens securing the Prepetition Secured Facilities or the collateral, including cash collateral, granted under the Cash Collateral Orders without the written consent of the Ad Hoc Secured Lender Committee, which consent may be withheld in their sole discretion;

•       the Debtors shall create, incur or suffer to exist any postpetition liens or security interests other than in the ordinary course of business in accordance with the terms of the Cash Collateral Orders (other than in connection with any junior DIP financing that the Ad Hoc Secured Lender Committee has consented to pursuant to the Lock Up Agreement or, if the Lock Up Agreement is terminated, the Ad Hoc Secured Lender Committee has reasonably consented to);

• the Cash Collateral Orders or any other pleading filed or supported in the Chapter 11 Cases by the Debtors provide for the nonconsensual priming of any prepetition liens;

• the Debtors shall create, incur or suffer to exist any other claim which is pari passu with or senior to the adequate protection claims granted to the Prepetition Secured Creditors;

•       the Bankruptcy Court enters the Final Cash Collateral Order without providing for any of the specific “waivers” contemplated herein, including, but not limited to waivers with respect to “marshalling,” “equities of the case,” and “surcharge” under 11 U.S.C. § 506(c); and

•       a filing by any Debtor of any motion, pleading, application or adversary proceeding challenging the validity, enforceability, perfection or priority of the liens securing any of the Prepetition Secured Facilities or asserting any other cause of action against and/or with respect to any of the Prepetition Secured Facilities or any of the liens securing the Prepetition Secured Facilities (or if the Debtors support any such motion, pleading, application or adversary proceeding commenced by any third party).

Events of Default:	The occurrence of any of the following events, unless waived in writing by the Prepetition Secured Agents, shall constitute an “Event of Default”:

•       the occurrence of the date that is five (5) Business Days after written notice has been provided by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, that the Debtors have failed to make any Adequate Protection payment required by the Cash Collateral Orders when due and the outstanding payment is not made within such five (5) Business Days;

•       the Debtors shall have received written notice from the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, that a Budget Variance Report provided to the Prepetition Secured Agents shows a variance in disbursements that is not a Permitted Variance, unless the Prepetition Secured Agents have waived such noncompliance within five (5) Business Days after written notice of such noncompliance;

•       the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, shall have provided the Debtors with written notice that the Debtors have failed to comply with any other material term of the Cash Collateral Orders (including the Liquidity Covenant (as defined below)) and such failure is not remedied by the Debtors or waived by the Prepetition Secured Agents within five (5) Business Days’ written notice of such noncompliance by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively;

•       the failure within three (3) Business Days’ written notice by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, of the Debtors to deliver to the Prepetition Secured Creditors any of the documents or other information required to be delivered pursuant to the Cash Collateral Orders when due or any such documents or other information shall contain a material misrepresentation;

•       the Bankruptcy Court shall not have entered the Interim Cash Collateral Order within five (5) days after the Petition Date, which order shall be in a form and substance reasonably acceptable to the Ad Hoc Secured Lender Committee; and

•       the Bankruptcy Court shall not have entered the Final Cash Collateral Order within forty (40) days after the Petition Date, which order shall be in a form and substance reasonably acceptable to the Ad Hoc Secured Lender Committee;

•       the Debtors shall have filed a disclosure statement that is inconsistent with the Lock Up Agreement or that is not otherwise reasonably acceptable to the Ad Hoc Secured Lender Committee, unless the chapter 11 plan described therein proposes to pay the Prepetition Secured Obligations in full in cash on the effective date; and

•       the Debtors shall have filed a chapter 11 plan that is inconsistent with the Lock Up Agreement or that is not otherwise reasonably acceptable to the Ad Hoc Secured Lender Committee, unless such plan proposes to pay the Prepetition Secured Obligations in full in cash on the effective date.

Remedies Upon Termination Date or Occurrence of Event of Default:

Upon the Termination Date, following the receipt by the Debtors of written notice of the occurrence of a Termination Event by the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent, respectively, the Prepetition Secured Creditors may, without further order of the Bankruptcy Court, revoke the Prepetition Secured Creditors’ consent to the Debtors’ use of Cash Collateral under the Cash Collateral Orders.

Upon the occurrence and during the continuance of an Event of Default and following the U.S. TL Agent, the U.S. RCF Agent, or the French RCF Agent’s giving of five (5) Business Days’ written notice (without duplication of any applicable cure periods expressly set forth above) to the Debtors, their lead restructuring counsel, the United States Trustee, lead counsel to any statutory committees appointed in the Chapter 11 Cases and the financial advisors and counsel to the Ad Hoc Noteholder Committee (the “Notice Period”), the Prepetition Secured Creditors may, without further order of the Bankruptcy Court, exercise any and all remedies available under the Prepetition Loan Documents against the Prepetition Collateral.

Adequate Protection:

In consideration and solely to the extent of any diminution in any value of the interests of the Prepetition Secured Creditors in the Prepetition Collateral resulting from the imposition of the automatic stay or the Debtors’ use, sale, or lease of the Prepetition Collateral during the Chapter 11 Cases, the Prepetition Secured Creditors shall receive the following Adequate Protection and acknowledge the sufficiency thereof:

• (i) valid and perfected senior, first-priority, priming security interests in and liens (including replacement liens) on the Prepetition Collateral and (ii) valid and perfected security interests in and liens on any of the Debtors’ assets that are not Prepetition Collateral (collectively, the “Adequate Protection Liens”), including, upon entry of the Final Cash Collateral Order, on proceeds of avoidance actions. The Adequate Protection Liens shall be subject to the Prepetition Intercreditor Agreement (insofar as the relative rights of the Prepetition Secured Parties is concerned) and shall be subordinate only to unavoidable, valid, and properly perfected liens existing as of the Petition Date or perfected subsequent to the Petition Date pursuant to section 546(b) of the Bankruptcy Code that are senior to the prepetition liens on the Prepetition Collateral.

• allowed superpriority administrative expense claims (the “Superpriority Claims”) against the Debtors (jointly and severally) pursuant to sections 503(b), 507(a), and 507(b) of the Bankruptcy Code.

•       payment of all outstanding prepetition and postpetition reasonable and documented fees and expenses (collectively, the “Professional Fees”) incurred by: (i) Kirkland & Ellis LLP, Kirkland & Ellis International LLP, and De Pardieu Brocas Maffei A.A.R.P.I, as counsel to the Ad Hoc Secured Lender Committee; (ii) Zolfo Cooper LLC, as restructuring advisor to the Ad Hoc Secured Lender Committee; (iii) Rothschild & Co., as investment banker to the Ad Hoc Secured Lender Committee; and (iv) any local counsel retained by the Prepetition Creditors Parties in connection with the Chapter 11 Cases (collectively, the “Professionals”), which may be effectuated through application of any retainers.

With respect to postpetition Professional Fees, the Debtors shall pay such Professional Fees within fifteen (15) days after receipt of a reasonably detailed invoice therefor, and such Professional Fees shall not be subject to Bankruptcy Court approval; provided, however, if the Debtors, the United States Trustee (the “U.S. Trustee”) or counsel for any official committee of unsecured creditors (the “Creditors’ Committee”) objects to the reasonableness of the Professional Fees and cannot resolve such objection within ten (10) days of receipt of such invoices, the Debtors, the U.S. Trustee or the Creditors’ Committee, as the case may be, shall file and serve on such Professionals an objection with the Court (the “Fee Objection”) limited to the issue of reasonableness of such fees and expenses.

The Debtors shall timely pay the Professionals’ invoices after the expiration of the fifteen (15) day period if no Fee Objection is received in such ten (10) day notice period. If a Fee Objection is timely received, the Debtors shall only be required to pay the undisputed amount of the invoice and the Court shall have jurisdiction to determine the disputed portion of such invoice if the parties are unable to resolve the dispute.

•       immediate cash payment of all accrued and unpaid interest at the contract rate (calculated by reference to the then applicable 3 month “LIBOR” rate) (including for the avoidance of doubt the utilization fee set forth under clause 12.6 of the French RCF Agreement) and letter of credit fees, as applicable, through the Petition Date owed under the Prepetition Secured Facilities (excluding payment of outstanding default interest, which the Prepetition Secured Creditors reserve the right to accrue, and the Debtors reserve all rights to object to such accrual and payment) (“Adequate Protection Payments”);

•       continued cash payments equal to interest payments (including for the avoidance of doubt the utilization fee set forth under clause 12.6 of the French RCF Agreement) at the contract rate (calculated by reference to the then applicable 3 month “LIBOR” rate) as and when such payments would have come due under the Prepetition Secured Facilities had the Chapter 11 Cases and the safeguard proceedings at the level of CGG S.A. not been commenced; provided that the Prepetition Secured Creditors waive the right for the payment of postpetition default interest for the period that the Lock Up Agreement is effective; provided further that if the Lock Up Agreement is terminated, the Prepetition Secured Parties reserve their right to payment of postpetition default interest accrued from the Petition Date and the Debtors reserve all rights to object to such accrual and payment);

• the Debtors shall maintain and insure the Prepetition Collateral on commercially reasonable terms and consistent with past practice and as required in the Prepetition Loan Documents; and

•       any additional reporting required by the Prepetition Secured Creditors (which reporting shall, upon delivery to any Prepetition Secured Creditor, be delivered simultaneously to the financial advisors and counsel to the Ad Hoc Noteholder Committee).

Access to Records

In addition to, and without limiting, whatever rights to access the Prepetition Secured Creditors have under their respective Prepetition Secured Loan Documents, upon reasonable notice, at reasonable times during normal business hours, the Debtors shall permit representatives, agents and employees of the Ad Hoc Secured Lender Committee and the financial advisors and counsel to the Ad Hoc Noteholder Group (i) to have access to and inspect the Debtors’ properties, (ii) to examine the Debtors’ books and records, and (iii) to discuss the Debtors’ affairs, finances and condition with the Debtors’ officers and financial advisors.

Chapter 11 Pleadings

To the extent practicable under the circumstances, the Debtors shall provide advance copies and a reasonable opportunity to review and provide comments to all material pleadings planned to be filed by the Debtors in the Chapter 11 Cases with copies simultaneously being provided to the financial advisors and counsel to the Ad Hoc Noteholder Committee.

Proof of Claim	The Prepetition Secured Creditors will not be required to file a proof of claim in connection with the Chapter 11 Cases.

Covenants:

As additional consideration for the use of Cash Collateral, and as an integral part of the Adequate Protection for the Prepetition Secured Creditors under the Prepetition Secured Facilities, the Debtors shall agree to the following:

(i) A covenant to maintain the Company’s total cash and permitted cash equivalents (but excluding (A) any restricted cash or cash equivalents, (B) any cash or cash equivalents pledged as collateral to secure letters of credit, (C) Trapped Cash (to be mutually defined but in any event to exclude cash and cash equivalents in Brazil, China, Egypt, Russia, South Africa, Tunisia and India) in excess of $91 million and (D) the outstanding balance of any drawn amounts under any DIP financing), and adding back the cumulative amount of interest and fees paid in respect of any DIP financing) (“Minimum Available Liquidity”) above the levels set out below and to be tested on a monthly basis (the “Liquidity Covenant”):

For the period commencing June 14, 2017 and ending on:	Minimum Available Liquidity
August 31, 2017	170.0
Any month thereafter	130.0

and

(ii) a covenant to comply with the 13-Week Budget described below.

For each 13-Week Budget delivered to the Administrative Agent, (i) during the third and fourth week of such 13-Week Budget, as of the last Business Day of each such week, the cumulative aggregate operating disbursements of the Debtors shall not be greater than an amount equal to the projected operating disbursements during that period multiplied by the Permitted Disbursements Variance set forth in the Permitted Variance Schedule and (ii) the aggregate cash balance for the total Debtors shall not be less than an amount equal to the projected cash balance during that period multiplied by the Permitted Cash Variance set forth in the Permitted Variance Schedule. Each of the foregoing variances set forth in this paragraph, individually and collectively, shall be a “Permitted Variance”.

PERMITTED VARIANCE SCHEDULE
Budget	Permitted Disbursements Variance	Permitted Cash Variance
First Week	No test	75%
Second Week	No test	75%
Third Week	120%	75%
Fourth Week	120%	75%

In determining whether a breach of the covenant set forth in the column entitled “Permitted Disbursements Variance” in clause (ii) above shall have occurred, $500,000 shall be subtracted from the cumulative aggregate operating disbursements of the Debtors in the relevant test period.

Stipulations:	In the Cash Collateral Order the Debtors shall stipulate to the following facts:

• the validity and amount of the Prepetition Secured Obligations;

•       that all of the Debtors’ cash, wherever located, is Cash Collateral (other than (i) any proceeds of any other permitted DIP financing and (ii) any proceeds (including insurance proceeds) arising from or in respect of the operation, lease and/or disposal of the maritime equipment purchased by CGG Marine BV from SAS Sea Survey IV pursuant to a sale agreement with reservation of title (Vente avec clause de reserve de propriété) dated 19 December 2013);

• the validity, priority, unavoidability, and perfection of the liens and security interests securing the Prepetition Secured Obligations;

• that no defenses or causes of action reducing the amount or priority of the Prepetition Secured Obligations exist;

• that the Prepetition Secured Obligations are not subject to avoidance or any other challenges under applicable law;

• that the U.S. TL Credit Agreement, U.S. RCF Agreement, and French RCF Agreement, as applicable, are valid and enforceable;

• that the Prepetition Secured Obligations constitute allowed claims against the applicable Debtors’ estates;

• that the Prepetition Intercreditor Agreement governs the payment priority, rights, remedies, and relative priorities of the liens related to the Prepetition Secured Obligations; and

•       other customary stipulations in form and substance reasonably requested by the Ad Hoc Secured Lender Committee. Moreover, the Debtors undertake to not take any action with the view of (a) challenging or supporting any other party in challenging the validity, enforceability, perfection, or priority of, or seeking avoidance or subordination of, any portion of the Prepetition Secured Facilities, (b) asserting or supporting any other party in asserting any other cause of action against and/or with respect or relating to such claims or the prepetition liens securing such claims, and (c) asserting or supporting any other party in asserting any cause of action or claim against the Prepetition Secured Creditors.

No Nonconsensual Priming Liens:	The Cash Collateral Orders and any other pleading filed in the Chapter 11 Cases shall not provide for the nonconsensual priming of any prepetition lien.

Junior DIP Financing:

The Debtors shall be permitted to incur DIP financing and grant liens on the Debtors’ assets and any non-Debtors’ assets in connection therewith; provided that (i) none of such liens shall prime any prepetition lien without the consent of the applicable Prepetition Secured Creditors and (ii) such DIP financing is reasonably acceptable to the Ad Hoc Secured Lender Committee.

Releases

The Debtors shall release, subject to the investigation and challenge period applicable to other parties in interests, all claims against the Prepetition Secured Creditors effective upon entry of the Interim Cash Collateral Order. Consistent with the prior sentence, the plan shall contain customary releases, exculpations, and injunctions for the benefit of the Prepetition Secured Creditors, which shall each be in a form and substance reasonably acceptable to the Ad Hoc Secured Lender Committee.

Waivers:	No Section 506(c) Claims. Subject to entry of the Final Cash Collateral Order, no costs or expenses of administration which have been or may be incurred in any of the Debtors’ Chapter 11 Cases at any time shall be charged against any Prepetition Secured Party, any of the Prepetition Secured Obligations, or the Prepetition Collateral pursuant to sections 506(c) or 105(a) of the Bankruptcy Code, or otherwise, without the prior written consent of the Ad Hoc Secured Lender Committee, and no such consent shall be implied from any other action, inaction, or acquiescence by any of the Ad Hoc Secured Lender Committee or their respective representatives.

No Liability to Third Parties. In consenting to the Cash Collateral Orders, or in taking any other action(s) related to the Cash Collateral Orders, none of the Prepetition Secured Creditors (i) shall have liability to any third party or be deemed to be in control of the operation of any of the Debtors or to be acting as a “controlling person,” “responsible person,” or “owner or operator” with respect to the operation or management of any of the Debtors (as such term, or any similar terms, are used in the Internal Revenue Code, the United States Comprehensive Environmental Response, Compensation and Liability Act, as amended, or any other Federal or state statute), or (ii) shall owe any fiduciary duty to any of the Debtors, their creditors or estates, or shall constitute or be deemed to constitute a joint venture or partnership with any of the Debtors.

No Marshalling or Application of Proceeds. Subject to entry of the Final Cash Collateral Order, the Prepetition Secured Agents shall be entitled to apply the payments or proceeds of the Prepetition Collateral in accordance with the provisions of the Prepetition Loan Documents, including the Prepetition Intercreditor Agreement, and in no event shall any of the Prepetition Secured Creditors be subject to the equitable doctrine of “marshaling” or any other similar doctrine with respect to any of the Prepetition Collateral for the benefit of any non- Prepetition Secured Creditor.

Section 552(b). Each of the Prepetition Secured Creditors shall be entitled to all of the rights and benefits of section 552(b) of the Bankruptcy Code. Subject to entry of the Final Cash Collateral Order, the “equities of the case” exception under section 552(b) of the Bankruptcy Code shall not apply to them with respect to proceeds, product, offspring, or profits with respect to any of the Prepetition Collateral.

Preservation of Rights. The Cash Collateral Orders must state that, notwithstanding any provision therein to the contrary, it is without prejudice to, and does not constitute a waiver of, expressly or implicitly, any of the Prepetition Secured Creditors’ rights with respect to any person or entity other than the Debtors or with respect to any other collateral owned or held by any person or entity other than the Debtors.

The rights of the Prepetition Secured Creditors are expressly reserved and entry of the Cash Collateral Orders shall be without prejudice to, and will not constitute a waiver, expressly or implicitly, of:

• the Prepetition Secured Creditors’ rights under any of the Prepetition Loan Documents;

• the Prepetition Secured Creditors’ rights to seek any other or supplemental relief in respect of the Debtors;

•       subject to the terms and conditions of the Interim or Final Cash Collateral Order, as applicable, and the Bankruptcy Code, the Prepetition Secured Creditors’ rights to seek further or different adequate protection; provided, however, that the Debtors or any other party in interest may contest any such request (notwithstanding their agreement to otherwise consent to the terms of this Cash Collateral Term Sheet);

• any of the Prepetition Secured Creditors’ rights under the Bankruptcy Code or under non-bankruptcy law, including without limitation, to the right to:

•       subject to the terms and conditions of the Interim or Final Cash Collateral Order, as applicable, request modification of the automatic stay of section 362 of the Bankruptcy Code subject to the Debtors’ rights to object to such request;

• request dismissal of the Chapter 11 Cases, conversion of any of the Chapter 11 Cases to cases under chapter 7, or appointment of a chapter 11 trustee or examiner with extended powers, or

• propose, subject to section 1121 of the Bankruptcy Code, a chapter 11 plan or plans;

•       any of the Prepetition Secured Creditors’ unqualified right to credit bid up to the full amount of the Prepetition Secured Facilities in the sale of any Prepetition Collateral pursuant to (i) section 363 of the Bankruptcy Code, (ii) a plan of reorganization or a plan of liquidation under section 1129 of the Bankruptcy Code, or (iii) a sale or disposition by a chapter 7 trustee for any Debtor under section 725 of the Bankruptcy Code;

•       any other rights, claims, or privileges (whether legal, equitable or otherwise) of the Prepetition Secured Creditors to the extent their exercise is not inconsistent with the Cash Collateral Orders or the Bankruptcy Code.

SIGNATURE PAGES

Pursuant to the provisions of Article 1375 of the French Code civil, only one original copy of this Agreement will be executed for each of the following category of executors: (i) the Company (the original copy being held by Linklaters LLP) and (ii) the Calculation Agent (their original copy being held by Linklaters LLP).

SIGNATURE PAGES

Pursuant to the provisions of Article 1375 of the French Code civil, only one original copy of this Agreement will be executed for each of the following category of executors: (1) the company (the original copy being held by Linklaters LLP) and (ii) the Calculation Agent (their original copy being held by Linklaters LLP).

The Company

Address:

CGG

Tour Maine Montparnasse

33, avenue du Maine – 75015 Paris

Fax No: +3316447 34 29

Attention: Ms. Beatrice Place-Faget

By:	Jean-Georges Malcor

SIGNATURE PAGES

Pursuant to the provisions of Article 1375 of the French Code civil, only one original copy of this Agreement will be executed for each of the following category of executors: (i) the Company (the original copy being held by Linklaters LLP) and (ii) the Calculation Agent (their original copy being held by Linklaters LLP).

The Calculation Agent

By:

Sunjeeve Patel	Yves Theis
Managing Director	Managing Director

REVISED DISCLOSURE STATEMENT

EXHIBIT E

Valuation Analysis

Valuation Analysis

THE INFORMATION CONTAINED HEREIN IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN. THE INFORMATION IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING ADEQUATE INFORMATION UNDER SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE THE HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF CLAIMS AGAINST THE COMPANY OR ANY OF THEIR AFFILIATES1.

Solely for the purposes of the Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) and Certain Debtor Affiliates (the “Plan” and CGG Holding (U.S.) and its Debtor affiliates, the “Debtors”) and the Disclosure Statement, Lazard Frères & Co. LLC (“Lazard”), as Investment Banker to the Debtors and CGG S.A., a non-debtor (“CGG”, together with the Debtors and other non-debtor subsidiaries of CGG, the “Company”), has estimated a range of total enterprise value (“Enterprise Value”) and implied equity value (“Equity Value”) of Reorganized CGG and its direct and indirect subsidiaries on a consolidated going-concern basis and pro forma for the transactions contemplated by the Plan (the “Valuation Analysis”). The Valuation Analysis was based on financial information provided by the Company’s management, including the Financial Projections attached to the Disclosure Statement as Exhibit G (the “Projections”), and information provided by other sources. The Valuation Analysis assumed that the Effective Date occurs on or around December 31, 2017.

Based on the Projections and other information described herein and solely for purposes of the Plan, Lazard estimated that the potential range of the Enterprise Value of Reorganized CGG is approximately $1,800 million to $2,000 million (with the midpoint of such range being approximately $1,900 million).

In addition, based on the Projections and other information described herein and solely for purposes of the Plan, Lazard estimated a potential range of total Equity Value of Reorganized CGG which consists of the Enterprise Value, less debt balance plus balance sheet cash on the assumed Effective Date. The Company has assumed that the Company will have a debt balance of $1,165 million and a pro forma cash balance of $3602 million as of the Effective Date. Based upon the estimated range of Enterprise Value of Reorganized CGG of between $1,800 million and $2,000 million described above, and assumed net debt of $805 million, Lazard estimated that the potential range of Equity Value for Reorganized CGG is between approximately $995 million and $1,195 million (with the midpoint of such range being approximately $1,095 million).

[1]

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of CGG Holding (U.S.) Inc. and Certain Debtor Affiliates (the “Disclosure Statement”), to which this Valuation Analysis is attached as Exhibit E.

[2]	Excludes $125 million of estimated minimum required and trapped cash.

The valuation estimates set forth herein represent a valuation analysis of Reorganized CGG generally based on the application of customary valuation techniques, including discounted cash flow and public comparable company analyses. For purposes of the Valuation Analysis, Lazard assumed that no material changes that would affect estimated value occur between the date of filing of the Disclosure Statement and the assumed Effective Date. Lazard’s Valuation Analysis does not constitute an opinion as to fairness from a financial point of view of the consideration to be received or paid under the Plan, of the terms and provisions of the Plan, or with respect to any other matters.

THE VALUATION ANALYSIS REFLECTS WORK PERFORMED BY LAZARD ON THE BASIS OF INFORMATION IN RESPECT OF THE BUSINESS AND ASSETS OF THE COMPANY AVAILABLE TO LAZARD AS OF AUGUST 12, 2017. IT SHOULD BE UNDERSTOOD THAT, ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT LAZARD’S CONCLUSIONS, LAZARD DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM ITS VALUATION ANALYSIS AND DOES NOT INTEND TO DO SO.

LAZARD DID NOT INDEPENDENTLY VERIFY THE PROJECTIONS OR OTHER INFORMATION THAT LAZARD USED IN THE VALUATION ANALYSIS, AND NO INDEPENDENT VALUATIONS OR APPRAISALS OF THE COMPANY WERE SOUGHT OR OBTAINED IN CONNECTION THEREWITH. THE VALUATION ANALYSIS WAS DEVELOPED SOLELY FOR PURPOSES OF THE PLAN AND THE ANALYSIS OF POTENTIAL RELATIVE RECOVERIES TO CREDITORS THEREUNDER. THE VALUATION ANALYSIS REFLECTS THE APPLICATION OF VARIOUS VALUATION TECHNIQUES, DOES NOT PURPORT TO BE AN OPINION AND DOES NOT PURPORT TO REFLECT OR CONSTITUTE APPRAISALS, LIQUIDATION VALUES, OR ESTIMATES OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED OR ASSETS TO BE SOLD PURSUANT TO THE PLAN, WHICH MAY BE SIGNIFICANTLY DIFFERENT THAN THE AMOUNTS SET FORTH IN THE VALUATION ANALYSIS.

THE VALUE OF AN OPERATING BUSINESS IS SUBJECT TO NUMEROUS UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT TO PREDICT AND WILL FLUCTUATE WITH CHANGES IN FACTORS AFFECTING THE FINANCIAL CONDITION AND PROSPECTS OF SUCH A BUSINESS. AS A RESULT, THE VALUATION ANALYSIS IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATES ARE INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER THE COMPANY, LAZARD, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THEIR ACCURACY. IN ADDITION, THE POTENTIAL VALUATION OF NEWLY ISSUED SECURITIES IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT. ACTUAL MARKET PRICES OF SUCH SECURITIES AT ISSUANCE WILL DEPEND UPON, AMONG OTHER THINGS, PREVAILING INTEREST RATES, CONDITIONS IN THE FINANCIAL AND COMMODITY MARKETS, THE ANTICIPATED INITIAL SECURITIES HOLDINGS OF PREPETITION CREDITORS, SOME OF WHICH MAY PREFER TO LIQUIDATE THEIR INVESTMENT RATHER THAN HOLD IT ON A LONG-TERM BASIS, THE POTENTIALLY DILUTIVE IMPACT OF CERTAIN EVENTS, INCLUDING THE ISSUANCE OF EQUITY SECURITIES UPON THE EXERCISE OF WARRANTS OR PURSUANT TO ANY MANAGEMENT INCENTIVE COMPENSATION PLAN, AND OTHER FACTORS WHICH GENERALLY INFLUENCE THE PRICES OF SECURITIES.

Lazard assumed that the Projections were reasonably prepared in good faith and on a basis reflecting the Company’s best estimates and judgments as to the future operating and financial performance of Reorganized CGG. The Valuation Analysis assumed that the actual performance of Reorganized CGG will correspond to the Projections in all material respects. If the business performs at levels below or above those set forth in the Projections, such performance may have a materially negative or positive impact, respectively, on the Valuation Analysis and estimated potential ranges of Enterprise Value and Equity Value therein.

In preparing the Valuation Analysis, Lazard: (a) reviewed certain historical financial information of the Company for recent years and interim periods; (b) reviewed certain financial and operating data of the Company, including the Projections; (c) discussed the Company’s operations and future prospects with the Company’s senior management team and third-party advisors; (d) reviewed certain publicly available financial data for, and considered the market value of, public companies that Lazard deemed generally relevant in analyzing the value of Reorganized CGG; (e) considered certain economic and industry information that Lazard deemed generally relevant to Reorganized CGG; and (f) conducted such other studies, analyses, inquiries and investigations as Lazard deemed appropriate. Lazard assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Company’s management and other parties as well as publicly available information.

The Valuation Analysis does not constitute a recommendation to any holder of Allowed Claims or any other person as to how such person should vote or otherwise act with respect to the Plan. Lazard has not been requested to and does not express any view as to the potential trading value of Reorganized CGG’s securities upon issuance or at any other time.

The Projections include assumptions and estimates regarding the value of tax attributes and the impact of any cancellation of indebtedness income on Reorganized CGG. Such matters are subject to many uncertainties and contingencies that are difficult to predict. Any changes to the assumptions on the availability of tax attributes or the impact of cancellation of indebtedness income could materially impact the Valuation Analysis.

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE VALUATION ANALYSIS PERFORMED BY LAZARD. THE PREPARATION OF A VALUATION ANALYSIS INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSIS AND THE APPLICATION OF THESE METHODS IN THE PARTICULAR CIRCUMSTANCES AND, THEREFORE, SUCH AN ANALYSIS IS NOT READILY SUITABLE TO A SUMMARY DESCRIPTION. THE VALUATION ANALYSIS PERFORMED BY LAZARD IS NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR FUTURE RESULTS, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE DESCRIBED HEREIN.

LAZARD IS ACTING AS INVESTMENT BANKER TO THE COMPANY, AND HAS NOT BEEN, WILL NOT BE RESPONSIBLE FOR AND WILL NOT PROVIDE ANY TAX, ACCOUNTING, ACTUARIAL, LEGAL OR OTHER SPECIALIST ADVICE.

REVISED DISCLOSURE STATEMENT

EXHIBIT F

Liquidation Analysis

HYPOTHETICAL LIQUIDATION ANALYSIS

Pursuant to section 1129(a)(7) of the Bankruptcy Code (often called the “Best Interests Test”), holders of Allowed Claims and Interests must either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Plan’s assumed Effective Date, that is not less than the value such non-accepting holder would receive or retain if the Debtor were liquidated under chapter 7 of the Bankruptcy Code. Chapter 7 is the liquidating chapter of the Bankruptcy Code. The Debtors’ management, with the assistance of their restructuring advisors, AlixPartners LLP, have prepared this hypothetical liquidation analysis (the “Liquidation Analysis”) to demonstrate that the proposed Plan satisfies the Best Interests Test. The Liquidation Analysis relies on various assumptions discussed in the Disclosure Statement as well as in the Statement of Limitations and accompanying notes below.

All capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement to which this Liquidation Analysis is attached, or the Plan as applicable.

1. Overview

The first step in establishing whether the Best Interests Test has been satisfied requires a determination of the dollar amount that would be generated from a hypothetical liquidation of the Debtors’ assets in hypothetical chapter 7 cases. This analysis is conducted on an entity-by-entity basis. The Liquidation Analysis estimates the cash proceeds net of liquidation-related costs that would be available to the creditors and interest holders of each Debtor if such Debtor were liquidated in a chapter 7 case instead of continued as a going concern under the Plan. Accordingly, asset values discussed herein may be different than amounts referred to in the Plan. Any value remaining at a Debtor after payment in full of claims inures to the benefit of such Debtor’s shareholder which in this case, is either another Debtor or a non-debtor affiliate.

The Liquidation Analysis was prepared for the sole purpose of generating a reasonable, good faith estimate of the proceeds that would be generated if the Debtors’ assets were liquidated in hypothetical chapter 7 cases. The Liquidation Analysis is not intended and should not be used for any other purpose.

2. Statement of Limitations

UNDERLYING THE LIQUIDATION ANALYSIS ARE NUMEROUS ESTIMATES AND ASSUMPTIONS REGARDING LIQUIDATION PROCEEDS THAT, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY THE DEBTORS’ MANAGEMENT AND THEIR ADVISORS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, REGULATORY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE DEBTORS’ OR MANAGEMENT’S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, LIQUIDATED, AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THE RESULTS SET FORTH HEREIN.

The underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY.

3. Overview of the Liquidation Process

The Debtors prepared this Liquidation Analysis in connection with their solicitation of votes to accept or reject the Plan, which contemplates a reorganization of CGG Holding (U.S.) Inc. and certain of its affiliates, as debtors and debtors in possession in the above-captioned chapter 11 cases.

The recoveries shown contemplate a liquidation sale. They are not based on sales of the Debtors or their assets or business units as going concerns. While no assurances can be made, proceeds received from a going concern sale may be more than in a hypothetical liquidation, the costs of a going concern sale may be less, and fewer claims may be asserted against the Debtors’ estates in a going concern sale, or certain types of claims, such as trade claims, may be assumed by the purchaser in a going concern sale.

In a hypothetical chapter 7 liquidation, a trustee (the “Chapter 7 Trustee”) is appointed to manage each Debtor’s affairs and to conduct a liquidation of each Debtor’s assets in the chapter 7 cases. Each Debtor’s assets would be liquidated and the proceeds of the assets, net of wind-down costs, would be distributed to creditors of that Debtor. The Liquidation Analysis assumes that the Debtors would be forced to cease substantially all operations and use their cash position at the time of conversion to chapter 7 to liquidate their assets and pay claims in accordance with the priority scheme set forth in the Bankruptcy Code.

The Liquidation Analysis assumes that if the Debtors were liquidated under chapter 7 of the Bankruptcy Code, the non-debtor affiliates, including CGG S.A., could no longer function as operating businesses. Accordingly, the Liquidation Analysis assumes that CGG S.A. and all Non-Debtors (collectively, with the Debtors, the “CGG Group Entities”) would enter parallel liquidation proceedings under U.S. or non-U.S. insolvency law, as appropriate. Among other things, the assumption that all CGG Group Entities would liquidate affects the CGG Group Entities’ ability to recover on intercompany balances, often resulting in little or no recovery on account of intercompany claims.

For purposes of the Liquidation Analysis, the claims against each Debtor and Non-Debtor are based upon a review of claims listed on such Debtor’s Schedules of Assets and Liabilities and the Debtor’s and Non-Debtor’s financial statements to account for other known liabilities, as appropriate. In addition, the Liquidation Analysis includes estimates for other liabilities that would be settled in a chapter 7 liquidation, including wind-down costs, trustee fees, taxes, certain employee liabilities and unpaid chapter 11 case administrative claims. The Bankruptcy Court has not estimated or otherwise allowed any of these claims. NOTHING CONTAINED IN THE LIQUDIATION ANALYSIS IS INTENDED TO BE OR CONSTITUTES A CONCESSION OR ADMISSION BY THE DEBTORS. THE ACTUAL AMOUNT OF ALLOWED CLAIMS IN THE CHAPTER 11 CASES COULD MATERIALLY DIFFER FROM THE ESTIMATED AMOUNTS IN THE LIQUIDATION ANALYSIS.

4. Priority of Distributions in a Chapter 7 Liquidation

Section 726 of the Bankruptcy Code requires payment in full of allowed administrative expenses incurred by the Chapter 7 Trustee, including expenses incurred in connection with the sale of the Debtors’ assets (the “Wind Down Claims”), before any distribution can be made on account of Chapter 11 Administrative Expenses or other priority claims. Accordingly, the Liquidation Analysis assumes that available proceeds from the liquidation of assets and cash would be first applied to the payment of these post-petition, post-conversion Wind Down Claims (or similarly treated claims in foreign jurisdictions) which are claims arising from the wind-down of the CGG Group Entities’ businesses during the chapter 7 liquidation process. Following the payment of Wind Down Claims, net proceeds attributable to the liquidation of the CGG Group Entities’ assets and cash collateral would then be applied to satisfy secured claims, including any adequate protection claims. After payment of secured claims, any remaining proceeds and any cash that does not constitute collateral would be used to satisfy post-petition administrative claims, priority claims, and lastly, General Unsecured Claims. General Unsecured Claims include prepetition unsecured claims as well as any unsecured claims that arise during the liquidation period.

Here, the holders of the Secured Funded Debt Claims have first priority liens or mortgages on, security interests in, and assignments, charges, or pledges of substantially all of the Debtors’ assets, either as primary obligors or guarantors of the Secured Funded Debt Claims. The only exceptions are the two Canadian Debtors, Sercel Canada Ltd. and CGG Canada Services Ltd. (together, the “Canadian Debtors”). The Canadian Debtors are neither guarantors nor obligors of these facilities. Under the Bankruptcy Code, if the liquidation proceeds from the sale of the secured lenders’ collateral prove insufficient to satisfy the secured claims in full, the resulting deficiency claim constitutes a general unsecured claim against that Debtor. Each of the Debtors is a guarantor of the Senior Notes.

5. Presentation of Liquidation Analysis

The Liquidation Analysis demonstrates that the liquidation proceeds are not sufficient to pay the Secured Funded Debt Claims in full. Accordingly, holders of these claims would receive partial payment on account of their claims and, with the exception of the creditors of the Canadian Debtors, holders of general unsecured claims, including holders of Senior Notes Claims, would not receive any distribution at all. With respect to the Canadian Debtors, holders of Senior Notes Claims may receive a recovery of 0.1%—0.1% on account of their claims against such Debtors.

Because the distributable value to holders of unsecured claims is essentially the same for each of the Debtors, the Liquidation Analysis presents the results of a hypothetical chapter 7 liquidation by showing the sum of all individual entities within the Debtor group. As discussed above, the Liquidation Analysis assumes that if the Debtors were liquidated under chapter 7, the remaining legal entities within CGG S.A.’s corporate group would also liquidate. Accordingly, for illustrative purposes only, the Liquidation Analysis also presents the liquidation recoveries based on the sum of the liquidation recoveries from all of the Debtors and the parent company, CGG S.A.

6. Hypothetical Liquidation Period

The Liquidation Analysis assumes an expedited wind-down of the CGG Group Entities’ operations to maximize recovery values and minimize the costs of liquidation. The hypothetical chapter 7 liquidation is assumed to commence following the conversion to chapter 7 cases. It is assumed that the majority of material assets would be sold in approximately three to four months, and that the effective date of conversion to chapter 7 for the Debtors would be October 31, 2017 (the “Conversion Date”). The Liquidation Analysis assumes the Conversion Date solely for illustrative purposes.

7. Estimate of Net Proceeds

The estimated cash proceeds that could be realized in a liquidation are approximated by evaluating the recovery from the CGG Group Entities’ assets under a forced sale context. Such assets consist primarily of (i) cash and cash equivalents, (ii) property, plant and equipment, including land and buildings, (iii) the multi-client libraries, and (iv) operating assets such as customer receivables, inventory and other current assets. Unless otherwise noted, the net proceeds estimated in the Liquidation Analysis are based on estimated, unaudited asset and liability account balances for the CGG Group Entities as of March 31, 2017.

8. Estimate of Costs

The estimated liquidation costs include fees payable to a Chapter 7 Trustee or similarly appointed professionals in non-U.S. jurisdictions as well as those to attorneys and other professionals that the Chapter 7 Trustee (or similar appointee in non-U.S. jurisdictions) may engage to assist in liquidating the CGG Group Entities’ operations. Further, priority expenses would include any obligations and unpaid expenses the CGG Group Entities incurred during the chapter 11 cases, the Safeguard, and from the start and until the conclusion of the chapter 7 cases. The wind-down expenses may be greater or less than the estimated amount. Such expenses are in part dependent on the length of time of the liquidation.

9. Distribution of Net Proceeds

The table below summarizes the estimated proceeds that would be available for distribution to creditors of the Debtors and CGG S.A. assuming that each of the CGG Group Entities liquidates in hypothetical cases under chapter 7 of the Bankruptcy Code (or similar non-U.S. proceedings) and the recoveries to such creditors.

The Liquidation Analysis demonstrates that holders of Secured Funded Debt Claims would only receive partial recoveries on account of their claims, and holders of general unsecured claims would receive no recoveries at all. The Canadian Debtors’ unsecured creditors are the only possible exception to this hypothetical result; holders of Senior Notes Claims against the Canadian Debtors will receive an estimated 0.1% - 0.1% recovery on account of their claims.

The estimated recoveries do not reflect any potential negative impact on the distributable value available to creditors of the Debtors or the other CGG Group Entities on account of any potential unknown and contingent liabilities. Additional assumptions with respect to the Liquidation Analysis are set forth below.

DETAILED LIQUIDATION ANALYSIS

The liquidation analysis for the CGG Group Entities was prepared on an entity-by-entity basis. Asset recoveries accrue first to satisfy creditor claims at the legal entity level. To the extent any remaining value exists, it flows up to each parent entity. For the Secured Funded Debt Claims and Senior Notes Claims, it is assumed that claims have been allowed at each of the credit party and guarantor entities. Asset book values and unsecured trade claims shown below are as of March 31, 2017, unless otherwise noted. The table below shows the sum of all recoveries to the Debtors and CGG S.A. that result from the hypothetical liquidation of each of the CGG Group Entities (including those of the Debtors). In addition, the table below shows the sum of recoveries for General Unsecured Claims against the Debtors (see “General Unsecured Claims – Debtors”). The Liquidation Analysis for the consolidated Debtors and CGG S.A. should be reviewed in conjunction with the associated notes.

Liquidation Analysis Summary - Consolidated Debtors and CGG S.A.
		Book	Recovery%		Proceeds
($000’s)	Note:	Value	Low	High	Low	High
Cash	[A]	$104,551	100.0%	100.0%	$104,551	$104,551
Accounts Receivable, net	[B]	137,700	20.0%	30.0%	27,540	41,310
Inventory	[C]	262,045	33.8%	43.8%	88,688	114,892
Tax Assets	[D]	82,035	20.0%	29.9%	16,376	24,564
PP&E	[E]	252,306	34.6%	48.1%	87,183	121,362
Intangible Assets	[F]	465,578	29.0%	37.7%	134,970	175,598
Goodwill	[G]	1,211,824	0.0%	0.0%	—	—
Other Assets	[H]	154,863	12.8%	18.8%	19,860	29,172
Non-Debtor and JV Equity	[I]				130,480	146,861
Intercompany Receivables	[J]				9,030	19,396

Gross Proceeds from Liquidation		$2,670,902	23.2%	29.1%	$618,677	$777,706
Wind Down Claims
Wind Down Claims	[K]				191,823	192,979
Recovery $					191,823	192,979

Recovery %					100.0%	100.0%
Secured Claims
Secured Funded Debt Claims	[L]				809,071	809,071
Secured Funded Debt Recovery $					423,224	580,571

Secured Funded Debt Recovery %					52.3%	71.8%
General Administrative Claims
General Administrative Claims	[M]				88,065	88,065
Recovery $					2,691	2,691

Recovery %					3.1%	3.1%
Senior Notes Claims
Senior Notes Claims - General Unsecured Claims	[N]				1,543,501	1,543,501
Recovery $					939	1,466

Recovery %					0.1%	0.1%
General Unsecured Claims
General Unsecured Claims - Debtors	[O]				872	872
Recovery $					—	—

Recovery %					0.0%	0.0%
Total Distributions					$618,677	$777,706

[A] Cash and Cash Equivalents: The cash balance above is estimated as of September 30, 2017 and is allocated to legal entities based on cash balances as of June 30, 2017. All cash held by the Debtors is assumed to be encumbered, while cash held by Non-Debtors is available to satisfy claims at those entities. The Debtors estimate a 100% recovery on cash and equivalents, including trapped cash.

[B] Accounts Receivable, net: The nature of the CGG Group Entities’ business results in substantial levels of progress billing whereby accounts receivable are generated and collected over the life of customer projects which span multiple billing periods. In a liquidation setting, it is unlikely that the CGG Group Entities would be able to successfully recover accounts receivable balances as projects would be abandoned before completion. Additional claims against prior collections on unfinished projects and for business interruption are possible and have not been estimated as part of this Liquidation Analysis. A recovery of 20% - 30% has been assigned to accounts receivable to account for the issues associated with collectability.

[C] Inventory: Inventory consists of raw materials, work in process and finished goods. Recoveries were assigned based on the specific inventory type. On a blended basis, a 33.8% - 43.8% recovery has been assigned to the Debtors’ and CGG S.A.’s inventory.

[D] Tax Assets: The tax assets primarily consist of prepaid income and other taxes, research tax credits, and deferred tax assets. Recoveries were assigned based on the individual tax asset type. On a blended basis, a 20.0% - 29.9% recovery has been assigned to the Debtors’ and CGG S.A.’s tax assets.

[E] Property, Plant and Equipment: Property, plant and equipment was evaluated and assigned recovery percentages by asset type. The table below provides a summary of the major asset types and their corresponding recovery. On a blended basis, the Debtors’ and CGG S.A.’s PP&E were assigned a 34.6% - 48.1% recovery on the March 31, 2017 net book value of property, plant and equipment.

Property, Plant & Equipment Summary
	Net Book		Recovery
($000’s)	Value	Low%	Low $	High%	High $
Land	5,925	100.0%	5,925	110.0%	6,518
Buildings and Improvements	31,656	100.0%	31,656	110.0%	34,822
Machinery & Equipment	133,656	32.5%	43,462	54.4%	72,694
Vehicles, Vessels and Aircraft	7,071	80.0%	5,657	90.0%	6,364
Office Furniture and Equipment	4,065	10.0%	407	20.0%	813
Other Fixed Assets	1,520	5.0%	76	10.0%	152
Leased Assets	68,413	0.0%	0	0.0%	—

Total PP&E	252,306	34.6%	87,183	48.1%	121,362

[F] Intangible Assets: The CGG Group Entities’ intangible assets consist of the multi-client libraries, development costs, computer software and other intangibles. Intangible asset recoveries were assessed by asset category. In total, the Debtors estimated that the Debtors and CGG S.A. could generate approximately $135 million - $176 million in proceeds from the liquidation of intangible assets for a blended recovery of 29.0%—37.7%.

[G] Goodwill: No recovery was assigned to goodwill.

[H] Other Assets: Other assets consist of VAT receivables, certain financial assets, non-trade accounts receivables, prepaid expenses and other items. Recoveries were assigned based on asset type. On a blended basis, a 12.8% - 18.8% recovery has been assigned to the Debtors’ and CGG S.A.’s other assets.

[I] Non-Debtor and JV Equity: Non-Debtor and JV equity represents the equity interests in Non-Debtor entities and unconsolidated joint venture subsidiaries that generate asset value that flows to the Debtors or CGG S.A. as a result of their ownership in these entities. For the Non-Debtor entities, a liquidation analysis determined if any available equity was available after satisfying creditors at that entity. For unconsolidated JV’s, no recovery was assumed to come from the vessel-owning joint ventures due to the significant debt held in those entities. For all other minority joint ventures, a 50% - 60% recovery was estimated.    The equity in Non-Debtor subsidiaries after paying wind-down and other creditors is estimated to be approximately $130 million - $147 million.

[J] Intercompany Receivables: Intercompany receivables represents the recovery on amounts owed to the Debtors and CGG S.A. by Non-Debtors. For purposes of evaluating collectability, the Non-Debtor intercompany payables were assumed to be unsecured and pari passu with other unsecured claims of the Non-Debtors. The estimated recovery to the Debtors and CGG S.A. from intercompany receivables is approximately $9 million - $19 million.

[K] Wind Down Claims: Wind Down Claims or similarly treated foreign claims are comprised of trustee expenses and legal fees, estimated at 4% of non-cash proceeds totaling approximately $15 million—$20 million, wind-down, notice and severance expenses of approximately $104 million (high case) - $108 million (low case) and certain balance sheet liabilities such as employee, tax and chapter 11 expenses totaling approximately $69 million that are assumed to benefit from priority treatment in a hypothetical liquidation. For entities that are secured loan parties, these claims are assumed to be paid prior to any secured recovery.

[L] Secured Funded Debt Claims: These secured claims are assumed to have a security interest in all of CGG SA’s and the Debtors’ (excluding Canadian Debtors) assets. As such, all assets and value flowing from Non-Debtors is assumed to be pledged to the secured creditors. Recovery to the Secured Funded Debt Claims is estimated to be 52.3%—71.8%.

[M] General Administrative Claims: General administrative claims represent an estimate of post-petition costs and expenses of case administration other than Wind Down Claims. For entities that are loan parties, general administrative claims are assumed to be paid only after the Secured Funded Debt Claims are satisfied. As such, the general administrative claims against the Debtors, excluding Canadian Debtors, receive no recovery. General administrative claims at the Canadian Debtors are paid after Wind Down Claims are paid in full at that entity. The $2.7 million recovery for general administrative claims in the Liquidation Analysis reflects recoveries at the Canadian Debtors and results from the absence of Secured Funded Debt Claims at those Debtors. Because Secured Funded Debt Claims at the other Debtors absorb all recoverable value at the other Debtors, general administrative claims at the other Debtors would receive no recoveries in a chapter 7 liquidation.

[N] Senior Notes Claims: The Senior Notes claims are assumed to be general unsecured claims that are asserted against CGG SA and the Debtors. These claims will share in any proceeds that may be available after payment of the secured claims and the administrative claims. The two Canadian debtor entities that are not parties to the Secured Funded Debt Claims provide a limited recovery to the Senior Notes Claims, while no recovery flows from the parties liable for the secured debt. The Debtors estimate 0.1%—0.1% recovery on these claims.

[O] General Unsecured Claims – Debtors: Represents an estimate of the prepetition unsecured liabilities at the Debtors. No estimate has been made for additional claims that may arise related to the chapter 7 liquidation for contract or lease rejections or other litigation. These claims would share in any unsecured recoveries with the Senior Notes claims. These claims are assumed to be pari passu with the Senior Notes Claims. The Debtors estimate no recovery on these claims. Because the Senior Notes Claims are asserted against all Debtors, including the Canadian Debtors who are not liable for Secured Funded Debt Claims, the Senior Notes Claims may receive a 0.1% recovery that holders of General Unsecured Claims will not. This difference does not reflect a difference in priority or of classification.

REVISED DISCLOSURE STATEMENT

EXHIBIT G

Financial Outlook

Exhibit G

Financial Outlook

This Exhibit contains a financial outlook (the “Financial Outlook”) prepared by management of CGG (the “Company”). The Financial Outlook was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission (the “SEC”) and the American Institute of Certified Public Accountants (the “AICPA”) or with interpretations of any other securities regulator or accounting rules and standards for preparation and presentation of prospective financial information. Accordingly, the Financial Outlook does not include disclosure of all information required by the AICPA guidelines on prospective financial information. The Financial Outlook, which was neither audited nor reviewed by the Company’s auditors, is necessarily based upon a number of assumptions and estimates that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, and upon assumptions with respect to future business decisions that are subject to change. The Company’s expectations as to future developments may deviate substantially from actual developments, and the Company’s actual results of operations could deviate, and could deviate materially, from the Financial Outlook. Important factors that could cause actual results to differ from management’s expectations are disclosed in the Company’s periodic reports and registration statements filed with the SEC and the Autorité des marchés financiers. Readers are cautioned not to place undue reliance on the Financial Outlook.

Additional financial presentations made by the Company can be found on the Company’s website at http://www.cgg.com/en/Investors/Financial-Presentations

Exhibit G 1 of 3

The following assumptions are included in the Company’s Financial Outlook:

•	The Company continues to operate as a services company whose value is mostly made up of clients and people, with interlinked technologies, production units, and geographies

•	The Financial Restructuring contemplated in the Restructuring Plans is completed in early 2018, including:

•	The maturities of the Secured Funded Debt are extended to 5 years (to 2023)

•	There is full equitization of the Senior Notes and the Convertible Bonds

•

$300 million of new money is included as proceeds from the Rights Offering and the New Second Lien Private Placement Instruments issuance (net after repayment of $150 million on the Secured Funded Debt and cash placement fees)

•	The Company’s 2017 Operating Results remain in line with those from 2016, including:

•	Unchanged 2017 guidance

•	Multi-client cash capex expected to be $250-300m, with cash prefunding rate above 70% and industrial capex at $75-100m

•	Cash generation expected to be lower in 2017 due to lack of positive change in working capital versus 2016

•	Different revenue mix than initially anticipated

•	Second half of the year follows a traditional pattern of a weaker Q3 followed by a stronger Q4

•	Multi-Client: sales supported by good positioning and recent and modern data library in key sedimentary basins

•	Equipment: low volumes in a context of still uncertain recovery horizon

•	Data acquisition: still hampered by low exploration spending with the usual unfavorable seasonality in the second half of the year

•	In 2018 and 2019 the exploration market begins to recover, including:

•	Oil prices remain in the region of $50-65/barrel over the next 2 years

•	Unconventional exploitation remains a strong swing factor

•	Shortage in oil reserves is expected by 2020 due to the current scant exploration efforts and low rate of discoveries in the past few years

•	A modest increase in exploration is anticipated beginning H2 2018

Exhibit G 2 of 3

Financial Outlook

FYE 31/12	2016A	2017E	2018E	2019E
Revenue	$1.2 BN	In line with 2016 A results	approx $1.5 BN	approx $2.0 BN
EBITDA Margin	27%		35.0%-40.0%	37.5%-42.5%
MC Capex (1)	$295 MM		$275-325 MM
Industrial Capex (2)	$71 MM		$100-125 MM
R&D Capex (3)	$34 MM		Stable at approx $35 million
Change in Working Capital	$198 MM		Negative in line with revenue growth
Cash Transformation Cost	$167 MM	$80 MM	$15 MM	$10 MM
Liquidity	$539 MM	$195-225 MM	$375-405 MM	$505-535 MM

(1)

Multi-client Capital Expenditures are expenditures incurred in acquiring, processing and otherwise completing seismic surveys to be licensed to customers on a non-exclusive basis. The expenditures reported here are cash costs only; the non-cash costs (such as streamer depreciation for instance) while utilized for multi-client surveys are not factored in.

(2)

Industrial Capital Expenditures are expenditures incurred to acquire physical assets (like seismic equipment) that are expected to generate future economic benefits over useful lives lasting more than one period or to add to the value of an existing physical asset triggering extension of its useful life.

(3)

Research and Development Capital Expenditures are expenditures incurred for the production of new or substantially improved products and processes likely to generate future economic benefits. The expenditures capitalized mainly include the cost of materials and direct labor.

Exhibit G 3 of 3